Form 10-K, Exhibit 13
period 1994-08-31
SCHULMAN A INC
filed 1994-11-23
CIK 87565

                                        Exhibit 13

        Company's 1994 Annual Report to Stockholders.

                     A. Schulman Inc. 1994 Annual Report






                                  [photo 1]

On The Cover: A. Schulman is a global supplier of plastic compounds and resins to manufacturers throughout the world.

Below: Stylish European eyeglass case is produced from an A. Schulman ABS plastic compound in a choice of seven designer colors. The specialty plastic compound contains flakes of metallic tinsel to enhance the product's visual appeal.


                                  [photo 2]



      A. Schulman is a leading international supplier of high-performance plastic compounds and resins. These materials are fabricated into a wide variety of end products by manufacturers around the world.
    The Company's principal product lines consist of engineered plastic compounds which are custom formulated to match customer product specifications.
A. Schulman also produces specialty color concentrates and additive masterbatches widely used in products such as plastic packaging films, fibers and other applications.
    In addition, the Company's worldwide marketing organization serves as a distributor and merchant for plastic materials manufactured by major polymer producers.
    A. Schulman's business is highly service oriented, providing timely and effective response to challenging technical, product performance and materials delivery requirements.
    A Fortune 500 company with headquarters in Akron, Ohio, A. Schulman operates nine manufacturing plants in North America and Europe, with a tenth plant under construction in Mexico. The Company employs 1,763 people.
    A. Schulman stock is quoted through the NASDAQ National Market System (Symbol: SHLM).

FINANCIAL HIGHLIGHTS
                                                                            Year Ended August 31,
                                                                 ------------    ------------     ------------
                                                                    1994             1993            1992
Net sales..................................................      $748,778,000    $685,112,000     $732,170,000
Income before cumulative effect of accounting changes......      $ 44,571,000    $ 38,907,000     $ 43,760,000
Cumulative effect of accounting changes(1).................           --         $ (2,169,000)         --
Net income.................................................      $ 44,571,000    $ 36,738,000     $ 43,760,000
Net income per share of common stock:*
    Before cumulative effect of accounting changes.........             $1.19           $1.04            $1.18
    Cumulative effect of accounting changes(1).............              --             $(.06)             --
    Net income.............................................             $1.19           $ .98            $1.18
Capital expenditures.......................................      $ 25,302,000    $ 18,158,000     $ 15,827,000
Long-term debt and other non-current liabilities...........      $ 50,673,000    $ 34,120,000     $ 27,707,000
Long-term liabilities to capital...........................             12.8%            10.4%             8.3%
Stockholders' equity.......................................      $345,919,000    $294,209,000     $307,576,000
Book value per common share*...............................             $9.21           $7.84            $8.26
Number of stockholders.....................................             1,405           1,426            1,421

CASH DIVIDENDS PER SHARE*
1st Quarter................................................             $.064           $.056            $.048
2nd Quarter................................................              .072            .064             .056
3rd Quarter................................................              .075            .064             .056
4th Quarter................................................              .075            .064             .056
                                                                 ------------    ------------     ------------
                                                                        $.286           $.248            $.216
                                                                 ============    ============     ============

COMMON STOCK PRICE RANGE*                                        High --  Low       High --  Low      High --  Low
1st Quarter................................................     25     -- 21 1/4   27 1/8 -- 21       22 1/4 -- 19 1/4
2nd Quarter................................................     29     -- 22 3/4   25 1/4 -- 21 1/8   28 1/8 -- 18 7/8
3rd Quarter................................................     28 3/8 -- 21       24 3/4 -- 20 3/4   27 1/2 -- 23
4th Quarter................................................     28 3/8 -- 23 1/2   25 1/2 -- 21 1/8   27 1/2 -- 22 1/2

* Adjusted for the five-for-four stock split paid in the form of a 25% stock dividend on April 15, 1994.
(1) Effective September 1, 1992, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than
Pensions", and SFAS 109, "Accounting for Income Taxes".


TO OUR STOCKHOLDERS:

We are pleased to report that revenues and net income established new records for the fourth quarter and fiscal year ended August 31, 1994.
  Net income for the fourth quarter was $13,761,000 or $.37 per common share, an increase of 14% over earnings of $12,024,000 or $.32 per share for the same period last year. Revenues were $210.7 million compared with $160.4 million in last year's fourth quarter.
  For the fiscal year ended August 31, 1994, revenues and net income were the highest in the history of A. Schulman. In fact, net income has established new records in eleven of the last twelve years. Net income for fiscal 1994 was $44,571,000 or $1.19 per common share, up 15% from 1993 earnings of $38,907,000 or $1.04 per share before accounting changes. Revenues were $756.2 million, 9% higher than last year's revenues of $693.2 million.
  All per share amounts have been adjusted for the five-for-four stock split paid in the form of a 25% stock dividend on April 15, 1994.
  Fourth quarter revenues and net income were new records because of continuing strong results in North America, coupled with further improvement in our European operations. Quarterly profits were up 23% in North America and 11% in Europe.
  Total tonnage for our products grew 21% for the quarter and 11% for the year. The manufacturing operations posted tonnage increases of 26% for the quarter and 15% for the year.
  Manufacturing continues to generate the largest portion of our overall growth. Profits from manufacturing sales constituted over 75% of our overall increase in quarterly and annual profits before operating expenses.
  Gross profit margins for the quarter were 17% compared with 18.8% last year. Prices of most plastic resins have advanced sharply during the last few months, mainly because of strong demand and lack of new supplies. These increases have resulted in some erosion in our margins, primarily in Europe, due to competitive pricing pressures.
  For the quarter, the translation effect of the foreign currencies due to the weaker U.S. dollar increased revenues by $7.3 million and net income by $360,000 or $.01 per share. The translation effect for fiscal 1994 decreased sales by $16.3 million and net income by $1,216,000 or $.03 per share, primarily due to the strength of the dollar during the first six months of our fiscal year.
  Capital expenditures reached $25 million in 1994 compared with $18 million in 1993. During the year, we placed in service a new manufacturing line in Belgium. This line and additional warehouse space cost $9 million and has an annual capacity of 30 million pounds. We are presently adding a new manufacturing line at each of our plants in Canada, the United Kingdom and France. These lines will increase our annual capacity by over 30 million pounds. We recently commenced construction of a new manufacturing facility in Mexico which will have an annual capacity of 40 million pounds. These projects are planned for completion within the next 18 months.
  We also completed, in 1994, the acquisition of ComAlloy International which adds another 60 million pounds to our annual capacity.
  Our Board of Directors recently approved an initial capital investment for Indonesia. This project for a new manufacturing facility will cost approximately $6 million and will enable us to provide concentrates and additives to the large and growing market in Indonesia and Asia. Start-up of this new facility is scheduled for 1996.
  Our strong financial position enables us to continue our worldwide capital program and pursue new growth opportunities. We have a solid level of working capital and equity, and our debt level is low by today's standards. We have significant resources and capabilities to fund these new projects around the globe.
  During the fiscal year, we renegotiated the union contracts at our plants in Orange, Texas and Akron, Ohio. We also completed a new union contract at ComAlloy in Nashville, Tennessee. These contracts, with three-year terms, will enable us to maintain production without interruption.

     Mr. Franz A. Loehr, our Managing Director in Germany and Associate General
Manager of our European Operations retired at the end of our 1994 fiscal year.
He will continue as a member of our Board of Directors. Mr. Loehr, who has forty years of service, has been an important factor in building our position in Germany and our other European operations. His foresight and ability to
encourage and motivate people is a major reason for our success. We thank him                           [photo 3]
for his dedication and many accomplishments.
     Mr. Gerald M. Weinberger will succeed Mr. Loehr as General Manager of
Germany. Mr. Weinberger has been with A. Schulman for approximately four years         TERRY L. HAINES           ROBERT A. STEFANKO
and previously worked in the chemical industry in a number of locations
throughout the world. He has a wide range of management abilities, and we are          /s/ Terry L. Haines    /s/ Robert A. Stefanko
confident he will provide the expertise required for our continuing growth in
Germany.                                                                               Terry L. Haines        Robert A. Stefanko
     Mr. Charles J. Pilliod, Jr. and Dr. Lucille G. Ford will retire from our          President and          Chairman
Board at the annual meeting in December 1994. They have been directors for a           Chief Executive Officer
number of years and have been instrumental in helping us achieve many years of
successful growth. We will certainly miss their guidance, counsel and wisdom.          November 11, 1994
We thank them for all their help and dedication.
     In April 1994, a five-for-four stock split was paid in the form of a 25%
stock dividend. In addition, the Board increased the quarterly cash dividend in
January and April 1994. These increases, totaling 17%, reflect the Company's higher profit level and the Board's confidence in future growth prospects for
A. Schulman. The Board will review the annual dividend policy at its meeting in
January 1995.
     Our manufacturing facilities throughout the world have a solid level of orders. Demand for our products is strong and pricing for resins continues to firm.
     We expect continued improvement in the key European economies. Business in
North America remains firm and the weaker U.S. dollar will have a positive effect on earnings.
     We are optimistic about the future and anticipate a higher level of earnings for our 1995 first quarter and fiscal year.

SERVING CUSTOMERS WORLDWIDE
A. Schulman is a customer service organization, supplying high-performance plastic compounds and resins to a wide range of manufacturers throughout the world.
         The Company capitalizes on its decades of experience and strong technology base to create custom formulated plastic compounds tailored to individual customer product applications. Currently, A. Schulman serves over
10,000 customers in North America, Europe, Central and South America, and in
the Asia/Pacific region.
         The Company's principal product lines consist of engineered plastic                    [photo 4]
compounds, specialty color concentrates and additive masterbatches.  The
Company utilizes an array of sophisticated processing machinery in its production facilities. This equipment is designed to achieve both high quality and production versatility. Much of the equipment is automated and computer controlled.  It is manned by a team of skilled people who are an essential element in the manufacturing process.
         The Company has a worldwide marketing organization which also serves as a distributor and merchant for plastic materials manufactured by major polymer producers throughout the world.
         There was a return to traditional growth patterns for most major markets in fiscal 1994, including Europe where economic activity is increasing after a prolonged recession. Higher economic activity generally has a prompt and positive impact on the Company's production volume and sales pace.
         Opportunities for continued business growth will be derived from both market diversification and geographic expansion.

This popular soft drink cooler is rotation molded from a special polyethylene compound supplied by A. Schulman. The cooler features a double wall design with foam insulation added between the walls.
(c) 1994 The Coca-Cola Company. "Coca-Cola", "Coke", and the Dynamic Ribbon device are registered trademarks of the Coca-Cola Company.




                                  [photo 4]

NORTH AMERICA

There was strong demand for the full range of A. Schulman polymer products throughout the North American markets.

- - - - Business was good in the automotive market, an important factor in the Company's North American operations.

- - - - Packaging and film materials are one of the fastest growing markets in North
  America.

- - - - To meet demand, all of the Company's North American plants are operating on a three-shift schedule, with frequent weekend work.

- - - - Modifications to domestic production processes have increased capacity and                    [photo 5]
  added efficiency.

- - - - Strong demand has resulted in longer production runs of individual products, leading to lower unit costs.

- - - - A new $4.5 million manufacturing line is being added in Canada. Start-up is scheduled for 1995, and annual capacity will be increased by approximately
  10 million pounds.

     During the year, A. Schulman expanded its domestic and international product lines with the acquisition of ComAlloy International, a former subsidiary of Exxon Chemical. ComAlloy specializes in premium performance, engineered plastic alloys designed for demanding high-strength applications.
These products extend A. Schulman's market reach into new areas of sophisticated technology and higher value-added materials.
     ComAlloy applications include specialty construction materials, plumbing devices, hand and power tools, farm equipment, recreational products such as exercise equipment, commercial food handling items and special automotive components.
     Sales and profitability were good at Sunprene, an
A. Schulman joint venture which produces and markets specialty plastic compounds for automotive and window profile extrusion applications. The Company holds a 70 percent interest in Sunprene, which is based in Bellevue, Ohio.

The Company is a leading supplier of high-performance engineered plastics for demanding interior and exterior applications on passenger cars, vans and trucks. The side cladding on this vehicle is formed from Polypur(R), a proprietary, impact-resistant polyurethane compound developed by A. Schulman.


                                  [photo 5]

MEXICO, CENTRAL AND SOUTH AMERICA
Rapidly expanding markets in Mexico are currently served by export from the Company's U.S. and Canadian facilities.
  Key uses for A. Schulman engineered plastics in Mexico include agricultural materials, packaging for fresh fruit and produce, automotive applications, water tanks, and a wide variety of consumer products.

  - The Company presently has sales offices in Mexico City and Monterrey.
    In order to meet the increasing business in Mexico, construction has started on a new $15 million manufacturing facility in San Luis Potosi.

  - The new plant will have an annual capacity of 40 million pounds and is                      [photo 6]
    expected to go on-stream in late-summer 1995.

  - The plant will enhance development and expansion of Mexican markets, as well as supply growing markets throughout Central and South America.

  - The Mexican plant will be managed and staffed by local nationals, a customary practice of A. Schulman.

  The Latin American region is currently the second fastest growing economic area in the world -- trailing only Asia. At the same time, it is a highly service-oriented marketplace. As international trade barriers are reduced, A. Schulman expects to leverage its technology and product support capabilities to serve a growing list of customers throughout all of Latin
America.

Packaged snack foods, cookies and crackers are commonly wrapped in bi-oriented polypropylene film containing specialty additives and colorants supplied by A. Schulman. The packaging industry is one of the Company's largest markets throughout the world.


                                  [photo 6]

EUROPE

A. Schulman has traditionally derived more than half its annual business from
European markets and from the export of its European products to other areas of the world.
  With a population in excess of 320 million people, Europe and the former Eastern Bloc nations are now recovering their economic vitality and represent significant market potential for future development.
  - The Company's largest manufacturing facility in the world is located in
    Belgium, with additional major production capacity operating in the
    United Kingdom, Germany and France.
  - The facilities in Europe are managed and staffed by local personnel in each country. Each plant is versatile, efficient and has state-of-the-art equipment.
  - Packaging materials are the largest European market for A. Schulman. The                            [photo 7]
    Company is a leading supplier of these materials throughout the area.
  - Other key European products include reinforced engineered thermoplastics, such as nylon, polyester, polycarbonate and ABS compound formulations.
  - End product applications generally parallel those of North America, with rapidly improving standards of living in various smaller nations offering important growth opportunities. These relate to housing construction, home appliances, telecommunication, recreational and automotive/transportation uses.
  Production process upgrades and expansion of the Company's European manufacturing facilities are expected to continue, in order to serve the growing markets for high performance plastics in this major geographic region.

High-performance engineered plastic compounds from A. Schulman are widely used in consumer electronic and telecommunications product applications, such as the housing and handset of this attractive telephone produced by one of Europe's leading manufacturers.


                                  [photo 7]

ASIA/PACIFIC

The Pacific Rim maintains its position as the fastest growing economic region in the world.
  A huge population base makes this region a unique market for all consumer and commercial products, as well as for the materials essential to their manufacture.
  - A. Schulman has supplied its specialty plastics and product support services throughout the region for many years.
  - The Company has participated in Peoples Republic of China markets for nearly a decade and currently serves 20 customer entities in this rapidly growing market.
  - Expansion of component and parts manufacturing activities into Thailand,                    [photo 8]
    Malaysia and other surrounding nations opens up a realm of new customer business opportunities.
  - During 1995, the Company will open a new sales and customer service office in Singapore to enhance its customer contact and technical response activities throughout the region.
  - A new manufacturing facility in Indonesia is scheduled for start-up in
    1996. The cost of the project is approximately $6 million and represents an initial investment in this region.
  Along with high-performance engineered plastics for manufactured products, the Asian market also has become a prime market for A.  Schulman's packaging and film materials. Demand for quality packaging is growing rapidly, with plastics clearly the materials of choice.
  The Company anticipates that the Asia/Pacific region will continue to grow as a major segment of its worldwide business. Consequently, A.  Schulman will further enhance its strong commitment to customers and markets in this economically expanding region of the world.

High-strength glass-reinforced nylon compounds, supplied by the ComAlloy International subsidiary, are used to form the cylindrical hand grip component of keyless chucks for portable power tools. These easy-to-use hand-tightened tool holding devices have become virtually standard on power drills and other workshop equipment.


                                  [photo 8]

A. Schulman, Inc.

CONSOLIDATED STATEMENT OF INCOME                                                           Year Ended August 31,
                                                                             ============      ============================
                                                                                 1994             1993              1992
NET SALES ..............................................................     $748,778,000      $685,112,000     $732,170,000
INTEREST AND OTHER INCOME ..............................................        7,456,000         8,103,000        6,778,000
                                                                             ------------      ------------     ------------
    TOTAL ..............................................................      756,234,000       693,215,000      738,948,000
                                                                             ------------      ------------     ------------
COSTS AND EXPENSES:
Cost of sales ..........................................................      617,855,000       565,284,000      599,009,000
Selling, general and administrative expenses ...........................       66,201,000        64,141,000       65,933,000
Interest expense .......................................................        1,222,000         1,176,000        1,373,000
Foreign currency transaction losses (gains) ............................           90,000           (97,000)        (609,000)
Minority interest ......................................................          426,000           260,000          141,000
                                                                             ------------      ------------     ------------
                                                                              685,794,000       630,764,000      665,847,000
                                                                             ------------      ------------     ------------
INCOME BEFORE TAXES AND CUMULATIVE EFFECT
  OF ACCOUNTING CHANGES ................................................       70,440,000        62,451,000       73,101,000
PROVISION FOR U.S. AND FOREIGN INCOME TAXES ............................       25,869,000        23,544,000       29,341,000
                                                                             ------------      ------------     ------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES ..................       44,571,000        38,907,000       43,760,000
CUMULATIVE EFFECT OF ACCOUNTING CHANGES:
  Postretirement Benefits Other Than Pensions ..........................         --              (4,841,000)          --
  Income Taxes .........................................................         --               2,672,000           --
                                                                             ------------      ------------    -------------
NET INCOME .............................................................     $ 44,571,000      $ 36,738,000    $  43,760,000
                                                                             ============      =============================
EARNINGS PER SHARE OF COMMON STOCK:*
  Before Cumulative Effect of Accounting Changes .......................     $       1.19      $       1.04    $        1.18
  Cumulative Effect of Accounting Changes:
    Postretirement Benefits Other Than Pensions  .......................          --                   (.13)         --
    Income Taxes ........................................................         --                    .07          --
                                                                             ------------      ------------    ------------
  Net income ............................................................     $      1.19      $        .98    $        1.18
                                                                             ============      =============================

*Adjusted for the five-for-four stock split paid in the form of a 25% stock dividend on April 15, 1994.
The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                 Cumulative
                                                                                                   Foreign       Unearned
                                                                                                  Currency         Stock
                                                     Common         Other         Retained       Translation       Grant
                                                     Stock         Capital        Earnings       Adjustment    Compensation
                                                   =========================================================================
Balance at August 31, 1991 ....................   $20,142,000    $29,601,000    $177,276,000    $15,314,000    $   --
Net income for 1992 ...........................                                   43,760,000
Cash dividends paid:
  Preferred stock, $5 per share ...............                                      (54,000)
  Common stock, $.216 per share* ..............                                   (8,005,000)
Foreign currency translation adjustment .......                                                  38,156,000
Stock options exercised .......................       108,000      1,037,000
Three-for-two stock split paid as a 50%
  stock dividend on January 13, 1992 ..........     9,866,000                     (9,866,000)
Grant of restricted stock .....................                      913,000                                      (913,000)
Amortization of restricted stock ..............                                                                      8,000
                                                  -----------    -----------    ------------    -----------    -----------
Balance at August 31, 1992 ....................    30,116,000     31,551,000     203,111,000     53,470,000       (905,000)
Net income for 1993 ...........................                                   36,738,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share ...............                                      (54,000)
  Common stock, $.248 per share* ..............                                   (9,266,000)
Foreign currency translation adjustment .......                                                 (43,223,000)
Stock options exercised .......................       238,000      2,018,000
Amortization of restricted stock ..............                                                                    182,000
                                                  -----------    -----------    ------------    -----------    -----------
Balance at August 31, 1993 ....................    30,354,000     33,569,000     230,529,000     10,247,000       (723,000)
Net income for 1994 ...........................                                   44,571,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share ...............                                      (54,000)
  Common stock, $.286 per share* ..............                                  (10,730,000)
Foreign currency translation adjustment .......                                                  16,323,000
Stock options exercised .......................        58,000      1,351,000
Five-for-four stock split paid as a 25%
  stock dividend on April 15, 1994 ............     7,490,000                     (7,490,000)
Grant of restricted stock .....................                      893,000                                      (893,000)
Amortization of restricted stock ..............                                                                    191,000
                                                  -----------    -----------    ------------    -----------    -----------
Balance at August 31, 1994 ....................   $37,902,000    $35,813,000    $256,826,000    $26,570,000    $(1,425,000)
                                                   ========================================================================

*Adjusted for the five-for-four stock split paid in the form of a 25% stock dividend on April 15, 1994.

A. Schulman, Inc.
CONSOLIDATED BALANCE SHEET

                                                                                                August 31,       August 31,
                                                                                                   1994             1993
                                                                                               ============     ============
ASSETS
CURRENT ASSETS:
Cash and cash equivalents............................................................          $ 60,062,000     $ 69,690,000
Short-term investments, at cost......................................................            61,763,000       43,850,000
Accounts receivable, less allowance for doubtful accounts of $4,111,000 in 1994
  and $3,974,000 in 1993.............................................................           129,010,000       93,653,000
Inventories, average cost or market, whichever is lower..............................           136,667,000       94,952,000
Prepaids, including tax effect of temporary differences..............................            11,870,000       10,596,000
                                                                                               ------------     ------------
  TOTAL CURRENT ASSETS...............................................................           399,372,000      312,741,000
                                                                                               ------------     ------------

OTHER ASSETS:
Cash surrender value of life insurance...............................................               340,000          299,000
Deferred charges, etc., including tax effect of temporary differences................            12,604,000        9,869,000
                                                                                               ------------     ------------
                                                                                                 12,944,000       10,168,000
                                                                                               ------------     ------------

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land and improvements................................................................             5,813,000        4,674,000
Buildings and leasehold improvements.................................................            54,124,000       47,441,000
Machinery and equipment..............................................................           141,365,000      118,302,000
Furniture and fixtures...............................................................            15,227,000       13,001,000
Construction in progress.............................................................             5,380,000        7,648,000
                                                                                               ------------     ------------
                                                                                                221,909,000      191,066,000

Accumulated depreciation and investment grants of $634,000 in 1994
  and $541,000 in 1993...............................................................           123,806,000      106,110,000
                                                                                               ------------     ------------
                                                                                                 98,103,000       84,956,000
                                                                                               ------------     ------------
                                                                                               $510,419,000     $407,865,000
                                                                                               ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                    August 31,        August 31,
                                                                                       1994              1993
                                                                                   ============      =============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable ...............................................................       $12,300,000       $     --
Current portion of long-term debt ...........................................            35,000             31,000
Accounts payable ............................................................        54,286,000         36,433,000
U.S. and foreign income taxes payable .......................................         9,939,000          8,611,000
Accrued payrolls, taxes and related benefits ................................        16,901,000         15,395,000
Other accrued liabilities ...................................................        14,903,000         14,341,000
                                                                                   ------------      -------------
    TOTAL CURRENT LIABILITIES ...............................................       108,364,000         74,811,000
                                                                                   ------------      -------------
LONG-TERM DEBT ..............................................................        23,126,000         10,149,000
OTHER LONG-TERM LIABILITIES .................................................        27,547,000         23,971,000
DEFERRED INCOME TAXES .......................................................         3,794,000          3,062,000
MINORITY INTEREST ...........................................................         1,669,000          1,663,000
STOCKHOLDERS' EQUITY:
Preferred stock, 5% cumulative, $100 par value, authorized,
  issued and outstanding - 10,707 shares .....................................        1,071,000          1,071,000
Special stock, 1,000,000 shares authorized, none outstanding .................            --                 --
Common stock, $1 par value
  Authorized - 75,000,000 shares
  Issued - 37,902,043 shares in 1994 and 30,353,526 shares in 1993 ............      37,902,000         30,354,000
Other capital .................................................................      35,813,000         33,569,000
Cumulative foreign currency translation adjustment ............................      26,570,000         10,247,000
Retained earnings .............................................................     256,826,000        230,529,000
Treasury stock, at cost, 442,674 shares in 1994 and 1993  .....................     (10,838,000)       (10,838,000)
Unearned stock grant compensation .............................................      (1,425,000)          (723,000)
                                                                                   ------------      -------------
    COMMON STOCKHOLDERS' EQUITY ...............................................     344,848,000        293,138,000
                                                                                   ------------      -------------
    TOTAL STOCKHOLDERS' EQUITY ................................................     345,919,000        294,209,000
                                                                                   ------------       ------------
                                                                                   $510,419,000       $407,865,000
                                                                                   ============       ============

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS
                                                                                         Year Ended August 31,
                                                                              ============     =============================
                                                                                  1994             1993             1992
Provided from (used in) operating activities:
  Net income ............................................................     $ 44,571,000     $ 36,738,000     $ 43,760,000
  Items not requiring the current use of cash:
    Cumulative effect of accounting changes:
      Postretirement benefits other than pensions .......................          --             4,841,000          --
      Income taxes ......................................................          --            (2,672,000)         --
    Depreciation ........................................................       14,728,000       14,717,000       14,550,000
    Non-current deferred taxes ..........................................        1,196,000          (96,000)         360,000
    Foreign pension and other deferred compensation .....................        2,252,000        2,372,000        2,212,000
    Postretirement benefit obligation ...................................        1,088,000          920,000          --
  Changes in working capital:
    Accounts receivable .................................................      (28,312,000)     (11,815,000)      17,657,000
    Inventories .........................................................      (37,437,000)      17,919,000       (6,955,000)
    Prepaids ............................................................         (919,000)          57,000       (1,686,000)
    Accounts payable ....................................................       14,104,000        8,433,000      (21,671,000)
    Income taxes ........................................................          908,000         (303,000)      (1,132,000)
    Accrued payrolls and other accrued liabilities ......................          664,000        4,637,000          891,000
  Changes in other assets and other long-term liabilities ...............       (3,582,000)      (1,728,000)        (964,000)
                                                                              ------------     ------------     ------------
      Net cash provided from operating activities .......................        9,261,000       74,020,000       47,022,000
                                                                              ------------     ------------     ------------
Provided from (used in) investing activities:
  Expenditures for property, plant and equipment ........................      (25,302,000)     (18,158,000)     (15,827,000)
  Disposals of property, plant and equipment ............................          232,000          297,000          893,000
  Purchases of short-term investments ...................................      (67,729,000)     (64,663,000)      (9,156,000)
  Proceeds from sales of short-term investments .........................       53,546,000       26,656,000          --
                                                                              ------------     ------------     ------------
      Net cash used in investing activities .............................      (39,253,000)     (55,868,000)     (24,090,000)
                                                                              ------------     ------------     ------------
Provided from (used in) financing activities:
  Cash dividends paid ...................................................      (10,774,000)      (9,311,000)      (8,059,000)
  Increase (decrease) of notes payable ..................................       12,300,000       (4,800,000)       3,000,000
  Reduction of long-term debt ...........................................          (32,000)         (27,000)         --
  Increase of long-term debt ............................................       13,000,000          110,000        1,096,000
  Exercise of stock options .............................................        1,409,000        2,256,000        1,145,000
  Investment grants from foreign countries ..............................          241,000          --               --
  Increase in minority interest, net of distributions ...................            6,000          260,000          142,000
                                                                              ------------     ------------     ------------
      Net cash provided (used in) financing activities ..................       16,150,000      (11,512,000)      (2,676,000)
                                                                              ------------     ------------     ------------
Effect of exchange rate changes on cash .................................        4,214,000      (10,902,000)       9,100,000
                                                                              ------------     ------------     ------------
Net increase (decrease) in cash and cash equivalents ....................       (9,628,000)      (4,262,000)      29,356,000
Cash and cash equivalents at beginning of year ..........................       69,690,000       73,952,000       44,596,000
                                                                              ------------     ------------     ------------
Cash and cash equivalents at end of year ................................     $ 60,062,000     $ 69,690,000     $ 73,952,000
                                                                              ============     =============================
Cash paid during the year for:
  Interest ..............................................................     $  1,006,000     $  1,042,000     $  1,361,000
  Income Taxes ..........................................................     $ 25,650,000     $ 21,723,000     $ 32,608,000

The accompanying notes are an integral part of the consolidated financial statements.


A. Schulman, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of A. Schulman, Inc. and its domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated.
   Minority interest represents a 30% equity position of Mitsubishi Kasei Vinyl in a partnership with the Company.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $50,942,000 at August 31, 1994 and $61,498,000 at August 31, 1993. Investments with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings.

DEPRECIATION
It is the Company's policy to depreciate the cost of property, plant and equipment over the estimated useful lives of the assets generally using the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

    Buildings and leasehold improvements    10 to 40 years
    Machinery and equipment                  5 to 12 years
    Furniture and fixtures                        10 years


The cost of property sold or otherwise disposed of is eliminated from the property accounts and the related reserve accounts, with recognition of gain or loss.
   Maintenance and repair costs are charged against income. The cost of renewals and betterments are capitalized in the property accounts.

INVENTORIES
The Company and its subsidiaries do not distinguish between raw materials and finished goods because numerous products which can be sold as finished goods are also used as raw materials in the production of other inventory items.

GOODWILL
Net goodwill of $5,829,000 is being amortized over 15 to 25 years using the straight-line method and is included in deferred charges.

RETIREMENT PLANS
The Company has several pension plans covering hourly employees in the U.S. and certain employees in foreign countries. For certain plans in the U.S., pension funding is based on an amount paid to union trust funds at an agreed rate for each hour for which employees are paid. For other U.S. plans, the policy is to fund amounts to cover current cost and amortize prior service costs over approximately 30 years.
   Generally, the foreign plans accrue the current and prior service costs annually. In certain countries, funding is not required and the liability for such pensions is included in other long-term liabilities.
   The Company also has deferred profit sharing plans for its North American salaried employees for which contributions are determined at the discretion of the Board of Directors.

FOREIGN CURRENCY TRANSLATION
The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. The cumulative foreign currency translation adjustment account in stockholders' equity includes primarily translation adjustments arising from the use of different exchange rates on the balance sheet from period to period.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
Effective September 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires the Company to accrue over the employee service period the expected costs of providing postretirement healthcare and life insurance benefits. Previously, the Company accounted for such costs on a cash basis. The cumulative effect of this change to September 1, 1992 was to decrease pretax income by $7.7 million and net income by $4.8 million or $.13 per share.

INCOME TAXES
Effective September 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts. Previously, provisions for deferred income taxes were made where differences existed between the time that transactions affected taxable income and the time that these transactions entered into the determination of income for financial statement purposes. The cumulative effect of this change to September 1, 1992 was to increase net income by $2.7 million, or $.07 per share.

EARNINGS PER COMMON SHARE
Earnings per common share are based on net income after reduction for dividends on preferred stock and on the weighted average number of shares of common stock outstanding during the year. Stock options had no dilutive effect on earnings per common share.

NOTE 2 -- INVESTMENT GRANTS
The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company's European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities are depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $187,000 in 1994, $148,000 in 1993 and $193,000 in 1992.

NOTE 3 -- LONG-TERM DEBT AND CREDIT ARRANGEMENTS

                                                  August 31,
                                           ==========   ==========
                                              1994         1993
A. Schulman, Inc.:
  Revolving credit loan, 4.7554% in 1994
    and 3.8125% in 1993 .................. $23,000,000  $10,000,000
Notes payable of foreign subsidiary:
  5% through September 1998                    161,000      180,000
                                           -----------  -----------
                                            23,161,000   10,180,000
Less current portion .....................      35,000       31,000
                                           -----------  -----------
                                           $23,126,000  $10,149,000
                                           ===========  ===========

The revolving credit agreement, as amended on May 31, 1994, provides for borrowings of up to $40,000,000 on a revolving credit basis through May 31, 1997. Interest rates will be either the London Interbank Offered Rate (LIBOR) plus 1/2%, certificate of deposit rate plus 5/8%, or the prime rate. The agreement may be converted to a four year term loan, at the option of the Company, any time through May 31, 1997. Interest rates under the term loan are either LIBOR plus 3/4%, certificate of deposit rate plus 7/8% or the prime rate. Commitment fees are 1/4% of the unused line. Under the terms of this agreement, approximately $138,000,000 of retained earnings was available for the payment of cash dividends at August 31, 1994.
   The 5% note for $161,000 is a French Franc obligation which is repayable in quarterly installments.
   Annual maturities of long-term debt for the five years subsequent to August 31, 1994 are $35,000 in 1995, $37,000 in 1996, $1,476,000 in 1997,
$5,790,000 in 1998 and $5,760,000 in 1999.
   The Company has $24,500,000 of unsecured short-term lines of credit from various domestic banks. Borrowings under these credit lines bear interest at the prime rate or at rates based on the bank's cost of funds. Short-term borrowings of $12,300,000 were outstanding under these domestic lines at August 31, 1994. No domestic short-term borrowings were outstanding at August 31, 1993. The Company has informal agreements with certain banks to maintain average cash balances of $500,000.
   The Company has $30,453,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 1994. No foreign short-term borrowings were outstanding at August 31, 1994 or 1993.

NOTE 4 -- FOREIGN CURRENCY FORWARD CONTRACTS
The Company enters into forward foreign exchange contracts as a hedge against substantially all amounts due or payable in foreign currencies. These contracts limit the Company's exposure to loss resulting from adverse fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign cur-rency transaction line in the Consolidated Statement of Income.
   The following table presents a summary of foreign exchange contracts outstanding as of August 31, 1994 and August 31, 1993:

                              1994                        1993
                    =========================   =========================
                     Contract         Fair        Contract       Fair
                      Amount          Value        Amount        Value
                    -----------   -----------   -----------   -----------
Buy Currency .....  $ 8,947,000   $ 9,139,000   $ 1,448,000   $ 1,409,000

Sell Currency ....  $37,758,000   $37,863,000   $19,165,000   $19,858,000

The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. All of the foreign exchange contracts were in European or United States currencies and generally have maturities of less than nine months. Foreign exchange contracts are entered into with several financial institutions having good credit ratings.

NOTE 5 -- INCOME TAXES
Income before taxes and cumulative effect of accounting changes is as follows:

                                  Year Ended August 31,
                            1994          1993           1992
                        ===========    ===========    ===========
Domestic .............. $19,012,000    $14,513,000    $11,725,000
Foreign  ..............  51,428,000     47,938,000     61,376,000
                        -----------    -----------    -----------
                        $70,440,000    $62,451,000    $73,101,000
                        ===========    ===========    ===========

 The provisions for U.S. and foreign income taxes consist of the following:

                                  Year Ended August 31,
                            1994          1993           1992
                        ===========    ===========    ===========
Current taxes:
  U.S. ...............  $ 6,700,000    $ 3,988,000    $ 3,135,000
  Foreign ............   20,290,000     18,671,000     27,211,000
                        -----------    -----------    -----------
                         26,990,000     22,659,000     30,346,000
                        -----------    -----------    -----------
Deferred taxes:
  U.S. ...............     (715,000)        83,000       (110,000)
  Foreign ............     (406,000)       802,000       (895,000)
                        -----------    -----------    -----------
                         (1,121,000)       885,000     (1,005,000)
                        -----------    -----------    -----------
                        $25,869,000    $23,544,000    $29,341,000
                        ===========    ===========    ===========

   A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 36.7% in 1994, 37.7% in 1993 and 40.1% in 1992 is as follows:

                            1994             1993             1992
                                % of             % of             % of
                               Pretax           Pretax           Pretax
(in thousands)         Amount  Income   Amount  Income   Amount  Income
                       ==============   ===============================
Statutory U.S.
  tax rate ........... $24,654  35.0%   $21,652  34.7%   $24,854  34.0%

Amount of
  foreign
  income taxes
  in excess of
  U.S. taxes at
  statutory
  rate ...............     700   1.0      1,730   2.7      4,245   5.8
Other, net ...........     515    .7        162    .3        242    .3
                       --------------   -------------------------------
                       $25,869  36.7    $23,544  37.7    $29,341  40.1
                       ==============   ===============================

   Deferred tax assets and (liabilities) consist of the following at
August 31, 1994 and August 31, 1993:
(in thousands)                                         1994         1993
                                                     ========     =======
Pensions...........................................  $ 1,969      $ 1,540
Inventory reserves.................................    1,871        1,266
Bad debt reserves..................................      699          793
Accruals...........................................    2,393        1,642
Dividend to be received............................    1,217          745
Postretirement benefits other than pensions........    3,409        3,028
Foreign tax credit carryforwards...................    4,197        5,557
Other..............................................    1,747        1,177
                                                     -------      -------
Gross deferred tax assets..........................   17,502       15,748
Valuation allowance................................   (4,197)      (5,557)
                                                     -------      -------
Total deferred tax assets..........................   13,305       10,191
                                                     -------      -------
Depreciation.......................................   (8,300)      (6,072)
Other..............................................      (24)         (57)
                                                     -------      -------
Gross deferred tax liabilities.....................   (8,324)      (6,129)
                                                     -------      -------
                                                     $ 4,981      $ 4,062
                                                     =======      =======

   The valuation allowance is for foreign tax credit carryforward benefits which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 1995 to 1999.
   During 1992, deferred income taxes were provided for timing differences in the recognition of revenue and expense items for financial statement and tax purposes. These items consisted of the following:

Excess of tax over book depreciation.............................  $   135,000
Basis reduction of fixed assets..................................      (13,000)
Compensation payable in future years.............................     (108,000)
Provisions for reduction of inventory and
  other charges or credits not allowable
  for tax purposes...............................................   (2,900,000)
Tax deductible charges for inventory,
  vacation, and other expenses of
  foreign subsidiaries, etc......................................    1,881,000
                                                                   -----------
                                                                   $(1,005,000)
                                                                   ===========

   The tax effect of temporary differences included in prepaids were $7,853,000 and $5,538,000 at August 31, 1994 and 1993 respectively. Deferred charges also included $922,000 and $1,586,000 from the tax effect of temporary differences at August 31, 1994 and 1993 respectively.
   At August 31, 1994, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $180,473,000 because the Company intends to reinvest these earnings.

NOTE 6 -- RETIREMENT PLANS
The total expense for all retirement plans was $4,510,000 in 1994, $4,306,000 in 1993 and $3,751,000 in 1992. The components of pension expense are as follows:

                                                                                                   Year Ended August 31,
                                                                                           ==========    ==========   ==========
                                                                                              1994          1993         1992
                                                                                           ----------    ----------   ----------
Defined Benefit Plans:
  Service cost-benefits earned during the period........................................   $1,060,000    $1,035,000   $1,059,000
  Interest accrued on projected benefit obligation......................................    1,319,000     1,336,000    1,136,000
  Actual return on assets...............................................................     (325,000)     (689,000)    (236,000)
  Net amortization and deferral.........................................................      254,000       506,000     (147,000)
                                                                                           ----------    ----------   ----------
                                                                                            2,308,000     2,188,000    1,812,000
Defined contribution plans..............................................................    2,202,000     2,118,000    1,939,000
                                                                                           ----------    ----------   ----------
Pension cost............................................................................   $4,510,000    $4,306,000   $3,751,000
                                                                                           ==========    ==========   ==========

The following table presents the funded status of the defined benefit plans as of August 31, 1994 and August 31, 1993:

                                                                                 1994                           1993
                                                                    =============================    =============================
                                                                    Assets Exceed   Accumulated      Assets Exceed   Accumulated
                                                                     Accumulated      Benefits       Accumulated       Benefits
                                                                      Benefits      Exceed Assets     Benefits       Exceed Assets
                                                                     ------------   -------------    -------------   -------------
Actuarial present value of benefit obligations:
  Vested benefit obligation ........................................  $1,724,000     $ 12,766,000     $1,478,000      $ 10,614,000
  Non-vested benefit obligation ....................................       2,000        2,059,000          2,000         1,744,000
                                                                      ----------     ------------     ----------      ------------
  Accumulated benefit obligation ...................................  $1,726,000     $ 14,825,000     $1,480,000      $ 12,358,000
                                                                      ==========     ============     ==========      ============
Projected benefit obligation .......................................  $2,134,000     $ 17,643,000     $2,076,000      $ 14,979,000
Plan assets at fair value ..........................................   2,233,000        1,046,000      1,798,000           844,000
                                                                      ----------     ------------     ----------      ------------
Projected benefit obligation less than (in excess of) plan assets ..      99,000      (16,597,000)      (278,000)      (14,135,000)
Unrecognized net liability (asset) at date of adoption of SFAS No.87     (36,000)       2,080,000        (38,000)        2,175,000
Unrecognized prior service cost ....................................      59,000          496,000         62,000           336,000
Unrecognized net loss (gain) .......................................     (40,000)        (600,000)       300,000          (289,000)
Adjustment required to recognize minimum liability                        --           (1,031,000)        --              (842,000)
                                                                      ----------     ------------     ----------      ------------
Prepaid (accrued) pension cost .....................................     $82,000     $(15,652,000)    $   46,000      $(12,755,000)
                                                                      ==========     ============     ==========      ============

Assumptions:                                                            U.S.-1994     Foreign-1994      U.S.-1993       Foreign-1993
- - - -----------                                                             ----------    ------------      ----------      ------------
Discount rate ......................................................        7.25%       7.0%- 9.0%           7.0%        7.5%- 9.0%
Expected rate of return on assets                                           9.5%        0.0%-11.0%           9.5%        0.0%-11.0%
Rate of increase in compensation levels ............................        --          4.0%- 7.0%             --        4.5%- 7.0%

  In respect to multiemployer plans, ERISA extends the Com-pany's liability for benefit obligations in the event of termination or withdrawal. The extent of any potential unfunded liability is not determinable at this time.
  The Company has agreements with four current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $50,000 each to one employee or his beneficiary for a ten year period, $100,000 each to two employees or their beneficiaries for a ten year period and $75,000 to one employee or his beneficiary for a ten year period. One of these agreements is fully vested and the other agreements will vest over the next one to eight years. However, vesting and payments may be accelerated under certain conditions. The Company has provided $206,000 in 1994, $270,000 in 1993 and $603,000 in 1992 to cover the current cost for these agreements. In connection with these agreements, the Company owns and is the beneficiary of life insurance policies amounting to $3,500,000. The amounts provided are included in other long-term liabilities.

NOTE 7 -- POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE
BENEFITS
  The Company provides postretirement health care and life insurance benefits to certain domestic employees. The postretirement benefit cost includes the following components:

                                                                Year Ended August 31,
                                                             ===========================
                                                                1994             1993
                                                             ----------       ----------
Service cost -- benefits earned during the period .........  $  666,000       $  558,000
Interest cost on projected benefit obligation .............     653,000          573,000
                                                             ----------       ----------
                                                             $1,319,000       $1,131,000
                                                             ==========       ==========

  The cash cost for providing these benefits to retirees prior to the adoption of Statement of Financial Accounting Standards No. 106 was not significant. The Company's postretirement health care and life insurance plans are not funded. The status of the plans at August 31, 1994 and August 31, 1993 is as follows:

                                                               1994            1993
                                                            ===========      ===========
Actuarial present value of accumulated
  postretirement benefit obligation:
    Retirees .............................................   $2,625,000       $2,993,000
    Fully eligible active plan participants ..............    1,376,000        1,587,000
    Other active plan participants .......................    3,640,000        4,856,000
                                                             ----------       ----------
                                                              7,641,000        9,436,000
  Unrecognized net loss ..................................     (467,000)        (784,000)

  Unrecognized prior service cost ........................    2,566,000            --
                                                             ----------       ----------
  Net postretirement benefit liability ...................   $9,740,000       $8,652,000
                                                             ==========       ==========

  The net postretirement benefit liability is included in other long-term liabilities.

  In 1994, the Company amended its postretirement benefit program which reduced the accumulated benefit obligation at August 31, 1994 by $2.6 million. This reduction will be amortized over the average future service period of active employees starting in 1995.

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 12.5% in 1994 and 13% in 1993, gradually declining to 6% in 2007 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $1,039,000 at August 31, 1994 and the postretirement benefit cost by $195,000 for the year then ended.
   The discount rate used in determining the accumulated postretirement benefit obligation at August 31 was 7.25% in 1994 and 7% in 1993.

NOTE 8 -- INCENTIVE STOCK PLANS
In 1981, the Company adopted an Incentive Stock Option Plan. One year from the date of grant, 25% of the options are exercisable and an additional 25% become exercisable in each of the next three years. Options must be exercised within five years from the date of grant. Options may no longer be granted under this Plan.
   Effective in December 1991, the Company adopted the 1991 Stock Incentive Plan and authorized 1,875,000 shares for future grants. The 1991 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. The option price of incentive stock options is the fair market value of the common shares on the date of grant. In the case of nonqualified stock options, the Company intends to grant options at fair market value on the date of grant, however, the Plan does provide that the option price may not be less than 50% of the fair market value of the common shares on the date of grant. Stock options may be exercised as determined by the Company, but in no event prior to six months following the date of grant or after the tenth anniversary date of grant. At August 31, 1994, there were 1,380,950 shares available for issuance under the 1991 Plan.
   Effective in October 1992, the Company adopted the 1992 Non-Employee Directors' Stock Option Plan and authorized 125,000 shares for future grants. The 1992 Plan provides for the grant of 875 nonqualified stock options to each non-employee director on the first business day of February of each year. The option price is the fair market value of the common shares on the first business day immediately preceding the date of grant. All options become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant of the option. Each option expires five years from the date of grant. At August 31, 1994, there were 112,750 shares available for issuance under the 1992 Plan.

   The following is a summary with respect to options for both plans:

                                        Year Ended August 31,
                               =========================================
                                     1994                  1993
                               -------------------   -------------------
                               Shares     Option     Shares     Option
                                Under      Price      Under      Price
                               Option    Per Share   Option    Per Share
                               ------   ----------  --------  ----------
Outstanding at beginning
  of year....................  694,595    $20-26     810,340     $ 7-26
Granted during the year......  138,175      26       143,900      22-25
Exercised during the year....  (57,450)    20-26    (237,491)      7-20
Cancelled during the year....  (23,675)    20-26     (22,154)       7
Five-for-four stock split paid
  as a 25% stock dividend on
  April 15, 1994.............  156,231                  --
                               -------               -------
Outstanding at end of year...  907,876    $20-26     694,595     $20-26
                               =======               =======

   At August 31, 1994, options for 353,260 shares were exercisable at $19.74 per share under the 1981 Plan. Options for 61,281 shares were exercisable at $26, 42,500 shares at $24.60 and 1,531 shares at $22.60 under the 1991 Plan. Under the 1991 Plan, 35,125 shares of restricted stock were granted on August 18, 1992 and 34,000 shares were granted on August 19, 1994. The fair market value on the date of grant in 1992 was $26 per share and in 1994 was $26.25 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Unearned compensation representing the fair market value of the shares at the date of grant is charged to income over the five year vesting period.

NOTE 9 -- CAPITAL STOCK
The Special Stock of 1,000,000 shares was authorized with such preferences or special terms and for such consideration as may be determined at the discretion of the Board of Directors.
   On March 10, 1994, the Board of Directors declared a five-for-four stock split payable in the form of a 25% stock dividend on April 15, 1994 to shareholders of record on March 25, 1994. The consolidated financial statements and other information throughout this Annual Report have been adjusted to reflect the split.

NOTE 10 -- BUSINESS SEGMENT INFORMATION
The Company is engaged in the sale of plastic resins in various forms which are used as raw materials by its customers. The Company considers its business to be a single industry segment.

A summary of operating information by geographic area for
the three years ended August 31, 1994 is as follows:
                                                  Adjustments
                              North                   and
(In thousands)               America     Europe   Eliminations   Consolidated
                             --------   --------  ------------   ------------
AUGUST 31, 1994
Sales to unaffiliated
  customers................  $319,192   $429,586       --          $748,778
Inter-geographic
  sales....................       187        332    $  (519)          --
                             --------   --------    -------        --------
    Total sales............  $319,379   $429,918    $  (519)       $748,778
                             ========   ========    =======        ========
Operating income...........  $ 33,325   $ 41,880    $  --          $ 75,205
                             ========   ========    =======
Interest expense...........                                          (1,222)
Corporate expense less revenues                                      (3,453)
Foreign currency transaction losses                                     (90)
                                                                   --------
Income before taxes........                                        $ 70,440
                                                                   ========
Identifiable assets........  $202,006   $307,397    $  (322)       $509,081
                             ========   ========    =======
Corporate assets...........                                           1,338
                                                                   --------
Total assets...............                                        $510,419
                                                                   ========
AUGUST 31, 1993
Sales to unaffiliated
  customers................  $259,136   $425,976       --          $685,112
Inter-geographic
  sales....................       670        253    $  (923)          --
                             --------   --------    -------        --------
    Total sales............  $259,806   $426,229    $  (923)       $685,112
                             ========   ========    =======        ========
Operating income...........  $ 25,056   $ 39,392    $    36        $ 64,484
                             ========   ========    =======
Interest expense...........                                          (1,176)
Corporate expense less revenues                                        (954)
Foreign currency transaction gains                                       97
                                                                   --------
Income before taxes and
  cumulative effect of
  accounting changes                                               $ 62,451
                                                                   ========
Identifiable assets........  $150,249   $255,918    $  (230)       $405,937
                             ========   ========    =======
Corporate assets...........                                           1,928
                                                                   --------
Total assets...............                                        $407,865
                                                                   ========
AUGUST 31, 1992
Sales to unaffiliated
  customers................  $237,517   $494,653       --          $732,170
Inter-geographic
  sales....................     2,439        341    $(2,780)          --
                             --------   --------    -------        --------
    Total sales............  $239,956   $494,994    $(2,780)       $732,170
                             ========   ========    =======        ========
Operating income...........  $ 22,537    $53,298    $  (138)       $ 75,697
                             ========   ========    =======
Interest expense...........                                          (1,373)
Corporate expense less revenues                                      (1,832)
Foreign currency transaction gains                                      609
                                                                   --------
Income before taxes.......                                         $ 73,101
                                                                   ========
Identifiable assets.......  $139,557    $286,385    $  (252)       $425,690
                             ========   ========    =======
Corporate assets..........                                            2,276
                                                                   --------
Total assets..............                                         $427,966
                                                                   ========

   The North American geographic area includes operations in the United States and Canada. The Company's European operations are conducted in Belgium, France, Germany, Switzerland and the United Kingdom.
   Inter-geographic sales are based on selling prices which are negotiated at the time of the transaction. These sales have no significant effect on the operating income of any geographic segment.
   Operating income is total revenues less operating expenses, gains on disposals of properties and excludes corporate expense and revenues, interest expense, loss or gain on foreign currency transactions, and income taxes.
   General corporate expense and revenue are primarily domestic central office administrative expenses less other income.
   Assets of geographic segments represent those assets identified with the operation of each segment. Corporate assets consist mainly of cash and other miscellaneous investments.

NOTE 11 -- LEASES
Total rental expense was $2,606,000 in 1994, $2,391,000 in 1993 and $2,444,000
in 1992. The future minimum rental commitments for non-cancellable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,                         Minimum rental
============================================================
1995                                              $1,677,000
1996                                                 846,000
1997                                                 658,000
1998                                                 349,000
1999                                                 319,000
Later years                                          170,000
                                                  ----------
                                                  $4,019,000
                                                  ==========

NOTE 12 -- CONTINGENCIES
The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company's financial condition.

NOTE 13 -- QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

(In thousands, except per share data)

                                  Quarter ended              Year ended
                      -------------------------------------- ----------
                      Nov. 30,  Feb. 28,  May 31,   Aug. 31,  Aug. 31,
                        1993      1994      1994      1994      1994
                      ======================================  ========
Net sales ..........  $167,960  $168,055  $203,766  $208,997  $748,778
Gross profit........    30,468    29,188    35,761    35,506   130,923
Net income .........     9,787     8,956    12,067    13,761    44,571
Net income per
  share of
  common stock......      $.26      $.24      $.32      $.37     $1.19

                                  Quarter ended              Year ended
                      -------------------------------------- ----------
                      Nov. 30,  Feb. 28,  May 31,   Aug. 31,  Aug. 31,
                        1992      1993      1993      1993      1993
                      ======================================  ========
Net sales ..........  $181,732  $159,936  $185,115  $158,329  $685,112
Gross profit........    30,752    26,214    33,027    29,835   119,828
Income before
  cumulative
  effect of
  accounting
  changes...........     8,822     7,798    10,263    12,024    38,907
Cumulative effect
  of accounting
  changes:**
  Postretirement
    benefits other
    than pensions...    (4,841)                                 (4,841)
  Income taxes......     2,672                                   2,672
                      --------------------------------------  --------
Net income..........  $  6,653   $ 7,798  $ 10,263  $ 12,024  $ 36,738
                      ======================================  ========
Earnings per share
  of common
  stock:*
Before cumulative
  effect of
  accounting
  changes...........     $.24       $.21      $.27      $.32     $1.04
Cumulative effect
  of accounting
  changes:**
  Postretirement
    benefits other
    than pensions...     (.13)                                    (.13)
  Income taxes......      .07                                      .07
                      --------------------------------------  --------
Net income..........     $.18       $.21      $.27      $.32      $.98
                      ======================================  ========
<F/N>
 *Adjusted for the five-for-four stock split paid in the form of a 25% stock dividend on April 15, 1994.
**Refer to Note 1.


A. Schulman, Inc.
REPORT OF INDEPENDENT ACCOUNTANTS

- - - ------------------------------------------------------------------------------
PRICE WATERHOUSE L.L.P. [logo]




TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF A. SCHULMAN, INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
   As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," both effective as of September 1, 1992.

/s/ PRICE WATERHOUSE LLP

Cleveland, Ohio
October 14, 1994

A. Schulman, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
1994
Net sales were $748.8 million in 1994, an increase of 9.3% over 1993 sales of $685.1 million. A comparison of net sales is as follows:

                                            (In Thousands)
                                      ========  =================
                                        1994      1993   Increase
Manufacturing .....................   $449,085  $408,763  $40,322
Merchant ..........................    149,798   136,116   13,682
Distribution ......................    149,895   140,233    9,662
                                      --------  --------  -------
                                      $748,778  $685,112  $63,666
                                      ========  ========  =======

  The translation effects from the stronger U.S. dollar, primarily during the first six months of the fiscal year, decreased 1994 sales by $16.3 million.
  Volume or tonnage increased in all classifications and was up 11% for 1994. European volume increased approximately 5% and North American volume grew approximately 21%.
  Gross margins on sales were 17.5% in both 1994 and 1993.
A comparison of gross profit is as follows:

                                            (In Thousands)
                                      ========  =================
                                        1994      1993    Increase
                                                         (Decrease)
Manufacturing .....................   $ 88,609  $ 78,548  $ 10,061
Merchant ..........................     22,582    21,495     1,087
Distribution ......................     19,732    19,784       (52)
                                      --------  --------  --------
                                      $130,923  $119,827  $ 11,096
                                      ========  ========  ========

  Prices of most plastic resins have advanced sharply during the last few months, mainly because of strong demand and lack of new supplies. These increases have resulted in some erosion in margins during the fourth quarter, primarily in Europe, due to competitive pricing pressures.
  Selling, general and administrative expenses increased $2.1 million in 1994 due to the inclusion of ComAlloy International which was acquired as of March 31, 1994, higher compensation levels and additional costs required to support the increase in sales volume. The strengthening of the U.S. dollar decreased these expenses by $1.4 million in 1994.
  Interest expense increased in 1994 due to greater levels of borrowing and higher interest rates.
  Foreign currency transaction losses and gains are due to changes in the value of currencies within the European Monetary System.
  Other income is lower primarily due to reduced interest income from temporary investments, because of lower European interest rates.
  The effective tax rate in 1994 was 36.7% compared with 37.7% in 1993. The reduction in 1994 was due to lower taxes in the German operations and the settlement of certain outstanding tax matters in Europe. These decreases were partially offset by the imposition of a surtax in Belgium.
  The strengthening in the value of the U.S. dollar decreased net income by approximately $1.2 million or $.03 per share in 1994. The translation effects from currency fluctuations are not covered with contracts, options or other devices. Generally, forward hedging contracts are used to mitigate exposure to currency transactions.
  Earnings in Europe were up approximately 9% in 1994 on a volume increase of 5%. Continued improvement is expected in the key European economies and a weaker U.S. dollar will have a positive effect on earnings in 1995.
  In North America, earnings increased approximately 26% on a volume increase of 21%. Business continues to be firm.
  Both the European and North American operations are experiencing strong product demand and pricing for resins continues to firm. A higher level of earnings is anticipated in 1995.

1993
Net sales for 1993 were $685.1 million or 6.4% lower than 1992 sales of $732.2 million. A comparison of net sales is as follows:

                                            (In Thousands)
                                      ========  ================
                                        1993      1992   (Decrease)
Manufacturing .....................   $408,763  $426,846  $(18,083)
Merchant ..........................    136,116   147,587   (11,471)
Distribution ......................    140,233   157,737   (17,504)
                                      --------  --------  --------
                                      $685,112  $732,170  $(47,058)
                                      ========  ========  ========

  The translation effects from the stronger U.S. dollar decreased 1993 sales by $15.3 million.
  Total volume increased 4% in 1993 due to an increase of 15% in North America. However, lower selling prices due to an oversupply in the plastic resin market were the major factor for lower net sales.
  Gross margins on sales were 17.5% in 1993 compared to 18.2% in 1992. Gross margins were down primarily because of the recession in Europe. A comparison of gross profit is as follows:

                                            (In Thousands)
                                      ========  ==================
                                        1993      1992   (Decrease)
Manufacturing .....................   $ 78,548  $ 87,476  $ (8,928)
Merchant ..........................     21,495    23,399    (1,904)
Distribution ......................     19,784    22,286    (2,502)
                                      --------  --------  --------
                                      $119,827  $133,161  $(13,334)
                                      ========  ========  ========

  Selling, general and administrative expenses decreased $1.8 million in 1993. The strengthening of the U.S. dollar decreased these expenses by approximately $1 million and lower retirement and compensation provisions were the primary factors for the remainder of the reduction.
  Interest expense decreased in 1993 due to reduced borrowing levels and lower interest rates.
  Other income in 1993 was greater due to an increase in interest from temporary investments.

   The effective tax rate was 37.7% in 1993 and 40.1% in 1992. The effective tax rate was lower in 1993 primarily due to reduced earnings in Germany which has a higher tax rate than the other countries where the Company operates.
   The strengthening in the value of the U.S. dollar decreased net income by approximately $1.1 million or $.04 per share in 1993.
   Earnings in Europe declined approximately 19% in 1993. The recession in Europe, especially in Germany, plus lower selling prices, were the major factors for the reduced level of profits. European tonnage was off 2% in 1993.
   In North America, earnings increased approximately 13%. There has been strong demand, especially from the automotive and consumer product markets.
   Effective September 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106 (SFAS No. 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions". This statement requires the expected cost of postretirement health care and life insurance benefits to be recognized during the years that employees render service. The cumulative effect of this change to September 1, 1992 was to decrease net income by $4.8 million or $.13 per share.
   Also, effective September 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes".
This statement requires the Company to adopt the liability method of accounting for income taxes. The cumulative effect of this change to September 1, 1992 was to increase net income by $2.7 million or $.07 per share.

FINANCIAL CONDITION
   The Company's primary source of funds has been from operations. It is expected that this source will continue to provide a substantial portion of the Company's future needs.
   The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the "cumulative foreign currency translation adjustment" account in stockholders' equity. The weakening of the U.S. dollar during the later part of the fiscal year increased this account by approximately $16.3 million during 1994. If the U.S. dollar continues to weaken, this trend will continue in 1995.
   Working capital and the current ratio are as follows:

                                         (Dollars in Thousands)
                                     ========   ===================
                                       1994       1993       1992

Working capital ................     $291,008   $237,930   $243,154
Current ratio ..................        3.7:1      4.2:1      3.9:1

   The following represent key measurements of the capital structure and profitability of the Company:

                                                    (Dollars in Thousands
                                                    except per share data)
                                                 ========  ==================
                                                   1994      1993      1992
Net worth.....................................   $345,919  $294,209  $307,576
Book value per share .........................      $9.21     $7.84     $8.26
Ratio of long-term liabilities to capital ....       12.8%     10.4%      8.3%
Return on average net worth ..................       13.9%     12.9%     16.2%
Net income as a percent of sales .............        6.0%      5.4%      6.0%

   The ratio of long-term liabilities to capital is computed by dividing long-term debt and other long-term liabilities by the sum of total stockholders' equity plus long-term debt and other long-term liabilities. This ratio increased in 1994 primarily due to greater borrowings to finance the acquisition of assets of ComAlloy International.
   The return on average net worth is computed by dividing income before cumulative effect of accounting changes by the average of the total stockholders' equity during the year. This ratio increased in 1994 due to a higher level of earnings.
   Short-term lines of credit are maintained with various domestic and foreign banks. The unused commitment under these lines was $42.7 million at August 31, 1994.
   Capital expenditures were $25.3 million in 1994. New manufacturing lines are currently being added in Canada, the United Kingdom and France. These lines will have an annual capacity of 30 million pounds. Construction has also recently commenced on a new manufacturing facility in Mexico. This investment of $15 million will have an annual capacity of 40 million pounds. These projects are planned for completion within the next 18 months. The construction of a new $6 million manufacturing facility in Indonesia is also planned for start up in 1996. It is anticipated that the Company will spend at least $20 million in fiscal 1995 on capital projects.
   The Company's unfunded pension liability is $16.6 million at August 31, 1994. This amount is primarily due to a book reserve plan maintained by the Company's German subsidiary. Under such plans, there is no separate vehicle to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

   Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires the recognition by employers of benefits provided to former or inactive employees after employment but before retirement, has not yet been adopted by the Company. This statement will be effective for the Company in fiscal 1995. A determination has not been made at this time as to its impact on the Company.

A. Schulman, Inc.
TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA
(In thousands except per share data)

                                                                                         Year Ended August 31,
                                                                     ========     ==================================
                                                                       1994         1993         1992        1991
Net sales........................................................    $748,778     $685,112     $732,170     $736,007
Interest and other income........................................       7,456        8,103        6,778        4,083
                                                                     --------     --------     --------     --------
                                                                      756,234      693,215      738,948      740,090
                                                                     --------     --------     --------     --------
Cost of sales....................................................     617,855      565,284      599,009      614,001
Other costs, expenses, etc. .....................................      67,939       65,480       66,838       55,876
                                                                     --------     --------     --------     --------
                                                                      685,794      630,764      665,847      669,877
                                                                     --------     --------     --------     --------
Income before taxes and cumulative effect of accounting changes..      70,440       62,451       73,101       70,213
Provision for U.S. and foreign income taxes......................      25,869       23,544       29,341       27,864
                                                                     --------     --------     --------     --------
Income before cumulative effect of accounting changes............      44,571       38,907       43,760       42,349
Cumulative effect of accounting changes (1)......................        --         (2,169)        --         --
                                                                     --------     --------     --------     --------
Net income.......................................................    $ 44,571     $ 36,738     $ 43,760     $ 42,349(2)
                                                                     ========     ==================================
Total assets.....................................................    $510,419     $407,865     $427,966     $344,273
Long-term debt...................................................    $ 23,126     $ 10,149     $ 10,108     $  9,000
Total stockholders' equity.......................................    $345,919     $294,209     $307,576     $232,567
Average number of common shares outstanding,
  net of treasury shares*........................................  37,438,118   37,325,547   37,024,548   36,963,010
Per share of common stock:
  Net income:*
    Before cumulative effect of accounting changes...............       $1.19        $1.04        $1.18        $1.14
    Cumulative effect of accounting changes (1)..................        --         ($ .06)        --            --
    Net income...................................................       $1.19        $ .98        $1.18        $1.14(2)
  Cash dividends*................................................       $ .286       $ .248       $ .216       $ .186
  Stockholders' equity*..........................................       $9.21        $7.84        $8.26        $6.26

*Adjusted for the five-for-four stock split paid in the form of a 25% stock dividend on April 15, 1994.
(1) Effective September 1, 1992, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than
    Pensions," and SFAS 109, "Accounting for Income Taxes."
(2) Includes a gain of $887,000 or $.02 per share from life insurance proceeds and a tax benefit of $945,000 or $.03 per share from a new U.S./German tax treaty. This tax benefit included $466,000 or $.01 per share applicable to 1990 and $479,000 or
    $.01 per share applicable to prior years.
(3) Includes special cash dividend of $.02 per share paid on November 23, 1987.

SUPPLEMENTAL INFORMATION
(In thousands of dollars)
                                                                  Year Ended August 31,
                             ================    ============================================================================
                                   1994              1993               1992                  1991                1990
NET SALES
Manufacturing........        $449,085     60%    $408,763     60%    $426,846     58%     $410,987     56%    $376,647    55%
Merchant Activities..         149,798     20%     136,116     20%     147,587     20%      178,268     24%     167,988    25%
Distribution.........         149,895     20%     140,233     20%     157,737     22%      146,752     20%     134,009    20%
                             ---------------     ---------------------------------------------------------------------------
Total................        $748,778    100%    $685,112    100%    $732,170    100%     $736,007    100%    $678,644   100%
                             ===============     ===========================================================================
GROSS PROFIT
Manufacturing........        $ 88,609     68%    $ 78,548     66%    $ 87,476     66%     $ 74,547     61%    $ 70,392    63%
Merchant Activities..          22,582     17%      21,495     18%      23,399     18%       27,747     23%      23,968    21%
Distribution.........          19,732     15%      19,784     16%      22,286     16%       19,712     16%      17,412    16%
                             ---------------     ---------------------------------------------------------------------------
Total................        $130,923    100%    $119,827    100%    $133,161    100%     $122,006    100%    $111,772   100%
                             ===============     ===========================================================================

    ======================================================================
        1990        1989        1988        1987        1986        1985

      $678,644    $624,410    $597,696    $463,824    $387,833    $318,876
         2,409       1,675       1,211       1,245         680          41
      --------    --------    --------    --------    --------    --------
       681,053     626,085     598,907     465,069     388,513     318,917
      --------    --------    --------    --------    --------    --------
       566,872     528,296     505,907     390,247     330,426     272,684
        50,644      43,000      42,567      37,063      29,368      23,682
      --------    --------    --------    --------    --------    --------
       617,516     571,296     548,474     427,310     359,794     296,366
      --------    --------    --------    --------    --------    --------
        63,537      54,789      50,433      37,759      28,719      22,551
        27,441      23,977      22,787      17,946      13,533      10,840
      --------    --------    --------    --------    --------    --------
        36,096      30,812      27,646      19,813      15,186      11,711
        --          --          --          --          --          --
      --------    --------    --------    --------    --------    --------
      $ 36,096    $ 30,812    $ 27,646    $ 19,813    $ 15,186    $ 11,711
    ======================================================================
      $328,210    $257,687    $240,475    $214,698    $174,467    $143,911
      $  7,000    $ 10,000    $  9,570    $ 11,230    $ 10,137    $  8,828
      $223,973    $166,640    $145,183    $125,803    $101,620    $ 75,624

    37,699,043  37,674,290  37,665,819  37,665,819  37,290,224  36,934,095


         $ .96       $ .82       $ .73       $ .52       $ .41       $ .31
            --          --          --          --          --          --
         $ .96       $ .82       $ .73       $ .52       $ .41       $ .31
         $ .153      $ .135      $ .132(3)   $ .086      $ .068      $ .056
         $5.91       $4.39       $3.82       $3.31       $2.68       $2.01

A. SCHULMAN, INC.


THE BOARD OF DIRECTORS

ROBERT A. STEFANKO
Chairman

TERRY L. HAINES
President and Chief Executive Officer

JAMES H. BERICK
Managing Partner,
Berick, Pearlman & Mills

DR. PEGGY GORDON ELLIOTT
President, The University of Akron

DR. LUCILLE G. FORD
Executive Assistant to the President
and Professor of Economics,
Ashland University

GORDON E. HEFFERN
Former Chairman and Director,
Society Corporation and
Society National Bank

LARRY A. KUSHKIN
Executive Vice President --
International Automotive Operations

FRANZ A. LOEHR
Former Managing Director -- Germany and
Associate General Manager -- Europe

ALAN L. OCKENE
President and Chief Executive Officer,
General Tire, Inc.

CHARLES J. PILLIOD, JR.
Chairman
Dal-Tile Group Inc.
Former Chairman and Chief
Executive Officer,
The Goodyear Tire & Rubber Company

DR. PAUL C. ROBERTS
Chairman, The Institute for
Political Economy
Distinguished Fellow, Cato Institute

RENE C. ROMBOUTS
General Manager-Europe

ROBERT G. WALLACE
Former Executive
Vice President and Director,
Phillips Petroleum Company

+ + +

MELVIN D. SACKS
Director Emeritus


EXECUTIVE OFFICERS

TERRY L. HAINES
President and Chief Executive Officer

ROBERT A. STEFANKO
Chairman and
Chief Financial Officer

LARRY A. KUSHKIN
Executive Vice President --
International Automotive Operations

ALAIN C. ADAM
Vice President -- Automotive Marketing

LEONARD E. EMGE
Vice President -- Manufacturing

BRIAN R. COLBOW
Treasurer

JAMES H. BERICK
Secretary


EUROPEAN OPERATIONS

RENE C. ROMBOUTS
General Manager -- Europe

GERALD M. WEINBERGER
Managing Director -- Germany



DOMESTIC OFFICES

AKRON, OHIO 44333
Corporate Headquarters
3550 West Market Street
(216) 666-3751

BIRMINGHAM, MICHIGAN 48009-6524
2100 East Maple Road
(810) 643-6100

EVANSVILLE, INDIANA 47712
122 N. St. Joseph Avenue
(812) 423-5836

FORT WAYNE, INDIANA 46825
9017 Coldwater
Suite 300A
(219) 497-0371

GRAND RAPIDS, MICHIGAN 49546
500 Cascade West Parkway, SE
(616) 285-2800

HOCKESSIN, DELAWARE 19707
724 Yorklyn Road, Suite 260
(302) 234-4870

MINNEAPOLIS, MINNESOTA 55431
Northwestern Financial Center
7900 Xerxes Avenue South
Suite 820
(612) 835-1601

PASADENA, CALIFORNIA 91106
600 South Lake Avenue
Suite 506
(818) 792-0053

PISCATAWAY, NEW JERSEY 08854
144B Carlton Avenue
(908) 424-9130

SCHAUMBURG, ILLINOIS 60173
Embassy Plaza
1933 N. Meacham Road
Suite 500
(708) 397-3973

ST. LOUIS, MISSOURI 63045-1303
514 Earth City Expressway
Suite 351
(314) 291-8626

NASHVILLE, TENNESSEE 27311-3333
ComAlloy International Company
481 Allied Drive
(615) 333-3453

A. SCHULMAN, INC.


OTHER SALES LOCATIONS

ARLINGTON, TEXAS 76006
1907 Mill Run Dr.
(817) 265-8000

CAMBRIDGE, MASSACHUSETTS 02139
P.O. Box 391373
(617) 577-1123

ROSWELL, GEORGIA 30076-7430
P.O. Box 767430
(404) 992-9350

WESTON, MASSACHUSETTS 02193
130 Concord Rd.
P.O. Box 355
(617) 891-5485


FOREIGN OFFICES

BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem, Belgium
3-8904211

SINDORF, GERMANY
A. Schulman GmbH
Huttenstrasse 211
D-50170 Kerpen
(2273) 5610

PARIS, FRANCE
A. Schulman, S.A./
Diffusion Plastique
Immeuble Dynasteur
10/12 rue Andras Beck
92360 Meudon-la-Foret
(1) 41 07 75 00

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
Newbridge 495-244090

ZURICH, SWITZERLAND
A. Schulman AG
Kernstrasse 10
CH 8004 Zurich, Switzerland
(1) 241 60 30

MISSISSAUGA, ONTARIO, CANADA
L5R 3G5
A. Schulman Canada Ltd.
5770 Hurontario Street
Suite 602
(905) 568-8470

MEXICO CITY, MEXICO
A. Schulman
Bosques de Duraznos #65
Suite 401B
Bosques de Las Lomas
Mexico, D.F. 11700
(525) 596-7113

MONTERREY, MEXICO
Camino del Lago #4517
Sector 4
Colonia Cortijo del Rio
Monterrey, N.L. 64890
(5283) 655-505


PLANTS

AKRON, OHIO 44310
790 E. Tallmadge Ave.
(216) 633-8164

BELLEVUE, OHIO 44811
350 North Buckeye Street
(419) 483-2931

EAST ST. LOUIS, ILLINOIS 62202
14th & Converse Streets
(618) 271-5326

ORANGE, TEXAS 77630
(Dispersion Plant)
P.O. Box 1527
Thomas Street near Foreman Rd.
(409) 883-9371

NASHVILLE, TENNESSEE 27311-3333
ComAlloy International Company
481 Allied Drive
(615) 333-3453

BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem, Belgium
3-8904211

SINDORF, GERMANY
A. Schulman GmbH
Huttenstrasse 211
D-50170 Kerpen
(2273) 5610

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
Newbridge 495-244090

GIVET, FRANCE
A. Schulman Plastics S.A.
Rue Alex Schulman
F-08600 Givet, France
(24) 42 71 61

ST. THOMAS, ONTARIO, CANADA
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519) 633-3451

A. SCHULMAN, INC.


CORPORATE HEADQUARTERS
3550 West Market Street
Akron, Ohio 44333
216/666-3751

ANNUAL MEETING
of Stockholders will be held on
Thursday, December 8, 1994,
at 10 AM E.S.T., at the Fairlawn Country Club,
200 North Wheaton Road
Akron, Ohio 44313

INDEPENDENT ACCOUNTANTS
Price Waterhouse L.L.P.
BP America Building
27th Floor
200 Public Square
Cleveland, Ohio 44114-2301


STOCK LISTING
The common stock of
A. Schulman, Inc. is traded
and quoted through the
NASDAQ National Market
System. Symbol: SHLM

TRANSFER AGENT
Society National Bank
Corporate Trust Division
P.O. Box 6477
Cleveland, Ohio 44101

Any questions regarding shareholder
records should be directed to
Society National Bank.
800-542-7792
216-737-5745

The annual report to the Securities
and Exchange Commission,
Form 10-K, will be made available
upon request without charge.
Write:

Robert A. Stefanko,
Chairman and
Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

                            LOGO  A. Schulman Inc.

                            LOGO  A. Schulman Inc.
         3550 West Market Street, Akron, Ohio 44333  -  216/666-3751

                     APPENDIX TO ELECTRONIC FORMAT DOCUMENT

PHOTO 1 (FRONT COVER PAGE) :         Photo of a stylized globe of the world,
                                     North and South America shown.

PHOTO 2 (INSIDE FRONT COVER) :       Photo of purple European eyeglass case and
                                     glasses resting on books.

PHOTO 3 (PAGE 3) :    Photo of Terry L. Haines and Robert A.
                      Stefanko in upper right corner of page.

PHOTO 4 (PAGES 4 & 5) :     Photo of Coca-Cola (R) soft drink cooler containing
                            ice and bottled soft drinks, resting on sand with volleyball in foreground and bathers' legs in background.

PHOTO 5 (PAGES 6 & 7) :     Photo of red pick-up truck and a man and a woman
                            unloading straw from the bed thereof in foreground, with horse and red barn in background.

PHOTO 6 (PAGES 8 & 9) :     Photo of a tea cup and saucer with cookies and
                            packets of cookies wrapped in colorful bi-oriented polypropylene film.

PHOTO 7 (PAGES 10 & 11) :       Photo of woman talking on a telephone.

PHOTO 8 (PAGES 12 & 13) :       Photo of yellow power drill showing keyless
                                chuck, and tool handle and loose drill bit.