Form 10-K405, Exhibit 13
period 1995-08-31
SCHULMAN A INC
filed 1995-11-28
CIK 87565

                                   Exhibit 13


                 Company's 1995 Annual Report to Stockholders.

                   A. Schulman Inc. 1995 Annual Report





                  PHOTO 1
                  Photo of two swimmers swimming in pool
                  between red, white and blue lane
                  markers.

PHOTO 2  (Inside Front Cover)                   Front Cover and Left:
Photo of two swimmers resting                   High-visibility swimming
in pool with arms on                            pool lane markers are
red, white and blue lane                        molded from a pre-colored
markers; photo of red,                          polyethylene compound
white and blue lane marker                      supplied by A. Schulman.
components in foreground.                       Used in international
                                                competition, these markers
                                                are uniquely shaped to
                                                reduce water turbulence
                                                between adjacent
                                                swimming lanes.

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

        A. Schulman's business is highly service oriented, providing timely and effective response to challenging technical, product performance and materials delivery requirements. For the first time, in fiscal 1995, the Company's revenues exceeded $1 billion.

        Headquartered in Akron, Ohio, A. Schulman operates 11 manufacturing plants in North America and Europe, and plans to open a new production facility in Asia in 1996. The Company employs more than 1,900 people.

        A. Schulman stock is quoted through the NASDAQ National Market System (Symbol: SHLM).

Financial HighlIghts

                                                                                   Year Ended August 31,
                                                                  1995                     1994                     1993
Net sales                                                         $1,027,458,000           $748,778,000             $685,112,000
Income before cumulative effect of accounting changes             $   53,618,000           $ 44,571,000             $ 38,907,000
Cumulative effect of accounting changes(1)                                 -                      -                 $ (2,169,000)
Net income                                                        $   53,618,000           $ 44,571,000             $ 36,738,000
Net income per share of common stock:
     Before cumulative effect of accounting changes               $         1.43                $  1.19             $       1.04
     Cumulative effect of accounting changes(1)                            -                      -                 ($       .06)
     Net income                                                   $         1.43                $  1.19              $       .98
Capital expenditures                                              $   58,533,000           $ 25,302,000             $ 18,158,000
Long-term debt and other non-current liabilities                  $  106,326,000           $ 50,673,000             $ 34,120,000
Long-term liabilities to capital                                            20.8%                  12.8%                    10.4%
Stockholders' equity                                              $  405,218,000           $345,919,000             $294,209,000
Book value per common share                                       $        10.75           $       9.21             $       7.84
Number of stockholders                                                     1,352                  1,405                    1,426
Cash dividends per share
1st Quarter                                                                $.075           $       .064             $       .056
2nd Quarter                                                                 .085                   .072                     .064
3rd Quarter                                                                 .085                   .075                     .064
4th Quarter                                                                 .085                   .075                     .064
                                                                           $.330                  $.286                    $.248
                                                                   =============           ============             ============
Common stock price range                                          High     - Low           High     - Low           High     - Low
1st Quarter                                                       29 3/4 - 25 3/4          25      - 21 1/4         27 1/8-  21
2nd Quarter                                                       29 1/4 - 24 1/4          29      - 22 3/4         25 1/4 - 21 1/8
3rd Quarter                                                       32 3/4 - 28              28 3/8 -  21             24 3/4 - 20 3/4
4th Quarter                                                       31 1/2 - 23 1/4          28 3/8 -  23 1/2         25 1/2 - 21 1/8


(1) Effective September 1, 1992, the company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", and SFAS 109, "Accounting for Income Taxes".





      NET SALES                  NET INCOME           CAPITAL EXPENDITURES
(Dollars in Billions)      (Dollars in Millions)      (Dollars in Millions)
---------------------      ---------------------      ---------------------
   Fiscal                     Fiscal                     Fiscal
    Year      $                Year       $               Year       $
   ------   ------            ------   -------           ------   -------
    1986    $ .388             1986    $15.186            1986    $11.879
    1987    $ .464             1987    $19.813            1987    $11.167
    1988    $ .598             1988    $27.646            1988    $11.710
    1989    $ .624             1989    $30.812            1989    $25.982
    1990    $ .679             1990    $36.096            1990    $17.668
    1991    $ .736             1991    $42.349            1991    $17.997
    1992    $ .732             1992    $43.760            1992    $15.827
    1993    $ .685             1993    $36.738            1993    $18.158
    1994    $ .749             1994    $44.571            1994    $25.302
    1995    $1.027             1995    $53.618            1995    $58.533


To Our Stockholders:

We are pleased to report that sales and net income established new records for the fiscal year ended August 31, 1995.

        Sales for fiscal 1995 climbed to the $1 billion level for the first time in our history. Sales were $1,027.5 million, 37% higher than last year's sales of $748.8 million. Net income also established another record, our twelfth in the last thirteen years. Net income for fiscal 1995 was $53,618,000 or $1.43 per common share, an increase of 20% over 1994 earnings of $44,571,000 or $1.19 per share.

        Sales for the fourth quarter ended August 31,1995 were $242.0 million, or 16% higher than sales of $209.0 million for the comparable 1994 quarter. Net income was $12,047,000 or $.32 per common share compared with $13,761,000 or $.37 per share for the 1994 fourth quarter.

        Earnings in the fourth quarter were down because of lower profit margins resulting from competitive price pressures and start-up costs in Mexico. In addition, interest expense increased due to a higher level of borrowing.

        The strength of our European operations was responsible for the new earnings record for 1995. Net income for fiscal 1995 advanced 39% on a sales increase of 42%. Fourth quarter earnings were up 17% in Europe on a 23% increase in sales.

        Sales in our North American operations were up
6% for the quarter and 31% for fiscal 1995, but a decline in earnings of $3.3 million for the fourth quarter more than offset the $1.6 million improvement in European income.

        Although tonnage in North America advanced 1.4% in the fourth quarter, gross profits declined $2.3 million due to lower margins which were 11.4% compared with 14.7% in the same quarter of 1994. The lower margins were the result of lackluster economic conditions and extremely competitive pricing pressures. Customers also were reducing their inventories because of sharp declines in plastic resin prices. Furthermore, start-up costs of our new Mexican facility also adversely affected income.

        Worldwide tonnage was down 5.6% for the fourth quarter, but tonnage for the year was up 10.5% over 1994. Manufacturing tonnage was up 9.7% for the quarter and 21.5% for the year. The largest increases in manufacturing tonnage were generated in our North American operations, which were up 15.8% for the quarter and 29% for the year. The major reason was the inclusion of Texas Polymer Services since February 28, 1995, the date of its acquisition.

        The translation effect of the lower value of the U.S. dollar continued to have a positive impact on our European sales and profits. The translation effect for fiscal 1995 increased sales by $68.9 million and net income by $4,618,000 or $.12 per common share. For the 1995 fourth quarter, translation increased sales by $14.5 million and net income by $1,164,000 or $.03 per common share.

        Capital expenditures for 1995 were $58.5 million, the highest in our history. Major expenditures were the acquisition of the assets of Texas Polymer Services, a new manufacturing line placed in service at our Canadian facility, and new lines in our United Kingdom and Givet, France facilities, both of which commenced operation during the first quarter of fiscal 1995. We recently dedicated our new Mexican facility in San
Luis Potosi. This facility, which commenced operation in September 1995, represents an investment of $15 million. Initially, the plant's total capacity is approximately 25 million pounds. This facility will service the Mexican and Latin
American markets which are expected to provide extremely good long-term growth opportunities for A. Schulman.

        We plan to commence construction soon on a new manufacturing facility in Indonesia. This facility, our first in the Far East, is scheduled for completion at the end of 1996. The total investment in this project will be $6 million. It will provide us with local manufacturing capabilities in this growing market.

        During the past year, we have established marketing representative offices in Singapore and Barcelona, Spain.
These locations will enable us to expand into new markets with our broad range of products.

        We have continued our investment program and increased capacity throughout our operations to meet projected long-term demand. We have upgraded and improved our manufacturing facilities to utilize the best technology available.

        We remain committed to expanding our
manufacturing operations and capabilities throughout the world. This will provide the foundation for continued growth in future years.

        In September 1995, we increased the size of             PHOTO 3
our Board of Directors from eleven to fourteen members.         Photo of Terry L. Haines
We are pleased to welcome to our Board, Willard R.              and Robert A. Stefanko
Holland, Chief Executive Officer of Ohio Edison Company         in upper-right corner
in Akron, James A. Karman, President and a director of          of page.
RPM, Inc. in Medina, Ohio and James S. Marlen, Chairman
and Chief Executive Officer of Ameron, Inc. in California.
The broad experience of these new members will provide
additional strength and expertise for our expanding
worldwide operations.

        In January 1995, we increased our annual dividend rate to $.34, an increase of 15% over last year's rate. This increase reflects the Board's continuing confidence in the long-term prospects for A. Schulman. The Board will review the current dividend rate and policy at its meeting in January 1996.

        At its October 1995 meeting, the Board of Directors confirmed a 1987 authorization to repurchase up to four million of the Company's common shares. Any such purchases would be made from time-to-time in the open market at current market prices. The timing of any purchases will depend on the price of the stock and value it provides to the Company. On November 6, 1995, the
Company made its initial purchases under this authorization.

        It's always gratifying to report another year of record earnings, but it is disappointing to end the 1995 fiscal year with lower earnings in the final quarter. During the last half of the year, there has been a significant change in our industry. After prices peaked in February 1995, there was an overall slowing in the worldwide economies. Customers who purchased materials in advance to avoid continuing price increases decided to reduce inventories. In addition, worldwide competitive pressures continue to squeeze our profit margins.

        Results posted in the first half of fiscal 1995 were extremely good. Continuing pressure on margins and slower growth in the economies will make it difficult to achieve the same level of earnings posted in last year's first half. We also anticipate general economic weakness and additional start-up costs at our new Mexican facility.

        We remain optimistic about the outlook for
A. Schulman. Our financial position is extremely strong and enables us to continue to invest for future growth.
We anticipate that earnings will improve and return to traditional growth patterns during the second half of our 1996 fiscal year.

/s/  Terry L. Haines             /s/  Robert A. Stefanko
--------------------             -----------------------
Terry L. Haines                  Robert A. Stefanko
President and                    Chairman
Chief Executive Officer


November 10, 1995

This popular tennis ball
retriever is manufactured
in Canada from a filled and
reinforced polypropylene
compound supplied by
A. Schulman. The material
is strong, impact resistant
and stable in prolonged
outdoor exposure.

Building on Our Strengths ...
and Extending Our Global Reach


During the past year, A. Schulman continued to strengthen its position as a global leader in the plastics industry. Revenues surpassed $1 billion for the first time in Company history. Capital expenditures exceeded
$55 million, and will provide A. Schulman with the tools required to carry out its long-term strategic global plan.

        The Company has dedicated, highly trained employees, and utilizes superior technology and state-of-the-art plants and equipment. It has the ability to effectively meet customer needs, and its financial strength provides a solid base to achieve profitable growth in the years ahead.

PHOTO 4                                 People. A. Schulman's greatest strength,
Photo of yellow tennis                  first and foremost, is its employee
ball in motion                          worldwide. The Company is customer
                                        driven. Every individual on the A.
                                        Schulman team is committed to providing
                                        customers with products of the highest
                                        quality and unparalleled service.

        Technology. A. Schulman is a global leader in the high-performance plastics market. Customers rely on the Company's technical expertise and superior manufacturing capabilities to meet their most challenging product requirements. With A. Schulman's extensive

PHOTO 5
Photo of black Wilson(R) tennis ball
retriever containing yellow tennis
balls, with three yellow tennis balls
and a portion of a tennis racket in
the foreground

Elegant patio grill offers                  PHOTO 6
kitchen convenience outdoors.               Photo of patio grill with
The grill incorporates                      corn, tomato, salt and
components made from                        pepper shakers, lobster and
an A. Schulman high-impact                  pans (photo covers the top
thermoplastic alloy which is                of pages 6 and 7); photo
resistant to abrasion, grease               of corn on the cob with
and weather exposure.                       butter in foreground
product line, it is able to provide customers with a wide range of materials. In addition, the Company is able to develop custom formulated materials for customers' specific needs.


Facilities. A. Schulman's manufacturing operations              PHOTO 6
focus on engineered specialty plastic compounds.                See description
The Company's production plants are among the                   from page 6
most modern and efficient in the industry. Over the years, the Company has invested significant amounts in state-of-the-art manufacturing systems designed to achieve both high quality and production versatility.


Meeting Customer Needs. The Company serves many of the world's largest multi-national manufacturers in the automotive, packaging, industrial and consumer product sectors. Each of these customers has a unique set of requirements regarding quality, price, innovation, and technical performance. Customer focus is an important factor in the Company's plans for continuing expansion throughout the world.

Today, many customers are reducing their number of suppliers and working with fewer, more capable sources. Customers know that they can rely on A. Schulman to meet their unique individual needs cost-effectively without sacrificing quality or service.

Financial Strength. A. Schulman's financial strength provides assurance to customers of a reliable, long-term source for their polymer material requirements. The Company's financial capability has enabled it to invest strategically in the best facilities, equipment, and personnel available.

Extending Our Global Reach

With market demand for high quality plastic materials growing around the world, A. Schulman's opportunities for future business development are promising. Over the years, A. Schulman has continuously expanded its production base in accordance with market demand.


PHOTO 7         PHOTO 8         PHOTO 9
Photo of        Photo of        Photo of
male baby in    female baby     male baby
diaper with     in diaper       in diaper
puppy           crawling        sitting

Disposable infant diapers use a
waterproof liner made from
A. Schulman's Polybatch(R) plastic
material. Supplied in colors of pink,
blue and other pastels, Polybatch
also is used, in clear form, for
diaper packaging in Mexico, where
pasteboard packaging is banned.

                        PHOTO 10

                        Photo of male baby
                        sitting in diaper
                        with white teddy
                        bear


A. Schulman provides                            PHOTO 11
automakers with a range                         Photo of two cheerleaders
of engineered and proprietary                   in red and blue uniforms
plastic compounds for                           with red and blue
vehicle exterior and interior                   pom-poms, one sitting
applications on cars, trucks                    in and one leaning against
and the latest minivan models.                  a white minivan (photo
                                                covers the top of pages
                                                10 and 11); photo of red
                                                and blue pom-pom in foreground.

The Company has manufacturing facilities throughout the world which can effectively serve customers in new geographic regions.

The Pacific Rim, an area which is expanding                     PHOTO 11
economically at a faster rate than any other in the             See description
world, is a region that offers great potential for              on Page 10
A. Schulman. Southeast Asia currently is one of the largest markets for the Company's plastic packaging materials. These products are presently being supplied by A. Schulman's European operations. To increase sales and service to this region, the Company will construct a new plant in Indonesia. This facility is expected to become operational in late 1996. It will serve as the cornerstone for A. Schulman's expansion into Asia.

Attractive electrically-powered
hot water pot is used for
preparing tea and other
beverages. This small appliance is
molded from A. Schulman 's strong
Polyfort(R) reinforced plastic, which
is supplied in a variety of colors.

        The Company has opened a customer service center in Singapore to further enhance its position in the Pacific Rim. This facility brings technical expertise and marketing support closer to area customers.

        Elsewhere, the Company's new Mexican manufacturing plant began operations in September 1995. The facility, which has annual production capacity of 25 million pounds, is now supplying the growing Mexican market. It will facilitate service to other customers throughout Latin America. The region's large population makes it a prime consumption area for quality, high-performance plastics, particularly additives and concentrates for packaging applications.

        Eastern Europe is another area of strong sales potential.
A. Schulman currently operates a sales office in Leipzig. This office provides a base to establish new customer contacts and coordinate the supply of materials from the Company's Western European plants.
A. Schulman will continue to add sales
and technical support as business increases in this region.


PHOTO 12                                        During 1995,
Photo of one red                                A. Schulman also
and one blue                                    reinforced its commitment
electrically-powered                            to geographically developed
plastic hot water                               market sectors. Expansion of
pots                                            manufacturing capabilities in

PHOTO 13
Photo of red
electrically-powered
plastic hot water pot

Stylish European-designed                       PHOTO 14
clock is mounted in a case                      Photo of black European-designed
made of Schulman plastic.                       clock with two green apples
This radio controlled clock                     (photo covers top of pages 14
self-adjusts to the Greenwich                   and 15); photo of white electric
time signal.                                    space heater in foreground

Portable electric space heater
(below) is fabricated from
A. Schulman's Polyflam(R)
flame-retardant plastic.

Europe included a new 12 million pound capacity
production line in France and another new line of
similar capacity in the United Kingdom. North
American capabilities were expanded with a new               PHOTO 14
production line in Canada and the acquisition of             See description on
Texas Polymer Services Inc., a compounding                   page 14
and tolling production facility.

        The Company has established net income
records during twelve of the last thirteen years.
A. Schulman has a strong global presence and is ready to take advantage of reduced barriers to competition and new access to formerly closed countries. The
Company is well positioned to advance into the next century well ahead of its competition.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF INCOME


                                                                                Year Ended August 31,
                                                                    ==============      =================================
                                                                        1995                1994                1993
NET SALES                                                           $1,027,458,000      $748,778,000        $685,112,000

INTEREST AND OTHER INCOME                                                7,099,000         7,456,000           8,103,000
                                                                    --------------      ------------        ------------
    TOTAL                                                            1,034,557,000       756,234,000         693,215,000
                                                                    --------------      ------------        ------------

COSTS AND EXPENSES:
  Cost of sales                                                        863,409,000       617,855,000         565,284,000
  Selling, general and administrative expenses                          75,551,000        66,201,000          64,141,000
  Interest expense                                                       5,250,000         1,222,000           1,176,000
  Foreign currency transaction losses (gains)                               20,000            90,000             (97,000)
  Minority interest                                                        515,000           426,000             260,000
                                                                    --------------      ------------        ------------
                                                                       944,745,000       685,794,000         630,764,000
                                                                    --------------      ------------        ------------

INCOME BEFORE TAXES AND CUMULATIVE EFFECT
  OF ACCOUNTING CHANGES                                                 89,812,000        70,440,000          62,451,000

PROVISION FOR U.S. AND FOREIGN INCOME TAXES                             36,194,000        25,869,000          23,544,000
                                                                    --------------      ------------        ------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES                   53,618,000        44,571,000          38,907,000

CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

  Postretirement Benefits Other Than Pensions                                  --                 --          (4,841,000)
  Income Taxes                                                                 --                 --           2,672,000
                                                                    --------------      ------------        ------------
NET INCOME                                                          $   53,618,000      $ 44,571,000        $ 36,738,000
                                                                    ==============      =================================
EARNINGS PER SHARE OF COMMON STOCK:
  Before Cumulative Effect of Accounting Changes                    $       1.43        $       1.19        $       1.04
  Cumulative Effect of Accounting Changes:
    Postretirement Benefits Other Than Pensions                               --                  --                (.13)
    Income Taxes                                                              --                  --                 .07
                                                                    --------------      ------------        ------------
  Net Income                                                        $       1.43        $       1.19        $       0.98
                                                                    ==============      =================================

The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                        Cumulative
                                                                                         Foreign         Unearned
                                                                                         Currency          Stock
                                        Common             Other         Retained       Translation        Grant
                                        Stock             Capital        Earnings       Adjustment      Compensation
                                        =============================================================================
Balance at August 31, 1992              $30,116,000     $31,551,000     $203,111,000    $53,470,000     ($905,000)
Net income for 1993                                                       36,738,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share                                              (54,000)
  Common stock, $.248 per share                                           (9,266,000)
Foreign currency translation adjustment                                                 (43,223,000)
Stock options exercised                     238,000       2,018,000
Amortization of restricted stock                                                                          182,000
                                        -----------     -----------     ------------    -----------     ---------
Balance at August 31, 1993               30,354,000      33,569,000      230,529,000     10,247,000      (723,000)
Net income for 1994                                                       44,571,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share                                              (54,000)
  Common stock, $.286 per share                                          (10,730,000)
Foreign currency translation adjustment                                                  16,323,000
Stock options exercised                      58,000       1,351,000
Five-for-four stock split paid as a 25%
  stock dividend on April 15, 1994        7,490,000                       (7,490,000)
Grant of restricted stock                                   893,000                                      (893,000)
Amortization of restricted stock                                                                          191,000
                                        -----------     -----------     ------------    -----------     ---------
Balance at August 31, 1994               37,902,000      35,813,000      256,826,000     26,570,000    (1,425,000)
Net income for 1995                                                       53,618,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share                                              (54,000)
  Common stock, $.33 per share                                           (12,411,000)
Foreign currency translation adjustment                                                  15,409,000
Stock options exercised                     120,000       2,256,000
Amortization of restricted stock                                                                          361,000
                                        -----------     -----------     ------------    -----------     ---------
Balance at August 31, 1995              $38,022,000     $38,069,000     $297,979,000    $41,979,000   ($1,064,000)
                                        =========================================================================

A. Schulman, Inc.
CONSOLIDATED BALANCE SHEET

                                                                August 31,      August 31,
                                                                  1995             1994
                                                                ============    ============
ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                       $ 83,997,000    $ 60,062,000
Short-term investments, at cost                                   60,275,000      61,763,000
Accounts receivable, less allowance for doubtful
  accounts of $4,859,000 in 1995 and $4,111,000 in 1994          143,183,000     129,010,000
Inventories, average cost or market, whichever is lower          190,946,000     136,667,000
Prepaids, including tax effect of temporary differences           12,705,000      11,870,000
                                                                ------------    ------------
  TOTAL CURRENT ASSETS                                           491,106,000     399,372,000
                                                                ------------    ------------

OTHER ASSETS:
Cash surrender value of life insurance                               377,000         340,000
Deferred charges, etc., including tax effect
   of temporary differences                                       14,506,000      12,604,000
                                                                ------------    ------------
                                                                  14,883,000      12,944,000
                                                                ------------    ------------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land and improvements                                              8,909,000       5,813,000
Buildings and leasehold improvements                              62,362,000      54,124,000
Machinery and equipment                                          173,325,000     141,365,000
Furniture and fixtures                                            19,054,000      15,227,000
Construction in progress                                          19,471,000       5,380,000
                                                                ------------    ------------
                                                                 283,121,000     221,909,000
Accumulated depreciation
  and investment grants of $415,000 in 1995
  and $634,000 in 1994                                           141,944,000     123,806,000
                                                                ------------    ------------
                                                                 141,177,000      98,103,000
                                                                ------------    ------------
                                                                $647,166,000    $510,419,000
                                                                ============    ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                                August 31,      August 31,
                                                                  1995             1994
                                                                ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable                                                   $ 17,800,000    $ 12,300,000
Current portion of long-term debt                                     39,000          35,000
Accounts payable                                                  60,204,000      54,286,000
U.S. and foreign income taxes payable                             15,009,000       9,939,000
Accrued payrolls, taxes and related benefits                      16,820,000      16,901,000
Other accrued liabilities                                         18,194,000      14,903,000
                                                                ------------    ------------
    TOTAL CURRENT LIABILITIES                                    128,066,000     108,364,000
                                                                ------------    ------------

LONG-TERM DEBT                                                    75,096,000      23,126,000

OTHER LONG-TERM LIABILITIES                                       31,230,000      27,547,000

DEFERRED INCOME TAXES                                              5,973,000       3,794,000

MINORITY INTEREST                                                  1,583,000       1,669,000

STOCKHOLDERS' EQUITY:
Preferred stock, 5% cumulative, $100 par value, authorized,
  issued and outstanding - 10,705 shares in 1995                   1,071,000       1,071,000
Special stock, 1,000,000 shares authorized, none outstanding          --              --
Common stock, $1 par value
  Authorized - 75,000,000 shares
  Issued - 38,022,242 shares in 1995 and 37,902,043
    shares in 1994                                                38,022,000      37,902,000
Other capital                                                     38,069,000      35,813,000
Cumulative foreign currency translation adjustment                41,979,000      26,570,000
Retained earnings                                                297,979,000     256,826,000
Treasury stock, at cost, 442,674 shares in 1995 and 1994         (10,838,000)    (10,838,000)
Unearned stock grant compensation                                 (1,064,000)     (1,425,000)
                                                                ------------    ------------
    COMMON STOCKHOLDERS' EQUITY                                  404,147,000     344,848,000
                                                                ------------    ------------
    TOTAL STOCKHOLDERS' EQUITY                                   405,218,000     345,919,000
                                                                ------------    ------------
                                                                $647,166,000    $510,419,000
                                                                ============    ============

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                    Year Ended August 31,
                                                                        ============    ============================
                                                                            1995           1994            1993
Provided from (used in) operating activities:
  Net income                                                            $ 53,618,000    $ 44,571,000    $ 36,738,000
  Items not requiring the current use of cash:
     Cumulative effect of accounting changes:
       Postretirement benefits other than pensions                           ---             ---           4,841,000
       Income taxes                                                          ---             ---          (2,672,000)
     Depreciation                                                         16,834,000      14,728,000      14,717,000
     Non-current deferred taxes                                            1,870,000       1,196,000         (96,000)
     Foreign pension and other deferred compensation                       2,871,000       2,252,000       2,372,000
     Postretirement benefit obligation                                       713,000       1,088,000         920,000
  Changes in working capital:
     Accounts receivable                                                  (6,757,000)    (28,312,000)    (11,815,000)
     Inventories                                                         (49,110,000)    (37,437,000)     17,919,000
     Prepaids                                                               (775,000)       (919,000)         57,000
     Accounts payable                                                      1,867,000      14,104,000       8,433,000
     Income taxes                                                          4,657,000         908,000        (303,000)
     Accrued payrolls and other accrued liabilities                        1,610,000         664,000       4,637,000
  Changes in other assets and other long-term liabilities                 (2,265,000)     (3,582,000)     (1,728,000)
                                                                        ------------    ------------    ------------
            Net cash provided from operating activities                   25,133,000       9,261,000      74,020,000
                                                                        ------------    ------------    ------------
Provided from (used in) investing activities:
  Expenditures for property, plant and equipment                         (58,533,000)    (25,302,000)    (18,158,000)
  Disposals of property, plant and equipment                                 371,000         232,000         297,000
  Purchases of short-term investments                                   (112,044,000)    (67,729,000)    (64,663,000)
  Proceeds from sales of short-term investments                          117,776,000      53,546,000      26,656,000
                                                                        ------------    ------------    ------------
            Net cash used in investing activities                        (52,430,000)    (39,253,000)    (55,868,000)
                                                                        ------------    ------------    ------------
Provided from (used in) financing activities:
  Cash dividends paid                                                    (12,442,000)    (10,774,000)     (9,311,000)
  Increase (decrease) of notes payable                                     5,500,000      12,300,000      (4,800,000)
  Reduction of long-term debt                                                (37,000)        (32,000)        (27,000)
  Increase of long-term debt                                              52,000,000      13,000,000         110,000
  Exercise of stock options                                                2,376,000       1,409,000       2,256,000
  Investment grants from foreign countries                                    ---            241,000         ---
  Increase (decrease) in minority interest, net of distributions             (86,000)          6,000         260,000
                                                                        ------------    ------------    ------------
            Net cash provided (used in) financing activities              47,311,000      16,150,000     (11,512,000)
                                                                        ------------    ------------    ------------
Effect of exchange rate changes on cash                                    3,921,000       4,214,000     (10,902,000)
                                                                        ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents                      23,935,000      (9,628,000)     (4,262,000)
Cash and cash equivalents at beginning of year                            60,062,000      69,690,000      73,952,000
                                                                        ------------    ------------    ------------
Cash and cash equivalents at end of year                                $ 83,997,000    $ 60,062,000    $ 69,690,000
                                                                        ============    ============    ============
Cash paid during the year for:
  Interest                                                              $  3,846,000    $  1,006,000    $  1,042,000
  Income Taxes                                                          $ 31,093,000    $ 25,650,000    $ 21,723,000

The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTES 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of A. Schulman, Inc. and its domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated.

        Minority interest represents a 30% equity position of Mitsubishi Kasei Vinyl in a partnership with the Company.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $56,198,000 at August 31, 1995 and $50,942,000 at August 31, 1994. Investments with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings.

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

GOODWILL

Net goodwill of $7,156,000 is being amortized over 15 to 25 years using the straight-line method and is included in deferred charges.

RETIREMENT PLANS

        The Company has several pension plans covering hourly employees in the U.S. and certain employees in foreign countries. For certain plans in the U.S., pension funding is based on an amount paid to trust funds at an agreed rate for each hour for which employees are paid. For other U.S. plans, the policy is to fund amounts to cover current cost and amortize prior service costs over approximately 30 years.

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

NOTE 2 - INVESTMENT GRANTS

The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company's European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities are depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $254,000 in 1995, $187,000 in 1994, and $148,000 in 1993.

NOTE 3 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

                                                       August 31,
                                                ===========     ===========
                                                   1995           1994
A. Schulman, Inc.:
  Revolving credit loan, 6.5083% in 1995
    and 4.7554% in 1994                         $75,000,000     $23,000,000
Notes payable of foreign subsidiary:
  5% through September 1998                         135,000         161,000
                                                -----------     -----------
                                                 75,135,000      23,161,000
Less current portion                                 39,000          35,000
                                                -----------     -----------
                                                $75,096,000     $23,126,000
                                                ===========     ===========

In March 1995, the Company entered into a new $75,000,000 credit agreement with several banks which replaced an existing $40,000,000 agreement. The new agreement provides for borrowings of up to $75,000,000 on a revolving credit basis through February 28, 2000. Interest rates will be either the London Interbank Offered Rate (LIBOR) plus 1/4%, certificate of deposit rate plus 3/8%, or the prime rate. A facility fee of 1/8% must also be paid to the banks. Under the terms of this agreement, approximately $118,000,000 of retained earnings was available for the payment of cash dividends at August 31, 1995.

        The 5% note for $135,000 is a French Franc obligation which is repayable in quarterly installments.

        Annual maturities of long-term debt for the five years subsequent to August 31, 1995 are $39,000 in 1996, $41,000 in 1997, $44,000 in 1998, $11,000
in 1999 and $75,000,000 in 2000.

        The Company has $42,500,000 of unsecured short-term lines of credit from various domestic banks. Borrowings under these credit lines bear interest at the prime rate or at rates based on the bank's cost of funds. Short-term borrowings of $17,800,000 at August 31, 1995 and $12,300,000 at August 31, 1994
were outstanding under these domestic lines.

        The Company has $36,123,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 1995. No foreign short-term borrowings were outstanding at August 31, 1995 or 1994.

NOTE 4 - FOREIGN CURRENCY FORWARD CONTRACTS

        The Company enters into forward foreign exchange contracts as a hedge against substantially all amounts due or payable in foreign currencies. These contracts limit the Company's exposure to loss resulting from adverse fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company does not hold or issue foreign exchange contracts for trading purposes.

        The following table presents a summary of foreign exchange contracts outstanding as of August 31, 1995 and August 31, 1994:



                                  1995                            1994
                        ===========================     ===========================
                          Contract         Fair          Contract          Fair
                           Amount          Value          Amount           Value
                        -----------     -----------     -----------     -----------
Buy Currency            $ 4,002,000     $ 4,052,000     $ 8,947,000     $ 9,139,000
Sell Currency           $44,221,000     $44,678,000     $37,758,000     $37,863,000

The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. All of the foreign exchange contracts were in European or United States currencies and generally have maturities of less than nine months. Foreign exchange contracts are entered into with several financial institutions having good credit ratings.

NOTE 5 - INCOME TAXES

Income before taxes and cumulative effect of accounting changes is as follows:

                                  Year Ended August 31,

                           1995            1994           1993
                        ===========     ===========     ===========
Domestic                $17,231,000     $19,012,000     $14,513,000
Foreign                  72,581,000      51,428,000      47,938,000
                        -----------     -----------     -----------
                        $89,812,000     $70,440,000     $62,451,000
                        ===========     ===========     ===========

The provisions for U.S. and foreign income taxes consist of the following:

                               Year Ended August 31,

                           1995            1994            1993
                        ===========     ===========     ===========
Current taxes:
  U.S.                  $ 4,244,000     $ 6,700,000     $ 3,988,000
  Foreign                29,252,000      20,290,000      18,671,000
                        -----------     -----------     -----------
                         33,496,000      26,990,000      22,659,000
                        -----------     -----------     -----------
Deferred taxes:
  U.S.                    1,868,000        (715,000)         83,000
  Foreign                   830,000        (406,000)        802,000
                        -----------     -----------     -----------
                          2,698,000      (1,121,000)        885,000
                        -----------     -----------     -----------
                        $36,194,000     $25,869,000     $23,544,000
                        ===========     ===========     ===========

A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 40.3% in 1995, 36.7% in 1994 and 37.7% in 1993 is as follows:

                           1995             1994             1993
                               % of              % of            % of
                               Pretax          Pretax          Pretax
(in thousands)          Amount Income   Amount Income   Amount Income
                        =============   =============================
Statutory U.S.
  tax rate              $31,434 35.0%   $24,654 35.0%   $21,652 34.7%
Amount of
  foreign
  income taxes
  in excess of
  U.S. taxes at
  statutory
  rate                    4,326  4.8        700  1.0      1,730  2.7
Other, net                  434   .5        515   .7        162   .3
                        -------------   -----------------------------
                        $36,194 40.3    $25,869 36.7    $23,544 37.7
                        =============   =============================

Deferred tax assets and (liabilities) consist of the following at August 31, 1995 and August 31, 1994:

(in Thousands)                                           1995      1993
                                                        =======   =======
Pensions                                                $ 2,068   $ 1,969
Inventory reserves                                        1,274     1,871
Bad debt reserves                                           871       699
Accruals                                                  2,600     2,393
Dividend to be received                                     785     1,217
Postretirement benefits other than pensions               3,659     3,409
Foreign tax credit carryforwards                          4,820     4,197
Other                                                     1,878     1,747
                                                        -------   -------
Gross deferred tax assets                                17,955    17,502
Valuation allowance                                      (4,820)   (4,197)
                                                        -------   -------
Total deferred tax assets                                13,135    13,305
                                                        -------   -------
Depreciation                                            (10,839)   (8,300)
Other                                                        --       (24)
                                                        -------   -------
Gross deferred tax liabilities                          (10,839)   (8,324)
                                                        -------   -------
                                                        $ 2,296   $ 4,981
                                                        =======   =======

        The valuation allowance is for foreign tax credit carryforward benefits which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 1996 to 2000.

        The tax effect of temporary differences included in prepaids were $7,216,000 and $7,853,000 at August 31, 1995 and 1994 respectively. Deferred charges also included $1,052,000 and $922,000 from the tax effect of temporary differences at August 31, 1995 and 1994 respectively.

        At August 31, 1995, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $210,409,000 because the Company intends to reinvest these earnings.


NOTE 6 - RETIREMENT PLANS

The total expense for all retirement plans was $5,503,000 in 1995, $4,510,000 in 1994, and $4,306,000 in 1993.

        The components of pension expense are as follows:

                                                                        Year Ended August 31,
                                                                  1995           1994            1993
                                                                ==========      ==========      ==========
Defined Benefit Plans:
  Service cost-benefits earned during the period                $1,243,000      $1,060,000      $1,035,000
                                                                ----------      ----------      ----------
  Interest accrued on projected benefit obligation               1,520,000       1,319,000       1,336,000
  Actual return on assets                                         (184,000)       (325,000)       (689,000)
  Net amortization and deferral                                     67,000         254,000         506,000
                                                                ----------      ----------      ----------
                                                                 2,646,000       2,308,000       2,188,000
Defined contribution plans                                       2,857,000       2,202,000       2,118,000
                                                                ----------      ----------      ----------
Net Periodic pension cost                                       $5,503,000      $4,510,000      $4,306,000
                                                                ----------      ----------      ----------
                                                                ==========      ==========      ==========

The following table presents the funded status of the defined benefit plans as of August 31, 1995 and August 31, 1994:

                                                                          1995                           1994
                                                                ===========================  ===========================
                                                                Assets Exceed  Accumulated   Assets Exceed   Accumulated
                                                                 Accumulated    Benefits      Accumulated     Benefits
                                                                  Benefits     Exceed Assets   Benefits     Exceed Assets
                                                                ----------     ------------   ----------     ------------
Actuarial present value of benefit obligations:

  Vested benefit obligation                                     $2,150,000     $ 15,280,000   $1,724,000     $ 12,766,000
  Non-vested benefit obligation                                      3,000        2,349,000        2,000        2,059,000
                                                                ----------     ------------   ----------     ------------
  Accumulated benefit obligation                                $2,153,000     $ 17,629,000   $1,726,000     $ 14,825,000
                                                                ==========     ============   ==========     ============
Projected benefit obligation                                    $2,600,000     $ 21,049,000   $2,134,000     $ 17,643,000
Plan assets at fair value                                        2,605,000          886,000    2,233,000        1,046,000
                                                                ----------     ------------   ----------     ------------
Projected benefit
  obligation less than (in excess of) plan assets                    5,000      (20,163,000)      99,000      (16,597,000)
Unrecognized net liability (asset) at date of adoption of
  SFAS No. 87                                                      (33,000)       1,998,000      (36,000)       2,080,000
Unrecognized prior service cost                                     56,000          464,000       59,000          496,000
Unrecognized net loss (gain)                                        99,000           79,000      (40,000)        (600,000)
Adjustment required to recognize minimum liability                       -         (984,000)           -       (1,031,000)
                                                                ----------     ------------   ----------     ------------
Prepaid (accrued) pension cost                                  $  127,000     $(18,606,000)   $  82,000     $(15,652,000)
                                                                ==========     ============   ==========     ============
Significant Assumptions:                                         U.S.-1995     Foreign-1995    U.S.-1994     Foreign-1994
-----------------------                                         ----------     ------------   ----------     ------------
Discount rate                                                       7.25%       7.0%-09.0%        7.25%       7.0%-09.0%
Expected rate of return on assets                                   9.5%        0.0%-11.0%        9.5%        0.0%-11.0%
Rate of increase in compensation levels                                -        4.0%-07.0%           -        4.0%-07.0%


        In respect to multiemployer plans in the U.S., ERISA extends the Company's liability for benefit obligations in the event of termination or withdrawal. The extent of any potential unfunded liability is not determinable at this time.

        The Company has agreements with three current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to two employees or their beneficiaries for a ten year period and $75,000 to one employee or his beneficiary for a ten year period. Under these agreements, $1,000,000 is fully vested and $1,750,000 will vest over the next six to seven years. However, vesting and payments may be accelerated under certain conditions. The Company has provided $182,000 in 1995, $206,000 in 1994 and $270,000 in 1993 to cover the current cost for such agreements. In connection with such agreements, the Company owns and is the beneficiary of life insurance policies amounting to $3,500,000. The amounts provided are included in other long-term liabilities.

NOTE 7 - POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The Company provides postretirement health care and life insurance benefits to certain domestic employees. The postretirement benefit cost includes the following components:

                                                 Year Ended August 31,
                                        ==========================================
                                          1995             1994            1993
                                        --------        ----------      ----------
Service cost - benefits earned during
  the period                            $509,000        $  666,000      $  558,000
Interest cost on projected benefit
  obligation                             558,000           653,000         573,000
Net amortization                        (146,000)                -               -
                                        --------        ----------      ----------
                                        $921,000        $1,319,000      $1,131,000
                                        ========        ==========      ==========


        The Company's postretirement health care and life insurance plans are not funded. The status of the plans at August 31, 1995 and August 31, 1994 is as follows:

                                                           1995           1994
                                                       ===========      ==========
Actuarial present value of accumulated
  postretirement benefit obligation:
    Retirees                                            $2,258,000      $2,625,000
    Fully eligible active plan participants              1,483,000       1,376,000
    Other active plan participants                       4,258,000       3,640,000
                                                       -----------      ----------
                                                         7,999,000       7,641,000
  Unrecognized net gain (loss)                             411,000        (467,000)
  Unrecognized prior service cost                        2,043,000       2,566,000
                                                       -----------      ----------
  Net postretirement benefit liability                 $10,453,000      $9,740,000
                                                       ===========      ==========

        The net postretirement benefit liability is included in other long-term liabilities.

        In 1994, the Company amended its postretirement benefit program which reduced the accumulated benefit obligation at August 31, 1994 by $2.6 million. This reduction is amortized over the average future service period of active employees starting in 1995.

        The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 11% in 1995, 12.5% in 1994 and 13% in 1993, gradually declining to 6% in 2007 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $1,040,000 at August 31, 1995 and the postretirement benefit cost by $218,000 for the year then ended.

        A discount rate of 7.25% was used in determining the accumulated postretirement benefit obligation at August 31, 1995 and 1994.

NOTE 8 - INCENTIVE STOCK PLANS

In 1981, the Company adopted an Incentive Stock Option Plan. One year from the date of grant, 25% of the options are exercisable and an additional 25% become exercisable in each of the next three years. Options must be exercised within five years from the date of grant. Options may no longer be granted under this Plan.

        Effective in December 1991, the Company adopted the 1991 Stock Incentive Plan and authorized 1,875,000 shares for future grants. The 1991 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. The option price of incentive stock options is the fair market value of the common shares on the date of grant. In the case of nonqualified stock options, the Company intends to grant options at fair market value on the date of grant, however, the Plan does provide that the option price may not be less than 50% of the fair market value of the common shares on the date of grant. Stock options may be exercised as determined by the Company, but in no event prior to six months following the date of grant or after the tenth anniversary date of grant. At August 31, 1995, there were 1,258,068 shares available for issuance under the 1991 Plan.

        Effective in October 1992, the Company adopted the 1992 Non-Employee Directors' Stock Option Plan and authorized 125,000 shares for future grants. The 1992 Plan provides for the grant of 875 nonqualified stock options to each non-employee director on the first business day of February of each year. The option price is the fair market value of the common shares on the first business day immediately preceding the date of grant. All options become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant of the option. Each option expires five years from the date of grant. At August 31, 1995, there were 107,500 shares available for issuance under the 1992 Plan.


        The following is a summary with respect to options for all three plans:

                                                                Year Ended August 31,
                                                =========================================================
                                                         1995                           1994
                                                -------------------------       -------------------------
                                                Shares          Option          Shares          Option
                                                 Under           Price           Under           Price
                                                Option          Per Share       Option          Per Share
                                                -------         ---------       -------         ---------
Outstanding at beginning
  of year                                       907,876         $20-27          694,595         $20-26
Granted during the year                         169,900          26-28          138,175          26-27
Exercised during the year                      (120,199)         20-26          (57,450)         20-26
Cancelled during the year                       (38,018)         20-26          (23,675)         20-26
Five-for-four stock split paid
  as a 25% stock dividend on
  April 15, 1994                                    ---                         156,231
                                                -------                         -------
Outstanding at end of year                      919,559         $20-28          907,876         $20-27
                                                =======                         =======

        At August 31, 1995, options for 314,310 shares were exercisable at $19.74 per share under the 1981 Plan. Under the 1991 Plan, options for 91,184 shares were exercisable at $26, 84,735 shares at $24.60, and 33,012 shares at $26.25. Under the 1991 Plan, 35,125 shares of restricted stock were granted on August 18, 1992 and 34,000 shares were granted on August 19, 1994. The fair market value on the date of grant in 1992 was $26 per share and in 1994 was $26.25 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Unearned compensation representing the fair market value of the shares at the date of grant is charged to income over the five year vesting period.

NOTE 9 - CAPITAL STOCK

The Special Stock of 1,000,000 shares was authorized with such preferences or special terms and for such consideration as may be determined at the discretion of the Board of Directors.

NOTE 10 - BUSINESS SEGMENT INFORMATION

The Company is engaged in the sale of plastic resins in various forms which are used as raw materials by its customers. The Company considers its business to be a single industry segment.

A summary of operating information by geographic area for the three years ended August 31, 1995 is as follows:

                                                                Adjustments
                                  North                            and
(In thousands)                   America        Europe          Eliminations          Consolidated
                                 -------        ------          ------------          ------------
AUGUST 31, 1995
Sales to unaffiliated
  customers                     $417,893        $609,565                -               $1,027,458
Inter-geographic
  sales                            2,748             658          $(3,406)                       -
                                --------        --------          -------                ---------
    Total sales                 $420,641        $610,223          $(3,406)              $1,027,458
                                ========        ========          =======                =========
Operating income                $ 35,945        $ 63,615          $     -               $   99,560
                                ========        ========          =======
Interest expense                                                                            (5,250)
Corporate expense less revenues                                                             (4,478)
Foreign currency transaction losses                                                            (20)
                                                                                         ---------
Income before taxes                                                                     $   89,812
                                                                                         =========
Identifiable assets             $284,806        $361,917          $  (600)              $  646,123
Corporate assets                ========        ========          =======                    1,043
                                                                                         ---------
Total assets                                                                              $647,166
AUGUST 31, 1994
Sales to unaffiliated
  customers                     $319,192        $429,586                -               $  748,778
Inter-geographic
  sales                              187             332          $  (519)                       -
                                --------        --------          -------                ---------
    Total sales                 $319,379        $429,918          $  (519)              $  748,778
                                ========        ========          =======                =========
Operating income                $ 33,325        $ 41,880          $     -               $   75,205
                                ========        ========          =======
Interest expense                                                                            (1,222)
Corporate expense less revenues                                                             (3,453)
Foreign currency transaction losses                                                            (90)
                                                                                         ---------
Income before taxes                                                                      $  70,440
                                                                                         =========
Identifiable assets             $202,006        $307,397          $  (322)              $  509,081
                                ========        ========          =======
Corporate assets                                                                             1,338
                                                                                           -------
Total assets                                                                            $  510,419
                                                                                         =========
AUGUST 31, 1993
Sales to unaffiliated
  customers                     $259,136        $425,976                -               $  685,112
Inter-geographic
  sales                              670             253          $  (923)                       -
                                --------        --------          -------                ---------
    Total sales                 $259,806        $426,229          $  (923)              $  685,112
                                ========        ========          =======                =========
Operating income                $ 25,056        $ 39,392          $    36               $   64,484
                                ========        ========          =======
Interest expense                                                                            (1,176)
Corporate expense less revenues                                                               (954)
Foreign currency transaction gains                                                              97
                                                                                         ---------
Income before taxes and
  cumulative effect of
  accounting changes                                                                    $   62,451
                                                                                         =========
Identifiable assets             $150,249        $255,918          $  (230)              $  405,937
                                ========        ========          =======
Corporate assets                                                                             1,928
                                                                                         ---------
Total assets                                                                            $  407,865
                                                                                         =========




        The North American geographic area includes operations in the United States, Canada and Mexico. The Company's European operations are conducted in Belgium, France, Germany, Switzerland and the United Kingdom.

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


NOTE 11 - LEASES

Total rental expense was $2,760,000 in 1995, $2,606,000 in 1994, and $2,391,000
in 1993. The future minimum rental commitments for non-cancellable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,                       Minimum rental
==========================================================
1996                                            $1,840,000
1997                                             1,380,000
1998                                             1,160,000
1999                                             1,107,000
2000                                               677,000
Later years                                        210,000
                                                ----------
                                                $6,374,000
                                                ==========
NOTE 12 - CONTINGENCIES

The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company's financial condition.

NOTE 13 - QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)
(In thousands, except per share data)

                                                     Quarter ended                              Year ended
                                ----------------------------------------------------------      ----------
                                Nov. 30,        Feb. 28,        May 31,         Aug. 31,          Aug. 31,
                                  1994            1995           1995            1995              1995
                                ==========================================================      ==========
Net sales                       $251,241        $249,637        $284,535        $242,045        $1,027,458
Gross profit                      41,664          41,298          45,665          35,422           164,049
Net income                        13,235          13,097          15,239          12,047            53,618
Net income per
  share of
  common stock                      $.35            $.35            $.41            $.32             $1.43


                                                     Quarter ended                              Year ended
                                ----------------------------------------------------------      ----------
                                Nov. 30,        Feb. 28,        May 31,         Aug. 31,          Aug. 31,
                                  1993            1994           1994            1994              1994
                                ==========================================================      ==========
Net sales                       $167,960        $168,055        $203,766        $208,997        $ 748,778
Gross profit                      30,468          29,188          35,761          35,506          130,923
Net income                         9,787           8,956          12,067          13,761           44,571
Net income per
  share of
  common stock                      $.26            $.24            $.32            $.37            $1.19


A. Schulman, Inc.
REPORT OF INDEPENDENT ACCOUNTANTS


               [logo]

        Price Waterhouse LLP


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF A. SCHULMAN, INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.
  As discussed in Notes 4 and 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109, "Account-ing for Income Taxes," and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," both effective as of September 1, 1992.


/s/ Price Waterhouse LLP

Cleveland, Ohio
October 16, 1995

A. Schulman, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS


RESULTS OF OPERATIONS
1995

Net sales for 1995 were $1,027.5 million or 37.2% higher than 1994 sales of $748.8 million. A comparison of net sales is as follows:

                                            (In Thousands)
                                ==========      ========================
                                    1995          1994          Increase
Manufacturing                   $  593,478      $449,085        $144,393
Merchant                           230,330       149,798          80,532
Distribution                       203,650       149,895          53,755
                                ----------      --------        --------
                                $1,027,458      $748,778        $278,680
                                ==========      ========        ========

        The translation effects from the weaker U.S. dollar increased 1995 sales by $68.9 million.

        Worldwide tonnage increased 10.5% in 1995 over 1994. The largest increase occurred in manufacturing where tonnage was up 21.5%. The inclusion of Texas Polymer Services since its acquisition on February 28, 1995, increased manufacturing tonnage from 13.6% to 21.5%. In addition, higher selling prices during the first nine months of 1995 contributed to greater net sales.

        Gross margins on sales were 16% in 1995 compared to 17.5% in 1994. The decline in gross margins was primarily due to competitive price pressures and additional period costs resulting from increases in capacities. A comparison of gross profit is as follows:

                                             (In Thousands)
                                ==========      ========================
                                    1995          1994          Increase
Manufacturing                   $106,690        $ 88,609         $18,081
Merchant                          31,929          22,582           9,347
Distribution                      25,430          19,732           5,698
                                ----------      --------        --------
                                $164,049        $130,923        $ 33,126
                                ==========      ========        ========

        Selling, general and administrative expenses increased $9.4 million in 1995. The weakening of the U.S. dollar increased these expenses by $5.1 million in 1995. In addition, expenses were higher due to the acquisition of ComAlloy International Company on March 31, 1994, the acquisition of Texas Polymer Services, Inc. on February 28, 1995, higher compensation levels and additional costs to support the increase in sales volume.

        Interest expense increased in 1995 mainly in the United States due to greater levels of borrowing and higher rates.

        Foreign currency transaction losses were primarily due to changes in the value of currencies within the European Monetary System.

        Other income was down because of lower interest income resulting from a decline in European interest rates on temporary investments.

        The effective tax rate was 40.3% in 1995 and 36.7% in 1994. The 1995 tax rate was higher primarily because of greater earnings in Europe which has a higher tax rate than the United States. Also, a retroactive 10% surtax was enacted in France during the Company's fourth quarter and a reduction in utilization of foreign tax credits.

        The weakening in the value of the U.S. dollar increased net income by approximately $4.6 million or $.12 per share in 1995. The translation effects from currency fluctuations are not covered with contracts, options or other devices. Generally, forward contracts are used to mitigate exposure to currency transactions. The Company does not utilize any other types of derivative instruments.

        Earnings in Europe increased approximately 39% in 1995. Although tonnage was up only 2.9%, sales increased 42% due to higher selling prices and the weaker U.S. dollar.

        North American earnings decreased approximately 14% in 1995. Lower margins and higher interest expense were the primary reasons for the decline in profits. In addition, start-up costs of the Company's new Mexican facility also adversely affected income.

        During the latter part of 1995, prices of many plastic resins declined sharply. Customers reduced inventory levels in anticipation of improving supplies of plastic resins and lower resin pricing. In addition, worldwide competitive pressures made it difficult to obtain traditional levels of profit margins.

        Results in the first half of fiscal 1995 were extremely good. In 1996, continuing pressure on margins and slower growth in the worldwide economies will make it difficult to achieve the same level of earnings attained in the first half of 1995. It is also expected that general economic weakness and additional start-up costs will slow growth at the new Mexican facility.

1994

Net sales were $748.8 in 1994, an increase of 9.3% over 1993 sales of $685.1 million. A comparison of net sales is as follows:

                                             (In Thousands)
                                ==========      ========================
                                    1994          1993          Increase
Manufacturing                   $449,085        $408,763        $ 40,322
Merchant                         149,798         136,116          13,682
Distribution                     149,895         140,233           9,662
                                ----------      --------        --------
                                $748,778        $685,112        $ 63,666
                                ==========      ========        ========

        The translation effects from the stronger U.S. dollar, primarily during the first six months of the fiscal year, decreased 1994 sales by $16.3 million.

        Tonnage increased in all classifications and was up 11% for 1994. European tonnage increased approximately 5% and North American tonnage grew approximately 21%.

        Gross margins on sales were 17.5% in both 1994 and 1993. A comparison of gross profit is as follows:

                                            (In Thousands)
                                ========        ========================
                                  1994            1993          Increase
                                                               (Decrease)
Manufacturing                   $ 88,609        $ 78,548        $ 10,061
Merchant                          22,582          21,495           1,087
Distribution                      19,732          19,784             (52)
                                --------        --------        --------
                                $130,923        $119,827        $ 11,096
                                --------        --------        --------

        Prices of most plastic resins advanced sharply during the last quarter of 1994, mainly because of strong demand and lack of new supplies. These increases resulted in some erosion in margins during the fourth quarter, primarily in Europe, due to competitive pricing pressures.

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

FINANCIAL CONDITION

        Historically, the Company's primary source of funds has been from operations. It is expected that this source of cash flow will continue to provide a substantial portion of the Company's future needs.

        The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the "cumulative foreign currency translation adjustment" account in stockholders' equity. The weakening of the U.S. dollar during the latter part of the fiscal year increased this account by approximately $15.4 million during 1995. If the U.S. dollar continues to weaken, this trend will continue in 1996.

        Working capital and the current ratio are as follows:

                              (Dollars in Thousands)
                        ========        ========================
                          1995            1994           1993
Working capital         $363,040        $291,008        $237,930
Current ratio              3.8:1           3.7:1           4.2:1



        The following represent key measurements of the capital structure and profitability of the Company:

                                                        (Dollars in Thousands
                                                        except per share data)
                                                ========        ========================
                                                  1995            1994            1993
Net worth                                       $405,218        $345,919        $294,209
Book value per share                              $10.75           $9.21           $7.84
Ratio of long-term liabilities to capital           20.8%           12.8%           10.4%
Return on average net worth                         14.3%           13.9%           12.9%
Net income as a percent of sales                     5.2%            6.0%            5.4%

        The ratio of long-term liabilities to capital is computed by dividing long-term debt and other long-term liabilities by the sum of total stockholders' equity plus long-term debt and other long-term liabilities. This ratio increased in 1995 primarily due to greater borrowings to finance the acquisition of assets of Texas Polymer Services, Inc. and greater working capital requirements.

        The return on average net worth is computed by dividing income before cumulative effect of accounting changes by the average of the total stockholders' equity during the year. This ratio increased in 1995 due to a higher level of earnings.

        In March 1995, the Company entered into a new $75 million credit agreement with several banks which replaced an existing $40 million agreement. The new agreement provides for borrowings on a revolving credit basis through February 28, 2000.

        Short-term lines of credit are maintained with various domestic and foreign banks. The unused commitment under these lines was $60.8 million at August 31, 1995.

        Capital expenditures were $58.5 million in 1995. New manufacturing lines will go into operation during the first quarter of 1996 in the United Kingdom and France. In addition, a new manufacturing facility in Mexico commenced operation in September 1995. Also, the construction of a new $6 million manufacturing facility in Indonesia is scheduled for completion at the end of 1996.

        On June 30, 1995, the Company sold the assets of its East St. Louis, Illinois plant. This facility produced rubber shims and tie pads. Strategically, this business did not fit the Company's future growth plans. The financial impact of this transaction was not significant.

        The Company's unfunded pension liability is $20.2 million at August 31, 1995. This amount is primarily due to a book reserve plan maintained by the Company's German subsidiary. Under such plans, there is no separate vehicle to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

        Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires the recognition by employers of benefits provided to former or inactive employees after employment but before retirement was adopted by the Company in 1995. The impact of this Statement was immaterial.

A. Schulman, Inc.
TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA
(In thousands, except per share data)

                                                                                                  Year Ended August 31,
                                                                        ==========    ==========================================
                                                                           1995           1994           1993            1992
Net sales                                                               $1,027,458      $748,778        $685,112        $732,170
Interest and other income                                                    7,099         7,456           8,103           6,778
                                                                        ----------    ----------      ----------      ----------
                                                                         1,034,557       756,234         693,215         738,948
                                                                        ----------    ----------      ----------      ----------
Cost of sales                                                              863,409       617,855         565,284         599,009
Other costs, expenses, etc.                                                 81,336        67,939          65,480          66,838
                                                                        ----------    ----------      ----------      ----------
                                                                           944,745       685,794         630,764         665,847
                                                                        ----------    ----------      ----------      ----------
Income before taxes and cumulative effect of accounting changes             89,812        70,440          62,451          73,101
Provision for U.S. and foreign income taxes                                 36,194        25,869          23,544          29,341
                                                                        ----------    ----------      ----------      ----------
Income before cumulative effect of accounting changes                       53,618        44,571          38,907          43,760
Cumulative effect of accounting changes (1)                                      -             -          (2,169)              -
                                                                        ----------    ----------      ----------      ----------
Net income                                                              $   53,618      $ 44,571        $ 36,738        $ 43,760
                                                                        ==========    ==========================================
Total assets                                                            $  647,166      $510,419        $407,865        $427,966
Long-term debt                                                          $   75,096      $ 23,126        $ 10,149        $ 10,108
Total stockholders' equity                                              $  405,218      $345,919        $294,209        $307,576
Average number of common shares outstanding,
  net of treasury shares                                                37,544,408    37,438,118      37,325,547      37,024,548
Per share of common stock:
  Net income:
    Before cumulative effect of accounting changes                          $ 1.43         $1.19           $1.04           $1.18
    Cumulative effect of accounting changes (1)                                  -             -          ($ .06)              -
    Net income                                                              $ 1.43         $1.19           $ .98           $1.18
  Cash dividends                                                            $  .33         $ .286          $ .248          $ .216
  Stockholders' equity                                                      $10.75         $9.21           $7.84           $8.26

(1)Effective September 1, 1992, the Company adopted SFAS 106,  "Employers' Accounting for Postretirement Benefits Other Than
Pensions,"  and SFAS 109, "Accounting for Income Taxes."

(2)Includes a gain of $887,000 or $.02 per share from life insurance proceeds and a tax benefit of $945,000 or $.03 per share from a new U.S./German tax treaty. This tax benefit included $466,000 or $.01 per share applicable to 1990 and $479,000 or $.01 per share applicable to prior years.

(3)Includes special cash dividend of $.02 per share paid on November 23, 1987.



SUPPLEMENTAL INFORMATION
(In thousands of dollars)

                                                                          Year Ended August 31,
                   ===================    ==========================================================================================
                             1995                   1994                    1993                   1992                   1991
NET SALES
Manufacturing        $593,478      58%    $449,085        60%     $408,763        60%     $426,846        58%     $410,987      56%
Merchant Activities   230,330      22%     149,798        20%      136,116        20%      147,587        20%      178,268      24%
Distribution          203,650      20%     149,895        20%      140,233        20%      157,737        22%      146,752      20%
                   -------------------    ------------------------------------------------------------------------------------------
Total              $1,027,458     100%    $748,778       100%     $685,112       100%     $732,170       100%     $736,007     100%
                   ===================    ==========================================================================================

GROSS PROFIT
Manufacturing      $  106,690      65%    $ 88,609        68%     $ 78,548        66%     $ 87,476        66%     $ 74,547      61%
Merchant Activities    31,929      19%      22,582        17%       21,495        18%       23,399        18%       27,747      23%
Distribution           25,430      16%      19,732        15%       19,784        16%       22,286        16%       19,712      16%
                   -------------------    ------------------------------------------------------------------------------------------
Total              $  164,049     100%    $130,923       100%     $119,827       100%     $133,161       100%     $122,006     100%
                   ===================    ==========================================================================================




===========================================================================================
   1991             1990            1989            1988            1987            1986
  $736,007        $678,644        $624,410        $597,696        $463,824        $387,833
     4,083           2,409           1,675           1,211           1,245             680
----------      ----------      ----------      ----------      ----------      ----------
   740,090         681,053         626,085         598,907         465,069         388,513
----------      ----------      ----------      ----------      ----------      ----------
   614,001         566,872         528,296         505,907         390,247         330,426
    55,876          50,644          43,000          42,567          37,063          29,368
----------      ----------      ----------      ----------      ----------      ----------
   669,877         617,516         571,296         548,474         427,310         359,794
----------      ----------      ----------      ----------      ----------      ----------
    70,213          63,537          54,789          50,433          37,759          28,719
    27,864          27,441          23,977          22,787          17,946          13,533
----------      ----------      ----------      ----------      ----------      ----------
    42,349          36,096          30,812          27,646          19,813          15,186
         -               -               -               -               -               -
----------      ----------      ----------      ----------      ----------      ----------
  $ 42,349 (2)    $ 36,096        $ 30,812        $ 27,646        $ 19,813        $ 15,186
===========================================================================================
  $344,273        $328,210        $257,687        $240,475        $214,698        $174,467
  $  9,000        $  7,000        $ 10,000        $  9,570        $ 11,230        $ 10,137
  $232,567        $223,973        $166,640        $145,183        $125,803        $101,620

36,963,010      37,699,043      37,674,290      37,665,819      37,665,819      37,290,224


     $1.14           $ .96           $ .82           $ .73           $ .52           $ .41
         -               -               -               -               -               -
     $1.14 (2)       $ .96           $ .82           $ .73           $ .52           $ .41
     $ .186          $ .153          $ .135          $ .132 (3)      $ .086          $ .068
     $6.26           $5.91           $4.39           $3.82            $3.31          $2.68




CORPORATE HEADQUARTERS
3550 West Market Street
Akron, Ohio 44333
(216) 666-3751

ANNUAL MEETING
of Stockholders will be held on
Thursday, December 7, 1995,
at 10 AM E.S.T., at the Fairlawn Country Club,
200 North Wheaton Road
Akron, Ohio 44313

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
BP America Building
27th Floor
200 Public Square
Cleveland, Ohio 44114-2301

STOCK LISTING
The common stock of
A. Schulman, Inc. is traded
and quoted through the
NASDAQ National Market
System. Symbol: SHLM

TRANSFER AGENT
Society National Bank
Corporate Trust Division
P.O. Box 6477
Cleveland, Ohio 44101

Any questions regarding shareholder
records should be directed to
Society National Bank.
800-542-7792
216-813-5745

The annual report to the Securities
and Exchange Commission,
Form 10-K, will be made available
upon request without charge.
Write:

Robert A. Stefanko,
Chairman and
Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

A. SCHULMAN, INC.


THE BOARD OF DIRECTORS                          EXECUTIVE OFFICERS                              DOMESTIC OFFICES

ROBERT A. STEFANKO                              TERRY L. HAINES                                 AKRON, OHIO 44333
Chairman                                        President and Chief Executive Officer           Corporate Headquarters
                                                                                                3550 West Market Street
TERRY L. HAINES                                 ROBERT A. STEFANKO                              (216) 666-3751
President and Chief Executive Officer           Chairman and
                                                Chief Financial Officer                         BIRMINGHAM, MICHIGAN 48009-6524
JAMES H. BERICK                                                                                 2100 East Maple Road
Managing Partner,                               LARRY A. KUSHKIN                                (810) 643-6100
Berick, Pearlman & Mills                        Executive Vice President -
                                                International Automotive Operations             EAGAN, MINNESOTA 55121
DR. PEGGY GORDON ELLIOTT                                                                        1380 Corporate Center Curve
President, The University of Akron              ALAIN C. ADAM                                   Suite 316
                                                Vice President - Automotive Marketing           (612) 681-8020
GORDON E. HEFFERN
Former Chairman and Director,                   LEONARD E. EMGE                                 EVANSVILLE, INDIANA 47712
Society Corporation and                         Vice President - Manufacturing                  122 N. St. Joseph Avenue
Society National Bank                                                                           (812) 423-5836
                                                BRIAN R. COLBOW
WILLARD R. HOLLAND                              Treasurer                                       FORT WAYNE, INDIANA 46825
President and Chief Executive Officer,                                                          9017 Coldwater
Ohio Edison Company                             JAMES H. BERICK                                 Suite 300A
                                                Secretary                                       (219) 497-0371
JAMES A. KARMAN
President,                                                                                      GRAND RAPIDS, MICHIGAN 49546
RPM, Inc.                                       European Operations                             500 Cascade West Parkway, SE
                                                                                                (616) 285-2800
LARRY A. KUSHKIN                                RENE' C. ROMBOUTS
Executive Vice President -                      General Manager - Europe                        HOCKESSIN, DELAWARE 19707
International Automotive Operations                                                             724 Yorklyn Road, Suite 260
                                                GERALD M. WEINBERGER                            (302) 234-4870
FRANZ A. LOEHR                                  Managing Director - Germany
Former Managing Director - Germany and                                                          HOUSTON, TEXAS 77060
Associate General Manager - Europe              OTTO H. BRUDER                                  363 N. Sam Houston Parkway E.
                                                Managing Director - France                      Suite 480
JAMES S. MARLEN                                                                                 (713) 820-8093
Chairman, President and                         RITSON D. GILLINGS
Chief Executive Officer,                        Managing Director - United Kingdom              PASADENA, CALIFORNIA 91106
Ameron, Inc.                                                                                    600 South Lake Avenue
                                                                                                Suite 506
ALAN L. OCKENE                                                                                  (818) 792-0053
Former President and Chief Executive Officer,
General Tire, Inc.                              CANADIAN OPERATIONS                             PISCATAWAY, NEW JERSEY 08854
                                                                                                144B Carlton Avenue
DR. PAUL C. ROBERTS                             GORDON L. TRIMMER                               (908) 424-9130
Chairman, The Institute for                     Managing Director - Canada
Political Economy                                                                               SCHAUMBURG, ILLINOIS 60173
Distinguished Fellow, Cato Institute                                                            Embassy Plaza
                                                                                                1933 N. Meacham Road
RENE' C. ROMBOUTS                                                                               Suite 500
General Manager-Europe                                                                          (708) 397-3973

ROBERT G. WALLACE                                                                               ST. LOUIS, MISSOURI 63045-1303
Former Executive                                                                                514 Earth City Expressway
Vice President and Director,                                                                    Suite 351
Phillips Petroleum Company                                                                      (314) 291-8626
* * *
MELVIN D. SACKS                                                                                 NASHVILLE, TENNESSEE 37211-3333
Director Emeritus                                                                               ComAlloy International Company
                                                                                                481 Allied Drive
                                                                                                (615) 333-3453

                                                                                                ORANGE, TEXAS 77632
                                                                                                Texas Polymer Services, Inc.
                                                                                                6522 Interstate Highway 10 West
                                                                                                (409) 882-5890

32

A. SCHULMAN, INC.




OTHER SALES LOCATIONS                  FOREIGN OFFICES                          PLANTS

ARLINGTON, MASSACHUSETTS 02174         BORNEM, BELGIUM                          AKRON, OHIO 44310
20 Pierce Street #1                    N.V.A. Schulman Plastics, S.A.           790 E. Tallmadge Ave.
(617) 684-6949                         Pedro Colomalaan 25                      (216) 633-8164
                                       Industriepark
ARLINGTON, TEXAS 76006                 2880 Bornem, Belgium                     BELLEVUE, OHIO 44811
1907 Mill Run Dr.                      3-8904211                                350 North Buckeye Street
(817) 265-8000                                                                  (419) 483-2931
                                       SINDORF, GERMANY
ATLANTA, GEORGIA 30350                 A. Schulman GmbH                         ORANGE, TEXAS 77630
1302 Harbor Pointe Parkway             Huttenstrabe 211                         (Dispersion Plant)
(770) 395-7305                         D-50170 Kerpen                           3007 Burnett
                                       (2273) 5610                              (409) 883-9371
CAMBRIDGE, MASSACHUSETTS 02139
129 Franklin St.                       PARIS, FRANCE                            NASHVILLE, TENNESSEE 37211-3333
Suite 102                              A. Schulman, S.A./                       ComAlloy International Company
(617) 577-1123                         Diffusion Plastique                      481 Allied Drive
                                       Immeuble Dynasteur                       (615) 333-3453
WESTON, MASSACHUSETTS 02193            10/12 rue Andras Beck
130 Concord Rd.                        92360 Meudon-la-Foret                    ORANGE, TEXAS 77632
P.O. Box 355                           (1) 41 07 75 00                          Texas Polymer Services, Inc.
(617) 891-5485                                                                  6522 Interstate Highway 10 West
                                       CRUMLIN, SOUTH WALES (U.K.)              (409) 882-5890
                                       A. Schulman Inc. Limited
                                       Croespenmaen Industrial Estate           BORNEM, BELGIUM
                                       Crumlin, Newport                         N.V.A. Schulman Plastics, S.A.
REPRESENTATIVE OFFICES                 Gwent NP1 4AG                            Pedro Colomalaan 25
BARCELONA, SPAIN                       Newbridge 1495-244090                    Industriepark
A. Schulman                                                                     2880 Bornem, Belgium
Oficina de Representation en Espana    ZURICH, SWITZERLAND                      3-8904211
Paseje Francesc Ferrer n(degree)3      A. Schulman AG
08348 Cabrils (Barcelona), Spain       Kernstrabe 10                            SINDORF, GERMANY
(34) (3) 750 76 63                     CH 8004 Zurich,                          A. Schulman GmbH
                                       Switzerland                              Huttenstrabe 211
SINGAPORE                              (1) 241 60 30                            D-50170 Kerpen
A. Schulman, Inc.                                                               (2273) 5610
Singapore Representative Office        MISSISSAUGA, ONTARIO, CANADA
Contact Address:                       L5R 3G5                                  CRUMLIN, SOUTH WALES (U.K.)
05-05, Balmoral Condominium            A. Schulman Canada Ltd.                  A. Schulman Inc. Limited
Singapore - 259802                     5770 Hurontario Street                   Croespenmaen Industrial Estate
65-235-7675                            Suite 602                                Crumlin, Newport
                                       (905) 568-8470                           Gwent NP1 4AG
                                                                                Newbridge 1495-244090
                                       MEXICO CITY, MEXICO
                                       A. Schulman de Mexico, S.A. de C.V.      GIVET, FRANCE
                                       Manuel E. Izaguirre #13                  A. Schulman Plastics S.A.
                                       Despacho 304 - Ciudad Satelite           Rue Alex Schulman
                                       Naucalpan, Edo. de Mexico 5310           F-08600 Givet, France
                                       (525) 393-1216                           (24) 42 71 61

                                       MONTERREY, MEXICO                        ST. THOMAS, ONTARIO, CANADA
                                       A. Schulman de Mexico, S.A. de C.V.      N5P 3Z5
                                       Camino del Lago #4517                    A. Schulman Canada Ltd.
                                       Sector 4                                 400 S. Edgeware Road
                                       Colonia Cortijo del Rio                  (519) 633-3451
                                       Monterrey, N.L. 64890
                                       (5283) 655-505                           SAN LUIS POTOSI, MEXICO
                                                                                A. Schulman de Mexico, S.A. de C.V.
                                        SAN LUIS POTOSI, MEXICO                 Avenida CFE, 730
                                        A. Schulman de Mexico, S.A. de C.V.     Entre Eje 134 y Eje 136
                                        Avenida CFE, 730                        Zona Industrial del Potosi
                                        Entre Eje 134 y Eje 136                 San Luis Potosi, S.L.P. 78090
                                        Zona Industrial del Potosi              (5248) 240-708
                                        San Luis Potosi, S.L.P. 78090
                                        (5248) 240-708






                                PHOTO 15
                                Photo of swimming pool with red, white and blue lane markers.

                            [LOGO], A. Schulman Inc.
           3550 West Market Street, Akron, Ohio 44333 - 216/666-3751