Form 10-K, Exhibit 13
period 1996-08-31
SCHULMAN A INC
filed 1996-11-27
CIK 87565

                                                                Exhibit 13







                                                            A. SCHULMAN INC.
                                                            1996 ANNUAL REPORT


[PHOTO OF MISCELLANEOUS ITEMS CONSTRUCTED OF THE COMPANY'S PLASTIC PAPERMATCH
(R) MATERIAL, INCLUDING GIFT BAGS, A MAP, WALLPAPER BORDER AND A MENU.]



                            [OUTSIDE FRONT COVER]

                                                  ON OUR COVER:

[PHOTO OF MISCELLANEOUS ITEMS                     PAPERMATCH(R) IS A PLASTIC
 INCLUDING THE COVER OF THE                       MATERIAL THAT COMBINES THE
 COMPANY'S 1996 ANNUAL REPORT                     UNIQUE PROPERTIES OF PLASTIC
 TO SHAREHOLDERS, A CAN OF                        AND PAPER. AVAILABLE IN
 PAINT, PAINT SWATCHES,                           VARIOUS TEXTURES AND
 A PUTTY KNIFE, WALLPAPER                         THICKNESSES, PAPERMATCH(R) IS
 BORDER AND A MENU.]                              NOTED FOR ITS DURABILITY AND
                                                  RESISTANCE TO MOISTURE AND
                                                  CHEMICALS. THE COVER OF THIS
                                                  ANNUAL REPORT WAS PRINTED ON
                                                  PAPERMATCH.(R)

                                                       THIS PRODUCT IS SUITABLE
                                                  WHEREVER DURABILITY OF PRINTED
                                                  MATERIALS IS IMPORTANT.
                                                  TYPICAL APPLICATIONS INCLUDE
                                                  PACKAGING, LABELS, WALL
                                                  COVERINGS, MAPS, BOOKS,
                                                  MENUS, AND ADVERTISING
                                                  MATERIALS.



A.
A. Schulman is a leading international supplier of high-performance plastic compounds and resins. These materials are fabricated into a wide variety of end products by manufacturers around the world.

         The Company's principal product lines consist of engineered plastic compounds which are custom formulated to match customer product specifications.
A. Schulman also produces specialty color concentrates and additive masterbatches widely used in products such as films for plastic packaging, fibers and other applications.

         In addition, the Company's worldwide marketing organization serves as a distributor and merchant for plastic materials manufactured by major polymer producers.

         A. Schulman's business is highly service oriented, providing timely and effective response to challenging technical, product performance and materials delivery requirements.

         Headquartered in Akron, Ohio, A. Schulman currently has 11 manufacturing plants in North America and Europe, and plans to open a new production facility in Asia in 1997. The Company employs approximately 2,000 people. A. Schulman stock is quoted through the NASDAQ National Market System (Symbol: SHLM).


                             [INSIDE FRONT COVER]

FINANCIAL HIGHLIGHTS

                                                                 Year Ended August 31,
                                                           1996              1995                 1994
                                                      ------------       --------------       ------------

Net sales ......................................      $976,694,000       $1,027,458,000       $748,778,000
Net income .....................................      $ 42,177,000       $   53,618,000       $ 44,571,000
Net income per share of common stock ...........      $       1.12       $         1.43       $       1.19
Capital expenditures ...........................      $ 18,542,000       $   58,533,000       $ 25,302,000
Long-term debt and other non-current liabilities      $ 73,696,000       $  106,326,000       $ 50,673,000
Long-term liabilities to capital ...............              14.5%                20.8%              12.8%
Stockholders' equity ...........................      $433,110,000       $  405,218,000       $345,919,000
Book value per common share ....................      $      11.43       $        10.75       $       9.21
Number of stockholders .........................             1,278                1,352              1,405

CASH DIVIDENDS PER SHARE
1st Quarter ....................................      $       .085       $         .075       $       .064
2nd Quarter ....................................              .095                 .085               .072
3rd Quarter ....................................              .095                 .085               .075
4th Quarter ....................................              .095                 .085               .075
                                                     -------------       --------------       ------------
                                                             $.370       $         .330       $       .286
                                                     =============       ==============       ============

COMMON STOCK PRICE RANGE                             High - Low           High - Low         High - Low
1st Quarter.....................................   27-3/4 - 17-1/4      29-3/4 - 25-3/4      25    -21-1/4
2nd Quarter.....................................   24-1/2 - 17-1/2      29-1/4 - 24-1/4      29    -22-3/4
3rd Quarter.....................................   26-1/4 - 20          32-3/4 - 28          28-3/8-21
4th Quarter.....................................   26-1/2 - 20-1/8      31-1/2 - 23-1/4      28-3/8-23-1/2



NET SALES
(Dollars in Billions)

87
88
89
90
91
92
93
94     $  748,778,000
95     $1,027,458,000
96     $  976,694,000


NET INCOME
(Dollars in Millions)

87
88
89
90
91
92
93
94     $   44,571,000
95     $   53,618,000
96     $   42,177,000

CAPITAL EXPENDITURES
(Dollars in Millions)

87
88
89
90
91
92
93
94     $   25,302,000
95     $   58,533,000
96     $   18,542,000

TO OUR STOCKHOLDERS:

         Sales for the year ended August 31, 1996 were $976.7 million, a decline of 5% from last year's record sales of $1,027.5 million. Net income was $42,177,000 or $1.12 per common share. This was 21% below 1995 record earnings of $53,618,000 or $1.43 per share.

         Net income for the quarter ended August 31, 1996 was the highest for any fourth quarter in the history of A. Schulman. Earnings were $13,987,000 or $.37 per share, an increase of 16% over net income of $12,047,000 or $.32 per share for the same period last year. Sales of $239.1 million were slightly lower than last year's 1995 fourth quarter sales of $242.0 million.

         Fourth quarter profits advanced to record levels due to an 8% increase in European earnings and a significant improvement in North American net income. Tonnage was up and gross profit margins improved from last year's depressed fourth quarter levels.

         Profits for fiscal 1996 were lower due to a sharp drop in plastic resin prices early in the year and a concerted effort by our customers to reduce their high level of inventories in the wake of declining prices. This environment resulted in lower profit margins due to demand-driven reductions in production levels and the period costs associated with new capacity additions.

         The decline in profits bottomed out at the end of our second quarter. Since then, profits have improved sequentially through our fourth quarter when earnings surpassed last year's level.

         European net income for fiscal 1996 was down 11% or $4.5 million from last year's results. This decline was attributable primarily to lower resin prices and weak economic conditions, especially in Germany.

         Sales in North America were off slightly for the year because of lower resin prices, even though tonnage was up 9%. However, earnings declined $7 million. Profit margins were less than last year because of lower than planned utilization of new capacities and our customers' resolve to reduce inventories.

         The translation effect of the stronger U.S. dollar lowered sales by $7.1 million for the quarter and $3.6 million for the year. Net income was reduced by $410,000 or $.02 per share for the quarter and $217,000 or $.01 per share for the year.

         Total worldwide tonnage was up 14% for the quarter. European tonnage increased 6%, while North American volumes advanced 23% on solid growth in each business category. For the year, total tonnage grew 3% due to a 9% increase in North America which was partially offset by a decline from our European merchant activities.

         Manufacturing tonnage was up 19% for the quarter and 8% for the year. Fourth quarter capacity utilization was 85% in 1996 versus 73% last year.

         The increases in tonnage and the significant improvement in capacity utilization were the major reasons for the better fourth quarter profit margins. Profit margins were 16.8% compared with 14.6% in the same quarter last year. The major improvement was derived from manufacturing, where gross profit was up $8.2 million on higher margins.

         For the year, profit margins were 15.4%, down from 16% in 1995. This decline was attributable to lower margins and profits in both manufacturing and merchant activities. The fall in resin prices early in fiscal 1996, along with a reduction in capacity utilization, were the principal reasons for the margin reductions.

         Capital expenditures were $18.5 million in 1996, down from last year's all-time record of $58.5 million. The major expenditure in 1996 was the addition of a second manufacturing line for The Sunprene Company, our partnership with MKV America Inc. This line, with a cost of $5 million, provides approximately 14 million pounds of additional capacity.

         Currently, we are constructing a new manufacturing facility in Indonesia, and investing $8.5 million for an additional line at our facility in Mexico. These projects are scheduled for start-up in fiscal 1997 and 1998, respectively. We will also replace a line in our United Kingdom facility. These projects will add approximately 32 million pounds or 4% to our existing capacity.

         We continued to strengthen our financial position during the year. Inventories are down 21% or $40 million. We have reduced our short and long term debt by $46 million, and our current ratio is 4.4:1. Our strong financial position enables us to pursue new opportunities in growing areas throughout the world.

         We increased our dividend in January 1996. The new annual rate of $.38 per share represents an increase of 12% over last year's rate of $.34. The dividends have been increased annually since 1982. These increases reflect the Board's confidence in the long-term prospects for A. Schulman. The Board will review the current dividend rate and policy at its meeting in January 1997.

         We should resume a pattern of growth in fiscal 1997. Resin pricing has stabilized, our capacity additions provide a solid foundation for expansion of our business, and it appears that in the European economies, including Germany, there are some signs of recovery. In addition, our presence throughout the world provides broad capabilities for new opportunities.

         Fiscal 1996 has been an extremely difficult period, with significant changes in resin pricing throughout the year. The future undoubtedly will be full of many challenges, but we continue to be enthusiastic about the worldwide prospects for A. Schulman.



/s/ Terry L. Haines           /s/Robert A. Stefanko

Terry L. Haines               Robert A. Stefanko
President and                 Chairman
Chief Executive Officer

November 1, 1996



[PHOTO OF TERRY L. HAINES AND ROBERT A. STEFANKO IN FRONT OF FLAGS]

SERVING MARKETS THROUGHOUT THE WORLD

There is increasing demand for high-performance plastics in virtually every economy around the world. A. Schulman is an international leader in the industry, supplying one of the broadest ranges of engineered polymer compounds and concentrates available from a single worldwide supplier.

         Through its international network of strategically located and efficient manufacturing facilities, the Company is well-positioned to meet customer delivery and service needs whenever required. The technical and marketing specialists of A. Schulman can assist customers with design,

development and production virtually anywhere in the world.


  A BUSINESS BUILT ON SERVICE.

Customer service has always been a top priority for A. Schulman. This, coupled with reliable product quality, has been a key factor in the growth and success of the Company.

         The A. Schulman team is staffed with qualified, hands-on, service focused personnel experienced in a variety of markets. The entire organization is dedicated to anticipating and meeting each customer's complete product needs.


                                                  A LEADING EUROPEAN TOY
                                                  MANUFACTURER USES A.
                                                  SCHULMAN'S POLYMAG(R) FOR
                                                  THESE MAGNETIC BLOCKS. THE
                                                  COLOR AND PERFORMANCE WILL
                                                  PLEASE EVEN THE SMALLEST
                                                  CONSUMERS.

[PHOTO OF TODDLER WITH COLORFUL MAGNETIC TOY BLOCKS.]

         A. Schulman technical specialists often work with customers in the initial stages of product design. In many cases, they become a valued integral member of the customer's development team. They assist in defining parameters for product performance while advising and recommending specifications and materials. This enables the early identification of unique solutions that keep the Company at the forefront of sourcing decisions.


-  GLOBAL EXPANSION OF FACILITIES.


A. Schulman's international network of modern manufacturing and technical facilities plays an important role in serving the needs of customers throughout the world.


         Since 1990, A. Schulman has invested more than $250 million in new and upgraded facilities and state-of-the-art equipment. These investments not only have increased worldwide capacities, but have also enhanced A. Schulman's ability to meet the evolving requirements of its broad and diverse customer base. The continuing globalization of markets also has resulted in the Company's strategic expansion of laboratory and manufacturing operations. Accordingly, the

Company is expanding into new geographic areas, namely Mexico and Indonesia.

These areas were formerly supplied with products imported from other Company locations.



                                                  HIGH-PERFORMANCE POLYFORT(R)
                                                  ENGINEERED PLASTICS ARE WIDELY
                                                  USED IN CONSUMER ELECTRONIC
                                                  AND ELECTRICAL APPLIANCE ITEMS
                                                  LIKE THIS TOASTER PRODUCED BY
                                                  ONE OF EUROPE'S PREMIER
                                                  MANUFACTURERS. THIS MATERIAL
                                                  PROVIDES GOOD HEAT RESISTANCE,
                                                  ELECTRICAL INSULATION,
                                                  TOUGHNESS AND SURFACE SCRATCH
                                                  RESISTANCE.

[PHOTO OF RED TOASTER CONTAINING TOASTED BREAD, BESIDE BAGELS.]

         A. Schulman's new Mexican plant, which commenced operations in late

1995, not only serves expanding local markets, but is a platform for development and penetration of promising market opportunities throughout Latin America.


         Likewise, a new facility in Indonesia, scheduled for start-up in 1997,

will expedite the Company's activities in the Asia-Pacific region, currently one of the world's fastest growing economic areas.


         Today, A. Schulman has the geographic diversification and capacity necessary to increase its customer and product base around the world.


-  SUPPLYING THE RIGHT PRODUCT


A. Schulman provides high-performance compounded plastics for specialized uses in packaging, automotive, electronics, appliance and numerous other markets. The

Company utilizes the latest polymer developments throughout its worldwide operations. It has extensive experience and expertise in compounding various polymers to maximize user performance advantage.


         Manufacturers often bring the Company their latest concepts and designs, seeking recommendations on polymer compound selection and cost-effectiveness. A. Schulman, in tandem with customer personnel, provides the expertise necessary to bring these projects to market. This service capability is provided on a global scale to


                                                  THE LOWER BODY SIDE MOLDINGS
                                                  ON THIS POPULAR SPORT UTILITY
                                                  VEHICLE ARE MOLDED WITH A.
                                                  SCHULMAN'S POLYPUR(R).
                                                  POLYPUR(R) WAS SELECTED
                                                  BECAUSE OF ITS EXCELLENT
                                                  DIMENSIONAL STABILITY,
                                                  SUPERIOR IMPACT RESISTANCE AND
                                                  PAINTABILITY.

[PHOTO OF THE SIDE OF A WHITE SPORT UTILITY VEHICLE, WITH GIRL IN REAR SEAT] customers both large and small.

         With manufacturers today seeking to work with fewer, more capable suppliers, A. Schulman's expertise and international presence provide a strong competitive advantage.


-  DIVERSIFIED GLOBAL MARKETS


The Company utilizes its strategic geographic locations to serve markets throughout the world. It has a strong presence in key sectors of the global plastics markets.

PACKAGING. A. Schulman is a premier supplier of specialty color concentrates and additive masterbatch materials used by packaging manufacturers to enhance the performance and appearance of plastic materials and films. Polybatch(R) is a family of several hundred color concentrates and additive combinations which function as modifiers for packaging materials, such as polyethylene,

polystyrene, and polypropylene.

              Papermatch(R) is one of the newer product lines with good growth potential. It is a plastic alternative to paper that is printable and resistant to tearing, moisture and chemicals. This product, currently marketed in Europe,

has recently been introduced in North America. The cover of this annual report is printed on Papermatch(R).


                                                  THE BODY AND SOLUTION
                                                  CONTAINERS OF THIS INDUSTRIAL
                                                  CLEANING MACHINE ARE
                                                  ROTATIONALLY MOLDED WITH
                                                  DIFFERENT TYPES OF
                                                  POLYETHYLENE. THIS MATERIAL
                                                  WAS SELECTED FOR ITS
                                                  COLORABILITY AND PHYSICAL
                                                  STRENGTH.

[PHOTO OF BLUE INDUSTRIAL CLEANING MACHINE.]

AUTOMOTIVE. A. Schulman is a leading supplier of engineered plastic compounds and resins to the automotive market. Engineers, chemists, and production specialists at A. Schulman work closely with automotive manufacturers in the early vehicle design stages. They evaluate and determine which engineered plastic compounds are best suited for various automotive components. For unique applications, A. Schulman has the expertise to create materials based on specific customer performance requirements. The stringent tolerance criteria for these plastic components often includes high strength, rigidity or flexibility, impact and abrasion resistance, weather resistance, chemical and thermal stability, electrical properties, moldability, color and finish.

         A promising product line for the future is Polybatch(R) Automotive Color Concentrates. When processors use these concentrates, they are able to color an entire batch of resin by blending it with a small amount of colored pellets. This is economically beneficial in both cost savings and inventory reduction. Overall, with pre-colored materials, color blends, and color concentrates, A. Schulman is able to offer automotive customers an extensive product line that few competitors can match.

APPLIANCE/HOUSEHOLD CONSUMER GOODS. From toasters to toothbrushes, A. Schulman's proprietary plastic compounds meet the


                                                  THE HANDLES OF THESE QUALITY
                                                  TOOTHBRUSHES INCLUDE AN INSERT
                                                  MOLDED WITH A. SCHULMAN'S
                                                  POLYFORT(R) REINFORCED
                                                  POLYPROPYLENE. POLYFORT(R) WAS
                                                  CHOSEN FOR ITS COLOR,
                                                  APPEARANCE, FINISH, STAIN
                                                  RESISTANCE, STIFFNESS AND
                                                  SANITARY PROPERTIES.

[PHOTO TOOTHBRUSHES PLACED ON A MARBLE SURFACE.]

demands of the most challenging consumer applications.

         There has been expanded demand for A. Schulman products in the North American and European appliance industry. The Company's global network and shared technology benefit customers worldwide. Multinational manufacturers have confidence in A. Schulman's ability to supply consistent, quality materials anywhere in the world. As appliances and consumer goods become more sophisticated, demand for quality high-performance plastics continues to increase.

OTHER MARKETS. A. Schulman also provides a wide array of products to numerous other important markets. Examples include construction, electronics, leisure, recreational, toys and industrial products.

-  A PROMISING FUTURE

A fundamental philosophy of A. Schulman has always been a strong commitment to the customer. This is paramount both now and in the future. Every facet of the Company's worldwide organization is focused on meeting or exceeding the product, performance and delivery expectations of customers around the globe.

         With a strong international presence, solid market diversification, and a relentless commitment to quality, A. Schulman will continue to be a plastics industry leader into the next century and beyond.


                                                  THE HULLS OF THIS TRIMARAN
                                                  SAILBOAT ARE MOLDED FROM A
                                                  CUSTOM COLOR-MATCHED A.
                                                  SCHULMAN ENGINEERED
                                                  POLYETHYLENE COMPOUND. THIS
                                                  COMPOUND WILL ENSURE
                                                  DURABILITY AND VIVID COLORS
                                                  THROUGH MANY SEASONS OF SUN
                                                  AND SURF.

[PHOTO OF A YELLOW TRIMARAN WITH GREEN SAIL, IN WATER.]

A. Schulman, Inc.

CONSOLIDATED STATEMENT OF INCOME




                                                                  Year Ended August 31,
                                               --------------   -------------------------------
                                                     1996             1995               1994

NET SALES ..................................   $  976,694,000   $1,027,458,000   $  748,778,000
INTEREST AND OTHER INCOME ..................        6,075,000        7,099,000        7,456,000
                                               --------------   --------------   --------------
TOTAL ......................................      982,769,000    1,034,557,000      756,234,000
                                               --------------   --------------   --------------

COSTS AND EXPENSES:
  Cost of sales ..............................    826,076,000      863,409,000      617,855,000
  Selling, general and administrative expenses     81,118,000       75,551,000       66,201,000
  Interest expense ...........................      4,192,000        5,250,000        1,222,000
  Foreign currency transaction losses ........         57,000           20,000           90,000
  Minority interest ..........................        354,000          515,000          426,000
                                               --------------   --------------   --------------
                                                  911,797,000      944,745,000      685,794,000
                                               --------------   --------------   --------------

INCOME BEFORE TAXES ........................       70,972,000       89,812,000       70,440,000
PROVISION FOR U.S. AND FOREIGN INCOME TAXES        28,795,000       36,194,000       25,869,000
                                               --------------   --------------   --------------
NET INCOME .................................   $   42,177,000   $   53,618,000   $   44,571,000
                                               ==============   ==============   ==============
EARNINGS PER SHARE OF COMMON STOCK .........   $         1.12   $         1.43   $         1.19
                                               ==============   ===============================



The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY



                                                                                           Cumulative
                                                                                            Foreign        Unearned
                                                                                            Currency         Stock
                                              Common          Other          Retained      Translation       Grant
                                              Stock          Capital         Earnings      Adjustment     Compensation
                                              ------------------------------------------------------------------------

Balance at August 31, 1993 ............   $ 30,354,000    $ 33,569,000    $230,529,000   $ 10,247,000    $  (723,000)
Net income for 1994 ...................                                     44,571,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share .......                                        (54,000)
  Common stock, $.286 per share .......                                    (10,730,000)
Foreign currency translation adjustment                                                    16,323,000
Stock options exercised ...............         58,000       1,351,000
Five-for-four stock split paid as a 25%
  stock dividend on April 15, 1994 ....      7,490,000                      (7,490,000)
Grant of restricted stock .............                        893,000                                      (893,000)
Amortization of restricted stock ......                                                                      191,000
                                          ------------    ------------    ------------   ------------   ------------
Balance at August 31, 1994 ............     37,902,000      35,813,000     256,826,000     26,570,000     (1,425,000)
Net income for 1995 ...................                                     53,618,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share .......                                        (54,000)
  Common stock, $.33 per share ........                                    (12,411,000)
Foreign currency translation adjustment                                                    15,409,000
Stock options exercised ...............        120,000       2,256,000
Amortization of restricted stock ......                                                                      361,000
                                          ------------    ------------    ------------   ------------   ------------
Balance at August 31, 1995 ............     38,022,000      38,069,000     297,979,000     41,979,000     (1,064,000)
Net income for 1996 ...................                                     42,177,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share .......                                        (54,000)
  Common stock, $.37 per share ........                                    (13,931,000)
Foreign currency translation adjustment                                                    (5,117,000)
Stock options exercised ...............        287,000       5,369,000
Grant of restricted stock .............                      1,036,000                                    (1,036,000)
Amortization of restricted stock ......                                                                      386,000
                                          ------------    ------------    ------------   ------------   ------------
Balance at August 31, 1996 ............   $ 38,309,000    $ 44,474,000    $326,171,000   $ 36,862,000   ($ 1,714,000)
                                          ============    ============    ============   ============   ============

A. Schulman, Inc.

CONSOLIDATED BALANCE SHEET




                                                                                   August 31,      August 31,
                                                                                      1996            1995
                                                                                  -----------    ------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents .....................................................   $113,555,000   $ 83,997,000
Short-term investments, at cost ...............................................     36,925,000     60,275,000
Accounts receivable, less allowance for doubtful accounts of $5,903,000 in 1996
  and $4,859,000 in 1995 ......................................................    152,342,000    143,183,000
Inventories, average cost or market, whichever is lower .......................    150,363,000    190,946,000
Prepaids, including tax effect of temporary differences .......................     13,618,000     12,705,000
                                                                                   -----------    -----------
  TOTAL CURRENT ASSETS ........................................................    466,803,000    491,106,000
                                                                                   -----------    -----------


OTHER ASSETS:
Cash surrender value of life insurance ........................................        411,000        377,000
Deferred charges, etc., including tax effect of temporary differences .........     17,128,000     14,506,000
                                                                                   -----------    -----------
                                                                                    17,539,000     14,883,000
                                                                                   -----------    -----------


PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land and improvements .........................................................      9,312,000      8,909,000
Buildings and leasehold improvements ..........................................     70,907,000     62,362,000
Machinery and equipment .......................................................    193,190,000    173,325,000
Furniture and fixtures ........................................................     20,446,000     19,054,000
Construction in progress ......................................................      1,969,000     19,471,000
                                                                                   -----------    -----------
                                                                                   295,824,000    283,121,000


Accumulated depreciation and investment grants of $551,000 in 1996
  and $415,000 in 1995 ........................................................    156,788,000    141,944,000
                                                                                   -----------    -----------
                                                                                   139,036,000    141,177,000
                                                                                   -----------    -----------
                                                                                  $623,378,000   $647,166,000
                                                                                  ============   ============


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                August 31,      August 31,
                                                                                  1996             1995
                                                                             ------------    -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Notes payable ............................................................   $   7,000,000   $  17,800,000
Current portion of long-term debt ........................................          41,000          39,000
Accounts payable .........................................................      51,816,000      60,204,000
U.S. and foreign income taxes payable ....................................      10,898,000      15,009,000
Accrued payrolls, taxes and related benefits .............................      17,921,000      16,820,000
Other accrued liabilities ................................................      18,281,000      18,194,000
                                                                             -------------   -------------
  TOTAL CURRENT LIABILITIES ..............................................     105,957,000     128,066,000
                                                                             -------------   -------------
LONG-TERM DEBT ...........................................................      40,054,000      75,096,000

OTHER LONG-TERM LIABILITIES ..............................................      33,642,000      31,230,000

DEFERRED INCOME TAXES ....................................................       8,677,000       5,973,000

MINORITY INTEREST ........................................................       1,938,000       1,583,000

STOCKHOLDERS' EQUITY:
Preferred stock, 5% cumulative, $100 par value, authorized,
  issued and outstanding-10,705 shares ..................................        1,071,000       1,071,000
Special stock, 1,000,000 shares authorized, none outstanding .............          --               --
Common stock, $1 par value
  Authorized-75,000,000 shares
  Issued-38,308,805 shares in 1996 and 38,022,242 shares in 1995 ........       38,309,000      38,022,000
Other capital ............................................................      44,474,000      38,069,000
Cumulative foreign currency translation adjustment .......................      36,862,000      41,979,000
Retained earnings ........................................................     326,171,000     297,979,000
Treasury stock, at cost, 502,674 shares in 1996 and 442,674 shares in 1995     (12,063,000)    (10,838,000)
Unearned stock grant compensation ........................................      (1,714,000)     (1,064,000)
                                                                             -------------   -------------
COMMON STOCKHOLDERS' EQUITY ...............................................    432,039,000     404,147,000
                                                                             -------------   -------------
  TOTAL STOCKHOLDERS' EQUITY ..............................................    433,110,000     405,218,000
                                                                             -------------   -------------
                                                                             $ 623,378,000   $ 647,166,000
                                                                             =============   =============

A. Schulman, Inc.

CONSOLIDATED STATEMENT OF CASH FLOWS




                                                                                  Year Ended August 31,
                                                                   ----------------------------------------------
                                                                         1996             1995             1994

Provided from (used in) operating activities:
  Net income ...................................................   $  42,177,000    $  53,618,000    $  44,571,000
  Items not requiring the current use of cash:
     Depreciation ..............................................      18,130,000       16,834,000       14,728,000
     Non-current deferred taxes ................................       2,410,000        1,870,000        1,196,000
     Foreign pension and other deferred compensation ...........       2,654,000        2,871,000        2,252,000
     Postretirement benefit obligation .........................         820,000          713,000        1,088,000
  Changes in working capital:
     Accounts receivable .......................................     (10,190,000)      (6,757,000)     (28,312,000)
     Inventories ...............................................      39,603,000      (49,110,000)     (37,437,000)
     Prepaids ..................................................      (1,126,000)        (775,000)        (919,000)
     Accounts payable ..........................................      (8,015,000)       1,867,000       14,104,000
     Income taxes ..............................................      (4,058,000)       4,657,000          908,000
     Accrued payrolls and other accrued liabilities ............       1,381,000        1,610,000          664,000
  Changes in other assets and other long-term liabilities ......        (161,000)      (2,265,000)      (3,582,000)
                                                                   -------------    -------------    -------------
       Net cash provided from operating activities .............      83,625,000       25,133,000        9,261,000
                                                                   -------------    -------------    -------------

Provided from (used in) investing activities:
  Expenditures for property, plant and equipment ...............     (18,542,000)     (58,533,000)     (25,302,000)
  Disposals of property, plant and equipment ...................         529,000          371,000          232,000
  Purchases of short-term investments ..........................    (173,573,000)    (112,044,000)     (67,729,000)
  Proceeds from sales of short-term investments ................     196,446,000      117,776,000       53,546,000
                                                                   -------------    -------------    -------------
       Net cash provided from (used in) investing activities ...       4,860,000      (52,430,000)     (39,253,000)
                                                                   -------------    -------------    -------------

Provided from (used in) financing activities:
  Cash dividends paid ..........................................     (13,958,000)     (12,442,000)     (10,774,000)
  Increase (decrease) of notes payable .........................     (10,800,000)       5,500,000       12,300,000
  Reduction of long-term debt ..................................     (35,039,000)         (37,000)         (32,000)
  Increase of long-term debt ...................................          --           52,000,000       13,000,000
  Exercise of stock options ....................................       5,656,000        2,376,000        1,409,000
  Investment grants from foreign countries .....................         255,000            --             241,000
  Increase (decrease) in minority interest, net of distributions         355,000          (86,000)           6,000
  Purchase of treasury stock ...................................      (1,225,000)           --                --
                                                                   -------------    -------------    -------------
       Net cash provided (used in) financing activities ........     (54,756,000)      47,311,000       16,150,000
                                                                   -------------    -------------    -------------
Effect of exchange rate changes on cash ........................      (4,171,000)       3,921,000        4,214,000
                                                                   -------------    -------------    -------------
Net increase (decrease) in cash and cash equivalents ...........      29,558,000       23,935,000       (9,628,000)
Cash and cash equivalents at beginning of year .................      83,997,000       60,062,000       69,690,000
                                                                   -------------    -------------    -------------
Cash and cash equivalents at end of year .......................   $ 113,555,000    $  83,997,000    $  60,062,000
                                                                   =============    ==============================

Cash paid during the year for:
  Interest .....................................................   $   4,795,000    $   3,846,000    $   1,006,000
  Income Taxes .................................................   $  32,227,000    $  31,093,000    $  25,650,000




The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of A. Schulman, Inc. and its domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated.

  Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Co. in a partnership with the Company.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $102,040,000 at August 31,1996 and $56,198,000 at August 31, 1995. Investments with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.

DEPRECIATION

It is the Company's policy to depreciate the cost of property, plant and equipment over the estimated useful lives of the assets generally using the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

  Buildings and leasehold improvements          10 to 40 years
  Machinery and equipment                        5 to 10 years
  Furniture and fixtures                              10 years



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

GOODWILL

Net goodwill of $8,443,000 is being amortized over 15 to 25 years using the straight-line method and is included in deferred charges.

INCOME TAXES

Income taxes are recognized during the year in which transactions enter into the determination of financial statement income.

Accordingly, deferred taxes are provided for temporary differences between the book and tax bases of assets and liabilities.

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INVESTMENT GRANTS

The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company's European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities is depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $119,000 in 1996, $254,000 in 1995 and $187,000 in
1994.



NOTE 3 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS

                                                           August 31,

                                                        1996             1995
                                                    -----------      -----------
A. Schulman, Inc.:
    Revolving credit loan, 5.81% in 1996 .....
     and 6.51% in 1995 .......................      $40,000,000      $75,000,000
Notes payable of foreign subsidiary:
    5% through September 1998 ................           95,000          135,000
                                                    -----------      -----------
                                                     40,095,000       75,135,000
Less current portion .........................           41,000           39,000
                                                    -----------      -----------
                                                    $40,054,000      $75,096,000
                                                    ===========      ===========

The revolving credit agreement, as amended on February 26, 1996, provides for borrowings of up to $75,000,000 on a revolving credit basis through February 28, 2001. Interest rates will be either the London interbank Offered Rate (LIBOR) plus 1/4%, certificate of deposit rate plus 3/8%, or the prime rate. A facility fee of 1/8% must also be paid to the banks. Under the terms of this agreement, approximately $139,000,000 of retained earnings was available for the payment of cash dividends at August 31, 1996.

   The 5% note for $95,000 is a French Franc obligation which is repayable in quarterly installments.

   Annual maturities of long-term debt for the five years subsequent to August 31,1996 are $41,000 in 1997, $43,000 in 1998, $11,000 in 1999 and $40,000,000 in
2001.

   The Company has $42,500,000 of unsecured short-term lines of credit from various domestic banks. Borrowings under these credit lines bear interest at the prime rate or at rates based on the bank's cost of funds. Short-term borrowings of $7,000,000 with a weighted average interest rate of 5.81% at August 31, 1996 and $17,800,000 with a weighted average interest rate of 6.30% at August 31, 1995 were outstanding under these domestic lines.

   The Company has $35,806,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 1996. No foreign short-term borrowings were outstanding at August 31, 1996 or 1995.

NOTE 4 - FOREIGN CURRENCY FORWARD CONTRACTS

The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company's exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company does not hold or issue foreign exchange contracts for trading purposes.

   The following table presents a summary of foreign exchange contracts outstanding as of August 31, 1996 and August 31, 1995:


                                   1996                        1995
                        ------------------------  -------------------------
                        Contract        Fair        Contract        Fair
                         Amount         Value        Amount         Value
                       -----------   ----------   -----------   -----------

Buy Currency........   $   390,000   $   391,000  $ 4,002,000   $ 4,052,000
Sell Currency.......   $49,960,000   $50,131,000  $44,221,000   $44,678,000

The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. All of the foreign exchange contracts were in European or United States currencies and generally have maturities of less than nine months. Foreign exchange contracts are entered into with several financial institutions having good credit ratings.

NOTE 5 - INCOME TAXES

Income before taxes is as follows:

                                         Year Ended August 31,
                                  1996          1995          1994
                              -----------   -----------   -----------

  Domestic ................   $ 4,876,000   $17,231,000   $19,012,000
  Foreign .................    66,096,000    72,581,000    51,428,000
                              -----------   -----------   -----------
                              $70,972,000   $89,812,000   $70,440,000
                              ===========   ===========   ===========

   The provisions for U.S. and foreign income taxes consist of the following:

                                     Year Ended August 31,

                             1996            1995            1994
                         -----------     -----------     -----------
Current taxes:
  U.S. ................  $ 1,764,000     $ 4,244,000     $ 6,700,000
  Foreign .............   26,946,000      29,252,000      20,290,000
                         -----------     -----------     -----------
                          28,710,000      33,496,000      26,990,000
                         -----------     -----------     -----------
Deferred taxes:
  U.S. ................       72,000       1,868,000        (715,000)
  Foreign .............       13,000         830,000        (406,000)
                         -----------     -----------     -----------
                              85,000       2,698,000      (1,121,000)
                         -----------     -----------     -----------
                         $28,795,000     $36,194,000     $25,869,000
                         ===========     ===========     ===========

   A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 40.6% in 1996, 40.3% in 1995 and 36.7% in 1994 is as follows:

                           1996              1995             1994
                               % of              % of              % of
                              Pretax            Pretax            Pretax
(in thousands)        Amount  Income    Amount  Income    Amount  Income
                     ---------------   ---------------------------------
Statutory U.S.
  tax rate ......... $24,840   35.0%   $31,434   35.0%   $24,654   35.0%
Amount of
  foreign
  income taxes
  in excess of
  U.S. taxes at
  statutory
  rate .............   4,208    5.9      4,326    4.8        700    1.0
Other, net .........    (253)   (.3)       434     .5        515     .7
                     --------------    ---------------------------------
                     $28,795   40.6%   $36,194   40.3%   $25,869   36.7%
                     ===============   =================================

   Deferred tax assets and (liabilities) consist of the following at August 31, 1996 and August 31, 1995:

(in thousands)                                         1996               1995
                                                    ---------          ---------
Pensions ........................................   $  2,426           $  2,068
Inventory reserves ..............................      1,959              1,274
Bad debt reserves ...............................      1,498                871
Accruals ........................................      3,099              2,600
Dividend to be received .........................        578                785
Postretirement benefits other than pensions .....      3,945              3,659
Foreign tax credit carryforwards ................      3,155              4,820
Other ...........................................      2,486              1,878
                                                    --------           --------
Gross deferred tax assets .......................     19,146             17,955
Valuation allowance .............................     (3,155)            (4,820)
                                                    --------           --------
Total deferred tax assets .......................     15,991             13,135
                                                    --------           --------
Gross deferred tax liabilities - depreciation ...    (13,861)           (10,839)
                                                    --------           --------
                                                    $  2,130           $  2,296
                                                    ========           ========

   The valuation allowance is for foreign tax credit carryforward benefits which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 1997 to 2001.

   The tax effect of temporary differences included in prepaids were $9,432,000 and $7,216,000 at August 31, 1996 and 1995 respectively. Deferred charges also included $1,375,000 and $1,052,000 from the tax effect of temporary differences at August 31, 1996 and 1995 respectively.

   At August 31, 1996, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $232,281,000 because the Company intends to reinvest these earnings.

NOTE 6 -- RETIREMENT PLANS

The total expense for all retirement plans was $6,009,000 in 1996, $5,503,000 in 1995 and $4,510,000 in 1994.

   The components of pension expense are as follows:

                                                  Year Ended August 31,
                                      -----------    -----------    -----------
                                          1996           1995           1994
                                      -----------    -----------    -----------
Defined Benefit Plans:
  Service cost-benefits earned
  during the period ...............   $ 1,402,000    $ 1,243,000    $ 1,060,000
  Interest accrued on projected
  benefit obligation ..............     1,783,000      1,520,000      1,319,000
  Actual return on assets .........      (414,000)      (184,000)      (325,000)
  Net amortization and deferral ...       242,000         67,000        254,000
                                      -----------    -----------    -----------
                                        3,013,000      2,646,000      2,308,000
Defined contribution plans ........     2,996,000      2,857,000      2,202,000
                                      -----------    -----------    -----------
Net periodic pension cost .........   $ 6,009,000    $ 5,503,000    $ 4,510,000
                                      ===========    ===========    ===========

   The following table presents the funded status of the defined benefit plans as of August 31, 1996 and August 31, 1995:

                                                                                     1996                          1995
                                                                        ---------------------------   ---------------------------
                                                                        Assets Exceed  Accumulated    Assets Exceed   Accumulated
                                                                         Accumulated     Benefits      Accumulated     Benefits
                                                                           Benefits   Exceed Assets      Benefits    Exceed Assets
                                                                        ------------   ------------    -----------   ------------

Actuarial present value of benefit obligations:
  Vested benefit obligation .........................................   $  3,289,000   $ 15,391,000    $ 2,150,000   $ 15,280,000
  Non-vested benefit obligation .....................................             --      2,317,000          3,000      2,349,000
                                                                        ------------   ------------    -----------   ------------
  Accumulated benefit obligation ....................................   $  3,289,000   $ 17,708,000    $ 2,153,000   $ 17,629,000
                                                                        ============   ============    ===========   ============
Projected benefit obligation ........................................   $  4,472,000   $ 20,067,000    $ 2,600,000   $ 21,049,000
Plan assets at fair value ...........................................      3,751,000      1,038,000      2,605,000        886,000
                                                                        ------------   ------------    -----------   ------------
Projected benefit obligation less than (in excess of) plan assets ...       (721,000)   (19,029,000)         5,000    (20,163,000)
Unrecognized net liability (asset) at date of adoption of SFAS No. 87        461,000      1,772,000        (33,000)     1,998,000
Unrecognized prior service cost .....................................         51,000        431,000         56,000        464,000
Unrecognized net loss (gain) ........................................        182,000     (2,530,000)        99,000         79,000
Adjustment required to recognize minimum liability ..................             --       (712,000)          --         (984,000)
                                                                        ------------   ------------    -----------   ------------
Prepaid (accrued) pension cost ......................................   $    (27,000)  $(20,068,000)   $   127,000   $(18,606,000)
                                                                        ============   ============    ===========   ============
Significant Assumptions:                                                   U.S.-1996   Foreign-1996      U.S.-1995   Foreign-1995
------------------------                                                ------------   ------------    -----------   ------------
Discount rate .......................................................            7.5%    7.0%-09.0%           7.25%    7.0%-09.0%
Expected rate of return on assets ...................................            9.5%    0.0%-11.0%            9.5%    0.0%-11.0%
Rate of increase in compensation levels .............................           --       3.0%-07.0%           --       4.0%-07.0%

   In respect to multiemployer plans in the U.S., ERISA extends the Company's liability for benefit obligations in the event of termination or withdrawal. The extent of any potential unfunded liability is not determinable at this time.

   The Company has agreements with three current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to two employees or their beneficiaries for a ten year period and $75,000 to one employee or his beneficiary for a ten year period. Under these agreements, $1,825,000 is vested and $925,000 will vest over the next five to seven years. However, vesting and payments may be accelerated under certain conditions. The Company has provided $131,000 in 1996, $182,000 in 1995 and $206,000 in 1994 to cover the current cost for such agreements. In connection with such agreements, the Company owns and is the beneficiary of life insurance policies amounting to $3,500,000. The amounts provided are included in other long-term liabilities.

NOTE 7 -- POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

The Company provides postretirement health care and life insurance benefits to certain domestic employees. The postretirement benefit cost includes the following components:

                                                    Year Ended August 31,
                                        -----------------------------------------
                                            1996           1995           1994
                                        -----------    -----------    -----------
Service cost -- benefits earned during
  the period .....................      $   550,000    $   509,000    $   666,000
Interest cost on projected benefit
  obligation .....................          572,000        558,000        653,000
Net amortization .................         (135,000)      (146,000)          --
                                        -----------    -----------    -----------
                                        $   987,000    $   921,000    $ 1,319,000
                                        ===========    ===========    ===========

The Company's postretirement health care and life insurance plans are not funded. The status of the plans at August 31, 1996 and August 31, 1995 is as follows:

                                                1996          1995
                                            -----------   -----------
Actuarial present value of accumulated
  postretirement benefit obligation:
  Retirees ..............................   $ 2,247,000   $ 2,258,000
  Fully eligible active plan participants     1,640,000     1,483,000
  Other active plan participants ........     4,329,000     4,258,000
                                            -----------   -----------
                                              8,216,000     7,999,000
Unrecognized net gain ...................     1,149,000       411,000
Unrecognized prior service cost .........     1,908,000     2,043,000
                                            -----------   -----------
Net postretirement benefit liability ....   $11,273,000   $10,453,000
                                            ===========   ===========

   The net postretirement benefit liability is included in other long-term liabilities.

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.5% in 1996, 11% in 1995 and 12.5% in 1994, gradually declining to 6% in 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $1,074,000 at August 31, 1996 and the postretirement benefit cost by $196,000 for the year then ended.

   The discount rate used in determining the accumulated postretirement benefit obligation at August 31 was 7.5% in 1996 and 7.25% in 1995.

  NOTE 8 - INCENTIVE STOCK PLANS

In 1981, the Company adopted an Incentive Stock Option Plan. One year from the date of grant, 25% of the options are exercisable and an additional 25% become exercisable in each of the next three years. Options must be exercised within five years from the date of grant. Options may no longer be granted under this Plan.

   Effective in December 1991, the Company adopted the 1991 Stock Incentive Plan and authorized 1,875,000 shares for future grants. The 1991 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. The option price of incentive stock options is the fair market value of the common shares on the date of grant. In the case of nonqualified stock options, the Company intends to grant options at fair market value on the date of grant, however, the Plan does provide that the option price may not be less than 50% of the fair market value of the common shares on the date of grant. Stock options may be exercised as determined by the Company, but in no event prior to six months following the date of grant or after the tenth anniversary date of grant. At August 31, 1996, there were 1,061,006 shares available for issuance under the 1991 Plan.

   Effective in October 1992, the Company adopted the 1992 Non-Employee Directors' Stock Option Plan and authorized 125,000 shares for future grants. The 1992 Plan provides for the grant of 875 nonqualified stock options to each non-employee director on the first business day of February of each year. The option price is the fair market value of the common shares on the first business day immediately preceding the date of grant. All options become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant of the option. Each option expires five years from the date of grant. At August 31, 1996, there were 103,125 shares available for issuance under the 1992 Plan.

   The following is a summary with respect to options for all three plans:


                                                         Year Ended August 31,
                                         ------------------------------------------------
                                                 1996                        1995
                                         ---------------------    -----------------------
                                         Shares       Option       Shares         Option
                                         Under        Price        Under          Price
                                         Option      Per Share     Option        Per Share
                                         -------     --------     --------       --------
Outstanding at beginning
   of year ..........................    919,559      $20-28       907,876        $20-27
Granted during the year .............    204,025         23        169,900         26-28
Exercised during the year ...........   (286,563)        20       (120,199)        20-26
Cancelled during the year ...........    (68,363)      20-26       (38,018)        20-26
                                         -------                   -------
Outstanding at end of year ..........    768,658      $23-26       919,559        $20-28
                                         =======                   =======


   At August 31, 1996, options under the 1991 Plan, were exercisable as follows: 104,563 shares at $26, 113,978 shares at $24.60, 65,125 shares at
$26.50 and 40,962 shares at $25.50. Under the 1992 Plan, 6,781 shares were exercisable at prices ranging from $22.60 to $28.25. Under the 1991 Plan, 35,125 shares of restricted stock were granted on August 18, 1992, 34,000 shares were granted on August 19, 1994, and 43,1 50 shares were granted on July 1 1, 1996. The fair market value on the date of grant in 1992 was $26 per share, 1994 was $26.25 per share and in 1996 was $23 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Unearned compensation representing the fair market value of the shares at the date of grant is charged to income over the five year vesting period.



NOTE 9 - CAPITAL STOCK AND STOCKHOLDER RIGHTS PLAN

The Special Stock of 1,000,000 shares was authorized with such preferences or special terms and for such consideration as may be determined at the discretion of the Board of Directors.

   In January 1996, the Company adopted a Shareholder Rights Plan, and reserved 100,000 shares of Special Stock for use under such Plan. Under this Plan, one Right shall be attached to each share of Common Stock of the Company. Initially, the Rights are not exercisable and automatically trade with the Common Stock. However, 10 days after a person or group acquires 15% or more of the Company's Common Stock, or 10 business days after a person or group commences a tender or exchange offer that would result in such person or group owning 15% or more of the outstanding shares of Common Stock of the Company (even if no purchases actually occur), whichever is earlier, the Rights will become exercisable.

   When the Rights first become exercisable, each Right will entitle the holder thereof to buy from the Company one share of Special Stock for $85.00 (subject to adjustment thereafter). However, if any person or entity acquires 15% or more of the Company's Common Stock, each Right not owned by a 15%-or-more stockholder would become exercisable for a certain number of shares of Common Stock of the Company in lieu of one share of Special Stock. The number of shares of Common Stock would be that having at that time, a market value of two times the then current exercise price of the Right. If the Company is involved in a merger or other business combination with or into another person or entity in which the Company's Common Stock is changed into or exchanged for common stock of such other person or entity, or if the Company sells 50% or more of its assets or earning power to another person or entity, at any time after the Rights become exercisable, each Right will entitle the holder thereof to buy such number of shares of common stock of such other person or entity as have a market value of twice the then current exercise price of each Right.

   The Company may redeem the Rights at a price of $.0l per Right at any time prior to the 10th business day after public announcement of the acquisition by any person or entity of 15% or more of the Company's Common Stock. The Rights will expire on January 25, 2006 unless earlier redeemed by the Company. At no time will the Rights have any voting power.

NOTE 10 -- BUSINESS SEGMENT INFORMATION

The Company is engaged in the sale of plastic resins in various forms which are used as raw materials by its customers. The Company considers its business to be a single industry segment.

   A summary of operating information by geographic area for the three years ended August 31, 1996 is as follows:

                                                                  Adjustments
                                         North                       and
(In thousands)                          America         Europe   Eliminations  Consolidated
                                      -----------    ----------- ------------ -------------
AUGUST 31, 1996
Sales to unaffiliated
  customers .......................   $   415,322    $   561,372       --     $   976,694
Inter-geographic
  sales ...........................         2,440            334   $ (2,774)         --
                                      -----------    -----------   --------   -----------
    Total sales ...................   $   417,762    $   561,706   $ (2,774)  $   976,694
                                      ===========    ===========   ========   ===========
Operating income ..................   $    26,511    $    55,823   $   --     $    82,334
                                      ===========    ===========   ========
Interest expense ..................                                                (4,192)
Corporate expense less revenues ...                                                (7,113)
Foreign currency transaction losses                                                   (57)
                                                                              -----------
Income before taxes ...............                                           $    70,972
                                                                              ===========
Identifiable assets ...............   $   261,942    $   361,302   $   (573)  $   622,671
                                      ===========    ===========   ========
Corporate assets ..................                                                   702
                                                                              -----------
Total assets ......................                                           $   623,378
                                                                              ===========
AUGUST 31, 1995
Sales to unaffiliated
  customers .......................   $   417,893    $   609,565       --     $ 1,027,458
Inter-geographic
  sales ...........................         2,748            658   $ (3,406)         --
                                      -----------    -----------   --------   -----------
    Total sales ...................   $   420,641    $   610,223   $ (3,406)  $ 1,027,458
                                      ===========    ===========   ========   ===========
Operating income ..................   $    35,945    $    63,615   $   --     $    99,560
                                      ===========    ===========   ========
Interest expense ..................                                                (5,250)
Corporate expense less revenues ...                                                (4,478)
Foreign currency transaction losses                                                   (20)
                                                                              -----------
Income before taxes ...............                                           $    89,812
                                                                              ===========
Identifiable assets ...............   $   284,806    $   361,917   $  (600)   $   646,123
                                      ===========    ===========   ========
Corporate assets ..................                                                 1,043
                                                                              -----------
Total assets ......................                                           $   647,166
                                                                              ===========
AUGUST 31, 1994
Sales to unaffiliated
  customers .......................   $   319,192    $   429,586       --     $   748,778
Inter-geographic
  sales ...........................           187            332   $  (519)          --
                                      -----------    -----------   --------   -----------
    Total sales ...................   $   319,379    $   429,918   $  (519)   $   748,778
                                      ===========    ===========   ========   ===========
Operating income ..................   $    33,325    $    41,880   $   --     $    75,205
                                      ===========    ===========   ========
Interest expense ..................                                                (1,222)
Corporate expense less revenues ...                                                (3,453)
Foreign currency transaction losses                                                   (90)
                                                                              -----------
Income before taxes ...............                                           $    70,440
                                                                              ===========
Identifiable assets ...............   $   202,006    $   307,397   $  (322)   $   509,081
                                      ===========    ===========   ========
Corporate assets ..................                                                 1,338
                                                                              -----------
Total assets ......................                                           $   510,419
                                                                              ===========

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

NOTE 11 -- LEASES

Total rental expense was $2,847,000 in 1996, $2,760,000 in 1995 and $2,606,000
in 1994. The future minimum rental commitments for non-cancellable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,          Minimum rental
--------------------------------------------
1997                              $1,849,000
1998                               1,346,000
1999                               1,219,000
2000                                 753,000
2001                                 376,000
Later years                           16,000
                                  ----------
                                  $5,559,000
                                  ==========

NOTE 12 -- CONTINGENCIES

The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company's financial condition.

NOTE 13 -- QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)
(In thousands, except per share data)

                                         Quarter Ended                 Year ended
                        --------------------------------------------   -----------
                         Nov. 30,    Feb. 29,   May 31,    Aug. 31,      Aug. 31,
                          1995        1996        1996       1996          1996
                        --------------------------------------------   -----------
Net sales ........      $249,541    $233,625   $254,432    $239,096    $  976,694
Gross profit .....        36,055      33,543     40,742      40,278       150,618
Net income .......         8,474       7,612     12,104      13,987        42,177
Net income per
  share of
  common stock ...          $.23        $.20       $.32        $.37         $1.12

                            Quarter ended                     Year ended
                   ----------------------------------------  -----------
                   Nov. 30,    Feb. 28,   May 31,   Aug. 31,   Aug. 31,
                      1994       1995       1995     1995        1995
                   ----------------------------------------  ----------
Net sales .......  $251,241   $249,637   $284,535  $242,045  $1,027,458
Gross profit ....    41,664     41,298     45,665    35,422     164,049
Net income ......    13,235     13,097     15,239    12,047      53,618
Net income per
  share of
  common stock ..      $.35       $.35       $.41      $.32       $1.43



A. Schulman, Inc.
REPORT OF INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP [logo]

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF A. SCHULMAN, INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP
Cleveland, Ohio
October 14, 1996

A. Schulman, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
1996

Net sales were $976.7 million in 1996, a decrease of 4.9% over 1995 sales of $1,027.5 million. A comparison of net sales is as follows:

                                           (In Thousands)
                                   ========     =====================
                                                             Increase
                                     1996         1995      (Decrease)
Manufacturing                      $598,297     $  593,478  $  4,819
Merchant                            201,795        230,330   (28,535)
Distribution                        176,602        203,650   (27,048)
                                   --------     ----------  --------
                                   $976,694     $1,027,458  $(50,764)
                                   ========     ==========  ========

     A major factor contributing to the decline in sales was lower plastic resin prices.

     The translation effect from the stronger U.S. dollar reduced 1996 sales by $3.6 million.

     Worldwide tonnage was 3% higher than in 1995. North American tonnage increased 9% but was partially offset by a decline from European merchant activities. One of the major reasons for the increase in 1996 North American tonnage was the acquisition of Texas Polymer Services on February 28, 1995.

     Gross margins on sales were 15.4% in 1996 compared with 16% in 1995. The primary reasons for the lower margins were the decline in plastic resin prices early in fiscal 1996 and a reduction in capacity utilization, mainly in North America. A comparison of gross profit is as follows:

                                           (In Thousands)
                                   ========     =====================
                                                             Increase
                                     1996         1995      (Decrease)
Manufacturing                      $102,557     $106,690    $ (4,133)
Merchant                             22,331       31,929      (9,598)
Distribution                         25,730       25,430         300
                                   --------     --------    --------
                                   $150,618     $164,049    $(13,431)
                                   ========     ========    ========

     Selling, general and administrative expenses increased $5.6 million in 1996 due to the acquisition of Texas Polymer Services on February 28, 1995, higher compensation, increased provisions for bad debts and additional costs necessary to support business opportunities throughout the world.

     Interest expense decreased approximately $1.1 million in 1996 due to lower levels of borrowing.

     Foreign currency transaction losses were primarily due to changes in the value of currencies within the European Monetary System as well as the Mexican peso and Canadian dollar.

     Minority interest represents a 30% equity position of MKV America Inc., an affiliate of Mitsubishi Chemical MKV Company, in a partnership with the Company. Earnings of the partnership declined during 1996 due to lower profit margins.

     Other income declined because of reduced interest income from temporary investments, mainly because of lower European interest rates.

     The effective tax rate in 1996 was 40.6% compared with 40.3% in 1995. Lower earnings in Germany had the effect of decreasing the 1996 effective tax rate. However, this decrease was offset by greater taxes incurred due to the repatriation of earnings from a subsidiary.

     The strengthening in the value of the U.S. dollar decreased net income by approximately $217,000 or $.01 per share in 1996. The translation effect from currency fluctuations is not covered with contracts, options or other devices. Generally, forward hedging contracts are used to mitigate exposure to currency transactions. The Company does not utilize any other types of derivative instruments.

     Earnings in Europe decreased approximately 11% or $4.5 million in 1996. The decline was primarily due to lower plastic resin prices and weak economic conditions, especially in Germany.

     North American earnings decreased approximately $7 million in 1996. Earnings were adversely affected by lower selling prices and profit margins. Profit margins declined in 1996 because of less than planned utilization of new capacities as well as a concerted effort by customers to reduce inventories.

     Currently, plastic resin pricing has stabilized and it appears that the European economies, including Germany, are showing some signs of recovery. These factors should benefit the Company in fiscal 1997.

1995

Net sales for 1995 were $1,027.5 million or 37.2% higher than 1994 sales of $748.8 million. A comparison of net sales is as follows:

                                             (In Thousands)
                                    ==========  ====================
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
                                    ==========  ========    ========

     The translation effect from the weaker U.S. dollar increased 1995 sales by $68.9 million.

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

     Gross margins on sales were 16% in 1995 compared to 17.5% in 1994. The decline in gross margins was primarily due to competitive price pressures and additional period costs resulting from increases in capacities. A comparison of gross profit is as follows:

                                             (In Thousands)
                                       ========   =================
                                         1995      1994     Increase
Manufacturing                          $106,690   $ 88,609  $ 18,081
Merchant                                 31,929     22,582     9,347
Distribution                             25,430     19,732     5,698
                                       --------   --------  --------
                                       $164,049   $130,923  $ 33,126
                                       ========   ========  ========

   Selling, general and administrative expenses increased $9.4 million in 1995. The weakening of the U.S. dollar increased these expenses by $5.1 million in 1995. In addition, expenses were higher due to the acquisition of ComAlloy International Company on March 31, 1994, the acquisition of Texas Polymer Services on February 28, 1995, higher compensation levels and additional costs to support the increase in sales volume.

   Interest expense increased in 1995 mainly in the United States due to greater levels of borrowing and higher rates.

   Other income was down because of lower interest income resulting from a decline in European interest rates on temporary investments.

   The effective tax rate was 40.3% in 1995 and 36.7% in 1994. The 1995 tax rate was higher primarily because of greater earnings in Europe which has a higher tax rate than the United States. Also, a retroactive 10% surtax was enacted in France during the Company's fourth quarter and there was a reduction in the utilization of foreign tax credits.

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

   The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the "cumulative foreign currency translation adjustment" account in stockholders' equity. The strengthening of the U.S. dollar during the fiscal year decreased this account by approximately $5.1 million during 1996.

   Working capital and the current ratio are as follows:

                                                      (Dollars in Thousands)
                                                  --------   -------------------
                                                      1996       1995       1994
Working capital ...............................   $360,846   $363,040   $291,008
Current ratio .................................      4.4:1      3.8:1      3.7:1

   The following represent key measurements of the capital structure and profitability of the Company:

                                                   (Dollars in Thousands
                                                   except per share data)
                                               --------    --------------------
                                                 1996        1995        1994
Net worth ..................................   $433,110    $405,218    $345,919
Book value per share .......................     $11.43      $10.75       $9.21
Ratio of long-term liabilities to capital ..       14.5%       20.8%       12.8%
Return on average net worth ................       10.1%       14.3%       13.9%
Net income as a percent of sales ...........        4.3%        5.2%        6.0%

   The ratio of long-term liabilities to capital is computed by dividing long-term debt and other long-term liabilities by the sum of total stockholders' equity plus long-term debt and other long-term liabilities. This ratio decreased in 1996 due to the $35 million reduction in the outstanding debt under the revolving credit agreement.

   The return on average net worth is computed by dividing net income by the average of the total stockholders' equity during the year. This ratio decreased in 1996 primarily due to a lower level of earnings and a higher amount of equity.

   In February 1996, the Company amended its $75 million revolving credit agreement to extend the term one additional year. The termination date of the credit agreement is now February 28, 2001.

   Short-term lines of credit are maintained with various domestic and foreign banks. The unused commitment under these lines was $71.3 million at August 31, 1996.

   During November 1995, the Company repurchased 60,000 shares of its common stock for $1,225,000. The Board of Directors of the Company has authorized the repurchase of up to 3,940,000 additional shares. The timing of any purchases will depend on the price of the stock and the value it provides to the Company.

   The Company's unfunded pension liability is approximately $19.8 million at August 31, 1996. This amount is primarily due to a book reserve plan maintained by the Company's German subsidiary. Under such plans, there is no separate vehicle to accumulate assets to provide for the payments of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

   The Company plans to adopt Statement of Financial Accounting Standards No. 121 (SFAS121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," in fiscal 1997. The Company does not expect adoption of SFAS121 to have a material impact on the Company's results of operations or financial position.

   The Company also plans to adopt Statement of Financial Accounting Standards No. 123 (SFAS123), "Accounting for Stock-Based Compensation," in fiscal 1997. This statement encourages, but does not require the recording of compensation cost for stock-based employee compensation plans at fair value. The Company plans to continue to account for stock compensation in accordance with the provisions of the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". Accordingly, the adoption of SFAS123 will not have a material impact on the Company's results of operations or financial position.

A. Schulman, Inc.
TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA
(In thousands, except per share data)

                                                                                           Year Ended August 31,
                                                                  ===========   ========================================
                                                                      1996          1995          1994           1993
Net sales .....................................................   $   976,694   $ 1,027,458   $   748,778   $    685,112
Interest and other income .....................................         6,075         7,099         7,456          8,103
                                                                  -----------   -----------   -----------   ------------
                                                                      982,769     1,034,557       756,234        693,215
                                                                  -----------   -----------   -----------   ------------
Cost of sales .................................................       826,076       863,409       617,855        565,284
Other costs, expenses, etc ....................................        85,721        81,336        67,939         65,480
                                                                  -----------   -----------   -----------   ------------
                                                                      911,797       944,745       685,794        630,764
                                                                  -----------   -----------   -----------   ------------
Income before taxes and cumulative effect of accounting changes        70,972        89,812        70,440         62,451
Provision for U.S. and foreign income taxes ...................        28,795        36,194        25,869         23,544
                                                                  -----------   -----------   -----------   ------------
Income before cumulative effect of accounting changes .........        42,177        53,618        44,571         38,907
Cumulative effect of accounting changes (1) ...................            --            --            --         (2,169)
                                                                  -----------   -----------   -----------   ------------
Net income ....................................................   $    42,177   $    53,618   $    44,571   $     36,738
                                                                  ===========   ========================================

Total assets ..................................................   $   623,378   $   647,166   $   510,419   $    407,865
Long-term debt ................................................   $    40,054   $    75,096   $    23,126   $     10,149
Total stockholders' equity ....................................   $   433,110   $   405,218   $   345,919   $    294,209
Average number of common shares outstanding,
  net of treasury shares ......................................    37,584,561    37,544,408    37,438,118     37,325,547
Per share of common stock:
  Net income:
    Before cumulative effect of accounting changes ............   $      1.12   $      1.43   $      1.19   $       1.04
    Cumulative effect of accounting changes (1) ...............            --            --            --  ($        .06)
    Net income ................................................   $      1.12   $      1.43   $      1.19   $        .98
  Cash dividends ..............................................   $       .37   $       .33   $       .286  $        .248
  Stockholders' equity ........................................   $     11.43   $     10.75   $      9.21   $       7.84

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

SUPPLEMENTAL INFORMATION
(In thousands of dollars)

                                                                               Year Ended August 31,
                             =================  =================================================================================
                                    1996                 1995                  1994                 1993                 1992
NET SALES
Manufacturing .............  $598,297      61%  $  593,478      58%     $449,085     60%    $408,763      60%    $426,846     58%
Merchant Activities .......   201,795      21%     230,330      22%      149,798     20%     136,116      20%     147,587     20%
Distribution ..............   176,602      18%     203,650      20%      149,895     20%     140,233      20%     157,737     22%
                             -----------------  ---------------------------------------------------------------------------------
Total .....................  $976,694     100%  $1,027,458     100%     $748,778    100%    $685,112     100%    $732,170    100%
                             =================  =================================================================================

GROSS PROFIT
Manufacturing .............  $102,557      68%  $  106,690      65%     $ 88,609     68%    $ 78,548      66%    $ 87,476     66%
Merchant Activities .......    22,331      15%      31,929      19%       22,582     17%      21,495      18%      23,399     18%
Distribution ..............    25,730      17%      25,430      16%       19,732     15%      19,784      16%      22,286     16%
                             -----------------  ---------------------------------------------------------------------------------
Total .....................  $150,618     100%  $  164,049     100%     $130,923    100%    $119,827     100%    $133,161    100%
                             =================  =================================================================================

                                                                                      Year Ended August 31,
                                                ===================================================================================
                                                    1992         1991            1990         1989         1988             1987
Net sales ..................................... $   732,170  $   736,007     $   678,644  $   624,410  $   597,696      $   463,824
Interest and other income .....................       6,778        4,083           2,409        1,675        1,211            1,245
                                                -----------  -----------     -----------  -----------  -----------      -----------
                                                    738,948      740,090         681,053      626,085      598,907          465,069
                                                -----------  -----------     -----------  -----------  -----------      -----------
Cost of sales .................................     599,009      614,001         566,872      528,296      505,907          390,247
Other costs, expenses, etc ....................      66,838       55,876          50,644       43,000       42,567           37,063
                                                -----------  -----------     -----------  -----------  -----------      -----------
                                                    665,847      669,877         617,516      571,296      548,474          427,310
                                                -----------  -----------     -----------  -----------  -----------      -----------
Income before taxes and cumulative
  effect of accounting changes ................      73,101       70,213          63,537       54,789       50,433           37,759
Provision for U.S. and foreign income taxes ...      29,341       27,864          27,441       23,977       22,787           17,946
                                                -----------  -----------     -----------  -----------  -----------      -----------
Income before cumulative effect of
  accounting changes ..........................      43,760       42,349          36,096       30,812       27,646           19,813
Cumulative effect of accounting changes (1) ...          --           --              --           --           --               --
                                                -----------  -----------     -----------  -----------  -----------      -----------
Net income .................................... $    43,760  $    42,349 (2) $    36,096  $    30,812  $    27,646      $    19,813
                                                ===================================================================================

Total assets .................................. $   427,966  $   344,273     $   328,210  $   257,687  $   240,475      $   214,698
Long-term debt ................................ $    10,108  $     9,000     $     7,000  $    10,000  $     9,570      $    11,230
Total stockholders' equity .................... $   307,576  $   232,567     $   223,973  $   166,640  $   145,183      $   125,803
Average number of common shares outstanding,
  net of treasury shares ......................  37,024,548   36,963,010      37,699,043   37,674,290   37,665,819       37,665,819
Per share of common stock:
  Net income:
    Before cumulative effect of
      accounting changes ...................... $      1.18  $      1.14     $       .96  $       .82  $       .73      $       .52
    Cumulative effect of accounting changes (1)          --           --              --           --           --               --
    Net income ................................ $      1.18  $      1.14 (2) $       .96  $       .82  $       .73      $       .52
  Cash dividends .............................. $       .216 $       .186    $       .153 $       .135 $       .132 (3) $       .086
  Stockholders' equity ........................ $      8.26  $      6.26     $      5.91  $      4.39  $      3.82      $      3.31


CORPORATE HEADQUARTERS
3550 West Market Street
Akron, Ohio 44333
(330) 666-3751

ANNUAL MEETING
of Stockholders will be held on
Thursday, December 5, 1996,
at 10 AM E.S.T., at the Fairlawn Country Club,
200 North Wheaton Road
Akron, Ohio 44313

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
BP America Building
27th Floor
200 Public Square
Cleveland, Ohio 44114-2301


STOCK LISTING
The common stock of
A. Schulman, Inc. is traded
and quoted through the
NASDAQ National Market
System. Symbol: SHLM

TRANSFER AGENT
KeyCorp
Shareholder Services, Inc.
P.O. Box 6477
Cleveland, Ohio 44101

Any questions regarding shareholder
records should be directed to
KeyCorp Shareholder Services, Inc.
800-542-7792
216-813-5745


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

DR. PEGGY GORDON ELLIOTT
Senior Fellow,
National Center for Higher Education

GORDON E. HEFFERN
Former Chairman and Director,
Society Corporation and
Society National Bank

WILLARD R. HOLLAND
Chairman and Chief Executive Officer,
Ohio Edison Company

JAMES A. KARMAN
President,
RPM, Inc.

LARRY A. KUSHKIN
Executive Vice President --
International Automotive Operations

FRANZ A. LOEHR
Former Managing Director -- Germany and
Associate General Manager -- Europe

JAMES S. MARLEN
Chairman, President and
Chief Executive Officer,
Ameron, Inc.

ALAN L. OCKENE
Former President and Chief Executive Officer,
General Tire, Inc.

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

JAMES H. BERICK
Secretary


EUROPEAN OPERATIONS

RENE C. ROMBOUTS
General Manager -- Europe

GERALD M. WEINBERGER
Managing Director -- Germany

OTTO H. BRUDER
Managing Director -- France

RITSON D. GILLINGS
Managing Director -- United Kingdom


CANADIAN OPERATIONS

GORDON L. TRIMMER
Managing Director - Canada


DOMESTIC OFFICES

AKRON, OHIO 44333
Corporate Headquarters
3550 West Market Street
(330) 666-3751

BIRMINGHAM, MICHIGAN 48009-6524
2100 East Maple Road
(810) 643-6100

EAGAN, MINNESOTA 55121
1380 Corporate Center Curve
Suite 316
(612) 681-8020

EVANSVILLE, INDIANA 47712
122 N. St. Joseph Avenue
(812) 423-5836

FORT WAYNE, INDIANA 46825
9017 Coldwater
Suite 300A
(219) 497-0371

GRAND RAPIDS, MICHIGAN 49546
500 Cascade West Parkway, SE
(616) 285-2800

HOCKESSIN, DELAWARE 19707
724 Yorklyn Road, Suite 260
(302) 234-4870

HOUSTON, TEXAS 77060
363 N. Sam Houston Parkway E.
Suite 480
(713) 820-8093

PASADENA, CALIFORNIA 91106
600 South Lake Avenue
Suite 506
(818) 792-0053

PISCATAWAY, NEW JERSEY 08854
144B Carlton Avenue
(908) 424-9130

SCHAUMBURG, ILLINOIS 60173
Embassy Plaza
1933 N. Meacham Road
Suite 500
(847) 397-3973

ST. LOUIS, MISSOURI 63045-1303
514 Earth City Expressway
Suite 351
(314) 291-8626

NASHVILLE, TENNESSEE 37211-3333
ComAlloy International Company
481 Allied Drive
(615) 333-3453

ORANGE, TEXAS 77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331

A. SCHULMAN, INC.



OTHER SALES LOCATIONS

ARLINGTON, MASSACHUSETTS 02174
33 James St.
(617) 684-6949

ARLINGTON, TEXAS 76006
1907 Mill Run Dr.
(817) 265-8000

ATLANTA, GEORGIA 30350
1302 Harbor Pointe Parkway
(770) 395-7305

CAMBRIDGE, MASSACHUSETTS 02139
129 Franklin St.
Suite 102
(617) 577-1123




REPRESENTATIVE OFFICES

BARCELONA, SPAIN
A. Schulman
Oficina de Representation en Espana
Paseje Francesc Ferrer n(degree)3
08348 Cabrils (Barcelona), Spain
(34) (3) 750 76 63

SINGAPORE
A. Schulman, Inc.
Singapore Representative Office
Contact Address:
05-05, Balmoral Condominium
Singapore - 259802
65-235-7675


FOREIGN OFFICES

BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem, Belgium
3-8904211

SINDORF, GERMANY
A. Schulman GmbH
Huttenstrasse 211
D-50170 Kerpen
(2273) 5610

PARIS, FRANCE
A. Schulman, S.A./
Diffusion Plastique
Immeuble Dynasteur
10/12 rue Andras Beck
92360 Meudon-la-Foret
(1) 41 07 75 00

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
Newbridge 1495-244090

ZURICH, SWITZERLAND
A. Schulman AG
Kernstrasse 10
CH 8004 Zurich, Switzerland
(1) 241 60 30

MISSISSAUGA, ONTARIO, CANADA
L5R 3G5
A. Schulman Canada Ltd.
5770 Hurontario Street
Suite 602
(905) 568-8470

MEXICO CITY, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Manuel E. Izaguirre #13
Despacho 304 - Ciudad Satelite
Naucalpan, Edo. de Mexico 53100
(525) 393-1216

MONTERREY, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Camino del Lago #4517
Sector 4
Colonia Cortijo del Rio
Monterrey, N.L. 64890
(5283) 655-505

SAN LUIS POTOSI, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
(5248) 240-708


PLANTS

AKRON, OHIO 44310
790 E. Tallmadge Ave.
(330) 633-8164

BELLEVUE, OHIO 44811
350 North Buckeye Street
(419) 483-2931

ORANGE, TEXAS 77630
(Dispersion Plant)
3007 Burnett
(409) 883-9371

NASHVILLE, TENNESSEE 37211-3333
ComAlloy International Company
481 Allied Drive
(615) 333-3453

ORANGE, TEXAS 77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331

BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem, Belgium
3-8904211

SINDORF, GERMANY
A. Schulman GmbH
Huttenstrasse 211
D-50170 Kerpen
(2273) 5610

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
Newbridge 1495-244090

GIVET, FRANCE
A. Schulman Plastics S.A.
Rue Alex Schulman
F-08600 Givet, France
(24) 42 71 61

ST. THOMAS, ONTARIO, CANADA
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519) 633-3451

SAN LUIS POTOSI, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
(5248) 240-708

                  [A. SCHULMAN INC. LOGO]  A. Schulman Inc.

           3550 West Market Street, Akron, Ohio 44333 - 330/666-3751


                          [OUTSIDE BACK COVER PAGE]