Form 10-K, Exhibit 13
period 1997-08-31
SCHULMAN A INC
filed 1997-11-26
CIK 87565

                                                                      Exhibit 13

A. Schulman Inc.
1997 Annual Report


[PHOTO 1: Blue, yellow and pink compact carrying cases for art and school supplies; blue, red and yellow markers; and black and white drawing of the earth and moon for coloring.}











                            [OUTSIDE FRONT COVER]

[PHOTO 2: Blue and Green compact carrying cases for art and school supplies; red and green markers, and young girl holding a colored picture of the earth and moon.]

On The Cover

A. Schulman's Polybatch(R) color concentrates are used in a variety of worldwide plastic applications, ranging from high-tech industrial and automotive components to consumer products. These compact carrying cases for art and school supplies utilize materials of A. Schulman.

     The Company's products are marketed globally and are produced by a network of A. Schulman plants around the world.



                             [INSIDE FRONT COVER]

It's Papermatch(R) --

This semi-transparent material is A.Schulman's new paper substitute, called Papermatch(R). It is a plastic material which combines the properties of both plastic and paper. Papermatch(R) is printable, foldable, exceptionally durable and resistant to moisture and chemicals. It is ideal for packaging applications, labels, envelopes and folders.

A. Schulman is a leading international supplier of high-performance plastic compounds and resins. These materials are fabricated into a wide variety of end products by manufacturers around the world.

     The Company's principal product lines consist of proprietary and custom-formulated engineered plastic compounds matched to customer product specifications. A. Schulman also produces specialty color concentrates and additive masterbatches used in products such as films for plastic packaging, fibers and other applications.

     In addition, the Company's worldwide marketing organization serves as a distributor and merchant for plastic materials manufactured by major polymer producers.

     A. Schulman's business is highly service oriented, providing timely and effective response to challenging technical, product performance and customer delivery requirements.

     Headquartered in Akron, Ohio, A. Schulman currently has 13 manufacturing plants in North America, Europe, Mexico and the Asia-Pacific region. The Company employs approximately 2,200 people. A. Schulman stock is quoted through the NASDAQ National Market System (Symbol: SHLM).






FINANCIAL HIGHLIGHTS



                                                                                Year Ended August 31,
                                                                       1997                     1996                      1995
                                                                 ----------------         ----------------         ----------------

Net sales ...............................................        $    996,376,000         $    976,694,000         $  1,027,458,000
Net Income ..............................................        $     50,744,000         $     42,177,000         $     53,618,000
Net income per share of common stock ....................        $           1.37         $           1.12         $           1.43
Capital expenditures ....................................        $     27,201,000         $     18,542,000         $     58,533,000
Long-term debt and other non-current liabilities ........        $     44,318,000         $     73,696,000         $    106,326,000
Long-term liabilities to capital ........................                    10.1%                    14.5%                    20.8%
Stockholders' equity ....................................        $    393,401,000         $    433,110,000         $    405,218,000
Book value per common share .............................        $          10.83         $          11.43         $          10.75
Number of stockholders ..................................                   1,178                    1,278                    1,352

Cash dividends per share
1st Quarter .............................................        $           .095         $           .085         $           .075
2nd Quarter .............................................                    .105                     .095                     .085
3rd Quarter .............................................                    .105                     .095                     .085
4th Quarter .............................................                    .105                     .095                     .085
                                                                 ----------------         ----------------         ----------------
                                                                 $           .410         $           .370         $           .330
                                                                 ================         ================         ================

Common stock price range                                            High  -- Low              High  -- Low            High  --  Low
1st Quarter..............................................          25     -- 19 1/2       27 3/4  -- 17 1/4       29 3/4  -- 25 3/4
2nd Quarter..............................................          25 1/8 -- 19           24 1/2  -- 17 1/2       29 1/4  -- 24 1/4
3rd Quarter..............................................          22 3/8 -- 18           26 1/4  -- 20           32 3/4  -- 28
4th Quarter..............................................          25     -- 21 1/4       26 1/2  -- 20 1/8       31 1/2  -- 23 1/4






[GRAPHS INSERTED HERE]

                           NET SALES
                     (Dollars in Billions)


        88   89   90   91   92   93   94   95   96   97
        $    $    $    $    $    $    $    $    $    $


                         NET INCOME
                    (Dollars in Millions)


        88   89   90   91   92   93   94   95   96   97

        $    $    $    $    $    $    $    $    $    $



                     CAPITAL EXPENDITURES
                    (Dollars in Millions)

        88   89   90   91   92   93   94   95   96   97

        $    $    $    $    $    $    $    $    $    $




To Our Stockholders


We are pleased to report that net income for our fourth quarter ended August 31, 1997 was the highest we have recorded for any fourth quarter, while earnings for the fiscal year were the second best in the history of A. Schulman.

     Fourth quarter earnings of $15,293,000 were 9% higher than the $13,987,000 reported for the 1996 quarter. Net income per share was $.42, an increase of 14% over per share earnings of $.37 for the same quarter last year. Sales were $238.2 million, off slightly from sales of $239.1 million in the fourth quarter last year. The slight decline was due to a $22.1 million adverse translation effect of the stronger U.S. dollar. This more than offset tonnage gains of 7.5%.

     Net income of $50,744,000 for the fiscal year ended August 31, 1997 was up 20% over earnings of $42,177,000 in fiscal 1996. Earnings per share were $1.37, a gain of 22% over per share earnings of $1.12 last year. Worldwide sales were $996.4 million, up 2% from 1996 sales of $976.7 million. A $57.5 million adverse translation effect from the stronger U.S. dollar offset tonnage gains of 8.8%.

     Fourth quarter profits reached record levels because of the strength of our European operations and higher earnings in North America. Gross profit margins were 16.8% for the current and prior year's quarter, but selling, general and administrative expenses were down due to the effects of translation and a reduction in bad debts.

     Profits from the Company's European operations were up $4.6 million or 13% for fiscal 1997. The translation effect of the stronger U.S. dollar had a major impact on European net income. Earnings were reduced by $1,754,000 or $.05 per share for the fourth quarter and $3,775,000 or $.10 per share for the 1997 year. Overall, tonnage was up 10% with especially strong results from the Company's manufacturing business, where volume was up 14% over last year. European profit margins for the year were up on utilization rates close to capacity.

     Profits in North America increased $4 million or 61% for the 1997 fiscal year. Volume grew 7% and margins improved moderately, primarily due to better profits in our manufacturing operations.

     Capacity utilization was 84%, up slightly from last year's 83%. Europe was near 100% capacity levels for all of fiscal 1997, while North America operated at 75% of capacity, about the same as last year.

     A. Schulman's capital expenditures for 1997 were $27.2 million. The major capital expenditures were $5.4 million for a new Indonesian facility and the acquisition of the Specialty Compounding operations from Laurel Industries in November 1996.

     We are in the final stages of completing our facility in Indonesia which is scheduled for start-up in November 1997. This facility, with one production line, is already virtually sold out.

     We are replacing an older production line in our United Kingdom plant. The new line will cost $4 million and increase capacity by approximately 8 million pounds. Production is scheduled to start in January 1998. We are also adding a second production line to our Mexican facility. This line, with a cost of $5.8 million, should go on-stream in March 1998.

     On August 1, 1997, we acquired the assets of a distributor and merchant in Warsaw, Poland. This business includes a customer list and small sales force which will provide an expanded market for our wide range of products.

     Our Board has also approved an increased investment for a new line in our Givet, France facility which was previously authorized in April 1997. The cost of this line will be increased from $7 million to $11 million and will double capacity from 30 million to 60 million pounds annually. It is scheduled for completion in early January 1999 and will enable us to provide additional capacity to meet the rapidly growing demand for our products.

     During fiscal 1997, we repurchased 1,610,000 of our common shares for $32.2 million under a 3 million share repurchase program authorized by our Board in April 1997. We plan to repurchase, subject to market conditions during the next twelve months, the balance of 1,390,000 shares under the existing program. These purchases will increase earnings per share and enhance shareholder value.

     We strengthened our financial position in 1997 with a $28 million reduction of long-term debt. We also replaced a $75 million revolving credit agreement with a five year $100 million agreement. The amended agreement will provide better rates and enhance our opportunities for the expansion of our worldwide business.

     A new Incentive Plan was adopted for executive officers effective September 1, 1997. The plan provides performance related or target awards for the achievement of important financial objectives, such as net income and the return on assets. In addition to target awards, the officers are eligible for a portion of their award for individual performance. This plan formalizes our pay-for-performance philosophy.

     We continued to strengthen our management team. Gordon L. Trimmer was promoted to Vice President - North American Sales and Marketing. He has been with A. Schulman since 1984 and was the Managing Director of our Canadian operations. In October 1997, we appointed John M. Myles as Vice President - North American Purchasing. He has over 25 years of experience in the plastics industry and most recently served as general manager of the Specialty Compounding Division of Laurel Industries which we acquired in November of last year.

     In January 1997, we increased the cash dividend to an annual rate of $.42 per share, an increase of 11% over last year's rate of $.38. This represents our fifteenth consecutive annual dividend increase.

     We successfully renegotiated multi-year union contracts at our facilities in Orange, Texas; Nashville, Tennessee; St. Thomas, Ontario, Canada and Akron, Ohio. These contracts will provide us with continued labor stability and the ability to maintain reliable service to our many customers.

     [PHOTO 3: Robert A. Stefanko and Terry L. Haines.]

     It's extremely satisfying to finish our fiscal year with a record fourth quarter. As we enter our 1998 fiscal year, we see strong demand for our products throughout our worldwide operations. Our European operations have solid order levels and continue to operate at or near capacity levels. Pricing is firm, and we are seeing an overall improvement in the European economies. The strength of the U.S. dollar, however, should continue to have an adverse effect on our European operations. Nevertheless, we anticipate improved results over the year just ended.

     In North America, sales and margins have recently improved. We have a good level of orders, and demand from the automotive industry is stable. We should see sound overall economic conditions in the months ahead.

     We are excited about the prospects for A. Schulman in our 1998 fiscal year and anticipate continuing earnings growth in the years ahead.




/s/ Terry L. Haines           /s/ Robert A. Stefanko

Terry L. Haines               Robert A. Stefanko
President and                 Chairman
Chief Executive Officer

November 5, 1997

[PHOTO 4: Man in yellow shirt seated in golf cart with set of golf clubs with green head covers; and woman in plaid visor and shorts, holding golf club and leaning on the front of the golf cart.]

Photo caption: The diversified applications for the Company's high-performance plastics include various recreational activity vehicles, such as this handy golf cart. Here, the cart's dash panel is molded from a strong, weather-resistant A. Schulman material which can withstand vibration, impact, and exposure to sun and moisture. Elsewhere, the Company's quality plastics are typically used in pleasure boats, surf boards, motorbikes and children's outdoor play equipment.

A. SCHULMAN'S GLOBAL PRESENCE

Global markets today provide significant opportunities for suppliers such as A. Schulman, who have the international manufacturing, marketing, financial resources and leading-edge technology sought by customers in key markets around the world.

     The Company's high-performance plastic compounds and resins have rapidly become the materials of choice for a constantly growing array of product applications. These range from diverse industrial and automotive equipment components to construction and home improvement products, packaging materials, medical and dental supplies, recreational and sports products, appliances, home and office furnishings, telecommunications and computer equipment, garden tools and horticultural supplies, patio furniture and quality children's toys.

     Various prime polymer producers, recognizing the Company's marketing ability, also use A. Schulman as a distributor for their specialty resins in specific geographic areas.

United States and Canada

A. Schulman supplies proprietary and custom formulated high-performance plastic compounds to processors throughout the U.S. and Canada. These customers include both major multinational organizations and other end product and component manufacturers who utilize quality plastics in their production operations.

     The Company provides materials for a wide range of products in a broad array of markets. Prospects for continued expansion of market volumes are bright, as customer product designers today consider high-performance plastics their first choice for many applications.

[Photo 5: Satellite view of a colorful world.]

     A particularly promising North American market for A. Schulman is packaging materials. Many of the Company's products in this category have been developed in Europe. The expertise and experience of the European operations are now used to provide North American customers with technology and processing know-how for a variety of packaging applications.

     In November 1996, the Company acquired the business and assets of the Specialty Compounding Division of Laurel Industries. This facility, with an annual capacity of 15 million pounds, has enabled the Company to expand its line of products used in packaging, industrial and


[PHOTO 6: Man in tennis outfit with tennis racket and ball standing beside a red convertible with woman seated in passenger side.]

automotive applications. It has also provided the capability to produce smaller specialized orders.

     In North America, the business strategy provides for new product development, better utilization of additional capacity, and modern marketing concepts. For example, market segment targeting is an end-user approach that identifies high opportunity areas.

[PHOTO 7: Satellite view of the earth.]

[PHOTO 6: Man in tennis outfit with tennis racket and ball standing beside a red convertible with woman seated in passenger side.]

Photo caption: Passenger cars, vans, sports-utility vehicles and trucks are one of the major markets for high-performance plastic materials, which are used for interior and exterior applications. This stylish convertible has contoured rocker panels made of A. Schulman's proprietary Polytrope(R) material. It is strong, impact and weather resistant, and provides good moldability in component manufacturing operations.

[PHOTO 8: Woman in black coat leaning on silver motor scooter with red attache case.]

[Photo 8: Red Attache Case.]


Photo caption: This attractive attache case is designed and produced by one of Europe's leading luggage makers. It is formed from a strong, colorful, impact-resistant high-performance plastic supplied by A. Schulman. The case can be converted from attache to suitcase in mere seconds by removing the sides of the attache and substituting separate suitcase shell components. The handle, hinges and locking mechanisms serve both case styles interchangeably.

In addition, the use of vendor-customer cross-functional teams provides a more structured and effective investment of time and resources.

Europe

This geographic region represents an important part of A. Schulman's business. Economic conditions in Europe have improved, and the Company's manufacturing facilities are operating at near-capacity levels. In order to meet strong demand for its products, new production equipment is being added to the Company's plants in the U.K. and France. This additional capacity will come on-line from late 1997 through 1999.

     Markets have further expanded in the former Eastern Bloc nations, which are now recovering their industrial base. Recently, A. Schulman purchased a business in Poland which will provide marketing and customer service support within this region. Continued growth is expected as an increased standard of living causes consumers to demand more quality items which require high-performance plastics.

     Within Europe, the packaging industry is A. Schulman's largest market. The Company is one of the leading suppliers of materials to packaging customers throughout Europe. Plastic films and wraps are widely used for various applications, and A. Schulman is known for its innovative solutions to problems. The non-cyclical nature of this market also provides business stability through various economic periods.

[Photo 9: Satellite view of the earth.]

       European industrial and consumer product markets for the Company's materials generally parallel those of North America, but with stronger emphasis on household goods such as small appliances. In fact, some of these appliances for the home are among the most stylish and innovative in the world.

     The Company's paper substitute, Papermatch(R), can be found in various printing applications, such as service and instructional manuals, catalogs, financial literature, show cards and other promotional materials where durability is required. Papermatch(R) is also used in a wide variety of packaging applications, where freshness and sealability are required.

     In Western and Eastern Europe, the prospects for growth in high-performance plastics are excellent, and A. Schulman expects these markets to remain a strong area for business both now and in the next century.





[PHOTO 10: Hand-held window steam cleaner.]

[PHOTO 11: Satellite view of the earth.]

Latin America

Today, Latin America is an essential market for any organization striving to be a world-class global supplier. A. Schulman is well-positioned to serve this region. The Company has a strong



[PHOTO 10: Hand-held window steam cleaner.]

Photo caption: This unique European-designed window steam cleaner facilitates fast and easy cleaning of glass in a single stroke. A. Schulman supplies the special compounds used to form the sculptured housing and water reservoir. The Company also supplies a scented additive for the reservoir's plastic filler cap. This additive provides a fresh aroma for the steam.

[PHOTO 12: Black welding mask with welding rods and torch and blue gloves.]

[Photo 12: Black welding mask with welding rods and torch and blue gloves.]

Photo caption: Protective gear is required against sparks and spatters of molten metal which are typical hazards of modern hand welding operations. This welding mask is molded from a special A. Schulman high-performance plastic which resists heat, sparks, spatters and rough usage under often difficult job conditions.

network of marketing agents, and in September 1995 opened a new manufacturing facility in San Luis Potosi, Mexico. The plant commenced operation with an annual capacity of approximately 25 million pounds. Due to the growing demand for its products, along with improved economic conditions, the Company is adding another production line with a 15 million pound capacity. This line, costing $5.8 million, will manufacture products for Mexico and other rapidly emerging Latin American markets.

     The Mexican economy, with a population of 90 million, offers significant potential. The number of consumers, particularly young people, is increasing rapidly. They are demanding quality-of-life improvements such as ready-to-eat foods, disposable diapers, small appliances, and electronic goods. These products often contain high-performance plastic materials and films.

     Outside of Mexico, strong year-to-year growth is evident in consumer product sectors throughout Central and South America. Stable governments and good growth prospects are attracting large capital investments that create employment and increase disposable income.

     Plastic products also play an important role in Latin American water management and organic farming operations. Plastic films enable irrigation systems to be more efficient, reducing the amount of water required for crops. Other plastic films reduce the need for pesticides. For example, a silver mulch film made from A. Schulman materials repels crop-damaging insects from plants and vegetation.

[Photo 13: Satellite view of the earth.]

     Finally, the automotive and transportation sector is a significant and expanding market in Latin America. A. Schulman's strong position as a supplier of specialty automotive compounds will enable the Company to capitalize on many prospects for new business.

Asia

A. Schulman has supplied the Asian market for decades with products from its plants in Europe and North America. In order to better service existing customers and expand its business base, the Company opened an office in Singapore during 1995. The Company also has a team of dedicated agents throughout the Asia-Pacific region.

     A. Schulman currently is constructing a manufacturing facility in Indonesia, with an initial capacity of approximately 12 million pounds. This facility is scheduled to begin production in November 1997. The plant's initial capacity is virtually sold-out at the present time.


[PHOTO 14: Red plastic plates; black plastic utensils; red, blue and yellow plastic cups; baseball bat and baseball with Cleveland Indians logo.]

     Asia's overall plastics market is expected to grow at an annual rate of close to 10% for the next three years. As a result, significant market potential exists for A. Schulman's packaging materials and products used in a broad range of consumer and electronic applications.

     A. Schulman expects this area of the world to continue to present above-average growth opportunities.

Protective gear is required against sparks and spatters of molten metal which are typical hazards of modern hand welding operations. This welding mask is molded from a special A. Schulman high-performance plastic which resists heat, sparks, spatters and rough usage under often difficult job conditions.





[PHOTO 15: Satellite view of the earth.]

[Photo 14: Red plastic plates; black plastic utensils; red, blue and yellow plastic cups; baseball bat and baseball with Cleveland Indians logo.]

Photo caption: These attractive plastic plates and cups add color and style to any picnic or patio meal. Their attractive colors are derived from A. Schulman concentrates. The Company's quality colors and pre-colored resins also are used for a variety of other patio furnishings and accessories, as well as in an array of familiar kitchen and household goods.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF INCOME

                                                                    Year Ended August 31,
                                                    ---------------      --------------     --------------
                                                         1997                 1996               1995

Net Sales ....................................      $   996,376,000       $976,694,000      $1,027,458,000

Interest and Other Income ....................            4,998,000          6,075,000           7,099,000
                                                    ---------------       ------------      --------------

    Total ....................................        1,001,374,000        982,769,000       1,034,557,000
                                                    ---------------       ------------      --------------

Costs and Expenses:
  Cost of sales ..............................          833,345,000        826,076,000         863,409,000
  Selling, general and administrative expenses           78,500,000         81,118,000          75,551,000
  Interest expense ...........................            3,143,000          4,192,000           5,250,000
  Foreign currency transaction losses (gains)              (756,000)            57,000              20,000
  Minority interest ..........................              860,000            354,000             515,000
                                                    ---------------       ------------      --------------
                                                        915,092,000        911,797,000         944,745,000
                                                    ---------------       ------------      --------------


Income Before Taxes ..........................           86,282,000         70,972,000          89,812,000

Provision for U.S. and Foreign Income Taxes ..           35,538,000         28,795,000          36,194,000
                                                    ---------------       ------------      --------------
Net Income ...................................      $    50,744,000       $ 42,177,000      $   53,618,000
                                                    ===============       ============      ==============

Earnings per Share of Common Stock ...........      $          1.37       $       1.12      $         1.43
                                                    ===============       ============      ==============


The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
Consolidated Statement of Stockholders' Equity



                                                                                                     Cumulative
                                                                                                       Foreign         Unearned
                                                                                                      Currency           Stock
                                                       Common           Other         Retained       Translation         Grant
                                                        Stock          Capital        Earnings       Adjustment      Compensation
                                                      ===========================================================================
Balance at August 31, 1994 ...................        $37,902,000    $35,813,000     $256,826,000     $26,570,000    ($1,425,000)
Net income for 1995 ..........................                                         53,618,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share ..............                                            (54,000)
  Common stock, $.33 per share ...............                                        (12,411,000)
Foreign currency translation adjustment ......                                                         15,409,000
Stock options exercised ......................            120,000      2,256,000
Amortization of restricted stock .............                                                                           361,000
                                                      -----------    -----------     ------------    ------------    -----------
Balance at August 31, 1995....................         38,022,000     38,069,000      297,979,000      41,979,000     (1,064,000)
Net income for 1996 ..........................                                         42,177,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share ..............                                            (54,000)
  Common stock, $.37 per share ...............                                        (13,931,000)
Foreign currency translation adjustment ......                                                         (5,117,000)
Stock options exercised ......................            287,000      5,369,000
Grant of restricted stock ....................                         1,036,000                                      (1,036,000)
Amortization of restricted stock .............                                                                           386,000
                                                      -----------    -----------     ------------    ------------    -----------
Balance at August 31, 1996 ...................         38,309,000     44,474,000      326,171,000      36,862,000     (1,714,000)
Net income for 1997 ..........................                                         50,744,000
Cash dividends paid or accrued:
  Preferred stock, $5 per share ..............                                            (53,000)
  Common stock, $.41 per share ...............                                        (15,271,000)
Foreign currency translation adjustment ......                                                        (43,435,000)
Issue of restricted stock ....................             34,000        (62,000)
Amortization of restricted stock .............                                                                           562,000
                                                      -----------    -----------     ------------    ------------    -----------
Balance at August 31, 1997 ...................        $38,343,000    $44,412,000     $361,591,000    ($ 6,573,000)   ($1,152,000)
                                                      ===========    ===========     ============    ============    ===========

A. Schulman, Inc.
Consolidated Balance Sheet

                                                                                      August 31,        August 31,
                                                                                         1997              1996
                                                                                     ============      ============

ASSETS

Current Assets:
Cash and cash equivalents .....................................................      $ 69,147,000      $113,555,000
Short-term investments, at cost ...............................................         2,762,000        36,925,000
Accounts receivable, less allowance for doubtful accounts of $5,304,000 in 1997
  and $5,903,000 in 1996 ......................................................       150,192,000       152,342,000
Inventories, average cost or market, whichever is lower .......................       164,432,000       150,363,000
Prepaids, including tax effect of temporary differences .......................        17,181,000        13,618,000
                                                                                     ------------      ------------
  Total Current Assets ........................................................       403,714,000       466,803,000
                                                                                     ------------      ------------


Other Assets:
Cash surrender value of life insurance ........................................           447,000           411,000
Deferred charges, etc., including tax effect of temporary differences .........        19,389,000        17,128,000
                                                                                     ------------      ------------
                                                                                       19,836,000        17,539,000
                                                                                     ------------      ------------



Property, Plant and Equipment, at cost:
Land and improvements .........................................................         9,995,000         9,312,000
Buildings and leasehold improvements ..........................................        67,129,000        70,907,000
Machinery and equipment .......................................................       188,777,000       193,190,000
Furniture and fixtures ........................................................        20,358,000        20,446,000
Construction in progress ......................................................         9,158,000         1,969,000
                                                                                     ------------      ------------
                                                                                      295,417,000       295,824,000

Accumulated depreciation and investment grants of $395,000 in 1997
  and $551,000 in 1996 ........................................................       156,022,000       156,788,000
                                                                                     ------------      ------------
                                                                                      139,395,000       139,036,000
                                                                                     ------------      ------------
                                                                                     $562,945,000      $623,378,000
                                                                                     ============      ============


The accompanying notes are an integral part of the consolidated financial statements.

                                                                                   August 31,          August 31,
                                                                                      1997                1996
                                                                                  =============       =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Notes payable ..............................................................      $   3,000,000       $   7,000,000
Current portion of long-term debt ..........................................             36,000              41,000
Accounts payable ...........................................................         63,095,000          51,816,000
U.S. and foreign income taxes payable ......................................         12,244,000          10,898,000
Accrued payrolls, taxes and related benefits ...............................         17,139,000          17,921,000
Other accrued liabilities ..................................................         16,227,000          18,281,000
                                                                                  -------------       -------------
  Total Current Liabilities ................................................        111,741,000         105,957,000
                                                                                  -------------       -------------
Long-term Debt .............................................................         12,009,000          40,054,000

Other Long-term Liabilities ................................................         32,309,000          33,642,000

Deferred Income Taxes ......................................................          9,462,000           8,677,000

Minority Interest ..........................................................          4,023,000           1,938,000

Stockholders' Equity:
Preferred stock, 5% cumulative, $100 par value, authorized,
  issued and outstanding - 10,689 shares in 1997 and 10,705 shares in 1996 .          1,069,000           1,071,000
Special stock, 1,000,000 shares authorized, none outstanding ...............                 --                  --
Common stock, $1 par value
  Authorized - 75,000,000 shares
  Issued - 38,342,867 shares in 1997 and 38,308,805 shares in 1996 .........         38,343,000          38,309,000
Other capital ..............................................................         44,412,000          44,474,000
Cumulative foreign currency translation adjustment .........................         (6,573,000)         36,862,000
Retained earnings ..........................................................        361,591,000         326,171,000
Treasury stock, at cost, 2,112,674 shares in 1997 and 502,674 shares in 1996        (44,289,000)        (12,063,000)
Unearned stock grant compensation ..........................................         (1,152,000)         (1,714,000)
                                                                                  -------------       -------------
Common Stockholders' Equity ................................................        392,332,000         432,039,000
                                                                                  -------------       -------------
  Total Stockholders' Equity ...............................................        393,401,000         433,110,000
                                                                                  -------------       -------------
                                                                                  $ 562,945,000       $ 623,378,000
                                                                                  =============       =============

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                     Year Ended August 31,

                                                                          1997                 1996                1995
                                                                      =============       =============       =============
Provided from (used in) operating activities:
  Net income ...................................................      $  50,744,000       $  42,177,000       $  53,618,000
  Items not requiring the current use of cash:
    Depreciation ...............................................         17,800,000          18,130,000          16,834,000
    Non-current deferred taxes .................................          1,266,000           2,410,000           1,870,000
    Foreign pension and other deferred compensation ............          2,284,000           2,654,000           2,871,000
    Postretirement benefit obligation ..........................            774,000             820,000             713,000
  Changes in working capital:
    Accounts receivable ........................................        (16,753,000)        (10,190,000)         (6,757,000)
    Inventories ................................................        (27,794,000)         39,603,000         (49,110,000)
    Prepaids ...................................................         (4,417,000)         (1,126,000)           (775,000)
    Accounts payable ...........................................         21,849,000          (8,015,000)          1,867,000
    Income taxes ...............................................          2,385,000          (4,058,000)          4,657,000
    Accrued payrolls and other accrued liabilities .............          1,199,000           1,381,000           1,610,000
  Changes in other assets and other long-term liabilities ......         (3,791,000)           (161,000)         (2,265,000)
                                                                      -------------       -------------       -------------
      Net cash provided from operating activities ..............         45,546,000          83,625,000          25,133,000
                                                                      -------------       -------------       -------------
Provided from (used in) investing activities:
  Expenditures for property, plant and equipment ...............        (27,201,000)        (18,542,000)        (58,533,000)
  Disposals of property, plant and equipment ...................          1,428,000             529,000             371,000
  Purchases of short-term investments ..........................        (10,893,000)       (173,573,000)       (112,044,000)
  Proceeds from sales of short-term investments ................         41,504,000         196,446,000         117,776,000
                                                                      -------------       -------------       -------------
      Net cash provided from (used in) investing activities ....          4,838,000           4,860,000         (52,430,000)
                                                                      -------------       -------------       -------------
Provided from (used in) financing activities:
  Cash dividends paid ..........................................        (15,335,000)        (13,958,000)        (12,442,000)
  Increase (decrease) of notes payable .........................         (4,000,000)        (10,800,000)          5,500,000
  Reduction of long-term debt ..................................        (28,037,000)        (35,039,000)            (37,000)
  Increase of long-term debt ...................................                 --                  --          52,000,000
  Exercise of stock options ....................................                 --           5,656,000           2,376,000
  Investment grants from foreign countries .....................                 --             255,000                  --
  Increase (decrease) in minority interest, net of distributions          2,085,000             355,000             (86,000)
  Purchase of treasury stock ...................................        (32,226,000)         (1,225,000)                 --
  Redemption of preferred stock ................................             (2,000)                 --                  --
                                                                      -------------       -------------       -------------
      Net cash provided from (used in) financing activities ....        (77,515,000)        (54,756,000)         47,311,000
                                                                      -------------       -------------       -------------
Effect of exchange rate changes on cash ........................        (17,277,000)         (4,171,000)          3,921,000
                                                                      -------------       -------------       -------------
Net increase (decrease) in cash and cash equivalents ...........        (44,408,000)         29,558,000          23,935,000
Cash and cash equivalents at beginning of year .................        113,555,000          83,997,000          60,062,000
                                                                      -------------       -------------       -------------
Cash and cash equivalents at end of year .......................      $  69,147,000       $ 113,555,000       $  83,997,000
                                                                      =============       =============       =============


Cash paid during the year for:
  Interest .....................................................      $   3,388,000       $   4,795,000       $   3,846,000
  Income Taxes .................................................      $  30,760,000       $  32,227,000       $  31,093,000



The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of A. Schulman, Inc. and its domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated.

     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Co. in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $61,679,000 at August 31, 1997 and $102,040,000 at August 31, 1996. Investments
with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.

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

GOODWILL

     Net goodwill of $7,359,000 is being amortized over 5 to 25 years using the straight-line method and is included in deferred charges.

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

STOCK BASED COMPENSATION

     Effective September 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). As provided for under this statement, the Company has elected to continue to account for stock based compensation under the provisions of Accounting Principles Boards Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Refer to Note 8.

NOTE 2 -- INVESTMENT GRANTS

   The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company's European manufacturing facilities. The total cost of the facilitites has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities is depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $123,000 in 1997, $119,000 in 1996, and $254,000 in
1995.

NOTE 3 -- LONG-TERM DEBT AND CREDIT ARRANGEMENTS

                                                                        August 31,

                                                              1997                        1996
                                                         ------------                 ------------
A. Schulman, Inc.:
  Revolving credit loan, 5.815% in 1997
    and 5.81% in 1996 ................................    $12,000,000                  $40,000,000
Notes payable of foreign subsidiary:
  5% through September 1998 ..........................         45,000                       95,000
                                                          -----------                  -----------

                                                           12,045,000                   40,095,000
Less current portion .................................         36,000                       41,000
                                                          -----------                  -----------
                                                          $12,009,000                  $40,054,000
                                                          ===========                  ===========


     The revolving credit agreement, as amended on August 14, 1997, provides for borrowings of up to $100,000,000 on a revolving credit basis through August 14, 2002. A facility fee of 71/2 basis points must be paid to the banks. Under the terms of this agreement, approximately $95,000,000 of retained earnings was available for the payment of cash dividends at August 31, 1997.

     The 5% note for $45,000 is a French Franc obligation which is repayable in quarterly installments.

     Annual maturities of long-term debt for the five years subsequent to August 31, 1997 are $36,000 in 1998, $9,000 in 1999 and $12,000,000 in 2002.

     The Company has $34,000,000 of unsecured short-term lines of credit from various domestic banks. Short-term borrowings of $3,000,000 with a weighted average interest rate of 5.975% at August 31, 1997 and $7,000,000 with a weighted average interest rate of 5.81% at August 31, 1996 were outstanding under these domestic lines.

     The Company has $29,650,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 1997. No foreign short-term borrowings were outstanding at August 31, 1997 or 1996.

NOTE 4 -- FOREIGN CURRENCY FORWARD CONTRACTS

     The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company's exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company does not hold or issue foreign exchange contracts for trading purposes. The following table presents a summary of foreign exchange contracts outstanding as of August 31, 1997 and August 31, 1996:

                          1997                   1996
                 ---------------------- ------------------------
                  Contract     Fair       Contract       Fair
                   Amount      Value       Amount       Value
                ----------- ----------- ------------  ----------

Buy Currency    $ 2,636,000 $ 2,529,000 $   390,000  $   391,000

Sell Currency   $50,747,000 $50,315,000 $49,960,000  $50,131,000

     The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. All of the foreign exchange contracts were in European or United States currencies and generally have maturities of less than nine months. Foreign exchange contracts are entered into with several financial institutions having good credit ratings.

NOTE 5 -- INCOME TAXES
  Income before taxes is as follows:

                                        Year Ended August 31,

                                 1997                1996                1995
                             -----------         -----------         ------------

Domestic ...........         $ 8,470,000         $ 4,876,000         $17,231,000
Foreign ............          77,812,000          66,096,000          72,581,000
                             -----------         -----------         -----------
                             $86,282,000         $70,972,000         $89,812,000
                             ===========         ===========         ===========

     The provisions for U.S. and foreign income taxes consist of the following:

                                          Year Ended August 31,

                                  1997                 1996              1995
                             ------------        ------------       ------------

Current taxes:
  U.S ................       $  3,402,000        $  1,764,000       $  4,244,000
  Foreign ............         32,812,000          26,946,000         29,252,000
                             ------------        ------------       ------------
                              36,214,000          28,710,000         33,496,000
                             ------------        ------------       ------------

Deferred taxes:
  U.S ................         (1,357,000)             72,000          1,868,000
  Foreign ............            681,000              13,000            830,000
                             ------------        ------------       ------------
                                 (676,000)             85,000          2,698,000
                             ------------        ------------       ------------
                             $ 35,538,000        $ 28,795,000       $ 36,194,000
                             ============        ============       ============

     A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 41.2% in 1997, 40.6% in 1996 and 40.3% in 1995 is as follows:

                        1997           1996           1995
                            % of           % of           % of
                          Pretax         Pretax         Pretax
(in thousands)      AmountIncome  Amount Income  Amount Income
                   ------------  -------------  -------------
Statutory U.S.
  tax rate ....... $30,199 35.0% $24,840  35.0% $31,434  35.0%
Amount of
  foreign
  income taxes
  in excess of
  U.S. taxes at
  statutory
  rate ...........   4,751  5.5    4,208   5.9    4,326   4.8
Other, net .......     588   .7    (253)   (.3)    434     .5
                   ------------  -------------  -------------
                   $35,538 41.2% $28,795  40.6% $36,194  40.3%
                   ============  =============  =============

   Deferred tax assets and (liabilities) consist of the following at August 31, 1997 and August 31, 1996:

(in thousands)                                      1997                  1996
                                                    ----                  ----
Pensions ..................................      $  2,450              $  2,426
Inventory reserves ........................         2,259                 1,959
Bad debt reserves .........................         1,217                 1,498
Accruals ..................................         3,181                 3,099
Dividend to be received ...................           709                   578
Postretirement benefits other than pensions         4,216                 3,945
Foreign tax credit carryforwards ..........         5,937                 3,155
Alternative minimum tax carryforwards .....         1,684                    --
Other .....................................         2,715                 2,486
                                                 --------              --------
Gross deferred tax assets .................        24,368                19,146
Valuation allowance .......................        (5,937)               (3,155)
                                                 --------              --------
Total deferred tax assets .................        18,431                15,991
                                                 --------              --------
Depreciation ..............................       (15,365)              (13,861)
Other .....................................          (143)                   --
                                                 --------              --------
Gross deferred tax liabilities ............       (15,508)              (13,861)
                                                 --------              --------
                                                 $  2,923              $  2,130
                                                 ========              ========

     The valuation allowance is for foreign tax credit carryforward benefits which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 1998 to 2002.

     The tax effect of temporary differences included in prepaids were $9,996,000 and $9,432,000 at August 31, 1997 and 1996 respectively. Deferred charges also included $2,389,000 and $1,375,000 from the tax effect of temporary differences at August 31, 1997 and 1996 respectively.

     At August 31, 1997, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $184,922,000 because the Company intends to reinvest these earnings.

NOTE 6 -- RETIREMENT PLANS
   The total expense for all retirement plans was $6,191,000 in 1997, $6,009,000 in 1996, and $5,503,000 in 1995. The components of pension expense are as follows:

                                                  Year Ended August 31,
                                      -----------       -----------       -----------
                                          1997               1996           1995
                                      -----------       -----------       -----------
Defined Benefit Plans:
  Service cost-benefits earned
  during the period ............      $ 1,372,000       $ 1,402,000       $ 1,243,000
  Interest accrued on projected
  benefit obligation ...........        1,675,000         1,783,000         1,520,000
  Actual return on assets ......         (681,000)         (414,000)         (184,000)
  Net amortization and deferral           268,000           242,000            67,000
                                      -----------       -----------       -----------
                                        2,634,000         3,013,000         2,646,000
Defined contribution plans .....        3,557,000         2,996,000         2,857,000
                                      -----------       -----------       -----------
Net periodic pension cost ......      $ 6,191,000       $ 6,009,000       $ 5,503.000
                                      ===========       ===========       ===========

     The following table presents the funded status of the defined benefit plans as of August 31, 1997 and August 31, 1996:

                                                                                  1997                              1996
                                                                   -----------------------------     -------------------------------
                                                                   Assets Exceed     Accumulated     Assets Exceed       Accumulated
                                                                     Accumulated        Benefits       Accumulated          Benefits
                                                                        Benefits   Exceed Assets          Benefits     Exceed Assets

Actuarial present value of benefit obligations:
  Vested benefit obligation .................................      $  4,551,000     $ 13,765,000      $  3,289,000     $ 15,391,000
  Non-vested benefit obligation .............................                --        1,929,000                --        2,317,000
                                                                   ------------     ------------      ------------     ------------
  Accumulated benefit obligation ............................      $  4,551,000     $ 15,694,000      $  3,289,000     $ 17,708,000
                                                                   ============     ============      ============     ============
Projected benefit obligation ................................      $  6,165,000     $ 17,668,000      $  4,472,000     $ 20,067,000
Plan assets at fair value ...................................         4,576,000        1,148,000         3,751,000        1,038,000
                                                                   ------------     ------------      ------------     ------------
Projected benefit obligation in excess of plan assets .......        (1,589,000)     (16,520,000)         (721,000)     (19,029,000)
Unrecognized net liability at date of adoption of SFAS No. 87           342,000        1,341,000           461,000        1,772,000
Unrecognized prior service cost .............................            49,000          399,000            51,000          431,000
Unrecognized net loss (gain) ................................         1,055,000       (2,447,000)          182,000       (2,530,000)
Adjustment required to recognize minimum liability ..........                --         (716,000)               --         (712,000)
                                                                   ------------     ------------      ------------     ------------

Accrued pension cost ........................................      $   (143,000)    $(17,943,000)     $    (27,000)    $(20,068,000)
                                                                   ============     ============      ============     ============

Significant Assumptions:                                             U.S.-1997      Foreign-1997        U.S.-1996      Foreign-1996
-----------------------                                            ------------     ------------      ------------     ------------

Discount rate                                                              7.5%       7.0%- 8.0%          7.5%           7.0%- 9.0%
Expected rate of return on assets                                          9.5%       0.0%-11.0%          9.5%           0.0%-11.0%
Rate of increase in compensation levels                                      --       3.0%- 7.0%            --           3.0%- 7.0%



     In respect to multiemployer plans in the U.S., ERISA extends the Company's liability for benefit obligations in the event of termination or withdrawal. The extent of any potential unfunded liability is not determinable at this time.

     The Company has agreements with three current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to two employees or their beneficiaries for a ten year period and $75,000 to one employee or his beneficiary for a ten year period. Under these agreements, $2,000,000 is vested and $750,000 will vest over the next four to six years. However, vesting and payments may be accelerated under certain conditions. The Company has provided $131,000 in 1997, $131,000 in 1996 and $182,000 in 1995 to cover the current cost for such agreements. In connection with such agreements, the Company owns and is the beneficiary of life insurance policies amounting to $3,500,000. The amounts provided are included in other long-term liabilities.

NOTE 7 -- POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS

     The Company provides postretirement health care and life insurance benefits to certain domestic employees. The postretirement benefit cost includes the following components:

                                                   Year Ended August 31,

                                            1997           1996           1995
                                         --------        --------        --------
Service cost -- benefits earned
  during the period ..............      $ 542,000       $ 550,000       $ 509,000
Interest cost on projected benefit
  obligation .....................        607,000         572,000         558,000
Net amortization .................       (152,000)       (135,000)       (146,000)
                                         --------        --------        --------

                                        $ 997,000       $ 987,000       $ 921,000
                                        =========       =========       =========

   The Company's postretirement health care and life insurance plans are not funded. The status of the plans at August 31, 1997 and August 31, 1996 is as follows:

                                                         1997            1996
                                                    -----------      -----------

Actuarial present value of accumulated
    postretirement benefit obligation:
  Retirees ...................................      $ 2,089,000      $ 2,247,000
  Fully eligible active plan participants ....        1,708,000        1,640,000
  Other active plan participants .............        5,030,000        4,329,000
                                                    -----------      -----------
                                                      8,827,000        8,216,000
Unrecognized net gain ........................        1,447,000        1,149,000

Unrecognized prior service cost ..............        1,773,000        1,908,000
                                                    -----------      -----------

Net postretirement benefit liability .........      $12,047,000      $11,273,000
                                                    ===========      ===========

     The net postretirement benefit liability is included in other long-term liabilities.

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10% in 1997, 10.5% in 1996 and 11% in 1995, gradually declining to 6% in 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $1,153,000 at August 31, 1997 and the postretirement benefit cost by $196,000 for the year then ended.

     The discount rate used in determining the accumulated postretirement benefit obligation at August 31 was 7.5% in 1997 and 1996.

NOTE 8 -- INCENTIVE STOCK PLANS

     Effective in December 1991, the Company adopted the 1991 Stock Incentive Plan and authorized 1,875,000 shares for future grants. The 1991 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. The option price of incentive stock options is the fair market value of the common shares on the date of grant. In the case of nonqualified stock options, the Company intends to grant options at fair market value on the date of grant, however, the Plan does provide that the option price may not be less than 50% of the fair market value of the common shares on the date of grant. Stock options may be exercised as determined by the Company, but in no event prior to six months following the date of grant or after the tenth anniversary date of grant. At August 31, 1997, there were 818,656 shares available for issuance under the 1991 Plan.

     Effective in October 1992, the Company adopted the 1992 Non-Employee Directors' Stock Option Plan and authorized 125,000 shares for future grants. The 1992 Plan provides for the grant of 875 nonqualified stock options to each non-employee director on the first business day of February of each year. The option price is the fair market value of the common shares on the first business day immediately preceding the date of grant. All options become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant of the option. Each option expires five years from the date of grant. At August 31, 1997, there were 94,375 shares available for issuance under the 1992 Plan.

     The following is a summary with respect to option activity for all of the plans:

                                            Year Ended August 31,
                                ===============================================
                                          1997                     1996
                                ----------------------     ---------------------
                                              Weighted                  Weighted
                                  Shares       Average      Shares      Average
                                  Under       Exercise       Under      Exercise
                                 Option         Price        Option       Price
Outstanding at beginning
  of year ................       768,658       $24.86       919,559      $23.54
Granted during the year ..       261,450        18.58       204,025       22.99
Exercised during the year             --                   (286,563)      19.74
Cancelled during the year       (114,413)       25.87       (68,363)      23.03
                                --------                   --------

Outstanding at end of year       915,695        22.94       768,658       24.86
                                ========                   ========

Exercisable at end of year       387,221        25.01       331,409       25.49
                                ========                   ========

     Under the 1991 Plan, 35,125 shares of restricted stock were granted on August 18, 1992, 34,000 shares were granted on August 19, 1994, and 43,150 shares were granted on July 11, 1996. The fair market value on the date of grant in 1992 was $26 per share, 1994 was $26.25 per share and in 1996 was $23 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Unearned compensation representing the fair market value of the shares at the date of grant is charged to income over the five year vesting period. Compensation expense for restricted stock was $533,000 in 1997, $387,000 in 1996, and $361,000 in 1995.

     The following table summarizes information about options outstanding at August 31, 1997:

                                            Weighted Average
                                        -----------------------
   Grant       Options      Options     Exercise      Remaining
   Date      Outstanding  Exercisable     Price     Life (Years)
----------------------------------------------------------------
   8/93        149,720      149,720      $24.60           1
   8/94        128,250       96,188       26.25           2
   8/95        161,550       80,775       25.50           3
   7/96        193,150       48,288       23.00           4
   4/97        252,400        --          18.50          4.7
 All other      30,625       12,250       23.70          2.8

     No expense has been charged to income relating to stock options. If the fair value method of accounting for stock options under SFAS 123 had been used, the after tax expense relating to the stock options would have been $249,000, or $.01 per share, in 1997 and $28,000, or no impact on earnings per share, in 1996. Pro forma net income would have been $50,495,000 in 1997 and $42,149,000 in 1996. The pro forma amounts listed above do not take into consideration the pro forma compensation expense related to grants made prior to fiscal 1996. The weighted average fair value at the date of grant was $5.84 and $7.22 for options granted in 1997 and 1996.

     Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option- pricing model. The following weighted average assumptions were used for grants in fiscal 1997 and 1996:

                                            1997         1996
                                           ------       ------
Expected life (years)                           5            5
Interest rate                                6.7%         6.7%
Volatility                                  26.9%        27.1%
Dividend yield                              1.33%        1.33%

NOTE 9 -- CAPITAL STOCK AND STOCKHOLDER RIGHTS PLAN

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


     The Company may redeem the Rights at a price of $.01 per Right at any time prior to the 10th business day after public announcement of the acquisition by any person or entity of 15% or more of the Company's Common Stock. The Rights will expire on January 25, 2006 unless earlier redeemed by the Company. At no time will the Rights have any voting power.

NOTE 10 -- LEASES

     Total rental expense was $3,021,000 in 1997, $2,847,000 in 1996 and
$2,760,000 in 1995. The future minimum rental commitments for non-cancellable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,                           Minimum rental

   1998                                             $2,034,000
   1999                                              2,102,000
   2000                                              1,229,000
   2001                                                640,000
   2002                                                232,000
   Later years                                          14,000
                                                    -----------
                                                    $6,251,000
                                                    ==========


NOTE 11 -- BUSINESS SEGMENT INFORMATION

     The Company is engaged in the sale of plastic resins in various forms which are used as raw materials by its customers. The Company considers its business to be a single industry segment.

     A summary of operating information by geographic area for the three years ended August 31, 1997 is as follows:

                                                                                             Adjustments
                                                        North                                    and
(in thousands)                                        America               Europe           Eliminations          Consolidated
                                                      -------               ------           ------------          ------------
AUGUST 31, 1997
Sales to unaffiliated
  customers ......................................   $  446,832           $  549,544                  --           $  996,376
Inter-geographic
  sales ..........................................        3,253                  497          $   (3,750)                  --
                                                     ----------           ----------          ----------           ----------
    Total sales ..................................   $  450,085           $  550,041          $   (3,750)          $  996,376
                                                     ==========           ==========          ==========           ==========
Operating income .................................   $   31,676           $   66,495          $       --           $   98,171
                                                     ==========           ==========          ==========
Interest expense .................................                                                                     (3,143)
Corporate expense less revenues ..................                                                                     (9,502)
Foreign currency transaction gains ...............                                                                        756
                                                                                                                   ----------
Income before taxes ..............................                                                                 $   86,282
                                                                                                                   ==========
Identifiable assets ..............................   $  280,344           $  282,533          $     (945)          $  561,932
                                                     ==========           ==========          ==========

Corporate assets .................................                                                                      1,013
                                                                                                                   ----------
Total assets .....................................                                                                 $  562,945
                                                                                                                   ==========

AUGUST 31, 1996
Sales to unaffiliated
  customers ......................................   $  415,322           $  561,372                  --           $  976,694
Inter-geographic
  sales ..........................................        2,440                  334          $   (2,774)                  --
                                                     ----------           ----------          ----------           ----------
    Total sales ..................................   $  417,762           $  561,706          $   (2,774)          $  976,694
                                                     ==========           ==========          ==========           ==========

Operating income .................................   $   26,511           $   55,823          $       --           $   82,334
                                                     ==========           ==========          ==========

Interest expense .................................                                                                     (4,192)
Corporate expense less revenues ..................                                                                     (7,113)
Foreign currency transaction losses ..............                                                                        (57)
                                                                                                                   ----------
Income before taxes ..............................                                                                 $   70,972
                                                                                                                   ==========
Identifiable assets ..............................   $  261,942           $  361,302          $     (573)          $  622,671
                                                     ==========           ==========          ==========
Corporate assets .................................                                                                        707
                                                                                                                   ----------
Total assets .....................................                                                                 $  623,378
                                                                                                                   ==========

AUGUST 31, 1995
Sales to unaffiliated
  customers ......................................   $  417,893           $  609,565                  --           $1,027,458
Inter-geographic
  sales ..........................................        2,748                  658          $   (3,406)                  --
                                                     ----------           ----------          ----------           ----------

    Total sales ..................................   $  420,641           $  610,223          $   (3,406)          $1,027,458
                                                     ==========           ==========          ==========           ==========

Operating income .................................   $   35,945           $   63,615          $       --           $   99,560
                                                     ==========           ==========          ==========

Interest expense .................................                                                                     (5,250)
Corporate expense less revenues ..................                                                                     (4,478)
Foreign currency transaction losses ..............                                                                        (20)
--------------------------------------------------                                                                 ----------
Income before taxes ..............................                                                                 $   89,812
                                                                                                                   ==========
Identifiable assets ..............................   $  284,806           $  361,917          $     (600)          $  646,123
                                                     ==========           ==========          ==========

Corporate assets .................................                                                                      1,043
                                                                                                                   ----------
Total assets .....................................                                                                 $  647,166
                                                                                                                   ==========

     The North American geographic area includes operations in the United States, Canada and Mexico. The Company's European operations are conducted in Belgium, France, Germany, Poland, Switzerland and the United Kingdom.

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

NOTE 13 -- QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED) (In thousands, except per share data)

                              Quarter ended                                 Year ended
                    -------------------------------------------------     ------------
                     Nov. 30,     Feb. 28,       May 31,      Aug. 31,        Aug. 31,
                       1996         1997          1997          1997           1997
                    -------------------------------------------------     ------------
Net sales ....      $257,807      $241,125      $259,231      $238,213      $996,376
Gross profit .        42,243        36,898        43,869        40,021       163,031
Net income ...        11,982         9,747        13,722        15,293        50,744
Net income per
  share of
  common stock          $.32          $.26          $.37          $.42         $1.37



                                       Quarter ended                      Year ended
                   --------------------------------------------------     ----------
                    Nov. 30,      Feb. 29,      May 31,       Aug. 31,     Aug. 31,
                      1995         1996          1996          1996          1996
                   --------------------------------------------------     ----------
Net sales ....      $249,541      $233,625      $254,432      $239,096      $976,694
Gross profit .        36,055        33,543        40,742        40,278       150,618
Net income ...         8,474         7,612        12,104        13,987        42,177
Net income per
  share of
  common stock          $.23          $.20          $.32          $.37         $1.12


A. Schulman, Inc.
Report of Independent Accountants



===============================================================================
PRICE WHATERHOUSE LLP [LOGO]

To the Board of Directors and Stockholders of A. Schulman, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP


Cleveland, Ohio
October 14, 1997

A. Schulman, Inc.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
1997

Net sales for 1997 were $996.4 million or 2% higher than 1996 sales of $976.7 million. A comparison of net sales is as follows:

                                                 (In Thousands)
                                   ========          ========          ========
                                                                        Increase
                                      1997              1996            (Decrease)

Manufacturing ...........          $607,922          $598,297          $  9,625
Merchant ................           229,350           201,795            27,555
Distribution ............           159,104           176,602           (17,498)
                                   --------          --------          --------
                                   $996,376          $976,694          $ 19,682
                                   ========          ========          ========

     The translation effect from the stronger U.S. dollar decreased 1997 sales by $57.5 million.

     Worldwide tonnage for 1997 was 8.8% higher than 1996. Tonnage was up approximately 10% in Europe and 7% in North America.

     Gross margins on sales were 16.4% in 1997 compared with 15.4% in 1996. The increase in 1997 gross profit margins was primarily derived from manufacturing. The improvement in manufacturing margins was partially offset by lower margins for distribution activities. A comparison of gross profit is as follows:

                                                     (In Thousands)
                                   ========          ========          ========
                                                                         Increase
                                      1997              1996            (Decrease)

Manufacturing ...........          $116,725          $102,557          $ 14,168
Merchant ................            26,096            22,331             3,765
Distribution ............            20,210            25,730            (5,520)
                                   --------          --------          --------
                                   $163,031          $150,618          $ 12,413
                                   ========          ========          ========

     Selling, general and administrative expenses decreased $2.6 million in 1997. The strengthening of the U.S. dollar decreased these expenses by $4.9 million in 1997. In addition, bad debt provisions were lower in 1997. These reductions were partially offset by higher compensation levels and additional costs to support the increase in sales volume.

     Interest expense decreased in 1997 due to lower levels of borrowing.

     Other income was down because of lower interest income resulting from a decline in European temporary investments.

     Foreign currency transaction gains in 1997 resulted primarily from the payment of dividends from affiliates outside the United States.

     The minority interest on the Consolidated Statement of Income represents a 30% equity position of MKV America Inc., an affiliate of Mitsubishi Chemical MKV Company, in a partnership with the Company. Earnings of the partnership increased during 1997 due to the addition of a second manufacturing line.

     The effective tax rate was 41.2% in 1997 and 40.6% in 1996. The 1997 tax rate was higher primarily because of greater provisions for various international issues.

     The strengthening in the value of the U.S. dollar decreased net income by approximately $3.8 million or $.10 per share in 1997. The translation effect from currency fluctuations is not covered with contracts, options or other devices. Generally, forward hedging contracts are used to mitigate exposure to currency transactions. The Company does not utilize any other types of derivative instruments.

     Earnings in Europe increased $4.6 million or 13% in 1997 despite the adverse translation effect from the stronger U.S. dollar. Overall, tonnage was up 10% with especially strong results in the manufacturing operations where volume increased 14%. European profit margins were up due to utilization rates close to capacity.

     North American earnings increased $4 million or 61% in 1997. Total tonnage grew 7% and plant capacity utilization was approximately 75%.

     The European operations currently have a strong level of orders and continue to operate at or near capacity levels. Pricing is firm and there appears to be an overall improvement in the European economies. However, the strength of the U.S. dollar should continue to have an adverse impact for 1998.

     North America also has a good level of orders and demand from the automotive industry is stable. In addition, it is anticipated that North America will experience sound overall economic conditions in the months ahead.

1996

Net sales were $976.7 million in 1996, a decrease of 4.9% over 1995 sales of $1,027.5 million. A comparison of net sales is as follows:

                                          (In Thousands)

                                                                      Increase
                                   1996             1995             (Decrease)
                             ===========        ===========         ===========
Manufacturing .......        $   598,297        $   593,478         $     4,819
Merchant ............            201,795            230,330             (28,535)
Distribution ........            176,602            203,650             (27,048)
                             -----------        -----------         -----------
                             $   976,694        $ 1,027,458         $   (50,764)
                             ===========        ===========         ===========

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

     Gross margins on sales were 15.4% in 1996 compared with 16% in 1995. The primary reasons for the lower margins were the decline in plastic resin prices early in fiscal 1996 and a reduction in capacity utilization, mainly in North America. A comparison of gross profit is as follows:

                                                (In Thousands)
                                 ==========        =========          ===========
                                                                        Increase
                                    1996              1995             (Decrease)

Manufacturing ..........         $ 102,557         $ 106,690          $  (4,133)
Merchant ...............            22,331            31,929             (9,598)
Distribution ...........            25,730            25,430                300
                                 ---------         ---------          ---------
                                 $ 150,618         $ 164,049          $ (13,431)
                                 =========         =========          =========

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

     Earnings of the partnership with MKV America Inc. declined during 1996 due to lower profit margins.

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

     The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the "cumulative foreign currency translation adjustment" account in stockholders' equity. The strengthening of the U.S. dollar during the fiscal year decreased this account by approximately $43.4 million during 1997.

     The following represent key measurements of the capital structure and profitability of the Company:

                                                         (Dollars in Thousands
                                                          except per share data)
                                              --------        --------------------------
                                                 1997             1996              1995

Net worth ...............................     $393,401         $433,110          $405,218
Book value per share ....................       $10.83           $11.43            $10.75
Ratio of long-term liabilities to capital        10.1%             14.5%             20.8%
Return on average net worth .............        12.3%             10.1%             14.3%
Net income as a percent of sales ........         5.1%              4.3%              5.2%

     The ratio of long-term liabilities to capital is computed by dividing long-term debt and other long-term liabilities by the sum of total stockholders' equity plus long-term debt and other long-term liabilities. This ratio decreased in both 1997 and 1996 due to reductions in the outstanding debt under the revolving credit agreement of $28 million in 1997 and $35 million in 1996.

     The return on average net worth is computed by dividing net income by the average of the total stockholders' equity during the year. This ratio increased in 1997 due to a higher level of earnings and a lower net worth.

     Gross dividends of $92 million were paid from foreign affiliates to the U.S. Parent Company during 1997. Dividends from foreign affiliates should be lower in 1998.

     The Company repurchased 1,610,000 shares of its common stock during 1997 for $32.2 million under a 3 million share repurchase program authorized by the Board of Directors in April 1997. Subject to market conditions, the Company intends to purchase the balance of 1,390,000 shares under this program during 1998.

     On November 7, 1996, the Company purchased the business and assets of the Specialty Compounding Division of Laurel Industries, Inc. This facility, located in Sharon Center, Ohio, has four manufacturing lines with an annual capacity of approximately 15 million pounds.

     Working capital and the current ratio are as follows:

                                                 (Dollars in Thousands)

                                        1997             1996            1995
                                      =======          =========================
Working capital .............         $291,973         $360,846         $363,040
Current ratio ...............            3.6:1            4.4:1            3.8:1

     A decrease in cash and short-term investments of approximately $78.6 million during 1997 is the primary reason for the reduction in working capital and the lower current ratio. The primary reasons for the lower cash position was the repurchase of common stock and the reduction of long-term debt.

     In August 1997, the Company amended its revolving credit agreement to provide for borrowings of up to $100 million through August 14, 2002.

     Short-term lines of credit are maintained with various domestic and foreign banks. The unused commitment under these lines was $60.7 million at August 31, 1997.

     The Company's unfunded pension liability is approximately $18.1 million at August 31, 1997. This amount is primarily due to a book reserve plan maintained by the Company's German subsidiary. Under such plans, there is no separate vehicle to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

CAUTIONARY STATEMENTS

From time to time, in written reports and oral statements, we discuss our expectations regarding future performance of the Company. These "forward-looking statements" are based on currently available information. They are also inherently uncertain, and investors must recognize that events could turn out to be significantly different from what we had expected. Examples of such uncertainties include, but are not limited to, the following:

-    Worldwide and regional economic, business and political conditions

- Fluctuations in the value of currencies within the European Monetary System, as well as the U.S. dollar, Canadian dollar, Mexican peso and Indonesian rupiah

-    Fluctuations in prices of plastic resins and other raw materials

-    Changes in customer demand and requirements

A. Schulman, Inc.

Ten Year Summary of Selected Financial Data
(In thousands, except per share data)

                                                                                           Year Ended August 31,
                                                                 ===========     ===========================================
                                                                       1997            1996            1995           1994

Net sales .....................................................     $996,376        $976,694      $1,027,458        $748,778
Interest and other income .....................................        4,998           6,075           7,099           7,456
                                                                 -----------     -----------      ----------        --------
                                                                   1,001,374         982,769       1,034,557         756,234
                                                                 -----------     -----------      ----------        --------

Cost of sales .................................................      833,345         826,076         863,409         617,855
Other costs, expenses, etc ....................................       81,747          85,721          81,336          67,939
                                                                 -----------     -----------      ----------        --------
                                                                     915,092         911,797         944,745         685,794
                                                                 -----------     -----------      ----------        --------
Income before taxes and cumulative effect of accounting changes       86,282          70,972          89,812          70,440
Provision for U.S. and foreign income taxes ...................       35,538          28,795          36,194          25,869
                                                                 -----------     -----------      ----------        --------
Income before cumulative effect of accounting changes .........       50,744          42,177          53,618          44,571
Cumulative effect of accounting changes (1) ...................         --              --              --              --
                                                                 -----------     -----------      ----------        --------
Net income ....................................................      $50,744         $42,177         $53,618         $44,571
                                                                 ===========     ===========================================
Total assets ..................................................     $562,945        $623,378        $647,166        $510,419
Long-term debt ................................................       12,009         $40,054         $75,096         $23,126
Total stockholders' equity ....................................     $393,401        $433,110        $405,218        $345,919
Average number of common shares outstanding,
  net of treasury shares ......................................   37,125,345      37,584,561      37,544,408      37,438,118
Per share of common stock:
  Net income:
    Before cumulative effect of accounting changes ............        $1.37           $1.12           $1.43           $1.19
    Cumulative effect of accounting changes (1) ...............         --              --              --              --
    Net income ................................................        $1.37           $1.12           $1.43           $1.19
  Cash dividends ..............................................         $.41            $.37            $.33           $.286
  Stockholders' equity ........................................       $10.83          $11.43          $10.75           $9.21

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


Supplemental Information
(In thousands of dollars)


                                                                     Year Ended August 31,
                             ================     ==============================================================================
                                  1997                 1996                  1995                1994                 1993
Net Sales
Manufacturing                $607,922      61%    $598,297      61%   $  593,478     58%    $449,085      60%    $408,763     60%
Merchant Activities           229,350      23%     201,795      21%      230,330     22%     149,798      20%     136,116     20%
Distribution                  159,104      16%     176,602      18%      203,650     20%     149,895      20%     140,233     20%
                             ----------------     ------------------------------------------------------------------------------
Total                        $996,376     100%    $976,694     100%   $1,027,458    100%    $748,778     100%    $685,112    100%
                             ================     ==============================================================================
Gross Profit
Manufacturing                $116,725      72%    $102,557      68%   $  106,690     65%    $ 88,609      68%    $ 78,548     66%
Merchant Activities            26,096      16%      22,331      15%       31,929     19%      22,582      17%      21,495     18%
Distribution                   20,210      12%      25,730      17%       25,430     16%      19,732      15%      19,784     16%
                             ----------------     ------------------------------------------------------------------------------
Total                        $163,031     100%    $150,618     100%   $  164,049    100%    $130,923     100%    $119,827    100%
                             ================     ==============================================================================

===================================================================================================
     1993              1992             1991                1990             1989             1988

  $685,112          $732,170         $736,007            $678,644         $624,410         $597,696
     8,103             6,778            4,083               2,409            1,675            1,211
----------        ----------       ----------          ----------       ----------       ----------
   693,215           738,948          740,090             681,053          626,085          598,907
----------        ----------       ----------          ----------       ----------       ----------
   565,284           599,009          614,001             566,872          528,296          505,907
    65,480            66,838           55,876              50,644           43,000           42,567
----------        ----------       ----------          ----------       ----------       ----------
   630,764           665,847          669,877             617,516          571,296          548,474
----------        ----------       ----------          ----------       ----------       ----------
    62,451            73,101           70,213              63,537           54,789           50,433
    23,544            29,341           27,864              27,441           23,977           22,787
----------        ----------       ----------          ----------       ----------       ----------
    38,907            43,760           42,349              36,096           30,812           27,646
    (2,169)             --               --                  --               --               --
----------        ----------       ----------          ----------       ----------       ----------
   $36,738           $43,760          $42,349(2)          $36,096          $30,812          $27,646
===================================================================================================
  $407,865          $427,966         $344,273            $328,210         $257,687         $240,475
   $10,149           $10,108           $9,000              $7,000          $10,000           $9,570
  $294,209          $307,576         $232,567            $223,973         $166,640         $145,183

37,325,547        37,024,548       36,963,010          37,699,043       37,674,290       37,665,819


     $1.04             $1.18            $1.14                $.96             $.82             $.73
     ($.06)             --               --                  --               --               --
      $.98             $1.18            $1.14(2)             $.96             $.82             $.73
     $.248             $.216            $.186               $.153            $.135           $ .132(3)
     $7.84             $8.26            $6.26               $5.91            $4.39            $3.82

CORPORATE HEADQUARTERS
3550 West Market Street
Akron, Ohio 44333
(330) 666-3751
www.aschulman.com

ANNUAL MEETING
of Stockholders will be held on
Thursday, December 4, 1997,
at 10 AM E.S.T., at the Fairlawn Country Club,
200 North Wheaton Road
Akron, Ohio 44313

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
BP America Building
27th Floor
200 Public Square
Cleveland, Ohio 44114-2301

STOCK LISTING
The common stock of
A. Schulman, Inc. is traded
and quoted through the
NASDAQ National Market
System. Symbol: SHLM

TRANSFER AGENT
First Chicago Trust Company
P.O. Box 2500
Jersey City, NJ 07303-2500

Any questions regarding shareholder
records should be directed to
First Chicago Trust Company
800-317-4445
http://www.fctc.com
fctc@em.fcnbd.com

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

JAMES S. MARLEN
Chairman, President and
Chief Executive Officer,
Ameron International Corporation

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

GORDON L. TRIMMER
Vice President -- North American
Sales and Marketing

ALAIN C. ADAM
Vice President -- Automotive Marketing

LEONARD E. EMGE
Vice President -- Manufacturing

JOHN M. MYLES
Vice President -- North American Purchasing

BRIAN R. COLBOW
Treasurer

JAMES H. BERICK
Secretary


EUROPEAN OPERATIONS

RENE C. ROMBOUTS
General Manager -- Europe

GERALD M. WEINBERGER
Managing Director -- Germany

OTTO H. BRUDER
Managing Director -- France

RITSON D. GILLINGS
Managing Director -- United Kingdom

DOMESTIC OFFICES

AKRON, OHIO 44333
Corporate Headquarters
3550 West Market Street
(330) 666-3751

BIRMINGHAM, MICHIGAN 48009-6524
2100 East Maple Road
(248) 643-6100

EAGAN, MINNESOTA 55121
1380 Corporate Center Curve
Suite 316
(612) 681-8020

EVANSVILLE, INDIANA 47712
122 N. St. Joseph Avenue
(812) 423-5836

FORT WAYNE, INDIANA 46825
9017 Coldwater
Suite 300A
(219) 497-0371

GRAND RAPIDS, MICHIGAN 49546
500 Cascade West Parkway, SE
(616) 285-2800

HOCKESSIN, DELAWARE 19707
724 Yorklyn Road, Suite 260
(302) 234-4870

HOUSTON, TEXAS 77060
363 N. Sam Houston Parkway E.
Suite 480
(281) 820-8093

PASADENA, CALIFORNIA 91106
600 South Lake Avenue
Suite 506
(626) 792-0053

PISCATAWAY, NEW JERSEY 08854
144B Carlton Avenue
(732) 424-9130

SCHAUMBURG, ILLINOIS 60173
Embassy Plaza
1933 N. Meacham Road
Suite 500
(847) 397-3973

ST. LOUIS, MISSOURI 63045-1303
514 Earth City Expressway
Suite 351
(314) 291-8626

NASHVILLE, TENNESSEE 37211-3333
ComAlloy International Company
481 Allied Drive
(615) 333-3453

ORANGE, TEXAS 77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331

A. Schulman, Inc.




OTHER SALES LOCATIONS

ALPHARETTA, GEORGIA 30022
2507 Tree Ridge Parkway
(770) 518-8434

ARLINGTON, MASSACHUSETTS 02174
33 James Street
(617) 684-6949

ARLINGTON, TEXAS 76006
1907 Mill Run Drive
(817) 265-8000




REPRESENTATIVE OFFICES

BARCELONA, SPAIN
A. Schulman
Oficina de Representation en Espana
Paseje Francesc Ferrer n3
08348 Cabrils (Barcelona), Spain
34-3-750-7663

SINGAPORE
A. Schulman, Inc.
Singapore Representative Office
Contact Address:
05-05, Balmoral Condominium
Singapore - 259802
65-235-7675

FOREIGN OFFICES

BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25 Industriepark
2880 Bornem, Belgium
32-3-890-4211

KERPEN, GERMANY
A. Schulman GmbH
Huttenstrase 211
D-50170 Kerpen
49-2273-5610

PARIS, FRANCE
A. Schulman, S.A./
Diffusion Plastique
Immeuble Dynasteur
10/12 rue Andras Beck
92360 Meudon-la-Foret
33-1-4107-7500

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

ZURICH, SWITZERLAND
A. Schulman AG
Kernstrase 10
CH 8004 Zurich, Switzerland
41-1-241-6030

WARSAW, POLAND
A. Schulman Polska Sp. z o.o.
ul. Instalatarow 9
02-237 Warsaw
48-22-868-2682

MISSISSAUGA, ONTARIO, CANADA
L5R 3G5
A. Schulman Canada Ltd.
5770 Hurontario Street, Suite 602
(905) 568-8470

MEXICO CITY, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Manuel E. Izaguirre #13
Despacho 304 - Ciudad Satelite
Naucalpan, Edo. de Mexico 53100
(525) 393-1216

MONTERREY, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Camino del Lago #4517, Sector 4
Colonia Cortijo del Rio
Monterrey, N.L. 64890
(5283) 655-505

SAN LUIS POTOSI, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
(5248) 240-708

PLANTS

AKRON, OHIO 44310
790 E. Tallmadge Ave.
(330) 633-8164

BELLEVUE, OHIO 44811
350 North Buckeye Street
(419) 483-2931

ORANGE, TEXAS 77630
(Dispersion Plant)
3007 Burnett
(409) 883-9371

SHARON CENTER, OHIO 44274
(Specialty Compounding Division)
1475 Wolf Creek Trail
(330) 239-0101

NASHVILLE, TENNESSEE 37211-3333
ComAlloy International Company
481 Allied Drive
(615) 333-3453

ORANGE, TEXAS 77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331

BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem, Belgium
32-3-890-4211

KERPEN, GERMANY
A. Schulman GmbH
Huttenstrase 211
D-50170 Kerpen
49-2273-5610

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

GIVET, FRANCE
A. Schulman Plastics S.A.
Rue Alex Schulman
F-08600 Givet, France
33-24-427161

ST. THOMAS, ONTARIO, CANADA
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519) 633-3451

SAN LUIS POTOSI,MEXICO
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
(5248) 240-708

                             [INSIDE BACK COVER]

                             [A. Schulman Inc. Logo]

             3550 West Market Street, Akron, Ohio 44333-330/666-3751
                                www.aschulman.com






                             [OUTSIDE BACK COVER]