Form 10-K, Exhibit 13
period 1998-08-31
SCHULMAN A INC
filed 1998-11-24
CIK 87565

                                   Exhibit 13


                 Company's 1998 Annual Report to Shareholders.

                     A. SCHULMAN INC. 1998 ANNUAL REPORT







        [PHOTO OF PLASTIC BOTTLES WITH A. SCHULMAN LOGO AND COMPANY NAME]















                             [OUTSIDE FRONT COVER]

COMPOUNDING YOUR SUCCESS

ON THE COVER: Bottles from A. Schulman's
blow molding line at its new Product
Development Center in Akron, Ohio. The
Center contains state-of-the-art         [PHOTO OF MAN INSPECTING PLASTIC RESIN]
equipment, enabling A. Schulman to
significantly expand its ability to
analyze and develop new materials in
North America.

                                           [LOGO - "COMPOUNDING YOUR SUCCESS"
                                              IMPRINTED ON PLASTIC BOTTLE]

RIGHT: The Product Development Center
contains all the latest equipment
necessary for customer product         [PHOTO OF MAN LOOKING THROUGH MICROSCOPE]
development and analysis. Included are
physical testing, wet chemistry and
flame testing laboratories.



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

     Headquartered in Akron, Ohio, A. Schulman currently has 13 manufacturing plants in North America, Europe, Mexico and the Asia-Pacific region. The Company employs approximately 2,300 people. A. Schulman stock is quoted through the NASDAQ National Market System (Symbol: SHLM).






                              [INSIDE FRONT COVER]

FINANCIAL HIGHLIGHTS


                                                                               Year Ended August 31,
                                                                 ============       ============       ============
                                                                    1998               1997              1996

Net sales ................................................       $993,394,000       $996,376,000       $976,694,000
Net income ...............................................       $ 50,143,000       $ 50,744,000       $ 42,177,000
Diluted earnings per share of common stock ...............              $1.42              $1.37              $1.12
Capital expenditures .....................................       $ 30,987,000       $ 27,201,000       $ 18,542,000
Long-term debt and other non-current liabilities .........       $ 75,704,000       $ 44,318,000       $ 73,696,000
Long-term liabilities to capital .........................              17.1%              10.1%              14.5%
Stockholders' equity .....................................       $366,271,000       $393,401,000       $433,110,000
Book value per common share ..............................             $10.97             $10.83             $11.43
Number of stockholders ...................................              1,066              1,178              1,278

CASH DIVIDENDS PER SHARE
1st Quarter ..............................................              $.105              $.095              $.085
2nd Quarter ..............................................               .115               .105               .095
3rd Quarter ..............................................               .115               .105               .095
4th Quarter ..............................................               .115               .105               .095
                                                                 ------------       ------------       ------------
                                                                        $.450              $.410              $.370
                                                                 ============       ============       ============


COMMON STOCK PRICE RANGE .................................       HIGH -- LOW        HIGH -- LOW         HIGH -- LOW
1st Quarter ..............................................   24 3/4 -- 19 1/2    25     -- 19 1/2    27 3/4 -- 17 1/4
2nd Quarter ..............................................   26 1/2 -- 22 3/8    25 1/8 -- 19        24 1/2 -- 17 1/2
3rd Quarter ..............................................   26 1/8 -- 19 7/8    22 3/8 -- 18        26 1/4 -- 20
4th Quarter ..............................................   21 1/2 -- 15 11/16  25     -- 21 1/4    26 1/2 -- 20 1/8


        NET SALES                           NET INCOME                       CAPITAL EXPENDITURES
  (Dollars in Billions)                (Dollars in Millions)                 (Dollars in Millions)

Fiscal Year 1989        .6            Fiscal Year 1989      30.8            Fiscal Year 1989      26.0
Fiscal Year 1990        .7            Fiscal Year 1990      36.1            Fiscal Year 1990      17.7
Fiscal Year 1991        .7            Fiscal Year 1991      42.3            Fiscal Year 1991      18.0
Fiscal Year 1992        .7            Fiscal Year 1992      43.8            Fiscal Year 1992      15.8
Fiscal Year 1993        .7            Fiscal Year 1993      36.7            Fiscal Year 1993      18.2
Fiscal Year 1994        .7            Fiscal Year 1994      44.6            Fiscal Year 1994      25.3
Fiscal Year 1995       1.0            Fiscal Year 1995      53.6            Fiscal Year 1995      58.5
Fiscal Year 1996       1.0            Fiscal Year 1996      42.2            Fiscal Year 1996      18.5
Fiscal Year 1997       1.0            Fiscal Year 1997      50.7            Fiscal Year 1997      27.2
Fiscal Year 1998       1.0            Fiscal Year 1998      50.1            Fiscal Year 1998      31.0

TO OUR STOCKHOLDERS:


We are pleased to report record net income per share for the fourth quarter ended August 31, 1998. Per share earnings for fiscal 1998 were also an all time high prior to recognizing the cumulative effect of an accounting change.

     Net income per share for the fourth quarter ended August 31, 1998 was $.44, a 5% increase over last year's record of $.42. Net income was $15,099,000 for 1998 compared with $15,293,000 for the 1997 fourth quarter. Net income for the fourth quarter was off slightly due to a 2% decline in European profits and the negative effect from the General Motors strike. Sales totaled $232.5 million compared with $238.2 million in the 1997 quarter. Sales were down due to the General Motors strike, lower prices and a $2.8 million adverse translation effect from a stronger U.S. dollar. These factors offset overall volume gains of 3%.

     For the year ended August 31, 1998, per share earnings before the cumulative effect of an accounting change were a record $1.48, or 8% higher than 1997 per share earnings of $1.37. Income before the cumulative effect of an accounting change increased to $52,150,000 compared with $50,744,000 in fiscal 1997. Sales for fiscal 1998 were $993.4 million compared with $996.4 million for the 1997 fiscal year. The translation effect from the stronger U.S. dollar reduced sales by $45.8 million and more than offset annual tonnage gains of 7%.

        There was a positive impact on per share earnings due to the lower number of outstanding shares. During the last two fiscal years, we completed two share repurchase plans aggregating 4.5 million shares. In August 1998, the Board authorized a plan for an additional six million shares. Since the announcement of that plan, we have been aggressive buyers and have repurchased approximately 1.2 million shares. We believe that at current market prices, these purchases are an excellent investment and are an affirmation of management's commitment to enhance shareholder value. Currently, there are 32.3 million outstanding shares.

     We are pleased to attain record per share earnings before the cumulative effect of accounting changes, especially in such a difficult competitive environment which also included the adverse effect of translation and the General Motors strike.

     We are redesigning our North American business processes. This project, BETT (Business Enhancement for Today & Tomorrow), includes new software which also addresses the required changes for the year 2000.

     BETT is a major corporate initiative and is planned for installation at many of our North American facilities in fiscal 1999. This redesign will enable us to better serve our customers, increase efficiencies and productivity, and provide us with timely information necessary to effectively manage our business in today's competitive environment.

     In November 1997, the FASB issued a new ruling requiring the write-off of business process re-engineering costs. Accordingly, in our first quarter, we wrote off $3,237,000 of such costs that were capitalized as of August 31, 1997. This write-off, net of income taxes, amounted to $2,007,000 or $.06 per common share and has been accounted for as a cumulative effect of an accounting change. After deducting this charge, net income for the year was $50,143,000 or $1.42 per common share compared with $50,744,000 or $1.37 per share in fiscal 1997. In addition, charges to income in 1998 for the redesign of our business processes in North America, net of tax, were $1,500,000. Such charges had been capitalized prior to fiscal 1998.

     We are also currently installing new software at our facilities in Germany, France and the United Kingdom. This software, already being utilized at our Belgium operations, has been upgraded for the Year 2000 requirements. In addition, this software will enhance our capabilities to serve our customers throughout Europe. It will also enable us to adopt our business practices to the Euro. Installation of this software is scheduled to be completed during 1999.

     Profits in our European operations were down for the fourth quarter, mainly because of lower profit margins which more than offset volume gains of 12%. During the fourth quarter, the translation effect from foreign currencies increased net income by $382,000 or $.01 per share. Income in our European operations was off 3% for fiscal 1998 due to lower profit margins and the adverse effect of translation from the strength of the U.S. dollar. During the first three quarters of fiscal 1998, the U.S. dollar strengthened against the currencies of the countries where the Company operates. The stronger U.S. dollar reduced net income for the year by $2,180,000 or $.06 per share.

        Profits in North America before the cumulative effect of the accounting change improved 26% for the year. Fourth quarter profits for 1998 were approximately the same as in 1997, mainly due to the General Motors strike, which reduced sales by approximately $15 million and net income by about $.03 to $.04 per share.

     Worldwide gross profit margins for the year were 17.1% compared with 16.4% in fiscal 1997. The higher margins are the result of lower resin prices and capacity utilization which improved year to year from 83% to 90% for fiscal 1998. Europe operated at close to capacity throughout the year and North American utilization improved significantly from 77% to 86% in the current year.

     Capital expenditures for 1998 were $31 million, the second highest in the history of the Company. These expenditures cover a number of projects throughout our worldwide operations. We recently completed the replacement of a manufacturing line in
our United Kingdom plant. This line cost
approximately $4 million and will
increase our 1999 fiscal year capacity
by approximately 16 million pounds.
Also, a second manufacturing line in our     [PHOTO OF ROBERT A. STEFANKO
Mexican facility was placed in service           AND TERRY L. HAINES]
in September 1998. This line, with a
cost of $5.8 million, has a capacity of
15 million pounds and will broaden our
manufacturing capabilities for Latin
America.

     We are also adding additional capacities to our Canadian and Givet, France facilities. These projects will cost approximately $15 million and will increase worldwide capacities by 45 million pounds. Both projects will commence operation during fiscal 1999.

     We will be spending $10 million in our German operation for a major warehouse facility. This project will enable us to better serve our customers, increase our efficiencies and centralize the logistics of our German business. This project should be completed in fiscal 2000.

     We have recently completed a new Product Development Center in Akron, Ohio. This project cost $1.6 million and will provide us with additional capabilities to penetrate new business opportunities. We have also invested $3 million at our Specialty Compounding division. This project, which included new warehouse space and modifications of our manufacturing lines, will improve our productivity and overall efficiencies.

        We are confident on the outlook for A. Schulman. Our European operations have a good level of orders and stabilization of the U.S. dollar at current levels will have a positive impact on earnings.

      Last year's acquisition in Poland is now profitable and the Company has recently opened an office in Hungary. We plan on increasing our presence in other Eastern European countries.

        We recently purchased the assets of Isopolymer, Inc., a distributor of Schulman products in Italy, the second largest plastic market in Europe. Annual sales of this unit are approximately $30 million. We anticipate this unit will be accretive to earnings in fiscal 1999 although the amount will not be material. This is a strategic acquisition that will provide us with an expanded market for our products.

     We commenced production at our new Indonesian facility in January 1998. This facility, with a capacity of 12 million pounds, will serve the Asia-Pacific region. Although the economic situation is difficult at the present time, we believe this region offers many growth opportunities and it is important for us to have a facility in this area of the world.

     In North America, our order level has improved since the settlement of the General Motors strike. However, there has been some moderating of business activity. During the year, we have closed certain high cost manufacturing lines in the United States. These steps and overall production and operating efficiencies provide us with a solid base to meet the challenges in today's competitive environment.

     Fiscal 1998 has been an important year. Earnings per share before accounting changes were a new record. We have aggressively repurchased our shares which will enable us to improve per share earnings in the years ahead. We have maintained a strong balance sheet and have repatriated over $120 million from Europe during the last two years. We have made a number of capital investments throughout the world and have improved our return on equity to approximately 13.2%. Also, in January 1998, we increased the annual cash dividend by 10%, from $.42 to $.46 per share, for the sixteenth consecutive year of increased dividends.

     Though there are a number of economic uncertainties throughout the world, we have taken many actions over the past year which provide us with the capability to operate successfully in the year ahead. Unless global economic conditions weaken, we anticipate an improvement in earnings for the 1999 fiscal year.






/s/ Terry L. Haines                  /s/ Robert A. Stefanko

Terry L. Haines                      Robert A. Stefanko
President and                        Chairman
Chief Executive Officer

November 5, 1998

    CLEVELAND PLASTICS FILM, A LONG-TIME CUSTOMER OF A.
     SCHULMAN, IS USING OUR POLYBATCH(R) MATERIAL FOR
     PRODUCING BANNERS. "WE'VE BEEN BUYING A. SCHULMAN
     MATERIALS FOR OVER FIVE YEARS NOW, AND WE'VE BEEN
     EXTREMELY SATISFIED," NOTED CLEVELAND PLASTICS FILM
     PRESIDENT JIM HENDERSHOT. "IN FACT, MY QUALITY MANAGER
     REFUSES TO LET ME BUY ANYTHING ELSE."



                [PHOTO OF THREE MEN IN CONVERSATION NEAR PRESS]

          COMPOUNDING YOUR SUCCESS



          In 1998, A. Schulman established several programs designed to enhance revenues, control costs and increase earnings. Global sales and procurement alliances, product innovation and development, and strategic improvement programs will enable the Company to maximize future business opportunities.

          GLOBAL ALLIANCES

          A. Schulman has established several global arrangements in sales and procurement. Due to increasing worldwide competition, strong alliances with leading edge international organizations are important factors for success.

          SALES. A. Schulman reached an agreement with Procter & Gamble to become a global single-source supplier of white concentrates for packaging applications. The Company's innovative, comprehensive approach, as well as its international technical and service capabilities were major reasons for the selection. Under the arrangement, A. Schulman will also provide Procter & Gamble with engineering and technical consulting services.

               The Company also has agreements to distribute products for various resin manufacturers in North America. In the United Kingdom,
          A. Schulman recently signed a contract to distribute Appryl polypropylene and special grades of Aspell HDPE for blow molding and injection molding.

               In the years ahead, the Company's strategy will continue to focus on pursuing global contracts with international organizations.

                  [PHOTO OF PRODUCT BANNERS PRODUCED USING A.
                       SCHULMAN'S POLYBATCH(R) MATERIALS]

 PICTURED ARE BANNERS
 PRODUCED BY
 CLEVELAND PLASTICS
 FILM USING A.
 SCHULMAN MATERIAL.
 THIS CUSTOMER USES
 A. SCHULMAN'S
 POLYBATCH(R) IN A
 VARIETY OF OTHER
 APPLICATIONS,
 INCLUDING FLORAL
 SLEEVES, CARRY-OUT
 BAGS, FOOD PACKAGING
 AND AUTOMOTIVE
 PRODUCTS.



PROCUREMENT. Strong procurement capabilities are extremely important in today's competitive environment. A. Schulman is establishing a supply chain management system that will result in significant savings and enhanced product quality. This program will result in a reduction of inventory complexities and quantities, while upgrading the quality required for today's demanding applications.

Inventory complexity. The Company is simplifying and reducing the number of products used in manufacturing. By combining the purchasing requirements of various facilities and consolidating the products used, overall procurement costs will decrease. Worldwide, A. Schulman plans to increase its purchases from suppliers who can provide the quality, skills and capabilities that fulfill the requirements of A. Schulman.

Inventory quantities. An example of the Company's efforts to reduce quantities is the establishment of a supplier managed inventory system for packaged raw materials in North America. This "best practices" system will lower costs and working capital.

Inventory quality. Consistent raw materials mean superior products. The Company is using suppliers who not only have the capability to deliver the highest quality products, but who can also provide technical support in product innovation. Procurement on a worldwide basis enables A. Schulman to partner with the most advanced and sophisticated suppliers.

              [PHOTO OF TWO MEN STANDING NEAR BED OF A TRUCK]

 A. SCHULMAN IS
 WIDELY KNOWN
 THROUGHOUT THE
 AUTOMOTIVE INDUSTRY
 FOR ITS TECHNICAL
 SERVICE AND
 EXPERTISE IN
 DEVELOPING MATERIALS
 FOR SPECIFIC
 APPLICATIONS. THIS
 GMC TRUCK UTILIZES
 A. SCHULMAN'S
 FORMION(R) IN ITS
 BED RAIL CAPS.
 FORMION(R) IS USED
 FOR ITS TOUGHNESS,
 MAR RESISTANCE AND
 DIMENSIONAL
 STABILITY.





PRODUCT INNOVATION AND DEVELOPMENT

Product innovation has always been a major strength of A. Schulman. The Company's ability to develop materials for specific applications sets it apart from the competition. For example, Chrysler required a new material for a steering wheel used in its Jeep Cherokee. A. Schulman created a unique solution from its Polyvin(R) product line. The Jeep Cherokee now offers a steering wheel that is not only comfortable to grip, but significantly reduces hand fatigue. For European customers, the Company is widely known for its superior technology and innovative solutions, especially for packaging applications.

         Product innovation is the key to sales growth. Customer satisfaction and excellent product research are necessary for effective innovation and development. During the first half of fiscal year 1999, the Company will open the following two facilities in North America that will significantly enhance its position in product innovation.

PRODUCT DEVELOPMENT CENTER

The Company's new state-of-the-art development center in Akron, Ohio will be a valuable resource for customers, providing both technical support and joint product development opportunities. This center will provide A. Schulman with the capability to more effectively penetrate targeted markets, particularly the packaging sector, where technical service is of paramount importance.

         The Product Development Center offers film and blow molding equipment that will become operational during the first half of fiscal 1999. This facility will provide new testing capabilities including a lab for analysis and development of flame-retardant materials. Future plans include the addition of laboratory injection molding and compounding lines.

         Currently, many film and packaging customers conduct costly developmental work using their own production machinery. By utilizing A. Schulman's equipment, particularly the cast film and blow molding lines, customers can effectively work with us to create new materials. Once product development is complete, customers will be able to conduct trials and tests at the Center. The Center will enable A. Schulman to respond effectively to technical issues.

         At the Product Development Center, A. Schulman has invested not only in technology but also in industry expertise in the development of products. The Company is confident that this facility will provide opportunities to expand its position in the North American film and packaging market.

COLOR TECHNOLOGY CENTER

In Europe, A. Schulman is known as a customer-responsive color concentrate supplier. To establish this position in the North American market, the Company is constructing a Color Technology Center in Sharon Center, Ohio. Expected to be operational during the first half of fiscal year 1999, the facility will enable
A. Schulman to provide unique color services to customers including color matches, timely samples and quick production turnarounds.

         The Company can build on its solid foundation to make important inroads in the color market. A. Schulman has strong relationships with key suppliers, including resin manufacturers, and can readily supply color in any form -- pre-colored, blends and concentrates. Additionally, the Company employs some of the top color experts in the industry.

         Along with the ability to serve customers better, the Color Technology Center will increase the efficiency of A. Schulman's North American plants. Manufacturing facilities will be supplied with color concentrates, eliminating time-consuming color matching and lengthy pigment cleanups.

                                             THE PRODUCT DEVELOPMENT CENTER'S
                                             BLOW MOLDING LINE OFFERS THE LATEST
                                             TECHNOLOGY IN BLOW MOLDING
                                             MACHINERY. THIS LINE PRODUCES THE
                                             BOTTLES PICTURED ON THE COVER OF
                                             THIS ANNUAL REPORT.


     [PHOTO OF BLOW MOLDING APPARATUS AND FEMALE TECHNICIAN HOLDING BOTTLE]

               [PHOTO OF TWO WOMEN WORKING AT COMPUTER TERMINAL]

 IN NORTH AMERICA, A.
 SCHULMAN IS
 CENTRALIZING ITS
 CUSTOMER SERVICE
 DEPARTMENT TO
 PROVIDE MORE
 EFFICIENT, TIMELY
 INFORMATION WHILE
 RETAINING A HIGH
 LEVEL OF PERSONAL
 SERVICE.




STRATEGIC IMPROVEMENT PROGRAMS

North America. A. Schulman has developed a number of plans to aggressively target North American industrial and consumer sectors, while maintaining its strong presence with automotive manufacturers. This course of action will be accomplished through a variety of programs.

Business Enhancement for Today and Tomorrow (BETT). This program is a complete redesign of A. Schulman's business processes. Its major objective is to better serve the customer and increase productivity and efficiency throughout the organization. A large portion of the redesign will be implemented during fiscal year 1999. Benefits will include the following:

      -  Better customer support due to more efficient order processing,

      - Higher operating profits through enhanced production planning, scheduling, execution and control, and

      - Reduced supply side lead time via better logistics, sourcing and distribution.

Customer Sales Support Center (CSSC). An important aspect of BETT is the design of a corporate Customer Sales Support Center. This department will simplify and provide more efficient order processing for customers. Sales representatives will partner with customer service associates to provide the highest level of service possible.

Product Realignment. Manufactured products have been organized into five families: Polyolefins, color concentrates/additive masterbatches, PVC, engineered materials, and merchant/distribution. This restructuring will allow for more efficient sales and production strategies.

Europe. A. Schulman continues to expand its strength and market share throughout the European continent. During the past two years,

                 [PHOTO OF COLORFUL FOREIGN CANDY BAR WRAPPERS]

 A. SCHULMAN PLASTIC
 MATERIALS ARE USED
 IN THE PACKAGING
 MARKET FOR THEIR
 PERFORMANCE AS WELL
 AS AESTHETIC
 PROPERTIES.



the Company has increased activity in Western Europe by opening an office in Spain and acquiring a business in Italy. Today, a wide variety of A. Schulman products are sold and distributed through the office in Barcelona, Spain, now in its third year of operation. In Italy, the Company purchased a former distributor of its products, Isopolymer S.p.a. Sales are expected to be $30 million per year, and future growth looks promising in the second largest European market for plastics.

         Eastern Europe continues to present opportunities for expansion. Last year, A. Schulman acquired a distributor/merchant business in Poland. A. Schulman Polybatch(R) products and engineered compounds, along with distribution and merchant materials, are sold throughout the country. The Company opened an office in Budapest, Hungary during the summer of 1998. Customers in the Hungarian market require a local presence for technical assistance and service.

         The Company's German operation will consolidate its warehouse and logistics functions. This project, with a cost of $10 million, includes a new warehouse which will offer better material handling, lower costs and increased efficiencies. It is scheduled for completion in 2000.


Asia. In Indonesia, A. Schulman began operations in January 1998. Materials produced from this plant are supplied to customers who previously were sourced from A. Schulman Europe. The Company's Asian sales team has added new customers in Indonesia, China, India, Thailand, Malaysia, Singapore and Taiwan.


Through global partnerships and programs, product innovation, product development, and strategic improvement programs, the Company has established a firm foundation to improve growth and earnings. Both now and in the future, A. Schulman remains committed to "Compounding Your Success."

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF INCOME

                                                                                            Year Ended August 31,
                                                                             ==============     =================================
                                                                                  1998               1997               1996

NET SALES ...............................................................    $  993,394,000     $  996,376,000     $  976,694,000

INTEREST AND OTHER INCOME ...............................................         3,072,000          4,998,000          6,075,000
                                                                             --------------     --------------     --------------

      TOTAL .............................................................       996,466,000      1,001,374,000        982,769,000
                                                                             --------------     --------------     --------------

COSTS AND EXPENSES:
   Cost of sales ........................................................       823,856,000        833,345,000        826,076,000
   Selling, general and administrative expenses .........................        85,293,000         78,500,000         81,118,000
   Interest expense .....................................................         1,933,000          3,143,000          4,192,000
   Foreign currency transaction (gains) losses ..........................        (1,669,000)          (756,000)            57,000
   Minority interest ....................................................           724,000            860,000            354,000
                                                                             --------------     --------------     --------------
                                                                                910,137,000        915,092,000        911,797,000
                                                                             --------------     --------------     --------------


INCOME BEFORE TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE ..........        86,329,000         86,282,000         70,972,000

PROVISION FOR U.S. AND FOREIGN INCOME TAXES .............................        34,179,000         35,538,000         28,795,000
                                                                             --------------     --------------     --------------




INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE ....................        52,150,000         50,744,000         42,177,000

CUMULATIVE EFFECT OF ACCOUNTING CHANGE ..................................        (2,007,000)           --                  --
                                                                             --------------     --------------     --------------

NET INCOME ..............................................................    $   50,143,000     $   50,744,000     $   42,177,000
                                                                             ==============     ==============     ==============


WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING:
   Basic ................................................................        35,236,098         37,125,345         37,584,561
   Diluted ..............................................................        35,275,327         37,149,595         37,591,747


BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK:

   INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE .................             $1.48              $1.37              $1.12

   CUMULATIVE EFFECT OF ACCOUNTING CHANGE ...............................             (0.06)               --                 --
                                                                             --------------     --------------     --------------

   NET INCOME ...........................................................             $1.42              $1.37              $1.12
                                                                             ==============     ==============     ==============




The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                     Cumulative
                                                                                                       Foreign         Unearned
                                                                                                      Currency           Stock
                                                       Common           Other         Retained       Translation         Grant
                                                        Stock          Capital        Earnings       Adjustment      Compensation
                                                      ============================================================================

Balance at August 31, 1995 ........................   $38,022,000    $38,069,000     $297,979,000     $41,979,000   $ (1,064,000)
Net income for 1996 ...............................                                    42,177,000
Cash dividends paid or accrued:
   Preferred stock, $5 per share ..................                                       (54,000)
   Common stock, $.37 per share ...................                                   (13,931,000)
Foreign currency translation adjustment ...........                                                    (5,117,000)
Stock options exercised ...........................       287,000      5,369,000
Grant of restricted stock .........................                    1,036,000                                      (1,036,000)
Amortization of restricted stock ..................                                                                      386,000
                                                      -----------    -----------     ------------    ------------   ------------

Balance at August 31, 1996 ........................    38,309,000     44,474,000      326,171,000      36,862,000     (1,714,000)
Net income for 1997 ...............................                                    50,744,000
Cash dividends paid or accrued:
   Preferred stock, $5 per share ..................                                       (53,000)
   Common stock, $.41 per share ...................                                   (15,271,000)
Foreign currency translation adjustment ...........                                                   (43,435,000)
Issue of restricted stock .........................        34,000        (62,000)
Amortization of restricted stock ..................                                                                      562,000
                                                      -----------    -----------     ------------    ------------   ------------

Balance at August 31, 1997 ........................    38,343,000     44,412,000      361,591,000      (6,573,000)    (1,152,000)
Net income for 1998 ...............................                                    50,143,000
Cash dividends paid or accrued:
   Preferred stock, $5 per share ..................                                       (53,000)
   Common stock, $.45 per share ...................                                   (15,935,000)
Foreign currency translation adjustment ...........                                                    (2,344,000)
Stock options exercised ...........................         4,000         97,000
Grant of restricted stock .........................                    1,269,000                                      (1,269,000)
Amortization of restricted stock ..................                                                                      427,000
                                                      -----------    -----------     ------------    ------------   ------------

Balance at August 31, 1998 ........................   $38,347,000    $45,778,000     $395,746,000    $ (8,917,000)  $ (1,994,000)
                                                      ===========    ===========     ============    ============   ============

The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
CONSOLIDATED BALANCE SHEET


                                                                                        August 31,         August 31,
                                                                                          1998               1997
                                                                                       ============       ============
ASSETS

CURRENT ASSETS:
Cash and cash equivalents .......................................................      $ 60,766,000       $ 69,147,000
Short-term investments, at cost .................................................             --             2,762,000
Accounts receivable, less allowance for doubtful accounts of $4,778,000 in 1998
  and $5,304,000 in 1997 ........................................................       148,838,000        150,192,000
Inventories, average cost or market, whichever is lower .........................       165,661,000        164,432,000
Prepaids, including tax effect of temporary differences .........................        20,220,000         17,181,000
                                                                                       ------------       ------------
  TOTAL CURRENT ASSETS ..........................................................       395,485,000        403,714,000
                                                                                       ------------       ------------


OTHER ASSETS:
Cash surrender value of life insurance ..........................................           500,000            447,000
Deferred charges, etc., including tax effect of temporary differences ...........        17,752,000         19,389,000
                                                                                       ------------       ------------
                                                                                         18,252,000         19,836,000
                                                                                       ------------       ------------

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land and improvements ...........................................................         9,253,000          9,995,000
Buildings and leasehold improvements ............................................        69,178,000         67,129,000
Machinery and equipment .........................................................       202,199,000        188,777,000
Furniture and fixtures ..........................................................        22,422,000         20,358,000
Construction in progress ........................................................        18,854,000          9,158,000
                                                                                       ------------       ------------
                                                                                        321,906,000        295,417,000
Accumulated depreciation and investment grants of $355,000 in 1998
  and $395,000 in 1997 ..........................................................       173,723,000        156,022,000
                                                                                       ------------       ------------
                                                                                        148,183,000        139,395,000
                                                                                       ------------       ------------
                                                                                       $561,920,000       $562,945,000
                                                                                       ============       ============

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                        August 31,         August 31,
                                                                                          1998               1997
                                                                                       ============       ============
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Notes payable ...................................................................       $ 4,000,000       $  3,000,000
Current portion of long-term debt ...............................................             --                36,000
Accounts payable ................................................................        58,640,000         63,095,000
U.S. and foreign income taxes payable ...........................................         9,865,000         12,244,000
Accrued payrolls, taxes and related benefits ....................................        18,073,000         17,139,000
Other accrued liabilities .......................................................        16,607,000         16,227,000
                                                                                       ------------       ------------
   TOTAL CURRENT LIABILITIES ....................................................       107,185,000        111,741,000
                                                                                       ------------       ------------

LONG-TERM DEBT ..................................................................        40,000,000         12,009,000

OTHER LONG-TERM LIABILITIES .....................................................        35,704,000         32,309,000

DEFERRED INCOME TAXES ...........................................................         9,852,000          9,462,000

MINORITY INTEREST ...............................................................         2,908,000          4,023,000

STOCKHOLDERS' EQUITY:
Preferred stock, 5% cumulative, $100 par value, authorized,
   issued and outstanding - 10,689 shares in 1998 and 1997 ......................         1,069,000          1,069,000
Special stock, 1,000,000 shares authorized, none outstanding ....................              --                 --
Common stock, $1 par value
   Authorized - 75,000,000 shares
   Issued - 38,347,367 shares in 1998 and 38,342,867 shares in 1997 .............        38,347,000         38,343,000
Other capital ...................................................................        45,778,000         44,412,000
Cumulative foreign currency translation adjustment ..............................        (8,917,000)        (6,573,000)
Retained earnings ...............................................................       395,746,000        361,591,000
Treasury stock, at cost, 5,068,862 shares in 1998 and 2,112,674 shares in 1997 ..      (103,758,000)       (44,289,000)
Unearned stock grant compensation ...............................................        (1,994,000)        (1,152,000)
                                                                                       ------------       ------------

COMMON STOCKHOLDERS' EQUITY .....................................................       365,202,000        392,332,000
                                                                                       ------------       ------------

   TOTAL STOCKHOLDERS' EQUITY ...................................................       366,271,000        393,401,000
                                                                                       ------------       ------------

                                                                                       $561,920,000       $562,945,000
                                                                                       ============       ============

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS


                                                                                            Year Ended August 31,
                                                                              =============      ================================
                                                                                  1998               1997               1996

Provided from (used in) operating activities:
   Net income                                                                 $  50,143,000      $  50,744,000      $  42,177,000
   Items not requiring the current use of cash:
      Cumulative effect of accounting change                                      2,007,000             --                 --
      Depreciation                                                               17,817,000         17,800,000         18,130,000
      Non-current deferred taxes                                                    192,000          1,266,000         2,410,0000
      Foreign pension and other deferred compensation                             2,129,000          2,284,000          2,654,000
      Postretirement benefit obligation                                             814,000            774,000            820,000
   Changes in working capital:
      Accounts receivable                                                         1,531,000        (16,753,000)       (10,190,000)
      Inventories                                                                (3,180,000)       (27,794,000)        39,603,000
      Prepaids                                                                   (3,209,000)        (4,417,000)        (1,126,000)
      Accounts payable                                                           (2,517,000)        21,849,000         (8,015,000)
      Income taxes                                                               (1,306,000)         2,385,000         (4,058,000)
      Accrued payrolls and other accrued liabilities                                721,000          1,199,000          1,381,000
   Changes in other assets and other long-term liabilities                       (1,341,000)        (3,791,000)          (161,000)
                                                                               ------------       ------------       ------------
         Net cash provided from operating activities                             63,801,000         45,546,000         83,625,000
                                                                               ------------       ------------       ------------
Provided from (used in) investing activities:
   Expenditures for property, plant and equipment                               (30,987,000)       (27,201,000)       (18,542,000)
   Disposals of property, plant and equipment                                       812,000          1,428,000            529,000
   Purchases of short-term investments                                           (8,160,000)       (10,893,000)      (173,573,000)
   Proceeds from sales of short-term investments                                 10,957,000         41,504,000        196,446,000
                                                                               ------------       ------------       ------------
         Net cash provided from (used in) investing activities                  (27,378,000)         4,838,000          4,860,000
                                                                               ------------       ------------       ------------
Provided from (used in) financing activities:
   Cash dividends paid                                                          (15,946,000)       (15,335,000)       (13,958,000)
   Increase (decrease) of notes payable                                           1,000,000         (4,000,000)       (10,800,000)
   Reduction of long-term debt                                                      (45,000)       (28,037,000)       (35,039,000)
   Increase of long-term debt                                                    28,000,000             --                 --
   Exercise of stock options                                                        101,000             --              5,656,000
   Investment grants from foreign countries                                          70,000             --                255,000
   Increase (decrease) in minority interest, net of distributions                  (326,000)         2,085,000            355,000
   Purchase of treasury stock                                                   (59,469,000)       (32,226,000)        (1,225,000)
   Redemption of preferred stock                                                     --                 (2,000)            --
                                                                               ------------       ------------       ------------
         Net cash used in financing activities                                  (46,615,000)       (77,515,000)       (54,756,000)
                                                                               ------------       ------------       ------------
Effect of exchange rate changes on cash                                           1,811,000        (17,277,000)        (4,171,000)
                                                                               ------------       ------------       ------------
Net increase (decrease) in cash and cash equivalents                             (8,381,000)       (44,408,000)        29,558,000
Cash and cash equivalents at beginning of year                                   69,147,000        113,555,000         83,997,000
                                                                               ------------       ------------       ------------
Cash and cash equivalents at end of year                                       $ 60,766,000       $ 69,147,000       $113,555,000
                                                                               ============       ============       ============


Cash paid during the year for:
   Interest                                                                     $ 1,842,000        $ 3,388,000        $ 4,795,000
   Income Taxes                                                                $ 36,069,000       $ 30,760,000       $ 32,227,000



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

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
   All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $40,036,000 at August 31, 1998 and $61,679,000 at August 31, 1997. Investments
with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.

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

   Maintenance and repair costs are charged against income. The cost of renewals and betterments is capitalized in the property accounts.

INVENTORIES
   The Company and its subsidiaries do not distinguish between raw materials and finished goods because numerous products which can be sold as finished goods are also used as raw materials in the production of other inventory items.

GOODWILL
   Net goodwill of $6,636,000 is being amortized over 5 to 25 years using the straight-line method and is included in deferred charges.

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

FOREIGN CURRENCY TRANSLATION
   The financial position and results of operations of the Company's foreign subsidiaries, except those subsidiaries located in highly inflationary economies, are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. The cumulative foreign currency translation adjustment account in stockholders' equity includes primarily translation adjustments arising from the use of different exchange rates on the balance sheet from period to period. For subsidiaries operating in highly inflationary economies, any translation adjustments are included in net income.

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

NOTE 2 -- INVESTMENT GRANTS
   The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company's European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities is depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $123,000 in 1998, $123,000 in 1997 and $119,000 in
1996.

NOTE 3 -- LONG-TERM DEBT AND CREDIT ARRANGEMENTS

                                                            August 31,
                                                      1998              1997
                                                  ===========        ===========
A. Schulman, Inc.:
   Revolving credit loan, 5.82% in 1998
     and 1997 ............................        $40,000,000        $12,000,000
Notes payable of foreign subsidiary:
   5% payable in French Franc ............               --               45,000
                                                  -----------        -----------
                                                   40,000,000         12,045,000
Less current portion .....................               --               36,000
                                                  -----------        -----------
                                                  $40,000,000        $12,009,000
                                                  ===========        ===========


   The revolving credit agreement, as amended on August 14, 1997, provides for borrowings of up to $100,000,000 on a revolving credit basis through August 14, 2002. A facility fee of 7 1/2 basis points must be paid to the banks. Under the terms of this agreement, approximately $58,000,000 of retained earnings was available for the payment of cash dividends at August 31, 1998.

   The Company has $34,000,000 of unsecured short-term lines of credit from various domestic banks. Short-term borrowings of $4,000,000 with a weighted average interest rate of 6.23% at August 31, 1998 and $3,000,000 with a weighted average interest rate of 5.98% at August 31, 1997 were outstanding under these domestic lines.

   The Company has $30,848,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 1998. No foreign short-term borrowings were outstanding at August 31, 1998 or 1997.

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

   The following table presents a summary of foreign exchange contracts outstanding as of August 31, 1998 and August 31, 1997:

                                 1998                          1997
                    ===========================     ===========================
                      Contract          Fair          Contract         Fair
                       Amount          Value           Amount          Value
                    ===========     ===========     ===========     ===========
Buy Currency:
  German mark....   $ 1,339,000     $ 1,339,000     $ 1,265,000     $ 1,131,000
  All other......       418,000         419,000       1,371,000       1,398,000
                    -----------     -----------     -----------     -----------
                    $ 1,757,000     $ 1,758,000     $ 2,636,000     $ 2,529,000
                    ===========     ===========     ===========     ===========
Sell Currency:
  German mark....   $27,874,000     $27,731,000     $34,724,000     $34,143,000
  Italian lira...     8,641,000       8,601,000       6,041,000       6,123,000
  British pound..     9,584,000       8,994,000         658,000         643,000
  French franc...    10,397,000      10,395,000       4,891,000       4,907,000
  U.S. dollar....     2,516,000       2,508,000       3,902,000       3,966,000
  All other......     1,080,000       1,079,000         531,000         533,000
                    -----------     -----------     -----------     -----------
                    $60,092,000     $59,308,000     $50,747,000     $50,315,000
                    ===========     ===========     ===========     ===========


   The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. Foreign exchange contracts are entered into with several financial institutions having good credit ratings and generally have maturities of less than nine months.

NOTE 5 -- INCOME TAXES
   Income before taxes and cumulative effect of accounting change is as follows:

                                             Year Ended August 31,
                                   1998               1997               1996
                               ===========        ===========        ===========
Domestic ..............        $11,308,000        $ 8,470,000        $ 4,876,000
Foreign ...............         75,021,000         77,812,000         66,096,000
                               -----------        -----------        -----------
                               $86,329,000        $86,282,000        $70,972,000
                               ===========        ===========        ===========


   The provisions for U.S. and foreign income taxes consist of the following:
Year Ended August 31,

                                1998                1997                1996
                            ============        ============        ============
Current taxes:
  U.S ...............       $  4,255,000        $  3,402,000        $  1,764,000
  Foreign ...........         30,986,000          32,812,000          26,946,000
                            ------------        ------------        ------------
                              35,241,000          36,214,000          28,710,000
                            ------------        ------------        ------------
Deferred taxes:
  U.S ...............           (405,000)         (1,357,000)             72,000
  Foreign ...........           (657,000)            681,000              13,000
                            ------------        ------------        ------------
                              (1,062,000)           (676,000)             85,000
                            ------------        ------------        ------------
                            $ 34,179,000        $ 35,538,000        $ 28,795,000
                            ============        ============        ============


   A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 39.6% in 1998, 41.2% in 1997 and 40.6% in 1996 is as follows:

                                    1998             1997            1996
                                         % of             % of             % of
                                       Pretax           Pretax           Pretax
(in thousands)                 Amount  Income   Amount  Income  Amount   Income
                               ==============   ===============================
Statutory U.S.
  tax rate ...............     $ 30,215  35.0%  $30,199  35.0%   $24,840  35.0%
Amount of
  foreign
  income taxes
  in excess of
  U.S. taxes at
  statutory rate ........         2,452   2.8     4,751   5.5      4,208   5.9
Other, net ..............         1,512   1.8       588    .7       (253)  (.3)
                               --------------   ------------------------------
                               $ 34,179  39.6%  $35,538  41.2%   $28,795  40.6%
                               ==============   ==============================

   Deferred tax assets and (liabilities) consist of the following at August 31, 1998 and August 31, 1997:

(in thousands)                                          1998             1997
                                                      ========         ========

Pensions .....................................        $  2,559         $  2,450
Inventory reserves ...........................           2,585            2,259
Bad debt reserves ............................             848            1,217
Accruals .....................................           4,044            3,181
Dividends to be received .....................             888              709
Postretirement benefits other than pensions ..           4,501            4,216
Foreign tax credit carryforwards .............           5,968            5,937
Alternative minimum tax carryforwards ........           1,828            1,684
Other ........................................           2,998            2,715
                                                      --------         --------
Gross deferred tax assets ....................          26,219           24,368
Valuation allowance ..........................          (5,968)          (5,937)
                                                      --------         --------
Total deferred tax assets ....................          20,251           18,431
                                                      --------         --------
Depreciation .................................         (16,272)         (15,365)
Other ........................................            --               (143)
                                                      --------         --------
Gross deferred tax liabilities ...............         (16,272)         (15,508)
                                                      --------         --------
                                                      $  3,979         $  2,923
                                                      ========         ========

   The valuation allowance is for foreign tax credit carryforward benefits which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 2001 to 2002.

   The tax effect of temporary differences included in prepaids was $11,282,000 and $9,996,000 at August 31, 1998 and 1997 respectively. Deferred charges also included $2,549,000 and $2,389,000 from the tax effect of temporary differences at August 31, 1998 and 1997 respectively.

   At August 31, 1998, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $180,192,000 because the Company intends to reinvest these earnings.

NOTE 6 -- RETIREMENT PLANS
   The total expense for all retirement plans was $6,845,000 in 1998, $6,191,000 in 1997 and $6,009,000 in 1996.

   The components of pension expense are as follows:

                                                Year Ended August 31,
                                    ===========     ===========     ===========
                                        1998            1997            1996
                                    -----------     -----------     -----------
Defined Benefit Plans:
  Service cost-benefits earned
  during the period ............    $ 1,376,000     $ 1,372,000     $ 1,402,000
  Interest accrued on projected
  benefit obligation ...........      1,757,000       1,675,000       1,783,000
  Actual return on assets ......       (393,000)       (681,000)       (414,000)
  Net amortization and deferral          39,000         268,000         242,000
                                    -----------     -----------     -----------
                                      2,779,000       2,634,000       3,013,000
Defined contribution plans .....      4,066,000       3,557,000       2,996,000
                                    -----------     -----------     -----------
Net periodic pension cost ......    $ 6,845,000     $ 6,191,000     $ 6,009,000
                                    ===========     ===========     ===========

The following table presents the funded status of the defined benefit plans as of August 31, 1998 and August 31, 1997:

                                                                              1998                           1997
                                                                  ==========================    ============================
                                                                  Assets Exceed  Accumulated    Assets Exceed  Accumulated
                                                                   Accumulated    Benefits       Accumulated     Benefits
                                                                    Benefits    Exceed Assets     Benefits     Exceed Assets
                                                                  -------------  -----------    -------------  -----------
Actuarial present value of benefit obligations:
  Vested benefit obligation ....................................   $  752,000    $ 21,145,000     $4,551,000   $ 13,765,000
  Non-vested benefit obligation ................................       79,000       2,221,000        --           1,929,000
                                                                   ----------    ------------     ----------   ------------
  Accumulated benefit obligation. ..............................   $  831,000    $ 23,366,000     $4,551,000   $ 15,694,000
                                                                   ==========    ============     ==========   ============

Projected benefit obligation ...................................   $1,455,000    $ 27,645,000     $6,165,000   $ 17,668,000
Plan assets at fair value ......................................      848,000       6,095,000      4,576,000      1,148,000
                                                                   ----------    ------------     ----------   ------------
Projected benefit obligation in excess of plan assets ..........     (607,000)    (21,550,000)    (1,589,000)   (16,520,000)
Unrecognized net liability at date of adoption of SFAS No. 87 ..      348,000       1,167,000        342,000      1,341,000
Unrecognized prior service cost ................................       --             646,000         49,000        399,000
Unrecognized net loss (gain) ...................................       32,000          40,000      1,055,000     (2,447,000)
Adjustment required to recognize minimum liability .............       --            (915,000)       --            (716,000)
                                                                   ----------    ------------     ----------   ------------
Accrued pension cost ...........................................   $ (227,000)   $(20,612,000)    $ (143,000)  $(17,943,000)
                                                                   ==========    ============     ==========   ============
Significant Assumptions: .......................................    U.S.-1998    Foreign-1998      U.S.-1997   Foreign-1997
                                                                   ----------    ------------     ----------   ------------

Discount rate ..................................................         7.0%     6.0% - 7.0%            7.5%     7.0%- 8.0%
Expected rate of return on assets ..............................         9.5%     0.0% - 9.5%            9.5%     0.0%-11.0%
Rate of increase in compensation levels                                --         3.0% - 5.0%          --         3.0%- 7.0%

   In respect to multiemployer plans in the U.S., ERISA extends the Company's liability for benefit obligations in the event of termination or withdrawal. The extent of any potential unfunded liability is not determinable at this time.

    The Company has agreements with three current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to two employees or their beneficiaries for a ten year period and $75,000 to one employee or his beneficiary for a ten year period. Under these agreements, $2,000,000 is vested and $750,000 will vest over the next three to five years. However, vesting and payments may be accelerated under certain conditions. The Company has provided $131,000 in 1998, 1997 and 1996 to cover the current cost for such agreements. In connection with such agreements, the Company owns and is the beneficiary of life insurance policies amounting to $3,500,000. The amounts provided are included in other long-term liabilities.

NOTE 7 -- POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS
   The Company provides postretirement health care and life insurance benefits to certain domestic employees. The postretirement benefit cost includes the following components:

                                                Year Ended August 31,
                                     ==========================================
                                        1998            1997            1996
                                     ----------       ---------       ---------
Service cost -- benefits earned
  during the period ...........      $  653,000       $ 542,000       $ 550,000
Interest cost on projected
  benefit obligation ..........         697,000         607,000         572,000
Net amortization ..............        (133,000)       (152,000)       (135,000)
                                     ----------       ---------       ---------
                                     $1,217,000       $ 997,000       $ 987,000
                                     ==========       =========       =========

   The Company's postretirement health care and life insurance plans are not funded. The status of the plans at August 31, 1998 and August 31, 1997 is as follows:

                                                           1998         1997
                                                       ===========   ===========
Actuarial present value of accumulated
postretirement benefit obligation:
     Retirees ........................................ $ 1,900,000   $ 2,089,000
     Fully eligible active plan participants .........   1,934,000     1,708,000
     Other active plan participants ..................   7,450,000     5,030,000
                                                       -----------   -----------
                                                        11,284,000     8,827,000
   Unrecognized net gain .............................     510,000     1,447,000
   Unrecognized prior service cost ...................   1,067,000     1,773,000
                                                       -----------   -----------
   Net postretirement benefit liability .............. $12,861,000   $12,047,000
                                                       ===========   ===========

   The net postretirement benefit liability is included in other long-term liabilities.

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 9.5% in 1998, 10% in 1997 and 10.5% in 1996, gradually declining to 6% in 2005 and remaining at that level thereafter. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation by $1,474,000 at August 31, 1998 and the postretirement benefit cost by $158,000 for the year then ended.

   The discount rate used in determining the accumulated postretirement benefit obligation at August 31 was 7.0% in 1998 and 7.5% in 1997.

NOTE 8 -- INCENTIVE STOCK PLANS
   Effective in December 1991, the Company adopted the 1991 Stock Incentive Plan and authorized 1,875,000 shares for future grants. The 1991 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. The option price of incentive stock options is the fair market value of the common shares on the date of grant. In the case of nonqualified stock options, the Company intends to grant options at fair market value on the date of grant. However, the Plan does provide that the option price may not be less than 50% of the fair market value of the common shares on the date of grant. Stock options may be exercised as determined by the Company, but in no event prior to six months following the date of grant or after the tenth anniversary date of grant. At August 31, 1998, there were 466,531 shares available for issuance under the 1991 Plan.

   Effective in October 1992, the Company adopted the 1992 Non-Employee Directors' Stock Option Plan and authorized 125,000 shares for future grants. The 1992 Plan provides for the grant of 875 nonqualified stock options to each non-employee director on the first business day of February of each year. The option price is the fair market value of the common shares on the first business day immediately preceding the date of grant. All options become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant of the option. Each option expires five years from the date of grant. At August 31, 1998, there were 87,125 shares available for issuance under the 1992 Plan.

   The following is a summary with respect to option activity for all of the plans:

                                                Year Ended August 31,
                                      =======================================
                                             1998                 1997
                                      --------------------  -----------------
                                                  Weighted            Weighted
                                       Shares      Average   Shares    Average
                                        Under     Exercise    Under    Exercise
                                       Option       Price    Option     Price
                                      ---------     -----   -------     -----
Outstanding at beginning
  of year ........................      915,695    $22.94   768,658    $24.86
Granted during the year ..........      307,600     19.07   261,450     18.58
Exercised during the year ........       (4,500)    22.50      --
Cancelled during the year ........     (161,870)    24.43  (114,413)    25.87
                                      ---------             -------
Outstanding at end of year .......    1,056,925     21.59   915,695     22.94
                                      =========             =======
Exercisable at end of year .......      416,996     24.10   387,221     25.01
                                      =========             =======

   Under the 1991 Plan, 35,125 shares of restricted stock were granted on August 18, 1992, 34,000 shares were granted on August 19, 1994, 43,150 shares were granted on July 11, 1996 and 67,100 shares were granted on July 8, 1998. The fair market value on the date of grant in 1992 was $26 per share, 1994 was $26.25 per share, 1996 was $23 per share and in 1998 was $18.91 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Unearned compensation representing the fair market value of the shares at the date of grant is charged to income over the five year vesting period. Compensation expense for restricted stock was $428,000 in 1998, $533,000 in 1997 and $387,000 in 1996.

   The following table summarizes information about options outstanding at August 31, 1998:

                                            Weighted Average
                                        ------------------------
   Grant       Options      Options     Exercise      Remaining
   Date      Outstanding  Exercisable     Price     Life (Years)
----------------------------------------------------------------
   8/94        126,350      126,350      $26.25           1
   8/95        159,550      119,663       25.50           2
   7/96        189,000       94,500       23.00           3
   4/97        248,175       62,044       18.50          3.7
   7/98        298,600        --          18.91           5
 All other      35,250       14,439       24.00          2.8

   No expense has been charged to income relating to stock options. If the fair value method of accounting for stock options under SFAS 123 had been used, the after tax expense relating to the stock options would have been $405,000, or $.01 per share, in 1998, $249,000, or $.01 per share, in 1997 and $28,000, or no impact on earnings per share, in 1996. Pro forma net income would have been $49,738,000 in 1998, $50,495,000 in 1997 and $42,149,000 in 1996. The pro forma amounts listed above do not take into consideration the pro forma compensation expense related to grants made prior to fiscal 1996. The weighted average fair value at the date of grant was $5.31, $5.84 and $7.22 for options granted in 1998, 1997 and 1996.

   Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option- pricing model. The following weighted average assumptions were used for grants:

                                   Year Ended August 31,
                             -----------------------------
                             1998        1997         1996
                             ----        ----         ----
Expected life (years) ...       5           5            5
Interest rate ...........     5.4%        6.7%         6.7%
Volatility ..............    23.7%       26.9%        27.1%
Dividend yield ..........    1.25%       1.33%        1.33%

NOTE 9 -- EARNINGS PER COMMON SHARE
   Effective February 28, 1998, The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." This statement requires two presentations of earnings per share -- "basic" and "diluted." Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if common stock equivalents were exercised and then shared in the earnings of the Company.

   Under both the basic and diluted earnings per share calculations, reported net income is reduced by preferred dividends of $53,000. The weighted-average number of common shares used is as follows:

                                   Year Ended August 31,
                           ===================================
                              1998         1997         1996
                           ----------   ----------  ----------
Basic .............        35,236,098   37,125,345  37,584,561
Diluted ...........        35,275,327   37,149,595  37,591,747

   The difference between basic and diluted weighted-average common shares results from the assumed exercise of outstanding stock options and grants of restricted stock, calculated using the treasury stock method.

   The following stock equivalents are not included in the diluted earnings per share calculation because their effects are antidilutive:

                                   Year Ended August 31,
                           ===================================
                               1998        1997         1996
                           ----------   ----------  ----------
Stock equivalents ......     1,158,096    968,595      873,747

   The Company repurchased approximately one million shares of its common stock subsequent to August 31, 1998.

NOTE 10 -- CAPITAL STOCK AND STOCKHOLDER RIGHTS PLAN
   The Special Stock of 1,000,000 shares was authorized with such preferences or special terms and for such consideration as may be determined at the discretion of the Board of Directors.

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

NOTE 11 - CUMULATIVE EFFECT OF ACCOUNTING CHANGE
   On November 20, 1997, the FASB Emerging Issues Task Force issued a new ruling which requires the write-off of business process re-engineering costs. The cumulative effect of this change to September 1, 1997 was to decrease the pretax income by $3,237,000 and net income by $2,007,000 or $.06 per share and is accounted for as a cumulative effect of a change in accounting method.

NOTE 12 -- LEASES
   Total rental expense was $3,398,000 in 1998, $3,021,000 in 1997 and
$2,847,000 in 1996. The future minimum rental commitments for non-cancellable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,                           Minimum rental
===============================================================
  1999                                              $2,320,000
  2000                                               2,465,000
  2001                                               1,637,000
  2002                                                 802,000
  2003                                                 352,000
  Later years                                           39,000
                                                    ----------
                                                    $7,615,000
                                                    ==========



NOTE 13 -- BUSINESS SEGMENT INFORMATION
   The Company is engaged in the sale of plastic resins in various forms which are used as raw materials by its customers. The Company considers its business to be a single industry segment.

   A summary of operating information by geographic area for the three years ended August 31, 1998 is as follows:

                                                            Adjust-
                                                           ments and
                                       North       Europe,  Elimina-    Consoli-
(in thousands)                        America       etc.      tions      dated
                                      --------    --------   -------    ---------
AUGUST 31, 1998
Sales to unaffiliated
  customers .......................   $421,188    $572,206      --      $ 993,394
Inter-geographic sales ............        693         612   $(1,305)        --
                                      --------    --------   -------    ---------
Total sales .......................   $421,881    $572,818   $(1,305)   $ 993,394
                                      ========    ========   =======    =========
Operating income ..................   $ 36,247    $ 64,945      --      $ 101,192
                                      ========    ========   =======
Interest expense ..................                                        (1,933)
Corporate expense less revenues ...                                       (14,599)
Foreign currency transaction gains                                          1,669
                                                                        ---------
Income before taxes ...............                                     $  86,329
                                                                        =========
Identifiable assets ...............   $268,734    $290,884   $(1,162)   $ 558,456
                                      ========    ========   =======
Corporate assets ..................                                         3,464
                                                                        ---------
Total assets ......................                                      $561,920
                                                                        =========
AUGUST 31, 1997
Sales to unaffiliated
  customers .......................   $446,832    $549,544      --      $ 996,376
Inter-geographic sales ............      3,253         497   $(3,750)        --
                                      --------    --------   -------    ---------
    Total sales ...................   $450,085    $550,041   $(3,750)   $ 996,376
                                      ========    ========   =======    =========
Operating income ..................   $ 31,676    $ 66,495      --      $  98,171
                                      ========    ========   =======
Interest expense ..................                                        (3,143)
Corporate expense less revenues ...                                        (9,502)
Foreign currency transaction gains                                            756
                                                                        ---------
Income before taxes ...............                                     $  86,282
                                                                        =========
Identifiable assets ...............   $280,344    $282,533   $  (945)   $ 561,932
                                      ========    ========   =======
Corporate assets ..................                                         1,013
                                                                        ---------
Total assets ......................                                     $ 562,945
                                                                        =========
AUGUST 31, 1996
Sales to unaffiliated
  customers .......................   $415,322    $561,372      --      $ 976,694
Inter-geographic sales ............      2,440         334   $(2,774)        --
                                      --------    --------   -------    ---------
   Total sales ....................   $417,762    $561,706   $(2,774)   $ 976,694
                                      ========    ========   =======    =========
Operating income ..................   $ 26,511    $ 55,823      --      $  82,334
                                      ========    ========   =======
Interest expense ..................                                        (4,192)
Corporate expense less revenues ...                                        (7,113)
Foreign currency transaction losses                                           (57)
                                                                        ---------
Income before taxes ...............                                     $  70,972
                                                                        =========
Identifiable assets ...............   $261,942    $361,302   $  (573)   $ 622,671
                                      ========    ========   =======
Corporate assets ..................                                           707
                                                                        ---------
Total assets ......................                                     $ 623,378
                                                                        =========

   The North American geographic area includes operations in the United States, Canada and Mexico. The Company's European area includes operations conducted in Belgium, France, Germany, Poland, Hungary, Indonesia, Switzerland and the United Kingdom.

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

NOTE 14 -- CONTINGENCIES
   The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company's financial condition.

NOTE 15 -- QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)
(In thousands, except per share data)

                                           Quarter ended                    Year ended
                         ------------------------------------------------   ----------
                           Nov. 30,     Feb. 28,     May 31,     Aug. 31,     Aug. 31,
                            1997         1998         1998         1998         1998
                         ================================================   ==========
Net Sales ..........     $264,208      $239,840     $256,810     $232,536     $993,394
Gross Profit .......       43,819        40,878       43,989       40,852      169,538
Income Before
 Cumulative Effect
 of Accounting
 Change ............       12,533        10,985       13,533       15,099       52,150
Cumulative Effect
 of Accounting
 Change ............       (2,007)         --           --           --         (2,007)
                          -------       -------      -------      -------      -------
Net Income .........      $10,526       $10,985      $13,533      $15,099      $50,143
                          =======       =======      =======      =======      =======
Basic and Diluted
 Earnings Per Share
 of Common Stock:
   Income Before
    Cumulative Effect
    of Accounting
    Change ..........        $.35          $.31         $.38         $.44        $1.48
   Cumulative Effect
    of Accounting
    Change ..........        (.06)         --           --           --           (.06)
                          -------       -------      -------      -------      -------
   Net Income ......         $.29          $.31         $.38         $.44        $1.42
                          =======       =======      =======      =======      =======


                                            Quarter ended                   Year ended
                         ------------------------------------------------   ----------
                          Nov. 30,       Feb. 28,    May 31,      Aug. 31,   Aug. 31,
                            1996          1997         1997         1997        1997
                         ================================================   ==========
Net Sales ..........     $257,807      $241,125     $259,231     $238,213     $996,376
Gross Profit .......       42,243        36,898       43,869       40,021      163,031
Net Income .........       11,982         9,747       13,722       15,293       50,744
Basic and Diluted
  Earnings Per Share
  of Common Stock ..         $.32          $.26         $.37         $.42        $1.37



A. Schulman, Inc.
REPORT OF INDEPENDENT ACCOUNTANTS


--------------------------------------------------------------------------------
[PricewaterhouseCoopers Logo]

To the Board of Directors and Stockholders of A. Schulman, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
October 15, 1998

A. Schulman, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
1998

   Net sales were $993.4 million in 1998, a decrease of $3.0 million over 1997 sales of $996.4 million. A comparison of net sales is as follows:

                                         (In Thousands)
                                 ========   ==================
                                                      Increase
                                    1998       1997  (Decrease)
Manufacturing .......            $661,280   $661,152   $   128
Merchant ............             178,482    176,120     2,362
Distribution ........             153,632    159,104    (5,472)
                                 --------   --------   -------
                                 $993,394   $996,376   $(2,982)
                                 ========   ========   =======

   Certain items previously reported have been reclassified to conform with the 1998 presentation.

   The translation effect from the stronger U.S. dollar reduced sales by $45.8 million in 1998.

   Worldwide tonnage was 7% higher than in 1997. European tonnage increased 14% while North American tonnage was approximately the same as in 1997. North American tonnage declined during the 1998 fourth quarter due to the General Motors strike.

   Gross margins on sales were 17.1% in 1998 compared with 16.4% in 1997. The higher margins were the result of lower resin prices and capacity utilization which improved year to year from 83% to 90% for fiscal 1998. A comparison of gross profit is as follows:

                                         (In Thousands)
                                 ========   ==================
                                                      Increase
                                    1998       1997  (Decrease)
Manufacturing .......            $128,995   $120,400   $ 8,595
Merchant ............              21,333     22,421    (1,088)
Distribution ........              19,210     20,210    (1,000)
                                 --------   --------   -------
                                 $169,538   $163,031   $ 6,507
                                 ========   ========   =======

   Certain items previously reported have been reclassified to conform with the 1998 presentation.

   Selling, general and administrative expenses increased $6.8 million in 1998. During 1998, the Company incurred $2.4 million of business process re-engineering costs related to the redesign of its business processes in North America. These types of charges had been capitalized prior to fiscal 1998. In addition, higher compensation levels and additional costs were incurred in 1998 to support the increase in sales volume.

   Interest expense decreased approximately $1.2 million in 1998 due to lower levels of borrowing.

   Foreign currency transaction gains were primarily due to changes in the value of currencies within the European Monetary System, as well as the U.S. dollar, Canadian dollar, Mexican peso and Indonesian rupiah.

   Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

   Other income was down because of lower interest income resulting from a decline in European temporary investments.

   The effective tax rate in 1998 was 39.6% compared with 41.2% in 1997. The 1998 tax rate was lower primarily because of greater North American earnings which generally incur a lower tax rate than earnings generated in Europe and a lower overall effective tax rate in Europe.

   The strengthening in the value of the U.S. dollar decreased net income by approximately $2,180,000 or $.06 per share in 1998.

   On November 20, 1997, the FASB Emerging Issues Task Force issued a new ruling which requires the write-off of business process re-engineering costs. Accordingly, the Company wrote off, in fiscal 1998, $3,237,000 of such costs which were capitalized as of August 31, 1997. This write-off, net of income taxes, amounted to $2,007,000 or $.06 per share and is accounted for as a cumulative effect of a change in accounting method for fiscal 1998.

   Earnings in Europe were off 3% for 1998 due to lower profit margins and the adverse effect of translation from the strength of the U.S. dollar.

   Profits in North America before the cumulative effect of the accounting change improved 26% for 1998. Profit margins in North America were higher due to a number of factors, including an increase in plant utilization from 77% to 86% in the current year. Certain high cost manufacturing lines in the United States were closed during 1998.

   The European operations currently have a good level of orders and stabilization of the U.S. dollar at current levels should have a positive impact on earnings.

   In North America, although order levels have improved since the settlement of the General Motors strike, there has been some moderating of business activity.

1997
   Net sales for 1997 were $996.4 million or 2% higher than 1996 sales of $976.7 million. A comparison of net sales is as follows:

                                         (In Thousands)
                                 ========   =================
                                                      Increase
                                    1997       1996  (Decrease)
Manufacturing .......            $661,152   $634,414   $26,738
Merchant ............             176,120    165,678    10,442
Distribution ........             159,104    176,602   (17,498)
                                 --------   --------  -------
                                 $996,376   $976,694  $19,682
                                 ========   ========  =======

   Certain items previously reported have been reclassified to conform with the 1998 presentation.

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

   Gross margins on sales were 16.4% in 1997 compared with 15.4% in 1996. The increase in 1997 gross profit margins was primarily derived from manufacturing. The improvement in manufacturing margins was partially offset by lower margins for distribution activities. A comparison of gross profit is as follows:

                                         (In Thousands)
                                 ========   ==================
                                                      Increase
                                    1997       1996  (Decrease)
Manufacturing .......            $120,400   $104,682   $15,718
Merchant ............              22,421     20,206     2,215
Distribution ........              20,210     25,730    (5,520)
                                 --------   --------   -------
                                 $163,031   $150,618   $12,413
                                 ========   ========   =======

   Certain items previously reported have been reclassified to conform with the 1998 presentation.

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

   North American earnings increased $4 million or 61% in 1997. Total tonnage grew 7% and plant capacity utilization was approximately 77%.

FINANCIAL CONDITION
   Historically, the Company's primary source of funds has been from operations. It is expected that this source of cash flow will continue to provide a substantial portion of the Company's future needs.

   The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the "cumulative foreign currency translation adjustment" account in stockholders' equity. The strengthening of the U.S. dollar during the fiscal year decreased this account by approximately $2.3 million during 1998.

   The following represent key measurements of the capital structure and profitability of the Company:


                                                  (Dollars in Thousands
                                                  except per share data)
                                           ========= ======================
                                             1998      1997         1996
Net worth ................................ $366,271  $393,401     $433,110
Book value per share .....................   $10.97    $10.83       $11.43
Ratio of long-term liabilities to capital     17.1%     10.1%        14.5%
Return on average net worth ..............    13.2%     12.3%        10.1%
Net income as a percent of sales .........     5.0%      5.1%         4.3%

   The ratio of long-term liabilities to capital is computed by dividing long-term debt and other long-term liabilities by the sum of total stockholders' equity plus long-term debt and other long-term liabilities. This ratio was higher in 1998 primarily due to a $28 million increase in the outstanding debt under the revolving credit agreement.

   The return on average net worth is computed by dividing net income by the average of the total stockholders' equity during the year. This ratio increased in 1998 due to a reduction in net worth.

   During 1998, the Company repurchased 2,956,188 shares of its common stock for $59,469,000. In August 1998, the Board of Directors of the Company approved the repurchase of an additional six million shares. The Company repurchased approximately one million shares of its common stock subsequent to August 31, 1998. Subject to market conditions, the Company intends to continue repurchasing its common stock in 1999.

   Working capital and the current ratio are as follows:

                                         (In Thousands)
                                 ========   ===================
                                    1998       1997      1996
Working capital .......          $288,300   $291,973  $360,846
Current ratio .........             3.7:1      3.6:1     4.4:1

   The Company has a revolving credit agreement which provides for borrowings up to $100 million through August 14, 2002. At August 31, 1998, $40 million was outstanding under this facility. Also, short-term lines of credit are maintained with various domestic and foreign banks. The unused commitment under these lines was $60.8 million at August 31, 1998.

   The Company's unfunded pension liability is approximately $22.2 million at August 31, 1998. This amount is primarily due to a book reserve plan maintained by the Company's German subsidiary. Under such plans, there is no separate vehicle to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

   The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company's exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company estimates that a 10% change in foreign exchange rates at August 31, 1998 would have changed the fair value of the contracts by approximately $5.8 million. Changes in the fair value of forward exchange contracts are substantially offset by changes in the fair value of the hedged positions. The Company does not hold or issue foreign exchange contracts for trading purposes or utilize any other types of derivative instruments.

YEAR 2000
   The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define a specific year. Any computer program that has date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a temporary inability to process transactions or engage in other business activities.

   The Company has been redesigning its North American business processes. Hardware and software purchased and installed in connection with this project will provide both Year 2000 readiness and significant additional functionality. Installation is scheduled to be completed during 1999.

   New software is also being installed at the Company's facilities in Germany, France and the United Kingdom. This software, already being utilized at the Company's Belgium operations, has been upgraded for the Year 2000 requirements. In addition, this software will provide the Company significant other benefits, including the adoption of business practices to the Euro in the years ahead. Installation of this software is scheduled to be completed during 1999.

   Information system maintenance or modification costs are expensed as incurred, while the cost of new software and equipment is capitalized and amortized over the assets' useful lives. The Year 2000 cost of the software being installed cannot be specifically identified. Other costs of achieving Year 2000 compliance are not expected to be material to operations or financial position.

   The Company could potentially experience disruptions to some aspects of its operations as a result of noncompliant systems utilized by unrelated third party governmental and business entities. The Company is communicating with its significant suppliers to determine the extent to which the Company may be vulnerable to their failure to correct their own Year 2000 issues. The Company has not received sufficient responses to its inquiries to form an accurate assessment of the Year 2000 readiness of its suppliers.

   At the present time, the Company has not yet established a formal contingency plan. The Company has commenced contingency planning and expects to formalize a plan during 1999, although in certain cases, especially infrastructure failures, there may be no practical alternative course of action available to the Company.

CAUTIONARY STATEMENTS
   Statements in this report which are not historical facts are forward looking statements which involve risks and uncertainties and actual events or results could differ materially from those expressed or implied in this report. These "forward-looking statements" are based on currently available information. They are also inherently uncertain, and investors must recognize that events could turn out to be significantly different from what the Company had expected. Examples of such uncertainties include, but are not limited to, the following:

-    Worldwide and regional economic, business and political conditions
- Fluctuations in the value of currencies within the European Monetary System, as well as the U.S. dollar, Canadian dollar, Mexican peso and Indonesian rupiah
-    Fluctuations in the prices of plastic resins and other raw materials
-    Changes in customer demand and requirements

A. Schulman, Inc.
TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA
(In thousands, except per share data)

                                                                                           Year Ended August 31,
                                                                      ==========   ======================================
                                                                         1998         1997        1996        1995
Net sales ..........................................................  $  993,394   $  996,376  $  976,694    $1,027,458
Interest and other income ..........................................       3,072        4,998       6,075         7,099
                                                                      ----------   ----------  ----------    ----------
                                                                         996,466    1,001,374     982,769     1,034,557
                                                                      ----------   ----------  ----------    ----------
Cost of sales ......................................................     823,856      833,345     826,076       863,409
Other costs, expenses, etc .........................................      86,281       81,747      85,721        81,336
                                                                      ----------   ----------  ----------    ----------
                                                                         910,137      915,092     911,797       944,745
                                                                      ----------   ----------  ----------    ----------
Income before taxes and cumulative effect of accounting changes ....      86,329       86,282      70,972        89,812
Provision for U.S. and foreign income taxes ........................      34,179       35,538      28,795        36,194
                                                                      ----------   ----------  ----------    ----------
Income before cumulative effect of accounting changes ..............      52,150       50,744      42,177        53,618
Cumulative effect of accounting changes (1) (2) ....................      (2,007)          --          --            --
                                                                      ----------   ----------  ----------    ----------
Net income .........................................................  $   50,143   $   50,744  $   42,177    $   53,618
                                                                      ==========   ======================================


Total assets .......................................................  $  561,920   $  562,945  $  623,378    $  647,166
Long-term debt .....................................................  $   40,000   $   12,009  $   40,054    $   75,096
Total stockholders' equity .........................................  $  366,271   $  393,401  $  433,110    $  405,218
Average number of common shares outstanding, net of treasury shares:
      Basic ........................................................  35,236,098   37,125,345  37,584,561    37,544,408
      Diluted ......................................................  35,275,327   37,149,595  37,591,747    37,703,820
Diluted earnings per share:
      Before cumulative effect of accounting changes ...............      $ 1.48       $ 1.37      $ 1.12        $ 1.42
      Cumulative effect of accounting changes (1) (2) ..............       (0.06)          --          --            --
      Net income ...................................................      $ 1.42       $ 1.37      $ 1.12        $ 1.42
Cash dividends per common share ....................................      $  .45       $  .41      $  .37        $  .33
Book value per common share ........................................      $10.97       $10.83      $11.43        $10.75


(1) Effective September 1, 1992, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes."
(2) On November 20,1997, The FASB Emerging Issues Task Force issued a new ruling which requires the write-off of business process re-engineering costs. Accordingly, $3,237,000 of such costs capitalized as of August 31, 1997 were written off in the quarter ending November 30, 1997. This write-off, net of income taxes, amounted to $2,007,000 or $.06 per common share and was accounted for as a change in accounting.
(3) Includes a gain of $887,000 or $.02 per share from life insurance proceeds and a tax benefit of $945,000 or $.03 per share from a new U.S./German tax treaty. This tax benefit included $466,000 or $.01 per share applicable to 1990 and $479,000 or $.01 per share applicable to prior years.

SUPPLEMENTAL INFORMATION
(In thousands of dollars)

                                                             Year Ended August 31,
                     =================  ==========================================================================
                            1998               1997               1996               1995               1994
NET SALES
Manufacturing .....  $  661,280    67%  $  661,152    66%  $  634,414    65%  $  624,917    61%  $  449,085    60%
Merchant Activities     178,482    18%     176,120    18%     165,678    17%     198,891    19%     149,798    20%
Distribution ......     153,632    15%     159,104    16%     176,602    18%     203,650    20%     149,895    20%
                     -----------------  --------------------------------------------------------------------------
Total .............  $  993,394   100%  $  996,376   100%  $  976,694   100%  $1,027,458   100%  $  748,778   100%
                     =================  ==========================================================================


GROSS PROFIT
Manufacturing .....  $  128,995    76%  $  120,400    74%  $  104,682    70%  $  109,537    66%  $   88,609    68%
Merchant Activities      21,333    13%      22,421    14%      20,206    13%      29,082    18%      22,582    17%
Distribution ......      19,210    11%      20,210    12%      25,730    17%      25,430    16%      19,732    15%
                     -----------------  --------------------------------------------------------------------------
Total .............  $  169,538   100%  $  163,031   100%  $  150,618   100%  $  164,049   100%  $  130,923   100%
                     =================  ==========================================================================



Certain items previously reported have been reclassified to conform with the 1998 presentation.

                                                                          Year Ended August 31,
                                                                    ====================================
                                                                     1994           1993         1992
Net sales ..........................................................$  748,778   $  685,112   $  732,170
Interest and other income ..........................................     7,456        8,103        6,778
                                                                    ----------   ----------   ----------
                                                                       756,234      693,215      738,948
                                                                    ----------   ----------   ----------
Cost of sales ......................................................   617,855      565,284      599,009
Other costs, expenses, etc .........................................    67,939       65,480       66,838
                                                                    ----------   ----------   ----------
                                                                       685,794      630,764      665,847
                                                                    ----------   ----------   ----------
Income before taxes and cumulative effect of accounting changes ....    70,440       62,451       73,101
Provision for U.S. and foreign income taxes ........................    25,869       23,544       29,341
                                                                    ----------   ----------   ----------
Income before cumulative effect of accounting changes ..............    44,571       38,907       43,760
Cumulative effect of accounting changes (1) (2) ....................        --       (2,169)          --
                                                                    ----------   ----------   ----------
Net income .........................................................$   44,571   $   36,738   $   43,760
                                                                    ===========  =======================


Total assets .......................................................$  510,419   $  407,865   $  427,966
Long-term debt .....................................................$   23,126   $   10,149   $   10,108
Total stockholders' equity .........................................$  345,919   $  294,209   $  307,576
Average number of common shares outstanding, net of treasury shares:
      Basic ........................................................37,438,118   37,325,547   37,024,548
      Diluted ......................................................37,540,391   37,411,527   37,340,053
Diluted earnings per share:
      Before cumulative effect of accounting changes ...............     $1.19        $1.04        $1.17
      Cumulative effect of accounting changes (1) (2) ..............        --         (.06)          --
      Net income ...................................................     $1.19        $ .98        $1.17
Cash dividends per common share ....................................     $.286        $.248        $.216
Book value per common share ........................................     $9.21        $7.84        $8.26


                                                                    ======================================
                                                                         1991          1990        1989
Net sales ..........................................................  $  736,007    $  678,644  $  624,410
Interest and other income ..........................................       4,083         2,409       1,675
                                                                      ----------    ----------  ----------
                                                                         740,090       681,053     626,085
                                                                      ----------    ----------  ----------
Cost of sales ......................................................     614,001       566,872     528,296
Other costs, expenses, etc .........................................      55,876        50,644      43,000
                                                                      ----------    ----------  ----------
                                                                         669,877       617,516     571,296
                                                                      ----------    ----------  ----------
Income before taxes and cumulative effect of accounting changes ....      70,213        63,537      54,789
Provision for U.S. and foreign income taxes ........................      27,864        27,441      23,977
                                                                      ----------    ----------  ----------
Income before cumulative effect of accounting changes ..............      42,349        36,096      30,812
Cumulative effect of accounting changes (1) (2) ....................          --            --          --
                                                                      ----------    ----------  ----------
Net income .........................................................  $   42,349(3) $   36,096  $   30,812
                                                                    ==============  ======================


Total assets .......................................................  $  344,273    $  328,210  $  257,687
Long-term debt .....................................................  $    9,000    $    7,000  $   10,000
Total stockholders' equity .........................................  $  232,567    $  223,973  $  166,640
Average number of common shares outstanding, net of treasury shares:
      Basic ........................................................  36,963,010    37,699,043  37,674,290
      Diluted ......................................................  37,239,413    37,927,662  37,840,157
Diluted earnings per share:
      Before cumulative effect of accounting changes ...............       $1.14         $ .95       $ .81
      Cumulative effect of accounting changes (1) (2) ..............          --            --          --
      Net income ...................................................       $1.14(3)      $ .95       $ .81
Cash dividends per common share ....................................       $.186         $.153       $.135
Book value per common share ........................................       $6.26         $5.91       $4.39

CORPORATE HEADQUARTERS
3550 West Market Street
Akron, Ohio 44333
(330) 666-3751
www.aschulman.com

ANNUAL MEETING
of Stockholders will be held on
Thursday, December 10, 1998,
at 10 AM E.S.T., at the Fairlawn Country Club,
200 North Wheaton Road
Akron, Ohio 44313

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
BP Tower
27th Floor
200 Public Square
Cleveland, Ohio 44114-2301

STOCK LISTING
The common stock of
A. Schulman, Inc. is traded
and quoted through the
NASDAQ National Market
System. Symbol: SHLM

TRANSFER AGENT
First Chicago Trust Company
P.O. Box 2500
Jersey City NJ 07303-2500

Any questions regarding shareholder
records should be directed to:
First Chicago Trust Company
800-317-4445
http://www.fctc.com
fctc@em.fcnbd.com

The annual report to the Securities
and Exchange Commission,
Form 10-K, will be made available
upon request without charge.
Write:

Robert A. Stefanko,
Chairman and
Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

A. Schulman, Inc.




THE BOARD OF DIRECTORS

ROBERT A. STEFANKO
Chairman

TERRY L. HAINES
President and Chief Executive Officer

DR. PEGGY GORDON ELLIOTT
President, South Dakota State University

WILLARD R. HOLLAND
Chairman and Chief Executive Officer,
FirstEnergy Corp.

JAMES A. KARMAN
President, RPM, Inc.

JAMES S. MARLEN
Chairman, President and
Chief Executive Officer,
Ameron International Corporation

ALAN L. OCKENE
Former President and
Chief Executive Officer,
General Tire, Inc.

DR. PAUL CRAIG ROBERTS
Chairman,
The Institute for Political Economy

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

RENE C. ROMBOUTS
General Manager -- Europe

GERALD M. WEINBERGER
Managing Director -- Germany

OTTO H. BRUDER
Managing Director -- France

RITSON D. GILLINGS
Managing Director -- United Kingdom

CORPORATE HEADQUARTERS

A. SCHULMAN, INC.
3550 West Market Street
Akron, OH  44333
(330) 666-3751


DOMESTIC OFFICES

NORTHEAST REGIONAL SALES OFFICE
367 Ghent Road, Suite 3C
Akron, OH  44333
(330) 666-3751

INTERNATIONAL AUTOMOTIVE
MARKETING CENTER
2100 East Maple Road
Birmingham, MI  48009-6524
(248) 643-6100

SOUTHEAST REGIONAL SALES OFFICE
424 B Gallimore Dairy Road
Greensboro, NC  27409
(336) 668-8081

MIDWEST REGIONAL SALES OFFICE
Embassy Plaza
1933 N. Meacham Road
Schaumburg, IL 60173
(847) 397-3973

WESTERN REGIONAL SALES OFFICE
600 South Lake Avenue, Suite 506
Pasadena, CA  91106
(626) 792-0053

NASHVILLE, TENNESSEE  37211-3333
ComAlloy International Company
481 Allied Drive
(615) 333-3453

ORANGE, TEXAS  77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331

A. Schulman, Inc.

REPRESENTATIVE OFFICES

BARCELONA, SPAIN
Oficina de representacion
BCIN - Pol. Ind Les Guixeres s/n
08915 Barcelona
34-3-464-8043

SINGAPORE
Singapore Representative Office
Contact Address:
311 Bukit Timah Road
07-01, Rich Mansions
Singapore - 259709
65-235-7675


FOREIGN OFFICES

BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25 Industriepark
2880 Bornem
32-3-890-4211

KERPEN, GERMANY
A. Schulman GmbH
HYttenstrassBe 211
D-50170 Kerpen
49-2273-5610

PARIS, FRANCE
A. Schulman, S.A.
Diffusion Plastique
Immeuble Dynasteur
10/12 rue Andras Beck
92360 Meudon-la-Foret
33-1-4107-7500

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

ZURICH, SWITZERLAND
A. Schulman AG
Kernstrasse 10
CH 8004 Zurich
41-1-241-6030

WARSAW, POLAND
A. Schulman Polska Sp. z o.o.
ul. Instalatorow 9
02-237 Warsaw
48-22-868-2682

BUDAPEST, HUNGARY
A. Schulman Hungary Kft.
XI. Bezirk, Bartfai u. 54
H-1115 Budapest
36-1-203-4264

MILAN, ITALY
A. Schulman Plastics, S.p.A.
Via Siviglia, 11
I-20093 Cologno Monzese (Mi)
39-02-25-391-912

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

ORANGE, TEXAS 77630
(Dispersion Plant)
3007 Burnett
(409) 883-9371

SHARON CENTER, OHIO 44274
(Specialty Compounding Division)
1475 Wolf Creek Trail
(330) 239-0101

NASHVILLE, TENNESSEE 37211-3333
ComAlloy International Company
481 Allied Drive
(615) 333-3453

ORANGE, TEXAS 77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331

BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

KERPEN, GERMANY
A. Schulman GmbH
HYttenstrass.e 211
D-50170 Kerpen
49-2273-5610

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

GIVET, FRANCE
A. Schulman Plastics S.A.
Rue Alex Schulman
F-08600 Givet
33-24-427161

EAST JAVA, INDONESIA
PT A. Schulman Plastics
Desa Ngerong - Gempol
Kab. Pasuruan
62-343-854-232

ST. THOMAS, ONTARIO, CANADA
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519) 633-3451

SAN LUIS POTOSI, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
(5248) 240-708


                              [INSIDE BACK COVER]

                            [A. Schulman Inc. Logo]

           3550 West Market Street, Akron, Ohio 44333 - 330/666-3751
                               www.aschulman.com


                              [OUTSIDE BACK COVER]