Form 10-K405, Exhibit 13
period 1999-08-31
SCHULMAN A INC
filed 1999-11-24
CIK 87565

[PHOTO OF RED, YELLOW, BLUE AND BLACK PLASTIC BOARDS AND A CIRCULAR SAW BLADE]

                                BUILDING ON OUR STRENGTHS FOR THE NEW MILLENNIUM



1999 ANNUAL REPORT OF A.SCHULMAN INC.











                             [OUTSIDE FRONT COVER]

[PHOTO OF RED, BLUE, GREY AND BROWN PLASTIC BOARDS, CIRCULAR SAW BLADE, LEVEL, SCREWS, PENCIL AND SLIDE SQUARE]

       ON THE COVER:

A. SCHULMAN INC. IS "BUILDING ON ITS STRENGTHS FOR THE NEW MILLENNIUM." THESE STRENGTHS GIVE THE COMPANY A DISTINCT ADVANTAGE OVER ITS PLASTICS INDUSTRY COMPETITORS.

A. SCHULMAN'S CORE STRENGTHS ARE:
- PRODUCT INNOVATION
- EXCEPTIONAL SERVICE
- GLOBAL LEADERSHIP
- OPERATIONAL STRATEGY

THESE STRENGTHS CONTRIBUTE DIRECTLY TO A. SCHULMAN'S SUCCESS IN THE MARKETS IT SERVES, SUCH AS AUTOMOTIVE, FILM AND PACKAGING, CONSTRUCTION (SUCH AS THE PLASTIC BUILDING MATERIALS SHOWN ON THE COVER AND ABOVE), AND SPECIALTY PLASTICS.

ABOUT THE COMPANY

A. SCHULMAN INC. IS A LEADING INTERNATIONAL SUPPLIER OF HIGH-PERFORMANCE PLASTIC COMPOUNDS AND RESINS, WHICH ARE USED AS A RAW MATERIAL TO BE MOLDED OR EXTRUDED BY THE COMPANY'S CUSTOMERS. END-USE APPLICATIONS INCLUDE AUTOMOTIVE COMPONENTS, FILM AND PACKAGING MATERIALS, CONSTRUCTION AND HOME IMPROVEMENT PRODUCTS, RECREATIONAL AND SPORTS PRODUCTS, HOME AND OFFICE FURNISHINGS, QUALITY CHILDREN'S TOYS, AND NUMEROUS OTHER INDUSTRIAL AND CONSUMER PRODUCTS.

         THE COMPANY'S PRINCIPAL PRODUCT LINES CONSIST OF PROPRIETARY AND CUSTOM-FORMULATED ENGINEERED PLASTIC COMPOUNDS MATCHED TO CUSTOMER PRODUCT SPECIFICATIONS. A. SCHULMAN ALSO PRODUCES SPECIALTY COLOR CONCENTRATES AND ADDITIVES THAT IMPROVE THE PERFORMANCE OF PLASTICS IN A NUMBER OF SPECIALIZED APPLICATIONS.

         IN ADDITION, THE COMPANY'S WORLDWIDE MARKETING AND LOGISTICS ORGANIZATION SERVES AS A DISTRIBUTOR AND MERCHANT FOR PLASTIC MATERIALS MANUFACTURED BY MAJOR POLYMER PRODUCERS.

         A. SCHULMAN'S BUSINESS IS HIGHLY SERVICE ORIENTED, PROVIDING TIMELY AND EFFECTIVE RESPONSE TO CHALLENGING TECHNICAL, PRODUCT PERFORMANCE AND CUSTOMER DELIVERY REQUIREMENTS.

         HEADQUARTERED IN AKRON, OHIO, A. SCHULMAN HAS 13 MANUFACTURING PLANTS IN NORTH AMERICA, EUROPE, MEXICO AND THE ASIA-PACIFIC REGION. THE COMPANY EMPLOYS APPROXIMATELY 2,400 PEOPLE. A. SCHULMAN STOCK IS QUOTED THROUGH THE NASDAQ NATIONAL MARKET SYSTEM (SYMBOL: SHLM).

TABLE OF CONTENTS:

1   FINANCIAL HIGHLIGHTS
2   PRODUCT FAMILIES AT A GLANCE
4   LETTER TO SHAREHOLDERS
6   PRODUCT INNOVATION
8   EXCEPTIONAL SERVICE
10  GLOBAL LEADERSHIP
12  OPERATIONAL STRATEGY
14  CONSOLIDATED FINANCIAL STATEMENTS
27  MANAGEMENT'S DISCUSSION AND ANALYSIS
30  SELECTED FINANCIAL DATA
32  CORPORATE INFORMATION

                              [INSIDE FRONT COVER]

A. Schulman, Inc.
FINANCIAL HIGHLIGHTS


                                                                                        Year Ended August 31,
                                                                    ----------------        --------------        ---------------
                                                                    ----------------        --------------        ---------------
                                                                           1999                  1998                  1997
Net sales .....................................................     $    985,623,000        $  993,394,000        $   996,376,000
Net income ....................................................     $     47,789,000        $   50,143,000        $    50,744,000
Diluted earnings per share of common stock ....................     $           1.51        $         1.42*       $          1.37
Capital expenditures ..........................................     $     35,082,000        $   30,987,000        $    27,201,000
Long-term debt and other non-current liabilities ..............     $    102,696,000        $   75,704,000        $    44,318,000
Long-term liabilities to capital ..............................                 22.4%                 17.1%                  10.1%
Stockholders' equity ..........................................     $    356,246,000        $  366,271,000        $   393,401,000
Book value per common share ...................................     $          11.41        $        10.97        $         10.83
Number of stockholders ........................................                  971                 1,066                  1,178
*After deducting cumulative effect of accounting change
amounting to $.06 per common share

Cash dividends per share
1st Quarter ...................................................     $           .115       $          .105        $          .095
2nd Quarter ...................................................                 .125                  .115                   .105
3rd Quarter ...................................................                 .125                  .115                   .105
4th Quarter ...................................................                 .125                  .115                   .105
                                                                    ----------------        --------------        ---------------
                                                                    $           .490       $          .450        $          .410
                                                                    ----------------        --------------        ---------------
                                                                    ----------------        --------------        ---------------

Common stock price range ......................................     High   - Low             High   - Low         High   - Low
1st Quarter ...................................................     23     - 13  7/16        24 3/4 - 19  1/2     25     - 19 1/2
2nd Quarter ...................................................     22 3/4 - 16 1/4          26 1/2 - 22  3/8     25 1/8 - 19
3rd Quarter ...................................................     18     - 13              26 1/8 - 19  7/8     22 3/8 - 18
4th Quarter ...................................................     20 1/4 - 16 1/16         21     - 151 1/16    25     - 211/4

NET SALES                       NET INCOME                 CAPITAL EXPENDITURES

(Dollars in Billions)          (Dollars in Millions)      (Dollars in Millions)
    1990  $ .736                   1990  $ 36.096              1990  $ 17.668
    1991  $ .679                   1991  $ 42.349              1991  $ 17.997
    1992  $ .732                   1992  $ 43.760              1992  $ 15.827
    1993  $ .685                   1993  $ 36.738              1993  $ 18.158
    1994  $ .749                   1994  $ 44.571              1994  $ 25.302
    1995  $1.027                   1995  $ 53.618              1995  $ 58.533
    1996  $ .977                   1996  $ 42.177              1996  $ 18.542
    1997  $ .996                   1997  $ 50.774              1997  $ 27.201
    1998  $ .993                   1998  $ 50.143              1998  $ 30.987
    1999  $ .986                   1999  $ 47.789              1999  $ 35.082

[PHOTO OF GREEN, RED, YELLOW AND BLUE PELLETS AND COLOR PLAQUES]

A. SCHULMAN PRODUCT
FAMILIES
AT A GLANCE

-----------------------
PRODUCT FAMILIES
-----------------------
POLYOLEFINS



 .......................
COLOR
CONCENTRATES/
ADDITIVE
MASTERBATCHES



 .......................
POLYVINYL
CHLORIDE



 .......................
ENGINEERED
MATERIALS



 .......................
MERCHANT/
DISTRIBUTION

--------------------------------------------------------------------------------

PRODUCTS AND SERVICES

--------------------------------------------------------------------------------

- Filled and unfilled polypropylene and polyethylene compounds can withstand severe weather and use conditions. Available for injection molding, extrusion and blow molding applications.

- A. Schulman's custom compounding services and resins are specifically tailored for rotational molding, which is used to make very large hollow parts.

- Polyolefins can be combined with colorants and other additives to deliver customer-specific properties for color, glossy/matte finish, ultraviolet protection and a broad range of physical properties.

--------------------------------------------------------------------------------
- A. Schulman offers thermoplastic color and additive concentrates that improve the appearance and performance of resins used in plastic film.

- A. Schulman has matched thousands of different colors in virtually every resin and can meet exacting customer specifications.

- One masterbatch product is a paper substitute that is printable and foldable like paper, but is exceptionally durable and resists moisture and chemicals.

--------------------------------------------------------------------------------
- Unique thermoplastic/PVC compounds are available in several blow molding, injection molding and extrusion grades.

- A. Schulman formulates compounds and elastomers to introduce a variety of product attributes, including weatherability; consistency; ease of processing; material flexibility; and high-gloss, low-gloss or matte finish.

--------------------------------------------------------------------------------
- A. Schulman configures multicomponent blends of ionomers, urethanes and nylon to produce materials that meet specific performance requirements, no matter what the base resin.

- Compounds are processed for color; toughness; abrasion, chemical, heat and corrosion resistance; electrical insulation; and dimensional stability.

--------------------------------------------------------------------------------
- A. Schulman is a leading international marketer and distributor of polypropylene, polyethylene and specialty styrenics on behalf of polymer producers Exxon Chemical and BASF.

- The merchant business accommodates a variety of bulk and packaged material requests for polyethylene, polypropylene, acrylonitrile butadiene styrene
   (ABS), and custom blends.

--------------------------------------------------------------------------------
CUSTOMERS AND MARKETS
--------------------------------------------------------------------------------
- Polyolefins are the material of choice for automotive applications, including interior trim, bumper covers and fascias. A. Schulman is a preferred supplier to leading North American auto manufacturers.

- Roto-molding compounds are used in agricultural tanks, watercraft such as kayaks and canoes, and large toys.

-------------------------------------------------------------------------------
- A. Schulman's film and packaging business is especially strong in Europe, with significant growth potential in North America. End-uses: film and packaging for processed foods, courier bags, and other consumer and industrial products.

- Papermatch-Registered Trademark- is an advanced product whose market potential is just beginning to be realized. Applications include book covers, bibs, maps, packaging materials, labels, folders and envelopes.

-------------------------------------------------------------------------------
- Typical applications include automotive, furniture, architectural and consumer products.

- A. Schulman's Sunprene-Registered Trademark- is an ideal, economically beneficial replacement for rubber and other thermoplastic elastomers in automotive applications.

-------------------------------------------------------------------------------
- High-strength applications in the electronics, appliance, automotive and construction industries.

-------------------------------------------------------------------------------
- A. Schulman distributes specialty resins throughout North America and Europe. Customers include automobile and film and packaging manufacturers around the world.

- A. Schulman capitalizes on its economies of scale and global purchasing and sourcing capabilities to procure and re-package plastic materials to meet specific customer needs.


BUILDING OUR
GLOBAL CAPACITY

A. Schulman is a U.S.-based global company whose investments in western and eastern Europe, Mexico and Asia-Pacific have resulted in a number of strategic successes around the world. The international operations enable A. Schulman to meet local and global customers' demands for high-performance plastics.

In the last 24 months, A. Schulman has opened or expanded operations in Mexico, the Czech Republic, France, Germany, Great Britain, Hungary, Italy, Poland and Indonesia. A. Schulman's European operations are particularly well-positioned to serve the growing film and packaging markets, while its North American operations hold preferred-vendor status in the automobile industry.

The ability to share information in the automobile and film/packaging markets across continents is a significant competitive advantage for A. Schulman. In addition, A. Schulman's marketing expertise and global purchasing programs provide opportunities in the non-manufacturing (distribution and merchant) portion of the business. Global leadership has been, and will continue to be, one of the core strengths of A. Schulman.

TO OUR STOCKHOLDERS:

We are pleased to report that net income per share, before the effect of an accounting change in fiscal 1998, established new records for the fourth quarter and year ended August 31, 1999.

     Net income per share for the fourth quarter ended August 31, 1999 was $.48, a 9% increase over the $.44 per share recorded in the same period last year. However, net income of $15,034,000 for the final quarter of 1999 was off slightly from last year's earnings of $15,099,000 for the fourth quarter of fiscal 1998. Sales of $241.3 million were up 3.8% from last year's fourth quarter sales of $232.5 million.

     Fiscal year 1999 net income per share of $1.51 was a record for A. Schulman, surpassing last year's record of $1.48 before the cumulative effect of an accounting change. Net income for 1999 was $47,789,000, down 8.4% from last year's $52,150,000 before the cumulative effect of an accounting change. Sales for fiscal 1999 were $985.6 million compared with $993.3 million for the same period last year. A lower level of pricing in the plastic market more than offset improved volume of approximately 2% for the year.

     In November 1997, the FASB issued a ruling requiring the write-off of business process re-engineering costs. Accordingly, in last year's first quarter, we wrote off $3,237,000 of such costs that were capitalized as of August 31, 1997. This write-off, net of income taxes, amounted to $2,007,000 or $.06 per common share and was accounted for as a cumulative effect of an accounting change. After deducting the charge, net income for the year ended August 31, 1998 was $50,143,000 or $1.42 per common share.

     Basic and diluted per share earnings are the same for all reported periods.

     Although we accomplished many of our objectives during the past year, net income was off from last year's levels. The major reasons for the reduction in income were low pricing and higher operating expenses resulting from investments in new employees, costs arising from the implementation of new business systems and a number of other cost pressures.

     There was a positive impact on per share earnings from the shares repurchased under our existing authorization. During the year ended August 31, 1999, we repurchased 2,182,000 shares for $34,533,000 or an average cost of $15.82 per share. Currently, we have 3,692,000 shares remaining under a six million share repurchase authorization approved by our Board in August 1998. As of August 31, 1999, there were 31,130,155 shares outstanding, down 6.5% from the 33,278,505 shares outstanding at the end of the 1998 fiscal year.

     Profits in our European operations were up in the final quarter of the fiscal year. Tonnage for the fourth quarter was up 8.5%, but sales were off slightly mainly because of the adverse effect of the translation of foreign currencies which reduced sales by $6.4 million for the quarter and $4.4 million for the year. The adverse effect of translation also reduced net income by $297,000 or $.01 per share for the quarter and $189,000 or $.01 per share for the year.

     For the 1999 fiscal year, European profits were up slightly on a sales decline of $10.7 million resulting from the adverse effects of translation and lower prices of plastics, which offset tonnage gains of 4.7%.

     North American profits were down for the quarter and were off $4.6 million for the year. Tonnage for the quarter was up 4.1%, and the gain was more than offset by lower margins and higher operating expenses.

     For the year, volume in North America was down approximately 1%, but an improvement in profit margins was offset by higher operating expenses.

     Worldwide volume was up 6.6% for the quarter and 2.2% for the year. Tonnage in manufacturing was off approximately 2% for the year, but merchant volume was up strongly in Europe and North America.

     Capacity utilization in the quarter was 82% compared with 86% last year. Utilization was down in Europe, mainly due to the startup of a new large manufacturing line in the Givet, France operation. Utilization in North America declined from 82% in last year's fourth quarter to 78% in the current quarter due to equipment problems at our Texas tolling facility and additional capacity in the Canadian and Mexican facilities.

     For the year, capacity utilization was 84% compared with 90% last year. Utilization was down 8% in Europe due to a weak second quarter.

     Gross profit margins for the quarter were up because of strong margins in Europe. Worldwide margins were 19.2% compared with 17.6% last year. For the year, overall margins improved from 17.1% to 18.3% in 1999.

     Capital expenditures were $35 million for 1999, the second highest in A. Schulman's history. The largest project, with a cost of $12.5 million, was an addition to the Givet, France facility that included a new manufacturing line with an annual capacity of 60 million pounds. This line, which commenced operations in June 1999, will increase European capacity by approximately 15%. During the year, we also completed a product development and a color center, both in northeast Ohio. These two facilities, with a cost of $5.8 million, will provide new and enhanced capabilities for the development of products for customers.

     In addition, we are spending $13 million in Germany to expand our manufacturing capability and provide additional storage capabilities. This project, which will add 23 million pounds of capacity, should be completed during the next year.

     Our Board recently approved several new capital projects amounting to approximately $13 million. These projects include a new state-of-the-art manufacturing line for our ComAlloy facility in Tennessee. This line, which will cost $4 million, will replace two small volume older manufacturing lines and provide the ability to pursue new business opportunities.

     We will also add a production line to our facility in Indonesia and replace a line in our Belgian plant. The Belgian project will also include a warehouse addition. These projects will cost $6.2 million. We will also invest $3.2 million to add a fourth line to our Givet, France facility.

     These projects will increase worldwide capacity by approximately 4% and are planned for completion in fiscal 2001.

     Larry A. Kushkin, our Executive Vice President of International Automotive Operations, and Brian R. Colbow, Treasurer, retired on August 31, 1999. Both of these individuals, who each have over 20 years of service, have been important contributors to our success. We will certainly miss their expertise, dedication and commitment to A. Schulman.

     In October 1999, we strengthened our management team by appointing Ronald
G. Andres as Vice President of North American Manufacturing. Mr. Andres, who has 15 years of service, has served in a number of manufacturing positions in various locations. Alain C. Adam, our Vice President of International Automotive Operations, will assume overall responsibility for the automotive business.

     We have redesigned our business processes and installed new systems at the majority of our worldwide facilities during fiscal 1999. We will implement the system at one major facility and one smaller location during fiscal 2000. This will complete our plan to cover the critical locations throughout our operations.

     These new systems and software will enable us to better serve our customers, increase efficiencies and productivity, and provide us with the information to effectively manage in today's competitive business environment. During the year, we incurred $4.3 million for this initiative. Although these implementations have been difficult and time consuming, we remain convinced and enthusiastic about the future benefits for A. Schulman.

     In August 1999, we completed a new $50 million financing. This agreement, with a number of insurance companies, will have an effective interest rate of 7.14% annually and is repayable in one lump sum after ten years. These funds will provide added capability and flexibility to continue our repurchases of stock, maintain our program of capital expenditures, and provide resources for any other new corporate opportunities that may arise.

     In January 1999, for the seventeenth consecutive year, we increased annual cash dividends from $.46 to $.50 per share. This increase, amounting to 9%, reflects our confidence in the long-term future of A. Schulman.

[PHOTO OF TERRY L. HAINES AND ROBERT A. STEFANKO IN FRONT OF THE COMPANY'S OHIO COLOR TECHNOLOGY CENTER]

Terry L. Haines (left) and Robert A. Stefanko at the new Color
Technology Center in Ohio.

     There were a number of important accomplishments during the year. First, record per share earnings were achieved in an extremely difficult environment of strong competition, low plastic prices and a weak Euro. In addition, we have been aggressive in our repurchase of shares under an existing authorization. We have increased our European capacity with a large new line in France and have opened two new centers in Ohio for the development of products. We have redesigned our business processes and have installed new information systems in the majority of our worldwide facilities. We have also enhanced our financial capabilities with a new $50 million financing.

     Currently, we have a strong level of orders in Europe. Pricing of resins has firmed during the last six months and we anticipate good business conditions through the 1999 calendar year.

     In North America, we have a good level of orders but have noted some pressure on margins due to the higher costs of plastic resins. Although the cost of implementing new business systems will decline in fiscal 2000, most of the lower cost will occur in the second half of the fiscal year.

     As we enter the new millennium, we will utilize our strengths to capitalize on new opportunities. We remain optimistic about the future.

     We thank our shareholders and employees for their continued support and commitment to A. Schulman.

/s/ Terry L. Haines                /s/ Robert A. Stefanko

Terry L. Haines                    Robert A. Stefanko
President and                      Chairman
Chief Executive Officer

November 5, 1999

[PHOTO OF FRONT DRIVER'S SIDE CORNER OF A RED AUTOMOBILE]

A. SCHULMAN'S ABILITY TO TAILOR PLASTIC COMPOUNDS TO MEET SPECIFIC CUSTOMER APPLICATIONS IS A DISTINCT COMPETITIVE ADVANTAGE. THE NEW PLYMOUTH NEON BUMPER COVER SHOWN ABOVE IS ONE SUCH INNOVATION - HIGHLY DURABLE, GLOSSY PLASTIC THAT IS A SOLID COLOR, WITH NO NEED FOR PAINTING.

[PHOTO OF CLOTH MATERIAL, SPOOLS OF YELLOW THREAD, SCISSORS, PINS AND YELLOW TAPE MEASURE]

TECHNOLOGY and product innovation are important factors for future growth at
A. Schulman. The Company actively promotes, and benefits from, the increased use of plastics in everything from automobile components and building materials to film and packaging, recreational products, home furnishings, and toys.

     A. Schulman offers a large array of plastic resins, concentrates, additives and blends. These products are designed to meet specific customer demands for color, weatherability, flexibility, dimensional stability, printability, strength, and resistance to chemicals, heat, moisture and corrosion. The ability to develop customer-specific color solutions is both a science and an art. A. Schulman's color capabilities are unparalleled in the plastics industry.

[PHOTO OF RED, YELLOW, BLUE AND GREEN PLASTIC OBJECTS]

PRODUCT INNOVATION

     A. Schulman's new Color Technology Center (CTC) enables the Company to provide customers with a color match within five working days - a significant advantage over the more typical three- to six-week time frame. Color-matching is an increasingly important part of A. Schulman's business for customers around the world use color to build corporate and brand identity.

     The Company's Product Technology Center (PTC) develops market-driven products with unique properties for customers. These products create high-growth opportunities for A. Schulman. The center features one of the most comprehensive, fully accredited film laboratories in the industry. It includes a production area that allows A. Schulman and its customers to test new ideas and formulations before undertaking full-scale production.

     The two technology centers - opened in 1999 in northeast Ohio - centralize
A. Schulman's North American new product development capabilities. The locations enable the Company to invest in the best technology and hire leading plastics and color-matching experts. Once new products and applications are developed and tested, the technology can be transferred to any of A. Schulman's 13 manufacturing plants, ensuring consistent product quality and timely delivery throughout the world.

     In North America, A. Schulman has a leadership position and reputation for innovation in the automobile industry. For example, certain models of the Plymouth Neon for the 2000 model year feature a highly durable plastic bumper cover that incorporates A. Schulman's Reflection SeriesTM engineered resins product. The bumper cover is a colored plastic alloy that is durable, glossy and color-matched, thus eliminating the need for time-consuming, costly and environmentally unfriendly painting.

     Other high-end automotive plastics solutions include applications for body side moldings, instrument panels, steering wheels, arm rests and functional body seals. Rapid growth in this product category provided the need to add a third manufacturing line at A. Schulman's Sunprene Company, a joint venture with Mitsubishi Chemical MKV Co. in Ohio. Scheduled to be operational by January 2001, the new line will enable A. Schulman to produce an additional 15 million pounds annually of specialized PVC compounds.

     Meanwhile, the European operations of A. Schulman have strong positions in the expanding film and packaging market, which includes grocery and specialty store bags, drink containers, food packaging materials, bottles for household products, and breathable film for diapers.

     A. Schulman's approach to product innovation is to deliver plastics engineering solutions that customers demand and markets need. Innovations are designed to yield an acceptable return on investment and to enhance the Company's position as a top-performing, value-adding manufacturer.

[PHOTO OF A BUTLER IN TUXEDO HOLDING A SILVER TRAY CONTAINING BLUE, YELLOW AND RED PLASTIC BOTTLES]

A. SCHULMAN IS AT THE CUSTOMER'S BECK AND CALL, WITH DEDICATED STAFF AND AUTOMATED SYSTEMS THAT STAY CONNECTED TO CUSTOMERS AND THEIR NEEDS. SPECIAL HANDHELD COLOR METERS (SHOWN AT FAR RIGHT) ENABLE THE A. SCHULMAN SALES FORCE TO TAKE THE COMPANY'S COLOR EXPERTISE RIGHT TO THE CUSTOMER'S DOOR STEP.

[PHOTO OF POWER STRIP AND COLORED ELECTRICAL CORDS]

A. SCHULMAN is committed to the customers and markets it serves. It strongly believes that customers must receive quality service along with innovative products.

     The Company's philosophy states that it should be easy for customers to do business with A. Schulman. Every customer should derive immediate and continuous benefits from its relationship with A. Schulman. These benefits are wide-ranging, including comprehensive technical solutions, high product quality, reduced time to market and global product availability.

     Beyond customer satisfaction, A. Schulman seeks to build customer loyalty that results in long-term mutually beneficial relationships. Building and serving a loyal customer base is a core value that promises to provide growth and expansion opportunities for years to come.

     The unwavering focus on commitment to customers is apparent in the Company's culture, operational strategy and information systems. For example, A. Schulman's color and product technology centers are designed and operated to be highly customer-responsive, including having customers onsite during testing and prototyping. Production samples and color-matches can be turned around in a few days - a critical success factor in today's time- and technology-driven global economy.

     In addition, the A. Schulman sales force is being equipped with special handheld color meters (shown at left) for onsite evaluation and matching of customers' color specifications. Results can be downloaded to ensure that prototype and production quantities match customers' field samples. This concept is unique in the industry, and provides customers with faster and better service.

[PHOTO OF A HAND-HELD COLOR METER AND COLOR PLAQUES]

EXCEPTIONAL SERVICE

     A. Schulman's expertise in customer relationship management also extends to its business and information systems. In 1999, A. Schulman implemented new business processes and systems throughout most of its major worldwide facilities. These systems provide efficient order processing; enhanced production planning and scheduling; and improved logistics, sourcing and distribution.

     A new Customer Sales Support Center (CSSC) provides centralized, personalized service for thousands of customers in North America. The support center features expanded hours of accessibility, dedicated electronic communications systems, and a well-trained staff assigned to specific customers and geographic areas. Numerous processes have been redesigned and automated, which has improved internal efficiency and external customer service.

     A. Schulman's customer base includes hundreds of companies that are among the largest manufacturers, and users of plastics in the world. A. Schulman's commitment to these customers is unparalleled. The Company is responsive to the requirements of customers and provides them with flexible product innovation, manufacturing capacity and global logistics to meet their changing business needs.

     A. Schulman is persistent in its pursuit of business opportunities, and service to new and existing customers. For example, the Company recently introduced a CD-ROM-based customer tool kit featuring electronic versions of its data sheets and a virtual tour of the color and product technology centers.

     For the benefit of its customers, A. Schulman operates from a value- and skills-based strategy. Satisfied, loyal customers are an essential part of A. Schulman's success and integral to its future growth strategy.

[PHOTO OF VARIOUS CURRENCIES]

A. SCHULMAN'S LARGE AND GROWING PRESENCE INTERNATIONALLY IS A CORNERSTONE OF THE COMPANY'S SUCCESS. THE EUROPEAN OPERATIONS ARE ESPECIALLY STRONG IN FILM AND PACKAGING (SHOWN AT FAR RIGHT), WHILE THE NORTH AMERICAN FOCUS IS THE AUTOMOTIVE INDUSTRY.

[PHOTO OF MAN AND WOMAN TALKING IN FRONT OF PILLARS PAINTED WITH A GLOBAL MAP]

A. SCHULMAN has continued to invest in its international manufacturing and distribution capabilities. Strategic global purchasing and supplier arrangements enable A. Schulman to meet the needs of its global and local customers throughout the world.

     A. Schulman has a large and growing presence throughout western and eastern Europe, including Belgium, France, Germany, Hungary, Italy, Poland, Switzerland and the United Kingdom. In addition, the Company serves Asia-Pacific with a manufacturing facility in Indonesia, and the Latin American market through its manufacturing and sales presence in Mexico.

     During the last two years, A. Schulman has spent more than $60 million on capital expenditures, with much of the investment devoted to acquiring and expanding internationally. For example, new manufacturing lines have been added to plants in Canada, the United Kingdom and Mexico. In addition, A. Schulman is adding 60 million pounds of annual production capacity to its plant in Givet, France.

     A. Schulman is also spending $13 million in Germany to expand its manufacturing and storage facilities, benefiting its businesses in both western and eastern Europe. To serve the Asia-Pacific region, A. Schulman plans to increase the capacity of its joint venture plant in Indonesia. This project should be completed in calendar year 2000.

[PHOTO OF EUROPEAN CANDY WRAPPERS]

GLOBAL LEADERSHIP

     The automotive industry accounts for a large portion of A. Schulman's North American revenues, while the film and packaging markets are a major business in the Company's European operations. There are a number of opportunities for growth through cross-continent synergy and global leverage. For example, in designing its new Color Technology Center in Ohio, A. Schulman capitalized on its expertise in color-matching and color concentrate production in Europe.

     In addition, A. Schulman is applying its European film and packaging technical capabilities and industry expertise to the North American market. Over the next year, A. Schulman is planning to introduce several of its European engineered resins and film applications to the North American market.

     Meanwhile, the North American operations are using their technical strengths and customer relationships in the automotive industry to spur growth in the European and Asia-Pacific operations. Indeed, the Company's ability to create and standardize master color specifications for automakers and to ensure worldwide product consistency is a critical success factor for A. Schulman's global strategy.

     A. Schulman's global leadership and expertise stem from a series of international success stories and its strategic investments in various cultures throughout the world.

[PHOTO OF MULTI-COLORED PLASTIC GEARS]

A. SCHULMAN'S PEOPLE AND SYSTEMS WORK TOGETHER TO MAXIMIZE CUSTOMER SERVICE, AND ENSURE INTERNAL EFFICIENCY AND COST-EFFECTIVENESS. THE NEW COLOR TECHNOLOGY CENTER (SHOWN AT RIGHT) IS A MODEL OF EFFICIENCY, COMPLETING EVEN THE MOST DIFFICULT COLOR MATCHES WITHIN FIVE WORKING DAYS.

[PHOTO OF A PORTION OF A STOP WATCH]

THE STRENGTH of A. Schulman comes from its success in meeting and exceeding customer demands, while being cost-effective and efficient.

     The new automated business and information systems are helping A. Schulman better serve its customers. Order processing is electronic, and information can now be accessed directly by customers. In addition, the systems will enable A. Schulman to operate more efficiently and increase overall productivity.

     In recent years, A. Schulman has made several important consolidation decisions, including centralizing the product and color technology centers. In addition, A. Schulman has consolidated and coordinated the raw material purchasing function to achieve the best pricing and service from a more focused group of preferred vendors. This strategy streamlines the procurement process, results in fewer transactions, enables plants to share inventory, and builds close partnerships with key suppliers. Supply chain management is extremely important to the continued success of A. Schulman.

[PHOTO OF EQUIPMENT IN OPERATION AT THE OHIO COLOR TECHNOLOGY CENTER]

OPERATIONAL STRATEGY

     Customers are reducing their number of suppliers to become more efficient.
A. Schulman capitalizes on this trend by forming long-term, strategic partnerships with leading customers in automobile manufacturing, consumer products and other growth markets for the Company. Many customers are involving
A. Schulman in their product planning and design, and the companies are sharing inventory data, sales forecasts and cost reduction ideas. As part of its mission, the Company offers customers insight on the most effective, efficient ways of ordering, receiving and using A. Schulman products.

     A. Schulman's approach to production and manufacturing also yields efficiency and cost-effectiveness dividends. Twelve of the Company's 13 plants are ISO 9001-registered. A. Schulman is expanding several facilities in the next year in response to increased customer demand throughout the world.

     The implementation of financial and operational best practices enables A. Schulman to maintain a strong balance sheet with few intangibles. Strong cash flow and a low debt level provide A. Schulman with the resources to invest in modern facilities and equipment, pay dividends to shareholders, finance acquisitions and global expansion, and re-purchase Company stock. Over the last year, A. Schulman has bought back 2,182,000 shares of stock, with 3.7 million shares remaining under a previous 6-million-share authorization.

     A. Schulman is well-positioned to serve the needs of its customers, suppliers, employees and shareholders in the years ahead.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF INCOME


                                                                            Year Ended August 31,
                                                          ---------------   ---------------    ---------------
                                                          ---------------   ---------------    ---------------
                                                                1999               1998               1997
Net Sales .............................................   $   985,623,000   $   993,394,000    $   996,376,000

Interest and Other Income .............................         2,712,000         3,072,000          4,998,000
                                                          ---------------   ---------------    ---------------

      Total ...........................................       988,335,000       996,466,000      1,001,374,000
                                                          ---------------   ---------------    ---------------

Costs and Expenses:
   Cost of sales ......................................       805,030,000       823,856,000        833,345,000
   Selling, general and administrative expenses .......        99,317,000        85,293,000         78,500,000
   Interest expense ...................................         3,716,000         1,933,000          3,143,000
   Foreign currency transaction (gains) losses ........           480,000        (1,669,000)          (756,000)
   Minority interest ..................................         1,836,000           724,000            860,000
                                                          ---------------   ---------------    ---------------
                                                              910,379,000       910,137,000        915,092,000
                                                          ---------------   ---------------    ---------------


Income Before Taxes and Cumulative Effect of
Accounting Change .....................................        77,956,000        86,329,000         86,282,000


Provision for U.S. and Foreign Income Taxes ...........        30,167,000        34,179,000         35,538,000
                                                          ---------------   ---------------    ---------------


Income Before Cumulative Effect of Accounting Change ..        47,789,000        52,150,000         50,744,000

Cumulative Effect of Accounting Change ................              --          (2,007,000)              --
                                                          ---------------   ---------------    ---------------
Net Income ............................................   $    47,789,000   $    50,143,000    $    50,744,000
                                                          ---------------   ---------------    ---------------
                                                          ---------------   ---------------    ---------------
Weighted-average Number of Shares Outstanding:
   Basic ..............................................        31,671,768        35,236,098         37,125,345
   Diluted ............................................        31,679,614        35,275,327         37,149,595


Basic and Diluted Earnings per Share of Common Stock:

   Income Before Cumulative Effect of Accounting Change   $          1.51   $          1.48    $          1.37

   Cumulative Effect of Accounting Change .............              --               (0.06)              --
                                                          ---------------   ---------------    ---------------
   Net Income .........................................   $          1.51   $          1.42    $          1.37
                                                          ---------------   ---------------    ---------------
                                                          ---------------   ---------------    ---------------

The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                       Accumulated     Unearned          Total
                                                                                         Other           Stock          Compre-
                                        Common          Other          Retained       Comprehensive      Grant          hensive
                                         Stock         Capital         Earnings          Income      Compensation       Income
                                      -------------------------------------------------------------------------------------------
                                      -------------------------------------------------------------------------------------------
Balance at August 31, 1996            $38,309,000     $44,474,000     $326,171,000    $ 36,862,000    $(1,714,000)
Comprehensive income for 1997:
   Net income for 1997                                                  50,744,000
   Foreign currency translation loss                                                   (43,435,000)
      Total comprehensive income                                                                                      $ 7,309,000
                                                                                                                      -----------
Cash dividends paid or accrued:
   Preferred stock, $5 per share                                           (53,000)
   Common stock, $.41 per share                                        (15,271,000)
Issue of restricted stock                  34,000         (62,000)
Amortization of restricted stock                                                                          562,000
                                      -----------     -----------     ------------    ------------    -----------
Balance at August 31, 1997             38,343,000      44,412,000      361,591,000      (6,573,000)    (1,152,000)
Comprehensive income for 1998:
   Net income for 1998                                                  50,143,000
   Foreign currency translation loss                                                    (2,344,000)
      Total comprehensive income                                                                                      $47,799,000
                                                                                                                      -----------
Cash dividends paid or accrued:
   Preferred stock, $5 per share                                           (53,000)
   Common stock, $.45 per share                                        (15,935,000)
Stock options exercised                     4,000          97,000
Grant of restricted stock                               1,269,000                                      (1,269,000)
Amortization of restricted stock                                                                          427,000
                                      -----------     -----------     ------------    ------------    -----------
Balance at August 31, 1998             38,347,000      45,778,000      395,746,000      (8,917,000)    (1,994,000)
Comprehensive income for 1999:
   Net income for 1999                                                  47,789,000
   Foreign currency translation loss                                                    (8,274,000)
      Total comprehensive income                                                                                      $39,515,000
                                                                                                                      -----------
Cash dividends paid or accrued:
   Preferred stock, $5 per share                                           (53,000)
   Common stock, $.49 per share                                        (15,602,000)
Issue of restricted stock                  34,000         (50,000)
Grant of restricted stock                                 966,000                                        (966,000)
Amortization of restricted stock                                                                          664,000
                                      -----------     -----------     ------------    ------------    -----------
Balance at August 31, 1999            $38,381,000     $46,694,000     $427,880,000    $(17,191,000)   $(2,296,000)
                                      -----------     -----------     ------------    ------------    -----------
                                      -----------     -----------     ------------    ------------    -----------

A. Schulman, Inc.
CONSOLIDATED BALANCE SHEET


                                                                               August 31,    August 31,
                                                                                 1999            1998
                                                                             ------------   ------------
                                                                             ------------   ------------
ASSETS

Current Assets:
Cash and cash equivalents ................................................   $ 56,836,000   $ 60,766,000
Accounts receivable, less allowance for doubtful accounts of $3,678,000 in
  1999 and $4,778,000 in 1998 ............................................    159,840,000    148,838,000
Inventories, average cost or market, whichever is lower ..................    171,454,000    165,661,000
Prepaids, including tax effect of temporary differences ..................     19,966,000     20,220,000
                                                                             ------------   ------------
  Total Current Assets ...................................................    408,096,000    395,485,000
                                                                             ------------   ------------



Other Assets:
Cash surrender value of life insurance ...................................        484,000        500,000
Deferred charges, etc., including tax effect of temporary differences ....     22,604,000     17,752,000
                                                                             ------------   ------------
                                                                               23,088,000     18,252,000
                                                                             ------------   ------------


Property, Plant and Equipment, at cost:
Land and improvements ....................................................      9,982,000      9,253,000
Buildings and leasehold improvements .....................................     78,038,000     69,178,000
Machinery and equipment ..................................................    228,803,000    202,199,000
Furniture and fixtures ...................................................     24,162,000     22,422,000
Construction in progress .................................................      7,838,000     18,854,000
                                                                             ------------   ------------
                                                                              348,823,000    321,906,000


Accumulated depreciation and investment grants of $230,000 in 1999
  and $355,000 in 1998 ...................................................    188,480,000    173,723,000
                                                                             ------------   ------------
                                                                              160,343,000    148,183,000
                                                                             ------------   ------------
                                                                             $591,527,000   $561,920,000
                                                                             ------------   ------------
                                                                             ------------   ------------

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                   August 31,       August 31,
                                                                                      1999             1998
                                                                                 -------------    -------------
                                                                                 -------------    -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Notes payable ................................................................   $  10,721,000    $   4,000,000
Accounts payable .............................................................      64,402,000       58,640,000
U.S. and foreign income taxes payable ........................................       6,721,000        9,865,000
Accrued payrolls, taxes and related benefits .................................      19,180,000       18,073,000
Other accrued liabilities ....................................................      16,792,000       16,607,000
                                                                                 -------------    -------------
   Total Current Liabilities .................................................     117,816,000      107,185,000
                                                                                 -------------    -------------
Long-term Debt ...............................................................      65,000,000       40,000,000

Other Long-term Liabilities ..................................................      37,696,000       35,704,000

Deferred Income Taxes ........................................................      11,375,000        9,852,000

Minority Interest ............................................................       3,394,000        2,908,000

Stockholders' Equity:
Preferred stock, 5% cumulative, $100 par value, authorized,
   issued and outstanding - 10,689 shares in 1999 and 1998 ...................       1,069,000        1,069,000
Special stock, 1,000,000 shares authorized, none outstanding .................            --               --
Common stock, $1 par value
   Authorized - 75,000,000 shares
   Issued - 38,381,017 shares in 1999 and 38,347,367 shares in 1998 ..........      38,381,000       38,347,000
Other capital ................................................................      46,694,000       45,778,000
Accumulated other comprehensive income .......................................     (17,191,000)      (8,917,000)
Retained earnings ............................................................     427,880,000      395,746,000
Treasury stock, at cost, 7,250,862 shares in 1999 and 5,068,862 shares in 1998    (138,291,000)    (103,758,000)
Unearned stock grant compensation ............................................      (2,296,000)      (1,994,000)
                                                                                 -------------    -------------
Common Stockholders' Equity ..................................................     355,177,000      365,202,000
                                                                                 -------------    -------------
   Total Stockholders' Equity ................................................     356,246,000      366,271,000
                                                                                 -------------    -------------
                                                                                 $ 591,527,000    $ 561,920,000
                                                                                 -------------    -------------
                                                                                 -------------    -------------

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS



                                                                                 Year Ended August 31,
                                                                    -------------    -------------    -------------
                                                                    -------------    -------------    -------------
                                                                         1999             1998             1997
Provided from (used in) operating activities:
   Net income ...................................................   $  47,789,000    $  50,143,000    $  50,744,000
   Items not requiring the current use of cash:
      Cumulative effect of accounting change ....................            --          2,007,000             --
      Depreciation ..............................................      20,773,000       17,817,000       17,800,000
      Non-current deferred taxes ................................         775,000          192,000        1,266,000
      Foreign pension and other deferred compensation ...........       2,321,000        2,129,000        2,284,000
      Postretirement benefit obligation .........................       1,325,000          814,000          774,000
   Changes in working capital:
      Accounts receivable .......................................     (17,808,000)       1,531,000      (16,753,000)
      Inventories ...............................................      (9,388,000)      (3,180,000)     (27,794,000)
      Prepaids ..................................................         (43,000)      (3,209,000)      (4,417,000)
      Accounts payable ..........................................      10,412,000       (2,517,000)      21,849,000
      Income taxes ..............................................      (3,014,000)      (1,306,000)       2,385,000
      Accrued payrolls and other accrued liabilities ............       2,531,000          721,000        1,199,000
   Changes in other assets and other long-term liabilities ......      (3,847,000)      (1,341,000)      (3,791,000)
                                                                    -------------    -------------    -------------
         Net cash provided from operating activities ............      51,826,000       63,801,000       45,546,000
                                                                    -------------    -------------    -------------
Provided from (used in) investing activities:
   Expenditures for property, plant and equipment ...............     (35,082,000)     (30,987,000)     (27,201,000)
   Disposals of property, plant and equipment ...................         432,000          812,000        1,428,000
   Purchases of short-term investments ..........................            --         (8,160,000)     (10,893,000)
   Proceeds from sales of short-term investments ................            --         10,957,000       41,504,000
                                                                    -------------    -------------    -------------
         Net cash provided from (used in) investing activities ..     (34,650,000)     (27,378,000)       4,838,000
                                                                    -------------    -------------    -------------
Provided from (used in) financing activities:
   Cash dividends paid ..........................................     (15,648,000)     (15,946,000)     (15,335,000)
   Increase (decrease) of notes payable .........................       6,831,000        1,000,000       (4,000,000)
   Reduction of long-term debt ..................................     (25,000,000)         (45,000)     (28,037,000)
   Increase of long-term debt ...................................      50,000,000       28,000,000             --
   Exercise of stock options ....................................            --            101,000             --
   Investment grants from foreign countries .....................            --             70,000             --
   Increase (decrease) in minority interest, net of distributions         486,000         (326,000)       2,085,000
   Purchase of treasury stock ...................................     (34,533,000)     (59,469,000)     (32,226,000)
   Redemption of preferred stock ................................            --               --             (2,000)
                                                                    -------------    -------------    -------------
         Net cash used in financing activities ..................     (17,864,000)     (46,615,000)     (77,515,000)
                                                                    -------------    -------------    -------------
Effect of exchange rate changes on cash .........................      (3,242,000)       1,811,000      (17,277,000)
                                                                    -------------    -------------    -------------
Net decrease in cash and cash equivalents .......................      (3,930,000)      (8,381,000)     (44,408,000)
Cash and cash equivalents at beginning of year ..................      60,766,000       69,147,000      113,555,000
                                                                    -------------    -------------    -------------
Cash and cash equivalents at end of year ........................   $  56,836,000    $  60,766,000    $  69,147,000
                                                                    -------------    -------------    -------------
                                                                    -------------    -------------    -------------
Cash paid during the year for:
   Interest .....................................................   $   3,470,000    $   1,842,000    $   3,388,000
   Income Taxes .................................................   $  31,621,000    $  36,069,000    $  30,760,000


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

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
     All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $39,705,000 at August 31, 1999 and $40,036,000 at August 31, 1998. Investments
with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.

REVENUE RECOGNITION
     Revenues are recognized when product is shipped.

DEPRECIATION
     It is the Company's policy to depreciate the cost of property, plant and equipment over the estimated useful lives of the assets generally using the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

       Buildings and leasehold improvements    10 to 40 years
       Machinery and equipment                  5 to 10 years
       Computer Equipment                        3 to 5 years
       Furniture and fixtures                        10 years

     The cost of property sold or otherwise disposed of is eliminated from the property accounts and the related reserve accounts, with recognition of gain or loss.

     Maintenance and repair costs are charged against income. The cost of renewals and betterments is capitalized in the property accounts.

INVENTORIES
     The Company and its subsidiaries do not distinguish between raw materials and finished goods because numerous products, which can be sold as finished goods, are also used as raw materials in the production of other inventory items.

GOODWILL
     Net goodwill of $8,173,000 is being amortized over 5 to 25 years using the straight-line method and is included in deferred charges.

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

FOREIGN CURRENCY TRANSLATION
     The financial position and results of operations of the Company's foreign subsidiaries, except those subsidiaries located in highly inflationary economies, are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Accumulated other comprehensive income in stockholders' equity includes translation adjustments arising from the use of different exchange rates from period to period. For subsidiaries operating in highly inflationary economies, any translation adjustments are included in net income.

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

STOCK BASED COMPENSATION
     Effective September 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). As provided for under this statement, the Company has elected to continue to account for stock based compensation under the provisions of Accounting Principles Boards Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Refer to Note 7.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
     On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 required that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position.

NOTE 2 - INVESTMENT GRANTS
     The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company's European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities is depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $109,000 in 1999, $123,000 in 1998 and $123,000 in
1997.

NOTE 3 - LONG-TERM DEBT AND CREDIT ARRANGEMENTS


                                              August 31,
                                          1999          1998
                                       -----------   -----------
                                       -----------   -----------
A. Schulman, Inc.:
Revolving credit loan, 5.43% in 1999
  and 5.82% in 1998 ................   $15,000,000   $40,000,000
Senior Notes, 7.27% due 2009: ......    50,000,000          --
                                       -----------   -----------
                                       $65,000,000   $40,000,000
                                       -----------   -----------
                                       -----------   -----------

     The revolving credit agreement, as amended on August 14, 1997, provides for borrowings of up to $100,000,000 on a revolving credit basis through August 14, 2002. A facility fee of 7 1/2 basis points must be paid to the banks.

     On August 17, 1999, the company completed a private placement agreement for $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. Under the most restrictive covenants of the revolving credit agreement and the Senior notes, approximately $43,095,000 of retained earnings was available for the payment of cash dividends at August 31, 1999.

     The Company has $34,000,000 of unsecured short-term lines of credit from various domestic banks. Short-term borrowings under these facilities were $3,000,000 at August 31, 1999 and $4,000,000 at August 31, 1998 at weighted average interest rates of 6.13% and 6.23% respectively.

     The Company had $41,423,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 1999 and had $30,848,000 available at August 31, 1998. At August 31, 1999, $7,721,000 was outstanding at a weighted average interest rate of 6.00%. There were no foreign short-term borrowings outstanding at August 31, 1998.

     Aggregate maturities of long-term debt subsequent to August 31, 1999 are $15,000,000 in 2002 and $50,000,000 in 2009.

     In 1999, a fixed rate swap covering $50 million for the private placement debt was used to reduce the Company's risk of increased interest costs during a period of rising interest rates. Proceeds from this swap totaling $630,000 have been deferred and will be amortized over the life of the loan effectively reducing the annual interest rate from 7.27% to 7.14%. The financial institution that participated in the contract has a good credit rating.

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

     The following table presents a summary of foreign exchange contracts outstanding as of August 31, 1999 and August 31, 1998:


                             1999                       1998
                  -------------------------   -------------------------
                  -------------------------   -------------------------
                    Contract        Fair        Contract       Fair
                     Amount         Value        Amount        Value
                  -----------   -----------   -----------   -----------
Buy Currency:
  German mark .   $ 1,028,000   $ 1,031,000   $ 1,339,000   $ 1,339,000
  All other ...       512,000       513,000       418,000       419,000
                  -----------   -----------   -----------   -----------
                  $ 1,540,000   $ 1,544,000   $ 1,757,000   $ 1,758,000
                  -----------   -----------   -----------   -----------
                  -----------   -----------   -----------   -----------
Sell Currency:
  German mark .   $ 5,123,000   $ 4,854,000   $27,874,000   $27,731,000
  Italian lira           --            --       8,641,000     8,601,000
  British pound       300,000       300,000     9,584,000     8,994,000
  French franc           --            --      10,397,000    10,395,000
  U.S. dollar .       577,000       611,000     2,516,000     2,508,000
  All other ...          --            --       1,080,000     1,079,000
                  -----------   -----------   -----------   -----------
                   $6,000,000    $5,765,000   $60,092,000   $59,308,000
                  -----------   -----------   -----------   -----------
                  -----------   -----------   -----------   -----------

     The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. Foreign exchange contracts are entered into with several financial institutions having good credit ratings and generally have maturities of less than nine months.

NOTE 5 - INCOME TAXES

     Income before taxes is as follows:


                     Year Ended August 31,
               1999          1998          1997
           -----------   -----------   -----------
Domestic   $   596,000   $11,308,000   $ 8,470,000
Foreign     77,360,000    75,021,000    77,812,000
           -----------   -----------   -----------
           $77,956,000   $86,329,000   $86,282,000
           -----------   -----------   -----------
           -----------   -----------   -----------

     The provisions for U.S. and foreign income taxes consist of the following:


                               Year Ended August 31,
                        1999           1998            1997
                  ------------    ------------    ------------
                  ------------    ------------    ------------
Current taxes:
  U.S .........   $     28,000    $  4,255,000    $  3,402,000
  Foreign .....     31,224,000      30,986,000      32,812,000
                  ------------    ------------    ------------

                    31,252,000      35,241,000      36,214,000
                  ------------    ------------    ------------

Deferred taxes:
  U.S .........       (489,000)       (405,000)     (1,357,000)
  Foreign .....       (596,000)       (657,000)        681,000
                  ------------    ------------    ------------
                    (1,085,000)     (1,062,000)       (676,000)
                  ------------    ------------    ------------
                  $ 30,167,000    $ 34,179,000    $ 35,538,000
                  ------------    ------------    ------------
                  ------------    ------------    ------------

     A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 38.7% in 1999, 39.6% in 1998 and 41.2% in 1997 is as follows:


                                 1999                       1998                     1997
                                       % of                       % of                      % of
                                     Pretax                     Pretax                    Pretax
(in thousands)            Amount     Income          Amount     Income         Amount     Income
                        -------------------        -------------------       -------------------
Statutory U.S. .....
  tax rate .........    $ 27,285      35.0%         $ 30,215     35.0%        $ 30,199     35.0%
Amount of
  foreign
  income taxes
  in excess of
  U.S. taxes at
  statutory rate ...       3,274       4.2             2,452      2.8             4,751     5.5
Other, net .........        (392)      (.5)            1,512      1.8               588      .7
                        -------------------        -------------------       -------------------
                        $ 30,167      38.7%         $ 34,179     39.6%        $  35,538    41.2%
                        -------------------        -------------------       -------------------
                        -------------------        -------------------       -------------------

     Deferred tax assets and (liabilities) consist of the following at August 31, 1999 and August 31, 1998:


(in thousands)                                    1999              1998
                                              --------            --------
                                              --------            --------
Pensions ..................................   $  2,512            $  2,559
Inventory reserves ........................      2,409               2,585
Bad debt reserves .........................        657                 848
Accruals ..................................      3,513               4,044
Dividends to be received ..................      1,364                 888
Postretirement benefits other than pensions      4,965               4,501
Foreign tax credit carryforwards ..........      8,129               5,968
Alternative minimum tax carryforwards .....      2,149               1,828
Other .....................................      4,966               2,998
                                              --------            --------
Gross deferred tax assets .................     30,664              26,219
Valuation allowance .......................     (8,129)             (5,968)
                                              --------            --------
Total deferred tax assets .................     22,535              20,251
                                              --------            --------
Depreciation ..............................    (17,315)            (16,272)
Other .....................................       (214)               --
                                              --------            --------
Gross deferred tax liabilities ............    (17,529)            (16,272)
                                              --------            --------
                                              $  5,006            $  3,979
                                              --------            --------
                                              --------            --------

     The valuation allowance is for foreign tax credit carryforward benefits which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 2001 to 2004.

     The tax effect of temporary differences included in prepaids was $12,633,000 and $11,282,000 at August 31, 1999 and 1998 respectively. Deferred charges also included $3,748,000 and $2,549,000 from the tax effect of temporary differences at August 31, 1999 and 1998 respectively.

     At August 31, 1999, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $212,075,000 because the Company intends to reinvest these earnings.

NOTE 6 - PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
     The Company has defined benefit pension plans and other postretirement benefit plans, primarily health care and life insurance. Benefits for the defined benefit plans are based primarily on years of service and qualifying compensation during the final years of employment. Postretirement health care and life insurance benefits are provided to certain domestic employees if they reach retirement age while working for the Company.

     Components of the plan obligations and assets, and the recorded liability at August 31, 1999 and 1998 are as follows:


                                                                             Pension Benefits       Other Post Retirement Benefits
                                                                       ---------------------------  ------------------------------
                                                                       ---------------------------  ------------------------------
                                                                            1999           1998           1999             1998
Benefit obligation at beginning of year .............................  $(29,100,000)  $(23,833,000)  $(11,284,000)  $ (8,827,000)
Service cost ........................................................    (1,503,000)    (1,376,000)      (924,000)      (653,000)
Interest cost .......................................................    (1,908,000)    (1,757,000)      (755,000)      (697,000)
Plan amendments .....................................................          --         (250,000)          --         (311,000)
Participant contributions ...........................................      (154,000)      (149,000)          --             --
Assumption changes ..................................................          --         (186,000)          --             --
Actuarial (gain) loss ...............................................    (2,565,000)    (1,398,000)       301,000     (1,198,000)
Benefits paid .......................................................     1,108,000        653,000        156,000        402,000
Translation adjustment ..............................................     1,487,000       (804,000)          --             --
                                                                       ------------   ------------  -------------   --------------
Benefit obligation at end of year ...................................  $(32,635,000)  $(29,100,000)  $(12,506,000)  $(11,284,000)
                                                                       ------------   ------------  -------------   --------------
                                                                       ------------   ------------  -------------   --------------
Fair value of plan assets at beginning of year ......................  $  6,943,000   $  5,724,000   $       --     $       --
Actual return on assets .............................................     1,008,000        336,000           --             --
Employer contributions ..............................................       913,000        731,000        156,000        402,000
Participant contributions ...........................................       154,000        149,000           --             --
Benefits paid .......................................................      (548,000)      (168,000)      (156,000)      (402,000)
Translation adjustment ..............................................      (277,000)       171,000           --             --
                                                                       ------------   ------------  -------------   --------------
Fair value of plan assets at end of year ............................  $  8,193,000   $  6,943,000   $       --     $       --
                                                                       ------------   ------------  -------------   --------------
                                                                       ------------   ------------  -------------   --------------
Funded status .......................................................  $(24,442,000)  $(22,157,000)  $(12,506,000)  $(11,284,000)
Unamortized:
  Net liability at transition .......................................     1,296,000      1,515,000           --             --
  Net (gain) loss ...................................................     1,995,000         72,000     (1,121,000)      (510,000)
  Prior year service cost ...........................................       592,000        646,000       (671,000)    (1,067,000)
                                                                       ------------   ------------  -------------   --------------
Net amount recognized ...............................................  $(20,559,000)  $(19,924,000)  $(14,298,000)  $(12,861,000)
                                                                       ------------   ------------  -------------   --------------
                                                                       ------------   ------------  -------------   --------------
Amounts recognized in the statement of financial position consist of:

  Intangible asset ..................................................  $  1,360,000   $       --     $       --     $       --
  Accrued benefit liability .........................................      (270,000)      (286,000)          --             --
  Other long term liabilities .......................................   (21,649,000)   (19,638,000)   (14,298,000)   (12,861,000)
                                                                       ------------   ------------  -------------   --------------
                                                                       $(20,559,000)  $(19,924,000)  $(14,298,000)  $(12,861,000)
                                                                       ------------   ------------  -------------   --------------
                                                                       ------------   ------------  -------------   --------------

   The components of net periodic benefit cost for the years ended August 31 are as follows:
Service cost ........................................................  $  1,503,000   $  1,376,000   $    924,000   $    653,000
Interest cost .......................................................     1,908,000      1,757,000        755,000        697,000
Expected return on plan assets ......................................      (889,000)      (426,000)          --             --
Amortization of transition (asset)/obligation .......................        62,000        207,000           --             --
Amortization of prior service cost ..................................        53,000         53,000        (85,000)      (105,000)
Deferred asset gain (loss) ..........................................       441,000       (221,000)          --             --
Recognized net actuarial loss .......................................        53,000         33,000         (1,000)       (28,000)
                                                                       ------------   ------------  -------------   --------------
                                                                       $  3,131,000   $  2,779,000   $  1,593,000   $ (1,217,000)
                                                                       ------------   ------------  -------------   --------------
                                                                       ------------   ------------  -------------   --------------

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $32,635,000, $24,442,000 and $8,193,000 respectively as of August 31, 1999, and $27,645,000, $23,366,000 and $6,095,000,
respectively, as of August 31, 1998. The total pension contributions for multiemployer pension plans were $193,000 in 1999, $307,000 in 1998 and $286,000 in 1997.

     Actuarial assumptions used in the calculation of the recorded liabilities are as follows:


                                             1999       1998
                                            ------     ------
Weighted-average assumptions
as of August 31
   Discount rate .......................      6.2%      6.8%
   Return on pension plan assets .......      8.7%      8.9%
   Rate of compensation increase .......      3.0%      3.0%
   Projected health care cost trend rate      9.5%      9.5%
   Ultimate health care rate ...........      6.0%      6.0%
   Year ultimate health care trend rate
     is achieved .......................     2005      2005

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects at August 31, 1999:


                                    One-Percentage- One-Percentage-
                                    Point increase  Point decrease
                                    --------------  ---------------
Effect on total of service and
   interest cost components .......   $   306,000   $  (253,000)
Effect on postretirement obligation   $ 1,630,000   $(1,418,000)

     The Company has agreements with three current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to two employees or their beneficiaries for a ten-year period and $75,000 to one employee or his beneficiary for a ten-year period. Under these agreements, $2,450,000 is vested and $300,000 will vest over the next two to three years. However, vesting and payments may be accelerated under certain conditions. The Company has provided $131,000 in 1999, 1998 and 1997 to cover the current cost for such agreements. In connection with such agreements, the Company owns and is the beneficiary of life insurance policies amounting to $3,500,000. The amounts provided are included in other long-term liabilities.

NOTE 7 - INCENTIVE STOCK PLANS
     Effective in December 1991, the Company adopted the 1991 Stock Incentive Plan and authorized 1,875,000 shares for future grants. The 1991 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. The option price of incentive stock options is the fair market value of the common shares on the date of grant. In the case of nonqualified stock options, the Company intends to grant options at fair market value on the date of grant. However, the Plan does provide that the option price may not be less than 50% of the fair market value of the common shares on the date of grant. Stock options may be exercised as determined by the Company, but in no event prior to six months following the date of grant or after the tenth anniversary date of grant. At August 31, 1999, there were 433,114 shares available for issuance under the 1991 Plan.

     Effective in October 1992, the Company adopted the 1992 Non-Employee Directors' Stock Option Plan and authorized 125,000 shares for future grants. The 1992 Plan provides for the grant of 1,000 nonqualified stock options to each non-employee director on the first business day of February of each year. The option price is the fair market value of the common shares on the first business day immediately preceding the date of grant. All options become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant of the option. Each option expires five years from the date of grant. At August 31, 1999, there were 92,625 shares available for issuance under the 1992 Plan.

     The following is a summary with respect to option activity for all of the plans:


                                         Year Ended August 31,
                              --------------------------------------------
                              --------------------------------------------
                                        1999                1998
                              --------------------   ---------------------
                               Weighted               Weighted
                                Shares    Average      Shares     Average
                                Under     Exercise     Under      Exercise
                                Option      Price      Option      Price
                              ---------    -------   ---------    --------
Outstanding at beginning
   of year ...............    1,056,925    $21.59      915,695    $22.94
Granted during the year ..      400,600     18.30      307,600     19.07
Exercised during the year          --        --         (4,500)    22.50
Cancelled during the year      (146,150)    25.91     (161,870)    24.43
                              ---------              ---------
Outstanding at end of year    1,311,375     20.10    1,056,925     21.59
                              ---------              ---------
                              ---------              ---------
Exercisable at end of year      507,645     22.12      416,996     24.10
                              ---------              ---------
                              ---------              ---------

     Under the 1991 Plan, 34,000 shares of restricted stock were granted on August 19, 1994, 43,150 shares were granted on July 11, 1996, 67,100 shares were granted on July 8, 1998 and 52,800 shares were granted on July 8, 1999. The fair market value on the date of grant in 1994 was $26.25 per share, 1996 was $23 per share, 1998 was $18.91 per share and in 1999 was $18.31 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Unearned compensation representing the fair market value of the shares at the date of grant is charged to income over the five year vesting period. Compensation expense for restricted stock was $648,000 in 1999, $428,000 in 1998 and $533,000 in 1997.

     The following table summarizes information about options outstanding at August 31, 1999:


                                            Weighted Average
                                        -----------------------
   Grant       Options      Options     Exercise      Remaining
   Date      Outstanding  Exercisable     Price     Life (Years)
----------------------------------------------------------------
   8/95       157,450       157,450       25.50           1
   7/96       186,600       139,950       23.00           2
   4/97       245,375       122,688       18.50          2.7
   7/98       298,600        74,650       18.91           4
   7/99       393,600             -       18.31           5
 All other     29,750        12,907       24.02          2.8

     No expense has been charged to income relating to stock options. If the fair value method of accounting for stock options under SFAS 123 had been used, the after-tax expense relating to the stock options would have been $617,000, or $.02 per share, in 1999, $405,000, or $.01 per share, in 1998 and $249,000, or
$.01 per share, in 1997. Pro forma net income would have been $47,172,000 in 1999, $49,738,000 in 1998 and $50,495,000 in 1997. The pro forma amounts listed above do not take into consideration the pro forma compensation expense related to grants made prior to fiscal 1996. The weighted average fair value at the date of grant was $5.53, $5.31 and $5.84 for options granted in 1999, 1998 and 1997.

     Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants:


                                   Year Ended August 31,
                              -------------------------------
                              -------------------------------
                               1999        1998         1997
                              ------      ------       ------
Expected life (years)             5           5            5
Interest rate                   5.9%        5.4%         6.7%
Volatility                       26%       23.7%        26.9%
Dividend yield                 1.33%       1.25%        1.33%

NOTE 8 - EARNINGS PER COMMON SHARE
     Basic earnings per share is computed by dividing income avail-able to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if common stock equivalents were exercised and then shared in the earnings of the Company.

     Under both the basic and diluted earnings per share calculations, reported net income is reduced by preferred dividends of $53,000. The weighted-average number of common shares used is as follows:


                  Year Ended August 31,
          ------------------------------------
          ------------------------------------
             1999         1998         1997
          ----------   ----------   ----------
Basic .   31,671,768   35,236,098   37,125,345
Diluted   31,679,614   35,275,327   37,149,595

     The difference between basic and diluted weighted-average common shares results from the assumed exercise of outstanding stock options and grants of restricted stock, calculated using the treasury stock method.

     The following stock equivalents are not included in the diluted earnings per share calculation because their effects are antidilutive:


                                   Year Ended August 31,
                           ---------------------------------------
                              1999          1998           1997
                           ----------    ----------     ----------
Stock equivalents......     1,465,225     1,158,096        968,595

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

     When the Rights first become exercisable, each Right will entitle the holder thereof to buy from the Company one share of Special Stock for $85.00 (subject to adjustment thereafter). However, if any person or entity acquires 15% or more of the Company's Common Stock, each Right not owned by a 15%-or-more stockholder would become exercisable for a certain number of shares of Common Stock of the Company in lieu of one share of Special Stock. The number of shares of Common Stock would be that having at the time, a market value of two times the then current exercise price of the Right. If the Company is involved in a merger or other business combination with or into another person or entity in which the Company's Common Stock is changed into or exchanged for common stock of such other person or entity, or if the Company sells 50% or more of its assets or earning power to another person or entity, at any time after the Rights become exercisable, each Right will entitle the holder thereof to buy such number of shares of common stock of such other person or entity as have a market value of twice the then current exercise price of each Right.

     The Company may redeem the Rights at a price of $.01 per Right at any time prior to the 10th business day after public announcement of the acquisition by any person or entity of 15% or more of the Company's Common Stock. The Rights will expire on January 25, 2006 unless earlier redeemed by the Company. At no time will the Rights have any voting power.

NOTE 10 - CUMULATIVE EFFECT OF ACCOUNTING CHANGE
     On November 20, 1997, the FASB Emerging Issues Task Force issued a ruling which requires the write-off of business process re-engineering costs. The cumulative effect of this change to September 1, 1997 was to decrease the pretax income by $3,237,000 and net income by $2,007,000 or $.06 per share and is accounted for as a cumulative effect of a change in accounting method for the year ended August 31, 1998.

NOTE 11 - LEASES
   Total rental expense was $4,580,000 in 1999, $3,398,000 in 1998 and
$3,021,000 in 1997. The future minimum rental commitments for non-cancelable leases excluding obligations for taxes, insurance, etc. are as follows:


Year ended August 31,                           Minimum rental
--------------------------------------------------------------
--------------------------------------------------------------
2000                                                $2,986,000
2001                                                 3,424,000
2002                                                 2,406,000
2003                                                 1,092,000
2004                                                   546,000
Later years                                             92,000
                                                   -----------
                                                   $10,546,000
                                                   -----------
                                                   -----------

NOTE 12 - SEGMENT INFORMATION
     The Company is engaged in the sale of plastic resins in various forms, which are used as raw materials by its customers. To identify reportable segments, the Company considered its operating structure and the types of information subject to regular review by executive management. On this basis, the Company operates in two geographic business segments, North America and Europe.

     The North American segment includes operations in the United States, Canada, and Mexico. The Company's European segment includes operations conducted in Belgium, France, Germany, Poland, Hungary, Italy, Switzerland and the United Kingdom. Indonesia is managed by Europe and thus is included in the European segment. The accounting policies of each business segment are consistent with those described in the "Summary of Significant Accounting Policies".

     Operating income includes all items except for interest income and expense. North American corporate expenses have not been allocated. Assets of geographic segments represent those assets identified with the operation of each segment.


                               North                              Consoli-
(in thousands)                America    Europe        Other       dated
                            ---------   ---------   ---------    ---------
August 31, 1999
Sales to unaffiliated
  customers .............   $ 424,133   $ 561,490   $    --      $ 985,623
                            ---------   ---------   ---------    ---------
Gross profit ............   $  68,006   $ 112,587        --      $ 180,593
                            ---------   ---------   ---------    ---------
Operating income ........   $  17,145   $  62,696        --      $  79,841
Interest expense, net ...        --          --        (1,885)      (1,885)
                            ---------   ---------   ---------    ---------
Income before taxes .....   $  17,145   $  62,696   $  (1,885)   $  77,956
                            ---------   ---------   ---------    ---------
                            ---------   ---------   ---------    ---------
Identifiable assets .....   $ 289,459   $ 303,841   $  (1,773)   $ 591,527
                            ---------   ---------   ---------    ---------
Depreciation expense ....   $  13,148   $   7,625        --      $  20,773
                            ---------   ---------   ---------    ---------
Capital expenditures ....   $  16,155   $  18,927   $    --      $  35,082
                            ---------   ---------   ---------    ---------
August 31, 1998
Sales to unaffiliated
  customers .............   $ 421,188   $ 572,206   $    --      $ 993,394
Gross profit ............   $  65,388   $ 104,150        --      $ 169,538
                            ---------   ---------   ---------    ---------
Operating income ........   $  20,845   $  64,592        --      $  85,437
Interest income, net ....        --          --           892          892
                            ---------   ---------   ---------    ---------
Income before taxes and
  cumulative effect of an
  accounting change .....   $  20,845   $  64,592   $     892    $  86,329
                            ---------   ---------   ---------    ---------
                            ---------   ---------   ---------    ---------
Identifiable assets .....   $ 272,198   $ 290,884   $  (1,162)   $ 561,920
                            ---------   ---------   ---------    ---------
Depreciation expense ....   $  11,203   $   6,614        --      $  17,817
                            ---------   ---------   ---------    ---------
Capital expenditures ....   $  17,520   $  13,467   $    --      $  30,987
                            ---------   ---------   ---------    ---------
August 31, 1997
Sales to unaffiliated
  customers .............   $ 446,832   $ 549,544   $    --      $ 996,376
                            ---------   ---------   ---------    ---------
Gross profit ............   $  56,402   $ 106,629        --      $ 163,031
                            ---------   ---------   ---------    ---------
Operating income ........   $  18,088   $  66,595        --      $  84,683
Interest income, net ....        --          --         1,599        1,599
                            ---------   ---------   ---------    ---------
Income before taxes .....   $  18,088   $  66,595   $   1,599    $  86,282
                            ---------   ---------   ---------    ---------
                            ---------   ---------   ---------    ---------
Identifiable assets .....   $ 281,357   $ 282,533   $    (945)   $ 562,945
                            ---------   ---------   ---------    ---------
Depreciation expense ....   $  10,884   $   6,916        --      $  17,800
                            ---------   ---------   ---------    ---------
Capital expenditures ....   $  14,784   $  12,417   $    --      $  27,201
                            ---------   ---------   ---------    ---------

A. Schulman, Inc.
Report of Independent Accountants


     Below is a summary of sales point of origin and assets by location.


(in thousands)            1999       1998        1997
Net Sales               --------   --------   --------
                        --------   --------   --------
  United States .....   $336,792   $346,370   $376,949
  Germany ...........    256,035    283,288    277,967
  Other International    392,796    363,736    341,460
                        --------   --------   --------
                        $985,623   $993,394   $996,376
                        --------   --------   --------
                        --------   --------   --------
Long Lived Assets
  United States .....   $ 80,966   $ 80,009   $ 77,091
  Other International     79,377     68,174     62,304
                        --------   --------   --------
                        $160,343   $148,183   $139,395
                        --------   --------   --------
                        --------   --------   --------

NOTE 13 - CONTINGENCIES

     The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company's financial condition.

NOTE 14 - QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

     (In thousands, except per share data)

                              Quarter ended                      Year ended
                      ------------------------------------------ ----------
                      Nov. 30,   Feb. 28,    May 31,    Aug. 31,   Aug. 31,
                        1998       1999       1999       1999       1999
                      ------------------------------------------ ----------
                      ------------------------------------------ ----------
Net Sales .........   $258,646   $235,198   $250,450   $241,329   $985,623
Gross Profit ......     49,450     39,492     45,264     46,387    180,593
Net Income ........     12,818      8,640     11,297     15,034     47,789
Basic and Diluted
 Earnings Per Share
 of Common Stock ..   $    .40   $    .27   $    .36   $    .48   $   1.51

                                    Quarter ended                  Year ended
                      ------------------------------------------   ----------
                       Nov. 30,   Feb. 28,    May 31,   Aug. 31,    Aug. 31,
                         1997       1998       1998       1998        1998
                      ------------------------------------------   ----------
                      ------------------------------------------   ----------
Net Sales ........... $ 264,208  $ 239,840  $ 256,810  $ 232,536    $ 993,394
Gross Profit ........    43,819     40,878     43,989     40,852      169,538
Income Before
 Cumulative Effect
 of Accounting
 Change .............    12,533     10,985     13,533     15,099       52,150
Cumulative Effect
 of Accounting
 Change .............    (2,007)      --         --         --         (2,007)
                      ---------  ---------  ---------  ---------  -----------
Net Income .......... $  10,526  $  10,985  $  13,533  $  15,099    $  50,143
Basic and Diluted
 Earnings Per Share
 of Common Stock:
  Income Before
  Cumulative Effect
  of Accounting
  Change ............ $     .35  $     .31  $     .38  $     .44  $    1.48
 Cumulative Effect
  of Accounting
  Change ............      (.06)      --         --         --         (.06)
                      ---------  ---------  ---------  ---------  -----------
  Net Income ........ $     .29  $     .31  $     .38  $     .44  $    1.42
                      ---------  ---------  ---------  ---------  -----------
                      ---------  ---------  ---------  ---------  -----------

A. Schulman, Inc.
REPORT OF INDEPENDENT ACCOUNTANTS


                 [LETTERHEAD AND LOGO OF PRICEWATERHOUSECOOPERS]

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF A. SCHULMAN, INC.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers L.L.P.

Cleveland, Ohio
October 20, 1999

A. Schulman, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS



RESULTS OF OPERATIONS
1999

     Net sales for 1999 were $985.6 million or 0.8% lower than 1998 sales of $993.4 million. A comparison of net sales is as follows:


                               (In Thousands)
                    ---------   -----------------------
                    ---------   -----------------------
                                               Increase
                       1999        1998       (Decrease)
North America....   $ 424,133   $ 421,188     $   2,945
Europe ..........     561,490     572,206       (10,716)
                    ---------   ---------    ----------
                    $ 985,623   $ 993,394     $  (7,771)
                    ---------   ---------    ----------
                    ---------   ---------    ----------

     The translation effect from the stronger U.S. dollar decreased 1999 sales by $4.4 million.

     Worldwide tonnage for 1999 was 2.2% higher than 1998. Tonnage was up 4.7% in Europe and down approximately 1% in North America. Tonnage in manufacturing was off approximately 2% for the year, but merchant volume was up strongly.

     Although the pricing of resins has firmed during the past several months, the low level of pricing in the worldwide plastics market adversely affected sales in 1999.

     Gross profit margins on sales were 18.3% in 1999 and 17.1% in 1998. A comparison of gross profit is as follows:


                                      (In Thousands)
                    -----------------   ----------------------------
                    -----------------   ----------------------------
                           1999                1998         Increase
North America.....  $ 68,006    16.0%   $ 65,388    15.5%   $  2,618
Europe ...........   112,587    20.1%    104,150    18.2%      8,437
                    -----------------   -----------------   --------
                    $180,593    18.3%   $169,538    17.1%   $ 11,055
                    -----------------   -----------------   --------
                    -----------------   -----------------   --------

     The improvement in gross profit margins in 1999 were achieved despite a lower level of capacity utilization. The better margins were primarily due to improving trends in resin prices. Utilization was down in Europe, mainly due to the startup of a new large manufacturing line in the Givet, France operation. Utilization in North America declined due to additional capacity in the Canadian and Mexican facilities as well as equipment problems at a Texas tolling facility during the fourth quarter. A comparison of capacity utilization levels is as follows:


                            1999           1998         (Decrease)

North America ...........    81%            86%            (6%)
Europe ..................    88%            96%            (8%)
Worldwide ...............    84%            90%            (7%)

     Selling, general and administrative expenses increased $14 million in 1999. During 1999, the Company incurred $4.3 million of costs associated with redesigning its business processes and installing new systems at a majority of its worldwide facilities. In addition, expenses were higher due to $2.1 million from new operations in Italy and Hungary, increased compensation for additional personnel, annual salary adjustments and a major plastic trade show held every three years.

     Interest expense increased in 1999 due to higher levels of borrowing. Foreign currency transaction losses were primarily due to changes in the value of currencies in major areas where the Company operates, including the U.S. dollar, Euro, U.K. pound sterling, Canadian dollar and Mexican peso.

     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

     Other income declined due to lower interest income resulting from a reduction in European temporary investments. This decline more than offset a settlement arising from the termination of a supplier arrangement in Europe during the 1999 second quarter.

     The effective tax rate was 38.7% in 1999 and 39.6% in 1998. The 1999 tax rate was lower primarily because of a reduction in certain tax rates in Europe and lower provisions for international issues.

     The strengthening in the value of the U.S. dollar decreased net income by approximately $189,000 or $.01 per share in 1999.

     North American income before taxes was down $3.7 million for the year. Volume in North America was down approximately 1%, but an improvement in gross profit and margins was offset by higher operating expenses.

     European income before taxes decreased $1.9 million in 1999. Sales in Europe declined $10.7 million due to the adverse effects of translation and lower prices of plastics, which more than offset tonnage gains of 4.7%.

     North America currently has a good level of orders but some pressure on margins has been noted due to the higher costs of plastic resins. Although the cost of implementing new business systems will decline in fiscal 2000, most of the lower cost will occur in the second half of the fiscal year.

     Europe has a strong level of orders at present. Pricing of resins has firmed during the last six months and good business conditions are anticipated through the 1999 calendar year.

1998
     Net sales were $993.4 million in 1998, a decrease of $3.0 million over 1997 sales of $996.4 million. A comparison of net sales is as follows:


                                                  (In Thousands)
                                     ---------      ------------------------
                                     ---------      ------------------------
                                                                    Increase
                                        1998           1997        (Decrease)
North America ................       $ 421,188      $ 446,832      $ (25,644)
Europe .......................         572,206        549,544         22,662
                                     ---------      ---------      ---------
                                     $ 993,394      $ 996,376      $  (2,982)
                                     ---------      ---------      ---------
                                     ---------      ---------      ---------

     The translation effect from the stronger U.S. dollar reduced sales by $45.8 million in 1998.

     Worldwide tonnage was 7% higher than in 1997. European tonnage increased 14% while North American tonnage was approximately the same as in 1997. North American tonnage declined during the 1998 fourth quarter due to the General Motors strike.

     Gross profit margins on sales were 17.1% in 1998 compared with 16.4% in 1997. The higher margins were the result of lower resin prices and capacity utilization, which improved year to year from 83% to 90% for fiscal 1998. A comparison of gross profit is as follows:

                                             (In Thousands)
                             -----------------   -----------------------------
                             -----------------   -----------------------------
                                                                      Increase
                                     1998                1997        (Decrease)

North America ...........    $ 65,388    15.5%   $ 56,402    12.6%    $  8,986
Europe ..................     104,150    18.2%    106,629    19.4%      (2,479)
                             -----------------   -----------------    --------
                             $169,538    17.1%   $163,031    16.4%    $  6,507
                             -----------------   -----------------    --------
                             -----------------   -----------------    --------

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

     The effective tax rate in 1998 was 39.6% compared with 41.2% in 1997. The 1998 tax rate was lower primarily because of greater North American earnings, which generally incur a lower tax rate, than earnings generated in Europe and a lower overall effective tax rate in Europe.

     The strengthening in the value of the U.S. dollar decreased net income by approximately $2,180,000 or $.06 per share in 1998.

     On November 20, 1997, the FASB Emerging Issues Task Force issued a new ruling, which requires the write-off of business process re-engineering costs. Accordingly, the Company wrote off, in fiscal 1998, $3,237,000 of such costs, which were capitalized as of August 31, 1997. This write-off, net of income taxes, amounted to $2,007,000 or $.06 per share and is accounted for as a cumulative effect of a change in accounting method for fiscal 1998.

     Income before taxes in Europe were off 3% for 1998 due to lower profit margins and the adverse effect of translation from the strength of the U.S. dollar.

     Income before taxes in North America before the cumulative effect of the accounting change improved 15% for 1998. Profit margins in North America were higher due to a number of factors, including an increase in plant utilization from 77% to 86% in the current year. Certain high cost manufacturing lines in the United States were closed during 1998.

FINANCIAL CONDITION

     Historically, the Company's primary source of funds has been from operations. It is expected that this source of cash flow will continue to provide a substantial portion of the Company's future needs.

   The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the "accumulated other comprehensive income" account in stockholders' equity. The strengthening of the U.S. dollar during the fiscal year decreased this account by approximately $8.3 million during 1999.

     The following represent key measurements of the capital structure and profitability of the Company:


                                                     (Dollars in Thousands
                                                     except per share data)
                                            -----------    --------------------------
                                            -----------    --------------------------
                                                1999           1998         1997
Net worth ...............................   $   356,246    $   366,271    $   393,401
Book value per share ....................   $     11.41    $     10.97    $     10.83
Ratio of long-term liabilities to capital         22.4%          17.1%          10.1%
Return on average net worth .............         13.2%          13.2%          12.3%
Net Income as a percent of sales ........          4.8%           5.0%           5.1%

     The ratio of long-term liabilities to capital is computed by dividing long-term debt and other long-term liabilities by the sum of total stockholders' equity plus long-term debt and other long-term liabilities. This ratio was higher in 1999 primarily due to a $25 million increase in the outstanding debt resulting from the Company's stock repurchase program.

     The return on average net worth is computed by dividing net income by the average of the total stockholders' equity during the year.

     During 1999, the Company repurchased 2,182,000 shares of its common stock for $34,533,000. Approximately 3.7 million shares remain under a 6 million share authorization approved by the Board of Directors in August 1998. Subject to market conditions, the company intends to continue repurchasing its common stock in 2000.

     Working capital and the current ratio are as follows:


                                         (In Thousands)
                                  --------   ------------------
                                  --------   ------------------
                                    1999       1998      1997

Working capital..........         $290,280   $288,300  $291,973
Current ratio............            3.5:1      3.7:1     3.6:1

     Accounts receivable has increased $11 million since August 31, 1998. During the 1999 first quarter, the Company purchased the assets of Isopolymer, Inc., a distributor of the Company's products in Italy. As a result of this purchase, the Company now sells directly to customers in Italy which require longer sales terms than when the company sold to Isopolymer. An additional factor contributing to the accounts receivable increase is the extension of longer payment terms to certain North American automotive-related customers in response to competitive pressures.

     During 1999, the Company expended $35.1 million for fixed assets. The largest project during this period was a building addition and a new manufacturing line in Givet, France. This line, with an annual capacity of 60 million pounds, commenced operation in June 1999 and was a major addition to the existing facility.

     The Company has a revolving credit agreement, which provides for borrowings up to $100 million through August 14, 2002. At August 31, 1999, $15 million was outstanding under this facility. On August 17, 1999, the Company completed a private placement agreement for $50,000,000 of Senior Notes with an interest rate of 7.27% due in 2009. Also, short-term lines of credit are maintained with various domestic and foreign banks. The unused commitment under these lines was $64.7 million at August 31, 1999.

     The Company's unfunded pension liability is approximately $24.4 million at August 31, 1999. This amount is primarily due to a book reserve plan maintained by the Company's German subsidiary. Under such plans, there is no separate vehicle to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

     The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company's exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company estimates that a 10% change in foreign exchange rates at August 31, 1999 would have changed the fair value of the contracts by approximately $0.4 million. Changes in the fair value of forward exchange contracts are substantially offset by changes in the fair value of the hedged positions. The Company does not hold or issue financial instruments for trading purposes or utilize any other types of derivative instruments.

     On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position.

YEAR 2000

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define a specific year. Any computer program that has date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a temporary inability to process transactions or engage in other business activities.

     The Company has been addressing Year 2000 compliance related to the following areas: enterprise-wide information systems; manufacturing equipment, lab equipment and technical infrastructure related information systems; remaining information systems and business critical and key suppliers.

     The Company has been redesigning its business processes and implementing enterprise-wide information systems in North America and Europe. Hardware and software purchased and installed in conjunction with these systems are expected to provide Year 2000 compliance for business critical commercial applications. These systems, which are approximately 98% complete, are planned to be installed, tested and operating by November 15, 1999, at those locations which are relying on these enterprise-wide system implementations to address the Year 2000 issue. The Company's Year 2000 compliance is approximately 99% complete related to manufacturing and lab equipment. The Company expects this process to be complete by November 15, 1999. The Company is also currently addressing the remaining technical infrastructure areas which have potential Year 2000 issues, primarily desktop computers, and miscellaneous non-business-critical desktop applications. The Year 2000 compliance related to these remaining areas is approximately 95% complete and is expected to be complete by December 1, 1999.

     The Company has been communicating with its business-critical and key suppliers to determine the extent to which the Company may be vulnerable due to such suppliers' failure to correct their own Year 2000 issues. Currently, approximately 100% of the business-critical and key suppliers relative to manufacturing facilities and laboratories have confirmed their Year 2000 compliance.

     The aggregate anticipated cost paid to third parties and incurred for implementing the enterprise-wide information systems, and addressing Year 2000 issues in legacy information systems is approximately $16 million, with the majority of such cost relating to new enterprise-wide information technology systems and software, underlying system platforms, and personal computer workstations. The portion of such cost directly attributable to Year 2000 compliance is approximately $6 million. All Year 2000 costs paid to date have been primarily funded through operations. Information systems maintenance or modification costs, and costs directly attributable to Year 2000 remediation are expensed as incurred, while the cost of new software and equipment is capitalized and amortized over the assets' useful lives.

     Although the Company does not anticipate any material adverse effects related to the Year 2000, the Company's "most reasonably likely worst case scenario" would be the disruption to some aspects of its operations as a result of non-compliant systems utilized by unrelated third party entities such as governments, utility providers, and other businesses which were included in the review of business critical and key suppliers' Year 2000 readiness. This type of failure could result in the temporary inability of the Company to manufacture and distribute certain products. The Company expects that any such failure would be temporary, due to the Company's ability to purchase materials from various suppliers and the Company's ability to shift production among various plants. The impact on the Company's revenues, gross profit and net income due to the occurrence of the "most reasonably likely worst case scenario" cannot be estimated.

     The Company has completed its contingency planning and expects to finalize its plan in November 1999 related to business-critical systems. However, in certain cases, especially global infrastructure failures related to utilities, core transportation systems, etc., there would be no practical alternative course of action available to the Company other than shifting production between plants.

     The above disclosures relative to Year 2000 are based upon information currently available to management. The Company believes it will be Year 2000 compliant on a timely basis. However, business-critical third parties could experience a Year 2000 related failure, which could result in an adverse effect on the Company's results of operations and financial condition.

CAUTIONARY STATEMENTS

     Statements in this report which are not historical facts are forward looking statements which involve risks and uncertainties and actual events or results could differ materially from those expressed or implied in this report. These "forward-looking statements" are based on currently available information. They are also inherently uncertain, and investors must recognize that events could turn out to be significantly different from what we had expected. Examples of such uncertainties include, but are not limited to, the following:

-    Worldwide and regional economic, business and political conditions
- Fluctuations in the value of currencies in major areas where the Company operates, i.e. the U.S. dollar, Euro, U.K. pound sterling, Canadian dollar, Mexican peso and Indonesian rupiah, etc.
-    Fluctuations in prices of plastic resins and other raw materials
-    Changes in customer demand and requirements

A. Schulman, Inc.
TEN YEAR SUMMARY OF SELECTED FINANCIAL DATA
(In thousands, except per share data)


                                                                                            Year Ended August 31,
                                                                  ------------   -------------------------------------------
                                                                  ------------   -------------------------------------------
                                                                        1999           1998           1997            1996
Net sales .....................................................   $    985,623   $    993,394    $    996,376   $    976,694
Interest and other income .....................................          2,712          3,072           4,998          6,075
                                                                  ------------   ------------    ------------   ------------
                                                                       988,335        996,466       1,001,374        982,769
                                                                  ------------   ------------    ------------   ------------
Cost of sales .................................................        805,030        823,856         833,345        826,076
Other costs, expenses, etc ....................................        105,349         86,281          81,747         85,721
                                                                  ------------   ------------    ------------   ------------
                                                                       910,379        910,137         915,092        911,797
                                                                  ------------   ------------    ------------   ------------
Income before taxes and cumulative effect of accounting changes         77,956         86,329          86,282         70,972
Provision for U.S. and foreign income taxes ...................         30,167         34,179          35,538         28,795
                                                                  ------------   ------------    ------------   ------------
Income before cumulative effect of accounting changes .........         47,789         52,150          50,744         42,177
Cumulative effect of accounting changes (1) (2) ...............           --           (2,007)           --             --
                                                                  ------------   ------------    ------------   ------------
Net income ....................................................   $     47,789   $     50,143    $     50,744   $     42,177
                                                                  ------------   ------------    ------------   ------------
                                                                  ------------   ------------    ------------   ------------
Total assets ..................................................   $    591,527   $    561,920    $    562,945   $    623,378
Long-term debt ................................................   $     65,000   $     40,000    $     12,009   $     40,054
Total stockholders' equity ....................................   $    356,246   $    366,271    $    393,401   $    433,110
Average number of common shares outstanding,
  net of treasury shares:
      Basic ...................................................     31,671,768     35,236,098      37,125,345     37,584,561
      Diluted .................................................     31,679,614     35,275,327      37,149,595     37,591,747
Diluted earnings per share:
      Before cumulative effect of accounting changes ..........   $       1.51   $       1.48    $       1.37   $       1.12
      Cumulative effect of accounting changes (1) (2) .........           --     $      (0.06)           --             --
      Net income ..............................................   $       1.51   $       1.42    $       1.37   $       1.12
Cash dividends per common share ...............................   $        .49   $        .45    $        .41   $        .37
Book value per common share ...................................   $      11.41   $      10.97    $      10.83   $      11.43


                                                                  ----------------------------------------------------------
                                                                  ----------------------------------------------------------
                                                                       1995           1994           1993            1992
Net sales .....................................................   $  1,027,458   $    748,778   $    685,112    $    732,170
Interest and other income .....................................          7,099          7,456          8,103           6,778
                                                                  ------------   ------------   ------------    ------------
                                                                     1,034,557        756,234        693,215         738,948
                                                                  ------------   ------------   ------------    ------------
Cost of sales .................................................        863,409        617,855        565,284         599,009
Other costs, expenses, etc ....................................         81,336         67,939         65,480          66,838
                                                                  ------------   ------------   ------------    ------------
                                                                       944,745        685,794        630,764         665,847
                                                                  ------------   ------------   ------------    ------------
Income before taxes and cumulative effect of accounting changes         89,812         70,440         62,451          73,101
Provision for U.S. and foreign income taxes ...................         36,194         25,869         23,544          29,341
                                                                  ------------   ------------   ------------    ------------
Income before cumulative effect of accounting changes .........         53,618         44,571         38,907          43,760
Cumulative effect of accounting changes (1) (2) ...............           --             --           (2,169)           --
                                                                  ------------   ------------   ------------    ------------
Net income ....................................................   $     53,618   $     44,571   $     36,738    $     43,760
                                                                  ------------   ------------   ------------    ------------
                                                                  ------------   ------------   ------------    ------------
Total assets ..................................................   $    647,166   $    510,419   $    407,865    $    427,966
Long-term debt ................................................   $     75,096   $     23,126   $     10,149    $     10,108
Total stockholders' equity ....................................   $    405,218   $    345,919   $    294,209    $    307,576
Average number of common shares outstanding,
  net of treasury shares:
      Basic ...................................................     37,544,408     37,438,118     37,325,547      37,024,548
      Diluted .................................................     37,703,820     37,540,391     37,411,527      37,340,053
Diluted earnings per share:
      Before cumulative effect of accounting changes ..........   $       1.42   $       1.19   $       1.04    $       1.17
      Cumulative effect of accounting changes (1) (2) .........           --             --     $      (0.06)           --
      Net income ..............................................   $       1.42   $       1.19   $        .98    $       1.17
Cash dividends per common share ...............................   $        .33   $       .286   $       .248    $       .216
Book value per common share ...................................   $      10.75   $       9.21   $       7.84    $       8.26


                                                                  -----------------------------
                                                                  -----------------------------
                                                                       1991              1990
Net sales .....................................................   $    736,007     $    678,644
Interest and other income .....................................          4,083            2,409
                                                                  ------------     ------------
                                                                       740,090          681,053
                                                                  ------------     ------------
Cost of sales .................................................        614,001          566,872
Other costs, expenses, etc ....................................         55,876           50,644
                                                                  ------------     ------------
                                                                       669,877          617,516
                                                                  ------------     ------------
Income before taxes and cumulative effect of accounting changes         70,213           63,537
Provision for U.S. and foreign income taxes ...................         27,864           27,441
                                                                  ------------     ------------
Income before cumulative effect of accounting changes .........         42,349           36,096
Cumulative effect of accounting changes (1) (2) ...............           --               --
                                                                  ------------     ------------
Net income ....................................................   $     42,349(3)  $     36,096
                                                                  ------------     ------------
                                                                  ------------     ------------
Total assets ..................................................   $    344,273     $    328,210
Long-term debt ................................................   $      9,000     $      7,000
Total stockholders' equity ....................................   $    232,567     $    223,973
Average number of common shares outstanding,
  net of treasury shares:
      Basic ...................................................     36,963,010       37,699,043
      Diluted .................................................     37,239,413       37,927,662
Diluted earnings per share:
      Before cumulative effect of accounting changes ..........   $       1.14     $        .95
      Cumulative effect of accounting changes (1) (2) .........           --               --
      Net income ..............................................      $1.14 (3)     $        .95
Cash dividends per common share ...............................   $       .186     $       .153
Book value per common share ...................................   $       6.26     $       5.91


(1) Effective September 1, 1992, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes."

(2) On November 20,1997, The FASB Emerging Issues Task Force issued a ruling which requires the write-off of business process re-engineering costs. Accordingly, $3,237,000 of such costs capitalized as of August 31, 1997 were written off in the quarter ending November 30, 1997. This write-off, net of income taxes, amounted to $2,007,000 or $.06 per common share and was accounted for as a change in accounting.

(3) Includes a gain of $887,000 or $.02 per share from life insurance proceeds and a tax benefit of $945,000 or $.03 per share from a new U.S./German tax treaty. This tax benefit included $466,000 or $.01 per share applicable to 1990 and $479,000 or $.01 per share applicable to prior years.

CORPORATE HEADQUARTERS
3550 West Market Street
Akron, Ohio 44333
(330) 666-3751
www.aschulman.com

ANNUAL MEETING
of Stockholders will be held on
Thursday, December 9, 1999,
at 10 AM E.S.T., at the Hilton Inn West 3180
West Market Street
Akron, Ohio 44333

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
BP Tower
27th Floor
200 Public Square
Cleveland, Ohio 44114-2301

STOCK LISTING
The common stock of
A. Schulman, Inc. is traded
and quoted through the
NASDAQ National Market
System. Symbol: SHLM

TRANSFER AGENT
First Chicago Trust Company
A Division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500

Any questions regarding shareholder
records should be directed to
First Chicago Trust Company
800-317-4445
http://www.equiserve.com
fctc@em.equiserve.com

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

WILLARD R. HOLLAND
Chairman
FirstEnergy Corp.

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

ROBERT A. STEFANKO
Chairman, Chief Financial Officer
and Treasurer

GORDON L. TRIMMER
Vice President --
North American Sales and Marketing

ALAIN C. ADAM
Vice President -- International
Automotive Operations

JOHN M. MYLES
Vice President --
North American Purchasing

RONALD G. ANDRES
Vice President --
North American Manufacturing

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

SOUTHEAST REGIONAL SALES OFFICE
7029 Albert Pick Road, Suite 101
Greensboro, NC  27409
(336) 668-8081

MIDWEST REGIONAL SALES OFFICE
Embassy Plaza
1933 N. Meacham Road, Suite 500
Schaumburg, IL 60173
(847) 397-3973

WESTERN REGIONAL SALES OFFICE
600 South Lake Avenue, Suite 506
Pasadena, CA  91106
(626) 792-0053

NASHVILLE, TENNESSEE  37211-3333
ComAlloy International Company
481 Allied Drive
(615) 333-3453

ORANGE, TEXAS  77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331


TECHNOLOGY CENTERS

A. SCHULMAN, INC.
Product Technology Center
1183 Home Avenue
Akron, Ohio  44310
(330) 630-3315

A. SCHULMAN, INC.
Color Technology Center
1475 Wolf Creek Trail
Sharon Center, Ohio  44274
(330) 239-0101

A. SCHULMAN, INC.



FOREIGN OFFICES


BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

KERPEN, GERMANY
A. Schulman GmbH
HuttenstrassBe 211
D-50170 Kerpen
49-2273-5610

PARIS, FRANCE
A. Schulman, S.A.
Diffusion Plastique
Immeuble Dynasteur
10/12 rue Andras Beck
92360 Meudon-la-Foret
33-1-4107-7500

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

ZURICH, SWITZERLAND
A. Schulman AG
KernstrassBe 10
CH 8004 Zurich
41-1-241-6030

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

MONTERREY, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Avenida Lazaro Cardenas 2400 PTE
Condominio los Soles Office PB -- 17
Colonia Reas San Agustin
San Pedro Garza Garcia, N.L. Mexico 66220
(528) 363-5072

SAN LUIS POTOSI, MEXICO
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
(524) 824-0708



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

KERPEN, GERMANY
A. Schulman GmbH
HuttenstrassBe 211
D-50170 Kerpen
49-2273-5610

CRUMLIN, SOUTH WALES (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

GIVET, FRANCE
A. Schulman Plastics S.A.
Rue Alex Schulman
F-08600 Givet
33-24-427161

EAST JAVA, INDONESIA
PT A. Schulman Plastics
Desa Ngerong - Gempol
Kab. Pasuruan
62-343-854-232

ST. THOMAS, ONTARIO, CANADA
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519) 633-3451

SAN LUIS POTOSI,MEXICO
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
(524) 824-0708

                              [INSIDE BACK COVER]

                            [LOGO] A. SCHULMAN INC.

           3550 WEST MARKET STREET, AKRON, OHIO 44333 - 330/666-3751
                               www.aschulman.com



                             [OUTSIDE BACK COVER]