Form 10-K, Exhibit 13
period 2000-08-31
SCHULMAN A INC
filed 2000-11-27
CIK 87565

[OUTSIDE FRONT COVER PHOTO 1: Chemist with glass test tubes and beekers]



A Schulman Inc.
2000
Annual Report




CREATING
GLOBAL
SOLUTIONS
THROUGH
TECHNOLOGY

ABOUT THE THEME
---------------
A. Schulman develops, deploys and uses leading-edge technology to provide solutions for the requirements of today's markets. The Company specializes its products to meet customer specifications for performance and color. It is proactive in uncovering opportunities for new-product development.



ABOUT THE COMPANY
-----------------

A. SCHULMAN IS A LEADING INTERNATIONAL SUPPLIER OF HIGH-PERFORMANCE PLASTIC COMPOUNDS AND RESINS, WHICH ARE USED AS A RAW MATERIAL TO BE MOLDED OR EXTRUDED BY THE COMPANY'S CUSTOMERS. THE COMPANY'S PRINCIPAL PRODUCT LINES CONSIST OF PROPRIETARY AND CUSTOM-FORMULATED ENGINEERED PLASTIC COMPOUNDS, COLOR CONCENTRATES AND ADDITIVES THAT IMPROVE THE APPEARANCE AND PERFORMANCE OF PLASTICS IN A NUMBER OF SPECIALIZED APPLICATIONS.

       END-USE MARKETS INCLUDE AGRICULTURE; APPLIANCES, ELECTRONICS AND TELECOMMUNICATIONS; AUTOMOTIVE/TRANSPORTATION; BUILDING/CONSTRUCTION; FILM, FIBER AND PACKAGING; FURNITURE AND HOUSEWARES; LAWN AND GARDEN; MEDICAL AND HYGIENE; SPORTS AND LEISURE; TOYS; AND A VARIETY OF OTHER INDUSTRIAL AND CONSUMER PRODUCTS.

       A. SCHULMAN IS A TECHNOLOGY-FOCUSED COMPANY, WITH INNOVATIVE CENTERS DEVOTED TO NEW PRODUCT DEVELOPMENT AND COLOR RESEARCH. THE COMPANY'S MANUFACTURING FACILITIES HAVE PRODUCT TESTING AND QUALITY CONTROL
LABORATORIES TO ENSURE TIMELY DELIVERY OF HIGH-QUALITY PRODUCTS TO A. SCHULMAN'S GLOBAL CUSTOMER BASE.

       HEADQUARTERED IN AKRON, OHIO, A. SCHULMAN EMPLOYS APPROXIMATELY 2,500 PEOPLE AND HAS 14 MANUFACTURING FACILITIES IN NORTH AMERICA, EUROPE AND THE ASIA-PACIFIC REGION. A. SCHULMAN STOCK IS QUOTED THROUGH THE NASDAQ NATIONAL MARKET SYSTEM UNDER THE SYMBOL SHLM. ADDITIONAL INFORMATION ABOUT A. SCHULMAN CAN BE FOUND ON THE WORLD WIDE WEB AT WWW.ASCHULMAN.COM.

TABLE OF CONTENTS
-----------------

1      FINANCIAL HIGHLIGHTS

3      A. SCHULMAN MARKETS AT A GLANCE

4      LETTER TO STOCKHOLDERS

7      CREATING GLOBAL SOLUTIONS THROUGH TECHNOLOGY

9      DELIVERING FILM, FIBER AND PACKAGING SOLUTIONS WORLDWIDE

11     CONCENTRATING ON COLOR

13     POLYMER APPLICATIONS FOR TRANSPORTATION

14     CONSOLIDATED FINANCIAL STATEMENTS

27     MANAGEMENT'S DISCUSSION AND ANALYSIS

30     SELECTED FINANCIAL DATA

32     CORPORATE INFORMATION

[PHOTO 2: Young man and woman in white lab coats examining sheets of colored plastic]

A. Schulman
FINANCIAL HIGHLIGHTS


                                                                 Year Ended August 31,
                                                      2000                1999                1998
                                                 --------------       ------------        ------------
Net sales.....................................   $1,032,519,000       $985,623,000        $993,394,000
Net income....................................   $   37,704,000*      $ 47,789,000        $ 50,143,000
Diluted earnings per share of common stock....            $1.25*             $1.51               $1.42**
Capital expenditures..........................   $   32,452,000       $ 35,082,000        $ 30,987,000
Long-term debt and other
  non-current liabilities.....................   $  123,086,000       $102,696,000        $ 75,704,000
Long-term liabilities to capital..............             27.6%              22.4%               17.1%
Stockholders' equity..........................   $  323,461,000       $356,246,000        $366,271,000
Book value per common share...................           $10.99             $11.41              $10.97
Number of stockholders........................              822                971               1,066

* Net income includes $2,535,000 or $.07 per share of income from demutualization of an insurance company and the settlement of an insurance claim resulting from equipment problems at a North American facility.

** After deducting cumulative effect of accounting change amounting to $.06 per commmon share.


CASH DIVIDENDS PER SHARE
1st Quarter.............................                  $.125              $.115               $.105
2nd Quarter.............................                   .135               .125                .115
3rd Quarter.............................                   .135               .125                .115
4th Quarter.............................                   .135               .125                .115
                                                 --------------       ------------        ------------
                                                          $.530              $.490               $.450
                                                 ==============       ============        ============

COMMON STOCK PRICE RANGE                          High -- Low          High -- Low         High -- Low
1st Quarter.............................         19.00 -- 14.44       23.00 -- 13.44      24.75 -- 19.50
2nd Quarter.............................         16.88 -- 12.19       22.75 -- 16.25      26.50 -- 22.38
3rd Quarter.............................         14.38 -- 11.13       18.00 -- 13.00      26.13 -- 19.88
4th Quarter.............................         13.13 -- 10.63       20.25 -- 16.06      21.00 -- 15.69


                     NET SALES                NET INCOME               CAPITAL EXPENDITURES
                     (Dollars in Billions)    (Dollars in Millions)    (Dollars in Millions)
                     [GRAPH]                  [GRAPH]                  [GRAPH]
Fiscal Year 2000     $1.033                   $37.704                  $32.452
Fiscal Year 1999     $ .986                   $47.789                  $35.082
Fiscal Year 1998     $ .993                   $50.143                  $30.987
Fiscal Year 1997     $ .996                   $50.744                  $27.201
Fiscal Year 1996     $ .997                   $42.177                  $18.542
Fiscal Year 1995     $1.028                   $53.618                  $58.533
Fiscal Year 1994     $ .749                   $44.571                  $25.302
Fiscal Year 1993     $ .685                   $36.738                  $18.158
Fiscal Year 1992     $ .732                   $43.760                  $15.827
Fiscal Year 1991     $ .736                   $42.349                  $17.997

[PHOTO 3: Miscellaneous items containing the Company's products, including multi-colored plastic plates, toothbrushes, cotton swabs, orange electrical outlet, red helmet, dart board with darts, soda bottle, plastic connecting blocks, model of a silver car, etc.]

A. SCHULMAN MARKETS AT A GLANCE


MARKET                    DESCRIPTION                       APPLICATIONS
----------------------------------------------------------------------------------------------
AGRICULTURE               Additive and color                Greenhouses, tunnels, mulch and
                          masterbatches/ concentrates for   insect-repellent films for a
                          films that increase plant         wide range of plants. Modified
                          yields, control ripening,         atmosphere films for improving
                          protect against pests and         the shelf life of fruits and
                          moderate soil temperatures in     vegetables. Anti-fogging films
                          extreme climates. Color           for packaging fresh-cut leafy
                          concentrates that enhance the     vegetables.
                          pigmentation of fruits and
                          vegetables and increase nutrient
                          values.
----------------------------------------------------------------------------------------------
APPLIANCES/ELECTRONICS/    Specialty compounds that          Kitchen and household
TELECOM                   withstand high temperature, are   appliances, power tools, and
                          impact resistant, meet flame      packaging for semiconductors and
                          retardancy and electrical safety  other electronic components.
                          standards, or have anti-static
                          or semi-conductive properties.
----------------------------------------------------------------------------------------------
AUTOMOTIVE/               Polymer resins and compounds,     Exterior, interior and under the
TRANSPORTATION            reinforcements, modifiers and     hood of cars, trucks,
                          additives to reduce vehicle       motorcycles, watercraft and
                          weight and improve durability     other modes of transportation.
                          and performance. Color, style,
                          weatherability and impact
                          resistance are important
                          considerations.
----------------------------------------------------------------------------------------------
BUILDING/CONSTRUCTION     Application-specific color        Gas pipes, pipes for
                          concentrates and additives that   transporting potable water, air
                          are used in installed parts in    conditioner ducts, water storage
                          residential and commercial        tanks, protective films for
                          building projects, or during      welders, roofing compounds,
                          project work.                     building construction nets, and
                                                            colored, wood-like building
                                                            materials.
----------------------------------------------------------------------------------------------
GENERAL FILM, FIBER AND   Concentrates and masterbatches    Packaging for soft drinks, meat,
PACKAGING                 to address specialty packaging    fruits and vegetables, snack
                          needs for anti-static,            foods, cheese, bread, foods in
                          durability, color, product        plastic containers, detergents
                          protection, breathability,        and shampoos, medical products,
                          anti-bacterial applications,      and industrial packaging such as
                          food freshness and anti-fogging.  plastic sacks, and stretch and shrink films; fiber in
                                                            carpeting; and breathable films.
----------------------------------------------------------------------------------------------
FURNITURE AND HOUSEWARES  Compounds that meet stringent     Plastic dinnerware, plastic
                          consumer standards for            chairs and benches, furniture
                          durability, color and gloss.      fibers, coatings for flashlight
                                                            casings.
----------------------------------------------------------------------------------------------
LAWN AND GARDEN           Compounds for rotational          Plastic lawn and deck furniture,
                          molding, blow molding, injection  and plastic colorants and
                          molding and extrusion grades.     additives for lawn and garden
                                                            equipment such as tractors and
                                                            lawnmowers.
----------------------------------------------------------------------------------------------
MEDICAL/HYGIENE           Breathable films and materials    Baby diapers, hygiene products,
                          for disposable and reusable       and disposable surgical/medical
                          applications.                     garments and masks.
----------------------------------------------------------------------------------------------
SPORTS AND LEISURE        Rotational molding to make        ATVs and motorcycles, kayaks and
                          large, hollow parts that address  boats, swim lane markers,
                          weatherability; abrasion, heat    baseball batting helmets, and
                          and water resistance; and         golf carts.
                          high-gloss, low-gloss or matte
                          finish.
----------------------------------------------------------------------------------------------
TOYS                      Child-safe compounds and          Plastic playhouses and swing
                          elastomers that are durable and   sets, and children's action
                          soft, and rotational molding      figures and accessories.
                          compounds for larger toys.

TO OUR STOCKHOLDERS:

Net income for our fourth quarter ended August 31, 2000 was $6,676,000 or $.23 per common share, compared with $15,034,000 or $.48 per share, a fourth quarter record last year. Sales for the final quarter of fiscal 2000 were $235.5 million, off 2.4% from last year's fourth quarter sales of $241.3 million.

     For the fiscal year ended August 31, 2000, net income was $37,704,000 or $1.25 per common share compared with last year's earnings of $47,789,000 or $1.51 per share, the highest per share earnings in the history of A. Schulman. Net income for fiscal 2000 includes $2,535,000 or $.07 per share of income in the first half of the year from demutualization of an insurance company and the settlement of an insurance claim resulting from equipment problems at a North American facility.

     Basic and diluted per share earnings are the same for all reported periods.

     Sales of $1.032 billion for fiscal 2000 were A. Schulman's highest ever, an increase of 4.8% over 1999 sales of $985.6 million. Total volume for the year was up 3.4%, primarily due to a 9% increase in tonnage for manufactured products.

     The translation effect of currencies, primarily the Euro, reduced sales by $17.6 million for the quarter and $71.4 million for the year. Net income was adversely impacted by $1.3 million or $.05 for the quarter and $4.2 million or $.14 per share for the year.

     Fiscal 2000 has been a challenging year. There were significant increases in resin prices throughout most of the year, and competitive price pressures resulted in less than satisfactory profit margins. The weakening of the Euro also had a large adverse effect on sales and profits. Nevertheless, there have been a number of accomplishments.

     Sales were a new record for fiscal 2000 due to the efforts of our sales team throughout the world. An important factor was the successful integration of a new large manufacturing line in Givet, France, which commenced operation in the final quarter of fiscal 1999. Our new business processes and information systems are now in operation at all major locations and have enhanced our operating capabilities. We have a strong financial position with good cash flow.

REVIEW OF FOURTH QUARTER AND FULL YEAR RESULTS

     The major reasons for the decline in profits for the quarter ended August 31, 2000 were lower profit margins due to the higher cost of plastic feedstocks, weaker than anticipated volume and deterioration in the value of the Euro. In addition, the Company was unable to utilize anticipated tax benefits, which resulted in higher than expected income taxes.

     Demand softened in the fourth quarter of fiscal 2000 due to broad-based inventory reductions by customers who were anticipating stabilization of plastic resin prices. Volume declined 2.6%, mainly due to 4% lower tonnage in our European business.

     Gross profit margins for the fourth quarter declined from 19.2% last year to 15.6% in 2000. Profit margins in North America were up approximately 100 basis points, but this was more than offset by a sharp decline in Europe, where margins dropped to 16% from 23% last year.

     For the fiscal year, gross profit margins were off approximately 200 basis points in both Europe and North America. Margins were 16.2% in fiscal 2000 compared with 18.3% in the 1999 fiscal year. Margins declined due to the higher cost of plastic resins and competitive price pressures.

     Taxes were approximately $3 million higher than the expected rate for the quarter and fiscal year. The higher taxes occurred because the Company was unable to utilize anticipated tax benefits, primarily foreign tax credits.

CAPITAL INVESTMENTS

Capital expenditures were $32 million for fiscal 2000. These expenditures included the July 2000 acquisition of a manufacturing facility in Milan, Italy. This facility, with an annual capacity of approximately 25 million pounds, cost $5.6 million and provides the capability to increase our value added business in Italy, an important part of our European growth strategy.

     A new line was installed in our Nashville, Tennessee location and commenced production in September 2000. We are adding another line to our Mexican facility, which should begin production in early spring 2001. We will also add a line to the Sunprene operation, a joint venture with MKV. This line is scheduled to commence production in spring 2001.

SPAIN

We increased our presence in Spain by purchasing several small distribution businesses. We also added to our customer base and now have offices in Barcelona, Madrid and Valencia. We believe that Spain is an important market and offers many new opportunities for our global business.

SHARE REPURCHASE PROGRAM

During the year ended August 31, 2000, we repurchased 1,799,333 of our common shares for $24.1 million, an average cost of $13.39 per share. We currently have

1,893,000 shares remaining under a 6 million-share repurchase authorization approved by the Board in August 1998. As of August 31, 2000, there were 29,330,822 shares outstanding, a 5.8% decrease from the shares outstanding at the end of fiscal 1999.

DIVIDENDS

In January 2000, for the eighteenth consecutive year, we increased the cash dividends from $.50 to $.54 per share on an annual basis. This increase, amounting to 8%, reflects the financial stability of A. Schulman and our confidence for the future.

MANAGEMENT TEAM

During the year, we strengthened our management team with the appointment of Ronald G. Andres as Vice President of North American Manufacturing. We also appointed Dr. Rengarajan Ramesh to a new corporate position, Vice President of Technology. Both of these individuals have been with us for a number of years serving in various positions throughout our worldwide operations.

BOARD OF DIRECTORS

In April 2000, we added two new directors to our Board, which now has eleven members. Joseph M. Gingo is a Senior Vice President for Technology and Global Products Planning for The Goodyear Tire & Rubber Company. John B. Yasinsky is Chairman and Chief Executive Officer of OMNOVA Solutions, Inc. These directors have extensive international and polymer experience that will benefit us in the years ahead.

RATIONALIZATION OF PRODUCTS AND SHUTDOWN OF SELECTED MANUFACTURING LINES

During the year, we reviewed our overall product offerings and, where necessary, rationalized products where profits were below our expectations. We also shut down certain manufacturing lines in our Orange, Texas; Nashville, Tennessee; and Bellevue, Ohio facilities. These lines provided capacity no longer required or products with income less than required under our overall plan. Total capacity from the closure of these lines was approximately 38 million pounds.

PLANT CLOSING

We announced in October 2000 our intention to terminate manufacturing at our plant in Akron, Ohio. This facility currently represents about 13% of our North American capacity. A combination of plastics industry economic and financial factors led to the decision to end manufacturing at the facility, our oldest and most expensive to operate. The production of compounds from this plant will be transferred to our other manufacturing facilities. Manufacturing will be terminated in approximately 90 days. The building will be retained for product sampling and as a warehouse and logistics center.

BUSINESS OUTLOOK

We currently have a good level of orders, especially in Europe. However, there are a number of signs that demand and economic activity may be slowing, which will make it difficult to achieve the level of earnings projected in our financial plan.

     The months ahead will provide continuing challenges. We anticipate more margin pressures, further softening in demand and no significant improvement in the Euro, which by itself at today's rates could adversely impact quarterly earnings by $.05 per share. Currently, we anticipate that fiscal 2001 first-quarter profits could be off at least 25% from last year's first-quarter profit of $11,942,000 or $.38 per share.

     Although the quarters ahead present a number of challenges, we remain optimistic about the outlook for A. Schulman.o

[PHOTO 4: Terry L. Haines, on the left, and Robert A. Stefanko, on the right, in a laboratory]

/s/ Terry L. Haines
Terry L. Haines (left)
President and
Chief Executive Officer

/s/ Robert A. Stefanko
Robert A. Stefanko (right)
Chairman

November 6, 2000

                          [PHOTO 5: Inset photo of a multi-colored
                                    model of a molecule over a printout
                                    of a graph]

            CREATING GLOBAL SOLUTIONS THROUGH TECHNOLOGY

A. Schulman specializes in the timely development of polymer solutions that address market needs or customer specifications for performance and color. The Company deploys advanced technology at all levels of the organization -- from its industry-leading product development capabilities to its state-of-the-art manufacturing facilities. The technology is designed to bring excellence and efficiency to every customer interaction.

     In recent years, the Company has made significant investments in its technical capabilities. The impact of these investments provides new products, a wider range of applications and an enhanced ability to serve diverse global markets, including agriculture, automotive, electronics and telecommunications, medical and hygiene, packaging, sports and leisure products, and toys.

     At the product development stage, two technology centers in the U.S. and similar facilities in Europe develop polymer technology to address product performance criteria such as color, weatherability, flexibility, dimensional stability, printability, strength, and resistance to chemicals, heat and moisture. The centers develop and test various plastic resins, concentrates, additives and blends on a small scale, and then help the Company's plants and customers scale up to full production.


                     [PHOTO 6: Portion of a spinning globe]


     The Company also has state-of-the-art manufacturing technology. Twelve of its 14 manufacturing facilities are ISO 9001-registered. In the last year, A. Schulman has added capacity and/or capabilities through investments in process automation and robotics in plants in North America, Europe and Asia. In addition, during the year, A. Schulman acquired a manufacturing facility in Italy, one of the largest and fastest-growing plastics markets in Europe.

     A. Schulman's technology is strategically deployed globally to capitalize on growth markets and core competencies in various parts of the world. For example, A. Schulman has a strong presence in the film, fiber and packaging markets in Europe and Asia, while in North America, it is an important supplier to the automotive industry. A. Schulman has the distinct ability to share technology across its various locations for the film and packaging, and automotive markets. This strategy enables the Company to bring existing products to new markets and to introduce new products quickly and efficiently.

     A. Schulman has deployed a number of technology tools to deliver outstanding customer service in an efficient manner. These customer relationship management tools include new information systems, redesigned business processes, the centralized Customer Sales Support Center, electronic access to information, and enhanced warehousing and logistics capabilities.

     A. Schulman is known as a specialty plastics market leader that deploys technology solutions that are customer-focused and market-driven.-

------------------------
A. Schulman specializes in applying polymer technology to address a wide variety of product performance criteria. It has particular expertise in color applications. With a large and growing presence throughout North America, Europe and Asia, the Company is able to share technology across its various locations and markets.

                         [PHOTO 7: Inset photo of lettuce, three
                                   red tomatoes, scallions, sliced
                                   onions, and a yellow bell pepper
                                   on a white cutting board with
                                   knife over photo of a circuit board]

          DELIVERING FILM, FIBER AND PACKAGING SOLUTIONS WORLDWIDE



A. Schulman serves the growing film, fiber and packaging markets by providing expertise in technology and product innovation.

     A. Schulman specializes in developing customized concentrates and masterbatches that customers can run reliably and efficiently. The Company's applications provide for flexible packaging for foods, detergents, diapers, toothpaste and for industrial packaging solutions such as heavy duty plastic sacks, and stretch and shrink films for pallet packaging. In addition, A. Schulman produces anti-static concentrates that are used in the packaging of semiconductors and printed circuit boards to protect sensitive electronics from static charge.

     The Company's film solutions are used in numerous markets around the world, including building construction, food and agriculture, and medical and hygiene. The Company also provides color concentrates and performance additives for use in carpet fibers.

     A. Schulman serves the appliance industry with specialty compounds that can withstand high temperature, are impact resistant, and meet applicable standards for flame retardancy and electrical safety. The Company's proprietary solutions are designed to meet strict customer criteria for household appliances and power tools. A. Schulman has been an important supplier to U.S. and European appliance and power tool producers for more than two decades. The Company also supplies materials to China, South America and Eastern Europe, where many of the parts are made and assembled today.


                     [PHOTO 8: A portion of a circuit board]


     In building construction, A. Schulman has developed several flame-resistant building materials for roofing laminate structures that help control indoor environments even in very hot, dry climates.

     Food and agriculture are important, growing market opportunities for A. Schulman, especially in areas of the world that have trouble feeding the population or face extreme weather conditions. The Company's agricultural solutions include providing the color concentrate solution for red plastic mulch that increases the yield of tomato plants, and an insect-repellent film used on bananas as an environmentally friendly alternative to pesticides. The Company also produces materials for food-approved packaging that improves the shelf life of foods such as bread and pre-packaged salad mix. The films not only prevent mold growth and premature wilting or over-ripening but also have anti-fogging and transparent properties that drive consumer sales.

     The Company is also a major supplier of color concentrates and additive masterbatches used in breathable films for baby diapers, hygiene products, medical face masks, and disposable surgical and emergency room garments. A steady stream of product development in breathable films enables A. Schulman to meet these markets' strict demands for comfort and protection.

     Film, fiber and packaging is a significant and growing portion of A. Schulman's business. The Company deploys its technology and product innovation capabilities quickly to capitalize on new opportunities as they arise throughout the world.-

---------------------
Film, fiber and packaging is an important part of A. Schulman's business. As shown on the left, the Company's products are used for antibacterial films for cutting boards and for food packaging that help fruits and vegetables grow and ripen. On the right is a printed circuit board, which utilizes A. Schulman concentrates that are used in protective packaging of these sensitive electronics.

                           [PHOTO 9: Inset photo of various white
                                     consumer products bottles and
                                     tubes over a red and blue
                                     background photo]

                        CONCENTRATING ON COLOR

Color is one of the most important performance characteristics for any plastic material. It is also paramount to A. Schulman's customers, an essential component in their marketing and brand identity programs.

     A. Schulman's development of colors is both a science and an art -- a science of color spectrum analysis and chemical compounding, and an art of achieving the right color scheme.

     The Company's expertise lies in the development of solutions that are color-matched. The colors are then combined with various base resins to meet customer specifications. The Company also ensures that manufacturing will provide consistently high-quality concentrates and additives throughout its worldwide operations.

     For several decades, A. Schulman has been a specialty plastics industry leader in color, and has continued to upgrade its capabilities. The Company's color program covers all of the technical aspects of product development, prototyping and testing. For example, A. Schulman technicians address the intricacies of how certain color solutions will appear, depending on the shape of the end product, surface quality and environmental conditions such as actual-use lighting.


                      [PHOTO 10: Rolls of red, yellow, brown,
                                 black and green carpet fibers]


     A. Schulman's Color Technology Center features the latest equipment for colored plastics research -- including spectrophotometers and color-matching software, which enable technicians to complete exact color matches in just a few hours. In addition, A. Schulman has expanded capabilities to develop products with metallic, fluorescent or phosphorescent looks. The center also has a production-quality prototyping area to demonstrate and test manufacturing processes before they are implemented at A. Schulman plants or by customers.

     A. Schulman provides color solutions in virtually all of its target markets -- from automotive/transportation to the wide spectrum of film, fiber and packaging applications. For example, A. Schulman has worked with a major U.S. automaker to create the color palette for its vehicles that are produced around the world. In addition, the Company has helped consumer products companies and soft drink producers, among other companies, standardize their color choices for product packaging.

     Once exact color requirements are determined, A. Schulman technicians work with the plants and the customer's facilities to ensure that the color solution can be reliably replicated everywhere it is needed. If a customer needs help, A. Schulman offers its expertise in pigments, resin sourcing, and production control methods. Such expertise is one of the reasons that A. Schulman has a global contract to produce the pure-white concentrate for a major consumer products company.

     Having a core competency in color development and color-matching is one indication of A. Schulman's technological capabilities. It is also one of the areas of expertise that customers value most when they choose A. Schulman as a supplier.-

-----------------------
From its Color Technology Center to its manufacturing lines, a core competency of A. Schulman is the science and art of developing color solutions. For example, A. Schulman has a global contract to produce the pure-white concentrate for Procter & Gamble's consumer products bottles
(left). -C- The Procter & Gamble Company, used by permission. Carpet fibers (right) are another area where the Company's expertise in color creates high value for customers.

                          [PHOTO 11: Inset photo of the front of
                                     a red Chrysler PT Cruiser over
                                     a photo of a green chalkboard
                                     upon which math equations are
                                     written]

                 POLYMER APPLICATIONS FOR TRANSPORTATION

Plastics are a material of choice in the automotive/transportation industry, where reducing vehicle weight and improving durability and appearance are paramount. A. Schulman provides the industry's engineers and designers with a broad diversity of specialty plastics products for exterior, interior and under-the-hood applications for cars, trucks, motorcycles, watercraft and other modes of transportation. The automotive/transportation industry is a significant market for A. Schulman in North America and offers growth opportunities in Europe and Asia.

     A. Schulman has an intimate understanding of its customers in this market and the ability to help them select the ideal products for specific applications. At its Product Technology Center, technicians develop and test various combinations of resins, reinforcements, modifiers and additives for strength, stiffness, tear resistance, printability and other properties. A. Schulman's goal is to help customers find the optimal solution, whether it is injection molding, blow molding, compression molding or thermoforming applications.

     Materials from A. Schulman are used in a wide variety of exterior components, including bumper fascias, body side moldings and grilles. A. Schulman products are designed to meet specific customer requirements for cost, gloss, weatherable colors, and scratch and mar resistance. For example, the Surlyn-Registered Trademark- Reflection Series-TM- resins, which are manufactured by DuPont and color-styled by A. Schulman, duplicate the high-gloss appearance of a painted part, thus eliminating the costly final step of painting. The product is being used for bumper covers on current models of the Dodge Neon and on Harley-Davidson's Buell Blast motorcycle.

                 [PHOTO 12: Photo of young woman wearing
                            black and riding a red Harley-
                            Davidson Buell Blast motorcycle]


     For vehicle interiors, A. Schulman products are used in door trim, armrests, instrument panels and overhead components. In recent years, the Company has developed a number of soft-touch materials to meet customer requirements for durability and scratch resistance even after several years of use. For example, the interiors of Chrysler's new PT Cruiser and Pontiac's new Aztek -- including the doors, armrests and seats -- feature a number of A. Schulman products.

     With A. Schulman's core competency in color technology, the Company is able to match exact color specifications and help customers devise attractive, durable color schemes for vehicle interiors and exteriors. From its Color Technology Center to its plant-level quality assurance labs and production floor, A. Schulman has the ability to deliver consistent, high-quality color solutions to its transportation/automotive customers.

     Under the hood, engineered resins and compounds from A. Schulman reduce weight and noise, improve design flexibility and styling, and increase chemical and heat resistance. Applications include engine covers, fans, air intake manifolds, thermostat housings, transmission covers, radiator inlets/outlets, and power steering fluid reservoirs.

     A. Schulman serves the automotive/transportation industry by developing products that offer unique properties and customer benefits. The Company works directly with customers to develop problem-specific solutions, as well as pursuing internal ideas that could lead to new products and market opportunities.-

----------------------
A. Schulman specialty plastics products are used for vehicle interiors, exteriors and under-the-hood applications. On the left, the distinctively retro-looking Chrysler PT Cruiser uses A. Schulman materials for the interior panels and arm rests. On the right, the sporty Buell Blast, made by Harley-Davidson, features highly durable engineered resins that create a high-gloss, bright-red look and eliminates the need for painting.

A. Schulman, Inc.

CONSOLIDATED STATEMENT OF INCOME





                                                                              YEAR ENDED AUGUST 31,
                                                                ------------------------------------------------
                                                                      2000             1999            1998
                                                                ----------------  --------------  --------------
NET SALES.....................................................  $  1,032,519,000  $  985,623,000  $  993,394,000

INTEREST AND OTHER INCOME.....................................         6,703,000       2,712,000       3,072,000
                                                                ----------------  --------------  --------------
     TOTAL....................................................     1,039,222,000     988,335,000     996,466,000
                                                                ----------------  --------------  --------------
COSTS AND EXPENSES:
  Cost of sales...............................................       865,357,000     805,030,000     823,856,000
  Selling, general and administrative expenses................        97,893,000      99,317,000      85,293,000
  Interest expense............................................         6,235,000       3,716,000       1,933,000
  Foreign currency transaction (gains) losses.................          (500,000)        480,000      (1,669,000)
  Minority interest...........................................         2,138,000       1,836,000         724,000
                                                                ----------------  --------------  --------------
                                                                     971,123,000     910,379,000     910,137,000
                                                                ----------------  --------------  --------------

INCOME BEFORE TAXES AND CUMULATIVE EFFECT OF ACCOUNTING
  CHANGE......................................................        68,099,000      77,956,000      86,329,000

PROVISION FOR U.S. AND FOREIGN INCOME TAXES...................        30,395,000      30,167,000      34,179,000
                                                                ----------------  --------------  --------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE..........        37,704,000      47,789,000      52,150,000

CUMULATIVE EFFECT OF ACCOUNTING CHANGE........................                --              --      (2,007,000)
                                                                ----------------  --------------  --------------
NET INCOME....................................................  $     37,704,000  $   47,789,000  $   50,143,000
                                                                ================  ==============  ==============

WEIGHTED-AVERAGE NUMBER OF SHARES OUTSTANDING:
  Basic.......................................................        30,224,433      31,671,768      35,236,098
  Diluted.....................................................        30,224,433      31,679,614      35,275,327

BASIC AND DILUTED EARNINGS PER SHARE OF COMMON STOCK:

  INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE........  $           1.25  $         1.51  $         1.48

  CUMULATIVE EFFECT OF ACCOUNTING CHANGE......................                --              --           (0.06)
                                                                ----------------  --------------  --------------
  NET INCOME..................................................  $           1.25  $         1.51  $         1.42
                                                                ================  ==============  ==============

The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                           ACCUMULATED       UNEARNED
                                                                              OTHER            STOCK           TOTAL
                                              OTHER         RETAINED      COMPREHENSIVE        GRANT       COMPREHENSIVE
                            COMMON STOCK      CAPITAL       EARNINGS          INCOME       COMPENSATION        INCOME
                            ------------   ------------   -------------   --------------   -------------   --------------
Balance at August 31,
  1997.................     $ 38,343,000   $ 44,412,000   $ 361,591,000    $ (6,573,000)    $(1,152,000)
Comprehensive income
  for 1998:
  Net income for
    1998...............                                      50,143,000
  Foreign currency
    translation loss...                                                      (2,344,000)
    Total comprehensive
      income...........                                                                                     $ 47,799,000
                                                                                                            ============
Cash dividends paid or
  accrued:
  Preferred stock, $5
    per share..........                                         (53,000)
  Common stock, $.45
    per share..........                                     (15,935,000)
Stock options
  exercised............            4,000         97,000
Grant of restricted
  stock................                       1,269,000                                      (1,269,000)
Amortization of
  restricted stock.....                                                                         427,000
                            ------------   ------------   -------------    ------------     -----------     ------------
Balance at August 31,
  1998.................       38,347,000     45,778,000     395,746,000      (8,917,000)     (1,994,000)
Comprehensive income
  for 1999:
  Net income for
    1999...............                                      47,789,000
  Foreign currency
    translation loss...                                                      (8,274,000)
    Total comprehensive
      income...........                                                                                     $ 39,515,000
                                                                                                            ============
Cash dividends paid or
  accrued:
  Preferred stock, $5
    per share..........                                         (53,000)
  Common stock, $.49
    per share..........                                     (15,602,000)
Issue of restricted
  stock................           34,000        (50,000)
Grant of restricted
  stock................                         966,000                                        (966,000)
Amortization of
  restricted stock.....                                                                         664,000
                            ------------   ------------   -------------    ------------     -----------
Balance at August 31,
  1999.................       38,381,000     46,694,000     427,880,000     (17,191,000)     (2,296,000)
Comprehensive income
  for 2000:
  Net income for
    2000...............                                      37,704,000
  Foreign currency
  translation
      loss.............                                                     (30,260,000)

  Minimum pension
    liability
    adjustment.........                                                        (552,000)
    Total comprehensive
      income...........                                                                                     $  6,892,000
                                                                                                            ============
Cash dividends paid or
  accrued:
  Preferred stock, $5
    per share..........                                         (53,000)
  Common stock, $.53
    per share..........                                     (16,163,000)
Grant of restricted
  stock................                         958,000                                        (958,000)
Amortization of
  restricted stock.....                                                                         651,000
                            ------------   ------------   -------------    ------------     -----------
Balance at August 31,
  2000.................     $ 38,381,000   $ 47,652,000   $ 449,368,000    $(48,003,000)    $(2,603,000)
                            ============   ============   =============    ============     ===========

A. Schulman, Inc.

CONSOLIDATED BALANCE SHEET




                                                                                       AUGUST 31,     AUGUST 31,
                                                                                          2000           1999
                                                                                      -------------  -------------
ASSETS

CURRENT ASSETS:
Cash and cash equivalents...........................................................  $  26,866,000  $  56,836,000
Accounts receivable, less allowance for doubtful accounts of $4,535,000 in 2000 and
  $3,678,000 in 1999................................................................    162,074,000    159,840,000
Inventories, average cost or market, whichever is lower.............................    184,768,000    171,454,000
Prepaids, including tax effect of temporary differences.............................     16,122,000     19,966,000
                                                                                      -------------  -------------
  TOTAL CURRENT ASSETS..............................................................    389,830,000    408,096,000
                                                                                      -------------  -------------

OTHER ASSETS:
Cash surrender value of life insurance..............................................        594,000        484,000
Deferred charges, etc., including tax effect of temporary differences...............     22,555,000     22,604,000
                                                                                      -------------  -------------
                                                                                         23,149,000     23,088,000
                                                                                      -------------  -------------

PROPERTY, PLANT AND EQUIPMENT, AT COST:
Land and improvements...............................................................     10,849,000      9,982,000
Buildings and leasehold improvements................................................     79,545,000     78,038,000
Machinery and equipment.............................................................    221,664,000    228,803,000
Furniture and fixtures..............................................................     23,296,000     24,162,000
Construction in progress............................................................     11,631,000      7,838,000
                                                                                      -------------  -------------
                                                                                        346,985,000    348,823,000

Accumulated depreciation and investment grants of $921,000 in 2000 and $230,000 in
  1999..............................................................................    187,074,000    188,480,000
                                                                                      -------------  -------------
                                                                                        159,911,000    160,343,000
                                                                                      -------------  -------------
                                                                                      $ 572,890,000  $ 591,527,000
                                                                                      =============  =============

The accompanying notes are an integral part of the consolidated financial statements.

                                                                                       AUGUST 31,     AUGUST 31,
                                                                                          2000           1999
                                                                                     --------------  -------------
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Notes payable......................................................................  $    7,960,000  $  10,721,000
Accounts payable...................................................................      61,628,000     64,402,000
U.S. and foreign income taxes payable..............................................       9,456,000      6,721,000
Accrued payrolls, taxes and related benefits.......................................      17,243,000     19,180,000
Other accrued liabilities..........................................................      16,337,000     16,792,000
                                                                                     --------------  -------------
  TOTAL CURRENT LIABILITIES........................................................     112,624,000    117,816,000
                                                                                     --------------  -------------
LONG-TERM DEBT.....................................................................      83,638,000     65,000,000
OTHER LONG-TERM LIABILITIES........................................................      39,448,000     37,696,000
DEFERRED INCOME TAXES..............................................................       8,788,000     11,375,000
MINORITY INTEREST..................................................................       4,931,000      3,394,000
STOCKHOLDERS' EQUITY:
Preferred stock, 5% cumulative, $100 par value, authorized, issued and outstanding
  - 10,567 shares in 2000 and 10,689 in 1999.......................................       1,057,000      1,069,000
Special stock, 1,000,000 shares authorized, none outstanding.......................              --             --
Common stock, $1 par value
  Authorized - 75,000,000 shares
  Issued - 38,381,017 shares in 2000 and 1999......................................      38,381,000     38,381,000
Other capital......................................................................      47,652,000     46,694,000
Accumulated other comprehensive income.............................................     (48,003,000)   (17,191,000)
Retained earnings..................................................................     449,368,000    427,880,000
Treasury stock, at cost, 9,050,195 shares in 2000 and 7,250,862 shares in 1999.....    (162,391,000)  (138,291,000)
Unearned stock grant compensation..................................................      (2,603,000)    (2,296,000)
                                                                                     --------------  -------------
COMMON STOCKHOLDERS' EQUITY........................................................     322,404,000    355,177,000
                                                                                     --------------  -------------
  TOTAL STOCKHOLDERS' EQUITY.......................................................     323,461,000    356,246,000
                                                                                     --------------  -------------
                                                                                     $  572,890,000  $ 591,527,000
                                                                                     ==============  =============

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                               YEAR ENDED AUGUST 31,
                                                                   ----------------------------------------------
                                                                        2000            1999            1998

Provided from (used in) operating activities:
  Net income.....................................................  $   37,704,000  $   47,789,000  $   50,143,000
  Items not requiring the current use of cash:
    Cumulative effect of accounting change.......................              --              --       2,007,000
    Depreciation.................................................      21,585,000      20,773,000      17,817,000
    Non-current deferred taxes...................................      (3,179,000)        775,000         192,000
    Foreign pension and other deferred compensation..............       2,506,000       2,321,000       2,129,000
    Postretirement benefit obligation............................       1,657,000       1,325,000         814,000
  Changes in working capital:
    Accounts receivable..........................................     (30,226,000)    (17,808,000)      1,531,000
    Inventories..................................................     (28,083,000)     (9,388,000)     (3,180,000)
    Prepaids.....................................................       2,685,000         (43,000)     (3,209,000)
    Accounts payable.............................................      17,322,000      10,412,000      (2,517,000)
    Income taxes.................................................       3,452,000      (3,014,000)     (1,306,000)
    Accrued payrolls and other accrued liabilities...............         811,000       2,531,000         721,000
  Changes in other assets and other long-term liabilities........        (264,000)     (3,847,000)     (1,341,000)
                                                                   --------------  --------------  --------------
      Net cash provided from operating activities................      25,970,000      51,826,000      63,801,000
                                                                   --------------  --------------  --------------
Provided from (used in) investing activities:
  Expenditures for property, plant and equipment.................     (32,452,000)    (35,082,000)    (30,987,000)
  Disposals of property, plant and equipment.....................       1,941,000         432,000         812,000
  Purchases of short-term investments............................              --              --      (8,160,000)
  Proceeds from sales of short-term investments..................              --              --      10,957,000
                                                                   --------------  --------------  --------------
      Net cash used in investing activities                           (30,511,000)    (34,650,000)    (27,378,000)
                                                                   --------------  --------------  --------------
Provided from (used in) financing activities:
  Cash dividends paid............................................     (16,216,000)    (15,648,000)    (15,946,000)
  Increase (decrease) of notes payable...........................      (1,989,000)      6,831,000       1,000,000
  Reduction of long-term debt....................................              --     (25,000,000)        (45,000)
  Increase of long-term debt.....................................      19,075,000      50,000,000      28,000,000
  Exercise of stock options......................................              --              --         101,000
  Investment grants from foreign countries.......................         875,000              --          70,000
  Increase (decrease) in minority interest, net of
    distributions................................................       1,538,000         486,000        (326,000)
  Purchase of treasury stock.....................................     (24,100,000)    (34,533,000)    (59,469,000)
  Redemption of preferred stock..................................         (12,000)             --              --
                                                                   --------------  --------------  --------------
      Net cash used in financing activities......................     (20,829,000)    (17,864,000)    (46,615,000)
                                                                   --------------  --------------  --------------
Effect of exchange rate changes on cash..........................      (4,600,000)     (3,242,000)      1,811,000
                                                                   --------------  --------------  --------------
Net decrease in cash and cash equivalents........................     (29,970,000)     (3,930,000)     (8,381,000)
Cash and cash equivalents at beginning of year...................      56,836,000      60,766,000      69,147,000
                                                                   --------------  --------------  --------------
Cash and cash equivalents at end of year.........................  $   26,866,000  $   56,836,000  $   60,766,000
                                                                   ==============  ==============  ==============
Cash paid during the year for:
  Interest.......................................................  $    6,063,000  $    3,470,000  $    1,842,000
  Income Taxes...................................................  $   26,583,000  $   31,621,000  $   36,069,000


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

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $6,003,000 at August 31, 2000 and $39,705,000 at August 31, 1999. Investments
with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.

REVENUE RECOGNITION

     Revenue is recognized when product is shipped.

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

INVENTORIES

     The Company and its subsidiaries do not distinguish between raw materials and finished goods because numerous products, which can be sold as finished goods are also, used as raw materials in the production of other inventory items.

GOODWILL

     Net goodwill of $5,557,000 is being amortized over 5 to 25 years using the straight-line method and is included in deferred charges.

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

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for the Company beginning September 1, 2000. SFAS 133 requires that all derivative instruments are recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position.

NOTE 2 -- INVESTMENT GRANTS

     The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company's European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities is depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $79,000 in 2000, $109,000 in 1999 and $123,000 in 1998.

NOTE 3 -- LONG-TERM DEBT AND CREDIT ARRANGEMENTS


                                                        August 31,
                                                   2000             1999
                                                ===========     ===========
A. Schulman, Inc.:
   Revolving credit loan, 6.89% in 2000
     and 5.43% in 1999.......................   $32,000,000     $15,000,000
   Senior notes, 7.27% due 2009:.............    50,000,000      50,000,000
   Capital lease obligations and other.......     1,638,000           --
                                                -----------     -----------
                                                $83,638,000     $65,000,000
                                                ===========     ===========

     The revolving credit agreement, as amended on August 14, 1997, provides for borrowings of up to $100,000,000 on a revolving credit basis through August 14, 2002. A facility fee of 71/2 basis points must be paid to the banks.

     On August 17, 1999, the company completed a private placement agreement for $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. In 1999, a fixed rate swap was used covering the $50,000,000 private placement debt to reduce the Company's risk of increased interest costs during a period of rising interest rates.

     Proceeds from this swap totaling $630,000 have been deferred and will be amortized over the life of the loan effectively reducing the annual interest rate from 7.27% to 7.14%. The financial institution that participated in the contract has a good credit rating.

     Under the most restrictive covenants of the revolving credit agreement and the Senior Notes, approximately $43,186,000 of retained earnings was available for the payment of cash dividends at August 31, 2000.

     The Company has $34,000,000 of unsecured short-term lines of credit from various domestic banks. Short-term borrowings under these facilities were $1,800,000 at August 31, 2000 and $3,000,000 at August 31, 1999 at weighted average interest rates of 7.04% and 6.13% respectively.

     The Company had $44,180,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 2000 and had $41,423,000 available at August 31, 1999. Borrowings under these lines of credit were $6,160,000 at August 31, 2000 and $7,721,000 at August 31, 1999 at weighted average interest rates of 5.05% and 6.00% respectively.

     The Company leases certain buildings with a net carrying value of $1,300,000 for its European segment under a capital lease. Interest charges on the lease are calculated semi-annually at a rate of 5.85%, with the net carrying value classified as building in the consolidated balance sheet.

     Aggregate maturities of long-term debt including capital lease obligations subsequent to August 31, 2000 were as follows: 2002-$32,260,000, 2003-$373,000, 2004-$373,000, 2005-$372,000, 2006-$260,000; and
2009-$50,000,000.

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

     The following table presents a summary of foreign exchange contracts outstanding as of August 31, 2000 and August 31, 1999:

                                    2000                        1999
                        ==========================   ===========================
                          Contract         Fair        Contract         Fair
                           Amount         Value         Amount         Value
                        -----------    -----------   -----------     -----------
Buy Currency:

   Euro..............   $ 5,497,000    $ 5,465,000   $   --          $   --
   German mark.......       --             --          1,028,000       1,031,000
   All other.........       192,000        185,000       512,000         513,000
                        -----------    -----------   -----------     -----------
                        $ 5,689,000    $ 5,650,000   $ 1,540,000     $ 1,544,000
                        ===========    ===========   ===========     ===========
Sell Currency:

   Euro..............   $ 4,138,000    $ 4,138,000   $   --          $   --
   German mark.......       --             --          5,123,000       4,854,000
   British pound.....     6,346,000      6,509,000       300,000         300,000
   U.S. dollar.......       411,000        435,000       577,000         611,000
                        -----------    -----------   -----------     -----------
                        $10,895,000    $11,082,000   $ 6,000,000     $ 5,765,000
                        ===========    ===========   ===========     ===========

    The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. Foreign exchange contracts are entered into with several financial institutions having good credit ratings and generally have maturities of less than nine months.

NOTE 5 -- INCOME TAXES

     Income (loss) before taxes is as follows:

                          Year Ended August 31,
                   2000           1999           1998
              ===========    ===========    ===========
Domestic....  $(4,231,000)   $   596,000    $11,308,000
Foreign.....   72,330,000     77,360,000     75,021,000
              -----------    -----------    -----------
              $68,099,000    $77,956,000    $86,329,000
              ===========    ===========    ===========

     The provisions for U.S. and foreign income taxes consist of the following:


                                 Year Ended August 31,
                           2000           1999            1998
                       ===========    ===========     ===========
Current taxes:

   U.S. ...........    $   856,000    $    28,000     $ 4,255,000
   Foreign.........     27,862,000     31,224,000      30,986,000
                       -----------    -----------     -----------
                        28,718,000     31,252,000      35,241,000
                       -----------    -----------     -----------
Deferred taxes:

   U.S. ..........         564,000       (489,000)       (405,000)
   Foreign........       1,113,000       (596,000)       (657,000)
                       -----------    -----------     -----------
                         1,677,000     (1,085,000)     (1,062,000)
                       -----------    -----------     -----------
                       $30,395,000    $30,167,000     $34,179,000
                       ===========    ===========     ===========

     A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 44.6% in 2000, 38.7% in 1999 and 39.6% in 1998 is as follows:


                              2000              1999              1998
                                     % of             % of             % of
                                   Pretax           Pretax           Pretax
(in thousands)           Amount    Income   Amount  Income   Amount  Income
                        =================   ==============   ===============
Statutory U.S.
   tax rate......        $23,835    35.0%   $27,285  35.0%   $30,215   35.0%
Amount of
   foreign
   income taxes
   in excess of
   U.S. taxes at
   statutory rate.        5,655      8.3      3,274   4.2      2,452    2.8
Loss with no
   benefit........        1,481      2.2        --     --        --     --
Other, net........         (576)     (.9)      (392)  (.5)     1,512    1.8
                        -----------------   --------------   ---------------
                        $30,395     44.6%   $30,167  38.7%   $34,179   39.6%
                        =================   ==============   ===============



     Deferred tax assets and (liabilities) consist of the following at August 31, 2000 and August 31, 1999:




(in thousands)                                                         2000        1999
                                                                    ==========  =========
Pensions..........................................................  $   2,581   $   2,512
Inventory reserves................................................      1,432       2,409
Bad debt reserves.................................................        905         657
Accruals..........................................................      3,419       3,513
Dividends to be received..........................................         --       1,364
Postretirement benefits other than pensions.......................      5,545       4,965
Foreign tax credit carryforwards..................................     15,134       8,129
Alternative minimum tax carryforwards.............................      3,033       2,149
Other.............................................................      2,436       4,966
                                                                    ----------  ----------
Gross deferred tax assets.........................................     34,485      30,664
Valuation allowance...............................................    (15,134)     (8,129)
                                                                    ----------  ----------
Total deferred tax assets.........................................     19,351      22,535
                                                                    ----------  ----------
Depreciation......................................................    (15,099)    (17,315)
Other.............................................................     (1,032)       (214)
                                                                    ----------  ----------
Gross deferred tax liabilities....................................    (16,131)    (17,529)
                                                                    ----------  ----------
                                                                    $   3,220   $   5,006
                                                                    ==========  ==========


     The valuation allowance is for foreign tax credit carryforward benefits which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 2001 to 2005.

     The tax effect of temporary differences included in prepaids was $7,879,000 and $12,633,000 at August 31, 2000 and 1999 respectively. Deferred charges also included $4,521,000 and $3,748,000 from the tax effect of temporary differences at August 31, 2000 and 1999 respectively.

     At August 31, 2000, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $233,131,000 because the Company intends to reinvest these earnings.

NOTE 6 -- PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

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

     Components of the plan obligations and assets, and the recorded liability at August 31, 2000 and 1999 are as follows:

                                                          PENSION BENEFITS         OTHER POST RETIREMENT BENEFITS
                                                   ------------------------------  ------------------------------
                                                        2000            1999            2000            1999
                                                   --------------  --------------  --------------  --------------
Benefit obligation at beginning of year..........  $  (32,635,000) $  (29,100,000) $  (12,506,000) $  (11,284,000)
Service cost.....................................      (1,591,000)     (1,503,000)       (989,000)       (924,000)
Interest cost....................................      (1,929,000)     (1,908,000)       (864,000)       (755,000)
Participant contributions........................        (170,000)       (154,000)             --              --
Actuarial (gain) loss............................       2,202,000      (2,565,000)      3,406,000         301,000
Benefits paid....................................         641,000       1,108,000         223,000         156,000
Translation adjustment...........................       4,235,000       1,487,000              --              --
                                                   --------------  --------------  --------------  --------------
Benefit obligation at end of year................  $  (29,247,000) $  (32,635,000) $  (10,730,000) $  (12,506,000)
                                                   ==============  ==============  ==============  ==============
Fair value of plan assets at beginning of year...  $    8,193,000  $    6,943,000  $           --  $           --
Actual return on assets..........................         797,000       1,008,000              --              --
Employer contributions...........................       1,288,000         913,000         223,000         156,000
Participant contributions........................         170,000         154,000              --              --
Benefits paid....................................        (641,000)       (548,000)       (223,000)       (156,000)
Translation adjustment...........................        (794,000)       (277,000)             --              --
                                                   --------------  --------------  --------------  --------------
Fair value of plan assets at end of year.........  $    9,013,000  $    8,193,000  $           --  $           --
                                                   ==============  ==============  ==============  ==============
Funded Status....................................  $  (20,235,000) $  (24,442,000) $  (10,730,000) $  (12,506,000)
Unrecognized:
  Net liability..................................         968,000       1,296,000              --              --
  Net (gain) loss................................         (69,000)      1,995,000      (4,527,000)     (1,121,000)
  Prior year service cost........................         539,000         552,000        (585,000)       (671,000)
                                                   --------------  --------------  --------------  --------------
Net amount unrecognized..........................  $  (18,797,000) $  (20,599,000) $  (15,842,000) $  (14,298,000)
                                                   ==============  ==============  ==============  ==============
Amounts recognized in the statement of financial
  position consist of:
  Prepaid benefit cost...........................  $       96,000  $           --  $           --  $           --
  Accrued benefit liability......................        (980,000)       (270,000)             --              --
  Intangible asset...............................         741,000       1,360,000              --              --
  Other long term liabilities....................     (19,503,000)    (21,649,000)    (15,842,000)    (14,298,000)
  Deferred income taxes..........................         297,000              --              --              --
  Accumulated other comprehensive income.........         552,000              --              --              --
                                                   --------------  --------------  --------------  --------------
                                                   $  (18,797,000) $  (20,559,000) $  (15,842,000) $  (14,298,000)
                                                   ==============  ==============  ==============  ==============
The components of net periodic benefit cost of the
years ended August 31 are as follows:
Service cost.....................................  $    1,591,000  $    1,503,000  $      989,000  $      924,000
Interest cost....................................       1,929,000       1,908,000         864,000         755,000
Expected return on plan assets...................        (629,000)       (889,000)             --              --
Amortization of transition obligation............         188,000          62,000              --              --
Amortization of prior service cost...............          52,000          53,000         (85,000)        (85,000)
Deferred asset gain..............................              --         441,000              --              --
Recognized net actuarial loss....................         145,000          53,000              --          (1,000)
                                                   --------------  --------------  --------------  --------------
                                                   $    3,276,000  $    3,131,000  $    1,768,000  $    1,593,000
                                                   ==============  ==============  ==============  ==============

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $29,247,000, $20,235,000 and $9,013,000 respectively as of August 31, 2000, $32,635,000, $24,442,000 and
$8,193,000 respectively as of August 31, 1999. The total pension contributions for multiemployer pension plans was $196,000 in 2000, $193,000 in 1999 and $307,000 in 1998.

     Actuarial assumptions used in the calculation of the recorded liability are as follows:


                                             2000     1999
                                             ----     ----
Weighted-average assumptions
as of August 31
     Discount rate.........................  6.4%    6.2%
     Return on pension plan assets.........  8.7%    8.7%
     Rate of compensation increase.........  2.4%    3.0%
     Projected health care cost trend rate.  8.5%    9.5%
     Ultimate health care rate.............  6.0%    6.0%
     Year ultimate health care trend rate
             is achieved...................  2005    2005

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects at August 31, 2000:




                                             One-Percentage-    One-Percentage-
                                             Point increase     Point decrease
                                             ---------------    ---------------
Effect on total of service and
     interest cost components..............     $  249,000       $  (206,000)
Effect on postretirement obligation........     $1,431,000       $(1,253,000)

     The Company has agreements with two current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to two employees or their beneficiaries for a ten-year period. Under these agreements, $1,912,000 is vested and $88,000 will vest over the next year. However, vesting and payments may be accelerated under certain conditions. The Company has provided $180,000 in 2000 and $131,000 in 1999, and 1998 to cover the current cost for such agreements. In connection with such agreements, the Company owns and is the beneficiary of life insurance policies amounting to $2,000,000. The amounts provided are included in other long-term liabilities.

NOTE 7 -- INCENTIVE STOCK PLANS

     Effective in December 1991, the Company adopted the 1991 Stock Incentive Plan and authorized 1,875,000 shares for future grants. In October 1999, the plan was amended to authorize an additional 2,000,000 shares. The 1991 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. The option price of incentive stock options is the fair market value of the common shares on the date of grant. In the case of nonqualified stock options, the Company intends to grant options at fair market value on the date of grant. However, the Plan does provide that the option price may not be less than 50% of the fair market value of the common shares on the date of grant. Stock options may be exercised as determined by the Company, but in no event prior to six months following the date of grant or after the tenth anniversary date of grant. At August 31, 2000, there were 2,024,314 shares available for issuance under the 1991 Plan.

     Effective in October 1992, the Company adopted the 1992 Non-Employee Directors' Stock Option Plan and authorized 125,000 shares for future grants. The 1992 Plan provides for the grant of 1,000 nonqualified stock options to each non-employee director on the first business day of February of each year. The option price is the fair market value of the common shares on the first business day immediately preceding the date of grant. All options become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant of the option. Each option expires five years from the date of grant. At August 31, 2000, there were 92,531 shares available for issuance under the 1992 Plan.

     The following is a summary with respect to option activity for all of the plans:



                                                      Year Ended August 31,
                                        ==================================================
                                                 2000                       1999
                                        -----------------------  -------------------------
                                          Weighted                 Weighted
                                           Shares     Average       Shares      Average
                                           Under      Exercise       Under      Exercise
                                           Option       Price       Option       Price
                                         ---------    --------     ---------    ---------
Outstanding at beginning of year........ 1,311,375      $20.10     1,056,925     $21.59
Granted during the year.................   568,200       12.15       400,600      18.30
Cancelled during the year...............  (233,006)      23.66      (146,150)     25.91
                                         ---------                 ---------
Outstanding at end of year.............. 1,646,569       16.85     1,311,375      20.10
                                         =========                 =========
Exercisable at end of year..............   588,673       19.99       507,645      22.12
                                         =========                 =========

     Under the 1991 Plan, 43,150 shares were granted on July 11, 1996, 67,100 shares were granted on July 8, 1998, 52,800 shares were granted on July 8, 1999 and 79,000 shares were granted on August 30, 2000. The fair market value on the date of grant in 1996 was $23.00 per share, 1998 was $18.91 per share, 1999 was $18.31 per share and in 2000 was $12.13 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Unearned compensation representing the fair market value of the shares at the date of grant is charged to income over the five year vesting period. Compensation expense for restricted stock was $650,000 in 2000, $648,000 in 1999 and $428,000 in 1998.

     The following table summarizes information about options outstanding at August 31, 2000:



                                                   Weighted Average
                                              ---------------------
        Grant     Options        Options      Exercise    Remaining
        Date    Outstanding     Exercisable     Price   Life (Years)
     --------------------------------------------------------------
        7/96      173,900         173,900       23.00       1
        4/97      218,350         163,763       18.50       2
        7/98      282,575         141,288       18.91      2.7
        7/99      379,700          94,925       18.31       4
        8/00      562,200              --       12.13       5
      All other    29,844          14,797       22.02      2.8

     No expense has been charged to income relating to stock options. If the fair value method of accounting for stock options under SFAS 123 had been used, the after tax expense relating to the stock options would have been $761,000 or $.03 per share in 2000, $617,000 or $.02 per share in 1999 and
$405,000 or $.01 per share in 1998. Pro forma net income would have been $36,943,000 in 2000, $47,172,000 in 1999 and $49,738,000 in 1998. The pro
forma amounts listed above do not take into consideration the pro forma compensation expense related to grants made prior to fiscal 1996. The weighted average fair value at the date of grant was $4.01, $5.53, and $5.31 for options granted in 2000, 1999, and 1998.

     Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted average assumptions were used for grants:



                                     Year Ended August 31,
                           =======================================
                               2000           1999         1998
                           -----------     -----------   --------
Expected life (years).....      5               5            5
Interest rate.............  5.9 - 6.7%      4.6 - 5.9%      5.4%
Volatility................     30%             26%           24%
Dividend yield............    1.32%           1.33%         1.25%

NOTE 8 -- EARNINGS PER COMMON SHARE

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

     Under both the basic and diluted earnings per share calculations, reported net income is reduced by preferred dividends of $53,000. The weighted-average number of common shares used is as follows:



                           Year Ended August 31,
                ===========================================
                   2000            1999            1998
                ----------      ----------      ----------
Basic.......... 30,224,433      31,671,768      35,236,098
Diluted........ 30,224,433      31,679,614      35,275,327

     The difference between basic and diluted weighted-average common shares results from the assumed exercise of outstanding stock options and grants of restricted stock, calculated using the treasury stock method.

     The following stock equivalents are not included in the diluted earnings per share calculation because their effects are antidilutive:




                                         Year Ended August 31,
                                =========================================
                                  2000            1999            1998
                                ---------       ---------       ---------
Stock equivalents.............. 1,646,569       1,465,225       1,158,096

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

NOTE 10 -- CUMULATIVE EFFECT OF ACCOUNTING CHANGE

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

NOTE 11 -- LEASES

     Total rental expense was $4,217,000 in 2000, $4,580,000 in 1999 and
$3,398,000 in 1998. The future minimum rental commitments for non-cancelable leases excluding obligations for taxes, insurance, etc. are as follows:



Year ended August 31,               Minimum rental
==================================================
2001                                    $3,168,000
2002                                     2,828,000
2003                                     1,852,000
2004                                       822,000
2005                                       117,000
Later years                                 82,000
                                        ----------
                                        $8,869,000
                                        ==========

NOTE 12 -- SEGMENT INFORMATION

     The Company is engaged in the sale of plastic resins in various forms, which are used, as raw materials by its customers. To identify reportable segments, the Company considered its operating structure and the types of information subject to regular review by executive management. On this basis, the Company operates primarily in two geographic business segments, North America and Europe.

     The North American segment includes operations in the United States, Canada, and Mexico. The Company's European segment includes operations conducted in Belgium, France, Germany, Poland, Hungary, Indonesia, Italy, Spain, Switzerland and the United Kingdom. The accounting policies of each business segment are consistent with those described in the "Summary of Significant Accounting Policies".

     Operating income includes all items except for interest income and expense. North American corporate expenses have not been allocated. Assets of geographic segments represent those assets identified with the operation of each segment.

                                                                       NORTH
(IN THOUSANDS)                                                        AMERICA    EUROPE      OTHER    CONSOLIDATED
                                                                     ---------  ---------  ---------  ------------
AUGUST 31, 2000
Sales to unaffiliated customers....................................  $ 438,482  $ 594,037  $      --   $1,032,519
                                                                     ---------  ---------  ---------   ----------
Gross profit.......................................................  $  61,041  $ 106,121  $      --   $  167,162
                                                                     ---------  ---------  ---------   ----------
Operating income
  (Note 15)........................................................  $  14,429  $  58,336  $      --   $   72,765
Interest expense, net..............................................         --         --     (4,666)      (4,666)
                                                                     ---------  ---------  ---------   ----------
Income before taxes................................................  $  14,429  $  58,336  $  (4,666)  $   68,099
                                                                     =========  =========  =========   ==========
Identifiable assets................................................  $ 297,790  $ 275,100  $      --   $  572,890
                                                                     ---------  ---------  ---------   ----------
Depreciation expense...............................................  $  13,141  $   8,444  $      --   $   21,585
                                                                     ---------  ---------  ---------   ----------
Capital expenditures...............................................  $  16,416  $  16,036  $      --   $   32,452
                                                                     ---------  ---------  ---------   ----------
AUGUST 31, 1999
Sales to unaffiliated customers....................................  $ 424,133  $ 561,490  $      --   $  985,623
                                                                     ---------  ---------  ---------   ----------
Gross profit.......................................................  $  68,006  $ 112,587  $      --   $  180,593
                                                                     ---------  ---------  ---------   ----------
Operating income...................................................  $  17,145  $  62,696  $      --   $   79,841

Interest expense, net..............................................         --         --     (1,885)      (1,885)

Income before taxes................................................  $  17,145  $  62,696  $  (1,885)  $   77,956
                                                                     =========  =========  =========   ==========
Identifiable assets................................................  $ 289,459  $ 303,841  $  (1,773)  $  591,527
                                                                     ---------  ---------  ---------   ----------
Depreciation expense...............................................  $  13,148  $   7,625  $      --   $   20,773
                                                                     ---------  ---------  ---------   ----------
Capital expenditures...............................................  $  16,155  $  18,927  $      --   $   35,082
                                                                     ---------  ---------  ---------   ----------
AUGUST 31, 1998
Sales to unaffiliated customers....................................  $ 421,188  $ 572,206  $      --   $  993,394
                                                                     ---------  ---------  ---------   ----------
Gross profit.......................................................  $  65,388  $ 104,150  $      --   $  169,538
                                                                     ---------  ---------  ---------   ----------
Operating income...................................................  $  20,845  $  64,592  $      --   $   85,437

Interest income, net...............................................         --         --        892          892
                                                                     ---------  ---------  ---------   ----------
Income before taxes and cummulative effect of an accounting
  change...........................................................  $  20,845  $  64,592  $     892   $   86,329
                                                                     =========  =========  =========   ==========
Identifiable assets................................................  $ 272,198  $ 290,884  $  (1,162)  $  561,920
                                                                     ---------  ---------  ---------   ----------
Depreciation expense...............................................  $  11,203  $   6,614  $      --   $   17,817
                                                                     ---------  ---------  ---------   ----------
Capital expenditures...............................................  $  17,520  $  13,467  $      --   $   30,987
                                                                     ---------  ---------  ---------   ----------

  Below is a summary of sales point of origin and assets by location:



(in thousands)                   2000            1999             1998
                              ----------       ---------        ---------
Net Sales
     United States........    $  350,717        $336,792        $346,370
     Germany..............       264,557         256,035         283,288
     Other International..       417,245         392,796         363,736
                              ----------        --------        --------
                              $1,032,519        $985,623        $993,394
                              ==========        ========        ========
Long Lived Assets
     United States........    $   79,846        $ 80,966        $ 80,009
     Other International..        80,065          79,377          68,174
                              ----------        --------        --------
                              $  159,911        $160,343        $148,183
                              ==========        ========        ========

NOTE 13 -- CONTINGENCIES

     The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company's financial condition.

NOTE 14 -- QUARTERLY FINANCIAL HIGHLIGHTS (UNAUDITED)

  (In thousands, except per share data)


                                  Quarter ended                         Year ended
                        ----------------------------------------------  -----------
                        Nov. 30,      Feb. 29,     May 31,    Aug. 31,    Aug. 31,
                          1999         2000         2000        2000        2000
                        ==============================================  ===========
Net Sales...........    $273,685     $248,088     $275,265    $235,481   $1,032,519
Gross Profit........      46,877       40,931       42,586      36,769      167,163
Net Income..........      11,942        9,734        9,352       6,676       37,704
Basic and Diluted
 Earnings Per
 Share of
 Common Stock.......        $.38         $.32         $.32        $.23        $1.25

     Net income for the quarter ended November 30, 1999 included a one-time gain of $787,000 or $.02 per share from the settlement of an insurance claim resulting from equipment problems at one of the North American manufacturing facilities. Net income for the quarter ended February 29, 2000 included $1,748,000 or $.05 per share from demutualization of an insurance company.

                                              Quarter ended                            Year ended
                        ---------------------------------------------------------      ----------
                        Nov. 30,         Feb. 28,        May 31,        Aug. 31,        Aug. 31,
                          1998             1999           1999            1999            1999
                        =========================================================      ==========
Net Sales..........     $258,646        $235,198        $250,450        $241,329         $985,623
Gross Profit.......       49,450          39,492          45,264          46,387          180,593
Net Income.........       12,818           8,640          11,297          15,034           47,789
Basic and Diluted
 Earnings Per
 Share of
 Common Stock......         $.40            $.27            $.36            $.48            $1.51

NOTE 15 - INTEREST AND OTHER INCOME

     Interest and other income for the year ended August 31, 2000, includes $2,689,000 in North America from consideration received due to the demutualization of an insurance carrier and $1,211,000 from the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 or $.07 per share related to these events.

NOTE 16 - SUBSEQUENT EVENTS

     In October 2000, the Company announced its intention to terminate manufacturing at its plant in Akron, Ohio. The plant employs 91 hourly and 38 salaried workers. The plan provides for termination in approximately 90 days. The Company plans to utilize the building for product sampling and as a warehousing and logistics center.

     A combination of plastics industry economic and financial factors led to the decision to end manufacturing at this facility. These factors include increased margin pressures and lower- than-expected customer demand for products produced at the plant. The Akron plant is the oldest and one of the Company's most expensive facilities to operate among the six plants in the United States. The Company has available manufacturing capacity at other A. Schulman plants. Production of the Akron plant's compounds that are used in the film, packaging and rotational molding markets are being transferred to those other manufacturing facilities.

A. Schulman, Inc.

Report of Independent Accountants


------------------------------------------------------------------------------
PRICEWATERHOUSECOOPERS [LOGO]



To the Board of Directors and Stockholders of A. Schulman, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the over-all financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP


Cleveland, Ohio
October 19, 2000

A. Schulman, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
2000

     Net sales for 2000 were $1,032.5 million or 4.8% higher than 1999 sales of $985.6 million. A comparison of net sales is as follows:

                                      (In Thousands)
                        ==========       =======================
                           2000           1999          Increase
North America.....      $  438,482       $424,133        $14,349
Europe............         594,037        561,490         32,547
                        ----------       --------        -------
                        $1,032,519       $985,623        $46,896
                        ==========       ========        =======

     The translation effect from primarily, the weaker Euro, decreased 2000 sales by $71.4 million.

     Worldwide tonnage was 3.4% higher than in 1999. Tonnage was up 5.3% in Europe and down approximately 1% in North America. Tonnage in manufacturing was up approximately 9% for the year. A new manufacturing line in France, which commenced operation in the final quarter of 1999, was the major reason for the increase in tonnage.

     Gross profit margins on sales were 16.2% in 2000 and 18.3% in 1999. A comparison of gross profit is as follows:

                                          (In Thousands)
                         ===============      ==============================
                                2000                  1999        (Decrease)
North America.....       $ 61,041  13.9%      $ 68,006   16.0%     $ (6,965)
Europe............        106,112  17.9%       112,587   20.1%       (6,475)
                         ---------------      ------------------------------
                         $167,153  16.2%      $180,593   18.3%     $(13,440)
                         ===============      ==============================

     The decrease in gross profit margins in 2000 were due to the higher cost of plastic resins and competitive price pressures.

     A comparison of capacity utilization levels is as follows:

                                          Increase
                        2000     1999    (Decrease)
North America.....      86%      81%        6%
Europe............      86%      88%       (2%)
Worldwide.........      86%      84%        2%

     The increase in North American capacity utilization was mainly due to the removal of manufacturing lines in Nashville, Tennessee, Bellevue, Ohio and Orange, Texas. These lines represented 38 million pounds of North American manufacturing capacity. European utilization declined, primarily due to the first year of operation of a new large manufacturing line in Givet, France. This line has an annual capacity of 60 million pounds.

     Selling, general and administrative expenses decreased $1.4 million in 2000. The translation effect from primarily the weak Euro, decreased these expenses by $6.4 million. This more than offset higher compensation costs and other increases in expenses.

     Interest expense was up in 2000 due to increased levels of borrowing and higher interest rates.

     Foreign currency transaction gains were primarily due to changes in the value of currencies in major areas where the Company operates. The major currencies are the U.S. dollar, Euro, U.K. pound sterling, Canadian dollar and Mexican peso.

     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

     Interest and other income for the year ended August 31, 2000, includes $2,689,000 in North America from consideration received due to the demutualization of an insurance carrier and $1,211,000 from the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 or $.07 per share related to these events.

     The effective tax rate was 44.6% in 2000 and 38.7% in 1999. The 2000 tax rate was higher primarily because the Company was unable to utilize anticipated tax benefits, primarily foreign tax credits.

     The strengthening in the value of the U.S. dollar primarily resulting from the weaker Euro, decreased net income by approximately $4.2 million or $.14 per share in 2000.

     North American operating income was down for the year because of a reduction in gross profits of $7.0 million, and a $2.0 million increase in selling, general and administrative expense.

     In October 2000, the Company announced its intention to terminate manufacturing at its plant in Akron, Ohio. The plant employs 91 hourly and 38 salaried workers. The plan provides for termination in approximately 90 days. The Company plans to utilize the building for product sampling and as a warehousing and logistics center.

     A combination of plastics industry economic and financial factors led to the decision to end manufacturing at this facility. These factors include increased margin pressures and lower-than-expected customer demand for products produced at the plant. The Akron plant is the oldest and one of the Company's most expensive facilities to operate among the six plants in the United States. The Company has available manufacturing capacity at other A. Schulman plants. Production of the Akron plant's compounds that are used in the film, packaging and rotational molding markets are being transferred to those other manufacturing facilities.

     European operating income decreased $4.4 million in 2000. Sales in Europe were up $32.6 million due to 5.3% tonnage increase and higher sales prices from increased costs of plastic resins. The adverse effects of translation reduced sales by approximately $73.8 million. European gross profit declined $6.5 million from 1999. Selling, general and administrative expenses in Europe were down $3.4 million over the previous year primarily due to the effects of the translation.

     Currently, the Company has a good level of orders, especially in Europe. However, there are a number of signs that economic activity may be slowing, which will make it difficult to achieve the level of earnings projected in its financial plan. The months ahead will provide continuing challenges. The Company anticipates more margin pressures, further softening in demand and no significant improvement in the Euro.

1999

     Net sales for 1999 were $985.6 million or 0.8% lower than 1998 sales of $993.4 million. A comparison of net sales is as follows:

                                  (In Thousands)
                        ========    =====================
                                                 Increase
                          1999        1998      (Decrease)
North America.....      $424,133    $421,188     $  2,945
Europe............       561,490     572,206      (10,716)
                        --------    ---------------------
                        $985,623    $993,394     $ (7,771)
                        ========    =====================

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

     Gross profit margins on sales were 18.3% in 1999 and 17.1% in 1998. A comparison of gross profit is as follows:

                                         (In Thousands)
                         ===============    ==========================
                                1999               1998       Increase
North America.....       $ 68,006  16.0%    $ 65,388  15.5%    $ 2,618
Europe............        112,587  20.1%     104,150  18.2%      8,437
                         ---------------    --------------------------
                         $180,593  18.3%    $169,538  17.1%    $11,055
                         ===============    ==========================

     The improvement in gross profit margins in 1999 was achieved despite a lower level of capacity utilization. The better margins were primarily due to improving trends in resin prices. Utilization was down in Europe, mainly due to the startup of a new large manufacturing line in the Givet, France operation. Utilization in North America declined due to additional capacity in the Canadian and Mexican facilities as well as equipment problems at a Texas tolling facility during the fourth quarter. A comparison of capacity utilization levels is as follows:

                        1999     1998    (Decrease)
North America.....      81%      86%        (6%)
Europe............      88%      96%        (8%)
Worldwide.........      84%      90%        (7%)

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

     North American income before taxes was down $3.7 million for the year. Volume in North America was down approximately 1%, but higher operating expenses offset an improvement in gross profit and margins.

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

     The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the "accumulated other comprehensive income" account in stockholders' equity. During the 2000 fiscal year the strengthening of the U.S. dollar decreased this account by approximately $30.3 million.

     The following represent key measurements of the capital structure and profitability of the Company:

                                                       (Dollars in Thousands
                                                       except per share data)
                                                ========    ======================
                                                  2000         1999         1998
Net worth...................................    $323,461     $356,246     $366,271
Book value per common share.................    $  10.99     $  11.41     $  10.97
Ratio of long-term liabilities to capital...       27.6%        22.4%        17.1%
Return on average net worth.................       11.1%        13.2%        13.2%
Net income as a percentage of sales.........        3.7%         4.8%         5.0%

     The ratio of long-term liabilities to capital is computed by dividing long-term debt and other long-term liabilities by the sum of total stockholders' equity plus long-term debt and other long-term liabilities. This ratio was higher in 2000 primarily due to a $18.6 million increase in the outstanding debt resulting from the Company's stock repurchase program, capital expenditures and dividends.

     The return on average net worth is computed by dividing net income by the average of the total common stockholders' equity during the year.

     During 1999, the Company repurchased 1,799,000 shares of its common stock for $24,100,000. Approximately 1.9 million shares remain under a six million-share authorization approved by the Board of Directors in August 1998. Subject to market conditions, the company intends to continue repurchasing its common stock in 2001.

     Working capital and the current ratio are as follows:

                                   (In Thousands)
                          ========   =====================
                            2000       1999         1998
Working capital........   $277,206   $290,280     $288,300
Current ratio..........      3.5:1      3.5:1        3.7:1

     Accounts receivable increased $2.2 million since August 31, 1999, primarily due to price increases implemented to partially offset higher raw material costs. The number of days sales in accounts receivable improved to 57 days at August 31, 2000 compared with 59 days at August 31, 1999. The days sales outstanding ratio is computed by dividing the ending accounts receivable balance by the average daily net sales for the year.

     During 2000, the Company expended $32 million for fixed assets. These expenditures included the July 2000 acquisition of a manufacturing facility in Milan, Italy. This facility, with an annual capacity of approximately 25 million pounds, cost $5.6 million and provides the capability to increase value added sales in Italy. A new line was installed in the Nashville, Tennessee location and commenced production in September 2000. Two other manufacturing lines were under construction during the year ended August 31, 2000, one in the Company's Mexican facility and one at the Sunprene Company, a joint venture. Both lines are expected to be completed and commence production in the spring of 2001.

     The Company has a revolving credit agreement, which provides for borrowings up to $100 million through August 14, 2002. At August 31, 2000, $32.0 million was outstanding under this facility. On August 17, 1999, the Company completed a private placement agreement for $50,000,000 of Senior Notes with an interest rate of 7.27% due in 2009. Also, short-term lines of credit are maintained with various domestic and foreign banks. The unused commitment under these lines was $44.4 million at August 31, 2000.

     The Company's unfunded pension liability is approximately $20.2 million at August 31, 2000 and primarily relates to the plan maintained by the Company's German subsidiary. Under such plans, there is no separate vehicle to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

     The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company's exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company estimates that a 10% change in foreign exchange rates at August 31, 2000 would have changed the fair value of the contracts by approximately $0.5 million. Changes in the fair value of forward exchange contracts are substantially offset by changes in the fair value of the hedged positions. The Company does not hold or issue financial instruments for trading purposes or utilize any other types of derivative instruments.

     On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for the Company beginning September 1, 2000. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position.

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

A. Schulman, Inc.

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL DATA
(In thousands, except per share data)

                                                                                              Year Ended August 31,
                                                                  ============     ===========================================
                                                                        2000             1999           1998            1997
Net sales .....................................................   $  1,032,519     $    985,623   $    993,394    $    996,376
Interest and other income .....................................          6,703(1)         2,712          3,072           4,998
                                                                  ------------     ------------   ------------    ------------
                                                                     1,039,222          988,335        996,466       1,001,374
                                                                  ------------     ------------   ------------    ------------
Cost of sales .................................................        865,357          805,030        823,856         833,345
Other costs, expenses, etc. ...................................        105,766          105,349         86,281          81,747
                                                                  ------------     ------------   ------------    ------------
                                                                       971,123          910,379        910,137         915,092
                                                                  ------------     ------------   ------------    ------------
Income before taxes and cumulative effect of accounting changes         68,099           77,956         86,329          86,282
Provision for U.S. and foreign income taxes ...................         30,395           30,167         34,179          35,538
                                                                  ------------     ------------   ------------    ------------
Income before cumulative effect of accounting changes .........         37,704           47,789         52,150          50,744
Cumulative effect of accounting changes (2) (3) ...............           --               --           (2,007)             --
                                                                  ------------     ------------   ------------    ------------
Net income ....................................................   $     37,704     $     47,789   $     50,143    $     50,744
                                                                  ============     ===========================================
Total assets ..................................................   $    572,890     $    591,527   $    561,920    $    562,945
Long-term debt ................................................   $     83,638     $     65,000   $     40,000    $     12,009
Total stockholders' equity ....................................   $    323,461     $    356,246   $    366,271    $    393,401
Average number of common shares outstanding,
    net of treasury shares:

       Basic ..................................................     30,224,433       31,671,768     35,236,098      37,125,345
       Diluted ................................................     30,224,433       31,679,614     35,275,327      37,149,595
Diluted earnings per share:

       Before cumulative effect of accounting changes .........   $       1.25     $       1.51   $       1.48    $       1.37
       Cumulative effect of accounting changes (2) (3) ........           --               --     $      (0.06)             --
       Net income .............................................   $       1.25     $       1.51   $       1.42    $       1.37
Cash dividends per common share ...............................   $        .53     $        .49   $        .45    $        .41
Book value per common share ...................................   $      10.99     $      11.41   $      10.97    $      10.83


                                                                                              Year Ended August 31,
                                                                  ============================================================
                                                                         1996            1995          1994             1993
Net sales .....................................................   $    976,694     $  1,027,458   $    748,778    $    685,112
Interest and other income .....................................          6,075            7,099          7,456           8,103
                                                                  ------------     ------------   ------------    ------------
                                                                       982,769        1,034,557        756,234         693,215
                                                                  ------------     ------------   ------------    ------------
Cost of sales .................................................        826,076          863,409        617,855         565,284
Other costs, expenses, etc ....................................         85,721           81,336         67,939          65,480
                                                                  ------------     ------------   ------------    ------------
                                                                       911,797          944,745        685,794         630,764
                                                                  ------------     ------------   ------------    ------------
Income before taxes and cumulative effect of accounting changes         70,972           89,812         70,440          62,451
Provision for U.S. and foreign income taxes ...................         28,795           36,194         25,869          23,544
                                                                  ------------     ------------   ------------    ------------
Income before cumulative effect of accounting changes .........         42,177           53,618         44,571          38,907
Cumulative effect of accounting changes (2) (3) ...............           --               --             --            (2,169)
                                                                  ------------     ------------   ------------    ------------
Net income ....................................................   $     42,177     $     53,618   $     44,571    $     36,738
                                                                  ============================================================
Total assets ..................................................   $    623,378     $    647,166   $    510,419    $    407,865
Long-term debt ................................................   $     40,054     $     75,096   $     23,126    $     10,149
Total stockholders' equity ....................................   $    433,110     $    405,218   $    345,919    $    294,209
Average number of common shares outstanding,
    net of treasury shares:

       Basic ..................................................     37,584,561       37,544,408     37,438,118      37,325,547
       Diluted ................................................     37,591,747       37,703,820     37,540,391      37,411,527
Diluted earnings per share:

       Before cumulative effect of accounting changes .........   $       1.12     $       1.42   $       1.19    $       1.04
       Cumulative effect of accounting changes (2) (3) ........           --               --             --      $      (0.06)
       Net income .............................................   $       1.12     $       1.42   $       1.19    $        .98
Cash dividends per common share ...............................   $        .37     $        .33   $       .286    $       .248
Book value per common share ...................................   $      11.43     $      10.75   $       9.21    $       7.84



                                                                              Year Ended August 31,
                                                                  ==============================================
                                                                       1992           1991                1990
Net sales .....................................................   $    732,170   $    736,007       $    678,644
Interest and other income .....................................          6,778          4,083              2,409
                                                                  ------------   ------------       ------------
                                                                      738,948         740,090            681,053
                                                                  ------------   ------------       ------------
Cost of sales .................................................        599,009        614,001            566,872
Other costs, expenses, etc ....................................         66,838         55,876             50,644
                                                                  ------------   ------------       ------------
                                                                       665,847        669,877            617,516
                                                                  ------------   ------------       ------------
Income before taxes and cumulative effect of accounting changes         73,101         70,213             63,537
Provision for U.S. and foreign income taxes ...................         29,341         27,864             27,441
                                                                  ------------   ------------       ------------
Income before cumulative effect of accounting changes .........         43,760         42,349             36,096
Cumulative effect of accounting changes (2) (3) ...............           --             --                 --
                                                                  ------------   ------------       ------------
Net income ....................................................   $     43,760   $     42,349(4)    $     36,096
                                                                  ==============================================
Total assets ..................................................   $    427,966   $    344,273       $    328,210
Long-term debt ................................................   $     10,108   $      9,000       $      7,000
Total stockholders' equity ....................................   $    307,576   $    232,567       $    223,973
Average number of common shares outstanding,
    net of treasury shares:

       Basic ..................................................     37,024,548     36,963,010         37,699,043
       Diluted ................................................     37,340,053     37,239,413         37,927,662
Diluted earnings per share:

       Before cumulative effect of accounting changes .........   $       1.17   $       1.14       $        .95
       Cumulative effect of accounting changes (2) (3) ........             --             --                 --
       Net income .............................................   $       1.17   $       1.14(4)    $        .95
Cash dividends per common share ...............................   $       .216   $       .186       $       .153
Book value per common share ...................................   $       8.26   $       6.26       $       5.91



(1) Includes $3,900,000 in North America from consideration received due to the demutualization of an insurance carrier and the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 or $.07 per share related to these events.

(2) Effective September 1, 1992, the Company adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS 109, "Accounting for Income Taxes."

(3) On November 20,1997, The FASB Emerging Issues Task Force issued a new ruling which requires the write-off of business process re-engineering costs. Accordingly, $3,237,000 of such costs capitalized as of August 31, 1997 were written off in the quarter ending November 30, 1997. This write-off, net of income taxes, amounted to $2,007,000 or $.06 per common share and was accounted for as a change in accounting.

(4) Includes a gain of $887,000 or $.02 per share from life insurance proceeds and a tax benefit of $945,000 or $.03 per share from a new U.S./German tax treaty. This tax benefit included $466,000 or $.01 per share applicable to 1990 and $479,000 or $.01 per share applicable to prior years.

CORPORATE HEADQUARTERS
3550 West Market Street
Akron, Ohio 44333
(330) 666-3751
www.aschulman.com

ANNUAL MEETING
of Stockholders will be held on
Thursday, December 7, 2000,
at 10 AM E.S.T., at the Hilton Inn West
3180 West Market Street
Akron, Ohio 44333

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

Write:

Robert A. Stefanko,
Chairman and Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

A. SCHULMAN, INC.



THE BOARD OF DIRECTORS                        EXECUTIVE OFFICERS                        CORPORATE HEADQUARTERS


ROBERT A. STEFANKO                            TERRY L. HAINES                           A. SCHULMAN, INC.
Chairman                                      President and Chief Executive Officer     3550 West Market Street
                                                                                        Akron, OH  44333
TERRY L. HAINES                               ROBERT A. STEFANKO                        (330) 666-3751
President and Chief Executive Officer         Chairman, Chief Financial Officer
                                              and Treasurer
DR. PEGGY GORDON ELLIOTT                                                                DOMESTIC OFFICES
President, South Dakota State University      GORDON L. TRIMMER
                                              Vice President --                         INTERNATIONAL AUTOMOTIVE
JOSEPH M. GINGO                               North American Sales and Marketing        MARKETING CENTER
Senior Vice President,                                                                  2100 East Maple Road
Technology and Global Products Planning,      ALAIN C. ADAM                             Birmingham, MI  48009-6524
The Goodyear Tire and Rubber Company          Vice President --                         (248) 643-6100
                                              International Automotive Operations
WILLARD R. HOLLAND                                                                      SOUTHEAST REGIONAL SALES OFFICE
Former Chairman                               JOHN M. MYLES                             7029 Albert Pick Road, Suite 101
FirstEnergy Corp.                             Vice President --                         Greensboro, NC  27409
                                              North American Purchasing                 (336) 668-8081
JAMES A. KARMAN
Vice Chairman, RPM, Inc.                      RONALD G. ANDRES                          MIDWEST REGIONAL SALES OFFICE
                                              Vice President --                         Embassy Plaza
JAMES S. MARLEN                               North American Manufacturing              1933 N. Meacham Road, Suite 500
Chairman, President and                                                                 Schaumburg, IL 60173
Chief Executive Officer,                      DR. RENGARAJAN RAMESH                     (847) 397-3973
Ameron International Corporation              Vice President -- Technology
                                                                                        WESTERN REGIONAL SALES OFFICE
ALAN L. OCKENE                                JAMES H. BERICK                           600 South Lake Avenue, Suite 506
Former President and                          Secretary                                 Pasadena, CA  91106
Chief Executive Officer,                                                                (626) 792-0053
General Tire, Inc.                            EUROPEAN OPERATIONS

DR. PAUL CRAIG ROBERTS                                                                  TECHNOLOGY CENTERS
Chairman,                                     RENE C. ROMBOUTS
The Institute for Political Economy           General Manager -- Europe                 A. SCHULMAN INC.
                                                                                        Product Technology Center
RENE C. ROMBOUTS                              GERALD M. WEINBERGER                      1183 Home Avenue
General Manager-Europe                        Managing Director -- Germany              Akron, Ohio  44310
                                                                                        (330) 630-3315
JOHN B. YASINSKY                              OTTO H. BRUDER
Chairman and Chief Executive Officer,         Managing Director -- France               A. SCHULMAN INC.
OMNOVA Solutions, Inc.                                                                  Color Technology Center
                                              RITSON D. GILLINGS                        1475 Wolf Creek Trail
                                              Managing Director -- United Kingdom       Sharon Center, Ohio  44274
                                                                                        (330) 239-0101

A. SCHULMAN, INC.



FOREIGN OFFICES                              BARCELONA, SPAIN                                NASHVILLE, TENNESSEE 37211-3333
                                             BCIN - Pol. Ind Les Guixeres s/n                481 Allied Drive
                                             08915 Barcelona                                 (615) 333-3453
WURSELEN, GERMANY                            34-93-464-8043
A. Schulman Europe GmbH                                                                      ORANGE, TEXAS 77632
Monnetstrasse 7                              MISSISSAUGA, ONTARIO, CANADA                    Texas Polymer Services, Inc.
52146 Wurselen                               L5R 3G5                                         6522 Interstate Highway 10 West
49-2405-45270                                A. Schulman Canada Ltd.                         (409) 883-4331
                                             5770 Hurontario Street, Suite 602
BORNEM, BELGIUM                              (905) 568-8470                                  BORNEM, BELGIUM
N.V.A. Schulman Plastics, S.A.                                                               N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25                          MEXICO CITY, MEXICO                             Pedro Colomalaan 25
Industriepark                                A. Schulman de Mexico, S.A. de C.V.             Industriepark
2880 Bornem                                  Manuel E. Izaguirre #13                         2880 Bornem
32-3-890-4211                                Despacho 304 - Ciudad Satelite                  32-3-890-4211
                                             Naucalpan, Edo. de Mexico 53100
KERPEN, GERMANY                              (525) 393-1216                                  KERPEN, GERMANY
A. Schulman GmbH                                                                             A. Schulman GmbH
Huttenstra(beta)e 211                        MONTERREY, MEXICO                               Huttenstra(beta)e 211
50170 Kerpen                                 A. Schulman de Mexico, S.A. de C.V.             50170 Kerpen
49-2273-5610                                 Avenida Lazaro Cardenas 2400 PTE                49-2273-5610
                                             Condominio los Soles Office PB -- 17
PARIS, FRANCE                                Colonia Reas San Agustin                        CRUMLIN, SOUTH WALES (U.K.)
A. Schulman, S.A./                           San Pedro Garza Garcia, N.L. Mexico 66220       A. Schulman Inc. Limited
Diffusion Plastique                          (528) 363-5072                                  Croespenmaen Industrial Estate
Immeuble Dynasteur                                                                           Crumlin, Newport
10/12 rue Andras Beck                        SAN LUIS POTOSI, MEXICO                         Gwent NP1 4AG
92360 Meudon-la-Foret                        A. Schulman de Mexico, S.A. de C.V.             44-1495-244090
33-1-4107-7500                               Avenida CFE, 730
                                             Entre Eje 134 y Eje 136                         GIVET, FRANCE
CRUMLIN, SOUTH WALES (U.K.)                  Zona Industrial del Potosi                      A. Schulman Plastics S.A.
A. Schulman Inc. Limited                     San Luis Potosi, S.L.P. 78090                   Rue Alex Schulman
Croespenmaen Industrial Estate               (524) 824-0708                                  08600 Givet
Crumlin, Newport                                                                             33-24-427161
Gwent NP1 4AG
44-1495-244090                                                                               GORLA MAGGIORE, ITALY
                                             REPRESENTATIVE OFFICES                          A. Schulman Plastics S.p.A.
ZURICH, SWITZERLAND                                                                          Via Baragiola 6
A. Schulman AG                                                                               21050 Gorla Maggiore (VA)
Kernstra(beta)e 10                           KUALA LUMPUR, MALAYSIA                          39-0331-60-35-47
8004 Zurich                                  A. Schulman Plastics NV
41-1-241-6030                                Representative Office                           EAST JAVA, INDONESIA
                                             Level 36, Menara Lion 165                       PT A. Schulman Plastics
WARSAW, POLAND                               Jalan Ampang                                    Desa Ngerong - Gempol
A. Schulman Polska Sp. z o.o.                50450 Kuala Lumpur                              Kab. Pasuruan
ul. Instalatorow 9                           60-3-651-74-60                                  62-343-854-232
02-237 Warsaw
48-22-868-2682                                                                               ST. THOMAS, ONTARIO, CANADA
                                                                                             N5P 3Z5
BUDAPEST, HUNGARY                            PLANTS                                          A. Schulman Canada Ltd.
A. Schulman Hungary Kft.                                                                     400 S. Edgeware Road
XI. Bezirk, Bartfai u. 54                                                                    (519) 633-3451
1115 Budapest                                AKRON, OHIO 44310
36-1-203-4264                                790 E. Tallmadge Ave.                           SAN LUIS POTOSI, MEXICO
                                             (330) 633-8164                                  A. Schulman de Mexico, S.A. de C.V.
PRAGUE, CZECH REPUBLIC                                                                       Avenida CFE, 730
A. Schulman GmbH                             BELLEVUE, OHIO 44811                            Entre Eje 134 y Eje 136
Branch Prague                                350 North Buckeye Street                        Zona Industrial del Potosi
Jeremenkova 43                               (419) 483-2931                                  San Luis Potosi, S.L.P. 78090
14700 Prague 4                                                                               (524) 824-0708
420-2-61090100                               ORANGE, TEXAS 77630
                                             (Dispersion Plant)
MILAN, ITALY                                 3007 Burnett
A. Schulman Plastics, S.p.A.                 (409) 883-9371
Via Siviglia, 11
20093 Cologno Monzese (Mi)                   SHARON CENTER, OHIO 44274
39-02-25-391-912                             (Specialty Compounding Division)
                                             1475 Wolf Creek Trail
                                             (330) 239-0101

                   [LOGO -Registered Trademark- A.SCHULMAN]

           3550 WEST MARKET STREET, AKRON, OHIO 44333 - 330/666-3751
                               www.aschluman.com