Form 10-K, Exhibit 13
period 2002-08-31
SCHULMAN A INC
filed 2002-11-27
CIK 87565

Exhibit 13

[A. SCHULMAN LOGO]

2002 ANNUAL REPORT

Traditional Values
     State-of-the-Art Solutions

About the Company

     A. Schulman Inc. is a leading international supplier of high-performance plastic compounds and resins, which are used as a raw material by the Company’s customers. The Company’s principal product lines consist of proprietary and custom-formulated engineered plastic compounds, color concentrates and additives that improve the appearance and performance of plastics in a number of specialized applications.

     End-use markets include agriculture; appliances; electronics and telecommunications; automotive/transportation; building/construction; general film, fiber and packaging; furniture and housewares; lawn and garden; medical/hygiene; sports and leisure; toys; and a variety of other industrial and consumer products.

     A. Schulman has technology centers in North America and Europe devoted to new product development and color research. The Company’s manufacturing facilities have their own product testing and quality control laboratories to ensure timely delivery of high-quality products to A. Schulman’s global customer base.

     Headquartered in Akron, Ohio, A. Schulman employs approximately 2,400 people and has 13 manufacturing facilities in North America, Europe and the Asia-Pacific region. A. Schulman stock is quoted through the NASDAQ National Market System (Symbol: SHLM).

ABOUT THE THEME

     A. Schulman offers a unique combination of Traditional Values and State-of-the-Art Solutions. Our strong commitment to profitable growth, fiscal responsibility and conservative management of the business provides us with the cash flow and resources necessary to invest in technology and rapidly develop and bring to market innovative, high-performance polymer products worldwide.

[PHOTO OF ROWS OF TOMATO PLANTS COVERED BY VARIOUS COLORS OF PLASTIC MULCH]
A growing part of A. Schulman’s business is agricultural applications, which demonstrate the Company’s capabilities in concentrates, color technology and environment-friendly products. In this photo: Various colors of plastic mulch are used to aid tomato growth and flavor, and improve nutrient content — all without negatively impacting the environment.

A. Schulman, Inc.
Financial Highlights

	Year Ended August 31,

	2002	2001	2000

Net sales	$966,593,000	$975,221,000	$1,032,519,000
Net income(1)(2)	$32,154,000	$12,692,000	$37,704,000
Diluted earnings per share(1)(2)	$1.08	$0.43	$1.25
Capital expenditures	$26,765,000	$33,374,000	$32,452,000
Long-term debt and other non-current liabilities	$124,509,000	$144,657,000	$123,086,000
Long-term liabilities to capital	25.9%	31.0%	27.6%
Stockholders’ equity	$356,361,000	$322,079,000	$323,461,000
Book value per common share	$12.08	$10.99	$10.99
Number of stockholders of record	674	763	822
Cash dividends per share
1st Quarter	$.135	$.135	$.125
2nd Quarter	.135	.135	.135
3rd Quarter	.135	.135	.135
4th Quarter	.135	.135	.135

	$.540	$.540	$.530

Common stock price range	High - Low	High - Low	High - Low

1st Quarter	$13.92 - 8.98	$12.63 - 8.94	$19.00 - 14.44
2nd Quarter	18.70 - 12.59	14.00 - 9.25	16.88 - 12.19
3rd Quarter	24.78 - 16.87	13.20 - 10.55	14.38 - 11.13
4th Quarter	$22.12 - 16.63	$14.43 - 11.45	$13.13 - 10.63

(1)	Year ended August 31, 2001 includes a charge of $4,635,000 or $.16 per share related to the cost of Akron, Ohio plant closure.

(2)	Year ended August 31, 2000 includes income of $2,535,000 or $.07 per share from demutualization of an insurance company and the settlement of an insurance claim resulting from equipment problems at a North American facility.

To Our Stockholders:	[PHOTO OF TERRY L. HAINES AND ROBERT A. STEFANKO]

TERRY L. HAINES AND ROBERT A. STEFANKO AT THE NORTH AMERICAN CUSTOMER SALES SUPPORT CENTER IN AKRON, OHIO.

     We are pleased to report a significant improvement in earnings during the 2002 fiscal year. We saw the positive results of our actions over the last few years. We have rationalized product lines, consolidated manufacturing of certain products and maintained control of our expenditures. Our business systems are providing benefits and serving our customers on a timely and efficient basis throughout the world.

     Traditional values are important to all of us. Over the years, A. Schulman, Inc. has established a reputation for its fiscal responsibility, conservative management style, profitability and strong financial position. Equally important is our approach to state-of-the-art solutions for customers throughout the world. We have continued to invest in technology and new product development.

     We believe this focus on traditional values and state-of-the-art solutions will enable us to achieve continuing success in today’s extremely competitive marketplace.

OVERVIEW OF FINANCIAL RESULTS

     Net income for the fiscal year ended August 31, 2002 was $32,154,000 or $1.08 per share on a diluted basis compared with earnings of $12,692,000 or $.43 per share for fiscal 2001. Last year’s earnings included a charge of $4,635,000 or $.16 per share for the costs of closing our Akron, Ohio manufacturing facility.

     Sales for the year were $966.6 million compared with sales of $975.2 million for fiscal 2001. Tonnage increased 3.2% for the year and the translation effect of foreign currencies increased sales by $15.9 million or 1.6%. However, these increases were more than offset by lower prices and changes in product mix, which reduced sales by 5.7%.

     Net income for the fiscal 2002 fourth quarter ended August 31, 2002 was $10,783,000 or $.36 per share on a diluted basis compared with earnings of $5,511,000 or $.19 per share for the same quarter last year.

     It is gratifying that despite the difficulties in the current economic environment, there was a significant improvement in earnings for the final quarter of fiscal 2002, as well as the full year. The primary reasons for the significant increase in earnings were higher tonnage worldwide, an improvement in our gross profit margins and a favorable impact from the translation effect of foreign currencies, mainly the euro.

     Sales for the fourth quarter were $255.3 million, a 12.4% increase over sales of $227.1 million for the same quarter last year. Tonnage was up 7.2% for the quarter, but lower pricing and changes in product mix reduced sales by 1%. The translation effect of currencies increased sales by $14.1 million or 6.2% primarily due to the favorable impact from the euro, which appreciated significantly during the quarter.

     The translation effect of foreign currencies increased net income by $1.0 million or $.04 per share for the fourth quarter and $1.1 million or $.04 per share for the 2002 fiscal year.

EUROPE AND NORTH AMERICA

     Profits were up in both Europe and North America for the fourth quarter.

     European operating income for the quarter was up $8.4 million, which represented approximately 82% of the worldwide increase of $10.2 million. Tonnage in Europe was up 2.6% and gross profit margins improved to 20.6% compared with 16.8% in the fourth quarter of last year. The primary reasons for the improvement in margins were lower material costs and higher sales prices.

     North American operating income increased $1.5 million for the quarter and $9.9 million for the fiscal year, a significant improvement compared with 2001 results. There was a strong increase in margins for both the fourth quarter and the full fiscal year. Gross profit margins for the quarter were 13.2% compared with 11.9% last year, and 14% for the 2002 fiscal year compared with 10.6% last year. Tonnage increased 14.6% for the quarter and 2.8% for the year.

EFFECTIVE TAX RATE

     The effective tax rate for fiscal 2002 was 44.2% compared with 56% last year. The rates are higher than the statutory rate of 35% because no tax benefits have been recognized on losses in the United States. The fiscal 2001 effective rate was higher than in 2002 due to the $4,635,000 provision for closing the Akron plant in 2001 and a reduction in U.S. losses during fiscal 2002.

CAPITAL INVESTMENTS

     Capital expenditures for fiscal 2002 were $26.8 million. During the year, we completed a $15 million project at our German facility, which adds 33 million pounds of capacity as well as additional plant and warehousing space. At our Mexican facility, we are adding capacity for color concentrates that should be completed in early fiscal 2004. We have also renovated and modernized our Italian manufacturing facility, which we purchased in 2000. These improvements will enable us to expand our range of products and provide new efficiencies for this facility.

     We recently announced our intention to build a manufacturing facility in China. This facility will cost approximately $7.4 million and should be operational in about 24 months. The initial manufacturing line will have an annual capacity of approximately 40 million pounds and we will manufacture products for customers serving China’s film, packaging and automotive markets. We are excited about the prospects for this new facility, which will provide a number of new opportunities for future growth.

FINANCIAL STRENGTH

     We further strengthened our already strong balance sheet during the past year. Total working capital was $301 million, $12 million higher than last year. Our current ratio is 3.5 and long-term debt of $81 million is only 23% of total stockholders’ equity. Stockholders’ equity increased $34 million to $356 million for the year.

     Our cash flow and the strength of our balance sheet provide us with the funds necessary to finance future expansions and the capability to meet new and challenging demands of the marketplace. In today’s rapidly changing market, it’s difficult to effectively compete internationally without a sound and growing financial base.

CASH DIVIDENDS

     Cash dividends paid on common stock were $.54 per share for the years ended August 31, 2002 and 2001. In October 2002, the board declared the regular quarterly dividend of $.135 per share. Our consistent record of dividend payments reflects our financial strength and our intention to continue to reward shareholders for the success of A. Schulman.

MANAGEMENT

     In October 2002, we further strengthened our European management team with the appointment of Jack Taylor as Associate General Manager of Europe. Mr. Taylor has been with A. Schulman since 1978 and has held a number of management positions, including General Manager of our United Kingdom operations. He has a broad range of experience, especially in sales and manufacturing. His know-how and experience will be an important asset to our already strong team in Europe.

PASSING OF BOARD MEMBER

     We were deeply saddened when Alan Ockene, a member of our board since 1992, passed away in August 2002. All of us will miss his experience, dedication and, most of all, his friendship.

BUSINESS OUTLOOK

     Our business continues to be quite good in our international operations, particularly Europe. Although there has been some moderation of growth in these economies, demand is good and we have a solid level of orders.

     In the latter part of our fiscal 2002 fourth quarter, there was some softening of orders in North America. There had also been weaker than anticipated sales in September and early October, although we saw some strengthening as the month progressed.

     While we are concerned by these current conditions in North America, our plan provides for improved results for the 2003 fiscal year. The new fiscal year will bring many new challenges, but we are confident that the actions we have taken have positioned us to achieve continuing gains in the years ahead.

     We appreciate the dedication and efforts of our employees worldwide, and the confidence of our customers in our ability to meet their needs. We would also like to thank our stockholders and others for their continued interest in A. Schulman.

/s/ Terry L. Haines Terry L. Haines President and Chief Executive Officer	/s/ Robert A. Stefanko Robert A. Stefanko Chairman

November 1, 2002

Traditional Values
     State-of-the-Art Solutions

     A. Schulman’s commitment to traditional values is evident in its cash flow and strong balance sheet, fiscal responsibility, focus on profitable growth, and realistic, conservative management of the business. The Company has consistently paid a dividend, and continues to invest in leading-edge technology, new product development, next-generation applications, and growth markets.

OPPORTUNITIES IN GROWTH MARKETS

     A. Schulman produces high-performance products for growth markets worldwide. To meet increasing European demand for film and packaging products, during fiscal 2002, the Company added capacity at its German facility. The Company also completed renovations at its manufacturing facility in Italy, one of the world’s largest and fastest-growing plastics markets, and plans to build a manufacturing facility in Poland.

     The Company will also build a manufacturing facility in China to capitalize on new business opportunities in the Chinese plastics market, which is growing approximately 20 percent annually.

     A. Schulman is adding color concentrates capacity at its Mexican facility to support Mexico’s increasingly sophisticated molders and extruders of plastic materials. The Company continues to refine its product mix and expand its film and packaging capabilities to North American markets. Its Product Technology Center and Color Technology Center in Akron, Ohio are centers of excellence for the development of new products and applications.

[PHOTO OF MOTHER AND DAUGHTER IN KITCHEN MAKING LUNCH]

A. Schulman’s Polybatch family of products offers easier processability, faster speed and better economies of scale than traditional plastic film technology. An important application for PolyBatch is plastic bread bags used throughout the world markets. This packaging provides resistance to moisture and ensures freshness of product. In addition to food packaging, plastic films are often produced in breathable configurations for use in diapers, health care and personal hygiene products.

FILM LAMINATE APPLICATIONS

     A. Schulman holds a leadership position in molded-in film laminates, which meet strict performance criteria for strength, weatherability and color. The materials are used particularly in the automotive industry — for bumpers, side panels and other exterior components. The paint film chemically bonds to plastic parts during the injection molding process — a less costly, environment-friendly alternative to paint shops that also satisfies consumer demand for quality and durability.

INVISION — A PVC ALTERNATIVE

     Invision is a practical, high-technology, environmentally friendly alternative to polyvinyl chloride. Invision addresses market demand for PVC-free compounds that are lightweight and soft without sacrificing scratch resistance, weatherability, colorability, moisture resistance and other critical performance characteristics. Applications include handles, grips and trim for the automotive, furniture and other markets. Since introducing Invision in the automotive industry in 2001, A. Schulman has received more than a dozen platform approvals for automotive interiors.

CONCENTRATES THAT PERFORM

     A. Schulman’s thermoplastic additive and color concentrates improve the appearance and performance of polymers. The Company develops materials to address customers’ exact performance criteria, then ensures that the criteria, including custom colors and exact color matches, are used throughout its worldwide manufacturing operations. This enables A. Schulman to serve global customers’ needs for consistency in material performance and look.

ENGINEERED PLASTICS

     A. Schulman develops specialty compounds and composite materials that are strong but lightweight, offer design flexibility, and are easy and inexpensive for the customer to use. For the appliance and tool industries, product attributes include electrical and/or thermal conductivity, and fire retardancy. In housewares, lawn and garden, and sports and leisure products, the focus is on durability and/or weatherability.

[PHOTO OF TWO CHILDREN IN PILE OF PUMPKINS IN THE FOREGROUND
AND FATHER AT BACK OF SUV IN BACKGROUND]

The Cadillac Escalade EXT features A. Schulman’s advanced molded-in film laminates and other polymer products. A. Schulman content on this luxurious, high-performance vehicle includes the claddings, running boards, tool box components, and structures surrounding the rear window and exterior mirrors.

A. Schulman, Inc.
Consolidated Statement of Income

	Year Ended August 31,

	2002	2001	2000

Net Sales	$966,593,000	$975,221,000	$1,032,519,000
Interest and Other Income	2,179,000	1,969,000	6,703,000

Total	968,772,000	977,190,000	1,039,222,000

Costs and Expenses:
Cost of sales	806,260,000	846,592,000	865,357,000
Selling, general and administrative expenses	97,655,000	94,535,000	97,893,000
Interest expense	5,531,000	7,087,000	6,235,000
Foreign currency transaction (gains) losses	459,000	(1,043,000)	(500,000)
Minority interest	1,286,000	1,155,000	2,138,000

	911,191,000	948,326,000	971,123,000

Income Before Taxes	57,581,000	28,864,000	68,099,000
Provision for U.S. and Foreign Income Taxes	25,427,000	16,172,000	30,395,000

Net Income	$32,154,000	$12,692,000	$37,704,000

Weighted-average Number of Shares Outstanding:
Basic	29,296,435	29,184,605	30,224,433
Diluted	29,667,037	29,199,566	30,224,433
Earnings per Share of Common Stock:
Basic	$1.10	$0.43	$1.25
Diluted	$1.08	$0.43	$1.25

The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
Consolidated Statement of Stockholders’ Equity

				Accumulated
				Other
	Preferred	Common	Other	Comprehensive
	Stock	Stock	Capital	Income

Balance at August 31, 1999	$1,069,000	$38,381,000	$46,694,000	$(17,191,000)
Comprehensive income for 2000:
Net income for 2000
Foreign currency translation loss				(30,260,000)
Minimum pension liability adjustment (net of tax of $297,000)				(552,000)
Total comprehensive income
Cash dividends paid or accrued:
Preferred stock, $5 per share
Common stock, $.53 per share
Purchase of treasury stock
Redemption of preferred stock	(12,000)
Grant of restricted stock			958,000
Amortization of restricted stock

Balance at August 31, 2000	1,057,000	38,381,000	47,652,000	(48,003,000)
Comprehensive income for 2001:
Net income for 2001
Foreign currency translation gain				2,683,000
Minimum pension liability adjustment (net of tax of $220,000)				375,000
Total comprehensive income
Cash dividends paid or accrued:
Preferred stock, $5 per share
Common stock, $.54 per share
Purchase of treasury stock
Issue of restricted stock		43,000	(280,000)
Grant of restricted stock			1,132,000
Amortization of restricted stock

Balance at August 31, 2001	1,057,000	38,424,000	48,504,000	(44,945,000)
Comprehensive income for 2002:
Net income for 2002
Foreign currency translation gain				13,740,000
Minimum pension liability adjustment (net of tax of $14,000)				(25,000)
Total comprehensive income
Cash dividends paid or accrued:
Preferred stock, $5 per share
Common stock, $.54 per share
Stock options exercised		206,000	3,370,000
Grant of restricted stock			100,000
Amortization of restricted stock

Balance at August 31, 2002	$1,057,000	$38,630,000	$51,974,000	$(31,230,000)

[Additional columns below]

[Continued from above table, first column(s) repeated]

			Unearned
			Stock	Total
	Retained	Treasury	Grant	Stockholders’
	Earnings	Stock	Compensation	Equity

Balance at August 31, 1999	$427,880,000	$(138,291,000)	$(2,296,000)	$356,246,000
Comprehensive income for 2000:
Net income for 2000	37,704,000
Foreign currency translation loss
Minimum pension liability adjustment (net of tax of $297,000)
Total comprehensive income				6,892,000
Cash dividends paid or accrued:
Preferred stock, $5 per share	(53,000)			(53,000)
Common stock, $.53 per share	(16,163,000)			(16,163,000)
Purchase of treasury stock		(24,100,000)		(24,100,000)
Redemption of preferred stock				(12,000)
Grant of restricted stock			(958,000)	—
Amortization of restricted stock			651,000	651,000

Balance at August 31, 2000	449,368,000	(162,391,000)	(2,603,000)	323,461,000
Comprehensive income for 2001:
Net income for 2001	12,692,000
Foreign currency translation gain
Minimum pension liability adjustment (net of tax of $220,000)
Total comprehensive income				15,750,000
Cash dividends paid or accrued:
Preferred stock, $5 per share	(53,000)			(53,000)
Common stock, $.54 per share	(15,865,000)			(15,865,000)
Purchase of treasury stock		(1,840,000)		(1,840,000)
Issue of restricted stock				(237,000)
Grant of restricted stock			(1,132,000)	—
Amortization of restricted stock			863,000	863,000

Balance at August 31, 2001	446,142,000	(164,231,000)	(2,872,000)	322,079,000
Comprehensive income for 2002:
Net income for 2002	32,154,000
Foreign currency translation gain
Minimum pension liability adjustment (net of tax of $14,000)
Total comprehensive income				45,869,000
Cash dividends paid or accrued:
Preferred stock, $5 per share	(53,000)			(53,000)
Common stock, $.54 per share	(15,973,000)			(15,973,000)
Stock options exercised				3,576,000
Grant of restricted stock			(100,000)	—
Amortization of restricted stock			863,000	863,000

Balance at August 31, 2002	$462,270,000	$(164,231,000)	$(2,109,000)	$356,361,000

The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
Consolidated Balance Sheet

	August 31,	August 31,
	2002	2001

ASSETS
Current Assets:
Cash and cash equivalents	$63,984,000	$52,586,000
Accounts receivable, less allowance for doubtful accounts of $6,912,000 in 2002 and $6,458,000 in 2001	172,327,000	162,131,000
Inventories, average cost or market, whichever is lower	169,719,000	159,808,000
Prepaids, including tax effect of temporary differences	13,257,000	15,023,000

Total Current Assets	419,287,000	389,548,000

Other Assets:
Cash surrender value of life insurance	352,000	639,000
Deferred charges, etc., including tax effect of temporary differences	8,474,000	11,247,000
Goodwill	6,558,000	6,520,000
Intangible assets	545,000	1,110,000

	15,929,000	19,516,000

Property, Plant and Equipment, at cost:
Land and improvements	11,408,000	10,978,000
Buildings and leasehold improvements	103,536,000	83,039,000
Machinery and equipment	254,431,000	222,554,000
Furniture and fixtures	26,811,000	23,828,000
Construction in progress	6,625,000	26,415,000

	402,811,000	366,814,000
Accumulated depreciation and investment grants of $937,000 in 2002 and $884,000 in 2001	225,695,000	197,207,000

	177,116,000	169,607,000

	$612,332,000	$578,671,000

The accompanying notes are an integral part of the consolidated financial statements.

	August 31,	August 31,
	2002	2001

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Notes payable	$—	$313,000
Current portion of long-term debt	413,000	267,000
Accounts payable	71,107,000	55,426,000
U.S. and foreign income taxes payable	6,751,000	7,097,000
Accrued payrolls, taxes and related benefits	22,688,000	19,036,000
Other accrued liabilities	17,373,000	18,121,000

Total Current Liabilities	118,332,000	100,260,000

Long-term Debt	81,038,000	105,415,000
Other Long-term Liabilities	43,471,000	39,242,000
Deferred Income Taxes	6,957,000	6,115,000
Minority Interest	6,173,000	5,560,000
Stockholders’ Equity:
Preferred stock, 5% cumulative, $100 par value, authorized, issued and outstanding - 10,567 shares in 2002 and 2001	1,057,000	1,057,000
Special stock, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $1 par value
Authorized - 75,000,000 shares
Issued - 38,629,967 shares in 2002 and 38,423,967 shares in 2001	38,630,000	38,424,000
Other capital	51,974,000	48,504,000
Accumulated other comprehensive income	(31,230,000)	(44,945,000)
Retained earnings	462,270,000	446,142,000
Treasury stock, at cost, 9,211,095 shares in 2002 and 2001	(164,231,000)	(164,231,000)
Unearned stock grant compensation	(2,109,000)	(2,872,000)

Common Stockholders’ Equity	355,304,000	321,022,000

Total Stockholders’ Equity	356,361,000	322,079,000

	$612,332,000	$578,671,000

A. Schulman, Inc.
Consolidated Statement of Cash Flows

	Year Ended August 31,

	2002	2001	2000

Provided from (used in) operating activities:
Net income	$32,154,000	$12,692,000	$37,704,000
Items not requiring the current use of cash:
Depreciation	22,812,000	21,054,000	21,585,000
Non-current deferred taxes	1,954,000	(463,000)	(3,179,000)
Foreign pension and other deferred compensation	2,908,000	1,884,000	2,506,000
Postretirement benefit obligation	567,000	(1,347,000)	1,657,000
Write-off of assets — Akron, Ohio plant closure	—	3,230,000	—
Changes in working capital:
Accounts receivable	3,414,000	4,350,000	(30,226,000)
Inventories	(4,570,000)	26,059,000	(28,083,000)
Prepaids	2,306,000	1,374,000	2,685,000
Accounts payable	6,234,000	(9,803,000)	17,322,000
Income taxes	(869,000)	(2,635,000)	3,452,000
Accrued payrolls and other accrued liabilities	1,199,000	3,271,000	811,000
Changes in other assets and other long-term liabilities	2,380,000	(1,647,000)	(264,000)

Net cash provided from operating activities	70,489,000	58,019,000	25,970,000

Provided from (used in) investing activities:
Expenditures for property, plant and equipment	(26,765,000)	(33,374,000)	(32,452,000)
Disposals of property, plant and equipment	605,000	998,000	1,941,000

Net cash used in investing activities	(26,160,000)	(32,376,000)	(30,511,000)

Provided from (used in) financing activities:
Cash dividends paid	(16,026,000)	(15,918,000)	(16,216,000)
Decrease of notes payable	(323,000)	(7,663,000)	(1,989,000)
Reduction of long-term debt	(24,338,000)	(260,000)	—
Increase of long-term debt	—	22,000,000	19,075,000
Exercise of stock options	3,576,000	—	—
Investment grants from foreign countries	47,000	—	875,000
Increase in minority interest, net of distributions	613,000	630,000	1,538,000
Purchase of treasury stock	—	(1,840,000)	(24,100,000)
Redemption of preferred stock	—	—	(12,000)

Net cash used in financing activities	(36,451,000)	(3,051,000)	(20,829,000)

Effect of exchange rate changes on cash	3,520,000	3,128,000	(4,600,000)

Net increase (decrease) in cash and cash equivalents	11,398,000	25,720,000	(29,970,000)
Cash and cash equivalents at beginning of year	52,586,000	26,866,000	56,836,000

Cash and cash equivalents at end of year	$63,984,000	$52,586,000	$26,866,000

Cash paid during the year for:
Interest	$5,362,000	$6,908,000	$6,063,000
Income Taxes	$20,030,000	$17,929,000	$26,583,000

The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

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

Cash Equivalents and Short-Term Investments

     All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $35,824,000 at August 31, 2002 and $20,991,000 at August 31, 2001. Investments with maturities between three and 12 months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.

Revenue Recognition

     The Company’s accounting policy regarding revenue recognition is to recognize revenue when products are shipped to unaffiliated customers. The Company provides tolling services as a fee for processing of material provided and owned by customers. On some occasions, the Company is required to provide certain amounts of its materials, such as additives or packaging. These materials are charged to the customer as an addition to the tolling fees. The only amounts recorded as revenue related to tolling are the processing fees and the charges related to materials provided by the Company.

Depreciation

     It is the Company’s policy to depreciate the cost of property, plant and equipment over the estimated useful lives of the assets generally using the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

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

Inventories

     The Company and its subsidiaries do not distinguish between raw materials and finished goods because numerous products that can be sold as finished goods are also used as raw materials in the production of other inventory items.

Goodwill

     On September 1, 2001 the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” and therefore ceased amortizing goodwill as of that date. Prior to the adoption of SFAS No. 142, the Company amortized goodwill, on a straight-line basis, over periods ranging from five years to 25 years. The Company conducts a formal impairment test of goodwill at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Income Taxes

     Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Accordingly, deferred taxes are provided for temporary differences between the book and tax bases of assets and liabilities.

Retirement Plans

     The Company has several defined benefit pension plans covering hourly employees in the U.S. and certain employees in foreign countries. For certain plans in the U.S., pension funding is based on an amount paid to trust funds at an agreed rate for each hour for which employees are paid. For one U.S. plan, the policy is to fund amounts to cover current cost and amortize prior service costs over approximately 30 years.

     Generally, the foreign plans accrue the current and prior service costs annually. In certain countries, funding is not required and the liability for such pensions is included in other long-term liabilities.

     The Company also has deferred profit sharing plans for its North American salaried employees for which contributions are determined at the discretion of the Board of Directors.

Foreign Currency Translation

     The financial position and results of operations of the Company’s foreign subsidiaries, except those subsidiaries located in highly inflationary economies, are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Accumulated other comprehensive income in stockholders’ equity includes translation adjustments arising from the use of different exchange rates from period to period.

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

Reclassification

     Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2002 presentation.

Stock-Based Compensation

     As provided for under Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (SFAS 123), the Company has elected to continue to account for stock-based compensation under the provisions of Accounting Principles Boards Opinion No. 25, “Accounting for Stock Issued to Employees.” Compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock. Refer to Note 8.

A. Schulman, Inc.
Notes to Consolidated Financial Statements

Derivative Instruments and Hedging Activities

     Effective September 1, 2000 the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as amended and interpreted. The standard requires all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. Due to the short-term nature of the Company’s forward exchange contracts, the derivatives were adjusted to their fair market value through the income statement. Gains or losses on forward contracts that hedge specific transactions are recognized in the consolidated statement of income offsetting the underlying foreign currency gains or losses. Due to the immaterial amount of derivative and hedging activity and the short-term nature of the derivatives outstanding, the effect of adopting SFAS 133 on the Company’s results of operations and financial position was immaterial. Refer to Note 5.

Note 2 — Goodwill and Other Intangible Assets

     On September 1, 2001, the Company adopted the provisions of SFAS No. 141 “Business Combinations,” (SFAS No. 141) and SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142). SFAS No. 141 requires that all business combinations be accounted for by the purchase method and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS No. 142 provides that goodwill should not be amortized but instead be tested for impairment annually at the reporting unit level. In accordance with SFAS No. 142, the Company completed a transitional goodwill impairment test during the second quarter of fiscal 2002, which resulted in no impairment loss being recognized upon adoption. The Company also conducts a formal impairment test of goodwill at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The annual test resulted in no impairment loss being recognized. Goodwill and intangible assets were reclassified from deferred charges for all reportable periods.

     Accumulated amortization for intangibles was $520,000, $398,000 and $131,000 at August 31, 2002, 2001 and 2000, respectively. Amortization expense for intangibles was $308,000 in 2002, $260,000 in 2001 and $41,000 in 2000. There was no amortization expense for goodwill in 2002. Amortization expense for goodwill was $578,000 or $.02 per share in 2001 and $572,000 or $.02 per share in 2000. The Company does not anticipate any significant changes in amortization expense for intangibles in future periods.

     The carrying amount of goodwill for the European segment was $3,774,000 at August 31, 2002 and $3,736,000 at August 31, 2001. The carrying amount of goodwill for the North American segment was $2,784,000 at August 31, 2002 and 2001.

Note 3 — Investment Grants

     The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company’s European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities is depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $62,000 in 2002, $60,000 in 2001 and $79,000 in 2000.

Note 4 — Long-Term Debt and Credit Arrangements

	August 31,

	2002	2001

A. Schulman, Inc.:

Revolving credit loan, 2.4% in 2002 and 3.91% in 2001	$30,000,000	$54,000,000

Senior notes, 7.27% due 2009	50,000,000	50,000,000

Capital lease obligations and other	1,038,000	1,415,000

	$81,038,000	$105,415,000

     On October 2, 2001, the Company established a new four-year $130,000,000 revolving credit agreement, replacing a $100,000,000 facility in place at August 31, 2001. Under terms of the new agreement, the Company is required to satisfy certain financial and operating covenants including leverage ratio, interest coverage ratio and capitalization ratio. The revolving credit agreement is unsecured.

     The Company has an outstanding Private Placement Agreement for $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. In 1999, the Company completed an interest rate lock in order to reduce the interest cost over the life of the notes. Proceeds from this transaction totaling $630,000 have been deferred and will be amortized over the life of the loan, effectively reducing the annual interest rate from 7.27% to 7.14%. Under this agreement, as of August 31, 2002, approximately $44,000,000 of retained earnings was available for the payment of cash dividends. The Company’s latest review of the covenants under these agreements indicate no defaults or any non-compliance with their covenants.

     The Company has $22,000,000 of unsecured short-term lines of credit from various domestic banks. There were no short-term borrowings under these facilities at August 31, 2002 and 2001.

      The Company had $33,390,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 2002 and had $42,840,000 available at August 31, 2001. There were no borrowings under these lines of credit at August 31, 2002 and $313,000 at August 31, 2001 at a weighted- average interest rate of 15.00%.

     The Company leases certain land and buildings for its European segment under a capital lease. The total amount due on this capital lease at August 31, 2002 is $1,151,000.

     Aggregate maturities of debt (including capital lease obligations) subsequent to August 31, 2002 are as follows:

Fiscal	2003	$413,000

	2004	413,000

	2005	30,337,000

	2006	288,000

	2009	50,000,000

Total		$81,451,000

Note 5 — Foreign Currency Forward Contracts

     The Company enters into forward foreign exchange contracts to reduce its exposure for amounts due or payable in foreign currencies. These contracts limit the Company’s exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company does not hold or issue foreign exchange contracts for trading purposes.

     The following table presents a summary of foreign exchange contracts outstanding as of August 31, 2002 and August 31, 2001:

	2002		2001

	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value

Buy Currency:

Euro	$1,298,000	$1,289,000	$2,746,000	$2,728,000

British pound	1,778,000	1,781,000	—	—

	$3,076,000	$3,070,000	$2,746,000	$2,728,000

Sell Currency:

Euro	$—	$—	$12,518,000	$12,764,000

British pound	8,107,000	8,161,000	120,000	119,000

U.S. dollar	2,978,000	2,837,000	—	—

All other	1,862,000	1,851,000	—	—

	$12,947,000	$12,849,000	$12,638,000	$12,883,000

     The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. Foreign exchange contracts are entered into with several financial institutions having good credit ratings and generally have maturities of less than nine months.

Note 6 — Income Taxes

     Income (loss) before taxes is as follows:

	Year Ended August 31,

	2002	2001	2000

Domestic	$(13,127,000)	$(20,780,000)	$(4,231,000)

Foreign	70,708,000	49,644,000	72,330,000

	$57,581,000	$28,864,000	$68,099,000

     The provisions for U.S. and foreign income taxes consist of the following:

	Year Ended August 31,

	2002	2001	2000

Current taxes:

U.S	$(1,164,000)	$591,000	$856,000

Foreign	21,292,000	15,134,000	27,862,000

	20,128,000	15,725,000	28,718,000

Deferred taxes:

U.S	4,248,000	(130,000)	564,000

Foreign	1,051,000	577,000	1,113,000

	5,299,000	447,000	1,677,000

	$25,427,000	$16,172,000	$30,395,000

     A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 44.2% in 2002, 56.0% in 2001 and 44.6% in 2000 is as follows:

	2002		2001		2000

		% of		% of		% of
		Pretax		Pretax		Pretax
(in thousands)	Amount	Income	Amount	Income	Amount	Income

Statutory U.S tax rate	$20,153	35.0%	$10,102	35.0%	$23,835	35.0%

Amount of foreign income taxes in excess of (less than) U.S. taxes at statutory rate	(2,471)	(4.3)	(3,705)	(12.8)	5,655	8.3

Loss with no benefit	9,592	16.7	9,245	32.0	1,481	2.2

Settlement of prior year liability	(2,013)	(3.5)	—	—	—	—

Other, net	166	.3	530	1.8	(576)	(.9)

	$25,427	44.2%	$16,172	56.0%	$30,395	44.6%

     Deferred tax assets and (liabilities) consist of the following at August 31, 2002 and August 31, 2001:

(in thousands)	2002	2001

Pensions	$2,346	$2,369

Inventory reserves	1,168	1,744

Bad debt reserves	1,225	1,378

Accruals	3,795	3,943

Postretirement benefits other than pensions	5,272	5,073

Foreign tax credit carryforwards	12,956	13,472

Alternative minimum tax carryforwards	4,513	2,590

Net operating loss carryforwards	—	3,782

Other	3,312	2,591

Gross deferred tax assets	34,587	36,942

Valuation allowance	(23,423)	(19,828)

Total deferred tax assets	11,164	17,114

Depreciation	(13,478)	(13,552)

Other	(1,612)	(1,261)

Gross deferred tax liabilities	(15,090)	(14,813)

	$(3,926)	$2,301

     The valuation allowance covers benefits for foreign tax credit carryforwards and other deferred tax assets in the United States which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 2003 to 2007.

     The tax effect of temporary differences included in prepaids was $2,818,000 and $6,638,000 at August 31, 2002 and 2001 respectively. Deferred charges included $737,000 and $2,182,000 from the tax effect of temporary differences at August 31, 2002 and 2001 respectively. The tax effect of temporary differences included in accrued liabilities was $524,000 and $405,000 at August 31, 2002 and 2001 respectively.

     At August 31, 2002, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $264,871,000 because the Company intends to reinvest these earnings.

A. Schulman, Inc.
Notes to Consolidated Financial Statements

Note 7 — Pension and Other Postretirement Benefit Plans

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

     Components of the plan obligations and assets, and the recorded liability at August 31, 2002 and 2001 are as follows:

	Pension Benefits		Other Postretirement Benefits

	2002	2001	2002	2001

Benefit obligation at beginning of year	$(28,735,000)	$(29,247,000)	$(11,620,000)	$(10,730,000)

Service cost	(1,111,000)	(1,064,000)	(696,000)	(590,000)

Interest cost	(1,837,000)	(1,786,000)	(825,000)	(738,000)

Participant contributions	(172,000)	(176,000)	—	—

Curtailment gain (loss)	—	(452,000)	—	1,235,000

Actuarial gain (loss)	(1,544,000)	1,389,000	(3,093,000)	(1,257,000)

Benefits paid	899,000	3,066,000	978,000	460,000

Translation adjustment	(2,291,000)	(465,000)	—	—

Benefit obligation at end of year	$(34,791,000)	$(28,735,000)	$(15,256,000)	$(11,620,000)

Fair value of plan assets at beginning of year	$7,427,000	$9,012,000	$—	$—

Actual return on assets	(607,000)	(687,000)	—	—

Employer contributions	1,240,000	2,015,000	978,000	460,000

Participant contributions	172,000	176,000	—	—

Benefits paid	(899,000)	(3,066,000)	(978,000)	(460,000)

Translation adjustment	421,000	(23,000)	—	—

Fair value of plan assets at end of year	$7,754,000	$7,427,000	$—	$—

Underfunded	$(27,037,000)	$(21,308,000)	$(15,256,000)	$(11,620,000)

Unamortized Net liability	427,000	568,000	—	—

Net (gain) loss	2,388,000	(545,000)	90,000	(3,099,000)

Prior year service cost	24,000	28,000	231,000	223,000

Net amount recognized	$(24,198,000)	$(21,257,000)	$(14,935,000)	$(14,496,000)

Amounts recognized in the statement of financial position consist of:

Prepaid benefit cost	$25,000	$41,000	$—	$—

Accrued benefit liability	—	(295,000)	—	—

Intangible asset	—	(14,000)	—	—

Other long-term liabilities	(24,515,000)	(21,243,000)	(14,935,000)	(14,496,000)

Deferred income taxes	90,000	77,000	—	—

Accumulated other comprehensive income	202,000	177,000	—	—

	$(24,198,000)	$(21,257,000)	$(14,935,000)	$(14,496,000)

The components of net periodic benefit cost of the years ended August 31 are as follows:

Service cost	$1,111,000	$1,064,000	$696,000	$590,000

Interest cost	1,837,000	1,786,000	825,000	738,000

Expected return on plan assets	(633,000)	(786,000)	—	—

Amortization of transition obligation	141,000	175,000	—	—

Amortization of prior service cost	4,000	52,000	(8,000)	(32,000)

Deferred asset gain	—	—	(95,000)	(172,000)

Recognized net actuarial loss	—	87,000	—	—

Curtailment (gain) loss	—	1,600,000	—	(2,011,000)

	$2,460,000	$3,978,000	$1,418,000	$(887,000)

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $34,791,000, $30,182,000 and $7,754,000 respectively as of August 31, 2002, and $28,735,000, $26,374,000 and $7,427,000 respectively as of August 31, 2001. The underfunded position is primarily related to the Company’s German pension plan, where funding is not required. The total pension contributions for multiemployer pension plans was $140,000 in 2002, $153,000 in 2001 and $196,000 in 2000. The total cost for defined contribution plans was $3,803,000 in 2002, $3,436,000 in 2001 and $3,603,000 in 2000.

     Actuarial assumptions used in the calculation of the recorded liability are as follows:

	2002	2001

Weighted-average assumptions as of August 31
Discount rate on pension plans	6.4%	6.4%

Discount rate on postretirement obligation	7.0%	7.3%

Return on pension plan assets	8.1%	8.2%

Rate of compensation increase	2.6%	2.5%

Projected health care cost trend rate	10.0%	10.0%

Ultimate health care rate	5.0%	5.0%

Year ultimate health care trend rate is achieved	2007	2007

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects at August 31, 2002:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	$266,000	$(219,000)

Effect on postretirement obligation	$1,799,000	$(1,586,000)

     The Company has agreements with two current employees that upon retirement, or death or disability prior to retirement, it shall make 10 payments of $100,000 each to two employees or their beneficiaries for a 10-year period and is 100% vested. The liability required for these agreements was fully accrued as of August 31, 2001. The Company provided $66,000 and $180,000 in 2001 and 2000, respectively, to cover the current cost for such agreements. In connection with such agreements, the Company owns and is the beneficiary of life insurance policies amounting to $2,000,000. The amounts provided are included in other long-term liabilities.

Note 8 — Incentive Stock Plans

     Effective in December 1991, the Company adopted the 1991 Stock Incentive Plan and authorized 1,875,000 shares for future grants. In October 1999, the plan was amended to authorize an additional 2,000,000 shares. The 1991 Plan provides for the grant of incentive stock options, nonqualified stock options and restricted stock awards. The option price of incentive stock options is the fair market value of the common shares on the date of grant. In the case of nonqualified stock options, the Company intends to grant options at fair market value on the date of grant. However, the Plan does provide that the option price may not be less than 50% of the fair market value of the common shares on the date of grant. Stock options may be exercised as determined by the Company, but in no event prior to six months following the date of grant or after the 10th anniversary date of grant.

     Effective in October 1992, the Company adopted the 1992 Non-Employee Directors’ Stock Option Plan and authorized 125,000 shares for future grants. In December 2000, the plan was amended to provide for the grant of 2,000 nonqualified stock options and 500 restricted stock awards to each non-employee director on the first business day of February of each year. The option price is the fair market value of the common shares on the first business day immediately preceding the date of grant. All options become exercisable at the rate of 25% per year, commencing on the first anniversary of the date of grant of the option. Each option expires five years from the date of grant.

     Both the 1991 and 1992 Plans have expired and no further shares are available for issuance.

     The following is a summary with respect to nonqualified stock option activity for all of the plans:

	Year Ended August 31,

	2002		2001

	Weighted		Weighted
	Shares	Average	Shares	Average
	Under	Exercise	Under	Exercise
	Option	Price	Option	Price

Outstanding at beginning of year	2,031,300	$15.20	1,646,569	$16.85

Granted during the year	16,000	16.69	616,000	13.13

Exercised during the year	(206,000)	17.36	—	—

Cancelled during the year	(131,875)	17.88	(231,269)	21.16

Outstanding at end of year	1,709,425	14.75	2,031,300	15.20

Exercisable at end of year	900,506	15.93	749,469	17.46

     The following table summarizes information about nonqualified stock options outstanding at August 31, 2002:

Weighted Average

Grant	Options	Options	Exercise	Remaining
Date	Outstanding	Exercisable	Price	Life (Years)

7/98 7/99 8/00 8/01 All other	239,200 333,275 488,450 598,500 50,000	239,200 249,956 244,225 149,625 17,500	18.91 18.31 12.13 13.17 15.83	0.8 1.8 3.0 4.0 2.4

     Under the 1991 Plan, restricted stock awards were as follows: 67,100 shares were granted on July 8, 1998, 52,800 were granted on July 8, 1999, 79,000 were granted on August 30, 2000, 85,000 were granted on August 31, 2001 and 3,000 were granted on October 19, 2001. The fair market value on the date of grant in fiscal year 1998 was $18.91 per share, 1999 was $18.31 per share, 2000 was $12.13 per share, 2001 was $13.17 per share and 2002 was $10.97 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Unearned compensation representing the fair market value of the shares at the date of grant is charged to income over the five-year vesting period. Compensation expense for restricted stock was $863,000 in 2002, $626,000 in 2001 and $650,000 in 2000.

     No expense has been charged to income relating to stock options. If the fair value method of accounting for stock options under SFAS 123 had been used, the after-tax expense relating to the stock options would have been $910,000, or $.03 per share, in 2002, $676,000, or $.02 per share, in 2001 and $761,000, or $.03 per share, in 2000. Pro forma net income would have been $31,244,000 in 2002, $12,016,000 in 2001 and $36,943,000 in 2000. The pro forma amounts listed above do not take into consideration the pro forma compensation expense related to grants made prior to fiscal 1997. The weighted-average fair value at the date of grant was $3.96, $3.23 and $4.01 for options granted in 2002, 2001 and 2000, respectively.

A. Schulman, Inc.
Notes to Consolidated Financial Statements

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants:

	Year Ended August 31,

	2002	2001	2000

Expected life (years)	5	5	5
Interest rate	4.3%	4.5 - 4.8%	5.9 - 6.7%
Volatility	43%	29%	30%
Dividend yield	3.2%	2.9%	1.32%

     In October 2002, the Board of Directors authorized 4 million shares for nonqualified options and 500,000 shares for restricted stock under the new 2002 Equity Incentive Plan. Under this Plan, approximately 650,000 nonqualified options and 85,000 shares of restricted stock were granted on October 18, 2002 and are subject to stockholder approval. The exercise price of the options is $13.99 per share, the fair market value on the date of the grant. This Plan will be submitted to stockholders for approval in December 2002.

Note 9 — Earnings per Common Share

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

     Under both the basic and diluted earnings per share calculations, reported net income is reduced by preferred dividends of $53,000. The weighted-average number of common shares used is as follows:

	Year Ended August 31,

	2002	2001	2000

Basic	29,296,435	29,184,605	30,224,433
Diluted	29,667,037	29,199,566	30,224,433

     The difference between basic and diluted weighted-average common shares results from the assumed exercise of outstanding stock options and grants of restricted stock, calculated using the treasury stock method.

     The following stock equivalents are not included in the diluted earnings per share calculation because their effects are antidilutive:

	Year Ended August 31,

	2002	2001	2000

Stock equivalents	1,609,673	2,316,961	1,646,569

Note 10 — Capital Stock and Stockholder Rights Plan

     The Special Stock of 1,000,000 shares was authorized with such preferences or special terms and for such consideration as may be determined at the discretion of the Board of Directors.

     In January 1996, the Company adopted a Shareholder Rights Plan, and reserved 100,000 shares of Special Stock for use under such Plan. Under this Plan, one Right shall be attached to each share of Common Stock of the Company. Initially, the Rights are not exercisable and automatically trade with the Common Stock. However, 10 days after a person or group acquires 15% or more of the Company’s Common Stock, or 10 business days after a person or group commences a tender or exchange offer that would result in such person or group owning 15% or more of the outstanding shares of Common Stock of the Company (even if no purchases actually occur), whichever is earlier, the Rights will become exercisable.

     When the Rights first become exercisable, each Right will entitle the holder thereof to buy from the Company one share of Special Stock for $85.00 (subject to adjustment thereafter). However, if any person or entity acquires 15% or more of the Company’s Common Stock, each Right not owned by a 15%-or-more stockholder would become exercisable for a certain number of shares of Common Stock of the Company in lieu of one share of Special Stock. The number of shares of Common Stock would be that having at that time, a market value of two times the then current exercise price of the Right. If the Company is involved in a merger or other business combination with or into another person or entity in which the Company’s Common Stock is changed into or exchanged for common stock of such other person or entity, or if the Company sells 50% or more of its assets or earning power to another person or entity, at any time after the Rights become exercisable, each Right will entitle the holder thereof to buy such number of shares of common stock of such other person or entity as have a market value of twice the then current exercise price of each Right.

     The Company may redeem the Rights at a price of $.01 per Right at any time prior to the 10th business day after public announcement of the acquisition by any person or entity of 15% or more of the Company’s Common Stock. The Rights will expire on January 25, 2006 unless earlier redeemed by the Company. At no time will the Rights have any voting power.

Note 11 — Leases

     Total rental expense was $4,610,000 in 2002, $4,456,000 in 2001 and $4,217,000 in 2000. The future minimum rental commitments for non-cancelable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,	Minimum rental

2003	$2,449,000
2004	2,080,000
2005	1,249,000
2006	510,000
2007	183,000
Later years	12,000

$6,483,000

Note 12 — Segment Information

     The Company is engaged in the sale of plastic resins in various forms, which are used as raw materials by its customers. To identify reportable segments, the Company considered its operating structure and the types of information subject to regular review by executive management. On this basis, the Company operates primarily in two geographic business segments, North America and Europe.

     The North American segment includes operations in the United States, Canada, and Mexico. The Company’s European segment includes operations conducted in Belgium, France, Germany, Poland, Hungary, Indonesia, Italy, Spain, Switzerland and the United Kingdom. The accounting policies of each business segment are consistent with those described in the “Summary of Significant Accounting Policies.”

     Operating income includes all items except for interest income and expense. North American corporate expenses have not been allocated. Assets of geographic segments represent those assets identified with the operation of each segment.

	North			Consoli-
(in thousands)	America	Europe	Other	dated

August 31, 2002
Sales to unaffiliated customers	$387,856	$578,737	$—	$966,593

Gross profit	$54,176	$106,157	$—	$160,333

Operating income	$2,639	$58,504	$—	$61,143
Interest expense, net	—	—	(3,562)	(3,562)

Income before taxes	$2,639	$58,504	$(3,562)	$57,581

Identifiable assets	$266,923	$345,409	$—	$612,332

Depreciation expense	$13,305	$9,507	$—	$22,812

Capital expenditures	$9,309	$17,456	$—	$26,765

August 31, 2001
Sales to unaffiliated customers	$395,465	$579,756	$—	$975,221

Gross profit	$41,854	$91,411	$—	$133,265

Operating income (loss)	$(7,310)	$46,163	$—	$38,853
Cost of plant closure - Akron, Ohio	—	—	(4,635)	(4,635)
Interest expense, net	—	—	(5,354)	(5,354)

Income (loss) before taxes	$(7,310)	$46,163	$(9,989)	$28,864

Identifiable assets	$258,249	$320,422	$—	$578,671

Depreciation expense	$13,115	$7,939	$—	$21,054

Capital expenditures	$11,484	$21,890	$—	$33,374

August 31, 2000
Sales to unaffiliated customers	$438,482	$594,037	$—	$1,032,519

Gross profit	$61,041	$106,122	$—	$167,163

Operating income	$14,429	$58,336	$—	$72,765
Interest expense, net	—	—	(4,666)	(4,666)

Income before taxes	$14,429	$58,336	$(4,666)	$68,099

Identifiable assets	$297,790	$275,100	$—	$572,890

Depreciation expense	$13,141	$8,444	$—	$21,585

Capital expenditures	$16,416	$16,036	$—	$32,452

Below is a summary of sales point of origin and assets by location:

(in thousands)	2002	2001	2000

Net Sales
United States	$287,182	$301,771	$350,717
Germany	243,846	247,448	264,557
Other International	435,565	426,002	417,245

	$966,593	$975,221	$1,032,519

Long Lived Assets
United States	$67,506	$73,236	$79,846
Other International	109,610	96,371	80,065

	$177,116	$169,607	$159,911

     The majority of the Company’s sales for the year ended August 31, 2002 can be classified into four primary product families. The approximate percentage of consolidated sales for these product families is as follows:

2002

Color and additive concentrates	38%
Polyolefins	24
Engineered compounds	24
Polyvinyl chloride (PVC)	6
Other	8

100%

Note 13 — Contingencies

     The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company’s financial condition.

Note 14 — Quarterly Financial Highlights (Unaudited)

(In thousands, except per share data)

	Quarter ended				Year ended

	Nov. 30,	Feb. 28,	May 31,	Aug. 31,	Aug. 31,
	2001	2002	2002	2002	2002

Net Sales	$238,148	$213,554	$259,617	$255,274	$966,593
Gross Profit	35,689	31,759	47,872	45,013	160,333
Net Income	5,210	4,457	11,704	10,783	32,154
Earnings Per Share of Common Stock:
Basic	$.18	$.15	$.40	$.37	$1.10
Diluted	$.18	$.15	$.39	$.36	$1.08

	Quarter ended				Year ended

	Nov. 30,	Feb. 28,	May 31,	Aug. 31,	Aug. 31,
	2000	2001	2001	2001	2001

Net Sales	$256,616	$238,873	$252,588	$227,144	$975,221
Gross Profit	35,542	29,625	34,701	33,397	133,265
Net Income (Loss)(a)	(727)	1,422	6,486	5,511	12,692
Basic and Diluted Earnings Per Share of Common Stock:	$(.03)	$.05	$.22	$.19	$.43

(a)	Net income for the quarter ended November 30, 2000 included a one-time charge of $4,635,000 or $.16 per share for costs relating to the closing of the Akron, Ohio facility.

A. Schulman, Inc.
Notes to Consolidated Financial Statements

Note 15 — Interest and Other Income

     Interest and other income for the year ended August 31, 2000, includes $2,689,000 in North America from consideration received due to the demutualization of an insurance carrier and $1,211,000 from the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 or $.07 per share related to these events.

Note 16 — Akron Plant Closing

     During the first quarter of fiscal 2001, the Company announced its plan to terminate manufacturing at its plant in Akron, Ohio. Manufacturing was terminated as of December 31, 2000. As a result, the Company recorded a one-time, pre-tax charge of $4,635,000, net of a curtailment gain of $2,011,000, in the quarter ended November 30, 2000, of which $1,035,000 related to employee severance costs and the balance was other exit costs. The charge was primarily non-cash and included the write-off of equipment to be scrapped and other assets related to the manufacturing operations and employee severance costs for 85 hourly and 33 salaried employees. The severance costs included mainly pension benefits, post-retirement adjustments and medical insurance. The curtailment gain of $2,011,000 represents the gain realized from a reduction of the post-retirement benefit obligation due to the workforce reductions. The Company’s plan for the closing of this facility was completed at May 31, 2002.

Note 17 — Accumulated Other Comprehensive Income

     The components of Accumulated Other Comprehensive Income are as follows:

	2002	2001

Foreign currency translation	$31,028,000	$44,768,000
Minimum pension liability adjustment	202,000	177,000

	$31,230,000	$44,945,000

A. Schulman, Inc.
Report of Independent Accountants

[PricewaterhouseCoopers Logo]

To the Board of Directors and Stockholders
of A. Schulman, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cleveland, Ohio
October 14, 2002

A. Schulman, Inc.
Management’s Discussion and Analysis of
Financial Condition and the Results of Operations

Results of Operations
2002

     Net sales for 2002 were $966.6 million, a decrease of 0.9% from sales of $975.2 million for the comparable period in 2001. A comparison of net sales by business segment is as follows:

	(in thousands)

Sales	2002	2001	Decrease

North America	$387,856	$395,465	$(7,609)
Europe	578,737	579,756	(1,019)

	$966,593	$975,221	$(8,628)

     The two largest markets served by the Company are the packaging and automotive markets. For the year ended August 31, 2002, approximately 38% of net sales were derived from the packaging market. Net sales to the automotive market accounted for approximately 28% in the year ended August 31, 2002.

     The majority of the Company’s sales for 2002 can be classified into four primary product families. The approximate percentage of consolidated sales for these product families is as follows:

Product Family	Percent of Sales for 2002

Color and additive concentrates	38%
Polyolefins	24
Engineered compounds	24
Polyvinyl chloride (PVC)	6
Other	8

100%

     The translation effect of foreign currencies, primarily the strong euro, increased sales by $15.9 million in 2002.

     The reasons for the percentage change in 2002 sales are as follows:

Increase (Decrease)

Tonnage	3.2%
Translation effect	1.6
Price/Mix	(5.7)

Percentage change in sales	(0.9)%

     Tonnage increased 3.4% in Europe primarily due to capacity additions from new equipment in France and Germany. Tonnage was up 2.8% in North America due to the strength of the automotive industry and better capacity utilization.

     A comparison of gross profit dollars and percentages by business segment for 2002 and 2001 is as follows:

	(in thousands)

			Increase

Gross profit $	2002	2001	$	%

Europe	$106,157	$91,411	$14,746	16.1
North America	54,176	41,854	12,322	29.4

	$160,333	$133,265	$27,068	20.3

Gross profit %	2002	2001

Europe	18.3	15.8
North America	14.0	10.6

	16.6	13.7

     The increase in gross profits for 2002 was due to lower material costs, higher volume and an improvement in capacity utilization in North America.

     A comparison of capacity utilization levels is as follows:

	2002	2001

Europe	87%	91%
North America	83%	81%
Worldwide	85%	86%

     Tonnage was up for the year, but European capacity utilization declined, primarily due to the addition of four new manufacturing lines in 2002. These four lines increased European capacity by approximately 79 million pounds annually. Most of these lines commenced operation during the last half of the fiscal year. North American utilization was higher due to an increase in sales and a reduction in capacity after the closing of the Akron manufacturing facility in 2001.

     A comparison of operating income (loss) by business segment for the year 2002 and 2001 is as follows:

	(in thousands)

	2002	2001	Increase

Operating income (loss):
Europe	$58,504	$46,163	$12,341
North America	2,639	(7,310)	9,949
Cost of plant closure	—	(4,635)	4,635
Interest expense, net	(3,562)	(5,354)	1,792

	$57,581	$28,864	$28,717

     The operating income improvement in Europe and North America was due to higher profit margins, an increase in tonnage compared to 2001 and the positive impact of currency, primarily the euro. The margins were higher due to lower plastic resin prices, strong production levels at the manufacturing facilities and an increase in capacity utilization in North America.

     Selling, general and administrative expenses for 2002 was up $3.1 million or 3.3% compared to 2001. The increase is due to higher compensation and the translation effect of foreign currencies, which increased expenses by $1.4 million for 2002.

     Interest expense decreased in 2002 mainly due to lower interest rates. There was also a lower level of borrowings near the end of the fiscal year.

     Foreign currency transaction losses were primarily due to changes in the value of currencies in major areas where the Company operates. The major portion of the losses in 2002 relates to changes in the value of the U.S. dollar compared with the Canadian dollar and the euro.

     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

     The effective tax rate decreased to 44.2% from 56.0% in 2001. The effective tax rate of 44.2% in 2002 is greater than the statutory rate of 35% primarily because no tax benefit has been recognized on losses in the United States. The fiscal 2001 effective tax rate was higher than in 2002 due to the $4.6 million provision for the closing of the Akron plant in 2001 and a reduction in U.S. losses during fiscal 2002.

     The translation effect of foreign currencies increased net income in 2002 by $1.1 million or $.04 per share for the year ended August 31, 2002.

A. Schulman, Inc.
Management’s Discussion and Analysis of
Financial Condition and the Results of Operations

     Fiscal 2002 was a better year and reflected the positive results of actions over the last few years. Product lines have been rationalized, manufacturing lines of certain products were consolidated and expenditures have been controlled. The Company’s business systems are providing benefits and serving customers on a timely and efficient basis throughout the world. The Company has continued to invest worldwide in order to meet customers’ needs in the growing global market and has the cash flow necessary to finance future expansions. In addition, the strong financial condition of the Company provides the capability to meet new and challenging demands of the market.

     Business continues to be quite good in the international operations, particularly Europe. Although there has been some moderation of growth in these economies, there continues to be good demand and a solid level of orders for the Company’s products.

     In the latter part of the fiscal 2002 fourth quarter, there was some softening of orders in North America. There has also been weaker than anticipated sales in September and early October. Although there is some concern about these current conditions in North America, the Company’s plan provides for improved results for the 2003 fiscal year. The new fiscal year will bring many new challenges, but the Company is confident that the actions that were taken by management have positioned the organization to achieve continuing gains in the years ahead.

2001

     Net sales for 2001 were $975.2 million, down 5.5% from 2000 sales of $1,032.5 million. A comparison of net sales is as follows:

	(in thousands)

Sales	2001	2000	Decrease

North America	$395,465	$438,482	$(43,017)
Europe	579,756	594,037	(14,281)

	$975,221	$1,032,519	$(57,298)

     The translation effect, primarily from the weaker euro, decreased 2001 sales by $51.6 million.

     Worldwide tonnage was 2.8% lower than in 2000. Tonnage was up 4.6% in Europe and down approximately 13.1% in North America. Tonnage was down in North America primarily due to lower sales to customers serving the North American automotive market and the closure of the Akron, Ohio manufacturing plant in December 2000. Additionally, major customers reduced their overall inventory balances in response to declining order levels and in anticipation of potentially lower prices.

     Gross profit margins on sales were 13.7% in 2001 and 16.2% in 2000. A comparison of gross profit is as follows:

	(in thousands)

			Decrease

Gross Profit $	2001	2000	$	%

North America	$41,854	$61,041	$(19,187)	(31.4)
Europe	91,411	106,122	(14,711)	(13.9)

	$133,265	$167,163	$(33,898)	(20.3)

Gross Profit %	2001	2000
North America	10.6	13.9
Europe	15.8	17.9

	13.7	16.2

     The decrease in gross profit in 2001 was due primarily to competitive price pressures and lower plant utilization.

     A comparison of capacity utilization levels is as follows:

	2001	2000

North America	81%	86%
Europe	91%	86%
Worldwide	86%	86%

     The decrease in North American capacity utilization was mainly due to lower sales to the automobile industry and reductions by customers in response to softer order levels and in anticipation of lower prices. European utilization was higher because of strong demand for concentrates and engineered products and high-volume products with lower margins.

     Selling, general and administrative expenses decreased $3.4 million in 2001. The translation effect, primarily from the weak euro, decreased these expenses by $4.3 million, which offset increases in Europe. The remainder of the decrease is attributable to North American cost reductions implemented in 2001.

     Interest expense was up in 2001 due to increased levels of borrowings.

     Foreign currency transaction gains were primarily due to changes in the value of currencies in major areas where the Company operates. The major portion of the gains in 2001 relate to changes in the value of the U.S. dollar compared with the Canadian dollar and the euro.

     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

     During the first quarter of fiscal 2001, the Company announced its plan to terminate manufacturing at its plant in Akron, Ohio. Manufacturing was terminated as of December 31, 2000. As a result, the Company recorded a one-time, pre-tax charge of $4,635,000 in the quarter ended November 30, 2000, of which $1,035,000 related to employee severance costs and the balance was other exit costs. The charge was primarily non-cash and included the write-off of equipment to be scrapped and other assets related to the manufacturing operations and employee severance costs for 85 hourly and 33 salaried employees. The severance costs included mainly pension benefits, post-retirement adjustments and medical insurance. At August 31, 2001, the Company had remaining reserves of $193,000 related to cash out-flows primarily for employee severance costs, which were expected to be paid during the next three months. The Company’s plan for the closing of this facility was completed at May 31, 2002.

     The effective tax rate increased to 56.0% in 2001 from 44.6% in 2000. The 2001 effective rate is greater than the statutory rate of 35% primarily because of the $4,635,000 provision for the closing of the Akron, Ohio plant and losses in the United States. No tax benefit has been recognized on losses in the United States.

     The translation effect of currencies, primarily from the weaker euro, decreased net income by approximately $2.5 million or $.08 per share in 2001.

     North American operating income was down $21.7 million for the year because of a reduction of $19.2 million in gross profits due to lower sales volumes, a reduction in plant utilization, and continuing competitive price pressures.

     The adverse translation effects of the euro and a $14.7 million reduction in gross profit from fiscal 2000 were the major reasons for the decline of $12.2 million in European operating income. The reductions in European gross profits were the result of continuing competitive pricing pressures.

Critical Accounting Policies

     The Company has identified critical accounting policies that, as a result of the judgments, uncertainties, and the operations involved, could result in material changes to its financial condition or results of operations under different conditions or using different assumptions. The Company’s most critical accounting policies relate to the allowance for doubtful accounts, inventory reserves and interim provisions for income taxes.

     Management records an allowance for doubtful accounts receivable based on the careful monitoring of the current and projected credit quality of the Company’s customers, historical experience, customer payment history, expected trends and other factors that affect collectibility. Changes in these factors or changes in economic circumstances could result in changes to the allowance for doubtful accounts.

     Management establishes an inventory reserve based on historical experience and amounts expected to be realized for slow-moving and obsolete inventory. The Company monitors its slow-moving and obsolete inventory on a quarterly basis and makes adjustments as considered necessary. The proceeds from the sale or dispositions of these inventories may differ from the net recorded amount.

     The Company’s quarterly provision for income taxes involves a significant amount of judgment by management. Quarterly, the provision for income taxes is based upon actual year to date results plus an estimate of pretax income for the remainder of the year. This provision is impacted by the income and tax rates of the countries where the Company operates. A change in the geographical source of the Company’s income can have a significant effect on the tax rate.

Liquidity and Capital Resources

	(in millions)

	August 31, 2002	August 31, 2001	% Change

Cash and cash equivalents	$64.0	$52.6	21.7%
Working capital	301.0	289.3	4.0
Long-term debt	81.0	105.4	(23.1)
Stockholders’ equity	356.4	322.1	10.6

     The Company’s cash and cash equivalents increased $11.4 million, or 21.7%, from August 31, 2001. The cash increase was derived primarily from cash provided from operations amounting to $70.5 million less capital expenditures of $26.8 million, cash dividends of $16.0 million and a reduction of long-term debt amounting to $24.4 million. Cash generated from operating activities increased from last year due to an improvement in both European and North American operating income.

     During fiscal 2002, management repatriated approximately $26.0 million as dividends from its foreign subsidiaries. This cash was used to repay long-term debt and for other working capital requirements.

     Capital expenditures were $26.8 million for the year ended August 31, 2002 compared with $33.4 million in the comparable period last year. The largest amount of capital expenditures occurred in Germany, France, Belgium, Italy and Mexico primarily for the addition of manufacturing lines, enhancements to existing equipment, and the addition of plant and warehouse space. The Company anticipates capital expenditures for fiscal 2003 will be approximately $25.0 million, depending on the progress of each project.

     The Company reduced long-term debt by $24.4 million, primarily due to cash flow from operations. Total long-term debt as of August 31, 2002 was $81.0 million.

     As of August 31, 2002, the current ratio was 3.5:1 and working capital was $301.0 million. Accounts receivable increased $10.2 million from the year ended August 31, 2001. Accounts receivable was higher at August 31, 2002 compared with 2001 primarily because of the translation effect of foreign currencies, which increased receivables by $5.9 million, and higher fourth quarter sales in 2002 compared with 2001.

     The ratio of long-term liabilities to capital was 25.9% at August 31, 2002 and 31.0% at August 31, 2001. This ratio is calculated by dividing the sum of long-term debt and other long-term liabilities by the sum total of total stockholders’ equity, long-term debt and other long-term liabilities. The primary factor contributing to the decrease of this ratio was a decline of $24.4 million in borrowings.

     On October 2, 2001, the Company established a new four-year $130,000,000 revolving credit agreement, replacing a $100,000,000 facility in place at August 31, 2001. Under terms of the new agreement, the Company is required to satisfy certain financial and operating covenants including leverage ratio, interest coverage ratio and capitalization ratio. The revolving credit agreement is unsecured.

     The Company has an outstanding private placement agreement of $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. In 1999, the Company completed an interest rate lock in order to reduce the interest cost over the life of the notes. Proceeds from this transaction totaling $630,000 have been deferred and will be amortized over the life of the loan, effectively reducing the annual interest rate from 7.27% to 7.14%. Under this agreement, as of August 31, 2002, approximately $44.0 million of retained earnings was available for the payment of cash dividends. The Company’s year-end review of the covenants under these agreements indicates no defaults or any non-compliance with their covenants.

     The Company’s unfunded pension liability is approximately $27.0 million at August 31, 2002. This amount is primarily due to an unfunded plan of $23.1 million maintained by the Company’s German subsidiary. Under this plan, there is no separate vehicle to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

     The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company’s exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company estimates that a 10% change in foreign exchange rates at August 31, 2002 would have changed the fair value of the contracts by approximately $1.6 million. Changes in the fair value of forward exchange contracts are substantially offset by changes in the fair value of the hedged positions. The Company does not hold or issue financial instruments for trading purposes or utilize any other types of derivative instruments.

     The Company leases certain land and buildings for its European segment under a capital lease. The total amount due on this capital lease at August 31, 2002 is $1,151,000.

A. Schulman, Inc.
Management’s Discussion and Analysis of
Financial Condition and the Results of Operations

     Aggregate maturities of long-term debt (including capital lease obligations) subsequent to August 31, 2002 are presented below:

Fiscal	2004	$413,000
	2005	30,337,000
	2006	288,000
	2009	50,000,000

Total		$81,038,000

     Operating lease information is provided in the foonotes of the Company’s Annual Report. The aggregate future minimum rental commitment for non-cancelable leases, excluding obligations for taxes, insurance, etc. was $6.5 million at August 31, 2002.

     The Company’s outstanding commercial commitments at August 31, 2002 are not material to the Company’s financial position, liquidity or results of operations.

     The Company has declared and paid four quarterly cash dividends of $.135 per share during fiscal 2002. The total amount of these payments aggregated $16.0 million. Cash flow from operations has been sufficient to fund the payment of these dividends.

     During the year ended August 31, 2002, the Company did not repurchase any shares of its common stock. Approximately 1.7 million shares remain under a 6 million-share authorization approved by the Board of Directors in August 1998. The Company may repurchase additional common stock in fiscal year 2003 subject to market conditions. For the year ended August 31, 2002, 206,000 common shares were issued upon the exercise of employee stock options. The total amount received from the exercise of these options was $3.6 million.

     The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the “accumulated other comprehensive income” account in stockholders’ equity. The weakening of the U.S. dollar during the year ended August 31, 2002 increased this account by $13.7 million.

New Accounting Pronouncements

     On September 1, 2001 the Company adopted the provisions of SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires that all business combinations be accounted for by the purchase method and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS No. 142 provides that goodwill should not be amortized but instead be tested for impairment annually at the reporting unit level. In accordance with SFAS No. 142, the Company completed a transitional goodwill impairment test during the quarter ended February 28, 2002, which resulted in no impairment loss being recognized upon adoption. The Company also conducts a formal impairment test of goodwill at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The annual test resulted in no impairment. Goodwill and intangible assets were reclassified from deferred charges for all reportable periods.

     In June 2001, the Financial Accounting Standards Board (the FASB) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143), which addresses the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The provisions of SFAS 143 were adopted by the Company effective September 1, 2002. The adoption of SFAS 143 did not have a material impact on the Company’s financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 applies to all long-lived assets, including discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. This Statement supersedes SFAS No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of” (SFAS 121) and the accounting and reporting provisions of APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (APB 30), for the disposal of a segment of a business. The provisions of SFAS 144 were adopted by the Company effective September 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company’s financial position or results of operations.

     In July 2002, the FASB issued SFAS No. 146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS 146 to have a material impact on its financial position or results of operations.

Cautionary Statements

     Statements in this report which are not historical facts are forward-looking statements which involve risks and uncertainties and actual events or results could differ materially from those expressed or implied in this report. These “forward-looking statements” are based on currently available information. They are also inherently uncertain, and investors must recognize that events could turn out to be significantly different from what we had expected. Examples of such uncertainties include, but are not limited to, the following:

•	Worldwide and regional economic, business and political conditions

•	Fluctuations in the value of currencies in major areas where the Company operates, i.e. the U.S. dollar, euro, U.K. pound sterling, Canadian dollar, Mexican peso and Indonesian rupiah, etc.

•	Fluctuations in prices of plastic resins and other raw materials

•	Changes in customer demand and requirements

Quantitative and Qualitative Disclosure about Market Risk

     The Company enters into forward exchange contracts to reduce its exposure to fluctuations in related foreign currencies. These contracts are with major financial institutions and the risk of loss is considered remote. The total value of open contracts and any risk to the Company as a result of these arrangements is not material to the Company’s financial position, liquidity or results of operations.

A. Schulman, Inc.
Six-Year Summary of Selected Financial Data
(In thousands, except per share data)

	Year Ended August 31,

	2002	2001		2000		1999	1998	1997

Net sales	$966,593	$975,221		$1,032,519		$985,623	$993,394	$996,376

Interest and other income	2,179	1,969		6,703	(2)	2,712	3,072	4,998

	968,772	977,190		1,039,222		988,335	996,466	1,001,374

Cost of sales	806,260	846,592		865,357		805,030	823,856	833,345

Other costs, expenses, etc	104,931	101,734		105,766		105,349	86,281	81,747

	911,191	948,326		971,123		910,379	910,137	915,092

Income before taxes and cumulative effect of accounting changes	57,581	28,864		68,099		77,956	86,329	86,282

Provision for U.S. and foreign income taxes	25,427	16,172		30,395		30,167	34,179	35,538

Income before cumulative effect of accounting changes	32,154	12,692		37,704		47,789	52,150	50,744

Cumulative effect of accounting changes (3)	—	—		—		—	(2,007)	—

Net income	$32,154	$12,692	(1)	$37,704		$47,789	$50,143	$50,744

Total assets	$612,332	$578,671		$572,890		$591,527	$561,920	$562,945

Long-term debt	$81,038	$105,415		$83,638		$65,000	$40,000	$12,009

Total stockholders’ equity	$356,361	$322,079		$323,461		$356,246	$366,271	$393,401

Average number of common shares outstanding, net of treasury shares:

Basic	29,296,435	29,184,605		30,224,433		31,671,768	35,236,098	37,125,345

Diluted	29,667,037	29,199,566		30,224,433		31,679,614	35,275,327	37,149,595

Diluted earnings per share:

Before cumulative effect of accounting changes	$1.08	$.43		$1.25		$1.51	$1.48	$1.37

Cumulative effect of accounting changes (3)	—	—		—		—	$(0.06)	—

Net income	$1.08	$.43		$1.25		$1.51	$1.42	$1.37

Cash dividends per common share	$.54	$.54		$.53		$.49	$.45	$.41

Book value per common share	$12.08	$10.99		$10.99		$11.41	$10.97	$10.83

(1)	Includes a charge of $4,635,000 or $.16 per share related to the cost of Akron, Ohio plant closure.

(2)	Includes $3,900,000 in North America from consideration received due to the demutualization of an insurance carrier and the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 or $.07 per share related to these events.

(3)	On November 20,1997, The FASB Emerging Issues Task Force issued a new ruling which requires the write-off of business process re-engineering costs. Accordingly, $3,237,000 of such costs capitalized as of August 31, 1997 were written off in the quarter ending November 30, 1997. This write-off, net of income taxes, amounted to $2,007,000 or $.06 per common share and was accounted for as a change in accounting.

A. Schulman, Inc.
Corporate Information

The Board of Directors	Executive Officers	Corporate Headquarters

Robert A. Stefanko Chairman Terry L. Haines President and Chief Executive Officer	Terry L. Haines President and Chief Executive Officer Robert A. Stefanko Chairman, Chief Financial Officer and Treasurer	A. Schulman, Inc. 3550 West Market Street Akron, OH 44333 (330) 666-3751 www.aschulman.com

Joseph M. Gingo
Senior Vice President,
Technology and Global Products Planning,
The Goodyear Tire and Rubber Company

Willard R. Holland
Former Chairman,
FirstEnergy Corp.

James A. Karman
Former Vice Chairman, RPM, Inc.

James S. Marlen
Chairman, President and Chief Executive Officer,
Ameron International Corporation

Dr. Peggy Gordon Miller
President,
South Dakota State University

Alain C. Adam
Vice President— International Automotive Operations

Ronald G. Andres
Vice President— North American Manufacturing

John M. Myles
Vice President— North American Purchasing

Dr. Rengarajan Ramesh
Vice President— Technology

Barry A. Rhodes
Vice President— North American Sales

James H. Berick
Secretary	Domestic Offices
International Automotive Marketing Center
2100 East Maple Road
Birmingham, MI 48009-6524
(248) 643-6100

Midwest Regional Sales Office
Embassy Plaza
1933 N. Meacham Road, Suite 500
Schaumburg, IL 60173
(847) 397-3973

Western Regional Sales Office
600 South Lake Avenue, Suite 506
Pasadena, CA 91106
(626) 792-0053

Dr. Paul Craig Roberts Chairman, The Institute for Political Economy Rene C. Rombouts General Manager-Europe John B. Yasinsky Former Chairman, OMNOVA Solutions, Inc.	European Operations Rene C. Rombouts General Manager— Europe Otto H. Bruder Associate General Manager— Europe Jack B. Taylor Associate General Manager— Europe	Technology Centers
A. Schulman, Inc.
Product Technology Center
1183 Home Avenue
Akron, Ohio 44310
(330) 630-3315

A. Schulman, Inc.
Color Technology Center
1475 Wolf Creek Trail
Sharon Center, Ohio 44274
(330) 239-0101

Annual Meeting of Stockholders will be held on Thursday, December 5, 2002, at 10 AM E.S.T., at the Hilton Inn West 3180 West Market Street Akron, Ohio 44333	Independent Accountants PricewaterhouseCoopers LLP BP Tower 27th Floor 200 Public Square Cleveland, Ohio 44114-2301	Transfer Agent National City Bank Corporate Trust Operations P.O. Box 92301 Cleveland, OH 44193-0900	The annual report to the Securities and Exchange Commission, Form 10-K, will be made available upon request without charge. Write:

	Stock Listing The common stock of A. Schulman, Inc. is traded and quoted through the NASDAQ National Market System. Symbol: SHLM	Any questions regarding shareholder records should be directed to: National City Bank 800-622-6757 E-mail address: shareholder.inquiries@nationalcity.com	Robert A. Stefanko, Chairman and Chief Financial Officer A. Schulman, Inc. 3550 West Market Street Akron, Ohio 44333

Foreign Offices	Plants

Wurselen, Germany
A. Schulman Europe GmbH
Monnetstrasse 7
52146 Wurselen
49-2405-45270
Bornem, Belgium
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211
Kerpen, Germany
A. Schulman GmbH
Huttenstra(beta)e 211
50170 Kerpen
49-2273-5610
Paris, France
A. Schulman, S.A./Diffusion
Plastique
Immeuble Dynasteur
10/12 rue Andras Beck
92360 Meudon-la-Foret
33-1-4107-7500
Crumlin, South Wales (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090
Zurich, Switzerland
A. Schulman AG
Kernstrasse 10
8004 Zurich
41-1-241-6030
Warsaw, Poland
A. Schulman Polska Sp. z o.o.
ul. Instalatorow 9
02-237 Warsaw
48-22-868-2682
Budapest, Hungary
A. Schulman Hungary Kft.
XI. Bezirk, Bartfai u. 54
1115 Budapest
36-1-203-4265
Prague, Czech Republic
A. Schulman GmbH
Branch Prague
Jeremenkova 43
14700 Prague 4
420-2-61090100	Gorla Maggiore, Italy
A. Schulman Plastics, S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741
Barcelona, Spain
A. Schulman S.L.
BCIN — Pol. Ind Les Guixeres s/n
08915 Barcelona/Badalona
34-93-464-8043
Mississauga, Ontario, Canada
L5R 3G5
A. Schulman Canada Ltd.
5770 Hurontario Street, Suite 602
(905) 568-8470
Mexico City, Mexico
A. Schulman de Mexico, S.A. de C.V.
Manuel E. Izaguirre #13
Despacho 304 — Ciudad Satelite
Naucalpan, Edo. de Mexico 53100
52-555-393-1216
Monterrey, Mexico
A. Schulman de Mexico, S.A. de C.V.
Avenida Lazaro Cardenas 2400 PTE
Condominio los Soles Office PB— 17
Colonia Reas San Agustin
San Pedro Garza Garcia,
N.L. Mexico 66220
52-818-363-5072
San Luis Potosi, Mexico
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
52-444-824-0708

Representative Offices
Kuala Lumpur, Malaysia
A. Schulman Plastics NV
Representative Office
A-5-1 Crown Tower
Mont Kiara Astana
Jalan 3/70C
Off Jalan Bukit Kiara
50480 Kuala Lumpur
60-3-6201-7460	Bellevue, Ohio 44811
350 North Buckeye Street
(419) 483-2931
Orange, Texas 77630
(Dispersion Plant)
3007 Burnett
(409) 883-9371
Sharon Center, Ohio 44274
(Specialty Compounding Division)
1475 Wolf Creek Trail
(330) 239-0101
Nashville, Tennessee 37211-3333
481 Allied Drive
(615) 333-3453
Orange, Texas 77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331
Bornem, Belgium
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211
Kerpen, Germany
A. Schulman GmbH
Huttenstra(beta)e 211
50170 Kerpen
49-2273-5610
Crumlin, South Wales (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090
Givet, France
A. Schulman Plastics S.A.
Rue Alex Schulman
08600 Givet
33-24-427161	Gorla Maggiore, Italy
A. Schulman Plastics S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741
East Java, Indonesia
PT A. Schulman Plastics
Desa Ngerong — Gempol
Kab. Pasuruan
62-343-85-42-40
St. Thomas, Ontario, Canada
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519) 633-3451
San Luis Potosi, Mexico
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
52-444-824-0708

[A. SCHULMAN LOGO]

3550 West Market Street, Akron, Ohio 44333 • 330/666-3751
WWW.ASCHULMAN.COM