Form 10-K, Exhibit 13
period 2003-08-31
SCHULMAN A INC
filed 2003-11-25
CIK 87565

Exhibit 13

Company’s 2003 Annual Report to Stockholders

A. Schulman

2003 Annual Report

75

75 YEARS OF INNOVATION

ABOUT THE COMPANY

     A. Schulman, Inc. is a leading international supplier of high-performance plastic compounds and resins, which are used as raw materials in a variety of consumer, industrial, automotive and packaging applications. The Company’s principal product lines consist of proprietary and custom-formulated engineered plastic compounds, color concentrates and additives that improve the appearance and performance of plastics.

     End-use markets include packaging, automotive/transportation, agriculture, appliances, electronics/ electrical, furniture, building/construction, lawn and garden, medical/hygiene, and sports/recreation.

     The Company is committed to providing innovative products, technical expertise and design solutions to its customers. It meets the requirements of a diverse customer base by providing unparalleled service and continual improvement.

     Headquartered in Akron, Ohio, A. Schulman employs about 2,400 people and operates 12 manufacturing facilities in North America, Europe and the Asia-Pacific region. In addition, North America and Europe have facilities that provide technology and new product development capabilities for customers throughout the world.

ABOUT THE COVER

     Much has changed in the 75 years since Alex Schulman founded the Company in 1928. What hasn’t changed is A. Schulman’s long-standing commitment to product innovation and customer service. Throughout the years, the quality, performance and technological advancements of A. Schulman’s products have provided a wide range of important benefits in countless applications for a variety of markets.

75 YEARS OF INNOVATION

A. Schulman, Inc.
FINANCIAL HIGHLIGHTS

	Year Ended August 31,

	2003	2002	2001

Net sales	$1,100,457,000	$966,593,000	$975,221,000
Net income(1)(2)	$15,954,000	$32,154,000	$12,692,000
Diluted earnings per share of common stock(1)(2)	$0.53	$1.08	$0.43
Capital expenditures	$19,509,000	$26,765,000	$33,374,000
Long-term debt and other non-current liabilities	$120,152,000	$124,509,000	$144,657,000
Long-term liabilities to capital	23.9%	25.9%	31.0%
Stockholders’ equity	$382,821,000	$356,361,000	$322,079,000
Book value per common share	$12.91	$12.08	$10.99
Number of stockholders of record	659	674	763
Cash dividends per share
1st Quarter	$0.135	$0.135	$0.135
2nd Quarter	0.135	0.135	0.135
3rd Quarter	0.135	0.135	0.135
4th Quarter	0.135	0.135	0.135

	$0.540	$0.540	$0.540

Common stock price range	High — Low	High — Low	High — Low
1st Quarter	$21.37 — 13.41	$13.92 — 8.98	$12.63 — 8.94
2nd Quarter	$19.50 — 13.40	$18.70 — 12.59	$14.00 — 9.25
3rd Quarter	$17.19 — 12.91	$24.78 — 16.87	$13.20 — 10.55
4th Quarter	$18.19 — 14.75	$22.12 — 16.63	$14.43 — 11.45

(1)	Year ended August 31, 2003 includes a charge of $8,616,000 related to North America restructuring.

(2)	Year ended August 31, 2001 includes a charge of $4,635,000 related to the cost of Akron, Ohio plant closure.

     Terry L. Haines, right and Robert A. Stefanko

TO OUR STOCKHOLDERS:

     Our 75th anniversary was a milestone for A. Schulman. During fiscal 2003, we achieved record sales, restructured our North American operations and continued to expand our global operations. We exceeded one billion dollars in sales for the second time in the Company’s history.

     Despite encountering numerous economic challenges, we responded rapidly to changing market conditions. Our performance reflects our ongoing commitment to innovation, customer service and shareholder value that we have demonstrated throughout our 75-year history.

REVIEW OF FINANCIAL RESULTS

     Sales for fiscal 2003 were a record $1.1 billion, an increase of 13.8% over sales of $966.6 million for the 2002 fiscal year. Tonnage was up 1.3% for the year and the translation effect of foreign currencies increased sales by 9.3% or $90.1 million. Price and product mix were responsible for 3.2% of the increase in sales for the year.

     Net income for the 2003 fiscal year was $15,954,000 or $.53 per diluted share. Net income included restructuring charges for North America of $8,616,000. Net income for the 2002 fiscal year was $32,154,000 or $1.08 per diluted share.

     Sales for the fourth quarter ended August 31, 2003 were $267 million, a 4.6% increase over sales of $255.3 million for the same period last year. Tonnage was down 1.7% for the quarter and lower pricing and changes in product mix reduced sales by 0.7%. However, the translation effect of foreign currencies increased sales for the quarter by $17,916,000 or 7%.

     Net income for the fiscal 2003 fourth quarter was $557,000 or $.02 per diluted share compared with earnings of $10,783,000 or $.36 per diluted share for the same quarter last year. The 2003 fourth quarter included North American restructuring charges of $4,523,000.

     The translation effect of foreign currencies, primarily the Euro, had a significant effect on net income, increasing it by $691,000 or $.03 per share for the quarter and $5,782,000 or $.20 per share for the year.

     The fourth quarter of fiscal 2003 also included income after tax of $657,000 or $.02 per share from the settlement of a business interruption claim in our European operations. The total amount of income, after tax, included in fiscal 2003 for this settlement was $1,214,000 or $.04 per share.

EUROPE AND NORTH AMERICA

     For the full year, our European operations generated good results in an extremely difficult environment. Sales for fiscal 2003 were $706.8 million, an increase of $128.1 million or 22%. The translation effect of foreign currencies accounted for $93.9 million of this increase. Operating income was $65.9 million for the year, an increase of $7.4 million or 13%. European tonnage was up 1.5%, but gross margins declined to 17.5% from 18.3% primarily due to higher costs of plastic resins and competitive price pressures.

     European operating profit for the fiscal 2003 fourth quarter was $13.3 million, a decline of $9.4 million from a year ago. Tonnage was up 3.4%, but the gross profit margin of 16.4% was down from last year’s gross profit margin of 20.6%. The margin decline was due to the higher cost of resins, competitive price pressures and higher costs in our manufacturing operations. Operating expenses were also up for the quarter.

     North American sales for fiscal 2003 were $393.6 million, an increase of 1.5% from last year’s sales of $387.9 million. Tonnage was flat for the year. North America incurred an operating loss of $18.9 million for the year, including restructuring charges of $2.4 million. In fiscal 2002, North America had an operating profit of $2.6 million. The major reason for the loss was the large decline in gross profit margins. These margins decreased from 14% last year to 9.3% in fiscal 2003. The margins were lower due to strong competitive price pressures, the higher cost of plastic resins and the difficulty of obtaining sufficient price increases to cover higher material costs, especially in the automotive industry. In addition, margins were reduced by $2.3 million of implementation costs for our profit improvement program in the U.S. This program focused on the U.S. operations and was designed to improve our cost efficiencies and profitability.

     The softness in the U.S. economy was especially apparent in our fourth quarter ended August 31, 2003. Sales in North America declined $6.4 million or 6.3%, volume declined 9% and gross profit margins fell to 6.9% from 13.2% in the same quarter last year. The North American operations had an operating loss of $5.8 million, including $2.4 million of restructuring charges compared with an operating profit of $2.3 million in last year’s fourth quarter.

RESTRUCTURING AND PROFIT IMPROVEMENT PROGRAM

     Due to the difficult economic environment in North America, we decided to restructure our North American operations. The purpose of the restructuring was to increase operational efficiencies and to lower our cost structure so we could effectively compete in the years ahead.

     Total restructuring charges for our North American operations were $4,523,000 for the 2003 fourth quarter and $8,616,000 for the fiscal 2003 year. These charges for the year include $4.6 million for the termination of manufacturing and the disposal of assets at the Dispersion plant in Orange,Texas. The closing, completed in August 2003, will generate approximately $5 million in annual savings. The plant had an annual production capacity of approximately 60 million pounds or about 12% of our North American capacity.

     Also included in the total restructuring charge is $1.3 million for equipment and other assets related to a line of products that was dropped due to low margins and lack of acceptable growth opportunities. We also incurred $653,000 of restructuring charges in The Sunprene Company, our joint venture with MKV. This related to the disposal of assets that were no longer required due to efficiencies generated by the installation of new equipment added over the last two years.

     The remaining balance of the restructuring charge is related to reductions in the workforce throughout our North American operations, including the corporate office. These reductions were the result of the reorganization of our business processes and efficiencies derived from our manufacturing operations.

     The North American profit improvement program we initiated in January 2003 is now completed. This program, along with the closing of our Dispersion plant, is expected to generate total annual savings of approximately $15 million beginning in fiscal 2004.

EFFECTIVE TAX RATES

     The fiscal 2003 effective tax rates were 87.5% for the fourth quarter and 57.6% for the year. These rates are higher than the statutory rate of 35% because no tax benefits have been recorded on the losses in the United States.

CAPITAL INVESTMENTS

     Capital expenditures for fiscal 2003 were $19.5 million.

     In June 2003, we commenced operation of our third manufacturing line in Indonesia. This line, including the ancillary equipment and warehousing space, cost $2.1 million and has an annual capacity of approximately 14 million pounds. In February 2003, we started production at our new color concentrate facility in Mexico. This facility includes two new manufacturing lines with an annual capacity of 5 million pounds of color concentrates for film, packaging and consumer products. Our investment of $3.5 million added approximately 40,000 square feet of production space to the existing facility.

     We are currently building new manufacturing facilities in Poland and China. The plant in Poland will cost approximately $3 million, with start-up scheduled for March 2004. The plant will have an annual capacity of about 3 million pounds, primarily for the production of valued-added concentrates. Our new manufacturing facility in China will cost approximately $7.4 million and is scheduled to start production in the late spring of 2004. This facility will have an annual capacity of 40 million pounds to serve customers in the film, packaging and automotive markets in China. We are excited about the prospects for this facility and the opportunities for future growth.

CASH DIVIDENDS

     Cash dividends on common stock for fiscal 2003 were $.54 per share, the same amount as last year. In October 2003, the Board of Directors declared the regular quarterly dividend of $.135 per share which is payable November 5, 2003 to shareholders of record on October 13, 2003. We have had a consistent dividend record throughout our history and the current dividend rate provides an attractive yield in today’s environment of low interest rates. The recent reduction in the U.S. tax rates on dividends further enhances the payout to shareholders. We have a strong balance sheet and it remains our intention to reward shareholders for their investment in A. Schulman.

MANAGEMENT

     René Rombouts, General Manager of our European operations since 1993, retired on February 28, 2003. His vision, dedication and leadership were instrumental in the growth and success of our European operations during his tenure.

     Jack Taylor assumed the leadership of our European operations on March 1, 2003. Mr. Taylor has been with A. Schulman since 1978 and has held a number of management positions in sales, manufacturing and general management. His knowledge and experience will enable us to continue our expansion in Europe and other areas of the world.

     In October 2003, Rengarajan Ramesh, our Vice President of Technology, decided to leave A. Schulman for a new position in water technology. He left on October 31, 2003.

     John M. Myles was appointed Vice President of Research and Development on October 27, 2003. Mr. Myles had been Vice President of North American Purchasing since 1997. He has more than 30 years of experience in plastics technology, manufacturing and sales and marketing. His expertise and experience will be important assets in directing our global technology and helping us achieve our strategic goals. Other members of senior management will assume the purchasing duties for at least the short term.

BOARD OF DIRECTORS

     We have strengthened our Board with the election of Ernest J. Novak, Jr. Mr. Novak is the retired managing partner of the Cleveland office of Ernst & Young. He will fill the unexpired term of René C. Rombouts who retired effective February 28, 2003. Mr. Novak’s term will expire in December 2003. We are privileged to add Mr. Novak’s considerable accounting and strategic expertise to our Audit Committee and Board of Directors.

BUSINESS REVIEW AND OUTLOOK

     Fiscal 2003 was a very challenging year, especially in North America. Business was softer than anticipated and margins declined due to higher resin prices, lower volumes in a weak economic climate and competitive pressures, which prevented the full recovery of raw material cost increases. Early in our fiscal year, it became apparent that we would continue to have a difficult economic environment. We reacted quickly by initiating our profit improvement program and also decided to close our Dispersion plant. Clearly both of these actions were required to meet the rapid change in business conditions in order to compete effectively in today’s markets. We have lowered our cost structure and established a solid base for improved earnings in the years ahead.

     We have recently noted improvement in North America and our business in Europe remains quite good. In addition, the higher value of the Euro will have a positive impact on our European earnings. Currently, it appears that first-quarter earnings for fiscal 2004 should at least equal last year’s first quarter of $.28 per share. With improving business conditions and our lower cost structure, we believe fiscal 2004 will show significant improvement in earnings.

     We thank our stockholders for their continued support of A. Schulman, and we appreciate the efforts and ongoing dedication of our employees throughout the world.

Terry L. Haines	Robert A. Stefanko
President and Chief Executive Officer	Chairman
November 3, 2003

     A. Schulman has developed materials for use in a variety of sport and leisure applications, placing an emphasis on durability, functionality, dependability and safety.

     Snowboards, boats, golf carts, motorbikes, playground equipment, baseball helmets, and fish holding tanks are among the many end products that benefit from the Company’s technology expertise.

LEADING INNOVATION IN PRODUCT DEVELOPMENT

     As a worldwide technology leader, A. Schulman continually uncovers new opportunities to serve growing markets through product development. The Company’s ongoing policy is to meet and exceed customer expectations through performance, support, delivery and constant improvement.

     Serving the changing needs of the marketplace is the driving force at A. Schulman’s technology centers in North America and Europe. For example, increasing market demand for environmentally friendly and safer products has led to the development of several recent innovations.

     One of the Company’s most innovative and useful products is Invision™, an environmentally preferred alternative to polyvinyl chloride (PVC). Invision™ is used in handles, grips and trim for automobiles; furniture; and other markets. It is superior to PVC because of its light weight, colorability, and resistance to scratching, weathering and moisture.

     Recent A. Schulman innovations include Aqua-Sol™, a polymer that is biodegradable and dissolves in water, making it more environmentally friendly for uses such as medical packaging, labels, barrier and embroidery films, and other applications. The Company is leading the development of water injection technology, which offers faster cycle times and other economic benefits over gas injection technology, for applications including automotive parts; “white” goods such as pipes, hoses and drains; and “brown” goods such as armrests and table and chair legs. It also is a leader in developing laser weldable thermoplastics for medical equipment and automotive components; and nanotechnology to enable the use of super-stiff polypropylene to replace PVC materials in injection molding and extrusion applications.

     The packaging and automotive industries are the two largest markets for the Company’s products. In addition, A. Schulman offers a wide range of products for a variety of applications in the agricultural, appliance, building and construction, electronics, furniture, lawn and garden, medical, and sports markets.

     A. Schulman serves customers all over the world. Its long-term global expansion is continuing with new manufacturing facilities currently under construction in China and Poland.

     The Company is strong financially and maintains what analysts describe as one of the best balance sheets in the specialty chemical sector.

     Through its unique combination of innovation and customer service, strong strategic positioning for global growth and deep-rooted dedication to financial stability, A. Schulman is committed to delivering solid value for its customers and shareholders.

     Many features of the Honda Pilot SUV, including the armrests, door handles, cargo pocket net, and rear step pad, have been enhanced by A. Schulman products such as Invision™ and other polymer materials.

     The Company’s products help provide a soft, warm, leather-like look and feel to the vehicle while meeting the ever-increasing performance demands for the automotive interior.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF INCOME

	Year Ended August 31,

	2003	2002	2001

Net Sales	$1,100,457,000	$966,593,000	$975,221,000
Interest and Other Income	2,067,000	2,179,000	1,969,000

Total	1,102,524,000	968,772,000	977,190,000

Costs and Expenses:
Cost of sales	940,152,000	806,260,000	841,957,000
Selling, general and administrative expenses	111,572,000	97,655,000	94,535,000
Interest expense	4,764,000	5,531,000	7,087,000
Foreign currency transaction (gains) losses	1,293,000	459,000	(1,043,000)
Minority interest	909,000	1,286,000	1,155,000
Restructuring expense — North America	6,237,000	—	4,635,000

	1,064,927,000	911,191,000	948,326,000

Income Before Taxes	37,597,000	57,581,000	28,864,000
Provision for U.S. and Foreign Income Taxes	21,643,000	25,427,000	16,172,000

Net Income	$15,954,000	$32,154,000	$12,692,000

Weighted-average Number of Shares Outstanding:
Basic	29,496,281	29,296,435	29,184,605
Diluted	29,845,497	29,667,037	29,199,566
Earnings per Share of Common Stock:
Basic	$0.54	$1.10	$0.43
Diluted	$0.53	$1.08	$0.43

The accompanying notes are an integral part of the consolidated financial statements.

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

				Accumulated			Unearned
				Other			Stock	Total
	Preferred	Common	Other	Comprehensive	Retained	Treasury	Grant	Stockholders'
	Stock	Stock	Capital	Income	Earnings	Stock	Compensation	Equity

Balance at August 31, 2000	$1,057,000	$38,381,000	$47,652,000	$(48,003,000)	$449,368,000	$(162,391,000)	$(2,603,000)	$323,461,000
Comprehensive income for 2001:
Net income for 2001					12,692,000
Foreign currency translation gain				2,683,000
Minimum pension liability adjustment (net of tax of $220,000)				375,000
Total comprehensive income								15,750,000
Cash dividends paid or accrued:
Preferred stock, $5 per share					(53,000)			(53,000)
Common stock, $.54 per share					(15,865,000)			(15,865,000)
Purchase of treasury stock						(1,840,000)		(1,840,000)
Issue of restricted stock		43,000	(280,000)					(237,000)
Grant of restricted stock			1,132,000				(1,132,000)	—
Amortization of restricted stock							863,000	863,000

Balance at August 31, 2001	1,057,000	38,424,000	48,504,000	(44,945,000)	446,142,000	(164,231,000)	(2,872,000)	322,079,000
Comprehensive income for 2002:
Net income for 2002					32,154,000
Foreign currency translation gain				13,740,000
Minimum pension liability adjustment (net of tax of $14,000)				(25,000)
Total comprehensive income								45,869,000
Cash dividends paid or accrued:
Preferred stock, $5 per share					(53,000)			(53,000)
Common stock, $.54 per share					(15,973,000)			(15,973,000)
Stock options exercised		206,000	3,370,000					3,576,000
Grant of restricted stock			100,000				(100,000)	—
Amortization of restricted stock							863,000	863,000

Balance at August 31, 2002	1,057,000	38,630,000	51,974,000	(31,230,000)	462,270,000	(164,231,000)	(2,109,000)	356,361,000
Comprehensive income for 2003:
Net income for 2003					15,954,000
Foreign currency translation gain				21,687,000
Minimum pension liability adjustment (net of tax of $640,000)				1,178,000
Total comprehensive income								38,819,000
Cash dividends paid or accrued:
Preferred stock, $5 per share					(53,000)			(53,000)
Common stock, $.54 per share					(16,067,000)			(16,067,000)
Stock options exercised		151,000	1,147,000					1,298,000
Grant of restricted stock			1,585,000				(1,585,000)	—
Non-cash stock based compensation			1,329,000					1,329,000
Amortization of restricted stock							1,134,000	1,134,000

Balance at August 31, 2003	$1,057,000	$38,781,000	$56,035,000	$(8,365,000)	$462,104,000	$(164,231,000)	$(2,560,000)	$382,821,000

A. Schulman, Inc.
CONSOLIDATED BALANCE SHEET

	August 31,	August 31,
	2003	2002

ASSETS
Current Assets:
Cash and cash equivalents	$62,816,000	$63,984,000
Accounts receivable, less allowance for doubtful accounts of $8,814,000 in 2003 and $6,912,000 in 2002	177,381,000	172,327,000
Inventories, average cost or market, whichever is lower	193,517,000	169,719,000
Prepaids, including tax effect of temporary differences	13,259,000	13,257,000

Total Current Assets	446,973,000	419,287,000

Other Assets:
Cash surrender value of life insurance	411,000	352,000
Deferred charges, etc., including tax effect of temporary differences	16,259,000	8,474,000
Goodwill	6,808,000	6,558,000
Intangible assets	392,000	545,000

	23,870,000	15,929,000

Property, Plant and Equipment, at cost:
Land and improvements	12,253,000	11,408,000
Buildings and leasehold improvements	112,323,000	103,536,000
Machinery and equipment	261,709,000	254,431,000
Furniture and fixtures	29,601,000	26,811,000
Construction in progress	5,053,000	6,625,000

	420,939,000	402,811,000
Accumulated depreciation and investment grants of $1,177,000 in 2003 and $937,000 in 2002	247,910,000	225,695,000

	173,029,000	177,116,000

	$643,872,000	$612,332,000

The accompanying notes are an integral part of the consolidated financial statements.

	August 31,	August 31,
	2003	2002

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Notes payable	$24,000	$—
Current portion of long-term debt	460,000	413,000
Accounts payable	66,347,000	71,107,000
U.S. and foreign income taxes payable	9,620,000	6,751,000
Accrued payrolls, taxes and related benefits	22,142,000	22,688,000
Other accrued liabilities	28,914,000	17,373,000

Total Current Liabilities	127,507,000	118,332,000

Long-term Debt	68,698,000	81,038,000
Other Long-term Liabilities	51,454,000	43,471,000
Deferred Income Taxes	7,911,000	6,957,000
Minority Interest	5,481,000	6,173,000
Commitments and Contingencies	—	—
Stockholders’ Equity:
Preferred stock, 5% cumulative, $100 par value, authorized, issued and outstanding — 10,567 shares in 2003 and 2002	1,057,000	1,057,000
Special stock, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $1 par value
Authorized — 75,000,000 shares Issued — 38,781,192 shares in 2003 and 38,629,967 shares in 2002	38,781,000	38,630,000
Other capital	56,035,000	51,974,000
Accumulated other comprehensive income	(8,365,000)	(31,230,000)
Retained earnings	462,104,000	462,270,000
Treasury stock, at cost, 9,211,095 shares in 2003 and 2002	(164,231,000)	(164,231,000)
Unearned stock grant compensation	(2,560,000)	(2,109,000)

Common Stockholders’ Equity	381,764,000	355,304,000

Total Stockholders’ Equity	382,821,000	356,361,000

	$643,872,000	$612,332,000

A. Schulman, Inc.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended August 31,

	2003	2002	2001

Provided from (used in) operating activities:
Net income	$15,954,000	$32,154,000	$12,692,000
Items not requiring the current use of cash:
Depreciation	24,703,000	22,812,000	21,054,000
Non-current deferred taxes	(6,319,000)	1,954,000	(463,000)
Foreign pension and other deferred compensation	6,070,000	2,908,000	1,884,000
Postretirement benefit obligation	841,000	567,000	(1,347,000)
Minority interest in net income of subsidiaries	909,000	1,288,000	1,155,000
Restructuring charges	5,246,000	—	3,230,000
Changes in working capital:
Accounts receivable	3,843,000	3,414,000	4,350,000
Inventories	(13,915,000)	(4,570,000)	26,059,000
Prepaids	(777,000)	2,306,000	1,374,000
Accounts payable	(10,446,000)	6,234,000	(9,803,000)
Income taxes	6,965,000	(869,000)	(2,635,000)
Accrued payrolls and other accrued liabilities	5,647,000	1,199,000	3,271,000
Changes in other assets and other long-term liabilities	1,020,000	2,380,000	(1,647,000)

Net cash provided from operating activities	39,741,000	71,777,000	59,174,000

Provided from (used in) investing activities:
Expenditures for property, plant and equipment	(19,509,000)	(26,765,000)	(33,374,000)
Disposals of property, plant and equipment	1,447,000	605,000	998,000

Net cash used in investing activities	(18,062,000)	(26,160,000)	(32,376,000)

Provided from (used in) financing activities:
Cash dividends paid	(16,120,000)	(16,026,000)	(15,918,000)
Increase (decrease) of notes payable	25,000	(323,000)	(7,663,000)
Reduction of long-term debt	(12,449,000)	(24,338,000)	(260,000)
Increase of long-term debt	—	—	22,000,000
Cash distributions to minority shareholders	(1,600,000)	(675,000)	(525,000)
Exercise of stock options	1,298,000	3,576,000	—
Investment grants from foreign countries	—	47,000	—
Purchase of treasury stock	—	—	(1,840,000)

Net cash used in financing activities	(28,846,000)	(37,739,000)	(4,206,000)

Effect of exchange rate changes on cash	5,999,000	3,520,000	3,128,000

Net increase (decrease) in cash and cash equivalents	(1,168,000)	11,398,000	25,720,000
Cash and cash equivalents at beginning of year	63,984,000	52,586,000	26,866,000

Cash and cash equivalents at end of year	$62,816,000	$63,984,000	$52,586,000

Cash paid during the year for:
Interest	$4,565,000	$5,362,000	$6,908,000
Income Taxes	$25,781,000	$20,030,000	$17,929,000

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

Cash Equivalents and Short-Term Investments

     All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $30,582,000 at August 31, 2003 and $35,824,000 at August 31, 2002. Investments with maturities between 3 and 12 months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.

Revenue Recognition

     The Company’s accounting policy regarding revenue recognition is to recognize revenue when products are shipped to unaffiliated customers and both title and the risks and rewards of ownership are transferred. The Company provides tolling services as a fee for processing of material provided and owned by customers. On some occasions, the Company is required to provide certain amounts of its materials, such as additives or packaging. These materials are charged to the customer as an addition to the tolling fees. The only amounts recorded as revenue related to tolling are the processing fees and the charges related to materials provided by the Company.

Depreciation

     It is the Company’s policy to depreciate the cost of property, plant and equipment over the estimated useful lives of the assets generally using the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

Buildings and leasehold improvements	10 to 40 years
Machinery and equipment	5 to 10 years
Computer equipment	3 to 5 years
Furniture and fixtures	5 to 10 years

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

Goodwill

     On September 1, 2001 the Company adopted the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” and therefore ceased amortizing goodwill as of that date. Prior to the adoption of SFAS No. 142, the Company amortized goodwill, on a straight-line basis, over periods ranging from 5 years to 25 years. The Company conducts a formal impairment test of goodwill at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Income Taxes

     Income taxes are recognized during the year in which transactions enter into the determination of financial statement income. Accordingly, deferred taxes are provided for temporary differences between the book and tax bases of assets and liabilities.

Retirement Plans

     The Company has several defined benefit and defined contribution plans covering certain employees in the U.S. and in foreign countries. For certain plans in the U.S., pension funding is based on an amount paid to trust funds at an agreed rate for each hour for which employees are paid. For one U.S. plan, the policy is to fund amounts to cover current cost and amortize prior service costs over approximately 30 years. The U.S. defined benefit pension plan was terminated during fiscal year 2003.

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

A. Schulman, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reclassification

     Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2003 presentation.

Stock-Based Compensation

     In 2003 the Company adopted the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” The Company continues to apply the intrinsic-value based method to account for stock options granted to employees or Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant. No compensation expense is recognized for stock options granted, except for provisionally granted awards.

     Stock options granted for plans that are subject to shareholder approval are provisional and use the date of the shareholder approval as the measurement date under APB Opinion No. 25. Accordingly, compensation cost for provisionally granted stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the grant date over the amount of the market price at the date of shareholder approval.

     The Company does recognize compensation expense related to the issuance of restricted stock. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards:

	(In thousands of $)

	2003	2002	2001

Net income, as reported	$15,954	$32,154	$12,692
Add: Stock-based employee compensation included in reported net income, net of tax	2,463	482	379
Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax where applicable	(2,393)	(910)	(675)

Pro forma net income	$16,024	$31,726	$12,396

Earnings per share:
Basic: as reported	$0.54	$1.10	$0.43
pro forma	$0.54	$1.08	$0.42
Diluted: as reported	$0.53	$1.08	$0.43
pro forma	$0.54	$1.07	$0.42

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

New Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses the recognition and remeasurement of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The provisions of SFAS 143 were adopted by the Company effective September 1, 2002. The adoption of SFAS 143 did not have a material impact on the Company’s financial position or results of operations.

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 applies to all long-lived assets, including discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. This Statement supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (“SFAS 121”) and the accounting and reporting provisions of APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions” (“APB30”), for the disposal of a segment of a business. The provisions of SFAS 144 were adopted by the Company effective September 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company’s financial position or results of operations.

     In July 2002, the FASB issued SFAS No. 146 (“SFAS 146”), “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company’s financial position or results of operations, except for the fiscal 2003 restructuring program.

     In January 2003, the FASB issued Interpretation Number 46, “Consolidation of Variable Interest Entities” (“FIN 46”). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 is not expected to have a material impact on the Company’s financial position or results of operations.

     In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS 149”), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective (with certain exceptions) for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

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

     Accumulated amortization for intangibles was $753,000, $520,000 and $398,000 at August 31, 2003, 2002 and 2001, respectively. Amortization expense for intangibles was $207,000 in 2003, $308,000 in 2002 and $260,000 in 2001. There was no amortization expense for goodwill in 2003 or 2002. Amortization expense for goodwill was $578,000 or $.02 per share in 2001. The Company does not anticipate any significant changes in amortization expense for intangibles in future periods.

     The carrying amount of goodwill for the European segment was $4,024,000 at August 31, 2003 and $3,774,000 at August 31, 2002. The carrying amount of goodwill for the North American segment was $2,784,000 at August 31, 2003 and 2002.

Note 3 — Investment Grants

     The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company’s European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities is depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $119,000 in 2003, $62,000 in 2002 and $60,000 in 2001.

Note 4 — Long-Term Debt and Credit Arrangements

	August 31,

	2003	2002

Revolving credit loan, 2.03% in 2003 and 2.4% in 2002	$18,000,000	$30,000,000
Senior notes, 7.27% due 2009	50,000,000	50,000,000
Capital lease obligations and other	698,000	1,038,000

	$68,698,000	$81,038,000

     The Company has a four-year $130,000,000 revolving credit agreement, expiring on October 3, 2005. Under terms of the agreement, the Company is required to satisfy certain financial and operating covenants including leverage ratio, interest coverage ratio and capitalization ratio. The revolving credit agreement is unsecured.

     The Company has an outstanding Private Placement Agreement for $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. In 1999, the Company completed an interest rate lock in order to reduce the interest cost over the life of the notes. Proceeds from this transaction totaling $630,000 have been deferred and will be amortized over the life of the loan, effectively reducing the annual interest rate from 7.27% to 7.14%. Under this agreement, as of August 31, 2003, approximately $36,000,000 of retained earnings was available for the payment of cash dividends. The Company’s latest review of the covenants under these agreements indicate no defaults or any non-compliance with their covenants.

     The Company has $22,000,000 of unsecured short-term lines of credit from various domestic banks. There were no short-term borrowings under these facilities at August 31, 2003 and 2002.

     The Company had $44,000,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 2003 and had $33,390,000 available at August 31, 2002. There was $24,000 borrowed at August 31, 2003 at a weighted average interest rate of 5.7% and there were no borrowings under these lines of credit at August 31, 2002.

     The Company leases certain land and buildings for its European segment under a capital lease. The total amount due on this capital lease at August 31, 2003 is $1,158,000.

     Aggregate maturities of debt (including capital lease obligations) subsequent to August 31, 2003 are as follows:

Fiscal 2004	$460,000
2005	18,214,000
2006	163,000
2007	321,000
2008	—
2009	50,000,000

Total	$69,158,000

A. Schulman, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — Foreign Currency Forward Contracts

     The Company enters into forward foreign exchange contracts to reduce its exposure for amounts due or payable in foreign currencies. These contracts limit the Company’s exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company does not hold or issue foreign exchange contracts for trading purposes. The following table presents a summary of foreign exchange contracts outstanding as of August 31, 2003 and August 31, 2002:

	2003		2002

	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value

Buy Currency:
Euro	$5,326,000	$5,300,000	$1,298,000	$1,289,000
U.S. dollar	49,000	50,000	—	—
British pound	158,000	158,000	1,778,000	1,781,000

	$5,533,000	$5,508,000	$3,076,000	$3,070,000

Sell Currency:
British pound	3,592,000	3,815,000	8,107,000	8,161,000
U.S. dollar	418,000	430,000	2,978,000	2,837,000
All other	2,788,000	2,820,000	1,862,000	1,851,000

	$6,798,000	$7,065,000	$12,947,000	$12,849,000

     The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. Foreign exchange contracts are entered into with several financial institutions having good credit ratings and generally have maturities of less than twelve months.

Note 6 — Income Taxes

     Income (loss) before taxes is as follows:

	Year Ended August 31,

	2003	2002	2001

Domestic	$(34,565,000)	$(13,127,000)	$(20,780,000)
Foreign	72,162,000	70,708,000	49,644,000

	$37,597,000	$57,581,000	$28,864,000

     The provisions for U.S. and foreign income taxes consist of the following:

	Year Ended August 31,

	2003	2002	2001

Current taxes:
U.S.	$476,000	$(1,164,000)	$591,000
Foreign	22,570,000	21,292,000	15,134,000

	23,046,000	20,128,000	15,725,000

Deferred taxes:
U.S.	98,000	4,248,000	(130,000)
Foreign	(1,501,000)	1,051,000	577,000

	(1,403,000)	5,299,000	447,000

	$21,643,000	$25,427,000	$16,172,000

     A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 57.6% in 2003, 44.2% in 2002, and 56.0% in 2001 is as follows:

	2003		2002		2001

		% of		% of		% of
		Pretax		Pretax		Pretax
(in thousands)	Amount	Income	Amount	Income	Amount	Income

Statutory U.S. tax rate	$13,159	35.0%	$20,153	35.0%	$10,102	35.0%
Amount of foreign income taxes less than U.S. taxes at statutory rate	(4,089)	(10.8)	(2,471)	(4.3)	(3,705)	(12.8)
Loss with no benefit	12,444	33.1	9,592	16.7	9,245	32.0
Settlement of prior year liability	—	—	(2,013)	(3.5)	—	—
Other, net	129	.3	166	.3	530	1.8

	$21,643	57.6%	$25,427	44.2%	$16,172	56.0%

     Deferred tax assets and (liabilities) consist of the following at August 31, 2003 and August 31, 2002:

(in thousands)	2003	2002

Pensions	$3,433	$2,346
Inventory reserves	745	1,168
Bad debt reserves	1,783	1,408
Accruals	3,768	3,795
Postretirement benefits other than pensions	5,440	5,272
Depreciation	2,095	2,154
Foreign tax credit carryforwards	18,892	12,956
Alternative minimum tax carryforwards	4,860	4,513
Net assets tax carryforwards	1,471	936
Net operating loss carryforwards	3,293	4,764
Other	3,872	3,381

Gross deferred tax assets	49,652	42,693
Valuation allowance	(33,763)	(26,593)

Total deferred tax assets	15,889	16,100

Depreciation	(12,080)	(13,478)
Inventory	(4,972)	(4,936)
Other	(1,183)	(1,612)

Gross deferred tax liabilities	(18,235)	(20,026)

	$(2,346)	$(3,926)

     The valuation allowance covers benefits for foreign tax credit carryforwards and other deferred tax assets in the United States which are not likely to be utilized. The foreign tax credit carryforwards will expire in periods from 2004 to 2008.

     The tax effect of temporary differences included in prepaids was $4,447,000 and $2,818,000 at August 31, 2003 and 2002 respectively. Deferred charges included $7,369,000 and $737,000 from the tax effect of temporary differences at August 31, 2003 and 2002 respectively. The tax effect of temporary differences included in accrued liabilities was $6,251,000 and $524,000 at August 31, 2003 and 2002 respectively.

     At August 31, 2003, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $297,922,000 because the Company intends to reinvest these earnings.

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

     Components of the plan obligations and assets, and the recorded liability at August 31, 2003 and 2002 are as follows:

	Pension Benefits		Other Postretirement Benefits

	2003	2002	2003	2002

Benefit obligation at beginning of year	$(34,791,000)	$(28,735,000)	$(15,256,000)	$(11,620,000)
Service cost	(1,386,000)	(1,111,000)	(750,000)	(696,000)
Interest cost	(2,311,000)	(1,837,000)	(1,038,000)	(825,000)
Plan amendments	(28,000)	—	—	—
Participant contributions	(194,000)	(172,000)	—	—
Curtailment gain (loss)	—	—	1,870,000	—
Actuarial gain (loss)	(5,261,000)	(1,544,000)	(8,426,000)	(3,093,000)
Benefits paid	3,775,000	899,000	884,000	978,000
Translation adjustment	(3,119,000)	(2,291,000)	—	—

Benefit obligation at end of year	$(43,315,000)	$(34,791,000)	$(22,716,000)	$(15,256,000)

Fair value of plan assets at beginning of year	$7,754,000	$7,427,000	$—	$—
Actual return on assets	146,000	(607,000)	—	—
Employer contributions	2,190,000	1,240,000	884,000	978,000
Participant contributions	194,000	172,000	—	—
Benefits paid	(3,775,000)	(899,000)	(884,000)	(978,000)
Translation adjustment	197,000	421,000	—	—

Fair value of plan assets at end of year	$6,706,000	$7,754,000	$—	$—

Underfunded	$(36,609,000)	$(27,037,000)	$(22,716,000)	$(15,256,000)
Unamortized
Net liability	316,000	427,000	—	—
Net (gain) loss	7,823,000	2,388,000	8,557,000	90,000
Prior year service cost	22,000	24,000	(1,384,000)	231,000

Net amount recognized	$(28,448,000)	$(24,198,000)	$(15,543,000)	$(14,935,000)

Amounts recognized in the statement of financial position consist of:
Prepaid benefit cost	$643,000	$25,000	$—	$—
Intangible asset	167,000	—	—	—
Other long-term liabilities	(30,638,000)	(24,515,000)	(15,543,000)	(14,935,000)
Deferred income taxes	—	90,000	—	—
Accumulated other comprehensive income	1,380,000	202,000	—	—

	$(28,448,000)	$(24,198,000)	$(15,543,000)	$(14,935,000)

The components of net periodic benefit cost of the years ended August 31 are as follows:

Service cost	$1,386,000	$1,111,000	$750,000	$696,000
Interest cost	2,311,000	1,837,000	1,038,000	825,000
Expected return on plan assets	(631,000)	(633,000)	—	—
Amortization of transition obligation	169,000	141,000	—	—
Amortization of prior service cost	4,000	4,000	(8,000)	(8,000)
Effect of plan amendment	28,000	—	—	(95,000)
Recognized net actuarial loss	100,000	—	—	—
Settlement/Curtailment (gain) loss	304,000	—	—	—

	$3,671,000	$2,460,000	$1,780,000	$1,418,000

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $43,315,000, $37,218,000 and $6,706,000 respectively as of August 31, 2003, and $34,791,000, $30,182,000 and $7,754,000 respectively as of August 31, 2002. The underfunded position is primarily related to the Company’s German pension plan, where funding is not required.

A. Schulman, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total pension contributions for multi-employer pension plans was $151,000 in 2003, $140,000 in 2002 and $153,000 in 2001. The total cost for defined contribution plans was $3,918,000 in 2003, $3,803,000 in 2002 and $3,436,000 in 2001. In 2003, the Company recorded termination benefits expense of approximately $273,000 related to the defined benefit plan of the Company’s Akron, Ohio plant, which was closed in December 2000.

     Actuarial assumptions used in the calculation of the recorded liability are as follows:

	2003	2002

Weighted — average assumptions as of August 31
Discount rate on pension plans	5.6%	6.4%
Discount rate on postretirement obligation	6.5%	7.0%
Return on pension plan assets	6.7%	8.1%
Rate of compensation increase	2.7%	2.6%
Projected health care cost trend rate	9.0%	10.0%
Ultimate health care rate	5.0%	5.0%
Year ultimate health care trend rate is achieved	2007	2007

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects at August 31, 2003:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease

Effect on total of service and interest cost components	$305,000	$(253,000)
Effect on postretirement obligation	$3,295,000	$(2,850,000)

     The Company has agreements with two current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to two employees or their beneficiaries for a ten-year period and is 100% vested. The liability required for these agreements was fully accrued and are included in other long-term liabilities as of August 31, 2003 and 2002. In connection with these agreements, the Company owns and is the beneficiary of life insurance policies amounting to $2,000,000.

Note 8 — Accumulated Other Comprehensive Income

     The components of Accumulated Other Comprehensive Income are as follows:

	2003	2002

Foreign currency translation	$6,985,000	$31,028,000
Minimum pension liability	1,380,000	202,000

	$8,365,000	$31,230,000

Note 9 — Incentive Stock Plans

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

     Effective in December 2002, the Company adopted the 2002 Equity Incentive Plan which provided for the grant of incentive stock options, non-qualified stock options, restricted stock awards and director deferred units for employees and non-employee directors.The option price of incentive stock options is the fair market value of the common shares on the date of the grant. In the case of non-qualified options, the Company intends that the option prices may not be less than 100% of the fair market value of the common shares on the date of the grant. All options become exercisable at the rate of 33% per year, commencing on the first anniversary date of the grant. Each option expires ten years from the date of the grant. On August 31, 2003, 3,782,100 shares are available for grant pursuant to the Company’s 2002 Equity Incentive Plan.

     The following is a summary with respect to nonqualified stock option activity for all of the plans:

	Year Ended August 31,

	2003		2002

	Weighted		Weighted
	Shares	Average	Shares	Average
	Under	Exercise	Under	Exercise
	Option	Price	Option	Price

Outstanding at beginning of year	1,709,425	$14.75	2,031,300	$15.20
Granted during the year	650,350	13.93	16,000	16.69
Exercised during the year	(101,475)	13.26	(206,000)	17.36
Cancelled during the year	(347,150)	17.52	(131,875)	17.88

Outstanding at end of year	1,911,150	14.05	1,709,425	14.75

Exercisable at end of year	886,426	14.58	900,506	15.93

     The following table summarizes information about nonqualified stock options outstanding at August 31, 2003:

			Weighted Average

Grant	Options	Options	Exercise	Remaining
Date	Outstanding	Exercisable	Price	Life (Years)

7/99	301,325	301,325	18.31	0.8
8/00	397,950	298,463	12.13	2.0
8/01	524,775	262,388	13.17	3.0
10/01	20,000	5,000	10.97	3.1
10/02	615,100	—	13.99	3.1
All other	52,000	19,250	14.89	2.5

     Under the 1991 Plan, restricted stock awards were as follows: 52,800 were granted on July 8, 1999, 79,000 were granted on August 30, 2000, 85,000 were granted on August 31, 2001 and 3,000 were granted on October 19, 2001. The fair market value on the date of grant in fiscal year 1999 was $18.31 per share, 2000 was $12.13 per share, 2001 was $13.17 per share and 2002 was $10.97 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Under the 2002 Plan, 81,800 shares of restricted stock were provisionally granted on October 18, 2002 at a fair market value of $13.99 per share and 7,000 were granted on February 3, 2003 at a fair market value of $15.40 per share.

     Unearned compensation for grants under the 1991 Plan representing the fair market value of the shares at the date of grant is charged to income over the five-year vesting period. Unearned compensation for grants under the 2002 Plan representing the fair market value of the shares at the date of grant is charged to income over the four-year vesting period. Compensation expense for restricted stock was $1,134,000 in 2003, $863,000 in 2002 and $863,000 in 2001.

     The weighted average fair value at the date of grant was $7.03, $3.96 and $3.23 for options granted in 2003, 2002, and 2001, respectively.

     As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and makes no charges against earnings with respect to options granted. See Note 1 for disclosure of pro forma information regarding Net Income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method.

     Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants:

	Year Ended August 31,

	2003	2002	2001

Expected life (years)	4	5	5
Interest rate	4.0%	4.3%	4.5 — 4.8%
Volatility	48%	43%	29%
Dividend yield	3.0%	3.2%	2.9%

Note 10 — Earnings per Common Share

     Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if common stock equivalents were exercised and then shared in the earnings of the Company.

     Under both the basic and diluted earnings per share calculations, reported net income is reduced by preferred dividends of $53,000. The weighted average number of common shares used is as follows:

	Year Ended August 31,

	2003	2002	2001

Basic	29,496,281	29,296,435	29,184,605
Diluted	29,845,497	29,667,037	29,199,566

     The difference between basic and diluted weighted-average common shares results from the assumed exercise of outstanding stock options and grants of restricted stock, calculated using the treasury stock method.

     The following stock equivalents, which represent certain stock options and restricted stock, are not included in the diluted earnings per share calculation because their effects are antidilutive:

	Year Ended August 31,

	2003	2002	2001

Stock equivalents	1,845,084	1,609,673	2,316,961

Note 11— Capital Stock and Stockholder Rights Plan

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

A. Schulman, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

Note 12 — Leases

     Total rental expense was $5,035,000 in 2003, $4,610,000 in 2002 and $4,456,000 in 2001. The future minimum rental commitments for non-cancelable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,	Minimum rental

2004	$2,819,000
2005	2,803,000
2006	1,452,000
2007	763,000
2008	327,000
Later years	—

$8,164,000

Note 13 — Segment Information

     The Company is engaged in the sale of plastic resins in various forms, which are used as raw materials by its customers. To identify reportable segments, the Company considered its operating structure and the types of information subject to regular review by executive management. On this basis, the Company operates primarily in two geographic business segments, North America and Europe.

     The North American segment includes operations in the United States, Canada, and Mexico. The Company’s European segment includes operations conducted in Belgium, France, Germany, Poland, Hungary, Indonesia, Italy, Spain, Switzerland, China and the United Kingdom. The accounting policies of each business segment are consistent with those described in the “Summary of Significant Accounting Policies.”

     Operating income includes all items except for interest income and expense. North American corporate expenses have not been allocated. Assets of geographic segments represent those assets identified with the operation of each segment.

	North
(in thousands)	America	Europe	Other	Consolidated

August 31, 2003
Sales to unaffiliated customers	$393,627	$706,830	$—	$1,100,457

Gross profit	$36,424	$123,881	$—	$160,305

Operating income (loss)	$(18,846)	$65,864	$—	$47,018
Interest expense, net	$—	$—	$(3,184)	$(3,184)
Restructuring expense (Note 17)	$—	$—	$(6,237)	$(6,237)

Income (loss) before taxes	$(18,846)	$65,864	$(9,421)	$37,597

Identifiable assets	$263,464	$380,408	$—	$643,872

Depreciation expense	$12,806	$11,897	$—	$24,703

Capital expenditures	$7,699	$11,810	$—	$19,509

August 31, 2002
Sales to unaffiliated customers	$387,856	$578,737	$—	$966,593

Gross profit	$54,176	$106,157	$—	$160,333

Operating income	$2,639	$58,504	$—	$61,143
Interest expense, net	$—	$—	$(3,562)	$(3,562)

Income before taxes	$2,639	$58,504	$(3,562)	$57,581

Identifiable assets	$266,923	$345,409	$—	$612,332

Depreciation expense	$13,305	$9,507	$—	$22,812

Capital expenditures	$9,309	$17,456	$—	$26,765

August 31, 2001
Sales to unaffiliated customers	$395,465	$579,756	$—	$975,221

Gross profit	$41,854	$91,411	$—	$133,265

Operating income (loss)	$(7,310)	$46,163	$—	$38,853
Restructuring expense (Note 17)	$—	$—	$(4,635)	$(4,635)
Interest expense, net	$—	$—	$(5,354)	$(5,354)

Income (loss) before taxes	$(7,310)	$46,163	$(9,989)	$28,864

Identifiable assets	$258,249	$320,422	$—	$578,671

Depreciation expense	$13,115	$7,939	$—	$21,054

Capital expenditures	$11,484	$21,890	$—	$33,374

     Below is a summary of sales point of origin and assets by location:

(in thousands)	2003	2002	2001

Net Sales
United States	$292,727	$287,182	$301,771
Germany	307,758	243,846	247,448
Other International	499,972	435,565	426,002

	$1,100,457	$966,593	$975,221

Long Lived Assets
United States	$57,895	$67,506	$73,236
Other International	115,134	109,610	96,371

	$173,029	$177,116	$169,607

A. Schulman, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The majority of the Company’s sales for the year ended August 31, 2003 and 2002 can be classified into four primary product families. The approximate percentage of consolidated sales for these product families is as follows:

Product Family	2003	2002

Color and additive concentrates	36%	38%
Polyolefins	27	24
Engineered compounds	25	24
Polyvinyl chloride (PVC)	5	6
Other	7	8

	100%	100%

Note 14 — Contingencies

     The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company’s financial condition.

Note 15 — Quarterly Financial Highlights (Unaudited)

(In thousands, except per share data)

	Quarter ended				Year ended

	Nov. 30,	Feb. 28,	May 31,(b)	Aug. 31,	Aug. 31,
	2002	2003	2003	2003	2003

Net Sales	$266,866	$268,185	$298,402	$267,004	$1,100,457
Gross Profit	41,721	39,015	44,860	34,709	160,305
Net Income(a)	8,344	4,673	2,380	557	15,954
Basic and Diluted
Earnings Per Share of Common Stock:
Basic	$.28	$.16	$.08	$.02	$.54
Diluted	$.28	$.15	$.08	$.02	$.53

	Quarter ended				Year ended

	Nov. 30,	Feb. 28,	May 31,	Aug. 31,	Aug. 31,
	2001	2002	2002	2002	2002

Net Sales	$238,148	$213,554	$259,617	$255,274	$966,593
Gross Profit	35,689	31,759	47,872	45,013	160,333
Net Income	5,210	4,457	11,704	10,783	32,154
Basic and Diluted
Earnings Per Share of Common Stock:
Basic	$.18	$.15	$.40	$.37	$1.10
Diluted	$.18	$.15	$.39	$.36	$1.08

(a)	Net income for the quarters ended May 31, 2003 and August 31, 2003 included charges of $4,093,000 and $4,523,000 respectively, for costs relating to North America restructuring.

(b)	Restructuring charges of $800,000 for accelerated depreciation were reclassified to cost of sales in the quarter ended August 31, 2003.

Note 16 — Insurance Recovery

     Cost of sales for the year ended August 31, 2003, includes a reduction of $1,867,000 from the settlement of a business interruption insurance claim resulting from equipment problems at a facility in Europe. Net income includes $1,214,000, net of $653,000 of income taxes.

Note 17 — North American Restructuring

     During fiscal 2003, the Company implemented a restructuring program in its North American operations. The purpose of the program was to improve cost efficiencies and profitability. A large part of this plan included the termination of manufacturing at its plant in Orange, Texas. The Company had completed its 2003 restructuring plan at August 31, 2003. As a result, the Company recorded a pre-tax charge of $8,616,000, net of a curtailment gain of $288,000, for the year ended August 31, 2003. The charge was primarily non-cash and is summarized below:

(in thousands)	Original charge	Incurred	Accrual balance

Employee related costs	$1,972	$(143)	$1,829
Other costs	4,265	(3,794)	471

Restructuring	6,237	(3,937)	2,300
Accelerated depreciation, included in North America cost of sales	2,379	(2,379)	—

	$8,616	$(6,316)	$2,300

     The employee related costs included severance payments and medical insurance, net of a curtailment gain of $288,000, for 35 salaried and 97 hourly employees primarily at facilities in Ohio and Texas. The curtailment gain represents the gain realized from a reduction of the post-retirement obligation due to a reduction in the workforce. The other costs include a $1,300,000 write-down of the Texas manufacturing facility based on fair value of the property, a $2,269,000 write-off and disposal of manufacturing equipment and other assets related to dropped product lines and other exit costs. The accelerated depreciation represents a change in estimate for the reduced life on equipment at the Texas manufacturing facility totaling $2,379,000 or $0.08 per share. At August 31, 2003 the Company has remaining reserves of $2,300,000 related to cash out-flows primarily for employee severance costs, which are expected to be paid during the next twelve months.

     During the first quarter of fiscal 2001, the Company announced its plan to terminate manufacturing at its plant in Akron, Ohio. Manufacturing was terminated as of December 31, 2000. As a result, the Company recorded a one-time, pre-tax charge of $4,635,000, net of a curtailment gain of $2,011,000, in the quarter ended November 30, 2000, of which $1,035,000 related to employee severance costs and the balance was other exit costs. The charge was primarily non-cash and included the write-off of equipment to be scrapped and other assets related to the manufacturing operations and employee severance costs for 85 hourly and 33 salaried employees. The severance costs included mainly pension benefits, post-retirement adjustments and medical insurance. The curtailment gain of $2,011,000 represents the gain realized from a reduction of the post retirement benefit obligation due to the workforce reductions. The Company’s plan for the closing of this facility was completed at May 31, 2002.

A. Schulman, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Purchase Commitments

     The Company entered into a long-term supply agreement with a producer of thermoplastic polyurethane (TPU). Under the supply agreement effective January 2002, the Company is required to purchase, and the producer is required to supply, a minimum of 80% of the Company’s annual TPU requirements, through calendar year 2006. Future purchase commitments under this agreement are dependent upon variable production levels and will be purchased at a fixed price of $1.45 per pound. For fiscal 2003 and 2002, the amounts purchased under this supply agreement amounted to $5,135,000 and $3,557,000, respectively.

     Subsequent to August 31, 2003, per the terms of the agreement, the Company served notice of termination of the supply agreement. The products received from the producer were considered unstable and did not meet acceptable specifications for the Company. This resulted in significant customer complaints and increased costs and inefficiencies.

     As of August 31, 2003, the Company had approximately $1.0 million of inventory that was purchased under this supply agreement. The Company believes there is a material breach of the contract conditions by the producer. The producer has a period of 60 days to remedy this breach. The producer claims that it is not in breach of the supply agreement.

     The Company also has a formal agreement for the purchase of TPU with another supplier that expires in fiscal 2004. Both agreements combined provide for quantities in excess of the anticipated production requirements of the Company. Since the Company has served notice of termination for the first mentioned supply agreement, no provision for loss has been recorded.

A. Schulman, Inc.
REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
of A. Schulman, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Cleveland, Ohio
October 16, 2003

A. Schulman, Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

Results of Operations

2003

     Net consolidated sales for 2003 were $1,100.5 million, an increase of 13.8% over sales of $966.6 million for the comparable period in 2002. A comparison of net consolidated sales by business segment is as follows:

	(in thousands)

Sales	2003	2002	Increase

North America	$393,627	$387,856	$5,771
Europe	706,830	578,737	128,093

	$1,100,457	$966,593	$133,864

     The two largest markets served by the Company are the packaging and automotive markets. The approximate percentage of consolidated sales by market for 2003 compared to 2002 is as follows:

Market	2003	2002

Packaging	39%	38%
Automotive	26	24
Other	35	38

	100%	100%

     The majority of the Company’s consolidated sales can be classified into four primary product families. The approximate percentage of consolidated sales for these product families compared to the previous year is as follows:

	Percentage of Sales

Product Family	2003	2002

Color and additive concentrates	36%	38%
Polyolefins	27	24
Engineered compounds	25	24
Polyvinyl chloride (PVC)	5	6
Other	7	8

	100%	100%

     The translation effect of foreign currencies, primarily the strong euro, increased consolidated sales by $90.1 million in 2003.

     The reasons for the percentage change in 2003 consolidated sales are as follows:

Increase

Tonnage	1.3%
Translation effect	9.3
Price/Mix	3.2

Percentage change in sales	13.8%

     Tonnage increased 1.5% in Europe primarily due to higher sales of manufactured products in Germany, Belgium and Italy. Tonnage was relatively flat in North America.

     A comparison of gross profit dollars and percentages by business segment for 2003 and 2002 is as follows:

	(in thousands)

			Increase (Decrease)

Gross profit $	2003	2002	$	%

Europe	$123,881	$106,157	$17,724	16.7
North America	36,424	54,176	(17,752)	(32.8)

	$160,305	$160,333	$(28)	—

Gross profit %	2003	2002

Europe	17.5	18.3
North America	9.3	14.0
Consolidated	14.6	16.6

     Gross profit dollars in Europe were up primarily due to the positive impact of the euro, which increased margins by $16.4 million in fiscal 2003. European gross profit includes $1.9 million from the settlement of a business interruption insurance claim resulting from equipment problems at a facility in Europe. The European gross profit percentage decline was due to higher cost of resins, competitive price pressures and higher costs in manufacturing operations.

     North American margins were lower due to strong competitive price pressures, the higher cost of plastic resins and the difficulty of obtaining sufficient price increases to cover higher material costs, especially in the automotive industry. Margins were reduced by $2.3 million of implementation costs for a profit improvement program in the U.S. and $2.4 million of restructuring charges pertaining to accelerated depreciation on disposed equipment.

     A comparison of capacity utilization levels is as follows:

	2003	2002

Europe	81%	87%
North America	79%	83%
Worldwide	80%	85%

     Tonnage increased for the year, but European capacity utilization declined, primarily due to the addition of four new manufacturing lines which became operational in the last half of fiscal 2002. These four lines increased European capacity by approximately 15% over 2002. North American utilization declined on lower production levels with comparable capacity. North American capacity includes approximately eleven months of the production at the Dispersion plant, which was closed in August 2003.

A. Schulman, Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND THE RESULTS OF OPERATIONS

     A comparison of operating income (loss) by business segment for the years 2003 and 2002 is as follows:

	(in thousands)

	2003	2002	Difference

Operating income (loss):
Europe	$65,864	$58,504	$7,360
North America	(18,846)	2,639	(21,485)
Restructuring, North America	(6,237)	—	(6,237)
Interest expense, net	(3,184)	(3,562)	378

	$37,597	$57,581	$(19,984)

     The operating income improvement in Europe was due to an increase in tonnage compared to 2002 and the positive impact of currency, primarily the euro, which increased operating income by $8.2 million in 2003, and $1.9 million from the settlement of a business interruption insurance claim. Operating income in North America was down due to lower profit margins, $2.3 million of implementation costs incurred for the profit improvement program in the North American segment and $2.4 million of restructuring charges pertaining to accelerated depreciation on disposed equipment.

     Selling, general and administrative expenses were $111.6 million for 2003, up $13.9 million or 14.3% compared to 2002. The increase is due to the translation effect of foreign currencies, which increased expenses by $7.8 million for 2003, higher compensation and employee benefit costs, and one-time expenses related to the North American profit improvement program and $1.9 million from insurance settlement.

     During fiscal 2003, the Company implemented a restructuring program in its North American operations. The purpose of the program was to increase operational efficiencies and lower the cost structure to effectively compete in future years. A large part of this plan included the termination of manufacturing at its plant in Orange, Texas. The Company had completed its restructuring plan as of August 31, 2003. As a result, the Company recorded a pre-tax charge of $8.6 million, net of a curtailment gain of $0.3 million, for the year ended August 31, 2003. The charge was primarily non-cash and is summarized below:

(in thousands)	Original charge	Incurred	Accrual balance

Employee-related costs	$1,972	$(143)	$1,829
Other costs	4,265	(3,794)	471

Restructuring	6,237	(3,937)	2,300
Accelerated depreciation, included in North American cost of sales	2,379	(2,379)	—

	$8,616	$(6,316)	$2,300

     The employee related costs included severance payments and medical insurance, net of a curtailment gain of $0.3 million, for 35 salaried and 97 hourly employees primarily at facilities in Ohio and Texas. The curtailment gain represents the gain realized from a reduction of the post-retirement obligation due to a reduction in the workforce.

     These charges for the year include $4.6 million for the termination of manufacturing and the write-down and disposal of assets at the Dispersion plant in Orange, Texas. The closing, completed in August 2003, is expected to generate approximately $5.0 million in annual savings. The plant had an annual production capacity of approximately 60 million pounds or about 12% of the Company’s North American capacity.

     Also included in the total restructuring charge is $1.3 million for equipment and other assets related to a line of products that was dropped due to low margins and lack of acceptable growth opportunities. The Company also incurred $0.7 million of restructuring charges in The Sunprene Company, a joint venture with MKV. This related to the disposal of assets that were no longer required due to efficiencies generated by the installation of new equipment added over the last two years.

     The remaining balance of the restructuring charge is related to reductions in the workforce throughout the Company’s North American operations, including the corporate office. These costs are expected to be paid within the next twelve months. These reductions were the result of the reorganization of business processes and manufacturing efficiencies derived from the profit improvement program.

     The North American profit improvement program initiated in January 2003 is now completed. This program, along with the closing of the Dispersion plant, is expected to generate total annual savings of approximately $15.0 million beginning in fiscal 2004.

     Interest expense decreased in 2003 mainly due to a lower level of borrowings.

     Foreign currency transaction gains were primarily due to changes in the value of currencies in major areas where the Company operates. The major portion of the gains in 2003 relates to changes in the value of the U.S. dollar compared to the Mexican peso.

     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

     The effective tax rate was 57.6% in 2003 compared to 44.2% in 2002. The effective tax rates are greater than the statutory rate of 35% primarily because no tax benefit has been recognized on operating losses in the United States. The 2003 rates are higher than 2002 because no tax benefit has been recognized on increased operating losses and restructuring charges in the United States.

     The translation effect of foreign currencies increased consolidated net income in 2003 by $5.8 million.

     Fiscal 2003 was a very challenging year, especially in North America. Business was softer than anticipated and margins declined due to higher resin prices, lower volumes in a weak economic climate and competitive pressures, which prevented the full recovery of raw material cost increases. Early in the 2003 fiscal year, it became apparent that the Company would continue to operate in a difficult economic environment. The Company reacted quickly by initiating the profit improvement program and also decided in the third quarter of fiscal 2003 to close the Dispersion plant.

     Clearly both of these actions were required to meet the rapid change in business conditions in order to compete effectively in today’s markets. The Company has lowered its cost structure and established a foundation for improved earnings in the years ahead.

     The Company has recently noted improvement in North America, and business in Europe remains quite good. In addition, the higher value of the euro is expected to have a positive impact on net income. Currently, it appears that first quarter net income for fiscal 2004 should at least equal last year’s first quarter of $.28 per share and the year should show significant improvement in net income. With improving business conditions and a lower cost structure, fiscal 2004 should show significant improvement in net income.

     2002

     Net consolidated sales for 2002 were $966.6 million, a decrease of 0.9% from sales of $975.2 million for the comparable period in 2001. A comparison of net consolidated sales by business segment is as follows:

	(in thousands)

Sales	2002	2001	Decrease

North America	$387,856	$395,465	$(7,609)
Europe	578,737	579,756	(1,019)

	$966,593	$975,221	$(8,628)

     The two largest markets served by the Company are the packaging and automotive markets. For the year ended August 31, 2002, approximately 38% of net consolidated sales were derived from the packaging market. Net consolidated sales to the automotive market accounted for approximately 28% in the year ended August 31, 2002.

     The majority of the Company’s consolidated sales for 2002 can be classified into four primary product families. The approximate percentage of consolidated sales for these product families is as follows:

Product Family	Percent of Sales for 2002

Color and additive concentrates	38%
Polyolefins	24
Engineered compounds	24
Polyvinyl chloride (PVC)	6
Other	8

100%

     The translation effect of foreign currencies, primarily the strong euro, increased consolidated sales by $15.9 million in 2002.

     The reasons for the percentage change in 2002 consolidated sales are as follows:

Increase (Decrease)

Tonnage	3.2%
Translation effect	1.6
Price/Mix	(5.7)

Percentage change in sales	(0.9)%

     Tonnage increased 3.4% in Europe primarily due to capacity additions from new equipment in France and Germany. Tonnage was up 2.8% in North America due to the strength of the automotive industry and better capacity utilization.

     A comparison of gross profit dollars and percentages by business segment for 2002 and 2001 is as follows:

	(in thousands)

			Increase

Gross profit $	2002	2001	$	%

Europe	$106,157	$91,411	$14,746	16.1
North America	54,176	41,854	12,322	29.4

	$160,333	$133,265	$27,068	20.3

Gross profit %	2002	2001

Europe	18.3	15.8
North America	14.0	10.6
Consolidated	16.6	13.7

     The increase in gross profits for 2002 was due to lower material costs, higher volume and an improvement in capacity utilization in North America.

     A comparison of capacity utilization levels is as follows:

	2002	2001

Europe	87%	91%
North America	83%	81%
Worldwide	85%	86%

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

     A comparison of operating income (loss) by business segment for the years 2002 and 2001 is as follows:

	(in thousands)

	2002	2001	Difference

Operating income (loss):
Europe	$58,504	$46,163	$12,341
North America	2,639	(7,310)	9,949
Restructuring, North America	—	(4,635)	4,635
Interest expense, net	(3,562)	(5,354)	1,792

	$57,581	$28,864	$28,717

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

     Selling, general and administrative expense for 2002 was up $3.1 million or 3.3% compared to 2001. The increase is due to higher compensation and the translation effect of foreign currencies, which increased expenses by $1.4 million for 2002.

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

     The Company has not recognized any tax benefits from losses in the United States.

Liquidity and Capital Resources

	(in millions)

	August 31, 2003	August 31, 2002	% Change

Cash and cash equivalents	$62.8	$64.0	(1.9)%
Working capital	319.5	301.0	6.1
Long-term debt	68.7	81.0	(15.2)
Stockholders’ equity	382.8	356.4	7.4

     Net cash provided from operations in 2003 was $39.7 million compared with $71.8 million in 2002. The decrease was primarily due to an increase in inventories required to support higher sales levels and a reduction in accounts payable.

     As of August 31, 2003, the current ratio was 3.5 to 1 and working capital was $319.5 million. Accounts receivable and inventories increased from 2002 to 2003 by $5.1 million and $23.8 million, respectively, primarily because of the translation effect of foreign currencies, which increased the combined balances by $19.0 million. Inventory also increased because of higher resin prices and increased quantities required to support higher sales levels in Europe.

     The Company’s cash and cash equivalents decreased $1.2 million, or 1.9% from August 31, 2002. During 2003, the Company repatriated approximately $50.4 million as dividends and interest from its foreign subsidiaries. The cash was used to reduce long-term debt and for other working capital requirements.

     Currently, the Company intends to repatriate approximately $40.0 million from its foreign operations during fiscal 2004. These funds will be used to reduce long-term debt and for other working capital requirements.

     The Company decreased total long-term debt by $12.3 million during 2003. Total long-term debt was $68.7 million as of August 31, 2003.

     Capital expenditures for the year ended August 31, 2003 were $19.5 million compared with $26.8 million last year. The largest amounts of capital expenditures occurred in the United States, Indonesia, France, Mexico, Belgium, China and Poland. The expenditures were for enhancements to existing equipment, a new manufacturing line in Indonesia, additional warehousing in France, and the construction of new manufacturing facilities in China and Poland. The Company anticipates capital expenditures for fiscal 2004 will be approximately $20.0 to $25.0 million, depending on the progress of various projects.

     The ratio of long-term liabilities to capital was 23.9% at August 31, 2003 and 25.9% at August 31, 2002. This ratio is calculated by dividing the sum of long-term debt and other long-term liabilities by the sum of total stockholders’ equity, long-term debt and other long-term liabilities. The primary factors contributing to this decrease were increases in foreign currency translation and net lower borrowings of $12.0 million under the revolving credit agreement.

     The Company has a $130,000,000 revolving credit agreement which expires in October 2005. Under terms of the agreement, the Company is required to satisfy certain financial and operating covenants including leverage ratio, interest coverage ratio and capitalization ratio. The revolving credit agreement is unsecured.

     The Company has an outstanding private placement of $50,000,000 in Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. In 1999, the Company completed an interest rate lock in order to reduce the interest cost over the life of the notes. Proceeds from this transaction totaling $630,000 have been deferred and are being amortized over the life of the loan, effectively reducing the annual interest rate from 7.27% to 7.14%. Under this agreement, as of August 31, 2003, approximately $36.0 million of retained earnings was available for the payment of cash dividends. The Company’s latest review of the covenants under these agreements indicate no defaults or any non-compliance with their covenants.

     The Company’s unfunded pension liability is approximately $36.6 million at August 31, 2003. This amount is primarily due to an unfunded plan of $31.3 million maintained by the Company’s German subsidiary. Under this plan, there is no separate vehicle to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

     The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company’s exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company estimates that a 10% change in foreign exchange rates at August 31, 2003 would have changed the fair value of the contracts by approximately $1.2 million. Changes in the fair value of forward exchange contracts are substantially offset by changes in the fair value of the hedged positions. The Company does not hold or issue financial instruments for trading purposes or utilize any other types of derivative instruments.

     The Company leases certain land and buildings for its European segment under a capital lease. The total amount due on this capital lease at August 31, 2003 is $1.2 million.

     Aggregate maturities of long-term debt and capital lease obligations subsequent to August 31, 2003 are presented below:

	(in thousands)

		Less			After
	Total	than 1 yr	1-3 years	4-5 years	5 years

Long-term Debt	$68,000	$—	$18,000	$—	$50,000
Capital Lease Obligations	1,158	460	698	—	—

	$69,158	$460	$18,698	$—	$50,000

     Operating lease information is provided in the footnotes of the Company’s Annual Report. The aggregate future minimum rental commitment for non-cancelable leases, excluding obligations for taxes, insurance, etc. was $8.2 million at August 31, 2003.

     The Company’s outstanding commercial commitments at August 31, 2003 are not material to the Company’s financial position, liquidity or results of operations except as discussed in Note 18. During the year ended August 31, 2003, the Company paid cash dividends aggregating $.54 per share. The total amount of these dividends were $16.1 million. Cash flow has been sufficient to fund the payment of these dividends.

     During the year ended August 31, 2003, the Company did not repurchase any shares of its common stock. Approximately 1.7 million shares remain under a six million-share authorization approved by the Board of Directors in August 1998. Although no plans exist at the present time, the Company may repurchase additional common stock in fiscal year 2004 subject to market conditions. For the year ended August 31, 2003, 102,250 common shares were issued upon the exercise of employee stock options and 48,750 common shares were issued to employees under the restricted stock plan. The total amount received from the exercise of these options was $1.3 million.

     The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the “accumulated other comprehensive income” account in stockholders’ equity. The weakening of the U.S. dollar during the year ended August 31, 2003 increased this account by $21.7 million.

A. Schulman, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Pronouncements

     In January 2003, the FASB issued Interpretation Number 46, “Consolidation of Variable Interest Entities” (FIN 46). In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 is not expected to have a material impact on the Company’s financial position or results of operations.

     In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149), which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective, with certain exceptions, for contracts entered into or modified after June 30, 2003. The adoption of SFAS 149 did not have a material impact on the Company’s financial position or results of operations.

Cautionary Statements

     Statements in this report which are not historical facts are forward-looking statements which involve risks and uncertainties and actual events or results could differ materially from those expressed or implied in this report. These “forward-looking statements” are based on currently available information. They are also inherently uncertain, and investors must recognize that events could turn out to be significantly different from what we had expected. Examples of such uncertainties include, but are not limited to, the following:

•	Worldwide and regional economic, business and political conditions

•	Fluctuations in the value of currencies in major areas where the Company operates, i.e. the U.S. dollar, euro, U.K. pound sterling, Canadian dollar, Mexican peso, Chinese yuan, and Indonesian rupiah, etc.

•	Fluctuations in prices of plastic resins and other raw materials

•	Changes in customer demand and requirements

•	Outcomes of any legal claims

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

A. Schulman, Inc.
SIX-YEAR SUMMARY OF SELECTED FINANCIAL DATA
(In thousands, except per share data)

	Year Ended August 31,

	2003		2002	2001		2000		1999	1998

Net sales	$1,100,457		$966,593	$975,221		$1,032,519		$985,623	$993,394
Interest and other income	2,067		2,179	1,969		6,703	(2)	2,712	3,072

	1,102,524		968,772	977,190		1,039,222		988,335	996,466

Cost of sales	940,152		806,260	846,592		865,357		805,030	823,856
Other costs, expenses, etc.	124,775		104,931	101,734		105,766		105,349	86,281

	1,064,927		911,191	948,326		971,123		910,379	910,137

Income before taxes and cumulative effect of accounting changes	37,597		57,581	28,864		68,099		77,956	86,329
Provision for U.S. and foreign income taxes	21,643		25,427	16,172		30,395		30,167	34,179

Income before cumulative effect of accounting changes	15,954		32,154	12,692		37,704		47,789	52,150
Cumulative effect of accounting changes(3)	—		—	—		—		—	(2,007)

Net income	$15,954	(1)	$32,154	$12,692	(4)	$37,704		$47,789	$50,143

Total assets	$643,872		$612,332	$578,671		$572,890		$591,527	$561,920
Long-term debt	$68,698		$81,038	$105,415		$83,638		$65,000	$40,000
Total stockholders’ equity	$382,821		$356,361	$322,079		$323,461		$356,246	$366,271
Average number of common shares outstanding, net of treasury shares:
Basic	29,496,281		29,296,435	29,184,605		30,224,433		31,671,768	35,236,098
Diluted	29,845,497		29,667,037	29,199,566		30,224,433		31,679,614	35,275,327
Diluted earnings per share:
Before cumulative effect of accounting changes	$0.53		$1.08	$0.43		$1.25		$1.51	$1.48
Cumulative effect of accounting changes(3)	—		—	—		—		—	$(.06)
Net income	$0.53		$1.08	$0.43		$1.25		$1.51	$1.42
Cash dividends per common share	$0.54		$0.54	$0.54		$0.53		$0.49	$0.45
Book value per common share	$12.91		$12.08	$10.99		$10.99		$11.41	$10.97

(1)	Includes a charge of $8,616,000 related to North American restructuring.

(2)	Includes $3,900,000 in North America from consideration received due to the demutualization of an insurance carrier and the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 related to these events.

(3)	On November 20, 1997,The FASB Emerging Issues Task Force issued a new ruling which requires the write-off of business process re-engineering costs. Accordingly, $3,237,000 of such cost capitalized as of August 31, 1997 were written off in the quarter ending November 30, 1997. This write-off, net of income taxes, amounted to $2,007,000 and was accounted for as a change in accounting.

(4)	Includes a charge of $4,635,000 related to the cost of Akron, Ohio plant closure.

A. Schulman, Inc.
CORPORATE INFORMATION

THE BOARD OF DIRECTORS

Robert A. Stefanko
Chairman

Terry L. Haines
President and Chief Executive Officer

Joseph M. Gingo
Executive Vice President Quality Systems
and Chief Technical Officer,
The Goodyear Tire and Rubber Company

Willard R. Holland
Former Chairman,
FirstEnergy Corp.

James A. Karman
Former Vice Chairman, RPM, Inc.

James S. Marlen
Chairman, President and Chief Executive
Officer, Ameron International Corporation

Dr. Peggy Gordon Miller
President,
South Dakota State University

Ernest J. Novak, Jr.
Retired Managing Partner,
Ernst & Young — Cleveland, Ohio office

Dr. Paul Craig Roberts
Chairman,
The Institute for Political Economy

John B.Yasinsky
Former Chairman,
OMNOVA Solutions, Inc.

EXECUTIVE OFFICERS

Terry L. Haines
President and Chief Executive Officer

Robert A. Stefanko
Chairman, Chief Financial Officer
and Treasurer

Alain C.Adam
Vice President — International Automotive
Operations

Ronald G.Andres
Vice President — North American
Manufacturing

John M. Myles
Vice President — Research and Development

Barry A. Rhodes
Vice President — North American Sales
and Marketing

James H. Berick
Secretary

EUROPEAN OPERATIONS

Jack B.Taylor
General Manager — Europe

Otto H. Bruder
Associate General Manager — Europe

CORPORATE HEADQUARTERS

A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333
(330) 666-3751
www.aschulman.com

DOMESTIC OFFICES

International Automotive Marketing Center
2100 East Maple Road
Birmingham, MI 48009-6524
(248) 643-6100

Midwest Regional Sales Office
Embassy Plaza
1933 N. Meacham Road, Suite 500
Schaumburg, IL 60173
(847) 397-3973

Western Regional Sales Office
600 South Lake Avenue, Suite 506
Pasadena, CA 91106
(626) 792-0053

TECHNOLOGY CENTERS

A. Schulman, Inc.
Product Technology Center
1183 Home Avenue
Akron, Ohio 44310
(330) 630-3315

A. Schulman, Inc.
Color Technology Center
1475 Wolf Creek Trail
Sharon Center, Ohio 44274
(330) 239-0101

Annual Meeting
of Stockholders will be held on Thursday, December 4, 2003 at 10 AM E.S.T., at the Hilton Inn West, 3180 West Market Street Akron, Ohio 44333

Independent Accountants
PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland, Ohio 44114-2301

Stock Listing
The common stock of A. Schulman, Inc. is traded and quoted through the NASDAQ National Market System. Symbol: SHLM

Transfer Agent
National City Bank Corporate Trust Operations
P.O. Box 92301
Cleveland, OH 44193-0900

Any questions regarding shareholder records should be directed to: National City Bank 800-622-6757, E-mail address: shareholder.inquiries@nationalcity.com

The annual report to the Securities and Exchange Commission, Form 10-K, will be made available upon request without charge.

Write:

Robert A. Stefanko,
Chairman and Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street Akron, Ohio 44333

FOREIGN OFFICES

Würselen, Germany
A. Schulman Europe GmbH
Monnetstrasse 7
52146 Würselen
49-2405-45270

Bornem, Belgium
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

Kerpen, Germany
A. Schulman GmbH
Hüttenstraße 211
50170 Kerpen
49-2273-5610

Paris, France
A. Schulman, S.A./Diffusion
Plastique Immeuble Dynasteur
10/12 rue Andras Beck
92360 Meudon-la-Forêt
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
Despacho 304 — Ciudad Satélite
Naucalpan, Edo. de Mexico 53100
52-555-393-1216

Monterrey, Mexico
A. Schulman de Mexico, S.A. de C.V.
Avenida Lazaro Cardenas 2400 PTE
Condominio los Soles Office PB —17
Colonia Reas San Agustin
San Pedro Garza Garcia,
N.L. Mexico 66220
52-818-363-5072

San Luis Potosi, Mexico
A. Schulman de Mexico, S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
52-444-824-0708

PLANTS

Bellevue, Ohio 44811
350 North Buckeye Street
(419) 483-2931

Sharon Center, Ohio 44274
(Specialty Compounding Division)
1475 Wolf Creek Trail
(330) 239-0101

Nashville,Tennessee 37211-3333
481 Allied Drive
(615) 333-3453

Orange,Texas 77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331

Bornem, Belgium
N.V.A. Schulman Plastics, S.A.
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

Kerpen, Germany
A. Schulman GmbH
Hüttenstraße 211
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