Form 10-K, Exhibit 13
period 2004-08-31
SCHULMAN A INC
filed 2004-11-15
CIK 87565

2004 ANNUAL REPORT
IMAGINE the POTENTIAL

A. Schulman

2004 ANNUAL REPORT

IMAGINE the POTENTIAL

On the cover
A. Schulman uses its technology and manufacturing expertise to unlock the vast potential of plastic compounds and resins for a wide range of applications. The Company develops and produces engineered materials and additives that improve the performance, appearance and other characteristics of its customers’ products. Its industry leadership and innovative solutions offer abundant growth opportunities in diverse global markets. This annual report highlights just a few of A. Schulman’s leading-edge products and the variety of ways they are being used to shape the present and future world.

IMAGINE the POTENTIAL

Financial Highlights

	Year Ended August 31,
	2004	2003	2002
Net sales	$1,239,091,000	$1,100,457,000	$966,593,000
Net income (1)	$27,906,000	$15,954,000	$32,154,000
Diluted earnings per share of common stock (1)	$0.91	$0.53	$1.08
Capital expenditures	$22,287,000	$19,509,000	$26,765,000
Long-term debt and other non-current liabilities	$111,663,000	$120,152,000	$124,509,000
Long-term liabilities to capital	20.4%	23.9%	25.9%
Stockholders’ equity	$435,237,000	$382,821,000	$356,361,000
Book value per common share	$14.27	$12.91	$12.08
Number of stockholders of record	612	659	674
Cash dividends per share
1st Quarter	$0.135	$0.135	$0.135
2nd Quarter	0.135	0.135	0.135
3rd Quarter	0.135	0.135	0.135
4th Quarter	0.135	0.135	0.135

	$0.540	$0.540	$0.540

Common stock price range	High - Low	High - Low	High - Low
1st Quarter	$19.85 - 15.35	$21.37 - 13.41	$13.92 - 8.98
2nd Quarter	$21.98 - 17.09	$19.50 - 13.40	$18.70 - 12.59
3rd Quarter	$20.95 - 17.19	$17.19 - 12.91	$24.78 - 16.87
4th Quarter	$21.67 - 19.10	$18.19 - 14.75	$22.12 - 16.63

(1)	Includes restructuring and goodwill impairment charges of $3,904,000 in 2004 and $8,616,000 of restructuring charges in 2003.

A. SCHULMAN, INC.

to our STOCKHOLDERS

Sales for the year ended August 31, 2004 were $1.239 billion, a new record for A. Schulman. Sales were up $138.6 million or 12.6% from fiscal 2003 sales of $1.100 billion. The translation effect of foreign currencies, primarily the Euro, increased sales by $84.5 million or 7.7%. Tonnage was up 2.6% for the year and changes in price and product mix increased sales by 2.3%.

     Net income for the 2004 fiscal year was $27,906,000 or $0.91 per diluted share. Net income included charges of $2,084,000 for restructuring in North America, $1,820,000 for an impairment loss or write-off of goodwill at the Nashville, Tennessee manufacturing facility and a $1,401,000 charge for a valuation allowance on tax assets not currently recoverable. The translation effect of foreign currencies, primarily the Euro, increased net income by $4,817,000 or $0.16 per share for the 2004 fiscal year. Net income for the fiscal 2003 year was $15,954,000 or $0.53 per diluted share. Net income in 2003 included restructuring charges for North America of $8,616,000 and income of $1,214,000 for the settlement of a business interruption claim in Europe.

     We had a significant improvement in earnings for fiscal 2004. The major part of the improvement was derived from a reduction of $13.7 million in pre-tax losses in North America. The closing of our Texas manufacturing facility, along with our restructuring program from last year, were major reasons for the improvement in earnings.

Fourth-quarter Results

Sales for the fiscal 2004 fourth quarter were $318.8 million, a 19.4% increase over sales of $267.0 million for the comparable quarter in fiscal 2003. The translation effect of foreign currencies favorably impacted sales by $16.1 million or 6.0%. Tonnage was 9.2% higher than last year’s fourth quarter and changes in pricing and product mix increased sales by 4.2%.

     Income before taxes was $7,748,000 in the 2004 fourth quarter, an increase of $3.3 million or 74.0% compared with last year’s income before taxes of $4,453,000. Income for the quarter included restructuring charges of $1,769,000 and an impairment charge for goodwill of $1,820,000, both pertaining to our Nashville, Tennessee facility. Net income for the final quarter of fiscal 2004 was $131,000, which was less than $0.01 per diluted share. The quarter also included a charge of $1,401,000 for a valuation allowance on tax assets not currently recoverable.

     Net income for the previous year’s fourth quarter was $557,000 or $0.02 per diluted share. Included in the 2003 fourth quarter were North American restructuring charges of $4,523,000. The 2003 fourth quarter also included after-tax income of $657,000 or $0.02 per share from the settlement of a business interruption claim in our European operations.

     The translation effect of foreign currencies increased net income by $651,000 or $0.02 per share for the 2004 fourth quarter.

     Results for the fourth quarter of fiscal 2004 were less than anticipated and disappointing to all of us. Earnings, excluding charges for restructuring, impairment costs and a tax valuation allowance, were less than forecast, primarily because of lower gross profit margins. In addition, earnings in Europe were significantly lower than forecast for the month of August 2004. Gross profit margins were off from forecast because of margin pressures due to higher costs of raw materials resulting from tight supplies and sharp increases in the price of energy and a lag in passing on the increased costs through higher sales prices.

North American Operations

There was a significant improvement in our North American operations as pre-tax losses for the year were reduced by $13.7 million from 2003. Sales were $410.2 million, an increase of 4.2%. Gross profit margins were 10.7% compared with 9.3% last year.

     For the 2004 fourth quarter, North American sales were $103.2 million, an increase of 9.1% over the same period last year. Earnings before interest and taxes improved by $374,000 because of a reduction in losses in North America. Also, gross profit margins increased to 9% from 6.9% in the 2003 fourth quarter. North American tonnage was up 4% for the 2004 fourth quarter, but flat for the year.

     In the first half of August 2004, we decided it was necessary to reduce capacity at our Nashville, Tennessee plant. Two manufacturing lines that had a combined annual capacity of 39 million pounds were closed. This represents approximately 9% of our total North American capacity. In line with this capacity reduction, we also reduced our workforce at the Nashville facility by one-third, or 30 employees. These actions will reduce our annual costs by approximately $4.6 million.

     The cost of this restructuring in Nashville amounted to $1,769,000 and has been reflected in the fourth-quarter results. This covers the equipment write-down and costs relating to pay and other benefits in connection with the reduction in workforce. Also included in this quarter was an impairment loss of $1,820,000 representing the write-off of goodwill incurred in connection with the 1994 acquisition of this facility.

Europe and Asia

Despite difficult market conditions, our European and Asian operations had another good year. Sales and tonnage were up, although gross profit margins were down slightly from last year. European and Asian sales were $828.9 million for the 2004 fiscal year, an increase of $122 million or 17.3%. Income before interest and taxes in the European and Asian operations was $67 million for the year, a $3.3 million or 5.2% increase over fiscal 2003. Gross profit margins for the current year were 16.8% compared with 17.5% last year. Margins were lower because of rising raw material prices and the lag in passing on cost increases in the form of higher sales prices.

IMAGINE the POTENTIAL

left:
Terry L. Haines

right:
Robert A. Stefanko

     Fourth-quarter results in Europe and Asia were better than last year, but below our forecast. Sales in the 2004 fourth quarter were $215.6 million, a 25% increase over 2003 fourth-quarter sales of $172.4 million. Income before interest and taxes was $15.4 million compared with $12.7 million in the same quarter last year. Gross profit margins were 15.6% for the quarter compared with 16.4% last year. European and Asian tonnage was up 12.3% for the quarter and 4.2% for the year.

     During the summer, we commenced operation of our new manufacturing facility in Poland. This facility, with a cost of $3.0 million, has an annual capacity of approximately 1 million pounds. It produces color concentrates for the Eastern European market.

     In addition, our new facility in China is now operating and producing material for the Chinese market. The total cost of this facility is approximately $7.5 million and its annual capacity will be 30 to 40 million pounds, depending on the type of materials we produce. This facility produces materials for customers in the film and packaging markets.

     We see many good growth opportunities in China, including the automotive industry. As a result, we recently approved a second line for this new facility. This line, which will take at least 18 months to complete, will produce engineered compounds for automotive and a variety of other industries.

Capital Expenditures

Capital expenditures for the 2004 fiscal year were $22.3 million. The major expenditures incurred were for our China and Poland manufacturing facilities, a new laboratory in Germany, and the renovation and addition of a line in our Bellevue, Ohio plant.

Effective Tax Rates

The fiscal 2004 effective tax rates were 98% for the fourth quarter and 48.9% for the year. These rates are higher than the statutory rate of 35% because no tax benefits have been recorded on the losses in the United States which include $3.9 million of charges for restructuring and impairment losses. In addition, the fourth quarter included a charge of $1.4 million for a valuation allowance on tax assets not currently recoverable.

Balance Sheet

We continue to maintain a strong balance sheet. During the year, we paid off the outstanding balances on our revolving credit line. In addition, we replaced the existing line with a new $100 million five-year agreement. The new agreement provides additional flexibility with better rates of interest due to the strength of our balance sheet. Our ratio of long-term liabilities to capital is just over 20% and our current ratio is 3.2. In addition, we have a strong cash position which provides us with the capability to pursue business opportunities throughout the worldwide markets.

Cash Dividends

Cash dividends on common stock were $0.54 per common share in 2004, the same amount as last year. In October 2004, the Board of Directors declared the regular quarterly dividend of $0.135 per share which was payable November 3, 2004 to stockholders of record on October 22, 2004. We have a consistent record of paying dividends throughout our history. The current rate provides an attractive yield in today’s environment of low interest rates. Our Board will review the current dividend policy at its meeting in January 2005.

Business Review and Outlook

Looking forward, the reductions in capacity and costs at our Nashville plant, along with the many other cost-saving actions implemented throughout the year, will enable us to compete effectively in today’s competitive environment.

     The challenge facing us in the next year is the large increase in the prices of our raw materials due to higher energy costs. Although we are raising prices to offset the increasing cost of raw materials, there is usually a lag in passing on such increases. This lag has a negative effect on our profit margins and offsets many of the benefits derived from our cost-saving programs.

     We anticipate continuing cost pressures from higher energy prices in the months ahead. Nevertheless, fiscal 2005 net income should be better than fiscal 2004. We believe that the many actions taken over the last few years will enable us to maintain our position as an industry leader and to capitalize on growth opportunities throughout the worldwide markets.

Terry L. Haines	Robert A. Stefanko
President and Chief Executive Officer	Chairman and Chief Financial Officer

November 5, 2004

A. SCHULMAN, INC.
IMAGINE INNOVATION
A. Schulman and Sportsguard Laboratories of Kent, Ohio, have already scored a goal with their jointly developed Polypur 1405 thermoplastic polyurethane compound, which is used to create custom-fitted mouthguards for athletes such as hockey and football players. Now, the material is bringing smiles to dentists and their patients as part of an innovative teeth whitening system. The compound’s unique properties allow it to form a precise mold around teeth and gums to produce a tray that can be filled with whitener and inserted into the mouth, providing better fit, comfort and wear resistance at key bite points.
IMAGINE DURABILITY
Serving automakers is always a challenge because of their never-ending demand for cost-effective, innovative products from suppliers. Every year, A. Schulman meets that demand as new models of cars, trucks and SUVs are introduced. A wide variety of makes and models on the road today feature A. Schulman materials that contribute to the durability, performance and styling of the vehicle. For example, on the 2004 Cadillac SRX pictured above, A. Schulman products are used throughout the vehicle in many components such as the seats, trays, doors, roof, trim and molding seals.

IMAGINE the POTENTIAL
IMAGINE RELIABILITY
A. Schulman manufactures polymer compounds, resins, films, concentrates and additives that go into a broad assortment of products to enable them to perform reliably in everyday consumer use. The comfort, convenience and moisture resistance of disposable diapers; the strength and flexibility of food packaging; the protection of appliances and electronics from extreme temperatures and impact damage; and the color, attractiveness and wear resistance of furniture and housewares are among the many ways consumers benefit from A. Schulman’s technology expertise. The Company continues to develop new products to meet the changing needs of growing global markets.
IMAGINE WEATHERABILITY
From the drainage canopy to the floor mat, and virtually everything in between, this “Club Car” golf cart contains mostly plastic and very little metal or other materials. Strong, weather-resistant products from A. Schulman help the cart withstand vibration, impact and exposure to sun and moisture. A. Schulman has engineered products for a variety of sports and leisure applications, emphasizing durability, functionality, dependability and safety. These products typically receive constant exposure to the environment and must remain durable and attractive when subjected to heat, cold, humidity, dirt and other potential hazards.

A. SCHULMAN, INC.

Consolidated Statement of Income

	Year Ended August 31,
	2004	2003	2002
Net Sales	$1,239,091,000	$1,100,457,000	$966,593,000
Interest and Other Income	2,252,000	2,067,000	2,179,000

Total	1,241,343,000	1,102,524,000	968,772,000

Cost and Expenses:
Cost of sales	1,055,608,000	940,152,000	806,260,000
Selling, general and administrative expenses	122,305,000	111,572,000	97,655,000
Interest expense	4,156,000	4,764,000	5,531,000
Foreign currency transaction losses	694,000	1,293,000	459,000
Minority interest	1,378,000	909,000	1,286,000
Restructuring expense — N. America	731,000	6,237,000	—
Goodwill impairment — N. America	1,820,000	—	—

	1,186,692,000	1,064,927,000	911,191,000

Income Before Taxes	54,651,000	37,597,000	57,581,000
Provision for U.S. and Foreign Income Taxes	26,745,000	21,643,000	25,427,000

Net Income	$27,906,000	$15,954,000	$32,154,000

Weighted-average Number of Shares Outstanding:
Basic	30,128,117	29,496,281	29,296,435
Diluted	30,575,057	29,845,497	29,667,037
Earnings per Share of Common Stock:
Basic	$0.93	$0.54	$1.10
Diluted	$0.91	$0.53	$1.08

The accompanying notes are an integral part of the consolidated financial statements.

IMAGINE the POTENTIAL

Consolidated Statement of Stockholders’ Equity

				Accumulated			Unearned
				Other			Stock	Total
	Preferred	Common	Other	Comprehensive	Retained	Treasury	Grant	Stockholders’
	Stock	Stock	Capital	Income (Loss)	Earnings	Stock	Compensation	Equity
Balance at August 31, 2001	$1,057,000	$38,424,000	$48,504,000	($44,945,000)	$446,142,000	($164,231,000)	($2,872,000)	$322,079,000
Comprehensive income for 2002:
Net income for 2002					32,154,000
Foreign currency translation gain				13,740,000
Minimum pension liability adjustment (net of tax of $14,000)				(25,000)
Total comprehensive income								45,869,000
Cash dividends paid or accrued:
Preferred stock, $5 per share					(53,000)			(53,000)
Common stock, $.54 per share					(15,973,000)			(15,973,000)
Stock options exercised		206,000	3,370,000					3,576,000
Grant of restricted stock			100,000				(100,000)	—
Amortization of restricted stock.							863,000	863,000

Balance at August 31, 2002	1,057,000	38,630,000	51,974,000	(31,230,000)	462,270,000	(164,231,000)	(2,109,000)	356,361,000
Comprehensive income for 2003:
Net income for 2003					15,954,000
Foreign currency translation gain				21,687,000
Minimum pension liability adjustment (net of tax of $640,000)				1,178,000
Total comprehensive income								38,819,000
Cash dividends paid or accrued:
Preferred stock, $5 per share					(53,000)			(53,000)
Common stock, $.54 per share					(16,067,000)			(16,067,000)
Stock options exercised		151,000	1,147,000					1,298,000
Grant of restricted stock			1,585,000				(1,585,000)	—
Non-cash stock based compensation			1,329,000					1,329,000
Amortization of restricted stock							1,134,000	1,134,000

Balance at August 31, 2003	1,057,000	38,781,000	56,035,000	(8,365,000)	462,104,000	(164,231,000)	(2,560,000)	382,821,000
Comprehensive income for 2003:
Net income for 2003					27,906,000
Foreign currency translation gain				28,139,000
Minimum pension liability adjustment (net of tax of $446,000)				(1,131,000)
Total comprehensive income								54,914,000
Cash dividends paid or accrued:
Preferred stock, $5 per share					(53,000)			(53,000)
Common stock, $.54 per share					(16,417,000)			(16,417,000)
Stock options exercised		813,000	10,892,000					11,705,000
Issue of restricted stock		39,000	(39,000)					—
Grant of restricted stock			2,080,000				(2,080,000)	—
Non-cash stock based compensation			844,000					844,000
Amortization of restricted stock							1,423,000	1,423,000

Balance at August 31, 2004	$1,057,000	$39,633,000	$69,812,000	$18,643,000	$473,540,000	($164,231,000)	($3,217,000)	$435,237,000

The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC.

Consolidated Balance Sheet

	August 31,	August 31,
	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$72,898,000	$62,816,000
Accounts receivable, less allowance for doubtful accounts of $9,268,000 in 2004 and $8,814,000 in 2003	204,091,000	177,381,000
Inventories, average cost or market, whichever is lower	232,102,000	193,517,000
Prepaids, including tax effect of temporary differences	13,339,000	13,259,000

Total Current Assets	522,430,000	446,973,000

Other Assets:
Cash surrender value of life insurance	974,000	411,000
Deferred charges, etc., including tax effect of temporary differences	16,080,000	16,259,000
Goodwill	5,253,000	6,808,000
Intangible assets	2,653,000	392,000

	24,960,000	23,870,000

Property, Plant, and Equipment, at cost:
Land and improvements	12,465,000	12,253,000
Buildings and leasehold improvements	124,760,000	112,323,000
Machinery and equipment	274,279,000	261,709,000
Furniture and fixtures	32,999,000	29,601,000
Construction in progress	10,178,000	5,053,000

	454,681,000	420,939,000
Accumulated depreciation and investment grants of $1,172,000 in 2004 and $1,177,000 in 2003	277,975,000	247,910,000

	176,706,000	173,029,000

	$724,096,000	$643,872,000

The accompanying notes are an integral part of the consolidated financial statements.

IMAGINE the POTENTIAL

Liabilities and Stockholders’ Equity

	August 31,	August 31,
	2004	2003
Liabilities and Stockholders’ Equity
Current Liabilities:
Notes payable	$—	$24,000
Current portion of long-term debt	418,000	460,000
Accounts payable.	95,160,000	66,347,000
U.S. and foreign income taxes payable	12,573,000	9,620,000
Accrued payrolls, taxes, and related benefits	26,300,000	22,142,000
Other accrued liabilities	29,685,000	28,914,000

Total Current Liabilities	164,136,000	127,507,000

Long-term Debt	49,679,000	68,698,000
Other Long-term Liabilities	61,984,000	51,454,000
Deferred Income Taxes	8,030,000	7,911,000
Minority Interest	5,030,000	5,481,000
Commitments and Contingencies	—	—
Stockholders’ Equity:
Preferred stock, 5% cumulative, $100 par value, authorized, issued and outstanding - 10,566 shares in 2004 and 10,567 shares in 2003	1,057,000	1,057,000
Special stock, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $1 par value
Authorized - 75,000,000 shares
Issued - 39,633,132 shares in 2004 and 38,781,192 shares in 2003	39,633,000	38,781,000
Other capital	69,812,000	56,035,000
Accumulated other comprehensive income (loss)	18,643,000	(8,365,000)
Retained earnings	473,540,000	462,104,000
Treasury stock, at cost, 9,211,095 shares in 2004 and 2003	(164,231,000)	(164,231,000)
Unearned stock grant compensation	(3,217,000)	(2,560,000)

Common Stockholders’ Equity	434,180,000	381,764,000

Total Stockholders’ Equity	435,237,000	382,821,000

	$724,096,000	$643,872,000

IMAGINE the POTENTIAL

A. SCHULMAN, INC.

Consolidated Statement of Cash Flows

	Year Ended August 31,
	2004	2003	2002
Provided from (used in) operating activities:
Net income	$27,906,000	$15,954,000	$32,154,000
Items not requiring the current use of cash:
Depreciation	25,870,000	24,703,000	22,812,000
Non-current deferred taxes	926,000	(6,319,000)	1,954,000
Pension and other deferred compensation	7,917,000	6,070,000	2,908,000
Postretirement benefit obligation	893,000	841,000	567,000
Minority interest in net income of subsidiaries	1,378,000	909,000	1,288,000
Restructuring charges	1,353,000	5,246,000	—
Goodwill impairment	1,820,000	—	—
Changes in working capital:
Accounts receivable	(13,797,000)	3,843,000	3,414,000
Inventories	(25,699,000)	(13,915,000)	(4,570,000)
Prepaids	49,000	(777,000)	2,306,000
Accounts payable	24,699,000	(10,446,000)	6,234,000
Income taxes	2,690,000	6,965,000	(869,000)
Accrued payrolls and other accrued liabilities	2,503,000	5,647,000	1,199,000
Changes in other assets and other long-term liabilities	(4,897,000)	1,020,000	2,380,000

Net cash provided from operating activities	53,611,000	39,741,000	71,777,000

Provided from (used in) investing activities:
Expenditures for property, plant and equipment	(22,287,000)	(19,509,000)	(26,765,000)
Disposals of property, plant and equipment	(65,000)	1,447,000	605,000

Net cash used in investing activities	(22,352,000)	(18,062,000)	(26,160,000)

Provided from (used in) financing activities:
Cash dividends paid	(16,470,000)	(16,120,000)	(16,026,000)
Increase (decrease) of notes payable	(27,000)	25,000	(323,000)
Reduction of long-term debt	(19,092,000)	(12,449,000)	(24,338,000)
Cash distributions to minority shareholders	(1,830,000)	(1,600,000)	(675,000)
Exercise of stock options	11,705,000	1,298,000	3,576,000
Investment grants from foreign countries	—	—	47,000

Net cash used in financing activities	(25,714,000)	(28,846,000)	(37,739,000)

Effect of exchange rate changes on cash	4,537,000	5,999,000	3,520,000

Net increase (decrease) in cash and cash equivalents	10,082,000	(1,168,000)	11,398,000

Cash and cash equivalents at beginning of year	62,816,000	63,984,000	52,586,000

Cash and cash equivalents at end of year	$72,898,000	$62,816,000	$63,984,000

Cash paid during the year for:
Interest	$4,042,000	$4,565,000	$5,362,000
Income Taxes	$26,060,000	$25,781,000	$20,030,000

The accompanying notes are an integral part of the consolidated financial statements.

IMAGINE the POTENTIAL

Notes to Consolidated Financial Statements

Note 1
Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of A. Schulman, Inc. (the “Company”) and its domestic and foreign subsidiaries. All significant intercompany transactions have been eliminated.

     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Co. in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.

Cash Equivalents and Short-Term Investments

All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $39,671,000 at August 31, 2004 and $30,582,000 at August 31, 2003. Investments with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing trade accounts receivable. The Company determines the allowance for doubtful accounts based on specific customer account analysis and historical write-off experience. The Company reviews its allowance for doubtful accounts on a periodic basis. Past due accounts are reviewed individually for collectibility while all remaining accounts are reviewed on a pooled basis. Trade accounts receivables are charged off against the allowance for doubtful accounts when the Company determines it is probable the account receivable will not be collected. The Company does not have any off-balance sheet exposure related to its customers.

Revenue Recognition

The Company’s accounting policy regarding revenue recognition is to recognize revenue when products are shipped to unaffiliated customers and both title and the risks and rewards of ownership are transferred.

     The Company provides tolling services as a fee for processing of material provided and owned by customers. On some occasions, the Company is required to provide certain amounts of its materials, such as additives or packaging. These materials are charged to the customer as an addition to the tolling fees. The Company recognizes revenues from tolling services and related materials when such services are performed. The only amounts recorded as revenue related to tolling are the processing fees and the charges related to materials provided by the Company.

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

     The cost of property sold or otherwise disposed of is eliminated from the property accounts and the related reserve accounts. Gains or losses are recognized when appropriate.

     Maintenance and repair costs are charged against income. The cost of renewals and betterments is capitalized in the property accounts.

Inventories

The Company and its subsidiaries do not distinguish between raw materials and finished goods because numerous products that can be sold as finished goods are also used as raw materials in the production of other inventory items.

Goodwill

The Company does not amortize goodwill. However, the Company conducts a formal impairment test of goodwill at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Income Taxes

Income taxes are recognized during the period in which transactions enter into the determination of financial statement income. Accordingly, deferred taxes are provided for temporary differences between the book and tax bases of assets and liabilities.

Retirement Plans

The Company has several defined benefit and defined contribution plans covering certain employees in the U.S. and in foreign countries. For certain plans in the U.S., pension funding is based on an amount paid to trust funds at an agreed rate for each hour for which employees are paid. The U.S. defined benefit pension plan was terminated during fiscal year 2003.

A. SCHULMAN, INC.

     Generally, the foreign defined benefit plans accrue the current and prior service costs annually. In certain countries, funding is not required and the liability for such pensions is included in other long-term liabilities.

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

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2004 presentation.

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

     Stock options granted for plans that are subject to shareholder approval are provisional and use the date of the shareholder approval as the measurement date under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). Accordingly, compensation cost for provisionally granted stock options is measured as the difference, if any, of the quoted market price of the Company’s stock at the grant date compared with the market price at the date of shareholder approval.

     The Company does recognize compensation expense related to the issuance of restricted stock. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards:

		(In thousands of $)
		2004	2003	2002
Net income, as reported		$27,906	$15,954	$32,154
Add:	Stock-based employee compensation included in reported net income, net of tax	2,267	2,463	482
Deduct:	Total stock-based employee compensation expense determined under fair value method, net of tax where applicable	(3,180)	(2,393)	(910)

Pro forma net income		$26,993	$16,024	$31,726

Earnings per share:
Basic:	as reported	$0.93	$0.54	$1.10
	pro forma	$0.90	$0.54	$1.08
Diluted:	as reported	$0.91	$0.53	$1.08
	pro forma	$0.88	$0.54	$1.07

Derivative Instruments and Hedging Activities

The Company accounts for derivatives under Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) as amended and interpreted. The standard requires all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. Due to the short-term nature of the Company’s forward exchange contracts, the derivatives were adjusted to their fair market value through the income statement. Gains or losses on forward contracts that hedge specific transactions are recognized in the consolidated statement of income offsetting the underlying foreign currency gains or losses. In 2004, the Company entered into an interest-rate swap agreement which has been designated as a fair value hedge in accordance with SFAS 133.

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

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144 applies to all long-lived assets, including discontinued operations, and develops one accounting model for long-lived assets to be disposed of by sale. This Statement

IMAGINE the POTENTIAL

supersedes SFAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of APB No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”, for the disposal of a segment of a business. The provisions of SFAS 144 were adopted by the Company effective September 1, 2002. The adoption of SFAS 144 did not have a material impact on the Company’s financial position or results of operations.

     In July 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities,” (“SFAS 146”). SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and establishes that fair value is the objective for initial measurement of the liability. This Statement is effective for exit or disposal activities initiated after December 31, 2002. The provisions of SFAS 146 were applied in accounting for the restructuring programs in fiscal 2004 and 2003.

     In January 2003, the FASB issued Interpretation Number 46, “Consolidation of Variable Interest Entities” (“FIN 46”), which was later revised in December 2003. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after December 15, 2003. Certain provisions of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN 46 did not have a material impact on the Company’s financial position or results of operations.

     In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective (with certain exceptions) for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company’s financial position or results of operations.

     In February 1998, the FASB issued SFAS 132, “Employer’s Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132”), which was later revised in December 2003. SFAS 132 revises employer’s disclosures about pension plans and other postretirement benefit plans under APB 28, SFAS 87, SFAS 88 and SFAS 106. The revised Statement is effective (with certain exceptions) for financial statements with fiscal years ending after December 31, 2003. The additional disclosures required by the revised SFAS 132 are reflected in Note 8.

     In May 2004, the FASB issued FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”), regarding SFAS No. 106, “Employer’s Accounting for Postretirement Benefits Other Than Pensions.” FSP 106-2 discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) enacted on December 8, 2003. FSP 106-2 considers the effect of the features introduced in the Act in determining accumulated postretirement benefit obligation and net periodic postretirement benefit cost, which may serve to reduce a company’s postretirement benefit costs. FSP 106-2 also requires those companies to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. This Position is effective (with certain exceptions) for the first interim or annual period beginning after June 15, 2004. The adoption of this Position is not expected to have a material impact on the Company’s financial position or results of operations.

Note 2
Allowance for Doubtful Accounts

The changes in the Company’s allowance for doubtful accounts during the years ended August 31, 2004 and 2003 are as follows:

	2004	2003
Beginning balance	$8,814,000	$6,912,000
Provision	2,321,000	2,941,000
Write-offs, net of recoveries	(2,352,000)	(1,296,000)
Other	88,000	(47,000)
Translation effect	397,000	304,000

Ending balance	$9,268,000	$8,814,000

A. SCHULMAN, INC.

Note 3
Goodwill and Other Intangible Assets

On September 1, 2001, the Company adopted the provisions of SFAS 141, “Business Combinations,” (“SFAS 141”) and SFAS 142, “Goodwill and Other Intangible Assets,” (“SFAS 142”). SFAS 141 requires that all business combinations be accounted for by the purchase method and that certain acquired intangible assets be recognized as assets apart from goodwill. SFAS 142 provides that goodwill should not be amortized but instead be tested for impairment at least annually at the reporting unit level. In accordance with SFAS 142, the Company completed a transitional goodwill impairment test during the second quarter of fiscal 2002, which resulted in no impairment loss being recognized upon adoption. The Company also conducts a formal impairment test of goodwill at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

     In connection with the restructuring, goodwill related to the Nashville, Tennessee plant was tested for impairment during the fourth quarter of fiscal 2004. This restructuring included the closing of two production lines in order to reduce production capacity at the plant. In connection with this action, the Company deemed it necessary to conduct an impairment test. As a result of closing these two production lines, the sales and cash flow forecast for this plant was revised and the Company estimated the fair market value of the plant using an earnings multiple valuation method. The results of this valuation indicated that the carrying value of the plant’s net assets exceeded their market value. The Company then compared the recorded value of the goodwill with the implied fair market value of the goodwill and determined that an impairment loss had been incurred. The Company recorded a goodwill impairment loss of $1,820,000 in the fourth quarter of fiscal 2004, which represented the total recorded value of the goodwill for the Nashville plant.

     Accumulated amortization for intangibles was $1,044,000, $753,000 and $520,000 at August 31, 2004, 2003 and 2002, respectively. Amortization expense for intangibles was $224,000 in 2004, $207,000 in 2003 and $308,000 in 2002. The Company does not anticipate any significant changes in amortization expense for intangibles in future periods. The change in the August 31, 2004 balance of intangible assets was due to an increase in the minimum pension liability as discussed in Note 8.

     The carrying amount of goodwill for the European segment was $4,289,000 at August 31, 2004 and $4,024,000 at August 31, 2003. The carrying amount of goodwill for the North American segment was $964,000 at August 31, 2004 and $ 2,784,000 at August 31, 2003.

     The changes in the Company’s carrying value of goodwill during the years ended August 31, 2004 and 2003 are as follows:

	Europe	North America	Total
Balance as of August 31, 2002	$3,774,000	$2,784,000	$6,558,000
Translation effect	250,000	—	250,000

Balance as of August 31, 2003	4,024,000	2,784,000	6,808,000
Impairment charge	—	(1,820,000)	(1,820,000)
Translation effect	265,000	—	265,000

Balance as of August 31, 2004	$4,289,000	$964,000	$5,253,000

Note 4
Investment Grants

The Company has received investment grants from various European countries. These grants have been provided to subsidize a portion of the Company’s European manufacturing facilities. The total cost of the facilities has been included in plant and equipment and the amount of the grants has been included with accumulated depreciation in the financial statements. The entire cost of the facilities is depreciated over their estimated useful life and the investment grants are amortized against the related depreciation charges. The amortization of these grants amounted to $133,000 in 2004, $119,000 in 2003 and $62,000 in 2002.

Note 5
Long-Term Debt and Credit Arrangements

	August 31,
	2004	2003
Revolving credit loan, 2.03% in 2003	$—	$18,000,000
Senior notes, 7.27%, due 2009, net of interest-rate swap at August 31, 2004	49,322,000	50,000,000
Capital lease obligations and other, net of current portion	357,000	698,000

	$49,679,000	$68,698,000

On August 20, 2004 the Company completed a new five-year $100,000,000 revolving credit agreement, replacing an existing $130,000,000 facility. The Company, under this new agreement has the possibility of increasing the credit amount by $50,000,000 if necessary, at a later date. Under terms of the agreement, the Company is required to satisfy certain financial and operating covenants including leverage ratio and interest coverage ratio. The revolving credit agreement expires on August 17, 2009 and is unsecured. There were no borrowings under this agreement at August 31, 2004.

IMAGINE the POTENTIAL

     The Company has an outstanding private placement for $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. Presently, the fair market value is approximately $57.8 million. In 1999, the Company completed an interest rate lock in order to reduce the interest cost over the life of the notes. Proceeds from this transaction totaling $630,000 were deferred and are being amortized over the life of the loan, effectively reducing the annual interest rate from 7.27% to 7.14%. Under this agreement, as of August 31, 2004, approximately $33,000,000 of retained earnings was available for the payment of cash dividends. The Company’s latest review of the covenants under these agreements indicates no defaults or any non-compliance with their covenants. On March 19, 2004, the Company entered into an interest-rate swap agreement. This swap agreement converts $25,000,000 of the $50,000,000 of senior notes to variable rate debt and is designated as a fair value hedge. As of August 31, 2004, the notional value of the underlying debt has been marked-to-market with a value of $24,322,000 and carries a variable interest rate of 5.9%. The interest rate swap is included in other long-term liabilities at August 31, 2004.

     The Company has $17,000,000 of unsecured short-term lines of credit from various domestic banks. There were no short-term borrowings under these facilities at August 31, 2004 and 2003.

     The Company had $44,000,000 of unsecured short-term foreign lines of credit available to its subsidiaries at August 31, 2004 and August 31, 2003. There were no borrowings under these lines of credit at August 31, 2004 and there was $24,000 borrowed at August 31, 2003 at a weighted average interest rate of 5.7%.

     The Company leases certain land and buildings for its European segment under a capital lease. The total amount due on this capital lease at August 31, 2004 is $775,000.

     Aggregate maturities of debt including capital lease obligations (excluding the interest rate swap adjustment), subsequent to August 31, 2004 are as follows:

Fiscal 2005	$418,000
2006	357,000
2007	—
2008	—
2009	50,000,000

Total	$50,775,000

Note 6
Foreign Currency Forward Contracts

The Company enters into forward foreign exchange contracts to reduce its exposure for amounts due or payable in foreign currencies. These contracts limit the Company’s exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company does not hold or issue foreign exchange contracts for trading purposes. The following table presents a summary of foreign exchange contracts outstanding as of August 31, 2004 and August 31, 2003:

	2004		2003
	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value
Buy Currency:
Euro	$3,698,000	$3,661,000	$5,326,000	$5,300,000
U.S. dollar	356,000	355,000	49,000	50,000
British pound	671,000	667,000	158,000	158,000

	$4,725,000	$4,683,000	$5,533,000	$5,508,000

Sell Currency:
British pound	$2,409,000	$2,402,000	$3,592,000	$3,815,000
U.S. dollar	4,743,000	4,746,000	418,000	430,000
Hungarian forint	2,882,000	2,892,000	830,000	838,000
All other	1,122,000	1,118,000	1,958,000	1,982,000

	$11,156,000	$11,158,000	$6,798,000	$7,065,000

     The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. Foreign exchange contracts are entered into with several financial institutions having good credit ratings and generally have maturities of less than twelve months.

Note 7
Income Taxes

Income (loss) before taxes is as follows:

	Year Ended August 31,
	2004	2003	2002
U.S.	$(20,555,000)	$(34,565,000)	$(13,127,000)
Foreign	75,206,000	72,162,000	70,708,000

	$54,651,000	$37,597,000	$57,581,000

     U.S. includes restructuring and impairment charges of $3,904,000 in 2004 and restructuring charges of $8,616,000 in 2003.

A. SCHULMAN, INC.

     The provisions for U.S. and foreign income taxes consist of the following:

	Year Ended August 31,
	2004	2003	2002
Current taxes:
U.S.	$1,267,000	$476,000	$(1,164,000)
Foreign	23,506,000	22,570,000	21,292,000

	24,773,000	23,046,000	20,128,000

Deferred taxes:
U.S.	(48,000)	98,000	4,248,000
Foreign	2,020,000	(1,501,000)	1,051,000

	1,972,000	(1,403,000)	5,299,000

	$26,745,000	$21,643,000	$25,427,000

     A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 48.9% in 2004, 57.6% in 2003, and 44.2% in 2002 is as follows:

	2004		2003		2002
		% of		% of		% of
		Pretax		Pretax		Pretax
(in thousands)	Amount	Income	Amount	Income	Amount	Income
Statutory U.S. tax rate	$19,128	35.0%	$13,159	35.0%	$20,153	35.0%
Amount of foreign income taxes less than U.S. taxes at statutory rate	(844)	(1.6)	(4,089)	(10.8)	(2,471)	(4.3)
Loss with no benefit	8,398	15.4	12,444	33.1	9,592	16.7
Settlement of prior year liability	—	—	—	—	(2,013)	(3.5)
Other, net	63	0.1	129	0.3	166	0.3

	$26,745	48.9%	$21,643	57.6%	$25,427	44.2%

     Deferred tax assets and (liabilities) consist of the following at August 31, 2004 and August 31, 2003:

(in thousands)	2004	2003
Pensions	$4,831	$3,433
Inventory reserves	821	745
Bad debt reserves	1,772	1,783
Accruals	3,072	3,768
Postretirement benefits other than pensions	6,014	5,440
Depreciation	1,963	2,095
Foreign tax credit carryforwards	19,710	18,892
Alternative minimum tax carryforwards	6,064	4,860
Net assets tax carryforwards	2,828	1,471
Net operating loss carryforwards	2,852	3,293
Other	6,180	3,872

Gross deferred tax assets	56,107	49,652
Valuation allowance	(39,789)	(33,763)

Total deferred tax assets	16,318	15,889

Depreciation	(12,159)	(12,080)
Inventory	(5,076)	(4,972)
Other	(1,708)	(1,183)

Gross deferred tax liabilities	(18,943)	(18,235)

	$(2,625)	$(2,346)

     The valuation allowance covers benefits which are not likely to be utilized for foreign tax credit carryforwards and other deferred tax assets in the United States and for certain deferred tax assets in Mexico. The foreign tax credit carryforwards will expire in periods from 2010 to 2014, which reflects the extension of the carryforward period granted by the American Jobs Creation Act of 2004 which was signed into law on October 22, 2004. The net assets tax carryforwards will expire in periods from 2010 to 2014 and the net operating loss carryforwards will expire in periods from 2007 to 2011.

     The tax effect of temporary differences included in prepaids was $3,860,000 and $4,447,000 at August 31, 2004 and 2003 respectively. Deferred charges included $7,094,000 and $7,369,000 from the tax effect of temporary differences at August 31, 2004 and 2003 respectively. The tax effect of temporary differences included in accrued liabilities was $5,549,000 and $6,251,000 at August 31, 2004 and 2003 respectively.

     At August 31, 2004, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $348,033,000 because the Company considers these amounts as permanent in nature.

Note 8
Pension and Other Postretirement Benefit Plans

The Company has defined benefit pension plans and other postretirement benefit plans, primarily health care and life insurance. Benefits for the defined benefit plans are based primarily on years of service and qualifying compensation during the final years of employment. A supplemental non-qualified, non-funded pension plan for certain officers was adopted as of January 1, 2004. Charges to earnings are provided to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plan. In connection with this Plan, the Company owns and is the beneficiary of life insurance policies that cover the estimated total cost of this plan. The cash surrender value of this insurance is $372,000 at August 31, 2004. Postretirement health care and life insurance benefits are provided to certain domestic employees if they reach retirement age while working for the Company. Effective January 1, 2004, the Company amended this plan to require co-payments and participant contributions. The measurement date for all plans is August 31.

IMAGINE the POTENTIAL

     Components of the obligations and assets for the plans, and the recorded liability at August 31, 2004 and 2003 are as follows:

	Pension Benefits		Other Postretirement Benefits
	2004	2003	2004	2003
Benefit obligation at beginning of year	$(43,315,000)	$(34,791,000)	$(22,716,000)	$(15,256,000)
Service cost	(5,616,000)	(1,386,000)	(1,050,000)	(750,000)
Interest cost	(2,751,000)	(2,311,000)	(1,291,000)	(1,038,000)
Plan amendments	—	(28,000)	1,595,000	—
Participant contributions	(223,000)	(194,000)	—	—
Curtailment gain	—	—	—	1,870,000
Actuarial loss	(896,000)	(5,261,000)	(3,055,000)	(8,426,000)
Benefits paid	1,529,000	3,775,000	804,000	884,000
Translation adjustment	(5,228,000)	(3,119,000)	—	—

Benefit obligation at end of year	$(56,500,000)	$(43,315,000)	$(25,713,000)	$(22,716,000)

Fair value of plan assets at beginning of year	$6,706,000	$7,754,000	$—	$—
Actual return on assets	521,000	146,000	—	—
Employer contributions	1,736,000	2,190,000	856,000	884,000
Participant contributions	223,000	194,000	(52,000)	—
Benefits paid	(1,529,000)	(3,775,000)	(804,000)	(884,000)
Translation adjustment	974,000	197,000	—	—

Fair value of plan assets at end of year	$8,631,000	$6,706,000	$—	$—

Underfunded	$(47,869,000)	$(36,609,000)	$(25,713,000)	$(22,716,000)
Unamortized
Net liability	164,000	316,000	—	—
Net (gain) loss	9,501,000	7,823,000	9,811,000	8,557,000
Prior year service cost	3,413,000	22,000	(1,282,000)	(1,384,000)

Net amount recognized	$(34,791,000)	$(28,448,000)	$(17,184,000)	$(15,543,000)

Amounts recognized in the statement of financial position consist of:
Intangible asset	$2,445,000	$167,000	$—	$—
Other long-term liabilities	(40,832,000)	(30,638,000)	(17,184,000)	(15,543,000)
Accumulated other comprehensive income	3,596,000	2,023,000	—	—

	$(34,791,000)	$(28,448,000)	$(17,184,000)	$(15,543,000)

     The components of net periodic benefit cost of the years ended August 31 are as follows:

	Pension Benefits			Other Postretirement Benefits
	2004	2003	2002	2004	2003	2002
Service cost	$1,930,000	$1,386,000	$1,111,000	$1,050,000	$750,000	$696,000
Interest cost	2,751,000	2,311,000	1,837,000	1,291,000	1,038,000	825,000
Expected return on plan assets	(530,000)	(631,000)	(633,000)	—	—	—
Amortization of transition obligation	191,000	169,000	141,000	—	—	—
Amortization of prior service cost	297,000	4,000	4,000	(102,000)	(8,000)	(8,000)
Effect of amendment	25,000	28,000	—	—	—	(95,000)
Recognized net actuarial loss	231,000	100,000	—	207,000	—	—
Curtailment loss	—	304,000	—	—	—	—

	$4,895,000	$3,671,000	$2,460,000	$2,446,000	$1,780,000	$1,418,000

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $56,500,000, $49,122,000 and $8,631,000 respectively as of August 31, 2004, and $43,315,000, $37,218,000 and $6,706,000 respectively as of August 31, 2003. The underfunded position is primarily related to the Company’s German pension plan, where funding is not required.

A. SCHULMAN, INC.

     The total pension contributions for multi-employer pension plans was $31,000 in 2004, $151,000 in 2003 and $140,000 in 2002. The total cost for defined contribution plans was $3,650,000 in 2004, $3,918,000 in 2003 and $3,803,000 in 2002. In 2003, the Company recorded termination benefits expense of approximately $273,000 related to the defined benefit plan of the Company’s Akron, Ohio plant, which was closed in December 2000.

     Actuarial assumptions used in the calculation of the recorded liability are as follows:

	2004	2003	2002
Weighted — average assumptions as of August 31
Discount rate on pension plans	5.6%	5.6%	6.4%
Discount rate on postretirement obligation	6.0%	6.5%	7.0%
Return on pension plan assets	6.9%	6.7%	8.1%
Rate of compensation increase	2.8%	2.7%	2.6%
Projected health care cost trend rate	10.0%	9.0%	10.0%
Ultimate health care rate	5.0%	5.0%	5.0%
Year ultimate health care trend rate is achieved	2009	2007	2007

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects at August 31, 2004:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease
Effect on total of service and interest cost components	$470,000	$(382,000)
Effect on postretirement obligation	$4,809,000	$(3,993,000)

     During fiscal 2004, the Medicare Modernization Act was passed which allows companies with prescription drug coverage, that is actuarially equivalent to the new Medicare Part D coverage in 2006, to receive a subsidy from the government for maintaining their plans. The Company believes that the retiree’s prescription drug coverage plan will be actuarially equivalent in 2006 and therefore eligible for the subsidy. The impact of Medicare Part D on the accumulated post-retirement benefit obligation as of August 31, 2004 is a reduction of $3,900,000, measured at a 6.00% discount rate.

     The Company’s pension plan weighted-average asset allocation at August 31, 2004 and 2003, by asset category are as follows:

	Plan Assets at August 31,
	2004	2003
Asset Category
Equity securities	68.3%	65.2%
Debt securities	16.8	16.1
Guaranteed investment certificates	9.9	14.1
Cash	5.0	4.6

Total	100.0%	100.0%

     The Company’s principal objective for defined benefit plans is to ensure that sufficient funds are available to provide benefits as and when required under the terms of the plans. The Company utilizes investments that provide benefits and maximizes the long-term investment performance of the plans without taking on undue risk while complying with various legal funding requirements. The Company through its investment advisors has developed detailed asset and liability models to aid in implementing optimal asset allocation strategies. Equity securities are invested in equity indexed funds, which minimizes concentration risk while offering market returns. The debt securities are invested in a long-term bond indexed fund which provides a stable low risk return. The guaranteed investment certificates allow the Company to closely match a portion of the liability to the expected payout of benefit with little risk.

     The Company in consultation with its actuaries analyze current market trends, the current plan performance and expected market performance of both the equity and bond markets to arrive at the expected return on each asset category over the long term.

     The Company expects to contribute approximately $1,800,000 to its pension plan and an amount equal to the claims paid to its other post-retirement plan in 2005. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Benefits	Other Benefits
2005	$1,158,000	$749,000
2006	1,309,000	737,000
2007	2,302,000	766,000
2008	1,895,000	861,000
2009	2,075,000	935,000
Years 2010 - 2014	14,017,000	5,578,000

     The Company has agreements with two current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to the two employees or their beneficiaries for a ten-year period and is 100% vested. The liability required for these agreements was fully accrued and is included in other long-term liabilities as of August 31, 2004 and 2003. In connection with these agreements, the Company owns and is the beneficiary of life insurance policies amounting to $2,000,000.

Note 9
Accumulated Other Comprehensive Income (Loss)

The components of Accumulated Other Comprehensive Income (Loss) are as follows:

	2004	2003
Foreign currency translation gain (loss)	$21,154,000	$(6,985,000)
Minimum pension liability	(2,511,000)	(1,380,000)

	$18,643,000	$(8,365,000)

IMAGINE the POTENTIAL

Note 10
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

     Effective in December 2002, the Company adopted the 2002 Equity Incentive Plan which provided for the grant of incentive stock options, nonqualified stock options, restricted stock awards and director deferred units for employees and non-employee directors. The option price of incentive stock options is the fair market value of the common shares on the date of the grant. In the case of non-qualified options, the Company intends that the option prices may not be less than 100% of the fair market value of the common shares on the date of the grant. All options become exercisable at the rate of 33% per year, commencing on the first anniversary date of the grant. Each option expires ten years from the date of the grant. As of August 31, 2004, 3,056,518 shares are available for grant pursuant to the Company’s 2002 Equity Incentive Plan.

     The following is a summary with respect to nonqualified stock option activity for all of the plans:

	Year Ended August 31,
	2004		2003		2002
	Weighted		Weighted		Weighted
	Shares	Average	Shares	Average	Shares	Average
	Under Option	Exercise Price	Under Option	Exercise Price	Under Option	Exercise Price
Outstanding at beginning of year	1,911,150	$14.05	1,709,425	$14.75	2,031,300	$15.20
Granted during the year	645,600	18.02	650,350	13.93	16,000	16.69
Exercised during the year	(812,690)	14.41	(101,475)	13.26	(206,000)	17.36
Forfeited and expired during the year	(213,668)	15.26	(347,150)	17.52	(131,875)	17.88

Outstanding at end of year	1,530,392	15.36	1,911,150	14.05	1,709,425	14.75

Exercisable at end of year	352,069	12.95	886,426	14.58	900,506	15.93

     The following table summarizes information about nonqualified stock options outstanding at August 31, 2004:

			Weighted Average
Grant	Options	Options	Exercise	Remaining
Date	Outstanding	Exercisable	Price	Life (Years)
8/00	131,850	131,850	12.13	1.0
8/01	272,025	155,075	13.17	2.0
10/01	10,000	—	11.38	2.1
10/02	432,417	42,982	13.99	8.1
10/03	642,100	—	18.02	9.1
All other	42,000	22,162	14.73	7.0

     Under the 1991 Plan, restricted stock awards were as follows: 79,000 were granted on August 30, 2000, 85,000 were granted on August 31, 2001 and 3,000 were granted on October 19, 2001. The fair market value on the date of grant in fiscal year 2000 was $12.13 per share, 2001 was $13.17 per share and 2002 was $10.97 per share. These shares vest five years following the date of grant so long as the holder remains employed by the Company. Under the 2002 Plan, restricted stock awards were as follows: 81,800 shares were provisionally granted on October 18, 2002 at a fair market value of $13.99

A. SCHULMAN, INC.

per share, 7,000 were granted on February 3, 2003 at a fair market value of $15.40 per share, 98,850 were granted on October 22, 2003 at a fair market value of $18.02 per share and 16,000 were granted on February 2, 2004 at a fair market value of $17.61 per share.

     Unearned compensation for grants under the 1991 Plan representing the fair market value of the shares at the date of grant is charged to income over the five-year vesting period. Unearned compensation for grants under the 2002 Plan representing the fair market value of the shares at the date of grant is charged to income over the four-year vesting period. Compensation expense for restricted stock was $1,423,000 in 2004, $1,134,000 in 2003 and $863,000 in 2002.

     As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company continues to account for its stock option and stock incentive plans in accordance with APB 25 and makes no charges against capital with respect to options granted. See Note 1 for disclosure of pro forma information regarding Net Income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method.

     Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants:

	Year Ended August 31,
	2004	2003	2002
Expected life (years)	4	4	5
Interest rate	4.3%	4.0%	4.3%
Volatility	47%	48%	43%
Dividend yield	3.0%	3.0%	3.2%

Note 11
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

     Under both the basic and diluted earnings per share calculations, reported net income is reduced by preferred dividends of $53,000. The weighted-average number of common shares used is as follows:

	Year Ended August 31,
	2004	2003	2002
Basic	30,128,117	29,496,281	29,296,435
Diluted	30,575,057	29,845,497	29,667,037

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

	Year Ended August 31,
	2004	2003	2002
Stock equivalents	1,416,052	1,845,084	1,609,673

Note 12
Capital Stock and Stockholder Rights Plan

The Special Stock of 1,000,000 shares was authorized with such preferences or special terms and for such consideration as may be determined at the discretion of the Board of Directors.

     In January 1996, the Company adopted a Stockholder Rights Plan, and reserved 100,000 shares of Special Stock for use under such Plan. Under this Plan, one Right shall be attached to each share of Common Stock of the Company. Initially, the Rights are not exercisable and automatically trade with the Common Stock. However, 10 days after a person or group acquires 15% or more of the Company’s Common Stock, or 10 business days after a person or group commences a tender or exchange offer that would result in such person or group owning 15% or more of the outstanding shares of Common Stock of the Company (even if no purchases actually occur), whichever is earlier, the Rights will become exercisable.

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

IMAGINE the POTENTIAL

     The Company may redeem the Rights at a price of $.01 per Right at any time prior to the 10th business day after public announcement of the acquisition by any person or entity of 15% or more of the Company’s Common Stock. The Rights will expire on January 25, 2006 unless earlier redeemed by the Company. At no time will the Rights have any voting power.

Note 13
Leases

Total rental expense was $5,379,000 in 2004, $5,035,000 in 2003 and $4,610,000 in 2002. The future minimum rental commitments for non-cancelable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,	Minimum rental
2005	$3,359,000
2006	1,655,000
2007	931,000
2008	426,000
2009	173,000
Later years	—

$6,544,000

Note 14
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

     The North American segment includes operations conducted in the United States, Canada, and Mexico. The Company’s European segment includes operations conducted in Belgium, France, Germany, Poland, Hungary, Indonesia, Italy, Spain, Switzerland, China and the United Kingdom. The accounting policies of each business segment are consistent with those described in the “Summary of Significant Accounting Policies.”

     Operating income includes all items except for interest income and expense. Corporate expenses have been allocated between the North American and European segments. Assets of geographic segments represent those assets identified with the operation of each segment.

	North
(in thousands)	America	Europe	Other	Consolidated
August 31, 2004
Sales to unaffiliated customers	$410,179	$828,912	$—	$1,239,091

Gross profit	$43,906	$139,577	$—	$183,483

Operating income (loss)	$(7,455)	$67,013	$—	$59,558
Interest expense, net	$—	$—	$(2,356)	$(2,356)
Restructuring expense (Note 18).	$(731)	$—	$—	$(731)
Goodwill Impairment (Note 3)	$(1,820)	$—	$—	$(1,820)

Income (loss) before taxes	$(10,006)	$67,013	$(2,356)	$54,651

Identifiable assets	$281,860	$442,236	$—	$724,096

Depreciation expense	$11,701	$14,169	$—	$25,870

Capital expenditures	$7,109	$15,178	$—	$22,287

August 31, 2003
Sales to unaffiliated customers	$393,627	$706,830	$—	$1,100,457

Gross profit	$36,424	$123,881	$—	$160,305

Operating income (loss)	$(16,662)	$63,680	$—	$47,018
Interest expense, net	$—	$—	$(3,184)	$(3,184)
Restructuring expense (Note 18)	$(6,237)	$—	$—	$(6,237)

Income (loss) before taxes	$(22,899)	$63,680	$(3,184)	$37,597

Identifiable assets	$263,464	$380,408	$—	$643,872

Depreciation expense	$12,806	$11,897	$—	$24,703

Capital expenditures	$7,699	$11,810	$—	$19,509

August 31, 2002
Sales to unaffiliated customers	$387,856	$578,737	$—	$966,593

Gross profit	$54,176	$106,157	$—	$160,333

Operating income	$2,639	$58,504	$—	$61,143
Interest expense, net	$—	$—	$(3,562)	$(3,562)

Income (loss) before taxes	$2,639	$58,504	$(3,562)	$57,581

Identifiable assets	$266,923	$345,409	$—	$612,332

Depreciation expense	$13,305	$9,507	$—	$22,812

Capital expenditures	$9,309	$17,456	$—	$26,765

     Below is a summary of sales point of origin and assets by location:

(in thousands)	2004	2003	2002
Net Sales
United States	$301,474	$292,727	$287,182
Germany	372,900	307,758	243,846
Other International	564,717	499,972	435,565

	$1,239,091	$1,100,457	$966,593

Long Lived Assets
United States	$53,650	$57,895	$67,506
Other International	123,056	115,134	109,610

	$176,706	$173,029	$177,116

A. SCHULMAN, INC.

     The majority of the Company’s sales for the year ended August 31, 2004, 2003 and 2002 can be classified into five primary product families. The approximate percentage of consolidated sales for these product families is as follows:

	2004		2003		2002
Product Family	Amount	%	Amount	%	Amount	%
Color and additive concentrates	$444,483	36	$395,883	36	$367,305	38
Polyolefins	338,278	27	299,452	27	231,982	24
Engineered compounds	333,630	27	277,646	25	235,848	24
Polyvinyl chloride (PVC)	57,018	5	55,130	5	57,996	6
Tolling	13,380	1	16,753	2	19,332	2
Other	52,302	4	55,593	5	54,130	6

	$1,239,091	100	$1,100,457	100	$966,593	100

Note 15
Contingencies

The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

     During 2004, a railroad company asserted that the Company was liable for environmental costs to investigate and remediate property located near its Bellevue, Ohio facility. The Company has not recorded a reserve relating to this matter and is currently in the process of determining whether it has responsibility with respect to this property. The ultimate outcome of this assertion is not expected to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Note 16
Quarterly Financial Highlights (Unaudited)

(In thousands, except per share data)

	Quarter ended				Year ended
	Nov. 30,	Feb. 29,	May 31,	Aug. 31,(d)	Aug. 31
	2003	2004	2004	2004	2004
Net Sales	$297,757	$291,246	$331,271	$318,817	$1,239,091
Gross Profit	46,869	42,637	51,135	42,842	183,483
Net Income (a)	9,544	5,310	12,921	131	27,906
Basic and Diluted
Earnings Per Share of Common Stock:
Basic	$0.32	$0.18	$0.43	$—	$0.93
Diluted	$0.32	$0.17	$0.42	$—	$0.91

	Quarter ended				Year ended
	Nov. 30,	Feb. 28,	May 31,(c)	Aug. 31,	Aug. 31,
	2002	2003	2003	2003	2003
Net Sales	$266,866	$268,185	$298,402	$267,004	$1,100,457
Gross Profit	41,721	39,015	44,860	34,709	160,305
Net Income (b)	8,344	4,673	2,380	557	15,954
Basic and Diluted
Earnings Per Share of Common Stock:
Basic	$0.28	$0.16	$0.08	$0.02	$0.54
Diluted	$0.28	$0.15	$0.08	$0.02	$0.53

(a)	Net income for the quarters ended May 31, 2004 and August 31, 2004 included charges of $295,000 and $1,789,000 respectively, for costs relating to North America restructuring. Net income for the quarter ended August 31, 2004 also included an impairment charge for goodwill of $1,820,000.

(b)	Net income for the quarters ended May 31, 2003 and August 31, 2003 included charges of $4,093,000 and $4,523,000 respectively, for costs relating to North America restructuring.

(c)	Restructuring charges of $800,000 for accelerated depreciation were reclassified to cost of sales in the quarter ended August 31, 2003.

(d)	Includes charge of $1,401,000 for a valuation allowance on tax assets not currently recoverable.

Note 17
Insurance Recovery

     Cost of sales for the year ended August 31, 2003, includes a reduction of $1,867,000 from the settlement of a business interruption insurance claim resulting from equipment problems at a facility in Europe. Net income includes $1,214,000, net of $653,000 of income taxes.

Note 18
North American Restructuring

     During fiscal 2004, in order to balance capacity with demand, the Company closed two manufacturing lines at its Nashville, Tennessee plant. As a result, the Company recorded a pre-tax charge of $1,769,000, for the year ended August 31, 2004. The charge was primarily non-cash and is summarized below:

	Original		Accrual
(in thousands)	Charge	Paid	balance
Employee related costs	$350	$—	$350
Other costs	66	—	66

Restructuring	416	$—	$416

Accelerated depreciation, included in North America cost of sales	1,353

	$1,769

IMAGINE the POTENTIAL

     The employee related costs included severance payments and medical insurance for 30 employees at the Nashville facility. The other costs include equipment removal and other exit costs that were incurred as of August 31, 2004. The accelerated depreciation represents a change in estimate for the reduced life on equipment totaling $1,353,000. At August 31, 2004 the Company has remaining accruals of $416,000 related to cash out-flows primarily for employee severance, equipment removal costs and other charges, which are expected to be paid during the next eight months. The Company also expects to incur additional charges of approximately $300,000 for equipment removal and other exit costs during fiscal 2005 in connection with the completion of this restructuring.

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

		Paid	Accrual		Paid	Accrual
	Original	fiscal	balance	2004	fiscal	balance
(in thousands)	Charge	2003	8/31/03	Charges	2004	8/31/04
Employee related costs	$1,972	$(143)	$1,829	$—	$(1,826)	$3
Other costs	4,265	(3,794)	471	315	(786)	—

Restructuring	6,237	$(3,937)	$2,300	$315	$(2,612)	$3

Accelerated depreciation, included in North America cost of sales	2,379

	$8,616

     The employee related costs included severance payments and medical insurance, net of a curtailment gain of $288,000, for 35 salaried and 97 hourly employees primarily at facilities in Ohio and Texas. The curtailment gain represents the gain realized from a reduction of the post-retirement obligation due to a reduction in the workforce. The other costs include a $1,300,000 write-down of the Texas manufacturing facility, the fair market value of which was determined from an independent third party appraisal, a $2,269,000 write-off and disposal of manufacturing equipment and other assets related to dropped product lines and other exit costs. The accelerated depreciation represents a change in estimate for the reduced life on equipment at the Texas manufacturing facility totaling $2,379,000. During fiscal 2004, restructuring expense totaling $315,000 was incurred related primarily to the disposal of additional equipment and to work pertaining to the closing of the Texas facility. At August 31, 2004 the Company has remaining accruals of $3,000 related to cash out-flows primarily for employee severance costs, which are expected to be paid during September 2004.

Note 19
Purchase Commitments

In 2002 the Company entered into a long-term supply agreement with a producer of thermoplastic polyurethane (TPU). During fiscal 2004, per the terms of the agreement, the Company served notice of termination of the supply agreement. As a result of further discussions with the producer, the Company reinstated the terms of the agreement for minimum usage requirements. As of August 31, 2004, the Company has been purchasing and the producer has been supplying TPU pursuant to the agreement. As of August 31, 2004, the Company had approximately $840,000 of inventory that was purchased under this supply agreement. The quantities the Company has on hand and to be purchased under the agreement, combined do not exceed the anticipated production requirement.

A. SCHULMAN, INC.

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders
of A. Schulman, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Cleveland, Ohio
November 3, 2004

Management’s Discussion and
Analysis of Financial Condition and the
Results of Operations

Results of Operations

2004

Net consolidated sales for 2004 were $1.239 billion, an increase of 12.6% over sales of $1.100 billion for the comparable period in 2003. A comparison of net consolidated sales by business segment is as follows:

	(in thousands)
Sales	2004	2003	Increase
North America	$410,179	$393,627	$16,552
Europe	828,912	706,830	122,082

	$1,239,091	$1,100,457	$138,634

     The translation effect of foreign currencies, primarily the strong Euro, increased consolidated sales by $84.5 million in 2004. The reasons for the percentage change in 2004 consolidated sales are as follows:

Increase
Tonnage	2.6%
Translation effect	7.7
Price/Mix	2.3

Percentage change in sales	12.6%

     Worldwide tonnage was up 2.6% for the year. Europe increased 4.2% while North America remained relatively flat. Most of the increase occurred in manufacturing.

     The two largest markets served by the Company are the packaging and automotive markets. The approximate percentage of consolidated sales by market for 2004 compared to 2003 is as follows:

Market	2004	2003
Packaging	36%	39%
Automotive	22	26
Other	42	35

	100%	100%

     The majority of the Company’s consolidated sales can be classified into five primary product families. The approximate amount and percentage of consolidated sales for these product families compared to the previous year is as follows:

	2004		2003
Product Family	Amount	%	Amount	%
Color and additive concentrates	$444,483	36	$395,883	36
Polyolefins	338,278	27	299,452	27
Engineered compounds	333,630	27	277,646	25
Polyvinyl chloride (PVC)	57,018	5	55,130	5
Tolling	13,380	1	16,753	2
Other	52,302	4	55,593	5

	$1,239,091	100	$1,100,457	100

IMAGINE the POTENTIAL

     A comparison of gross profit dollars and percentages by business segment for 2004 and 2003 is as follows:

	(in thousands)
			Increase (Decrease)
Gross profit $	2004	2003	$	%
Europe	$139,577	$123,881	$15,696	12.7
North America	43,906	36,424	7,482	20.5

	$183,483	$160,305	$23,178	14.5

Gross profit %	2004	2003
Europe	16.8%	17.5%
North America	10.7%	9.3%
Consolidated	14.8%	14.6%

     Gross profit dollars in Europe were up primarily due to the positive impact of the Euro, which increased margins by $14.5 million in fiscal 2004. The decline in the European gross profit percentage was due to rising raw material prices and the lag in passing on cost increases in the form of higher sales prices and changes in product mix. European gross profit in 2003 included a $1.9 million settlement of a business interruption insurance claim resulting from equipment problems at a facility in Europe.

     North American margins increased $7.5 million or 20.5% in 2004 compared to 2003. Profit improvement programs and reduced capacity more than offset the higher cost of plastic resins. Margins were reduced by $1.4 million in 2004 and $2.4 million in 2003 for restructuring charges pertaining to accelerated depreciation on disposed equipment. Margins in 2003 were also reduced by implementation costs for a profit improvement program in the U.S of $2.3 million.

     Competitive pressures along with the increasing cost of plastic resins and the ability to obtain sufficient price increases on a timely basis remains a challenge in the months ahead. A comparison of capacity utilization levels is as follows:

	2004	2003
Europe	89%	81%
North America	87%	79%
Worldwide	88%	80%

     Capacity utilization improved by 10% worldwide. The improvement in European capacity utilization was due primarily to tonnage increases of 7.1% in the manufacturing business. North American utilization improved from 79% in 2003 to 87% in 2004. The improvement in North American capacity utilization resulted from a reduction in capacity from the 2003 restructuring which included the closing of a plant in Texas and the Company’s profit improvement initiatives implemented in 2003.

     A comparison of income (loss) before taxes by business segment for the years 2004 and 2003 is as follows:

	(in thousands)
	2004	2003	Difference
Income (loss) before taxes:
Europe	$67,013	$63,680	$3,333
North America	(7,455)	(16,662)	9,207
Restructuring, North America	(731)	(6,237)	5,506
Interest expense, net	(2,356)	(3,184)	828
Goodwill impairment, North America	(1,820)	—	(1,820)

	$54,651	$37,597	$17,054

     The income improvement in Europe was due to a $7.2 million positive impact of translation, primarily the Euro, and a 7.1% increase in manufacturing tonnage in 2004. This improvement was partially offset by lower gross profit margins. Income in North America increased $9.2 million. Higher profit margins accounted for $7.5 million of the increase. The results of the profit improvement program, which reduced cost and capacity, accounted for the balance.

     Selling, general and administrative expenses were $122.3 million for 2004, up $10.7 million or 9.6% compared with 2003. The increase is due to the translation effect of foreign currencies, which increased expenses by $7.2 million for 2004 and $2.6 million of costs associated with implementing Sarbanes Oxley. Other expenses, which include wage and benefits, were increased $1.0 million or .9% over the 2003 fiscal year.

     During fiscal 2004, the Company reduced capacity by 39 million pounds at its Nashville, Tennessee plant by closing two manufacturing lines. In line with the capacity reduction, the Nashville workforce was reduced by one third or 30 employees. These actions will reduce annual costs by approximately $4.6 million. As a result of this action, the Company recorded pre-tax restructuring charges of $1,769,000 for the year ended August 31, 2004. The charges were primarily non-cash and are summarized below:

	As of August 31, 2004
	Original		Accrual
(in thousands)	charge	Paid	balance
Employee-related costs	$350	$—	$350
Other costs	66	—	66

Restructuring	416	$—	$416

Accelerated depreciation, included in North American cost of sales	1,353

	$1,769

     The employee related costs included severance payments and medical insurance for 30 employees at the Nashville facility. The other costs include equipment removal and other exit costs that were incurred as of August 31, 2004. The accelerated depreciation represents a change in estimate for the reduced life on equipment totaling

A. SCHULMAN, INC.

$1,353,000. At August 31, 2004 the Company has remaining accruals of $416,000 related to cash out-flows primarily for employee severance, equipment removal costs and other charges, which are expected to be paid during the next eight months. The Company also expects to incur additional charges of approximately $300,000 related to equipment removal and other exit costs during fiscal 2005 in connection with the completion of this restructuring.

     Interest expense decreased in 2004 due to an interest-rate swap of $25 million, lower rates of interest and a reduction of borrowings.

     Foreign currency transaction losses of $694,000 were primarily due to changes in the value of currencies in major areas where the Company operates.

     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company. The effective tax rate was 48.9% in 2004 compared to 57.6% in 2003.

     The effective tax rates are greater than the statutory rate of 35% primarily because no tax benefits have been recognized on losses in the United States which included $3.9 million of charges for restructuring and impairment losses. In addition, taxes included a $1.4 million valuation allowance on tax assets not currently recoverable.

     Germany adopted in 2004 new tax legislation that will be effective in fiscal 2005. This legislation could increase the Company’s German taxes by up to approximately $5 million annually. Presently, the Company is implementing changes in its structure that should mitigate the adverse tax impact of the change in German law beginning in fiscal 2005.

     The translation effect of foreign currencies increased consolidated net income in 2004 by $4.8 million or $.16 per share.

     The reductions in capacity and costs at the Nashville plant, along with the cost saving programs implemented throughout the year, will enable the Company to compete effectively in today’s challenging environment.

     The challenge in the next year is the large increase in the prices of raw materials due to higher energy costs. Although the Company is raising prices to offset the increasing cost of raw materials, there is usually a lag in passing on such increases. This lag has a negative effect on profit margins and offsets many of the benefits derived from cost-saving programs.

     Continued cost pressures from higher energy prices is anticipated in the months ahead. Nevertheless, fiscal 2005 net income should be better than fiscal 2004. The many actions the Company has taken over the last few years will enable it to maintain its position as an industry leader and to capitalize on growth opportunities throughout the worldwide markets.

2003

     Net consolidated sales for 2003 were $1.100 billion, an increase of 13.8% over sales of $.966 billion for the comparable period in 2002.

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

     The majority of the Company’s consolidated sales can be classified into five primary product families. The approximate amount and percentage of consolidated sales for these product families compared to the previous year is as follows:

	2003		2002
Product Family	Amount	%	Amount	%
Color and additive concentrates	$395,883	36	$367,305	38
Polyolefins	299,452	27	231,982	24
Engineered compounds	277,646	25	235,848	24
Polyvinyl chloride (PVC)	55,130	5	57,996	6
Tolling	16,753	2	19,332	2
Other	55,593	5	54,130	6

	$1,100,457	100	$966,593	100

     The translation effect of foreign currencies, primarily the strong Euro, increased consolidated sales by $90.1 million in 2003.

     The reasons for the percentage change in 2003 consolidated sales are as follows:

Increase
Tonnage	1.3%
Translation effect	9.3
Price/Mix	3.2

Percentage change in sales	13.8%

     Tonnage increased 1.5% in Europe primarily due to higher sales of manufactured products in Germany, Belgium and Italy. Tonnage was relatively flat in North America.

IMAGINE the POTENTIAL

     A comparison of gross profit dollars and percentages by business segment for 2003 and 2002 is as follows:

	(in thousands)
			Increase (Decrease)
Gross profit $	2003	2002	$	%
Europe	$123,881	$106,157	$17,724	16.7
North America	36,424	54,176	(17,752)	(32.8)

	$160,305	$160,333	$(28)	—

Gross profit %	2003	2002
Europe	17.5%	18.3%
North America	9.3%	14.0%
Consolidated	14.6%	16.6%

     Gross profit dollars in Europe were up primarily due to the positive impact of the Euro, which increased margins by $16.4 million in fiscal 2003. European gross profit in 2003 includes $1.9 million from the settlement of a business interruption insurance claim resulting from equipment problems at a facility in Europe. The European gross profit percentage decline was due to higher cost of resins, competitive price pressures and higher costs in manufacturing operations.

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

     A comparison of income (loss) before taxes by business segment for the years 2003 and 2002 is as follows:

	(in thousands)
	2003	2002	Difference
Income (loss) before taxes:
Europe	$63,680	$58,504	$5,176
North America	(16,662)	2,639	(19,301)
Restructuring, North America	(6,237)	—	(6,237)
Interest expense, net	(3,184)	(3,562)	378

	$37,597	$57,581	$(19,984)

     The income improvement in Europe was due to an increase in tonnage compared to 2002 and the positive impact of currency, primarily the Euro, which increased operating income by $8.2 million in 2003, and $1.9 million from the settlement of a business interruption insurance claim. Income in North America was down due to lower profit margins, $2.3 million of implementation costs incurred for the profit improvement program in the North American segment and $2.4 million of restructuring charges pertaining to accelerated depreciation on disposed equipment.

     Selling, general and administrative expenses were $111.6 million for 2003, up $13.9 million or 14.3% compared to 2002. The increase is due to the translation effect of foreign currencies, which increased expenses by $7.8 million for 2003, higher compensation and employee benefit costs, and one-time expenses related to the North American profit improvement program.

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

	As of August 31, 2003
	Original		Accrual
(in thousands)	charge	Paid	balance
Employee-related costs	$1,972	$(143)	$1,829
Other costs	4,265	(3,794)	471

Restructuring	6,237	$(3,937)	$2,300

Accelerated depreciation, included in North American cost of sales	2,379

	$8,616

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

A. SCHULMAN, INC.

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

     Foreign currency transaction losses were primarily due to changes in the value of currencies in major areas where the Company operates. The major portion of the losses in 2003 relates to changes in the value of the U.S. dollar compared to the Mexican peso.

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

Critical Accounting Policies

The Company has identified critical accounting policies that, as a result of the judgments, uncertainties, and the operations involved, could result in material changes to its financial condition or results of operations under different conditions or using different assumptions. The Company’s most critical accounting policies relate to the allowance for doubtful accounts, inventory reserves, interim provisions for income taxes, restructuring costs and goodwill.

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

     Restructuring charges are recorded in accordance with SFAS 146. Liabilities for costs associated with an exit or disposal activity are recognized when the liability is incurred. Fair value is the basis for the measurement of any asset write-downs that are reflected as accelerated depreciation in cost of sales.

     Goodwill is not amortized. The Company conducts a formal impairment test of goodwill at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

Liquidity and Capital Resources

	(in millions)
	August 31,	August 31,	%
	2004	2003	Change
Cash and cash equivalents	$72.9	$62.8	16.1%
Working capital	358.3	319.5	12.1
Long-term debt	49.7	68.7	(27.7)
Stockholders’ equity	435.2	382.8	13.7

     Net cash provided from operations was $53.6 million in 2004 compared with $39.7 million in 2003. The increase was primarily due to an increase in net income.

     As of August 31, 2004, the current ratio was 3.2 to 1 and working capital was $358.3 million. Accounts receivable and inventories increased in 2004 by $26.7 million and $38.6 million, respectively. The translation effect of foreign currencies, primarily the Euro, increased the combined balances by $25.8 million. Excluding the translation effect, the increase in accounts receivable is the result of higher sales. Inventory, excluding the translation effect, was up primarily because of higher resin prices.

     The Company’s cash and cash equivalents increased $10.1 million, or 16.1% from August 31, 2003. During 2004, the Company repatriated approximately $36.0 million as dividends, loan payments and interest from its foreign subsidiaries. The cash was used to reduce long-term debt and for other working capital requirements.

     Currently, the Company intends to repatriate approximately $43.0 million from its foreign operations during fiscal 2005. These funds will be used for other working capital requirements.

     The Company decreased total long-term debt by $19.0 million during 2004. Total long-term debt was $49.7 million as of August 31, 2004.

     Capital expenditures for the year ended August 31, 2004 were $22.3 million compared with $19.5 million last year. The major components of the capital expenditures are new plants in China and Poland, a new laboratory in Germany and the restoration and addition of a line in the Bellevue, Ohio plant.

IMAGINE the POTENTIAL

     The new facility in China is now operating and producing material for the Chinese market. The total cost of this facility is approximately $7.5 million and its annual capacity will be 30 to 40 million pounds, depending on the type of materials produced. The facility in Poland commenced operation this summer. The facility has an annual capacity of approximately one million pounds and a cost of approximately $3.0 million.

     The Company anticipates capital expenditures for fiscal 2005 will be approximately $20.0 to $25.0 million.

     The ratio of long-term liabilities to capital was 20.4% at August 31, 2004 and 23.9% at August 31, 2003. This ratio is calculated by dividing the sum of long-term debt and other long-term liabilities by the sum of total stockholders’ equity, long-term debt and other long-term liabilities. The primary factors contributing to this decrease were increases in equity from foreign currency translation and a reduction of $19.0 million in borrowings under the revolving credit agreement.

     On August 20, 2004 the Company completed a new five-year $100,000,000 revolving credit agreement, replacing an existing $130,000,000 facility. The Company, under this new agreement has the possibility of increasing the credit amount by $50,000,000 if necessary, at a later date. Under terms of the agreement, the Company is required to satisfy certain financial and operating covenants including leverage ratio and interest coverage ratio. The revolving credit agreement expires on August 17, 2009 and is unsecured. There were no borrowings under this agreement at August 31, 2004.

     The Company has an outstanding private placement for $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. In 1999, the Company completed an interest rate lock in order to reduce the interest cost over the life of the notes. Proceeds from this transaction totaling $630,000 have been deferred and will be amortized over the life of the loan, effectively reducing the annual interest rate from 7.27% to 7.14%. Under this agreement, as of August 31, 2004, approximately $33,000,000 of retained earnings was available for the payment of cash dividends. The Company’s latest review of the covenants under these agreements indicates no defaults or any non-compliance with their covenants. On March 19, 2004, the Company entered into an interest-rate swap agreement. This swap agreement converts $25,000,000 of the $50,000,000 of Senior Notes from fixed rate debt to variable rate debt and is designated as a fair value hedge. As of August 31, 2004, the notional value of the underlying debt has been marked-to-market with a value of $24,322,000 and carries a variable interest rate of 5.9%. The interest-rate swap is included in other long-term liabilities at August 31, 2004.

     The Company’s unfunded pension liability is approximately $47.9 million at August 31, 2004. This amount is primarily due to an unfunded plan of $36.8 million maintained by the Company’s German subsidiary. Under this plan, no separate vehicle is required to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.

     The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company’s exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company estimates that a 10% change in foreign exchange rates at August 31, 2004 would have changed the fair value of the contracts by approximately $1.6 million. Changes in the fair value of forward exchange contracts are substantially offset by changes in the fair value of the hedged positions. The Company does not hold or issue financial instruments for trading purposes or utilize any other types of derivative instruments, aside from an interest-rate swap.

     The Company leases certain land and buildings for its European segment under a capital lease. The total amount due on this capital lease at August 31, 2004 is $775,000.

     A summary of the Company’s future obligations subsequent to August 31, 2004 are presented below:

	(in thousands)
	Less			More
	Than			than
	1 year	1-3 years	3-5 years	5 years	Total
Long-term Debt	$—	$—	$—	$50,000	$50,000
Capital Lease Obligations	418	357	—	—	775
Operating Lease Obligations	3,359	2,586	599	—	6,544
Purchase Obligations (a)	85,651	22,840	—	—	108,491
Pension Obligations (b)	1,800	—	—	—	1,800
Post Retirement Benefit Obligations	749	1,503	1,796	5,578	9,626
Deferred Compensation Obligations	636	165	230	2,226	3,257
Interest Expense	3,984	7,140	7,140	—	18,264
Guarantees	14	—	—	—	14

	$96,611	$34,591	$9,765	$57,804	$198,771

(a)	Purchase obligations include inventory and capital expenditures.

(b)	Although it expects to make payments beyond this point, the Company cannot accurately estimate or determine the amount of such payments.

     Operating lease information is provided in the footnotes of the Company’s Annual Report. The aggregate future minimum rental commitment for non-cancelable leases, excluding obligations for taxes, insurance, etc. was $6.5 million at August 31, 2004.

     The Company’s outstanding commercial commitments at August 31, 2004 are not material to the Company’s financial position, liquidity or results of operations except as discussed in Note 19.

A. SCHULMAN, INC.

     During the year ended August 31, 2004, the Company paid cash dividends aggregating $.54 per share. The total amount of these dividends were $16.4 million. Cash flow has been sufficient to fund the payment of these dividends.

     During the year ended August 31, 2004, the Company did not repurchase any shares of its common stock. Approximately 1.7 million shares remain under a six million-share authorization approved by the Board of Directors in August 1998. Although no plans exist at the present time, the Company may repurchase additional common stock in fiscal year 2005 subject to market conditions. For the year ended August 31, 2004, 812,690 common shares were issued upon the exercise of employee stock options and 39,000 common shares were issued to employees under the restricted stock plan. The total amount received from the exercise of these options was $11.7 million. The Company anticipates continuing exercise of stock options in 2005, but the number of options that will be exercised is related to the market value of the common stock.

     The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the “accumulated other comprehensive income” account in stockholders’ equity. The continued weakness of the U.S. dollar during the year ended August 31, 2004 increased this account by $28.1 million.

New Accounting Pronouncements

     In February 1998, the FASB issued SFAS 132, “Employer’s Disclosures about Pensions and Other Postretirement Benefits” (“SFAS 132”), which was later revised in December 2003. SFAS 132 revises employer’s disclosures about pension plans and other postretirement benefit plans under APB 28, SFAS 87, SFAS 88 and SFAS 106. The revised Statement is effective (with certain exceptions) for financial statements with fiscal years ending after December 31, 2003. The additional disclosures required by the revised SFAS 132 are reflected in Note 8.

     In May 2004, the FASB issued FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP 106-2”), regarding SFAS No. 106, “Employer’s Accounting for Postretirement Benefits Other Than Pensions.” FSP 106-2 discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) enacted on December 8, 2003. FSP 106-2 considers the effect of the features introduced in the Act in determining accumulated postretirement benefit obligation and net periodic postretirement benefit cost, which may serve to reduce a company’s postretirement benefit costs. FSP 106-2 also requires those companies to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. This position is effective (with certain exceptions) for the first interim or annual period beginning after June 15, 2004. The adoption of this Position is not expected to have a material impact on the Company’s financial position or results of operations.

Cautionary Statements

     Certain statements in this report may constitute forward-looking statements within the meaning of the Federal securities laws. These statements can be identified by the fact that they do not relate strictly to historic or current facts. They use such words as “anticipate”, “estimate”, “expect”, “project”, “intend”, “plan”, “believe”, and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. These forward-looking statements are based on currently available information, but are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Important factors that could cause actual results to differ materially from those suggested by these forward-looking statements, and that could adversely affect the Company’s future financial performance, include, but are not limited to, the following:

•	Worldwide and regional economic, business and political conditions, including continuing economic uncertainties in some or all of the Company’s major product markets;

•	Fluctuations in the value of currencies in major areas where the Company operates, including the U.S. dollar, Euro, U.K. pound sterling, Canadian dollar, Mexican peso, Chinese yuan and Indonesian rupiah;

•	Fluctuations in the prices of sources of energy or plastic resins and other raw materials;

•	Changes in customer demand and requirements;

•	Escalation in the cost of providing employee health care; and

•	The outcome of any legal claims known or unknown.

     The risks and uncertainties identified above are not the only risks the Company faces. Additional risks and uncertainties not presently known to the Company or that it believes to be immaterial also may adversely affect the Company. Should any known or unknown risks or uncertainties develop into actual events, or underlying assumptions prove inaccurate, these developments could have material adverse effects on the Company’s business, financial condition and results of operations.

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

IMAGINE the POTENTIAL

Six-Year Summary of Selected Financial Data
(In thousands, except per share data)

	Year Ended August 31,
	2004		2003		2002	2001		2000		1999
Net sales	$1,239,091		$1,100,457		$966,593	$975,221		$1,032,519		$985,623
Interest and other income	2,252		2,067		2,179	1,969		6,703	(4)	2,712

	1,241,343		1,102,524		968,772	977,190		1,039,222		988,335

Cost of sales	1,055,608		940,152		806,260	846,592		865,357		805,030
Other costs, expenses, etc	131,084		124,775		104,931	101,734		105,766		105,349

	1,186,692		1,064,927		911,191	948,326		971,123		910,379

Income before taxes	54,651		37,597		57,581	28,864		68,099		77,956
Provision for U.S. and foreign income taxes	26,745		21,643		25,427	16,172		30,395		30,167

Net income	$27,906	(1)	$15,954	(2)	$32,154	$12,692	(3)	$37,704		$47,789

Total assets	$724,096		$643,872		$612,332	$578,671		$572,890		$591,527
Long-term debt	$49,679		$68,698		$81,038	$105,415		$83,638		$65,000
Total stockholders’ equity	$435,237		$382,821		$356,361	$322,079		$323,461		$356,246
Average number of common shares outstanding, net of treasury shares:
Basic	30,128,117		29,496,281		29,296,435	29,184,605		30,224,433		31,671,768
Diluted	30,575,057		29,845,497		29,667,037	29,199,566		30,224,433		31,679,614
Diluted earnings per common share	$0.91		$0.53		$1.08	$0.43		$1.25		$1.51
Cash dividends per common share	$0.54		$0.54		$0.54	$0.54		$0.53		$0.49
Book value per common share	$14.27		$12.91		$12.08	$10.99		$10.99		$11.41

(1)	Includes charges of $3,904,000 related to North American restructuring and goodwill impairment.

(2)	Includes a charge of $8,616,000 related to North American restructuring.

(3)	Includes a charge of $4,635,000 related to the cost of Akron, Ohio plant closure.

(4)	Includes $3,900,000 in North America from consideration received due to the demutualization of an insurance carrier and the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 related to these events.

IMAGINE the POTENTIAL

A Schulman, Inc.
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
Former Vice Chairman, RPM, Inc.

James S. Marlen
Chairman, President and Chief Executive
Officer, Ameron International Corporation

Dr. Peggy Gordon Miller
President,
South Dakota State University

Ernest J. Novak, Jr.
Retired Managing Partner,
Ernst & Young — Cleveland, Ohio office

Dr. Paul Craig Roberts
Chairman,
The Institute for Political Economy

John B. Yasinsky
Former Chairman,
OMNOVA Solutions, Inc.

Executive Officers

Terry L. Haines
President and Chief Executive Officer

Robert A. Stefanko
Chief Financial Officer
and Treasurer

Alain C. Adam
Vice President —
International Automotive Operations

Ronald G. Andres
Vice President —
North American Manufacturing

Gary J. Elek
Vice President —
Corporate Controller and Secretary

John M. Myles
Vice President —
Research and Development

Barry A. Rhodes
Vice President —
North American Sales and Marketing

European Operations

Jack B. Taylor
General Manager — Europe

Otto H. Bruder
Associate General Manager — Europe

Corporate Headquarters

A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333
(330) 666-3751
www.aschulman.com

Domestic Office

International Automotive
Marketing Center
2100 East Maple Road
Birmingham, MI 48009-6524
(248) 643-6100

Technology Centers

A. Schulman, Inc.
Product Technology Center
1183 Home Avenue
Akron, Ohio 44310
(330) 630-3315

A. Schulman, Inc.
Color Technology Center
1475 Wolf Creek Trail
Sharon Center, Ohio 44274
(330) 239-0101

Annual Meeting
The Annual Meeting of Stockholders will be held on Thursday, December 9, 2004 at 10 AM E.S.T., at the Hilton Inn West, 3180 West Market Street Akron, Ohio 44333

Independent Accountants
PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland, Ohio 44114-2301

Stock Listing
The common stock of A.
Schulman, Inc. is traded
and quoted through the
NASDAQ National Market System.
Symbol: SHLM

Transfer Agent
National City Bank Corporate
Trust Operations P.O. Box
92301 Cleveland, OH
44193-0900

Contact Information
Any questions regarding shareholder records should be directed to:
National City Bank
800-622-6757
e-mail address:
shareholder.inquiries@nationalcity.com

The annual report to the Securities and Exchange Commission, Form 10-K, will be made available upon request without charge.

Write:

Robert A. Stefanko,
Chief Financial Officer
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

IMAGINE the POTENTIAL

Foreign Offices

Luxembourg
A. Schulman S.á.r.l. et Cie S.C.S.
5, Rue Guillaume Kroll
L-1882 Luxembourg

Luxembourg
A. Schulman S.á.r.l.
5, Rue Guillaume Kroll
L-1882 Luxembourg

Luxembourg
A. Schulman Holdings S.á.r.l.
5, Rue Guillaume Kroll
L-1882 Luxembourg

Bornem, Belgium
A. Schulman Plastics BVBA
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

Würselen, Germany
A. Schulman Europe GmbH
Monnetstrasse 7
52146 Würselen
49-2405-45270

Kerpen, Germany
A. Schulman GmbH
Hüttenstraße 211
50170 Kerpen
49-2273-5610

Paris, France
A. Schulman, S.A./Diffusion
Plastique Immeuble Dynasteur
10/12 Rue Andras Beck
92360 Meudon-la-Forêt
33-1-4107-7500

Crumlin, South Wales (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

Zurich, Switzerland
A. Schulman AG
Kernstraße 10
8004 Zurich
41-1-241-6030

Warsaw, Poland
A. Schulman Polska Sp. z.o.o.
ul. Pulawska 424
02-801 Warsaw
48-22-323-2000

Budapest, Hungary
A. Schulman Hungary Kft.
Bartok Béla ut 105-113
1115 Budapest
36-1-371-2408

Prague, Czech Republic
A. Schulman GmbH
Branch Prague
Jeremenkova 43
14700 Prague 4
420-2-61090100

Gorla Maggiore, Italy
A. Schulman Plastics, S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741

Barcelona, Spain A.
Schulman S.L.
BCIN — Pol. Ind Les Guixeres s/n
08915 Barcelona/Badalona
34-93-464-8043

Mississauga, Ontario, Canada
L5R 3G5
A. Schulman Canada Ltd.
5770 Hurontario Street, Suite 602
(905) 568-8470

Mexico City, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Manuel E. Izaguirre #13
Despacho 304 — Ciudad Satélite
Naucalpan, Edo. de Mexico 53100
52-555-393-7246

Monterrey, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Avenida Lazaro Cardenas 2400 PTE
Condominio los Soles
Office PB -17
Colonia Reas San Agustin
San Pedro Garza Garcia,
N.L. Mexico 66220
52-818-363-5072

San Luis Potosi, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
52-444-824-0708

Plants

Bellevue, Ohio
44811 350 North Buckeye Street
(419) 483-2931

Sharon Center, Ohio 44274
(Specialty Compounding Division)
1475 Wolf Creek Trail
(330) 239-0101

Nashville, Tennessee 37211-3333
481 Allied Drive (615)
333-3453

Orange, Texas 77632
Texas Polymer Services, Inc.
6522 Interstate Highway 10 West
(409) 883-4331

Bornem, Belgium
A. Schulman Plastics BVBA
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211

Kerpen, Germany
A. Schulman GmbH
Hüttenstraße 211
50170 Kerpen
49-2273-5610

Crumlin, South Wales (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090

Givet, France
A. Schulman Plastics S.A.
Rue Alex Schulman
08600 Givet
33-24-427161

Gorla Maggiore, Italy
A. Schulman Plastics S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741

A. Schulman Polska Sp.z.o.o.
Nowa Biala 37
09-411 Biala-Plock
Poland
48-24-364-0012

East Java, Indonesia
PT A. Schulman Plastics
Desa Ngerong — Gempol
Kab. Pasuruan
62-343-85-42-40

A. Schulman Plastics
(Dongguan) Ltd.
Qiaoxin Industrial Park
Qiaotou Township/Dongguan City
Guangdong Province
China
86-769-342-6876

St. Thomas, Ontario, Canada
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519) 633-3451

San Luis Potosi, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
52-444-824-0708

A. Schulman, Inc. 3550 West Market Street Akron, Ohio 44333 330.666.3751 www.aschulman.com