Form 10-K, Exhibit 13
period 2005-08-31
SCHULMAN A INC
filed 2005-11-14
CIK 87565

Exhibit 13

A. Schulman’s goal is to serve customers and shareholders by unlocking the potential of plastic compounds and resins for a wide range of applications, and to offer state-of-the-art solutions that meet critical needs in diverse global markets. The Company is well-positioned to achieve this goal.
Ongoing efforts to strengthen operations and improve efficiency are essential to remain competitive under current market conditions. Over recent years, management has taken aggressive steps to maximize shareholder value through product rationalization and profit improvement programs, elimination of excess capacity in North America, and global expansion to serve growing markets.
With an eye on the future and a focus on innovation, A. Schulman has consolidated its North American research and development program into two major facilities — the Color Technology Center and the Product Technology Center, both located in the Akron, Ohio area. Invision®, which is highlighted on the following pages, is the first major innovation resulting from the establishment of these two facilities and the collaborative effort between them.
A. Schulman’s strong operating base and its capabilities for providing innovative products to serve customer needs enable the Company to pursue new opportunities for growth throughout the global markets.

To Our Stockholders
September 2005 marked the beginning of a new A. Schulman’s history as we introduced our sheet product and the formation of A. Inc., our wholly owned subsidiary. We to open up a wide range of long-term opportunities in many markets around the
Invision ® is the perfect complement to our longstanding expertise in color-matching as we expand our capabilities to include sheet product. Our customers will benefit by receiving a better-performing, more cost-effective alternative to existing materials on the marketplace, while simplifying their manufacturing process.
Invision ® will be attractive to customers in both automotive and non-automotive markets. Initially, we are focusing on automotive applications because of our market presence and recognized capabilities. Invision ® is not expected to produce operating income in .fiscal 2006. However, this is a very large market that could exceed $1 billion in annual sales in the years ahead. With the help of Invision ® , we expect to continue to build positively on the overall growth our Company experienced in fiscal 2005.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
Fiscal 2005 Results
Net sales for the fiscal year ended August 31, 2005 were $1.433 billion, the highest in the history of A. Schulman, and a 15.7% increase over sales of $1.239 billion for fiscal 2004. Price increases and changes in product mix increased sales by 10.4%. Tonnage was up 0.5% for the year and the translation effect of foreign currencies, primarily the euro, increased sales by $59.9 million or 4.8%.
     Net income for the 2005 fiscal year was $32,093,000 or $1.03 per diluted share, an increase of 15% over last year’s net income of $27,906,000 or $0.91 per diluted share. The translation effect of foreign currencies, primarily the euro, increased net income by $2,678,000 or $0.09 per share.
     The primary reason for the increase in fiscal 2005 net income was a reduction in the effective tax rate to 35.0% in 2005 from 48.9% in 2004. The tax rate was lower due to $4,370,000 or $0.14 per share of tax benefits from tax reserves no longer required due to a change in Mexican tax laws and the favorable settlement of a claim in Canada. In addition, there was a reduction in losses in the United States where no tax benefits are currently recognized.
     Net income for fiscal 2005 also included a net gain of $497,000 or $0.02 per share from the sale of an office in Europe and $962,000 or $0.03 per share from a refinement of assumptions relating to freight in North America. Net income for fiscal 2004 included restructuring charges of $2,084,000 or $0.07 per share, an impairment charge for goodwill of $1,820,000 or $0.06 per share and a charge of $1,401,000 or $0.05 per share for a valuation allowance on tax assets not recoverable.
     The gross profit margin was 13.4% in fiscal 2005 compared with 14.8% last year. The decline in margin was the result of higher raw material costs due to increased energy prices and the lag in passing on such increases in the form of higher selling prices.
     The reduction in margin had an adverse effect of approximately $17 million on pre-tax income. In addition, operating expenses were up due to costs for Sarbanes-Oxley compliance, the translation of currencies and various other increases throughout our operations.
Fourth-quarter Results
Net sales for the fourth quarter ended August 31, 2005 were $345.1 million, an increase of 8.2% from net sales of $318.8 million for the comparable 2004 quarter. Tonnage declined 1.7% for the quarter, but higher sales prices and changes in product mix increased sales by 8.4%. The translation effect of currencies, primarily the euro, increased sales by $4.8 million or 1.5%.
     Net income for the fiscal 2005 fourth quarter was $6,461,000 or $0.21 per diluted share compared with last year’s fourth-quarter net income of $131,000, which was less than $0.01 per share. The 2004 fourth quarter included charges totaling $4,990,000 or $0.16 per share for restructuring, goodwill impairment and a valuation allowance on tax assets.
     The 2005 fourth quarter was extremely soft through July due to poor economic conditions, especially in the automotive industry. However, there was a noted improvement late in the quarter. Order levels were stronger and margins improved due to our ability to increase selling prices in response to low levels of inventories in the marketplace and the higher cost of plastic resins and other raw materials which were impacted by the higher costs of energy.
European and Asian Operations
European and Asian sales and tonnage were higher for fiscal 2005. Sales increased 19.9% for the year and tonnage was 4.8%

New China and Poland Facilities
Serve Growing Global Markets
The successful operations at A. Schulman’s new China and Poland facilities, both of which opened in fiscal 2004, reflect the Company’s continuing strategy to meet the growing long-term demand in global markets.
     The $7.5 million China plant, which began operation in the fall of 2004, produces materials for customers in the film and packaging markets. It currently has an annual capacity of 30 million to 40 million pounds, depending on the type of materials being produced. A second line, to produce engineered compounds for automotive, consumer product and other applications, is under construction and expected to be completed in fiscal 2006.
     In Poland, the Company’s new facility has an annual capacity of approximately 1 million pounds, primarily for the construction of value-added concentrates for the Eastern European market. This plant cost $3.5 million and began production during the summer of 2004.
     With these new facilities, A. Schulman has established a foundation for further strategic global expansion to serve the automotive industry and other markets, particularly in the growing Asian and European regions.
higher than last year. Increases in selling prices and changes in product mix accounted for 8.3% of the sales increase. The translation effect of foreign currencies increased sales by 6.8%. Gross profit margins for fiscal 2005 were 14.7% compared with 16.8% last year. Margins declined due to the higher cost of raw materials and the lag of passing on such increases in the form of higher selling prices. Income before interest and taxes for Europe and Asia was $62,777,000, a decrease of 6.3% from last year’s income of $67,013,000. Income was down primarily because of higher expenses, including costs related to compliance with Sarbanes-Oxley requirements, which offset an increase in gross profit arising from higher sales.
     Fourth-quarter sales for Europe and Asia were $233.1 million, an increase of 8.1% over last year’s fourth-quarter sales of $215.6 million. Tonnage was up 1.8% for the quarter and the translation effect of currencies increased sales by 1.3%. Higher selling prices and changes in product mix increased sales by 5.0%. Gross profit was $34.5 million, a $908,000 increase from the fourth quarter of last year, but margins declined to 14.8% from 15.6% in the same quarter last year.
North American Operations
North American sales for fiscal 2005 were $439.4 million, an increase of 7.1% over 2004 sales of $410.2 million. Tonnage was down 7.2% for the year; however, higher selling prices and changes in product mix increased sales by 13.4%. The balance of the increase in sales was derived from the translation effect of foreign currencies for North America. North American gross profit was up $2.4 million although margins were 10.5%, down slightly from last year’s margins of 10.7%. The loss of $11.0 million before interest, restructuring and taxes was greater than last year’s loss of $7.5 million due to an increase in operating expenses and the adverse effects of currency transaction losses, primarily because of the strength of the Canadian dollar.
     The fourth-quarter results for North America were better than anticipated. The loss before interest, restructuring and taxes was $3.5 million, an improvement of $1.3 million over the same period last year and much better than forecast. Although tonnage declined 8.1%, sales were $112.0 million, an increase of 8.6% from last year. Increases in selling prices and changes in product mix provided a 14.8% increase in sales. The translation effect of foreign currencies for North America accounted for the balance of the increase in sales. North American gross profit margins were 8.8% compared with 9.0% in last year’s fourth quarter. In addition, operating expenses declined from the year-ago period. The quarter started quite slowly, but the month of August was much better than expected with stronger margins resulting from higher selling prices, strong demand and tight supplies for many materials due to the recent hurricane activity in the United States.
     Fiscal 2005 came to a close with a good fourth quarter. Pricing power has recently improved and, currently, we are noting tightness in supplies due to the recent hurricanes in the United States and higher energy prices. Gross profit margins have improved in September 2005 and preliminary results for fiscal 2006 are encouraging.
     One of our major facilities in Texas was down for a two-week period in September and a warehouse in Texas also incurred damage from Hurricane Rita. The impact and damage resulting from this hurricane is currently being assessed. Although the amount of loss on these facilities is not yet determinable, it is anticipated that amounts not covered by insurance will not have a significant impact on earnings.
Cash Dividends
Cash dividends on common stock were $0.57 per common share in fiscal 2005, an increase of 5.6% over dividends of $0.54 per share paid in fiscal 2004. On October 6, 2005, the Board of Directors declared the regular quarterly dividend of $0.145 per share, which was payable November 2, 2005 to stockholders of record on October 24, 2005. Throughout our history, we have a consistent record of paying dividends. The Board will review the current dividend policy at its meeting in January 2006.

For fiscal 2006, we anticipate better margins and believe there is good opportunity for an improvement in performance.
Agreement with Barington Capital Group
In October 2005, the Company reached an agreement with a group of investors led by Barington Capital Group, L.P. (the “Barington Group”) which had an ownership position of approximately 8.7% of the Company’s outstanding stock. Under the terms of the agreement, among other things, the Barington Group withdrew its notice of intent to nominate persons for election as directors at the Company’s 2005 annual meeting and agreed to abide by certain standstill provisions. In addition, the Board of Directors expanded the size of the Board from 10 to 12 and appointed James A. Mitarotonda, a member of the Barington Group, to serve as a director until the 2007 annual meeting. We believe that the agreement with Barington serves the best interests of the Company and its stockholders. We welcome Mr. Mitarotonda to our Board and look forward to working with him as we continue to improve the operations and financial performance of the Company.
     We also intend to initiate a self-tender offer to repurchase 8,750,000 shares of the Company’s common stock at a price of no less than $20 per share that will be completed no later than April 30,2006. This repurchase is subject to obtaining sufficient financing in the United States to pay for the repurchase and complying with existing debt instruments. We believe this repurchase will enhance shareholder value.
Business Review and Outlook
We are excited about the long-term potential for Invision ® . However, the current economic situation is quite unsettled with high energy costs, credit issues in the automotive industry and increasing inflationary pressures. We have a strong balance sheet and the financial capability to withstand difficult environments and compete effectively in the worldwide markets. For fiscal 2006, we anticipate better margins and believe there is good opportunity for an improvement in performance.
     We thank all of our employees, customers and stockholders for their continued support.

Terry L. Haines	Robert A. Stefanko

President and	Chairman and
Chief Executive Officer	Chief Financial Officer
November 4, 2005

Invision ® is a new product that combines outstanding performance characteristics with state-of-the-art color-matching, improved cost-efficiency, environmental advantages and a simplified manufacturing process for the customer. It represents the next step in A. Schulman’s long history of providing resins and compounds that are precisely formulated and color-matched to meet the needs of its customers. Until now, the Company provided those materials in the form of pellets, which are then molded or extruded into a finished product.
With the introduction of Invision ® , produced in sheet form, A. Schulman can eliminate many intermediate manufacturing processes and reduce costs for its customers. The new product allows the Company to leverage its compounding capabilities and better serve a variety of potentially high-growth markets. Consisting of multi-layered sheets of ionomer, Invision ® can be formed directly into a finished part by the customer. A. Schulman now produces each layer of the sheet – including color, adhesive, clear coat or other material – which provides customers with savings in their manufacturing processes. A protective layer can also be added to prevent damage during shipping and handling, right up to the final molding of the finished product.
When compared with existing alternative technologies – such as paint on plastic, paint film, thermoplastic film and sheet, and molded-in color – Invision ® offers superior performance, improved color-matching, cost-efficiency and simplicity. Where Class A surface requirements are needed, Invision ® is the solution. Its impact on the environment also is much more favorable than painted materials and paint application processes.
A. Schulman has invested approximately $5 million and more than eight years in the development of Invision ® . Because of the uniqueness of the technology, the Company has applied for a number of patents related to the product and its manufacturing processes. Since Invision ® uses compounds and resins produced by A. Schulman, the new product will be complementary to the Company’s traditional business.

A sheet of Invision®
being pulled off the
production line ready
to be formed into a
finished product.

The automotive market has long sought technology alternatives that are more durable and cost-efficient for exterior products such as the side rocker panel, one of the initial applications in which Invision ® is expected to be used.
Precise color-matching is a high priority in many markets, especially automotive. Invision ® takes advantage of A. Schulman’s industry-leading ability to match the color palettes of major automotive companies to improve the appearance of parts such as bumpers, fascias and rocker panels.

Invision ® sheet is both fl exible and durable enough to be molded in a single step into products both large and small. Potentially, most of the exterior surface of a recreational vehicle such as a golf cart could be made of Invision ® .
the potential
Over the long term, non-automotive applications for Invision ® are expected to include lawn and garden equipment, appliances, or essentially any market that would benefi t from material that meets the strictest “Class A” surface requirements for characteristics such as appearance and durability.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
Financial Highlights

	Year Ended August 31,
	2005	2004	2003
Net sales	$1,433,196,000	$1,239,091,000	$1,100,457,000
Net income (1), (2), (3)	$32,093,000	$27,906,000	$15,954,000
Diluted earnings per share of common stock	$1.03	$0.91	$0.53
Capital expenditures	$26,944,000	$22,287,000	$19,509,000
Long-term debt and other non-current liabilities	$136,871,000	$111,663,000	$120,152,000
Long-term liabilities to capital	22.9%	20.4%	23.9%
Stockholders’ equity	$462,103,000	$435,237,000	$382,821,000
Book value per common share	$15.01	$14.27	$12.91
Number of stockholders of record	606	612	659

Cash dividends per share
1st Quarter	$0.135	$0.135	$0.135
2nd Quarter	0.145	0.135	0.135
3rd Quarter	0.145	0.135	0.135
4th Quarter	0.145	0.135	0.135

	$0.570	$0.540	$0.540

	High - Low	High - Low	High - Low
Common stock price range	$22.71-18.86	$19.85-15.35	$21.37-13.41
1st Quarter	$22.71-18.86	$19.85-15.35	$21.37-13.41
2nd Quarter	$22.20-17.48	$21.98-17.09	$19.50-13.40
3rd Quarter	$18.75-15.92	$20.95-17.19	$17.19-12.91
4th Quarter	$19.49-16.23	$21.67-19.10	$18.19-14.75

(1)	Includes restructuring charges of $182,000 in 2005, $2,084,000 in 2004 and $8,616,000 in 2003.

(2)	Includes in 2004 impairment charges of $1,820,000 and a $1,400,000 valuation allowance on tax assets not recoverable at that time.

(3)	Includes for 2005 a net gain of $497,000 on the sale of an office in Europe, $962,000 of income from a refinement in assumptions relating to freight in North America, and $4,370,000 of tax benefits from tax reserves no longer required due to a change in Mexican tax laws effective December, 2004 and the favorable settlement of a tax claim in Canada.

Consolidated Statement of Income

	Year Ended August 31,
	2005	2004	2003
Net Sales	$1,433,196,000	$1,239,091,000	$1,100,457,000
Interest and Other Income	2,394,000	2,252,000	2,067,000

Total	1,435,590,000	1,241,343,000	1,102,524,000

Cost and Expenses:
Cost of sales	1,240,557,000	1,055,608,000	940,152,000
Selling, general and administrative expenses	137,848,000	122,305,000	111,572,000
Interest expense	3,704,000	4,156,000	4,764,000
Foreign currency transaction losses	2,824,000	694,000	1,293,000
Minority interest	1,139,000	1,378,000	909,000
Restructuring expense—North America	182,000	731,000	6,237,000
Goodwill impairment—North America	—	1,820,000	—

	1,386,254,000	1,186,692,000	1,064,927,000

Income Before Taxes	49,336,000	54,651,000	37,597,000
Provision for U.S. and Foreign Income Taxes	17,243,000	26,745,000	21,643,000

Net Income	$32,093,000	$27,906,000	$15,954,000

Weighted-average Number of Shares Outstanding:
Basic	30,619,780	30,128,117	29,496,281
Diluted	31,049,790	30,575,057	29,845,497

Earnings per Share of Common Stock:
Basic	$1.05	$0.93	$0.54
Diluted	$1.03	$0.91	$0.53
The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
Consolidated Balance Sheet

	August 31,	August 31,
	2005	2004
ASSETS
Current Assets:

Cash and cash equivalents	$102,329,000	$72,898,000
Accounts receivable, less allowance for doubtful accounts of $8,227,000 in 2005 and $9,268,000 in 2004	225,442,000	204,091,000
Inventories, average cost or market, whichever is lower	233,348,000	232,102,000
Prepaids, including tax effect of temporary differences	16,848,000	13,339,000

Total Current Assets	577,967,000	522,430,000

Other Assets:
Cash surrender value of life insurance	1,454,000	974,000
Deferred charges, etc., including tax effect of temporary differences	17,316,000	16,080,000
Goodwill	5,288,000	5,253,000
Intangible assets	1,026,000	2,653,000

	25,084,000	24,960,000

Property, Plant, and Equipment, at cost:
Land and improvements	13,667,000	12,465,000
Buildings and leasehold improvements	128,884,000	124,760,000
Machinery and equipment	292,419,000	274,279,000
Furniture and fixtures	35,556,000	32,999,000
Construction in progress	13,366,000	10,178,000

	483,892,000	454,681,000

Accumulated depreciation and investment grants of $1,187,000 in 2005 and $1,172,000 in 2004	302,581,000	277,975,000

	181,311,000	176,706,000

	$784,362,000	$724,096,000

	August 31,	August 31,
	2005	2004
LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Notes payable	$1,507,000	$—
Current portion of long-term debt	370,000	418,000
Accounts payable	102,059,000	95,160,000
U.S. and foreign income taxes payable	14,788,000	12,573,000
Accrued payrolls, taxes, and related benefits	27,193,000	26,300,000
Other accrued liabilities	26,338,000	29,685,000

Total Current Liabilities	172,255,000	164,136,000

Long-term Debt	63,158,000	49,679,000
Other Long-term Liabilities	73,713,000	61,984,000
Deferred Income Taxes	7,865,000	8,030,000
Minority Interest	5,268,000	5,030,000
Commitments and Contingencies	—	—

Stockholders’ Equity:
Preferred stock, 5% cumulative, $100 par value, authorized, issued and outstanding — 10,564 shares in 2005 and 10,566 shares in 2004	1,057,000	1,057,000
Special stock, 1,000,000 shares authorized, none outstanding	—	—
Common stock, $1 par value, authorized — 75,000,000 shares, issued — 39,988,555 shares in 2005 and 39,633,132 shares in 2004	39,989,000	39,633,000
Other capital	74,973,000	69,812,000
Accumulated other comprehensive income	26,552,000	18,643,000
Retained earnings	487,998,000	473,540,000
Treasury stock, at cost, 9,272,045 shares in 2005 and 9,211,095 shares in 2004	(165,232,000)	(164,231,000)
Unearned stock grant compensation	(3,234,000)	(3,217,000)

Common Stockholders’ Equity	461,046,000	434,180,000

Total Stockholders’ Equity	462,103,000	435,237,000

	$784,362,000	$724,096,000

The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
Consolidated Statement of Stockholders’ Equity

				Accumulated			Unearned
				Other			Stock	Total
	Preferred	Common	Other	Comprehensive	Retained	Treasury	Grant	Stockholders’
	Stock	Stock	Capital	Income (Loss)	Earnings	Stock	Compensation	Equity

Balance at August 31, 2002	$1,057,000	$38,630,000	$51,974,000	$(31,230,000)	$462,270,000	$(164,231,000)	$(2,109,000)	$356,361,000
Comprehensive income for 2003:
Net income for 2003					15,954,000
Foreign currency translation gain				21,687,000
Minimum pension liability adjustment (net of tax of $640,000)				1,178,000
Total comprehensive income								38,819,000
Cash dividends paid or accrued:
Preferred stock, $5 per share					(53,000)			(53,000)
Common stock, $.54 per share					(16,067,000)			(16,067,000)
Stock options exercised		151,000	1,147,000					1,298,000
Grant of restricted stock			1,585,000				(1,585,000)	—
Non-cash stock based compensation			1,329,000					1,329,000
Amortization of restricted stock							1,134,000	1,134,000

Balance at August 31, 2003	1,057,000	38,781,000	56,035,000	(8,365,000)	462,104,000	(164,231,000)	(2,560,000)	382,821,000
Comprehensive income for 2004:
Net income for 2004					27,906,000
Foreign currency translation gain				28,139,000
Minimum pension liability adjustment (net of tax of $446,000)				(1,131,000)
Total comprehensive income								54,914,000
Cash dividends paid or accrued:
Preferred stock, $5 per share					(53,000)			(53,000)
Common stock, $.54 per share					(16,417,000)			(16,417,000)
Stock options exercised		813,000	10,892,000					11,705,000
Issue of restricted stock		39,000	(39,000)					—
Grant of restricted stock			2,080,000				(2,080,000)	—
Non-cash stock based compensation			844,000					844,000
Amortization of restricted stock							1,423,000	1,423,000

Balance at August 31, 2004	1,057,000	39,633,000	69,812,000	18,643,000	473,540,000	(164,231,000)	(3,217,000)	435,237,000
Comprehensive income for 2005:
Net income for 2005					32,093,000
Foreign currency translation gain				10,260,000
Minimum pension liability adjustment (net of tax of $1,056,000)				(2,351,000)
Total comprehensive income								40,002,000
Cash dividends paid or accrued:
Preferred stock, $5 per share					(53,000)			(53,000)
Common stock, $.57 per share					(17,582,000)			(17,582,000)
Purchase of treasury stock						(1,001,000)		(1,001,000)
Stock options exercised		302,000	3,790,000					4,092,000
Issue of restricted stock		54,000	(54,000)					—
Grant of restricted stock			1,981,000				(1,981,000)	—
Forfeiture of restricted stock			(893,000)				893,000	—
Non-cash stock based compensation			337,000					337,000
Amortization of restricted stock							1,071,000	1,071,000

Balance at August 31, 2005	$1,057,000	$39,989,000	$74,973,000	$26,552,000	$487,998,000	$(165,232,000)	$(3,234,000)	$462,103,000

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Cash Flows

	Year Ended August 31,
	2005	2004	2003
Provided from (used in) operating activities:
Net income	$32,093,000	$27,906,000	$15,954,000
Items not requiring the current use of cash:
Depreciation and amortization	25,082,000	25,870,000	24,703,000
Non-current deferred taxes	(978,000)	926,000	(6,319,000)
Pension and other deferred compensation	11,891,000	7,917,000	6,070,000
Postretirement benefit obligation	2,623,000	893,000	841,000
Minority interest in net income of subsidiaries	1,139,000	1,378,000	909,000
Restructuring charges	—	1,353,000	5,246,000
Goodwill impairment	—	1,820,000	—
Changes in working capital:
Accounts receivable	(17,643,000)	(13,797,000)	3,843,000
Inventories	4,069,000	(25,699,000)	(13,915,000)
Prepaids	(244,000)	49,000	(777,000)
Accounts payable	5,019,000	24,699,000	(10,446,000)
Income taxes	(4,051,000)	2,690,000	6,965,000
Accrued payrolls and other accrued liabilities	1,675,000	2,503,000	5,647,000
Changes in other assets and other long-term liabilities	(5,032,000)	(4,897,000)	1,020,000

Net cash provided from operating activities	55,643,000	53,611,000	39,741,000

Provided from (used in) investing activities:
Expenditures for property, plant and equipment	(26,944,000)	(22,287,000)	(19,509,000)
Disposals of property, plant and equipment	681,000	(65,000)	1,447,000

Net cash used in investing activities	(26,263,000)	(22,352,000)	(18,062,000)

Provided from (used in) financing activities:
Cash dividends paid	(17,635,000)	(16,470,000)	(16,120,000)
Increase (decrease) of notes payable	1,479,000	(27,000)	25,000
Reduction of long-term debt	—	(19,092,000)	(12,449,000)
Increase of long-term debt	13,464,000	—	—
Cash distributions to minority shareholders	(900,000)	(1,830,000)	(1,600,000)
Exercise of stock options	4,092,000	11,705,000	1,298,000
Purchase of treasury stock	(1,001,000)	—	—

Net cash used in financing activities	(501,000)	(25,714,000)	(28,846,000)

Effect of exchange rate changes on cash	552,000	4,537,000	5,999,000

Net increase (decrease) in cash and cash equivalents	29,431,000	10,082,000	(1,168,000)

Cash and cash equivalents at beginning of year	72,898,000	62,816,000	63,984,000

Cash and cash equivalents at end of year	$102,329,000	$72,898,000	$62,816,000

Cash paid during the year for:
Interest	$3,818,000	$4,042,000	$4,565,000
Income Taxes	$32,524,000	$26,060,000	$25,781,000
The accompanying notes are an integral part of the consolidated financial statements.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
Notes to Consolidated Financial Statements
Note 1
Summary of Significant Accounting Policies
Principles of Consolidation
The consolidated financial statements include the accounts of A. Schulman, Inc. (the “Company”) and its domestic and foreign subsidiaries in which a controlling interest is maintained. All significant intercompany transactions have been eliminated.
     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Co. in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.
Cash Equivalents and Short-Term Investments
All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents. Such investments amounted to $22,220,000 at August 31, 2005 and $39,671,000 at August 31, 2004. Investments with maturities between three and twelve months are considered to be short-term investments. Investments are placed with numerous financial institutions having good credit ratings. The recorded amount of these investments approximates fair value.
Accounts Receivable and Allowance for Doubtful Accounts
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing trade accounts receivable. The Company determines the allowance for doubtful accounts based on specific customer account analysis and historical write-off experience. The Company reviews its allowance for doubtful accounts on a periodic basis. Past due accounts are reviewed individually for collectibility while all remaining accounts are reviewed on a pooled basis. Trade accounts receivables are charged off against the allowance for doubtful accounts when the Company determines it is probable the account receivable will not be collected. Trade accounts receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. The Company does not have any off-balance sheet exposure related to its customers.
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
Depreciation
It is the Company’s policy to depreciate the cost of property, plant and equipment over the estimated useful lives of the assets generally using the straight-line method. The estimated useful lives used in the computation of depreciation are as follows:

Buildings and leasehold improvements	7 to 40 years
Machinery and equipment	5 to 10 years
Computer equipment	3 to 5 years
Furniture and fixtures	5 to 10 years
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
Long-Lived Assets
Long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value. The Company completed its annual impairment test of long-lived assets which resulted in no impairment loss being recognized.
Income Taxes
Income taxes are recognized during the period in which transactions enter into the determination of financial statement income. Accordingly, deferred taxes are provided for temporary differences between the book and tax bases of assets and liabilities. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. No taxes are provided on earnings which are permanently reinvested.
Retirement Plans
The Company has several defined benefit and defined contribution plans covering certain employees in the U.S. and in foreign countries. For certain plans in the U.S., pension funding is based on an amount paid to trust funds at an agreed rate for each hour for which employees are paid. Generally, the defined benefit plans accrue the current and prior service costs annually and funding is not required for all plans.
     The Company also has deferred profit sharing plans for its North American salaried employees for which contributions are determined at the discretion of the Board of Directors.
Foreign Currency Translation
The financial position and results of operations of the Company’s foreign subsidiaries are measured using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Accumulated other comprehensive income in stockholders’ equity includes translation adjustments arising from the use of different exchange rates from period to period.
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
Reclassification
Certain items previously reported in specific financial statement captions have been reclassified to conform to the 2005 presentation.
Stock-Based Compensation
In 2003 the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” The Company continues to apply the intrinsic-value based method to account for stock options granted to employees or Directors to purchase common shares. The option price equals the market price of the underlying common shares on the date of grant. No compensation expense is recognized for stock options granted, except for provisionally granted awards.
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
     The Company recognizes compensation expense related to the issuance of restricted stock. The following table illustrates the effect on net income and earnings per share as if the fair value based method had been applied to all outstanding and unvested stock awards:

	(In thousands of $)
	2005	2004	2003
Net income, as reported	$32,093	$27,906	$15,954
Add: Stock-based employee compensation included in reported net income, net of tax	1,408	2,267	2,463
Deduct: Total stock-based employee compensation expense determined under fair value method, net of tax where applicable	(5,228)	(3,180)	(2,393)

Pro forma net income	$28,273	$26,993	$16,024

Earnings per share:
Basic: as reported	$1.05	$0.93	$0.54
pro forma	$0.92	$0.90	$0.54
Diluted: as reported	$1.03	$0.91	$053
pro forma	$0.91	$0.88	$0.54
Derivative Instruments and Hedging Activities
The Company accounts for derivatives under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) as amended and interpreted. The standard requires all derivatives, whether designated in hedging relationships or not, to be recorded on the balance sheet at fair value. The forward exchange contracts were adjusted to their fair market value through the income statement. Gains or losses on forward contracts that hedge specific transactions are recognized in the consolidated statement of income offsetting the underlying foreign currency gains or losses. In 2004 the Company entered into an interest-rate swap agreement which has been designated as a fair value hedge in accordance with SFAS 133.
New Accounting Pronouncements
In May 2004, the FASB issued FASB Staff Position 106-2 (“FSP 106-2”) regarding SFAS No. 106, “Employer’s Accounting for Postre-tirement Benefits Other than Pensions”. FSP 106-2, “Accounting for Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” discusses the effect of the Medicare Prescription Drug, Improvement and Modernization Act (“the Act”) enacted on December 8, 2003. FSP 106-2 considers the effect of the features introduced in the Act in determining accumulated postretirement benefit obligation and net periodic postretirement benefit cost, which may serve to reduce a company’s postretirement benefit costs. The adoption of FSP 106-2, effective September 1, 2004, did not have a material impact on the Company’s financial position or results of operations. On January 21, 2005 regulations implementing the Act were issued and did not have a material impact on the Company’s financial position or results of operations.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
     In November 2004, the FASB issued SFAS No. 151, (“SFAS 151”), “Inventory Costs — an amendment of ARB No. 43, Chapter 4” in an effort to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current period charges. SFAS 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 is required in the Company’s first quarter of fiscal 2006. The Company does not expect a material impact on the Company’s financial position or results of operations from the adoption of SFAS 151.
     In December 2004, the FASB revised SFAS No. 123, (“SFAS 123R”), “Share-Based Payment”. SFAS 123R requires companies to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. In addition, SFAS 123R requires disclosure of information relating to the nature of share-based payment transactions and the effects of those transactions on the financial statements. The adoption of SFAS 123R is required in the Company’s first quarter of fiscal 2006. Adoption of SFAS 123R is currently expected to reduce fiscal 2006 earnings by approximately $3.0 million or $.10 per share.
     In December 2004, the FASB issued SFAS No. 153, (“SFAS 153”), “Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29”. SFAS 153 addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. The adoption of SFAS 153 is required in the Company’s first quarter of fiscal 2006. The Company does not expect a material impact on the Company’s financial position or results of operations from the adoption of SFAS 153.
     In December 2004, the FASB issued FASB Staff Position 109-1, (“FSP 109-1”), “Application of FASB Statement No. 109, ‘Accounting for Income Taxes,’ to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”. The FASB also issued Staff Position 109-2, (“FSP 109-2”), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004” (the “Jobs Creation Act”). The Jobs Creation Act provided deductions for qualified domestic production activities and repatriation of foreign earnings. The adoption of FSP 109-1 and FSP 109-2 by the Company in the February 2005 quarter did not have a material impact on the Company’s financial condition, results of operations or cash flows for fiscal 2005.
     In March 2005, the FASB issued FASB Interpretation No. 47, (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”. FIN 47 clarifies the definition and treatment of conditional asset retirement obligations as discussed in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. A conditional asset retirement obligation is defined as an asset retirement activity in which the timing and/or method of settlement are dependent on future events that may be outside the control of the Company. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is intended to provide more information about long-lived assets, more information about future cash outflows for these obligations and more consistent recognition of these liabilities. The adoption of FIN 47 is required by the end of fiscal 2006. The Company is currently evaluating the impact, if any, of FIN 47 on its financial position, results of operations and cash flows.
     In May 2005, the FASB issued FASB Statement No. 154, (“SFAS 154”), “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. Previously, APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” required the inclusion of the cumulative effect of changes in accounting principle in net income of the period of the change. SFAS No. 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements, unless impracticable to determine the effects of the change. The adoption of SFAS 154 is required in the Company’s first quarter of fiscal 2007. The Company will assess the impact of a retrospective application of a change in accounting principle in accordance with SFAS No. 154 if the need for such a change arises after the effective date of September 1, 2006.
Note 2
Allowance for Doubtful Accounts
The changes in the Company’s allowance for doubtful accounts during the years ended August 31, 2005 and 2004 are as follows:

	2005	2004
Beginning balance	$9,268,000	$8,814,000
Provision	1,363,000	2,402,000
Write-offs, net of recoveries	(2,599,000)	(2,345,000)
Translation effect	195,000	397,000

Ending balance	$8,227,000	$9,268,000

Note 3
Goodwill and Other Intangible Assets
In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”, the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. Goodwill impairment is tested at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. No impairment was required to be recorded as a result of the annual impairment review in fiscal 2005.
     In connection with the restructuring in North America, goodwill related to the Nashville, Tennessee plant was tested for impairment during the fourth quarter of fiscal 2004. This restructuring included the closing of two production lines in order to reduce production capacity at the plant. In connection with this action, the Company deemed it necessary to conduct an impairment test. As a result of closing these two production lines, the sales and cash flow forecast for this plant was revised and the Company estimated the fair market value of the plant using an earnings multiple valuation method. The results of this valuation indicated that the carrying value of the plant’s net assets exceeded their market value. The Company then compared the recorded value of the goodwill with the implied fair market value of the goodwill and determined that an impairment loss had been incurred. The Company recorded a goodwill impairment loss of $1,820,000 in the fourth quarter of fiscal 2004, which represented the total recorded value of the goodwill for the Nashville plant.
     Accumulated amortization for intangibles was $1,247,000, $1,044,000 and $753,000 at August 31, 2005, 2004 and 2003, respectively. Amortization expense for intangibles was $197,000 in 2005, $224,000 in 2004 and $207,000 in 2003. The Company does not anticipate any significant changes in amortization expense for intangibles in future periods. The change in the August 31, 2005 balance of intangible assets was due to a decrease in the minimum pension liability as discussed in Note 7.
     The carrying amount of goodwill for the European segment was $4,324,000 at August 31, 2005 and $4,289,000 at August 31, 2004. The carrying amount of goodwill for the North American segment was $964,000 at August 31, 2005 and 2004.
     The changes in the Company’s carrying value of goodwill during the years ended August 31, 2005 and 2004 are as follows:

	Europe	North America	Total
Balance as of August 31, 2003	$4,024,000	$2,784,000	$6,808,000
Impairment charge	—	(1,820,000)	(1,820,000)
Translation effect	265,000	—	265,000

Balance as of August 31, 2004	4,289,000	964,000	5,253,000
Translation effect	35,000	—	35,000

Balance as of August 31, 2005	$4,324,000	$964,000	$5,288,000

Note 4
Long-Term Debt and Credit Arrangements

	August 31,
	2005	2004
Revolving credit loan, 3.95% in 2005	$14,000,000	$—
Senior notes, 7.27%, due 2009, net of interest-rate swap	49,129,000	49,322,000
Capital lease obligations and other, net of current portion	29,000	357,000

	$63,158,000	$49,679,000

     On August 20, 2004 the Company completed a new five-year $100,000,000 revolving credit agreement, replacing an existing $130,000,000 facility. The Company, under this new agreement has the possibility of increasing the credit amount by $50,000,000 if necessary, at a later date. Under terms of the agreement, the Company is required to satisfy certain financial and operating covenants including leverage and interest coverage ratios. The Company’s latest review of the covenants under this agreement indicates no defaults or any non-compliance. The revolving credit agreement expires on August 17, 2009 and is uncollateralized. The interest rate is LIBOR plus a grid-based applicable margin. There were borrowings of $14,000,000 outstanding under this agreement at August 31, 2005, while there were no borrowings at August 31, 2004.
     The Company has an outstanding private placement for $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. At August 31, 2005, the fair market value is approximately $55.3 million. In 1999, the Company completed an interest rate lock in order to reduce the interest cost over the life of the notes. Proceeds from this transaction totaling $630,000 were deferred and are being amortized over the life of the loan, effectively reducing the annual interest rate from 7.27% to 7.14%. Under this agreement, as of August 31, 2005, approximately $32,000,000 of retained earnings was available for the payment of cash dividends. The Company’s latest review of the covenants under these agreements indicates no defaults or any non-compliance. On March 19, 2004, the Company entered into an interest-rate swap agreement. This swap agreement converts $25,000,000 of the $50,000,000 senior notes to variable rate debt and is designated as a fair value hedge. As of August 31, 2005, the notional value of the underlying debt has been marked-to-market with a value of $24,129,000 and carries a variable interest rate of 7.9%. The interest rate swap is included in other long-term liabilities.
     The Company has $17,000,000 of uncollateralized short-term lines of credit from various domestic banks. There were no short-term borrowings under these facilities at August 31, 2005 and 2004.
     The Company had approximately $55,000,000 and $44,000,000 of uncollateralized short-term foreign lines of credit available to its subsidiaries at August 31, 2005 and August 31, 2004, respectively. There were no borrowings under these lines of credit at August 31, 2005 and 2004.
     The Company leases certain items under capital leases. The European segment leases certain land and buildings with an amount due on this capital lease at August 31, 2005 of approximately $361,000. The North American segment leases certain equipment with an amount due on these capital leases at August 31, 2005 of approximately $38,000.
     Aggregate maturities of debt including capital lease obligations (excluding the interest rate swap adjustment), subsequent to August 31, 2005 are as follows:

Fiscal	2006	$370,000
	2007	10,000
	2008	11,000
	2009	14,006,000
	2010	50,002,000

Total		$64,399,000

     See Note 18 for information related to subsequent event.

A. SCHULMAN INC. 2005 ANNUAL REPORT
Note 5
Foreign Currency Forward Contracts
The Company enters into forward foreign exchange contracts to reduce its exposure for amounts due or payable in foreign currencies. These contracts limit the Company’s exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company does not hold or issue foreign exchange contracts for trading purposes. The following table presents a summary of foreign exchange contracts outstanding as of August 31, 2005 and August 31, 2004:

	2005		2004
	Contract	Fair	Contract	Fair
	Amount	Value	Amount	Value
Buy Currency:
Euro	$3,271,000	$3,242,000	$3,698,000	$3,661,000
U.S. dollar	145,000	145,000	356,000	355,000
British pound	1,260,000	1,271,000	671,000	667,000

	$4,676,000	$4,658,000	$4,725,000	$4,683,000

Sell Currency:
British pound	$2,300,000	$2,295,000	$2,409,000	$2,402,000
U.S. dollar	4,014,000	4,045,000	4,743,000	4,746,000
Hungarian forint	3,219,000	3,257,000	2,882,000	2,892,000
Euro	38,405,000	38,245,000	—	—
Swiss franc	1,015,000	1,023,000	1,122,000	1,118,000

	$48,953,000	$48,865,000	$11,156,000	$11,158,000

     The fair value of foreign exchange contracts was estimated by obtaining quotes from banks. Foreign exchange contracts are entered into with several financial institutions having good credit ratings and generally have maturities of less than twelve months.
Note 6
Income Taxes
Income (loss) before taxes is as follows:

	Year Ended August 31,
	2005	2004	2003
U.S.	$(16,868,000)	$(20,555,000)	$(34,565,000)
Foreign	66,204,000	75,206,000	72,162,000

	$49,336,000	$54,651,000	$37,597,000

     U.S. includes restructuring charges of $182,000 in 2005, $2,084,000 in 2004 and $8,616,000 in 2003. In addition, fiscal 2004 includes impairment charges of $1,820,000.
     The provisions for U.S. and foreign income taxes consist of the following:

	Year Ended August 31,
	2005	2004	2003
Current taxes:
U.S.	$419,000	$1,267,000	$476,000
Foreign	20,456,000	23,506,000	22,570,000

	20,875,000	24,773,000	23,046,000

Deferred taxes:
U.S.	36,000	(48,000)	98,000
Foreign	(3,668,000)	2,020,000	(1,501,000)

	(3,632,000)	1,972,000	(1,403,000)

	$17,243,000	$26,745,000	$21,643,000

     A reconciliation of the statutory U.S. federal income tax rate with the effective tax rates of 35.0% in 2005, 48.9% in 2004, and 57.6% in 2003 is as follows:

	2005		2004		2003
		% of		% of		% of
(in thousands,		Pretax		Pretax		Pretax
except for %s)	Amount	Income	Amount	Income	Amount	Income
Statutory U.S. tax rate	$17,268	35.0%	$19,128	35.0%	$13,159	35.0%
Amount of foreign income taxes less than U.S. taxes at statutory rate	(2,009)	(4.1)	(2,245)	(4.2)	(4,089)	(10.8)
Loss with no benefit	5,904	12.0	8,398	15.4	12,444	33.1
Mexico valuation allowance	(3,270)	(6.6)	1,401	2.6	—	—
Settlement of prior year’s tax liabilities — Canada	(1,104)	(2.2)	—	—	—	—
Other, net	454	0.9	63	0.1	129	0.3

	$17,243	35.0%	$26,745	48.9%	$21,643	57.6%

     Deferred tax assets and (liabilities) consist of the following at August 31, 2005 and August 31, 2004:

(in thousands)	2005	2004
Pensions	$7,084	$4,831
Inventory reserves	862	821
Bad debt reserves	1,598	1,772
Accruals	3,361	3,072
Postretirement benefits other than pensions	6,928	6,014
Depreciation	1,925	1,963
Foreign tax credit carryforwards	23,211	19,710
Alternative minimum tax carryforwards	6,814	6,064
Net assets tax carryforwards	524	2,828
Net operating loss carryforwards	—	2,852
Other	6,551	6,180

Gross deferred tax assets	58,858	56,107
Valuation allowance	(41,989)	(39,789)

Total deferred tax assets	16,869	16,318

Depreciation	(11,759)	(12,159)
Inventory	—	(5,076)
Other	(1,736)	(1,708)

Gross deferred tax liabilities	(13,495)	(18,943)

	$3,374	$(2,625)

     The valuation allowance covers benefits which are not likely to be utilized for foreign tax credit carryforwards and other deferred tax assets in the United States. The foreign tax credit carryforwards will expire in periods from 2010 to 2015 which reflects the extension of the carryforward period granted by the American Jobs Creation Act of 2004 signed into law on October 22, 2004. The net assets tax carryforwards will expire in 2015.
     The tax effect of temporary differences included in prepaids was $5,096,000 and $3,860,000 at August 31, 2005 and 2004 respectively. Deferred charges included $6,893,000 and $7,094,000 from the tax effect of temporary differences at August 31, 2005 and 2004 respectively. The tax effect of temporary differences included in accrued liabilities was $750,000 and $5,549,000 at August 31, 2005 and 2004 respectively.
     At August 31, 2005, no taxes have been provided on the undistributed earnings of certain foreign subsidiaries amounting to $325,296,000 because the Company intends to reinvest these earnings.
Note 7
Pension and Other Postretirement Benefit Plans
     The Company has defined benefit pension plans and other postretirement benefit plans, primarily health care and life insurance. Benefits for the defined benefit plans are based primarily on years of service and qualifying compensation during the final years of employment. A supplemental non-qualified, non-funded pension plan for certain officers was adopted as of January 1, 2004. Charges to earnings are provided to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plan. In connection with this plan, the Company owns and is the beneficiary of life insurance policies that cover the estimated total cost of this plan. The cash surrender value of this insurance is $756,000 at August 31, 2005. Postretirement health care and life insurance benefits are provided to certain domestic employees if they reach retirement age while working for the Company. Effective January 1, 2004, the Company amended the plan to require co-payments and participant contribution. The measurement date for all plans is August 31.
     Components of the plan obligations and assets, and the recorded liability at August 31, 2005 and 2004 are as follows:

	Pension Benefits		Other Postretirement Benefits
	2005	2004	2005	2004
Benefit obligation at beginning of year	$(56,500,000)	$(43,315,000)	$(25,713,000)	$(22,716,000)
Service cost	(2,124,000)	(5,616,000)	(1 ,586,000)	(1,050,000)
Interest cost	(3,229,000)	(2,751,000)	(1,520,000)	(1,291,000)
Plan amendments	—	—	—	1,595,000
Participant contributions	(200,000)	(223,000)	—	—
Actuarial gain (loss)	(7,613,000)	(896,000)	(4,063,000)	(3,055,000)
Benefits paid	1,477,000	1,529,000	772,000	804,000
Translation adjustment	(172,000)	(5,228,000)	—	—

Benefit obligation at end of year	$(168,361,000)	$(56,500,000)	$(32,110,000)	$(25,713,000)

Fair value of plan assets at beginning of year	$8,631,000	$6,706,000	$—	$—
Actual return on assets	1,813,000	521,000	—	—
Employer contributions	1,810,000	1,736,000	772,000	856,000
Participant contributions	200,000	223,000	57,000	(52,000)
Benefits paid	(1 ,469,000)	(1,529,000)	(829,000)	(804,000)
Translation adjustment	(47,000)	974,000	—	—

Fair value of plan assets at end of year	$10,938,000	$8,631,000	$—	$—

Underfunded	$(57,423,000)	$(47,869,000)	$(32,110,000)	$(25,713,000)
Unamortized:
Net liability	142,000	164,000	—	—
Net (gain) loss	15,329,000	9,501,000	13,496,000	9,811,000
Prior year service cost	2,964,000	3,413,000	(1,181,000)	(1,282,000)

Net amount recognized	$(38,988,000)	$(34,791,000)	$(19,795,000)	$(17,184,000)

Amounts recognized in the statement of financial position consist of:
Intangible asset	$1,006,000	$2,445,000	$—	$—
Accrued payrolls, taxes and related benefits	(2,100,000)	(1,800,000)	(737,000)	(749,000)
Other long-term liabilities	(47,025,000)	(39,032,000)	(19,058,000)	(16,435,000)
Accumulated other comprehensive income	9,131,000	3,596,000	—	—

	$(38,988,000)	$(34,791,000)	$(19,795,000)	$(17,184,000)

A. SCHULMAN, INC. 2005 ANNUAL REPORT
     The components of net periodic benefit cost of the years ended August 31 are as follows:

	Pension Benefits			Other Postretirement Benefits
	2005	2004	2003	2005	2004	2003
Service cost	$2,124,000	$1,930,000	$1,386,000	$1,586,000	$1,050,000	$750,000
Interest cost	3,229,000	2,751,000	2,311,000	1,520,000	1,291,000	1,038,000
Expected return on plan assets	(719,000)	(530,000)	(631 ,000)	—	—	—
Amortization of transition obligation	33,000	191,000	169,000	—	—	—
Amortization of prior service cost	494,000	297,000	4,000	(102,000)	(102,000)	(8,000)
Effect of amendment	—	25,000	28,000	—	—	—
Deferred asset gain	—	—	—	379,000	207,000	—
Recognized net actuarial loss	63,000	231,000	100,000	—	—	—
Curtailment loss	—	—	304,000	—	—	—

	$5,224,000	$4,895,000	$3,671,000	$3,383,000	$2,446,000	$1,780,000

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were $68,361,000, $61,152,000 and $10,938,000 respectively as of August 31, 2005, and $56,500,000, $49,122,000 and $8,631,000 respectively as of August 31, 2004. The underfunded position is primarily related to the Company’s German pension plan, where funding is not required.
     The total pension contributions for multi-employer pension plans was $6,000 in 2005, $31,000 in 2004 and $151,000 in 2003. The total cost for defined contribution plans was $3,644,000 in 2005, $3,650,000 in 2004 and $3,918,000 in 2003. In 2003, the Company recorded termination benefits expense of approximately $273,000 related to the defined benefit plan of the Company’s Akron, Ohio plant, which was closed in December 2000.
     Actuarial assumptions used in the calculation of the recorded liability are as follows:

	2005	2004	2003
Weighted — average assumptions as of August 31
Discount rate on pension plans	4.5%	5.6%	5.6%
Discount rate on postretirement obligation	5.25%	6.00%	6.50%
Return on pension plan assets	7.7%	6.9%	6.7%
Rate of compensation increase	3.4%	2.8%	2.7%
Pre-Age 65
Projected health care cost trend rate	9.0%	10.0%	9.0%
Ultimate health care rate	5.0%	5.0%	5.0%
Year ultimate health care trend rate is achieved	2009	2009	2007
Post-Age 65
Projected health care cost trend rate	11.0%	12.0%	9.0%
Ultimate health care rate	5.0%	5.0%	5.0%
Year ultimate health care trend rate is achieved	2011	2011	2007
     The Company in consultation with its actuaries reviews and selects the discount rate to be used in connection with its postretirement obligation annually. The model considers the Company’s demographics and the resulting expected benefit payment stream over the participants’ lifetime. The present value of the benefit stream is determined using the timing and the magnitude of the expected cash flows. The model uses a yield curve approach to discount each cash flow of the liability stream at an interest rate specifically applicable to the timing of each respective cash flow. The model totals the present values of all cash flows and calculates the equivalent weighted-average discount rate by imputing the singular interest rate that equates the total present value with the stream of future cash flows. This resulting weighted- average discount rate is then used in evaluating the final discount rate to be used by the Company.
     The Company in consultation with various actuaries annually reviews and selects the discount rates to be used in connection with its defined benefit pension plans. The discount rates used by the Company are based on yields of various corporate bond indices with varying maturity dates. The discount rates are also reviewed in comparison with current benchmark indices, economic market conditions and the movement in the benchmark yield since the previous fiscal year.
     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage point change in assumed health care cost trend rates would have the following effects at August 31, 2005:

	One-Percentage-	One-Percentage-
	Point Increase	Point Decrease
Effect on total of service and interest cost components	$726,000	$(578,000)
Effect on postretirement obligation	$6,005,000	$(4,987,000)
     During fiscal 2004, the Medicare Modernization Act was passed which allows companies with prescription drug coverage, that is actuarially equivalent to the new Medicare Part D coverage in 2006, to receive a subsidy from the government for maintaining their plans. The Company believes that the retiree’s prescription drug coverage plan will be actuarially equivalent in 2006 and therefore eligible for the subsidy. The impact of Medicare Part D on the accumulated postretirement benefit obligation as of August 31, 2004 is a reduction of $3,900,000, measured at a 6.00% discount rate, and there was no impact on fiscal 2004 expense. In fiscal 2005, the subsidy reduced expense by approximately $678,000. This reduction consisted of decreases in service cost of approximately $260,000, interest cost of approximately $234,000 and amortization of unrecognized loss of approximately $184,000.

     The Company’s pension plan weighted-average asset allocation at August 31, 2005 and 2004, and target allocation by asset category are as follows:

	Plan Assets at August 31,		Target
	2005	2004	Allocation
Asset Category
Equity securities	69.5%	68.3%	70.0%
Debt securities	16.0	16.8	15.0
Guaranteed investment certificates	9.4	9.9	10.0
Cash	5.1	5.0	5.0

Total	100.0%	100.0%	100.0%

     The Company’s principal objective is to ensure that sufficient funds are available to provide benefits as and when required under the terms of the plans. The Company utilizes investments that provide benefits and maximizes the long-term investment performance of the plans without taking on undue risk while complying with various legal funding requirements. The Company through its investment advisors has developed detailed asset and liability models to aid in implementing optimal asset allocation strategies. Equity securities are invested in equity indexed funds, which minimizes concentration risk while offering market returns. The debt securities are invested in a long-term bond indexed fund which provides a stable low risk return. The guaranteed investment certificates allow the Company to closely match a portion of the liability to the expected payout of benefit with little risk.
     The Company in consultation with its actuaries analyze current market trends, the current plan performance and expected market performance of both the equity and bond markets to arrive at the expected return on each asset category over the long term.
     The Company expects to contribute approximately $2,100,000 for its pension obligations and approximately $737,000 to its other postretirement plan in 2006. The following benefit payments, which reflect expected future service are expected to be paid to participants:

		Other Postretirement Benefits
	Pension	Gross	Medicare	Net
	Benefits	Benefits	Reimbursement	Benefits
2006	$1,423,000	$796,000	$59,000	$737,000
2007	2,738,000	867,000	101,000	766,000
2008	2,105,000	977,000	116,000	861,000
2009	2,672,000	1,065,000	130,000	935,000
2010	2,502,000	1,125,000	142,000	983,000
Years 2011-2015	16,453,000	6,839,000	820,000	6,019,000
     The Company has agreements with two current employees that upon retirement, or death or disability prior to retirement, it shall make ten payments of $100,000 each to the two employees or their beneficiaries for a ten-year period and is 100% vested. The liability required for these agreements was fully accrued and are included in other long-term liabilities as of August 31, 2005 and 2004. In connection with these agreements, the Company owns and is the beneficiary of life insurance policies amounting to $2,000,000.
Note 8
Accumulated Other Comprehensive Income
The components of Accumulated Other Comprehensive Income are as follows:

	2005	2004
Foreign currency translation gain	$32,260,000	$22,000,000
Minimum pension liability	(5,708,000)	(3,357,000)

	$26,552,000	$18,643,000

Note 9
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
     Effective in December 2002, the Company adopted the 2002 Equity Incentive Plan which provided for the grant of incentive stock options, nonqualified stock options, restricted stock awards and director deferred units for employees and non-employee directors. The option price of incentive stock options is the fair market value of the common shares on the date of the grant. In the case of nonqualified options, the Company intends that the option prices may not be less than 100% of the fair market value of the common shares on the date of the grant. All options become exercisable at the rate of 33% per year, commencing on the first anniversary date of the grant. Each option expires ten years from the date of the grant. On August 31, 2005, 2,426,875 shares are available for grant pursuant to the Company’s 2002 Equity Incentive Plan.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
     The following is a summary with respect to nonqualified stock option activity for all of the plans:

	Year Ended August 31,
	2005		2004		2003
	Weighted		Weighted		Weighted
	Shares	Average	Shares	Average	Shares	Average
	Under Option	Exercise Price	Under Option	Exercise Price	Under Option	Exercise Price
Outstanding at beginning of the year	1,530,392	$15.38	1,911,150	$14.05	1,709,425	$14.75
Granted during the year	529,650	19.85	645,600	18.02	650,350	13.93
Exercised during the year	(301,823)	13.56	(812,690)	14.41	(101,475)	13.26
Forfeited and expired during the year	(85,857)	15.98	(213,668)	15.26	(347,150)	17.52

Outstanding at end of the year	1,672,362	17.09	1,530,392	15.38	1,911,150	14.05

Exercisable at end of the year	555,733	14.99	352,069	12.95	886,426	14.58

     The following table summarizes information about nonqualified stock options outstanding at August 31, 2005:

			Weighted Average
Grant	Options	Options	Exercise	Remaining
Date	Outstanding	Exercisable	Price	Life (Years)

8/01	193,725	193,725	$13.17	1.0
10/01	10,000	5,000	11.38	1.1
10/02	334,811	149,108	13.99	7.1
10/03	586,176	177,069	18.02	8.1
10/04	508,650	—	19.85	9.1
All other	39,000	30,831	14.73	6.5
     The following table summarizes the restricted stock awards granted and fair market value on the date of grant under the 1991 Stock Incentive Plan. These shares vest five years following the date of grant so long as the holder remains employed by the Company.

		Common Shares
Grant	Restricted Shares	Fair Market Value
Date	Granted	on the Date of Grant

08/00	79,000	$12.13
08/01	82,300	13.17
10/01	3,000	11.38
     The following table summarizes the restricted stock awards granted and fair market value on the date of grant under the 2002 Equity Incentive Plan. These shares vest four years following the date of grant so long as the holder remains employed by the Company.

		Common Shares
Grant	Restricted Shares	Fair Market Value
Date	Granted	on the Date of Grant

10/02	81,800	$13.99
02/03	7,000	15.40
10/03	99,900	18.02
02/04	16,000	17.61
10/04	81,300	19.85
02/05	20,000	18.38
     Unearned compensation for grants under the 1991 Plan representing the fair market value of the shares at the date of grant is charged to income over the five-year vesting period. Unearned compensation for grants under the 2002 Plan representing the fair market value of the shares at the date of grant is charged to income over the four-year vesting period. Compensation expense for restricted stock was $1,071,000 in 2005, $1,423,000 in 2004 and $1,134,000 in 2003.
     As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company continues to account for its stock option and stock incentive plans in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and makes no charges against capital with respect to options granted. See Note 1 for disclosure of pro forma information regarding Net Income and Earnings per share determined as if the Company had accounted for its stock options under the fair value method.
     Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants:

	Year Ended August 31,
	2005	2004	2003
Expected life (years)	4	4	4
Interest rate	3.0%	4.3%	4.0%
Volatility	43%	47%	48%
Dividend yield	3.0%	3.0%	3.0%
Note 10
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

     Under both the basic and diluted earnings per share calculations, reported net income is reduced by preferred dividends of $53,000. The weighted-average number of common shares used is as follows:

	Year Ended August 31,
	2005	2004	2003
Basic	30,619,780	30,128,117	29,496,281
Diluted	31,049,790	30,575,057	29,845,497
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
     The following stock equivalents, which represent certain stock options and restricted stock, are not included in the diluted earnings per share calculation because their effects are antidilutive:

	Year Ended August 31,
	2005	2004	2003
Nonqualified stock options	1,163,712	1,530,392	1,909,900
Restricted stock	357,350	332,600	284,400

	1,521,062	1,862,992	2,194,300
Less dilutive shares	(430,010)	(446,940)	(349,216)

Stock equivalents	1,091,052	1,416,052	1,845,084

Note 11
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
Note 12
Leases
The Company leases certain equipment, buildings, transportation vehicles and computer equipment. Total rental expense was $5,833,000 in 2005, $5,379,000 in 2004 and $5,035,000 in 2003. The future minimum rental commitments for operating non-cancelable leases excluding obligations for taxes, insurance, etc. are as follows:

Year ended August 31,	Minimum rental
2006	$3,315,000
2007	1,897,000
2008	1,231,000
2009	591,000
2010	450,000
Later years	632,000

$8,116,000

Note 13
Segment Information
     The Company is engaged in the sale of plastic resins in various forms, which are used as raw materials by its customers. To identify reportable segments, the Company considered its operating structure and the types of information subject to regular review by executive management. On this basis, the Company operates primarily in two geographic business segments, North America and Europe, including Asia (“Europe”).
     The North American segment includes operations conducted in the United States, Canada, and Mexico. The Company’s European segment includes operations conducted in Belgium, France, Germany, Poland, Hungary, Indonesia, Italy, Spain, Switzerland, China, Luxembourg, Denmark and the United Kingdom. The accounting policies of each business segment are consistent with those described in the “Summary of Significant Accounting Policies.”

A. SCHULMAN, INC. 2005 ANNUAL REPORT
     Operating income includes all items except for interest income and expense. Corporate expenses have been allocated between the North American and European segments. Assets of geographic segments represent those assets identified with the operation of each segment.

	North			Consoli-
(in thousands)	America	Europe	Other	dated
August 31, 2005
Sales to unaffiliated customers	$439,441	$993,755	$—	$1,433,196

Gross profit	$46,282	$146,357	$—	$192,639

Operating income (loss)	$(11,000)	$62,777	$—	$51,777
Interest expense, net	$—	$—	$(2,259)	$(2,259)
Restructuring expense (Note 16)	$(182)	$—	$—	$(182)

Income (loss) before taxes	$(11,182)	$62,777	$(2,259)	$49,336

Identifiable assets	$273,746	$510,616	$—	$784,362

Depreciation expense	$10,833	$14,249	$—	$25,082

Capital expenditures	$13,491	$13,453	$—	$26,944

August 31, 2004
Sales to unaffiliated customers	$410,179	$828,912	$—	$1,239,091

Gross profit	$43,906	$139,577	$—	$183,483

Operating income (loss)	$(7,455)	$67,013	$—	$59,558
Interest expense, net	$—	$—	$(2,356)	$(2,356)
Restructuring expense (Note 16)	$(731)	$—	$—	$(731)
Goodwill Impairment (Note 3)	$(1,820)	$—	$—	$(1,820)

Income (loss) before taxes	$(10,006)	$67,013	$(2,356)	$54,651

Identifiable assets	$281,860	$442,236	$—	$724,096

Depreciation expense	$11,701	$14,169	$—	$25,870

Capital expenditures	$7,109	$15,178	$—	$22,287

August 31, 2003
Sales to unaffiliated customers	$393,627	$706,830	$—	$1,100,457

Gross profit	$36,424	$123,881	$—	$160,305

Operating income (loss)	$(16,662)	$63,680	$—	$47,018
Interest expense, net	$—	$—	$(3,184)	$(3,184)
Restructuring expense (Note 16)	$(6,237)	$—	$—	$(6,237)

Income (loss) before taxes	$(22,899)	$63,680	$(3,184)	$37,597

Identifiable assets	$263,464	$380,408	$—	$643,872

Depreciation expense	$12,806	$11,897	$—	$24,703

Capital expenditures	$7,699	$11,810	$—	$19,509

     Below is a summary of sales by point of origin and assets by location:

(in thousands)	2005	2004	2003
Net Sales:
United States	$320,698	$301,474	$292,727
Germany	456,765	372,900	307,758
Other International	655,733	564,717	499,972

	$1,433,196	$1,239,091	$1,100,457

Long Lived Assets:
United States	$57,523	$53,650	$57,895
Other International	123,788	123,056	115,134

	$181,311	$176,706	$173,029

     The majority of the Company’s sales for the years ended August 31, 2005, 2004 and 2003 can be classified into five primary product families. The approximate amount and percentage of consolidated sales for these product families are as follows:

	(in thousands, except for %’s)
	2005		2004		2003
Product Family	Amount	%	Amount	%	Amount	%
Color and additive concentrates	$501,159	35	$444,483	36	$395,883	36
Polyolefins	424,066	30	338,278	27	299,452	27
Engineered compounds	377,008	26	333,630	27	277,646	25
Polyvinyl chloride (PVC)	54,952	4	57,018	5	55,130	5
Tolling	16,117	1	13,380	1	16,753	2
Other	59,894	4	52,302	4	55,593	5

	$1,433,196	100	$1,239,091	100	$1,100,457	100

Note 14
Contingencies
The Company is engaged in various legal proceedings arising in the ordinary course of business. The ultimate outcome of these proceedings is not expected to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.
     During fiscal 2004, a railroad company asserted that the Company was liable for environmental costs to investigate and remediate property located near its Bellevue, Ohio facility. The Company has not recorded a reserve relating to this matter. During fiscal 2005, the railroad company notified the Company that it intends to file suit regarding this matter. Legal counsel for the Company is of the opinion that valid cause of action does not exist. The Company will continue to pursue resolution of this matter. The ultimate outcome of this assertion is not expected to have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Note 15
Insurance Recovery
Cost of sales for the year ended August 31, 2003, includes a reduction of $1,867,000 from the settlement of a business interruption insurance claim resulting from equipment problems at a facility in Europe. Net income includes $1,214,000, net of $653,000 of income taxes.
Note 16
North American Restructuring
During fiscal 2004, in order to balance capacity with demand, the Company closed two manufacturing lines at its Nashville, Tennessee plant. As a result, the Company recorded pre-tax charges of $182,000 and $1,769,000 for the years ended August 31, 2005 and 2004, respectively. The charges were primarily non-cash and are summarized below:

		Paid	Accrual		Paid	Accrual
	Original	fiscal	balance	2005	fiscal	balance
(in thousands)	Charge	2004	8/31/04	Charges	2005	8/31/05
Employee related costs	$350	$—	$350	$(34)	$(316)	$—
Other costs	66	—	66	216	(282)	—

Restructuring	416	$—	$416	$182	$(598)	$—

Accelerated depreciation, included in North America cost of sales in 2004	1,353

	$1,769

     The employee related costs included severance payments and medical insurance for 30 employees at the Nashville facility. The other costs include equipment removal and other exit costs that were incurred as of August 31, 2005. The accelerated depreciation represents a change in estimate for the reduced life on equipment totaling $1,353,000. At August 31, 2005, no further cash out-flows are required by the Company related to this restructuring.
     During fiscal 2003, the Company implemented a restructuring program in its North American operations. The purpose of the program was to improve cost efficiencies and profitability. A large part of this plan included the termination of manufacturing at its plant in Orange, Texas. The Company had completed its 2003 restructuring plan at August 31, 2003. As a result, the Company recorded a pre-tax charge of $8,616,000, net of a curtailment gain of $288,000, for the year ended August 31, 2003. The Company also incurred restructuring expense totaling $315,000 related primarily to the disposal of additional equipment and to work pertaining to the closing of the Texas facility during fiscal 2004.
     The charges for this restructuring were primarily non-cash and are summarized below:

		Paid fiscal		Accrual	Paid	Accrual
	Original	2003 and	2004	balance	fiscal	balance
(in thousands)	Charge	2004	Charges	8/31/04	2005	8/31/05
Employee related costs	$1,972	$(1,969)	$—	$3	$(3)	$—
Other costs	4,265	(4,580)	315	—	—	—

Restructuring	6,237	$(6,549)	$315	$3	$(3)	$—

Accelerated depreciation, included in North America cost of sales in 2003	2,379

	$8,616

     The employee related costs included severance payments and medical insurance, net of a curtailment gain of $288,000, for 35 salaried and 97 hourly employees primarily at facilities in Ohio and Texas. The curtailment gain represents the gain realized from a reduction of the post-retirement obligation due to a reduction in the workforce. The other costs include a $1,300,000 write-down of the Texas manufacturing facility, the fair market value of which was determined from an independent third party appraisal, a $2,269,000 write-off and disposal of manufacturing equipment and other assets related to dropped product lines and other exit costs. The accelerated depreciation represents a change in estimate for the reduced life on equipment at the Texas manufacturing facility totaling $2,379,000. At August 31, 2005, no further cash out-flows are required by the Company related to this restructuring.
Note 17
Purchase Commitments
In 2002, the Company entered into a long-term supply agreement with a producer of thermoplastic polyurethane (TPU). During fiscal 2004, per the terms of the agreement, the Company served notice of termination of the supply agreement. As a result of further discussions with the producer, the Company reinstated the terms of the agreement for minimum usage requirements. As of August 31, 2005, the Company has been purchasing and the producer has been supplying TPU pursuant to the agreement. As of August 31, 2005, the Company had approximately $43,000 of inventory that was purchased under this supply agreement. During fiscal years 2005 and 2004, the Company purchased approximately $.2 million and $1.9 million, respectively, of material under this agreement. The Company expects to purchase approximately $1.3 million in fiscal 2006 and $2.6 million in the aggregate in fiscal years 2007 and 2008. The quantities the Company has on hand and to be purchased under the agreement combined, do not exceed the anticipated production requirement.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
     In 2005, the Company entered into a purchase agreement with one of its suppliers which requires it to purchase approximately $13.2 million in fiscal 2006 and $28.8 million in the aggregate in fiscal years 2007 and 2008, based on then current market prices. Under this agreement, monthly purchases are made at the existing market prices at the time of purchase. The Company purchased approximately $8.6 million of material related to this agreement in fiscal 2005. As of August 31, 2005, the Company has approximately $4.3 million of inventory purchased under this agreement. The quantities the Company has on hand and that are required to be purchased under the agreement combined, do not exceed the anticipated production requirement.
Note 18
Subsequent Events
One of the Company’s major facilities in Texas was down for a two-week period in September 2005 and a warehouse in Texas also incurred damage from Hurricane Rita. The impact and damage from this hurricane is currently being assessed. Although the amount of loss on these facilities is not yet determinable, it is anticipated that amounts not covered by insurance will not have a significant impact on future earnings.
     In October 2005 the Company reached an agreement with a group of investors led by Barington Capital Group, L.P. (the “Barington Group”) which had an ownership position of approximately 8.7% of the Company’s outstanding stock. Under the terms of the agreement, among other things, the Barington Group withdrew its notice of intent to nominate persons for election as directors at the Company’s 2005 annual meeting and agreed to abide by certain standstill provisions until the Company’s 2007 annual meeting, while the Company, through its Board of Directors, expanded the size of the Board from 10 to 12 and appointed James A. Mitarotonda, a member of the Barington Group, to serve as a director until the 2007 Annual Meeting. The Company also agreed to initiate a self-tender offer to repurchase 8,750,000 shares of the Company’s common stock at a price of no less than $20 per share with a target completion date of December 20, 2005, or no later than April 30, 2006. This repurchase, amounting to at least $175 million, is subject to obtaining sufficient financing in the United States to pay for the repurchase and complying with existing debt instruments. It is anticipated that the repurchase will require at least $175 million in additional debt, the incurrence of which will reduce equity, increase total debt, increase debt to equity ratios and increase the Company’s cost of interest. Also, before the Company implements the repurchase it will obtain waivers of certain covenants in its debt instruments, amend such provisions to accommodate the repurchase, or repay the amounts outstanding thereunder, including any applicable prepayment requirements.
Note 19
Quarterly Financial Highlights (Unaudited)
(In thousands, except per share data)

	Quarter ended				Year ended
	Nov. 30,	Feb. 28, (b)	May 31,(c)	Aug. 31,	Aug. 31
	2004	2005	2005	2005	2005
Net Sales	$363,142	$350,042	$374,948	$345,064	$1,433,196
Gross Profit	53,636	47,281	47,449	44,273	192,639
Net Income(a)	7,015	11,210	7,407	6,461	32,093
Basic and Diluted Earnings Per Share of Common Stock:
Basic	$0.23	$0.36	$0.25	$0.21	$1.05
Diluted	$0.23	$0.36	$0.23	$0.21	$1.03

	Quarter ended				Year ended
	Nov. 30,	Feb. 29,	May 31,	Aug. 31,(e)	Aug. 31
	2003	2004	2004	2004	2004
Net Sales	$297,757	$291,246	$331,271	$318,817	$1,239,091
Gross Profit	46,869	42,637	51,135	42,842	183,483
Net Income(d)	9,544	5,310	12,921	131	27,906
Basic and Diluted Earnings Per Share of Common Stock:
Basic	$0.32	$0.18	$0.43	$—	$0.93
Diluted	$0.32	$0.17	$0.42	$—	$0.91

(a)	Net income for the quarters ended November 30, 2004 and February 28, 2005 included charges of $204,000 and $12,000, respectively, for costs relating to North America restructuring and the May 31, 2005 quarter included a credit of $34,000 for costs relating to North America restructuring.

(b)	Net income for the quarter ended February 28, 2005 included $4,370,000 of tax benefits from tax reserves no longer required due to a change in Mexican tax laws effective December, 2004 and the favorable settlement of a tax claim in Canada.

(c)	Net income for the quarter ended May 31, 2005 included income of $962,000 from a change in estimate relating to freight in North America. Net income for the quarter ended May 31, 2005 also included a gain of $497,000 on the sale of an office in Europe.

(d)	Net income for the quarters ended May 31, 2004 and August 31, 2004 included charges of $295,000 and $1,789,000, respectively, for costs relating to North America restructuring. Net income for the quarter ended August 31, 2004 also included an impairment charge for goodwill of $1,820,000.

(e)	Includes charge of $1,401,000 for a valuation allowance on tax assets not recoverable at that time.

Management’s Report On Internal Control
Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
     Under the supervision and with the participation of management, including the chief executive officer and chief financial officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that the internal control over financial reporting was effective as of August 31, 2005.
     Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of August 31, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included herein.

Terry L. Haines	Robert A. Stefanko
President and	Chief Financial Officer
Chief Executive Officer

November 4, 2005

A. SCHULMAN, INC. 2005 ANNUAL REPORT
Report of Independent Registered
Public Accounting Firm
To the Board of Directors and Stockholders
of A. Schulman, Inc.:
We have completed an integrated audit of A. Schulman, Inc.’s 2005 consolidated financial statements and of its internal control over financial reporting as of August 31, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of A. Schulman, Inc. and its subsidiaries at August 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of August 31, 2005 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
     A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
     Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Cleveland, Ohio
November 4, 2005

Management’s Discussion and
Analysis of Financial Condition and the
Results of Operations
Results of Operations
2005
Net income for the 2005 fiscal year was $32,093,000 or $1.03 per diluted share, an increase of 15% over last year’s net income of $27,906,000 or $0.91 per diluted share. The translation effect of foreign currencies, primarily the euro, increased net income by $2,678,000 or $0.09 per share.
     The primary reason for the increase in fiscal 2005 net income was a reduction in the effective tax rate to 35.0% in 2005 from 48.9% in 2004. The tax rate was lower due to $4,370,000 or $0.14 per share of tax benefits from tax reserves no longer required due to a change in Mexican tax laws and the favorable settlement of a claim in Canada. In addition, there was a reduction in losses in the United States where no tax benefits are currently recognized.
     Net income for fiscal 2005 also included a net gain of $497,000 or $0.02 per share from the sale of an office in Europe and $962,000 or $0.03 per share from a refinement of assumptions relating to freight in North America. Net income for fiscal 2004 included restructuring charges of $2,084,000 or $0.07 per share, an impairment charge for goodwill of $1,820,000 or $0.06 per share and a charge of $1,401,000 or $0.05 per share for a valuation allowance on tax assets not recoverable.
     Net consolidated sales for 2005 were $1.433 billion, the highest in the Company’s history and represented an increase of 15.7% over sales of $1.239 billion for the comparable period in 2004. A comparison of net consolidated sales by business segment is as follows:
(in thousands, except for % s)

			Increase
Sales	2005	2004	Amount	%
North America	$439,441	$410,179	$29,262	7.1
Europe	993,755	828,912	164,843	19.9

	$1,433,196	$1,239,091	$194,105	15.7

     The translation effect of foreign currencies, primarily the euro, increased consolidated sales by $59.9 million in 2005. The components of the percentage change in 2005 consolidated sales are as follows:

Increase
Price/Mix	10.4%
Translation effect	4.8
Tonnage	0.5

Percentage increase in sales	15.7%

     Worldwide tonnage was up 0.5% for the year, European tonnage was up 4.8% while North American volume decreased 7.2%. The increase in Europe was primarily attributable to the manufacturing and merchant activities. In North America, tonnage declined for manufacturing and the sale of commodity products.
     The two largest markets served by the Company are the packaging and automotive markets. The approximate percentage of consolidated sales by market for 2005 compared to 2004 is as follows:

Market	2005	2004
Packaging	37%	36%
Automotive	18	22
Other	45	42

	100%	100%

     Sales to the automotive market declined due to pricing, margin pressure and efforts by the industry to reduce unit inventory. Other markets include consumer products, electrical/electronics, office equipment and agriculture.
     The majority of the Company’s consolidated sales can be classified into five primary product families. The approximate amount and percentage of consolidated sales for these product families compared to the previous year are as follows:

	(in thousands, except for %’s)
	2005		2004
Product Family	Amount	%	Amount	%
Color and additive concentrates	$501,159	35	$444,483	36
Polyolefins	424,066	30	338,278	27
Engineered compounds	377,008	26	333,630	27
Polyvinyl chloride (PVC)	54,952	4	57,018	5
Tolling	16,117	1	13,380	1
Other	59,894	4	52,302	4

	$1,433,196	100	$1,239,091	100

     A comparison of gross profit dollars and percentages by business segment for 2005 and 2004 is as follows:
(in thousands, except for %s)

			Increase (Decrease)
Gross profit $	2005	2004	$	%
Europe	$146,357	$139,577	$6,780	4.9
North America	46,282	43,906	2,376	5.4

	$192,639	$183,483	$9,156	5.0

Gross profit %	2005	2004
Europe	14.7%	16.8%
North America	10.5%	10.7%
Consolidated	13.4%	14.8%
     The gross profit margin was 13.4% in fiscal 2005 compared with 14.8% last year. The decline in margin was the result of higher raw material costs due to increased energy prices and the lag in passing on such increases in the form of higher selling prices. The reduction in margin had an adverse effect of approximately $17 million on pretax income.
     Gross profit dollars in Europe were up primarily due to the positive impact of the euro, which increased margins by $8.1 million in fiscal 2005. The decline in the European gross profit percentage was due to rising raw material prices and the lag in passing on cost increases in the form of higher sales prices.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
     North American gross profit increased $2.4 million or 5.4% from 2004. Gross profit in 2005 includes a $1.0 million refinement in assumptions relating to freight. In addition, gross profit in 2004 was reduced by $1.4 million for restructuring charges in Nashville pertaining to accelerated depreciation on disposed equipment.
     A comparison of capacity utilization levels is as follows:

	2005	2004
Europe	83%	89%
North America	87%	87%
Worldwide	85%	88%
     Capacity utilization decreased by 3% worldwide. The decrease in European capacity utilization was due primarily to the production capacity added for a new facility in China. The China plant, which has an estimated annual production capacity of approximately 35 million pounds, utilized only 20% of its capacity in 2005, its first year of production. North American capacity utilization was flat in 2005.
     A comparison of income (loss) before interest, restructuring, goodwill impairment and taxes by business segment for the years 2005 and 2004 is as follows:

	(in thousands)
	2005	2004	Difference
Europe	$62,777	$67,013	$(4,236)
North America	(11,000)	(7,455)	(3,545)
Restructuring, North America	(182)	(731)	549
Interest expense, net	(2,259)	(2,356)	97
Goodwill impairment, North America	—	(1,820)	1,820

Income before taxes	$49,336	$54,651	$(5,315)

     The decrease of $4.2 million in European income was primarily the result of higher operating expenses of $11.8 million, including increased costs of $2.5 million related to compliance with Sarbanes-Oxley requirements. In addition, the translation effect of foreign currencies increased operating expenses by $4.4 million. The balance of the increase consisted of $400,000 for a major trade show, increased costs for compensation and other expenses required to support a higher level of sales. The increase in expenses offset higher gross profit from an increase in sales. Income in North America declined $3.5 million, primarily because of higher Sarbanes-Oxley compliance expenses of $1.3 million and the adverse effects of currency transaction losses. These transaction losses include $2.0 million related to the Canadian dollar.
     Selling, general and administrative expenses were $137.8 million for 2005, up $15.5 million or 12.7% compared with 2004. The translation effect of foreign currencies increased these expenses by $4.6 million for 2005. Sarbanes-Oxley compliance expenses increased $3.8 million and expenses for compensation and benefits were up $2.9 million from the 2004 fiscal year. Various other expenses increased $4.2 million.
     Interest expense decreased $452,000 in 2005 due to an interest-rate swap of $25 million, and a reduction of average borrowings. Interest income increased $355,000 due to a higher level of investments.
     Foreign currency transaction losses represent changes in the value of currencies in major areas where the Company operates. During 2005 the Company incurred foreign currency transaction losses of approximately $2.0 million in Canada as a result of the strengthening of the Canadian dollar.
     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T Prima Polycon Indah in an Indonesian joint venture with the Company.
     During fiscal 2004, the Company reduced capacity by 39 million pounds at its Nashville, Tennessee plant by closing two manufacturing lines. In line with the capacity reduction, the Nashville workforce was reduced by one third or 30 employees. As a result, the Company recorded pre-tax charges of $182,000 and $1,769,000, for the years ended August 31, 2005 and 2004, respectively. The charges were primarily non-cash and are summarized below:

		Paid	Accrual		Paid	Accrual
	Original	fiscal	balance	2005	fiscal	balance
(in thousands)	Charge	2004	8/31/04	Charges	2005	8/31/05
Employee related costs	$350	$—	$350	$(34)	$(316)	$—
Other costs	66	—	66	216	(282)	—

Restructuring	416	$—	$416	$182	$(598)	$—

Accelerated depreciation, included in North America cost of sales in 2004	1,353

	$1,769

     Restructuring charges for 2005 represent additional equipment removal costs pertaining to the 2004 Nashville restructuring. The employee related costs included severance payments and medical insurance for 30 employees of the Nashvilie facility. The other costs include equipment removal and other exit costs that were incurred as of August 31, 2005. The accelerated depreciation represents a change in estimate for the reduced life on equipment totaling $1,353,000.
     Germany adopted new tax legislation effective in 2005. This change had the effect of increasing German taxes by approximately $5.0 million annually in 2005, In 2005, the Company implemented changes in its European structure that mitigated the increase in German taxes.
     One of the Company’s major facilities in Texas was down for a two-week period in September 2005 and a warehouse in Texas also incurred damage from hurricane Rita. The impact and damage from this hurricane is currently being assessed. Although the amount of loss on these facilities is not yet determinate, it is anticipated that amounts not covered by insurance will not have a significant impact on future earnings.
     In September 2005 the Company introduced its new lnvision® sheet product and the formation of A. Schulman Invision, Inc., a wholly owned subsidiary. Invision® is a new product that should provide high growth opportunities in many markets around the world. Invision® is a multi-layered, extruded sheet product that reduces costs and simplifies the manufacturing process for the Company’s customers, while providing a higher-performance and more environmentally friendly alternative to existing plastic and film materials that are painted or colored. The Company expects Invision ® to be attractive to customers in a variety of automotive and non-automotive markets. Initially the Company will focus on automotive applications because of the Company’s market presence and recognized capabilities. While Invision® is not expected to produce operating income in fiscal 2006, the Company believes this is a very large market that could exceed $1 billion in sales in the years ahead.
     In October 2005 the Company reached an agreement with a group of investors led by Barington Capital Group, L.P. (the “Barington Group”) which had an ownership position of approximately 8.7% of the Company’s outstanding stock. Under the terms of the agreement, among other things, the Barington Group withdrew its notice of intent to nominate persons for election as directors at the Company’s 2005 annual meeting and agreed to abide by certain standstill provisions until the Company’s 2007 annual meeting, while the Company, through its Board of Directors, expanded the size of the Board from 10 to 12 and appointed James A. Mitarotonda, a member of the Barington Group, to serve as a director until the 2007 Annual Meeting. The Company also agreed to initiate a self-tender offer to repurchase 8,750,000 shares of the Company’s common stock at a price of no less than $20 per share with a target completion date of December 20, 2005, or no later than April 30, 2006. This repurchase, amounting to at least $175 million, is subject to obtaining sufficient financing in the United States to pay for the repurchase and complying with existing debt instruments. It is anticipated that the repurchase will require at least $175 million in additional debt, the incurrence of which will reduce equity, increase total debt, increase debt to equity ratios and increase the Company’s cost of interest. Also, before the Company implements the repurchase it will obtain waivers of certain covenants in its debt instruments, amend such provisions to accommodate the repurchase, or repay the amounts outstanding thereunder, including any applicable prepayment requirements.
     Fiscal 2005 came to a close with better than anticipated earnings in the fourth quarter. Order levels were stronger and margins were improving late in the quarter due to higher selling prices, strong demand and a tightness of supplies for many materials due to hurricane activity in the United States.
     While the Company is excited about the long-term potential for Invision®, the current economic situation is quite unsettled with high energy costs, credit issues in the North American automotive industry and increasing inflationary pressures. The Company has a strong balance sheet and financial capability to withstand difficult environments and compete effectively in today’s worldwide markets. For the full year of fiscal 2006, the Company anticipates better margins and believes there is a good opportunity for an improvement in performance.
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

     Worldwide tonnage was up 2.6% for the year, Europe increased 4.2% while North America remained relatively flat. Most of the increase occurred in manufacturing.
     The two largest markets served by the Company are the packaging and automotive markets. The approximate percentage of consolidated sales by market for 2004 compared to 2003 is as follows:

Market	2004	2003
Packaging	36%	39%
Automotive	22	26
Other	42	35

	100%	100%

     The majority of the Company’s consolidated sales can be classified into five primary product families. The approximate amount and percentage of consolidated sales for these product families compared to the previous year are as follows:

	(in thousands, except for %’s)
	2004		2003
	Amount	%	Amount	%
Product Family
Color and additive concentrates	$444,483	36	$395,883	36
Polyolefins	338,278	27	299,452	27
Engineered compounds	333,630	27	277,646	25
Polyvinyl chloride (PVC)	57,018	5	55,130	5
Tolling	13,380	1	16,753	2
Other	52,302	4	55,593	5

	$1,239,091	100	$1,100,457	100

     A comparison of gross profit dollars and percentages by business segment for 2004 and 2003 is as follows:

(in thousands, except for %s)			Increase	(Decrease)
Gross profit $	2004	2003	$	%
Europe	$139,577	$123,881	$15,696	12.7
North America	43,906	36,424	7,482	20.5

	$183,483	$160,305	$23,178	14.5

Gross profit %	2004	2003
Europe	16.8%	17.5%
North America	10.7%	9.3%
Consolidated	14.8%	14.6%
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
     Capacity utilization improved by 10% worldwide. The improvement in European capacity utilization was due primarily to tonnage increases of 7.1% in the manufacturing business. North American utilization improved from 79% in 2003 to 87% in 2004. The improvement in North American capacity utilization resulted from a reduction in capacity from 2003 restructuring which included the closing of a plant in Texas and the Company’s profit improvement initiatives implemented in 2003.
     A comparison of income (loss) before interest, restructuring, goodwill impairment and taxes by business segment for the years 2004 and 2003 is as follows:

	(in thousands)
	2004	2003	Difference
Europe	$67,013	$63,680	$3,333
North America	(7,455)	(16,662)	9,207
Restructuring, North America	(731)	(6,237)	5,506
Interest expense, net	(2,356)	(3,184)	828
Goodwill impairment, North America	(1,820)	—	(1,820)

Income before taxes	$54,651	$37,597	$17,054

     The income improvement in Europe was due to a $7.2 million positive impact of translation, primarily the euro, and a 7.1% increase in manufacturing tonnage in 2004. This improvement was partially offset by lower gross profit margins. Income in North America increased $9.2 million. Higher profit margins accounted for $7.5 million of the increase while results of the profit improvement program, which reduced cost and capacity, accounted for the balance.
     Selling, general and administrative expenses were $122.3 million for 2004, up $10.7 million or 9.6% compared with 2003. The increase is due to the translation effect of foreign currencies, which increased expenses by $7.2 million for 2004 and $2.6 million of costs associated with implementing Sarbanes-Oxley. Other expenses, which include wage and benefits, were increased $1.0 million or .9% over the 2003 fiscal year.
     During fiscal 2004, the Company reduced capacity by 39 million pounds at its Nashville, Tennessee plant by closing two manufacturing lines. In line with the capacity reduction, the Nashville workforce was reduced by one third, or 30 employees. These actions will reduce annual costs by approximately $4.6 million. As a result of this action, the Company recorded pre-tax restructuring charges of $1,769,000, for the year ended August 31, 2004. The charges were primarily non-cash and are summarized below:

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
     Interest expense decreased in 2004 due to an interest rate swap of $25 million, lower rates of interest, and a reduction of borrowings.
     Foreign currency transaction losses of $694,000 were primarily due to changes in the value of currencies in major areas where the Company operates.
     Minority interest represents a 30% equity position of Mitsubishi Chemical MKV Company in a partnership with the Company and a 35% equity position of P.T. Prima Polycon Indah in an Indonesian joint venture with the Company.
     The effective tax rate was 48.9% in 2004 compared to 57.6% in 2003. The effective tax rates are greater than the statutory rate of 35% primarily because no tax benefits have been recognized on operating losses in the United States which included $3.9 million of charges for restructuring and impairment losses. In addition, taxes included a $1.4 million valuation allowance on tax assets not currently recoverable.
     Germany adopted in 2004 new tax legislation effective in fiscal 2005. This legislation increased the Company’s German taxes approximately $5 million annually. The Company implemented changes in its structure that mitigated the adverse tax impact of the change in German tax law beginning in fiscal 2005.
     The translation effect of foreign currencies increased consolidated net income in 2004 by $4.8 million or $.16 per share.
Critical Accounting Policies
The Company has identified critical accounting policies that, as a result of the judgments, uncertainties, and the operations involved, could result in material changes to its financial condition or results of operations under different conditions or using different assumptions. The Company’s most critical accounting policies relate to the allowance for doubtful accounts, inventory reserves, interim provisions for income taxes, restructuring costs, goodwill, long-lived assets and pension and other postretirement benefits.
     Management records an allowance for doubtful accounts receivable based on the current and projected credit quality of the Company’s customers, historical experience, customer payment history, expected trends and other factors that affect collectibility. Changes in these factors or changes in economic circumstances could result in changes to the allowance for doubtful accounts.
     Management establishes an inventory reserve based on historical experience and amounts expected to be realized for slow-moving and obsolete inventory. The Company monitors its slow-moving and obsolete inventory on a quarterly basis and makes adjustments as considered necessary. The proceeds from the sale or dispositions of these inventories may differ from the net recorded amount.
     The Company’s quarterly provision for income taxes involves a significant amount of judgment by management. Quarterly, the provision for income taxes is based upon actual year to date results plus an estimate of pretax income for the remainder of the year. This provision is impacted by the income and tax rates of the countries where the Company operates. A change in the geographical source of the Company’s income can have a significant effect on the tax rate. No taxes are provided on earnings which are permanently reinvested.
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
     Long-lived assets, except goodwill and indefinite-lived tangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows estimated by the Company to be generated by such assets.
     Pension and other postretirement benefit plans are a significant cost of doing business that represent obligations that will be ultimately settled far into the future and therefore is subject to estimation. Pension and postretirement benefits accounting is intended to reflect the recognition of future benefit costs over the employee’s approximate employment based on the terms of the plans and the investment and funding decisions made by the Company. The Company is required to make various assumptions regarding such variables as the expected long-term rate of return on assets, discount rate and medical trend rate used to arrive at pension and postretirement benefit expense for the year.
Liquidity and Capital Resources

	(in millions, except for %s)
	August 31,	August 31,	%
	2005	2004	Change
Cash and cash equivalents	$102.3	$72.9	40.3%
Working capital	405.8	358.3	13.3
Long-term debt	63.2	49.7	27.2
Stockholders’ equity	462.1	435.2	6.2
     As of August 31, 2005, the current ratio was 3.4 to 1 and working capital was $405.8 million. Net cash provided from operations was $55.6 million in 2005 compared with $53.6 million in 2004. Cash used in financing activities decreased $25.2 million mainly because of an increase in long-term debt.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
     The Company’s cash and cash equivalents were $102.3 million at August 31, 2005, an increase of $29.4 million, or 40.3% from August 31, 2004. During 2005, the Company repatriated approximately $5.0 million as dividends from a foreign subsidiary. In September 2005, the Company repatriated approximately $38.4 million from its foreign operations, The cash was used to reduce long-term debt and for other working capital requirements.
     Currently, the Company intends to repatriate another $35.0 million from its foreign operations during fiscal 2006. These funds will be used for other working capital requirements and repurchases of the Company’s common stock.
     Accounts receivable increased in 2005 by $21.4 million. The translation effect of foreign currencies, primarily the euro, accounted for $4.4 million of the increase in accounts receivable. Excluding the translation effect, the increase in accounts receivable is the result of higher sales which increased 15.7% from the prior year.
     The Company increased total long-term debt by $13.5 million during 2005. Total long-term debt was $63.2 million as of August 31, 2005.
     Capital expenditures for the year ended August 31,2005 were $26.9 million compared with $22.3 million last year. The major components of the capital expenditures include new land and building in Belgium and continued expenditures for the new manufacturing facility in China. The manufacturing facility in Germany added a new packaging line and made an additional investment in its laboratory facility. During fiscal 2005, $5.3 million was invested in a building and a pilot line for Invision®, a new product. Equipment has also been added at the facilities in Bellevue, Ohio as well as the Givet, France and Mexico plants. The Company anticipates capital expenditures will be approximately $45.0 million in fiscal 2006. These expenditures include approximately $20.0 million for the new Invision® business.
     The ratio of long-term liabilities to capital was 22.9% at August 31, 2005 and 20.4% at August 31, 2004. This ratio is calculated by dividing the sum of long-term debt and other long-term liabilities by the sum of total stockholders’ equity, long-term debt and other long-term liabilities. The primary factor contributing to this increase was the additional $13.5 million in borrowings in long-term debt.
     In fiscal 2004 the Company completed a new five-year $100,000,000 revolving credit agreement, replacing an existing $130,000,000 facility. The Company, under this new agreement has the possibility of increasing the credit amount by $50,000,000 if necessary, at a later date. Under terms of the agreement, the Company is required to satisfy certain financial and operating covenants including leverage ratio and interest coverage ratio. The revolving credit agreement expires on August 17, 2009 and is uncollateralized. There were borrowings of $14,000,000 outstanding under this agreement at August 31, 2005, while there were no borrowings at August 31, 2004. As of August 31, 2005, there are no defaults under this agreement.
     The Company has an outstanding Private Placement Agreement for $50,000,000 of Senior Notes due in 2009. The interest rate is fixed at 7.27% and is payable quarterly with principal due upon maturity in 2009. In 1999, the Company completed an interest rate lock in order to reduce the interest cost over the life of the notes. Proceeds from this transaction totaling $630,000 have been deferred and will be amortized over the life of the loan, effectively reducing the annual interest rate from 7.27% to 7.14%. Under this agreement, as of August 31, 2005, approximately $32,000,000 of retained earnings was available for the payment of cash dividends. The Company’s latest review of the covenants under these agreements indicates no defaults or any non-compliance. In fiscal 2004 the Company entered into an interest-rate swap agreement to take advantage of lower short-term borrowing costs. This swap agreement converts $25,000,000 of the $50,000,000 of Senior Notes from fixed rate debt to variable rate debt and is designated as a fair value hedge. As of August 31, 2005, the notional value of the underlying debt has been marked-to-market with a value of $24,129,000 and carries a variable interest rate of 7.9%. The interest rate swap has been recorded at fair market value of $871,000 and is included in other long-term liabilities at August 31, 2005.
     The Company’s unfunded pension liability is approximately $57.4 million at August 31,2005. This amount is primarily due to an unfunded plan of $45.9 million maintained by the Company’s German subsidiary. Under this plan, no separate vehicle is required to accumulate assets to provide for the payment of benefits. The benefits are paid directly by the Company to the participants. It is anticipated that the German subsidiary will generate sufficient funds from operations to pay these benefits in the future.
     The Company enters into forward foreign exchange contracts as a hedge against amounts due or payable in foreign currencies. These contracts limit the Company’s exposure to fluctuations in foreign currency exchange rates. Any gains or losses associated with these contracts as well as the offsetting gains or losses from the underlying assets or liabilities hedged are recognized on the foreign currency transaction line in the Consolidated Statement of Income. The Company estimates that a 10% change in foreign exchange rates at August 31, 2005 would have changed the fair value of the contracts by approximately $5.4 million. Changes in the fair value of forward exchange contracts are substantially offset by changes in the fair value of the hedged positions. The Company does not hold or issue financial instruments for trading purposes or utilize any other types of derivative instruments.
     The Company leases certain items under capital leases. The European segment leases certain land and buildings with an amount due on this capital lease at August 31, 2005 of approximately $361,000. The North American segment leases certain equipment with an amount due on these capital leases at August 31, 2005 of approximately $38,000.

     A summary of the Company’s future obligations subsequent to August 31, 2005 are presented below:

	(in thousands)
	Less			More
	Than			than
	1 year	1-3 years	3-5 years	5 years	Total
Long-term Debt	$—	$—	$64,000	$—	$64,000
Capital Lease Obligations	370	21	8	—	399
Operating Lease Obligations	3,315	3,128	1,041	632	8,116
Purchase Obligations(a)	74,119	31,438	4	—	105,561
Pension Obligations(b)	2,100	—	—	—	2,100
Post Retirement Benefit Obligations	737	1,627	1,918	6,019	10,301
Deferred Compensation Obligations	76	175	292	2,359	2,902
Interest Expense	4,136	7,140	3,570	—	14,846
Guarantees	—	—	—	—	—

	$84,853	$43,529	$70,833	$9,010	$208,225

(a)	Purchase obligations include inventory and capital expenditures.

(b)	Although the Company expects to make payments beyond this point, the Company cannot accurately estimate or determine the amount of such payments.
     Operating lease information is provided in the footnotes of the Company’s Annual Report. The aggregate future minimum rental commitment for non-cancelable leases, excluding obligations for taxes, insurance, etc. was $8.1 million at August 31, 2005.
     The Company’s outstanding commercial commitments at August 31, 2005 are not material to the Company’s financial position, liquidity or results of operations except as discussed in Note 17.
     During the year ended August 31, 2005, the Company paid cash dividends aggregating $.57 per share. The total amount of these dividends was $17.6 million. Cash flow has been sufficient to fund the payment of these dividends.
     For the year ended August 31, 2005, 301,823 common shares were issued upon the exercise of employee stock options and 53,600 common shares were issued to employees under the restricted stock plan. The total amount received from the exercise of these options was $4.1 million.
     As of August 31, 2005, approximately 1.7 million shares remain under a six-million share authorization approved by the Board of Directors in August 1998. The timing and amount of repurchases will vary based on market conditions. No shares were repurchased in fiscal 2004. Under this repurchase plan, the Company made the following share repurchases during fiscal 2005:

Year ended August 31, 2005
Shares Repurchased	60,950
Repurchase amount	$1,001,000
Average price per share	$16.42
     The assets and liabilities of the Company’s foreign subsidiaries are translated into U.S. dollars using current exchange rates. Income statement items are translated at average exchange rates prevailing during the period. The resulting translation adjustments are recorded in the “accumulated other comprehensive income” account in stockholders’ equity. The continued weakness of the U.S. dollar during the year ended August 31, 2005 increased this account by $10.3 million.
     Refer to Results of Operations relative to Barington agreement.
New Accounting Pronouncements
In November 2004, the FASB issued SFAS No. 151, (“SFAS 151”), “Inventory Costs-an amendment of ARB No. 43, Chapter 4” in an effort to converge U.S. accounting standards for inventories with International Accounting Standards. SFAS 151 requires abnormal amounts of idle facility expense, freight, handling costs and spoilage to be recognized as current period charges. SFAS 151 also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of SFAS 151 is required in the Company’s first quarter of fiscal 2006. The Company does not expect a material impact on the Company’s financial position or results of operations from the adoption of SFAS 151.
     In December 2004, the FASB revised SFAS No. 123, (“SFAS 123R”), “Share-Based Payment”. SFAS 123R requires companies to measure all employee stock-based compensation awards using a fair value method and record the related expense in the financial statements. In addition, SFAS 123R requires disclosure of information relating to the nature of share-based payment transactions and the effects of those transactions on the financial statements. The adoption of SFAS 123R is required in the Company’s first quarter of fiscal 2006. Adoption of SFAS 123R is currently expected to reduce fiscal 2006 earnings by approximately $3.0 million or $.10 per share.
     In December 2004, the FASB issued SFAS No. 153, (“SFAS 153”), “Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29”. SFAS 153 addresses the measurement of exchanges of non-monetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. The adoption of SFAS 153 is required in the Company’s first guarter of fiscal 2006. The Company does not expect a material impact on the Company’s financial position or results of operations from the adoption of SFAS 153.
     In December 2004, the FASB issued FASB Staff Position 109-1, (“FSP 109-1”), “Application of FASB Statement No. 109, ‘Accounting for Income Taxes’, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004”. The FASB also issued Staff Position 109-2, (“FSP 109-2”), “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision Within the American Jobs Creation Act of 2004” (the “Jobs Creation

A. SCHULMAN, INC. 2005 ANNUAL REPORT
Act”). The Jobs Creation Act provided deductions for qualified domestic production activities and repatriation of foreign earnings. The adoption of FSP 109-1 and FSP 109-2 by the Company in the February 2005 quarter did not have a material impact on the Company’s financial condition, results of operations or cash flows for fiscal 2005.
     In March 2005, the FASB issued FASB Interpretation No. 47, (“FIN 47”), “Accounting for Conditional Asset Retirement Obligations”. FIN 47 clarifies the definition and treatment of conditional asset retirement obligations as discussed in FASB Statement No. 143, “Accounting for Asset Retirement Obligations”. A conditional asset retirement obligation is defined as an asset retirement activity in which the timing and/or method of settlement are dependent on future events that may be outside the control of the Company. FIN 47 requires an entity to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 is intended to provide more information about long-lived assets, more information about future cash outflows for these obligations and more consistent recognition of these liabilities. The adoption of FIN 47 is required by the end of fiscal 2006. The Company is currently evaluating the impact, if any, of FIN 47 on its financial position, results of operations and cash flows.
     In May 2005, the FASB issued FASB Statement No. 154, (“SFAS 154”), “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3”. Previously, APB No. 20, “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements” required the inclusion of the cumulative effect of changes in accounting principle in net income of the period of the change. SFAS No. 154 requires companies to recognize changes in accounting principle, including changes required by a new accounting pronouncement when the pronouncement does not include specific transition provisions, retrospectively to prior periods’ financial statements, unless impracticable to determine the effects of the change. The adoption of SFAS 154 is required in the Company’s first quarter of fiscal 2007. The Company will assess the impact of a retrospective application of a change in accounting principle in accordance with SFAS No. 154 if the need for such a change arises after the effective date of September 1, 2006.
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
Quantitative and Qualitative Disclosure About Market Risk
The Company conducts business on a multinational basis in a variety of foreign currencies. The Company’s exposure to market risk for changes in foreign currency exchange rates arises from anticipated transactions from international trade and repatriation of foreign earnings. The Company’s principle foreign currency exposures relate to the euro, U.K. pound sterling, Canadian dollar, Mexican peso, Chinese yuan, and Indonesian rupiah.
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
     The Company’s exposure to market risk from changes in interest rates relates primarily to its debt obligations. A hypothetical immediate one-percentage-point increase in market interest rates would increase interest expense by approximately $250,000 per year.

Six-Year Summary of Selected Financial Data
(In thousands, except per share data)

	Year Ended August 31,
	2005		2004		2003		2002	2001		2000
Net sales	$1,433,196		$1,239,091		$1,100,457		$966,593	$975,221		$1,032,519
Interest and other income	2,394		2,252		2,067		2,179	1,969		6,703	(5)

	1,435,590		1,241,343		1,102,524		968,772	977,190		1,039,222

Cost of sales	1,240,557		1,055,608		940,152		806,260	846,592		865,357
Other costs, expenses, etc.	145,697		131,084		124,775		104,931	101,734		105,766

	1,386,254		1,186,692		1,064,927		911,191	948,326		971,123

Income before taxes	49,336		54,651		37,597		57,581	28,864		68,099
Provision for U.S. and foreign income taxes	17,243		26,745		21,643		25,427	16,172		30,395

Net income	$32,093	(1)	$27,906	(2)	$15,954	(3)	$32,154	$12,692	(4)	$37,704

Total assets	$784,362		$724,096		$643,872		$612,332	$578,671		$572,890
Long-term debt	$63,158		$49,679		$68,698		$81,038	$105,415		$83,638
Total stockholders’ equity	$462,103		$435,237		$382,821		$356,361	$322,079		$323,461
Average number of common shares outstanding, net of treasury shares:
Basic	30,619,780		30,128,117		29,496,281		29,296,435	29,184,605		30,224,433
Diluted	31,049,790		30,575,057		29,845,497		29,667,037	29,199,566		30,224,433
Diluted earnings per common share	$1.03		$0.91		$0.53		$1.08	$0.43		$1.25
Cash dividends per common share	$0.57		$0.54		$0.54		$0.54	$0.54		$0.53
Book value per common share	$15.01		$14.27		$12.91		$12.08	$10.99		$10.99

(1)	Includes a net gain of $497,000 on the sale of an office in Europe, $962,000 of income from a refinement in assumptions relating to freight in North America, and $4,370,000 of tax benefits from tax reserves no longer required due to a change in Mexican tax laws effective December, 2004 and the favorable settlement of a tax claim in Canada.

(2)	Includes charges of $3,904,000 related to North American restructuring and goodwill impairment and a $1,400,000 valuation allowance on tax assets not recoverable at that time.

(3)	Includes charges of $8,616,000 related to North American restructuring.

(4)	Includes charges of $4,635,000 related to the cost of Akron, Ohio plant closure.

(5)	Includes $3,900,000 in North America from consideration received due to the demutualization of an insurance carrier and the settlement of an insurance claim resulting from equipment problems at a facility in North America. Net income includes $2,535,000 related to these events.

A. SCHULMAN, INC. 2005 ANNUAL REPORT
A. Schulman, Inc.
Corporate Information
The Board of Directors
Robert A. Stefanko
Chairman
Terry L Haines
President and Chief Executive Officer
Joseph M. Gingo
Executive Vice President Quality Systems
and Chief Technical Officer,
The Goodyear Tire and Rubber Company
Willard R. Holland
Former Chairman, FirstEnergy Corp.
James A. Karman
Former Vice Chairman, RPM, Inc.
James S. Marlen
Chairman, President and Chief Executive
Officer, Ameron International Corporation
Dr. Peggy Gordon Miller
President,
South Dakota State University
James A. Mitarotonda
Chairman, President & Chief Executive Officer,
Barington Capital Group, L.P.
Ernest J. Novak, Jr.
Retired Managing Partner,
Ernst & Young — Cleveland, Ohio office
Dr. Paul Craig Roberts
Chairman
The Institute for Political Economy
John B. Yasinsky
Former Chairman,
OMNOVA Solutions, Inc.
Executive Officers
Terry L. Haines
President and Chief Executive Officer
Robert A. Stefanko
Chief Financial Officer
and Treasurer
Alain C. Adam
Vice President -
International Automotive Operations
Ronald G. Andres
Vice President -
North American Manufacturing
Gary J. Elek
Vice President -
Corporate Controller and Secretary
John M. Myles
Vice President -
Research and Development
Barry A. Rhodes
Vice President -
North American Sales and Marketing
European Operations
Jack B. Taylor
General Manager-Europe
Corporate Headquarters
A. Schulman, Inc.
3550 West Market Street
Akron, OH 44333
(330) 666-3751
www.aschulman.com
Domestic Office
International Automotive
Marketing Center
2100 East Maple Road
Birmingham, Ml 48009-6524
(248)643-6100
Technology Centers
A. Schulman, Inc.
Product Technology Center
1183 Home Avenue
Akron, Ohio 44310
(330) 630-3315
A. Schulman, Inc.
Color Technology Center
1475 Wolf Creek Trail
Sharon Center, Ohio 44274
(330) 239-0101
Annual Meeting
The Annual Meeting of Stockholders will
be held on Thursday, December 8, 2005
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
A. Schulman, Inc.
3550 West Market Street
Akron, Ohio 44333

Foreign Offices
Luxembourg
A. Schulman S.a.r.l. et Cie S.C.S.
5, Rue Guillaume Kroll
L-1882 Luxembourg
Luxembourg
A. Schulman S.a.r.l.
5, Rue Guillaume Kroll
L-1882 Luxembourg
Luxembourg
A. Schulman Holdings S.a.r.l.
5, Rue Guillaume Kroll
L-1882 Luxembourg
Bornem, Belgium
A. Schulman Plastics BVBA
Pedro Colomalaan 25
Industriepark
2880 Bornem
32-3-890-4211
Würselen, Germany
A. Schulman Europe GmbH
Monnetstrasse 7
52146 Würselen
49-2405-45270
Kerpen, Germany
A. Schulman GmbH
HüttenstraBe 211
50170 Kerpen
49-2273-5610
Paris, France
A. Schulman, S.A./Diffusion
Plastique
Immeuble Dynasteur
10/12 Rue Andras Beck
92366 Meudon-la-Foret
33-1-4107-7500
Crumlin, South Wales (U.K.)
A. Schulman Inc. Limited
Croespenmaen Industrial Estate
Crumlin, Newport
Gwent NP1 4AG
44-1495-244090
Zurich, Switzerland
A. Schulman AG
Kernstraße 10
8004 Zurich
41-1-241-6030
Warsaw, Poland
A. Schulman Polska Sp. z.o.o.
ul. Pulawska 424
02-884 Warsaw
48-22-323-2000
Budapest, Hungary
A. Schulman Hungary Kft.
Bartok Béla ut 105-113
1115 Budapest
36-1-371-2408
Horsholm, Denmark
A. Schulman Plastics BVBA
Slotsmarken 181
DK-2970 Horsholm
45-45-17-4180
Gorla Maggiore, Italy
A. Schulman Plastics, S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741
Barcelona, Spain
A. Schulman S.L
BCIN — Pol. Ind Les Guixeres s/n
08915 Barcelona/Badalona
34-93-464-8043
Mississauga, Ontario, Canada
L5R 3G5
A. Schulman Canada Ltd.
5770 Hurontario Street, Suite 602
(905) 568-8470
Mexico City, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Manuel E. Izaguirre # 13
Despacho 304 — Ciudad Satélite
Naucalpan, Edo. de Mexico 53100
52-555-393-7246
Monterrey, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Avenida Lazaro Cardenas 2400 PTE
Condominio los Soles
Office PB -17
Colonia Reas San Agustin
San Pedro Garza Garcia,
N.L. Mexico 66220
52-818-363-5072
San Luis Potosi, Mexico

A. Schulman de Mexico,
S.A. de C.V
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosi, S.L.P. 78090
52-444-824-0708
Plants
Sharon Center, Ohio 44274
A. Schulman Invision Inc.
1475 Wolf Creek Trail
(330) 239-0101
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
33-3-24-427161
Gorla Maggiore, Italy
A. Schulman Plastics S.p.A.
Via Baragiola 6
21050 Gorla Maggiore (VA)
39-03-31-60741
A. Schulman Polska Sp.z.o.o.
Nowa Biala 37
09-411 Biala-Plock
Poland
48-24-364-0012
East Java, Indonesia
PT A. Schulman Plastics
Desa Ngerong KM 39, Gempol
67155 Pasuruan
62-343-854240
A. Schulman Plastics
(Dongguan) Ltd.
Qiaoxin Industrial Park
Qiaotou Township/Dongguan City
Guangdong Province
China
86-769-342-2777
St. Thomas, Ontario, Canada
N5P 3Z5
A. Schulman Canada Ltd.
400 S. Edgeware Road
(519)633-3451
San Luis Potosi, Mexico
A. Schulman de Mexico,
S.A. de C.V.
Avenida CFE, 730
Entre Eje 134 y Eje 136
Zona Industrial del Potosi
San Luis Potosl, S.L.P. 78090
52-444-824-0708

A. Schulman

3550 West Market Street
Akron, Ohio 44333
330.666.3751

www.aschulman.com